The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3).
Registration Statement File No. 333-140997

Subject to completion, dated March 1, 2007
Prospectus supplement
(To Prospectus dated March 1, 2007)

Freeport-McMoRan Copper & Gold Inc.
$6,000,000,000
$           % Senior Notes due 2015
$          % Senior Notes due 2017

Interest payable          and

Issue price:       % and     %, respectively

The     % Senior Notes due 2015 (the “2015 notes”) will mature on          , 2015, and the     % Senior Notes due 2017 (the “2017 notes”) will mature on          , 2017. Interest will accrue from           , 2007, and the first interest payment date will be           , 2007.

We may redeem some or all of the 2015 notes at any time prior to          , 2011, at a price equal to 100% of the principal amount of the 2015 notes plus a “make-whole” premium. In addition, we may redeem some or all of the 2015 notes at any time on or after          , 2011, at the redemption prices set forth in this prospectus supplement. We may redeem some or all of the 2017 notes at any time prior to          , 2012 at a price equal to 100% of the principal amount of the 2017 notes plus a “make-whole” premium. In addition, we may redeem some or all of the 2017 notes at any time on or after          , 2012, at the redemption prices set forth in this prospectus supplement. Prior to          , 2010, we may also redeem up to 35% of each series of the notes using the proceeds of certain equity offerings at the redemption prices set forth in this prospectus supplement. If we sell certain of our assets or experience specific kinds of changes in control, we must offer to purchase the notes of each series.

The notes will be unsecured, will rank equally with all our existing and future unsecured senior debt and rank senior to all our future subordinated debt. The notes will be effectively subordinated to all of our existing and future secured debt to the extent of the collateral securing that debt, including our new senior credit facilities and certain of our outstanding debt securities. The notes will be effectively subordinated to all indebtedness and other obligations, including trade payables, of our subsidiaries. The notes will not be guaranteed by any of our subsidiaries.

See “Risk factors” beginning on page S-22 for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Per 2015 note	Total	Per 2017 note	Total

Public offering price(1)%		$	%	$
Underwriting discounts and commissions	%	$	%	$
Proceeds to us before expenses	%	$	%	$

(1)	Plus accrued interest from , 2007, if settlement occurs after that date.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes will be made to investors in book-entry form through The Depository Trust Company, Euroclear or Clearstream on or about           , 2007.

Joint book-running managers

JPMorgan	Merrill Lynch & Co.

Co-managers

HSBC	Scotia Capital	UBS Investment Bank

               , 2007

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it. You should not assume that the information contained or incorporated by reference in this prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus supplement or that the information contained or incorporated by reference in the accompanying prospectus is accurate as of any date other than the date on the front cover of the accompanying prospectus. We and the underwriters are offering to sell the notes only in places where offers and sales are permitted.

Prospectus supplement

Prospectus

Except as otherwise described herein or the context otherwise requires, all references to (i) the “combined company,” “we,” “us,” “our” and “ours” in this prospectus supplement mean Freeport-McMoRan Copper & Gold Inc. and all entities owned or controlled by Freeport-McMoRan Copper & Gold Inc. (including Phelps Dodge Corporation and its subsidiaries on a pro forma basis after giving effect to the acquisition of Phelps Dodge by Freeport-McMoRan and the other transactions described herein), (ii) “Freeport-McMoRan” refer to Freeport-McMoRan Copper & Gold Inc. and its subsidiaries prior to the acquisition and (iii) “Phelps Dodge” refer to Phelps Dodge Corporation and its subsidiaries.

S-i

Cautionary statement regarding forward-looking statements

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking information about Freeport-McMoRan, Phelps Dodge and the combined company after completion of the transactions is intended to be covered by the safe harbor to “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus supplement or the accompanying prospectus or may be incorporated in this prospectus supplement or the accompanying prospectus by reference to other documents and may include statements for the period following the completion of this transaction. Representatives of Freeport-McMoRan and Phelps Dodge may also make forward-looking statements. When used in this document, the words “anticipates,” “may,” “can,” “plans,” “feels,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Freeport-McMoRan or Phelps Dodge, the management of either such company or the transactions are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties, including the risks described in this prospectus supplement under “Risk factors,” that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Some other risks and uncertainties include, but are not limited to:

•	risks related to our substantial indebtedness and ability to service the notes;

•	our holding company structure and its potential effect on your ability to receive dividends or payments on the notes;

•	macroeconomic conditions and general industry conditions, such as the competitive environment of the mining industry;

•	unanticipated mining, milling and other processing problems;

•	accidents that lead to personal injury or property damage;

•	persistent commodity price reductions;

•	changes in political, social or economic circumstances in areas where Freeport-McMoRan and Phelps Dodge operate or plan to operate;

•	expropriation;

•	variances in ore grades;

•	labor relations;

•	adverse weather conditions and natural disasters, such as earthquakes;

S-ii

•	the speculative nature of mineral exploration;

• increases in energy and production costs;

•	fluctuations in interest rates or foreign currency exchange rates and other adverse financial market conditions;

•	regulatory and litigation matters and risks;

•	changes in tax and other laws;

•	the risk that a regulatory approval that may be required for the transactions is not obtained or is obtained subject to conditions that are not anticipated; and

•	other risks to consummation of the transactions.

The actual results or performance by Freeport-McMoRan or Phelps Dodge, and issues relating to the transactions, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Freeport-McMoRan or Phelps Dodge, the combined company or the transactions. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Industry and other information

Unless we indicate otherwise, we base the information concerning the mining industry contained or incorporated by reference in this prospectus supplement and the accompanying prospectus on our general knowledge of and expectations concerning the industry. Our market positions and market shares are based on our estimates using data from various industry sources and assumptions that we believe to be reasonable based on our knowledge of the mining industry. We have not independently verified data from industry sources and cannot guarantee its accuracy or completeness. In addition, we believe that data regarding the mining industry and our market positions and market shares within such industry provide general guidance but are inherently imprecise. Further, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk factors” section of this prospectus supplement. The information regarding Freeport-McMoRan’s reserves as of December 31, 2006, that is contained in this prospectus supplement or the accompanying prospectus, including the documents incorporated by reference herein or therein, has been verified by Independent Mining Consultants, Inc. as experts in mining, geology and reserve determination.

S-iii

Prospectus supplement summary

This summary highlights certain information contained elsewhere or incorporated by reference in this prospectus supplement. Because this is only a summary, it does not contain all the information that may be important to you. For a more complete understanding of our business and this offering, you should read the entire prospectus supplement and the accompanying prospectus and the documents incorporated herein and therein by reference, including the annual financial statements included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should also carefully consider the matters discussed under “Risk factors.”

On November 18, 2006, Freeport-McMoRan Copper & Gold Inc. executed a definitive merger agreement pursuant to which, subject to the terms and conditions set forth therein, it expects to acquire all outstanding shares of Phelps Dodge Corporation (the “acquisition”). In this prospectus supplement, we refer to the issuance of the notes offered hereby and the borrowings under the new senior credit facilities as the “financing” and the acquisition and the related transactions, including the financing, as the “transactions.” The transactions are more fully described below under “—The transactions.”

Overview

Freeport-McMoRan Copper & Gold Inc. is one of the world’s largest producers of copper and gold. Freeport-McMoRan’s Grasberg minerals district in Papua, Indonesia contains the world’s single largest copper reserve and the world’s single largest gold reserve. Phelps Dodge Corporation is one of the world’s leading producers of copper and molybdenum. Phelps Dodge has mines in operation or under development in North and South America, and Africa, including the Tenke Fungurume development project in the Democratic Republic of Congo.

On November 19, 2006, Freeport-McMoRan and Phelps Dodge announced that they had signed a merger agreement pursuant to which Freeport-McMoRan will acquire Phelps Dodge for approximately $25.9 billion in cash and stock, based on Freeport-McMoRan’s closing stock price on November 17, 2006, creating one of the world’s largest publicly-traded copper companies and one of North America’s largest mining companies. Freeport-McMoRan will use the proceeds from this offering to fund a portion of the cash consideration of the acquisition and to pay all transaction costs. This offering is conditioned upon the consummation of the acquisition.

Acquisition rationale

The combination of Freeport-McMoRan and Phelps Dodge will dramatically expand Freeport-McMoRan’s operations, reserves and project pipeline, while diversifying both its geographic and commodity portfolio. The significant benefits of the acquisition include:

•	our increased scale of operations, management depth and strengthened cash flows will provide an improved platform from which to capitalize on growth opportunities in the global market;

•	we will be well-positioned to benefit from the positive copper market at a time when there is a scarcity of large-scale copper development projects combined with strong global demand for copper;

•	we will have long-lived, geographically diverse ore reserves totaling 77.2 billion pounds of copper, 38.3 million ounces of gold and 1.8 billion pounds of molybdenum, net of minority interests of all joint venture partners and minority owners;

•	we expect to generate strong cash flows, which will enable significant debt reduction;

•	our future growth will be supported by a project pipeline with the potential to add nearly one billion pounds of copper production capacity on a consolidated basis by the end of 2009; and

•	we will have exploration rights with significant potential in copper regions around the world, including Freeport-McMoRan’s prospective acreage in Papua, Indonesia, and Phelps Dodge’s opportunities at its Tenke Fungurume concessions in the Democratic Republic of Congo.

Our business

The combined company will be a new industry leader with large, long-lived, geographically diverse assets and significant proven and probable reserves of copper, gold and molybdenum. For the year ended December 31, 2006, on a pro forma basis giving effect to the transactions, the combined company’s revenues and Adjusted EBITDA (as defined under “—Summary unaudited pro forma condensed combined financial information”) totaled $17.7 billion and $7.8 billion, respectively.

The combined company will have significant, geographically diverse ore reserves. At December 31, 2006, on a pro forma basis after giving effect to the transactions, the combined company’s ore reserves on a consolidated basis totaled 93.6 billion pounds of copper, 42.4 million ounces of gold and 2.0 billion pounds of molybdenum, and the combined company’s equity share of those ore reserves, net of the interests of all joint venture partners and minority owners, totaled 77.2 billion pounds of copper, 38.3 million ounces of gold and 1.8 billion pounds of molybdenum. The combined company’s mines will have lives ranging from 6 years to 37 years based on current ore reserves and mine plans. The combined company’s consolidated implied reserve lives, calculated by dividing ore reserves by estimated production rates, will be 21 years for copper, 22 years for gold and 25 years for molybdenum. The charts below illustrate the composition and diversity of the combined company’s portfolio by geography and commodity:

Freeport-McMoRan conducts its operations primarily through its principal operating subsidiaries, PT Freeport Indonesia and Atlantic Copper, S.A., which operates a copper smelter and refinery in Huelva, Spain. In addition, Freeport-McMoRan holds exploration rights covering approximately 2.2 million acres in Papua, Indonesia. PT Freeport Indonesia’s operations in Papua, Indonesia, involve mineral exploration and development, mining and milling of ore containing copper, gold and silver and the worldwide marketing of concentrates containing those metals. PT Freeport Indonesia’s principal asset is the world-class Grasberg mine discovered in 1988. The Grasberg minerals district contains the world’s largest single copper reserve and world’s largest single gold reserve. PT Freeport Indonesia is also a 25 percent owner of PT Smelting, which operates a copper smelter and refinery in Gresik, Indonesia.

Phelps Dodge conducts its operations primarily through its two divisions, Phelps Dodge Mining Company (“PDMC”) and Phelps Dodge Industries (“PDI”). PDMC is a fully integrated producer of copper and molybdenum, with mines and processing facilities in North America, South America and Europe and processing capabilities for other minerals as by-products, such as gold, silver and rhenium. PDI consists of Phelps Dodge Wire and Cable, which manufactures engineered products principally for the global energy sector.

Competitive strengths

Geographically diverse asset base. The combined company will have a geographically diverse portfolio of assets across four continents, which produce copper, gold and molybdenum for global sale and consumption. The combined company will have 15 mines in operation located in Chile, Indonesia, Peru and the United States and scheduled development projects in North and South America, Asia and Africa. On a pro forma basis after giving effect to the transactions, 38 percent of total 2006 mining revenues of $12.9 billion were generated from Indonesia, 35 percent from North America, 22 percent from Chile and 5 percent from Peru. While the combined company will derive the majority of its revenues from copper (78 percent of 2006 mining revenues on a pro forma basis after giving effect to the transactions), gold and molybdenum each represent important pieces of the production profile, representing 10 percent and 12 percent of 2006 mining revenues, respectively, on a pro forma basis after giving effect to the transactions. We believe the scope of operations and diversification should enable the combined company to perform well throughout periods of volatile commodity prices and demand fluctuations.

Strong production and long-lived ore reserves. We believe that the combined company’s geographically diverse asset base is characterized by large scale production, long reserve lives and strong future growth opportunities. The table below reflects our consolidated and net reserves and production.

	Consolidated	Net interest(a)

Production for year ended December 31, 2006:
Copper (billion pounds)	3.6	3.1
Gold (million ounces)	1.8	1.7
Molybdenum (million pounds)	68.2	68.2
Ore reserves as of December 31, 2006:
Copper (billion pounds)	93.6	77.2
Gold (million ounces)	42.4	38.3
Molybdenum (billion pounds)	2.0	1.8
Copper reserves as of December 31, 2006 by geographical region (billion pounds):
Indonesia	38.8	35.2
United States	24.8	24.8
Chile	10.0	6.4
Peru	15.5	8.3
Democratic Republic of Congo	4.5	2.6
Implied ore reserve life (years)(b):
Copper	21	21
Gold	22	22
Molybdenum	25	25

(a)	Reflects the combined company’s equity share, net of the interests of all joint venture partners and minority owners.

(b)	Calculated by dividing ore reserves by estimated production rates.

Attractive project pipeline. We believe that the combined company will have significant potential for growth through the development of its existing asset base, including replacing production at existing mines that would otherwise be depleted. The combined company has a number of projects that we believe will add nearly one billion pounds of copper production capacity on a consolidated basis by the end of 2009.

The Tenke Fungurume development project is considered to be one of the largest, highest grade, undeveloped copper/cobalt concessions in the world today, which we expect will commence production by early 2009. Initial production rates are expected to be approximately 250 million pounds of copper and 18 million pounds of cobalt on a consolidated basis. The Safford, Arizona project is currently under construction and is expected to be in production during the first half of 2008 and to initially produce approximately 240 million pounds of copper per year on a consolidated basis.

In South America, the combined company will have two mines with significant development potential: Cerro Verde and El Abra. Cerro Verde, in Peru, has recently been expanded and has the capacity to initially produce approximately 430 million pounds of additional copper per year on a consolidated basis. El Abra, in Chile, has completed a feasibility study for developing its sulfide ore reserves to produce approximately 325 million pounds of copper per year on a consolidated basis for approximately 10 years beginning as early as 2010.

Significant exploration potential. The combined company will have exploration rights with significant potential in copper regions around the world. Two of the key exploration areas are Freeport-McMoRan’s 2.2 million acres in Papua, Indonesia, and Phelps Dodge’s opportunities at its Tenke Fungurume development project in the Democratic Republic of Congo. The Papua acreage is located in highly prospective areas that we believe have the potential for major mine developments in the future. In recent years, exploration in Papua was suspended, but Freeport-McMoRan plans to resume exploration activities in certain prospective areas during 2007. See “Risk factors—Risks related to Freeport-McMoRan’s business—Any suspension of required activities under Freeport-McMoRan’s Contracts of Work requires the consent of the Indonesian government.” The Tenke Fungurume copper/cobalt deposits are located within four concessions totaling approximately 394,000 acres of mining claims. Substantial portions of these concessions have had only limited historical exploration and a major target definition and drilling program is now under way in this high potential copper/cobalt region.

Experienced management team. The combined company will have a highly experienced management team with a successful track record for finding and developing reserves and effectively managing large-scale operations. The team will include a combination of Freeport-McMoRan and Phelps Dodge management and will be complemented by a strong operating team with extensive mining experience.

Strategy

Continue to maximize free cash flows. Freeport-McMoRan and Phelps Dodge have proven track records for generating significant cash flows. We will continue to maintain active programs to improve efficiencies throughout the combined company’s mining operations in order to optimize production.

Strengthen our financial profile. Strong cash flows have historically allowed both Freeport-McMoRan and Phelps Dodge to significantly reduce indebtedness. We plan to continue to use available cash flows to reduce indebtedness of the combined company. In addition, we will consider opportunities to reduce debt of the combined company shortly following the closing of the transactions through issuances of equity and equity-linked securities and possibly through asset sales. While copper, gold and molybdenum prices will play a significant role in determining the extent of the combined company’s free cash flows, we will continue to strengthen our financial profile as well as maximize the cash flows from our ore bodies through production and aggressive cost management.

Actively pursue project pipeline and exploration. We manage our business to maximize the long-term value of our mineral deposits. We have been disciplined in managing and evaluating potentially attractive capital investments. The combined company will have significant potential for growth through the development of its existing asset base and exploration, which we plan to actively develop to grow our production and ore reserves.

Industry overview

Copper

Copper is an internationally traded commodity, and its price is effectively determined by the major metals exchanges—the New York Commodity Exchange (COMEX), the London Metal Exchange (LME) and the Shanghai Futures Exchange (SHFE). Prices on these exchanges generally reflect the worldwide balance of copper supply and demand, but also are influenced significantly, from time to time, by speculative actions and by currency exchange rates.

Copper’s physical attributes include superior electrical conductivity, corrosion resistance, structural capability, efficient heat transfer and aesthetics. Other materials that compete with copper include aluminum, plastics, stainless steel and fiber optics. Despite recent higher prices, substitution of competing materials has been modest because it is difficult to duplicate copper’s unique characteristics.

Copper is a critical component of the world’s infrastructure. The demand for copper ultimately reflects the rate of underlying world economic growth, particularly in industrial production and construction. Copper’s end-use markets reflect its fundamental role in the world economy. Copper’s end-use markets (and their estimated shares of total consumption based on Brook Hunt’s estimate of 2006 Western world copper consumption) are (a) construction (38 percent), (b) electrical applications (28 percent), (c) industrial machinery (13 percent), (d) transportation (11 percent) and (e) consumer products (10 percent). Since 1990, refined copper consumption grew by an estimated compound annual growth rate of 3.1 percent to 17.6 million tons in 2006, according to published 1990 data by the World Bureau of Metals Statistics (WBMS) and our estimates for 2006. This rate of increase was slightly higher than the growth rate of 2.9 percent for world industrial production over the same period. Asian copper consumption, led by China, has been particularly strong, increasing by a compound annual rate of approximately 6 percent from 1990. Asia now represents approximately half of the world’s refined copper consumption, compared with approximately 22 percent for Western Europe and approximately 20 percent for the Americas.

From 1990 through 2006, refined copper production has grown at an average annual rate of approximately 3 percent, based on published 1990 data by the WBMS and our estimates for 2006. Absent major new discoveries of copper reserves, which have been rare in the last decade, the industry is expected to face the challenge of depleting reserves going forward. While a number of expansion projects are currently being pursued, development of major new mines requires long lead times as a result of, among other things, technical challenges, limited availability of equipment and experienced operators and political and regulatory issues.

Copper consumption is closely associated with industrial production and, therefore, tends to follow economic cycles. During an expansion, demand for copper tends to increase thereby driving up the price. As a result, copper prices are volatile and cyclical. During the past 15 years, the LME price of copper averaged $1.13 per pound and ranged from a high annual average price of $3.05 per pound in 2006 to a low annual average price of $0.71 per pound in 2002. In addition, during the past 15 years, the COMEX price of copper averaged $1.14 per pound, and has ranged from a high annual average price of $3.09 per pound in 2006 to a low annual average price of $0.72 per pound in 2002. The closing 3-month LME and active-month COMEX copper prices on February 27, 2007 were $2.83 per pound and $2.81 per pound, respectively.

Gold

Gold continues to represent a significant portion of the international reserve assets for most national central banks. Due to its value as a currency and historical monetary role, investment demand has played a significantly larger role in determining the gold price than market fundamentals.

During 2006, the relative weakness in the U.S. dollar, a low global interest rate environment, global political instability and the establishment of exchange-traded funds all contributed to increased investment demand for gold. Jewelry is the largest single component of gold usage, comprising approximately 67 percent of 2006 demand in dollar terms, according to the World Gold Council. In 2006 demand for jewelry reached a new record in dollar terms, while demand for gold in electronics and dental applications rose to a new volume record. Despite an approximate 10 percent decline in total volume demand in 2006, total dollar demand for gold reached a new record, increasing by approximately 22 percent over 2005.

Gold supply is comprised of mine production, gold scrap and central bank sales. According to World Gold Council data, global mine production, net of producer hedging, accounted for approximately 60 percent of total gold supply. Gold scrap is the second-largest source of gold, providing approximately 30 percent of 2006 supply. The remainder of gold supply comes from central bank sales. The total gold supply in terms of volume declined by 13 percent in 2006 according to the World Gold Council. A decrease in central banks sales accounted for a majority of the supply decrease. Mine supply fell approximately 2 percent in 2006, and has remained flat over the past three years due to a lack of new large-scale gold mining projects.

Investment demand and record gold jewelry and industrial demand, combined with constrained supply, created a favorable gold price environment in 2006. The average gold price of $604 per ounce in the 2006 London spot market represents a 36 percent increase over the 2005 average price of $444 per ounce. Gold hit a 26-year high of $726 per ounce in mid-May 2006. The closing London PM Fix gold spot price on February 27, 2007 was $676 per ounce.

Molybdenum

Molybdic oxide, derived from molybdenum, is used primarily in the steel industry for corrosion resistance, strengthening and heat resistance. Molybdenum chemicals are used in a number of diverse applications such as lubricants, additives for water treatment, feedstock for the production of pure molybdenum metal and catalysts used for petroleum refining. Pure molybdenum metal powder products are used in a number of diverse applications, such as lighting, electronics, and specialty steel alloys.

Molybdenum demand is heavily dependent on the worldwide steel industry, which comprises approximately 80 percent of molybdenum demand. The balance is used in specialty chemical applications. There are no terminal exchanges or forward markets for molybdenum products.

The metallurgical market for molybdenum is characterized by cyclical and volatile prices, little product differentiation and strong competition. The chemical market is more diverse and contains more specialty products and segments. In both markets, prices are influenced by, among other things, production costs of domestic and foreign competitors, worldwide economic conditions, world and regional supply/demand balances, inventory levels, governmental regulatory actions and currency exchange rates. Molybdenum prices also are affected by the demand for end-use products in, for example, the construction, transportation and durable goods markets. A substantial portion of world molybdenum is produced as a by-product of copper mining, which is relatively insensitive to molybdenum price levels. Materials that compete with molybdenum include other metals and alloys, graphite and plastics, depending upon the application. Despite recent high prices, substitution of competing materials has been modest for the metallurgical segment. Certain chemical segments have experienced some substitution, however, it has not significantly impacted overall chemical demand.

During 2006, primary mine production increased in both North America and China, although production in China remains difficult to estimate. By-product molybdenum production decreased from 2005 levels primarily due to lower production in South America. Tight supplies of Western, high-quality materials continued throughout the first half of 2006, but eased in the second half as demand slowed in the metallurgical segment. Western roaster capacity constraints were reduced in 2006 as increased capacity was realized and by-product supply decreased. Overall, market fundamentals shifted from a supply deficit in the first half of 2006 to a slight surplus late in the year, with the overall year being relatively balanced.

During the past 15 years, Metals Week molybdenum Dealer Oxide prices have ranged from a high of $40.00 per pound to a low of $1.82 per pound. In 2006, the Metals Week molybdenum Dealer Oxide mean price decreased 22 percent from the 2005 mean price of $31.73 per pound to $24.75 per pound. Although price levels were lower than those experienced in 2005, 2006 molybdenum prices remained at historically high levels. Strong demand, which has outpaced supply over the past several years, has continued and inventory levels throughout the industry remain low. The Metals Week molybdenum Dealer Oxide price on February 26, 2007 was $26.00 per pound.

The transactions

The boards of directors of Freeport-McMoRan and Phelps Dodge have approved a merger agreement pursuant to which Freeport-McMoRan will acquire Phelps Dodge. The acquisition is subject to certain closing conditions, including:

•	approval of the merger agreement by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Phelps Dodge common stock entitled to vote on the matter at a special meeting of shareholders scheduled to be held on March 14, 2007;

•	approval of the issuance of Freeport-McMoRan common stock to be issued in the acquisition by the affirmative vote of the holders of a majority of shares of its common stock cast on the matter at a special meeting of shareholders scheduled to be held on March 14, 2007;

•	the receipt of all governmental and regulatory approvals; and

•	the absence of events or developments since the date of the merger agreement that would reasonably be expected to have a material adverse effect with respect to Freeport-McMoRan or Phelps Dodge.

The acquisition is expected to close shortly after the special meetings of shareholders.

At the effective time of the acquisition, each issued and outstanding Phelps Dodge common share will be converted into the right to receive a combination of 0.67 of a share of Freeport-McMoRan common stock and $88.00 in cash, without interest. Upon completion of the acquisition, we expect that Freeport-McMoRan shareholders will own approximately 59 percent of the combined company (62 percent on a fully diluted basis) and former Phelps Dodge shareholders will own approximately 41 percent of the combined company (38 percent on a fully diluted basis). Following the acquisition, Phelps Dodge will continue as a surviving corporation and become a wholly owned subsidiary of Freeport-McMoRan; accordingly, Phelps Dodge shares will no longer be publicly traded.

Freeport-McMoRan will have cash requirements of approximately $18,500 million in connection with the acquisition, including the cash consideration of the acquisition and transaction costs. In order to finance a portion of these cash requirements, the following financing transactions will occur in connection with the closing of the acquisition:

•	borrowings under a new $11,500 million senior credit facility, consisting of a $1,500 million revolving credit facility (which refers to our new $1,000 million revolving credit facility and our amended and restated $500 million revolving credit facility), a $2,500 million five-year Tranche A term loan facility and a $7,500 million seven-year Tranche B term loan facility; and

•	the issuance of the notes offered hereby.

The remainder of the cash requirements will be met from cash available at Freeport-McMoRan and Phelps Dodge. The offering of the notes will occur concurrently with, and is conditioned upon, the closing of the acquisition and the other transactions.

Sources and uses

The table below sets forth the estimated sources and uses for the transactions based on balances as of December 31, 2006:

(Dollars in millions)
Sources of funds	Amount	Uses of funds	Amount

Cash	$2,500.0	Equity purchased(c)	$25,791.0
New revolving credit facility(a)	—	Estimated fees and expenses(d)	500.0
New Tranche A term loan facility	2,500.0
New Tranche B term loan facility	7,500.0
Senior notes offered hereby	6,000.0
Additional common equity(b)	7,791.0

Total sources	$26,291.0	Total uses	$26,291.0

(a)	Based on expected cash balances at closing, we do not expect to make any drawings under our new revolving credit facility. Availability under the new revolving credit facility will be reduced by outstanding letters of credit. Our availability under our revolving credit facility is anticipated to be approximately $1,400.0 million at closing after giving effect to outstanding letters of credit. Following the closing, we may be required to issue additional letters of credit in connection with financial assurances with respect to our reclamation obligations. See “Risk factors — Risks related to Phelps Dodge’s business — Mine closure regulations may impose substantial costs.”

(b)	Reflects the fair value of Freeport-McMoRan common stock to be issued to Phelps Dodge shareholders as a result of the acquisition calculated by using the weighted average market price of Freeport-McMoRan common stock from November 16, 2006 to November 21, 2006 multiplied by the estimated shares of Freeport-McMoRan stock to be issued to Phelps Dodge shareholders.

(c)	Based on the weighted average market price of Freeport-McMoRan common stock from November 16, 2006 to November 21, 2006, the cash consideration to be paid in the acquisition, and the estimated Phelps Dodge common shares outstanding and issuable at December 31, 2006.

(d)	Reflects our estimate of fees and expenses associated with the transactions, including financing fees, estimated change of control costs and related employee benefits and other transaction costs and professional fees.

Corporate structure

Under the terms of the proposed transactions, a wholly owned subsidiary of Freeport-McMoRan will merge into Phelps Dodge. As a result, Phelps Dodge will continue as a surviving corporation and will become a wholly owned subsidiary of Freeport-McMoRan. The diagram below shows a summary of the corporate structure of the combined company.

Recent developments

On November 22, December 12 and December 14, 2006, putative class actions were filed on behalf of Phelps Dodge shareholders in Arizona state court, New York state court and Arizona state court, respectively. The class actions allege breaches of fiduciary duties by the Phelps Dodge board of directors in connection with the acquisition. The complaints allege, among other things, that the named defendants engaged in self-dealing, obtained for themselves personal benefits not shared equally by Phelps Dodge shareholders and failed to disclose all material information concerning the acquisition to Phelps Dodge shareholders. One of these complaints names Freeport-McMoRan as a defendant and alleges that Freeport-McMoRan aided and abetted such alleged violations of fiduciary duties. The plaintiffs seek, among other things, injunctive relief barring consummation of the acquisition and directing the defendants to obtain a transaction that is in the best interests of Phelps Dodge shareholders.

Phelps Dodge, Freeport-McMoRan and the other named defendants believe the allegations are without merit and intend to vigorously defend the actions.

Freeport-McMoRan Copper & Gold Inc. is a Delaware corporation. Our principal executive offices are located at 1615 Poydras Street, New Orleans, Louisiana 70112, and our telephone number at that address is (504) 582-4000. Our website is located at www.fcx.com. The information on our website is not part of this prospectus supplement or the accompanying prospectus.

The offering

The following summary contains basic information about the notes and is not intended to be complete. It may not contain all of the information that may be important to you. For a more complete description of the notes, see “Description of the notes.” In this summary of the offering, the words “company,” “we,” “us” and “our” refer only to Freeport-McMoRan Copper & Gold Inc. and not to any of its subsidiaries. Unless otherwise required by the context, we use the term “notes” in this prospectus supplement to refer collectively to the     % senior notes due 2015 and the     % senior notes due 2017.

Issuer	Freeport-McMoRan Copper & Gold Inc., a Delaware corporation

Securities	$ million in aggregate principal amount of % senior notes due 2015.

$ million in aggregate principal amount of % senior notes due 2017.

Maturity	The % senior notes will mature on , 2015.

The % senior notes will mature on , 2017.

Interest	The senior notes due 2015 will accrue interest from , 2007 at a rate of % per annum, payable and of each year, beginning on , 2007.

The senior notes due 2017 will accrue interest from , 2007 at a rate of % per annum, payable and of each year, beginning on , 2007.

Ranking	Each series of notes will be general unsecured obligations of the company and will:

• rank equally in right of payment with the notes of the other series and with all existing and future senior indebtedness of the company;

• be senior in right of payment to any future subordinated obligations of the company;

• be effectively subordinated to all secured indebtedness of the company, including secured indebtedness and the other obligations under the new senior credit facilities and certain of the company’s existing debt securities, to the extent of the value of the assets securing such indebtedness; and

• be effectively subordinated to all liabilities (including trade payables) and preferred stock of each subsidiary of the company, including Phelps Dodge’s existing debt securities.

As of December 31, 2006, on a pro forma basis after giving effect to the transactions, the company would have had approximately $17,251.0 million aggregate principal amount of indebtedness (excluding intercompany debt), all of which would have been senior indebtedness, including $10,612.9 million of secured indebtedness ($10,000.0 million of which consists of indebtedness and guarantees under the company’s new senior credit facilities and $612.9 million of which consists of secured indebtedness of certain of the company’s existing debt securities), $631.0 million of guarantees of existing debt securities of the company’s subsidiaries, $6,000.0 million of the notes offered hereby and $7.1 million of other senior indebtedness.

As of December 31, 2006, on a pro forma basis after giving effect to the transactions, our subsidiaries would have had approximately $23,495.3 million of total liabilities (including trade payables).

See “Description of the notes—Ranking.”

Optional redemption	Beginning on , 2011, we may redeem the 2015 notes, in whole or in part, at the redemption prices listed under “Description of the notes — Optional redemption” plus accrued and unpaid interest on the 2015 notes to the redemption date. Prior to , 2011, we may redeem the 2015 notes, in whole or in part, pursuant to a “make-whole” call, plus accrued and unpaid interest on the 2015 notes to the redemption date.

Beginning on , 2012, we may redeem the 2017 notes, in whole or in part, at the redemption prices listed under “Description of the notes—Optional redemption” plus accrued and unpaid interest on the 2017 notes to the redemption date. Prior to , 2012, we may redeem the 2017 notes, in whole or in part, pursuant to a “make-whole” call, plus accrued and unpaid interest on the 2017 notes to the redemption date.

In addition, prior to , 2010, on one or more occasions, we may redeem up to 35% of the aggregate principal amount of each series of notes with the proceeds of one or more equity offerings at a redemption price equal to %, in the case of the 2015 notes, and %, in the case of the 2017 notes, of the principal amount thereof, in each case plus accrued and unpaid interest to the redemption date (as described under “Description of the notes—Optional redemption”).

Change of control	Upon the occurrence of certain kinds of changes of control, you will have the right, as holders of the notes, to require us to repurchase some or all of your notes at 101% of their principal amount, plus accrued and unpaid interest to the repurchase date. See “Description of the notes—Change of control.”

Basic covenants	The indenture governing the notes contains covenants that will impose significant restrictions on our business. The restrictions that these covenants will place on us and our restricted subsidiaries include limitations on our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness;

• pay dividends or make distributions in respect of our capital stock or make certain other restricted payments or investments;

• sell assets, including the capital stock of our restricted subsidiaries;

• consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

• incur liens;

• enter into sale/leaseback transactions; and

• designate our subsidiaries as unrestricted subsidiaries.

Certain of these covenants will be suspended with respect to the notes of a series if one of the two specified rating agencies assigns such series of notes an investment grade credit rating in the future and no default or event of default exists under the indenture. Such covenants will be reinstated with respect to such series of notes to the extent a default or event of default with respect to such series of notes has occurred and is continuing or both of the specified ratings agencies assign such series of notes non-investment grade credit ratings. These covenants are also subject to other important exceptions and qualifications, which are described under “Description of the notes—Certain covenants.”

No prior market	Both series of notes are new securities and there is currently no established trading market for the notes. Although the underwriters have informed us that they intend to make a market in the notes, they are not obligated to do so and they may discontinue market making activities at any time without notice. Accordingly, we cannot assure you that a liquid market for the notes will develop or be maintained.

Use of proceeds	We will use the net proceeds from the offering to fund a portion of the acquisition consideration and pay related fees and expenses. See “Use of proceeds.”

Conditions to the offering	Closing of this offering will occur concurrently with, and is conditioned upon, the closing of the transactions.

Risk factors	Investing in the notes involves substantial risks. You should carefully consider all the information in this prospectus supplement prior to investing in the notes. In particular, we urge you to carefully consider the factors set forth under “Risk factors.”

Summary consolidated historical financial and
operating data of Freeport-McMoRan

The following summary consolidated historical financial data as of and for the years ended December 31, 2004, 2005 and 2006, have been derived from the audited consolidated financial statements of Freeport-McMoRan incorporated by reference herein. The historical results presented below are not necessarily indicative of results that you can expect for any future period. You should read the table in conjunction with the sections entitled “Use of proceeds,” “Capitalization,” “Unaudited pro forma condensed combined financial statements,” “Selected consolidated historical financial and operating data of Freeport-McMoRan,” “Management’s discussion and analysis of financial condition and results of operations of Freeport-McMoRan” and the consolidated financial statements of Freeport-McMoRan and the related notes incorporated by reference herein. See “Where you can find more information.”

	Years ended December 31,
(Dollars in millions)	2004	2005	2006

Statement of income data:
Revenues	$2,371.9	$4,179.1	$5,790.5
Costs and expenses	1,668.3	2,001.8	2,921.8
Operating income	703.6	2,177.3	2,868.7
Interest expense, net	148.1	131.6	75.6
Net income applicable to common stock	156.8	934.6	1,396.0
Balance sheet data at end of period:
Cash and cash equivalents	$552.0	$763.6	$907.5
Working capital(a)	762.4	673.8	1,178.6
Total assets	5,087.0	5,550.2	5,389.8
Total debt(b)	1,951.9	1,255.9	680.1
Stockholders’ equity	1,163.6	1,843.0	2,445.1
Other financial data:
EBITDA(c)	$842.0	$2,232.8	$2,900.4
Adjusted EBITDA(c)	823.0	2,428.7	3,096.4
Capital expenditures and investments in subsidiaries	142.9	143.0	257.1	(d)
Depreciation and amortization	206.4	251.5	227.6
Cash flow from operating activities(e)	341.4	1,552.5	1,866.4
Cash flow used in investing activities	64.0	134.3	223.5
Cash flow used in financing activities	189.6	1,206.1	1,499.1

	Years ended December 31,
	2004	2005	2006

Operating data:
PT Freeport Indonesia operating data, net of Rio Tinto’s interest(f):
Copper (recoverable)
Production (000s of pounds)	996,500	1,455,900	1,201,200
Sales (000s of pounds)	991,600	1,456,500	1,201,400
Average realized price per pound	$1.37	$1.85	$3.13
Net cash production cost per pound(g)	$0.40	$0.07	$0.60
Gold (recoverable ounces)
Production	1,456,200	2,789,400	1,731,800
Sales	1,443,000	2,790,200	1,736,000
Average realized price per ounce	$412.32	$456.27	$566.51	(h)
PT Freeport Indonesia, 100% operating data:
Copper (recoverable) (000s of pounds)
Production	1,098,600	1,688,900	1,299,500
Sales	1,092,700	1,689,400	1,300,000
Gold (recoverable ounces)
Production	1,536,600	3,439,600	1,824,100
Ore milled (metric tons per day)	185,100	216,200	229,400
Average ore grade
Copper (percent)	0.87	1.13	0.85
Gold (grams per metric ton)	0.88	1.65	0.85
Gold (ounce per metric ton)	0.028	0.053	0.027
Recovery rates (percent)
Copper	88.6	89.2	86.1
Gold	81.8	83.1	80.9

(a)	Working capital represents current assets less current liabilities.

(b)	Includes current portion of debt and short term borrowings.

(c)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income applicable to common stock plus (i) interest expense, net, (ii) provision for income taxes and (iii) depreciation and amortization. Adjusted EBITDA represents EBITDA further adjusted to reflect the impact of (i) preferred dividends, (ii) minority interests in net income of consolidated subsidiaries, (iii) losses on early extinguishment and conversion of debt, (iv) gains on sales of assets, (v) gain on insurance settlement, (vi) other income, net and (vii) equity in PT Smelting earnings.

EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors, lenders and others to evaluate companies’ performance, including, among other things, profitability before the effect of financing and similar decisions. Because securities analysts, investors, lenders and others use EBITDA and Adjusted EBITDA, our management believes that our presentation of EBITDA and Adjusted EBITDA affords them greater transparency in assessing our financial performance. EBITDA and Adjusted EBITDA should not be considered as a substitute for measures of financial performance prepared in accordance with GAAP. EBITDA and Adjusted EBITDA may not necessarily be comparable to similarly titled measures reported by other companies, as different companies calculate them differently.

The following table reconciles net income applicable to common stock to EBITDA and to Adjusted EBITDA for each period presented:

	Years ended December 31,
(Dollars in millions)	2004	2005	2006

Net income applicable to common stock	$156.8	$934.6	$1,396.0
Interest expense, net	148.1	131.6	75.6
Provision for income taxes	330.7	915.1	1,201.2
Depreciation and amortization	206.4	251.5	227.6

EBITDA	$842.0	$2,232.8	$2,900.4
Preferred dividends	45.5	60.5	60.5
Minority interests in net income of consolidated subsidiaries	41.4	126.7	168.2
Losses on early extinguishment and conversion of debt(1)	14.0	52.2	32.0
Gains on sales of assets(2)	(28.8)	(6.6)	(30.6)
Gain on insurance settlement(3)	(87.0)	–	–
Other income, net(4)	(2.1)	(27.6)	(27.6)
Equity in PT Smelting earnings	(2.0)	(9.3)	(6.5)

Adjusted EBITDA	$823.0	$2,428.7	$3,096.4

(1)	Amounts for 2004 primarily relate to induced conversions of 8 1/4% Convertible Notes due 2006; and amounts for 2005 and 2006 primarily relate to induced conversions of 7% Convertible Senior Notes due 2011 and purchases of 10 1/8% Senior Notes due 2010.

(2)	Amounts for 2004 include a $20.4 million gain from the sale of a parcel of land in Arizona held by a joint venture, and a $7.5 million gain from Atlantic Copper’s sale of its wire rod and wire assets; amounts for 2005 include a $4.9 million gain from the sale of a parcel of land in Arizona held by a joint venture; and amounts for 2006 include gains of $29.7 million at Atlantic Copper from the disposition of land and certain royalty rights.

(3)	Gain on insurance settlement related to the fourth quarter 2003 slippage and debris flow events at the Grasberg open pit.

(4)	Primarily relates to interest income and the impact of translating into U.S. dollars Atlantic Copper’s euro-denominated net liabilities.

(d)	Includes $4.6 million of Phelps Dodge acquisition costs.

(e)	Cash flow from operating activities represents net income before non-cash charges including depreciation and amortization, losses on early extinguishment and conversion of debt, deferred income taxes, minority interests’ share of net income, equity (earnings) losses in PT Smelting and other non-cash costs. Changes in working capital also impact cash flow from operating activities.

(f)	For a description of Rio Tinto’s interests, see “Business of Freeport-McMoRan—General.”

(g)	For a reconciliation of unit net cash costs to production and delivery costs applicable to sales reported in Freeport-McMoRan’s consolidated financial statements, refer to “—Product revenues and production costs” included in “Management’s discussion and analysis of financial condition and results of operations of Freeport-McMoRan” elsewhere in this prospectus supplement.

(h)	Amount was $606.36 before a loss resulting from redemption of Freeport-McMoRan’s Gold-Denominated Preferred Stock, Series II.

Summary consolidated historical financial and
operating data of Phelps Dodge

The following summary consolidated historical financial data as of and for the years ended December 31, 2004, 2005 and 2006, have been derived from the audited consolidated financial statements of Phelps Dodge incorporated by reference herein. The historical results presented below are not necessarily indicative of results that you can expect for any future period. You should read the table below in conjunction with the sections entitled “Use of proceeds,” “Capitalization,” “Unaudited pro forma condensed combined financial statements,” “Selected consolidated historical financial and operating data of Phelps Dodge,” “Management’s discussion and analysis of financial condition and results of operations of Phelps Dodge” and the consolidated financial statements of Phelps Dodge and the related notes incorporated by reference herein. See “Where you can find more information.”

	Years ended December 31,
(Dollars in millions)	2004(a)	2005(b)	2006(c)

Statement of income data:
Sales and other operating revenues	$6,415.2	$8,287.1	$11,910.4
Operating costs and expenses	4,940.3	6,522.2	7,683.5
Operating income	1,474.9	1,764.9	4,226.9
Interest expense, net of capitalized interest	122.9	62.3	19.0
Net income applicable to common shares	1,032.8	1,549.6	3,017.8
Balance sheet data at end of period:
Cash and cash equivalents	$1,200.1	$1,916.7	$4,947.4
Working capital(d)	1,493.7	2,461.4	4,338.0
Total assets	8,594.1	10,358.0	14,632.3
Total debt	1,096.9	694.5	891.9
Shareholders’ equity	4,343.1	5,601.6	7,690.4
Other financial data:
EBITDA(e)	$1,808.3	$2,647.1	$4,501.2
Adjusted EBITDA(e)	2,037.4	2,719.7	4,769.2
Capital expenditures and investments, net	317.3	698.2	1,187.8
Depreciation, depletion and amortization	455.5	441.8	448.7
Net cash provided by operating activities	1,700.1	1,769.7	5,079.2
Net cash used in investing activities	291.0	368.0	844.2
Net cash used in financing activities	947.2	685.8	1,213.2

	Years ended December 31,
	2004	2005	2006

Operating data:
Copper production (million pounds — consolidated basis)(f)	2,521.2	2,456.0	2,437.4
Copper production (million pounds — pro rata basis)(g)	2,163.4	2,084.6	2,012.6
Copper sales from Phelps Dodge’s mines (million pounds — consolidated basis)(f)	2,537.8	2,476.8	2,429.0
Copper sales from Phelps Dodge’s mines (million pounds — pro rata basis)(g)	2,178.2	2,103.2	2,006.2
COMEX copper price per pound(h)	$1.29	$1.68	$3.09
LME copper price per pound(i)	$1.30	$1.67	$3.05
Molybdenum production (million pounds)	57.5	62.3	68.2
Molybdenum sales from Phelps Dodge’s mines (million pounds)	63.1	59.9	68.8
Purchased molybdenum (million pounds)	12.9	12.9	8.3
Total molybdenum sales (million pounds)	76.0	72.8	77.1
Metals Week molybdenum Dealer Oxide mean price per pound(j)	$16.41	$31.73	$24.75

(a)	Reported amounts for 2004 included after-tax, net special charges of $50.4 million, including $44.7 million for environmental provisions; $30.9 million (net of minority interests) for early debt extinguishment costs; $9.9 million for the write-down of two cost-basis investments; $9.6 million for taxes on anticipated foreign dividends; $9.0 million for a deferred tax asset valuation allowance at Phelps Dodge’s Brazilian wire and cable operation; $7.6 million for Phelps Dodge Magnet Wire restructuring activities; $5.9 million for asset impairment charges (included $4.5 million for discontinued operations); and $0.7 million for interest on a Texas franchise tax matter; partially offset by after-tax net special gains of $30.0 million for the reversal of a U.S. deferred tax asset valuation allowance; $15.7 million (net of minority interest) for the reversal of an El Abra deferred tax asset valuation allowance; $10.1 million for the gain on the sale of uranium royalty rights; $7.4 million for environmental insurance recoveries; and $4.7 million for the settlement of historical legal matters.

(b)	Reported amounts for 2005 included after-tax, net special charges of $54.1 million, including $331.8 million for asset impairment charges; tax expense of $88.1 million for foreign dividend taxes; $86.4 million for environmental provisions; $42.6 million associated with discontinued operations in connection with the sale of Columbian Chemicals Company, which is referred to in this document as Columbian, previously disclosed as PDI’s Specialty Chemicals Segment; $41.3 million for early debt extinguishment costs; $34.5 million (net of minority interest) for tax on unremitted foreign earnings; $23.6 million for a tax charge associated with minimum pension liability reversal; $10.1 million for cumulative effect of accounting change; $5.9 million for transaction and employee-related costs associated with the sale of substantially all of Phelps Dodge’s North American magnet wire assets; partially offset by after-tax, net special gains of $388.0 million for the sale of a cost-basis investment; $181.7 million for change in interest gains at Cerro Verde and Ojos del Salado; $15.6 million for legal matters; $11.9 million for the reversal of Phelps Dodge Brazil’s deferred tax asset valuation allowance; $8.5 million for the sale of non-core real estate; $4.0 million for the reversal of U.S. deferred tax asset valuation allowance; $0.4 million for environmental insurance recoveries; and $0.1 million for Phelps Dodge Magnet Wire restructuring activities. The after-tax, net special charges of $42.6 million associated with discontinued operations consisted of $67.0 million (net of minority interests) for a goodwill impairment charge; taxes of $7.6 million associated with the sale and dividends paid in 2005; and $5.0 million for a loss on disposal of Columbian associated with transactions and employee-related costs, partially offset by a deferred income tax effect of $37.0 million.

(c)	Reported amounts for 2006 included after-tax, net special gains of $344.2 million, including $330.7 million for the Inco termination fee; $127.5 million for the reversal of U.S. deferred tax asset valuation allowance; $2.0 million for legal matters; $0.4 million for sale of non-core real estate; and $0.2 million for the reversal of Minera PD Peru deferred tax asset valuation allowance; partially offset by after-tax, net special charges of $54.5 million for environmental provisions; $30.9 million for charges associated with discontinued operations in connection with the sale of Columbian; $9.6 million for asset impairment charges; $7.6 million (net of minority interest) for tax on unremitted foreign earnings; $5.1 million for transaction and employee-related charges and loss on disposal in connection with the sale of North American magnet wire assets; $4.7 million for transaction and employee-related charges and loss on the disposal in connection with the sale of HPC; $3.0 million for a lease termination settlement; and $1.2 million associated with the dissolution of an international wire and cable entity.

(d)	Working capital represents current assets less current liabilities.

(e)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income applicable to common shares plus (i) interest expense, net of capitalized interest, (ii) provision for taxes on income, (iii) depreciation, depletion and amortization and (iv) amounts included in discontinued operations. Adjusted EBITDA represents EBITDA further adjusted to reflect the impact of (i) preferred stock dividends, (ii) minority interests in consolidated subsidiaries, (iii) equity in net earnings of affiliated companies, (iv) special items and provisions, net, (v) early debt extinguishment costs, (vi) Inco termination fee, net of expenses, (vii) gain on sale of cost-basis investments, net of expenses, (viii) change in interest gains, net of expenses, (ix) miscellaneous income and expense, net and (x) other amounts included in discontinued operations.

EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors, lenders and others to evaluate companies’ performance, including, among other things, profitability before the effect of financing and similar decisions. Because securities analysts, investors, lenders and others use EBITDA and Adjusted EBITDA, our management believes that our presentation of EBITDA and Adjusted EBITDA affords them greater transparency in assessing our financial performance. EBITDA and Adjusted EBITDA should not be considered as a substitute for measures of financial performance prepared in accordance with GAAP. EBITDA and Adjusted EBITDA may not necessarily be comparable to similarly titled measures reported by other companies, as different companies calculate them differently.

The following table reconciles net income applicable to common shares to EBITDA and Adjusted EBITDA for each period presented:

	Years ended December 31,
(Dollars in millions)	2004	2005	2006

Net income applicable to common shares	$1,032.8	$1,549.6	$3,017.8
Interest expense, net of capitalized interest	122.9	62.3	19.0
Provision for taxes on income	131.3	577.0	1,010.2
Depreciation, depletion and amortization	455.5	441.8	448.7
Amounts included in discontinued operations(1)	65.8	16.4	5.5

EBITDA	$1,808.3	$2,647.1	$4,501.2
Preferred stock dividends	13.5	6.8	–
Minority interests in consolidated subsidiaries	201.1	190.4	792.4
Equity in net earnings of affiliated companies	(1.9)	(2.7)	(4.6)
Special items and provisions, net(2)	61.6	523.1	93.6
Early debt extinguishment costs	43.2	54.0	–
Inco termination fee, net of expenses(3)	–	–	(435.1)
Gain on sale of cost-basis investment, net of expenses(4)	–	(438.4)	–
Change in interest gains, net of expenses(5)	–	(168.3)	–
Miscellaneous income and expense, net(6)	(45.3)	(93.3)	(190.9)
Other amounts included in discontinued operations(7)	(43.1)	1.0	12.6

Adjusted EBITDA	$2,037.4	$2,719.7	$4,769.2

(1)	Reflects interest expense, net of capitalized interest, provision for taxes on income, depreciation, depletion and amortization, in each case, included within discontinued operations in the amounts of $3.2 million, $11.0 million and $51.6 million in 2004, respectively, $4.2 million, ($37.0) million and $49.2 million in 2005, respectively, and $0.4 million, $4.8 million and $0.3 million in 2006, respectively.
(2)	Primarily reflects charges for asset impairments and environmental provisions for closed facilities or closed portions of operating facilities, including net charges of approximately $58.9 million for environmental provisions in 2004, approximately $419.1 million for asset impairments at the Tyrone and Cobre mines, Chino smelter and Miami refinery in 2005 and approximately $71.7 million for environmental provisions in 2006.
(3)	Reflects the gain from the termination fee received, net of expenses, resulting from the termination of a Combination Agreement with Inco, Ltd.
(4)	Reflects the gain, net of expenses, resulting from the 2005 sale of Phelps Dodge’s investment in Southern Peru Copper Corporation.
(5)	Reflects gains, net of expenses, resulting from reductions in ownership interests in Cerro Verde and Ojos del Salado during 2005.
(6)	Primarily reflects interest income and dividends received from Southern Peru Copper Corporation prior to its sale in 2005.
(7)	Reflects (income) loss included within discontinued operations.

(f)	Consolidated basis excludes 15 percent undivided interest in the Morenci, Arizona copper mining complex held by Sumitomo Metal Mining Arizona, Inc.

(g)	Pro rata basis reflects Phelps Dodge’s ownership interests in El Abra (51%), Candelaria (80%), and Morenci (85%) for all periods, Cerro Verde (82.5% through May 2005 and 53.56% thereafter) and Ojos del Salado (100% through December 2005 and 80% thereafter).

(h)	New York Commodity Exchange average spot price per pound—cathodes.

(i)	London Metal Exchange average spot price per pound—cathodes.

(j)	Annual Metals Week molybdenum Dealer Oxide mean price per pound as quoted in Platts Metals Week.

Summary unaudited pro forma
condensed combined financial information

The following table sets forth summary unaudited pro forma condensed combined financial information of Freeport-McMoRan. The pro forma information has been derived from, and should be read in conjunction with, the “Unaudited pro forma condensed combined financial statements” and related notes, which are included in this prospectus supplement and give pro forma effect to the transactions.

The pro forma condensed combined balance sheet information gives effect to the transactions as if they occurred on December 31, 2006. The pro forma condensed combined statements of income information gives effect to the transactions as if they occurred on January 1, 2006. The summary unaudited pro forma condensed combined financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Freeport-McMoRan would have been had the transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

Pro forma
year ended
(Dollars in millions, except ratios)	December 31, 2006

Statement of income data:
Revenues(a)	$17,700.9
Costs and expenses	11,167.3
Operating income	6,533.6
Interest expense, net(b)	1,393.7
Income from continuing operations applicable to common stock(a)	2,868.7
Balance sheet data at end of year:
Cash and cash equivalents(c)	$3,383.4
Working capital(d)	5,749.6
Total assets	40,657.5
Total debt(e)	17,607.4
Stockholders’ equity	10,235.9
Other financial data:
EBITDA(f)	$7,444.1
Adjusted EBITDA(f)	7,801.8
Capital expenditures and investments in subsidiaries	1,499.3
Depreciation, depletion and amortization	1,268.2
Ratio of total debt to Adjusted EBITDA	2.3x
Ratio of Adjusted EBITDA to interest expense, net	5.6x

(a)	Amounts include charges for mark-to-market losses on Phelps Dodge’s copper price protection program totaling $1,008.9 million in revenues and $766.8 million in income from continuing operations applicable to common stock for the year ended December 31, 2006.
(b)	The pro forma information presented herein assumes a weighted average annual interest rate of 7.8% on the notes, the Tranche A term loan facility and the Tranche B term loan facility. A 0.125% variance in the interest rate on the Tranche A term loan portion of the new senior credit facilities would cause an increase or decrease of $3.1 million in interest expense. A 0.125% variance in the interest rate on the Tranche B term loan portion of the new senior credit facilities would cause an increase or decrease of $9.4 million in interest expense. A 0.125% variance on the weighted average interest rate on the notes would cause an increase or decrease of $7.5 million in interest expense.
(c)	At December 31, 2006, Freeport-McMoRan and Phelps Dodge had $5,854.9 million of combined unrestricted cash on hand.
(d)	Working capital represents current assets less current liabilities.
(e)	Based on fair value of Phelps Dodge’s debt and includes current portion of debt and short-term borrowings. Pro forma total debt based on book values as of December 31, 2006 was $17,572.0 million.
(f)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. For purposes of this presentation, pro forma EBITDA represents income from continuing operations applicable to common stock plus (i) interest expense, net, (ii) provision for income taxes and (iii) depreciation, depletion and amortization. Pro forma Adjusted EBITDA represents pro forma EBITDA further adjusted to reflect the impact of (i) preferred dividends, (ii) minority interest in net income of consolidated subsidiaries,

(iii) losses on early extinguishment and conversion of debt, (iv) gains on sales of assets, (v) Inco termination fee, net of expenses, (vi) other income, net and (vii) equity in PT Smelting and affiliated companies’ earnings.
EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors, lenders and others to evaluate companies’ performance, including, among other things, profitability before the effect of financing and similar decisions. Because securities analysts, investors, lenders and others use EBITDA and Adjusted EBITDA, our management believes that our presentation of EBITDA and Adjusted EBITDA affords them greater transparency in assessing our financial performance. EBITDA and Adjusted EBITDA should not be considered as a substitute for measures of financial performance prepared in accordance with GAAP. EBITDA and Adjusted EBITDA may not necessarily be comparable to similarly titled measures reported by other companies, as different companies calculate them differently.
The following table reconciles net income applicable to common stock to EBITDA and to Adjusted EBITDA for the year ended December 31, 2006:

Pro forma
Year Ended
(Dollars in millions)	December 31, 2006

Income from continuing operations applicable to common stock	$2,868.7
Interest expense, net	1,393.7
Provision for income taxes	1,913.5
Depreciation, depletion and amortization	1,268.2

EBITDA	$7,444.1
Preferred dividends	60.5
Minority interests in net income of consolidated subsidiaries	960.6
Losses on early extinguishment and conversion of debt	32.0
Gains on sales of assets(1)	(30.6)
Inco termination fee, net of expenses(2)	(435.1)
Other income, net(3)	(218.6)
Equity in PT Smelting and affiliated companies’ earnings	(11.1)

Adjusted EBITDA	$7,801.8

(1)	Includes gains of $29.7 million at Atlantic Copper from the disposition of land and certain royalty rights.
(2)	Reflects gain from a termination fee received, net of expenses, resulting from termination of a Combination Agreement with Inco, Ltd.
(3)	Primarily relates to interest income.

Risk factors

In addition to the other information included or incorporated by reference in this prospectus supplement, including the matters addressed in “Cautionary statement regarding forward-looking statements,” you should carefully consider the following risk factors set forth below before making an investment decision with respect to the notes. In addition, you should read and consider the risk factors associated with each of the businesses of Freeport-McMoRan and Phelps Dodge because these risk factors may also affect the operations and financial results reported by the combined company. See “Where you can find more information.”

Risks related to the notes

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our outstanding indebtedness and the notes.

The combined company will have incurred significant debt to fund a portion of the cash consideration payable to the Phelps Dodge shareholders in the acquisition. As of December 31, 2006, on a pro forma basis giving effect to the transactions, the outstanding principal amount of our indebtedness would have been approximately $17.6 billion (excluding unused availability under our revolving credit facility of approximately $1.4 billion after giving effect to outstanding letters of credit). Our level of indebtedness could have important consequences for you as a note holder. For example, it could:

•	make it difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations and proceeds of any equity issuances to payments on our indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	make it difficult for us to optimally capitalize and manage the cash flow for our businesses;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	place us at a competitive disadvantage to our competitors that have less debt;

•	limit our ability to borrow money or sell stock to fund our working capital, capital expenditures, acquisitions and debt service requirements and other financing needs; and

•	increase our interest expense if interest rates in general increase because a substantial portion of our indebtedness bears interest at floating rates.

In addition, we may need to incur additional indebtedness in the future in the ordinary course of business. The terms of our new senior credit facilities and other agreements governing our indebtedness allow us to incur additional debt subject to certain limitations. If new debt is added to current debt levels, the risks described above could intensify. Furthermore, if future debt financing is not available to us when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition. Moreover, the combined company’s ability to satisfy financial tests or utilize third-party guarantees for financial assurance with respect to reclamation obligations may be adversely impacted if its credit ratings were downgraded below investment grade.

We need significant amounts of cash to service our indebtedness. If we are unable to generate a sufficient amount of cash to service our indebtedness, our financial condition and results of operations could be negatively impacted.

We need significant amounts of cash in order to service and repay our indebtedness. Our ability to generate cash in the future will be, to a certain extent, subject to general economic, financial, competitive and other factors that may be beyond our control. In addition, our ability to borrow funds in the future to service our debt will depend on covenants in our new senior credit facilities, existing indentures and other debt agreements we may have in the future. Future borrowings may not be available to us under our new senior credit facilities or from the capital markets in amounts sufficient to enable us to pay our obligations as they mature or to fund other liquidity needs. If we are not able to obtain such borrowings or generate cash flow from operations in an amount sufficient to enable us to service and repay our indebtedness, we will need to refinance our indebtedness or be in default under the agreements governing our indebtedness. Such refinancing may not be available on favorable terms or at all. The inability to service, repay and/or refinance our indebtedness could negatively impact our financial condition and results of operations.

The notes are unsecured and effectively subordinated to our existing and future secured indebtedness.

Our obligations under each series of notes will not be secured by any of our assets, while our obligations under our new senior credit facilities and under certain outstanding debt securities issued by Freeport-McMoRan and certain outstanding debt securities issued or assumed by Phelps Dodge will be secured by certain stock pledges. The new senior credit facilities and certain of the existing Freeport-McMoRan debt securities will be secured by pledges of all or a portion of the outstanding shares of capital stock of certain of Freeport-McMoRan’s subsidiaries. Certain of the existing Phelps Dodge debt securities will be secured by pledges of all or a portion of the outstanding shares of capital stock of certain of Phelps Dodge’s subsidiaries. In addition, our new senior credit facilities will be secured by pledges of the indebtedness owed to Freeport-McMoRan by its subsidiaries and the amended and restated portion of our new revolving credit facility will continue to be secured by PT Freeport Indonesia’s assets, including its Contract of Work. Therefore, the lenders under our new senior credit facilities, the holders of certain outstanding Freeport-McMoRan and Phelps Dodge debt securities and holders of any other secured debt that we or our subsidiaries may incur in the future, will have claims with respect to these assets that have priority over the claims of holders of the 2015 notes and 2017 notes.

In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, holders of secured obligations will be entitled to be paid to the extent of the assets securing such debt. Thereafter, holders of the notes will participate ratably with all holders of our other senior unsecured indebtedness, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of our secured indebtedness.

As of December 31, 2006, on a pro forma basis giving effect to the transactions, we had $10,612.9 million of secured indebtedness ($10,000.0 million of which consisted of outstanding borrowings and related guarantees under our new senior credit facilities and $612.9 million of which consisted of indebtedness under certain existing Freeport-McMoRan debt securities). We had approximately $1.4 billion of secured debt available for additional borrowing under our new revolving credit facility as of December 31, 2006 on a pro forma basis after giving effect to the transactions and outstanding letters of credit. For further information related to this risk factor, see “Description of certain indebtedness.”

The notes will not be guaranteed by any of our subsidiaries, including Phelps Dodge, and will be structurally subordinated to the debt and other liabilities of our subsidiaries, which means that creditors of our subsidiaries will be paid from the assets of those entities before holders of the notes would have any claims to those assets.

The notes will not be guaranteed by any of our subsidiaries, including Phelps Dodge. Accordingly, the notes will be effectively subordinated to all debt and other liabilities, including trade debt and preferred share claims, of our subsidiaries. As of December 31, 2006, after giving pro forma effect to the transactions, our subsidiaries would have had $23,495.3 million of total liabilities (including trade payables). In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of its indebtedness and its creditors (including preferred stockholders) will generally be entitled to payment from the assets and earnings of such subsidiary before any assets of such subsidiary are available for distribution to us and our creditors, including holders of the notes. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. In addition, certain of our subsidiaries will guarantee our obligations under our new senior credit facilities and the existing Freeport-McMoRan debt securities to the extent the guarantee would not constitute a fraudulent conveyance, result in adverse tax consequences to us or violate applicable local law. For further information related to this risk factor, see “Description of the notes—Ranking.”

The notes lack certain covenants typically found in other comparably rated public debt securities.

Although the notes are rated below investment grade by both Standard & Poor’s and Moody’s Investors Service, they lack the protection of certain financial and other restrictive covenants typically associated with comparably rated public debt securities, including covenants related to transactions with affiliates and dividend and other payment restrictions affecting subsidiaries.

The agreements governing our indebtedness contain various covenants that limit our discretion in the operation of our business and also require us to meet financial maintenance tests and other covenants. The failure to comply with such tests and covenants could have a material adverse effect on us.

The agreements governing our indebtedness contain various covenants, including those that restrict our ability to:

•	incur additional indebtedness;

•	engage in transactions with affiliates;

•	create liens on our assets;

•	make payments in respect of, or redeem or acquire, debt or equity issued by us or our subsidiaries, including the payment of dividends on our common stock;

•	make acquisitions of new subsidiaries;

•	make investments in or loans to entities that we do not control, including joint ventures;

•	use assets as security in other transactions;

•	sell assets, subject to certain exceptions;

•	merge with or into other companies;

•	enter into sale and leaseback transactions;

•	enter into unrelated businesses;

•	enter into agreements or arrangements that restrict the ability of certain of our subsidiaries to pay dividends or other distributions;

•	prepay indebtedness; and

•	enter into certain new hedging transactions other than in the ordinary course.

In addition, our new senior credit facilities require that we meet certain financial tests at any time that borrowings are outstanding under our new revolving credit facility, including a leverage ratio test and a secured leverage ratio test. During periods in which copper, gold or molybdenum prices or production volumes, or other conditions reflect the adverse impact of cyclical market trends or other factors, we may not be able to comply with the applicable financial covenants.

Any failure to comply with the restrictions of our new senior credit facilities or any agreement governing our other indebtedness may result in an event of default under those agreements. Such default may allow the creditors to accelerate the related debt, which acceleration may trigger cross-acceleration or cross-default provisions in other debt. Our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments, either upon maturity or, if accelerated, upon an event of default.

If, when required, we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, our new senior credit agreements, or if a default otherwise occurs, the lenders under our new senior credit facilities could elect to terminate their commitments thereunder, cease making further loans, declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable, institute foreclosure proceedings against those assets that secure the borrowings under our new senior credit facilities and prevent us from making payments on the notes. Any such actions could force us into bankruptcy or liquidation, and we cannot provide any assurance that we could repay our obligations under the notes in such an event.

Our holding company structure may impact your ability to receive payment on the notes.

We are a holding company with no material assets other than the capital stock of our subsidiaries. As a result, our ability to repay our indebtedness, including the notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. In addition, our subsidiaries may not be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including each series of notes. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. Our rights to participate in any distribution of our subsidiaries’ assets upon their liquidation, reorganization or insolvency would generally be subject to the prior claims of the subsidiaries’ creators, including any trade creditors and preferred shareholders.

A financial failure by any entity in which we have an interest may hinder the payment of the notes.

A financial failure by any entity in which we have an interest could affect payment of the notes if a bankruptcy court were to “substantively consolidate” that entity with our subsidiaries and/or with us. If a bankruptcy court substantively consolidated an entity in which we have an interest with our subsidiaries and/or with us, the assets of each entity so consolidated would be subject to the claims of creditors of all entities so consolidated. This could expose our creditors, including holders of the notes, to potential dilution of the amount ultimately recoverable because of the larger creditor base. Furthermore, forced restructuring of the notes could occur through the “cram-down” provisions of the U.S. bankruptcy code. Under this provision, the notes could be restructured over the note holders’ objections as to their general terms, primarily interest rate and maturity.

We may not have the ability to finance the change of control repurchase offer required by the indenture governing the notes.

Upon certain change of control events, as that term is defined in the indenture, including a change of control caused by an unsolicited third party, we will be required to make an offer in cash to repurchase all or any part of each holder’s notes at a price equal to 101 percent of the principal amount thereof, plus accrued interest. The source of funds for any such repurchase would be our available cash or cash generated from operations or other sources, including borrowings, sales of equity or funds provided by a new controlling person or entity. We cannot assure you that sufficient funds will be available at the time of any change of control event to repurchase all tendered notes pursuant to this requirement. Our failure to offer to repurchase notes, or to repurchase notes tendered, following a change of control will result in a default under the indenture, which could lead to a cross-default under our new senior credit facilities and under the terms of our other indebtedness. In addition, our new senior credit facilities may prohibit us from making any such required repurchases. Prior to repurchasing the notes upon a change of control event, as required under the indenture, we must either repay outstanding indebtedness under our new senior credit facilities or obtain the consent of the lenders under those facilities. If we do not obtain the required consents or repay our outstanding indebtedness under our new senior credit facilities, we would remain prohibited from offering to repurchase the notes. Our new senior credit facilities also provide that a change of control, as defined therein, will be a default that permits the lenders to accelerate the maturity of borrowings thereunder and, if such debt is not repaid, to enforce the security interests in the collateral securing such debt. For further information, see “Description of the notes.”

One of the events which would trigger a change of control is a sale of “all or substantially all” of our assets. The phrase “all or substantially all” as used in the definition of “change of control” has not been interpreted under New York law (which is the governing law of the indenture) to represent a specific quantitative test. As a consequence, investors may not be able to determine when a change of control has occurred, giving rise to the repurchase obligations under the indenture. It is possible, therefore, that there could be a disagreement between us and some or all of the holders of the 2015 notes and/or 2017 notes over whether a specific asset sale or sales is a change of control triggering event and that holders of the notes might not receive a change of control offer in respect of that transaction. In addition, in the event the holders of the notes elected to exercise their rights under the indenture and we elected to contest such election, there could be no assurance as to how a court interpreting New York law would interpret the phrase “all or substantially all.” In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “change of control” under the indenture related to the notes.

There is no public market for the notes, and we cannot assure you that a market for the notes will develop.

The underwriters have advised us that they currently intend to make a market in the notes. However, the underwriters are not obligated to do so and any underwriter may discontinue its market-making activities at any time without notice. We do not intend to apply for a listing of the notes on any securities exchange or automated interdealer quotation system.

The notes will be a new class of securities for which there is no established public trading market, and no assurance can be given as to:

•	the liquidity of any such market that may develop;

•	the ability of holders of the notes to sell their notes; or

•	the price at which the holders of the notes would be able to sell their notes.

If such a market were to exist, the notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including:

•	prevailing interest rates and the markets for similar securities;

•	the interest of securities dealers in making a market;

•	the market price of our common stock;

•	general economic conditions; and

•	our financial condition, historic financial performance and future prospects.

Risks related to the combined company

Declines in the market prices of copper, gold and molybdenum could adversely affect the combined company’s earnings and cash flows, and therefore its ability to repay its debt.

The earnings and cash flows of the combined company will be affected significantly by the market prices of copper and, to a lesser extent, gold and molybdenum. The world market prices of these commodities have fluctuated historically and will be affected by numerous factors beyond the control of the combined company. Many financial analysts who follow the metals markets are predicting that copper prices will decline significantly from their current, historically high, levels over the next few years. A decline in the world market price of one or more of these commodities could adversely affect the combined company’s earnings and cash flows and therefore could adversely affect its ability to repay its debt and depress its stock price.

World copper prices have historically fluctuated widely. During the two years ended December 31, 2006, the daily closing prices on the London spot market ranged from $1.39 to $3.99 per pound for copper. World copper prices are affected by numerous factors beyond our control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations, including China, which has become the largest consumer of refined copper in the world;

•	available supplies of copper from mine production and inventories;

•	sales by holders and producers of copper;

•	demand for industrial products containing copper;

•	investment activity, including speculation, in copper as a commodity;

•	the availability and cost of substitute materials; and

•	currency exchange fluctuations, including the relative strength of the U.S. dollar.

World gold prices have historically fluctuated widely. During the two years ended December 31, 2006, the daily closing prices on the London spot market ranged from $411 to $726 per ounce for gold. World gold prices are affected by numerous factors beyond our control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations, including China;

•	global or regional political or economic crises;

•	the relative strength of the U.S. dollar and other currencies;

•	expectations with respect to the rate of inflation;

•	interest rates;

•	purchases and sales of gold by central banks and other holders;

•	demand for jewelry containing gold; and

•	investment activity, including speculation, in gold as a commodity.

Molybdenum prices also fluctuate widely, even more so than copper. Molybdenum demand depends heavily on the global steel industry, which uses the metal as a hardening and corrosion inhibiting agent. Approximately 80 percent of molybdenum production is used in this application. The remainder is used in specialty chemical applications such as catalysts, water treatment agents and lubricants. Approximately 65 percent of global molybdenum production is a by-product of copper mining, which is relatively insensitive to molybdenum prices. During the past 15 years, Platts Metals Week molybdenum Dealer Oxide prices per pound have ranged from a high of $40.00 to a low of $1.82. During the two years ended December 31, 2006, Platts Metals

Week molybdenum Dealer Oxide price ranged from $20.50 to $40.00 per pound. Molybdenum prices are affected by numerous factors beyond our control, including:

•	the worldwide balance of molybdenum demand and supply;

•	rates of global economic growth, especially construction and infrastructure activity that requires significant amounts of steel;

•	the volume of molybdenum produced as a by-product of copper production;

•	inventory levels;

•	currency exchange fluctuations, including the relative strength of the U.S. dollar; and

•	production costs of U.S. and foreign competitors.

Increased energy and other production costs could reduce the combined company’s profitability and cash flow.

Each of Freeport-McMoRan and Phelps Dodge has experienced increases in production costs in recent years primarily as a result of higher energy costs and costs of other consumables, higher mining costs and higher labor costs (including pension and health-care costs).

Energy represents a significant portion of the production costs for the combined company’s operations. The principal sources of energy for the combined company’s operations are electricity, purchased petroleum products, natural gas and coal. The combined company will pay more for its energy needs during times of progressively higher energy prices. As energy is a significant portion of its production costs, if the combined company is unable to procure sufficient energy at reasonable prices in the future, it could adversely affect its profits and cash flow.

In addition to energy, the combined company’s production costs will be affected by the prices of commodities it consumes or uses in its operations, such as sulfuric acid, grinding media, steel, reagents, liners, explosives and diluents. The prices of such commodities are influenced by supply and demand trends affecting the copper industry in general and other factors, many of which are outside the combined company’s control, and are at times subject to volatile price movements. Increases in the cost of these commodities could make production at certain of the combined company’s operations less profitable, even in an environment of relatively high copper prices. Increases in the costs of commodities that the combined company consumes or uses may also significantly affect the capital costs of new projects.

The volume and grade of the ore reserves that the combined company recovers and its rate of production may be more or less than anticipated.

The combined company’s ore reserve amounts are determined in accordance with established mining industry practices and standards, but are estimates of the mineral deposits that can be recovered economically and legally based on currently available data. Ore bodies may not conform to standard geological expectations, and estimates may change as new data becomes available. Because ore bodies do not contain uniform grades of minerals, the combined company’s metal recovery rates will vary from time to time. There are also uncertainties inherent in estimating quantities of ore reserves and copper recovered from stockpiles. The quantity of copper contained in mill and leach stockpiles is based upon surveyed volumes of mined material and daily production records. The volume and grade of ore reserves recovered, rates of production and recovered copper from stockpiles may be less than anticipated. Additionally, as the determination of ore reserves is based, in part, on historical selling prices, a prospective decrease in such prices may result in a reduction in reported and economically recoverable ore reserves. These factors may result in variations in the volumes of minerals that the combined company can sell from period to period.

Some ore reserves may become unprofitable to develop if there are unfavorable long-term market price fluctuations in copper, gold or molybdenum, or if there are significant increases in operating or capital costs. In addition, ore reserves are depleted as mined.

Our ability to replenish our ore reserves is important to our long-term viability. The combined company’s exploration programs may not result in the discovery of additional mineral deposits that can be mined profitably.

The combined company’s business is subject to operational risks.

Mines by their nature are subject to many operational risks and factors that are generally outside of the combined company’s control and could impact its business, operating results and cash flows. These operational risks and factors include, but are not limited to:

•	unanticipated ground and water conditions and adverse claims to water rights;

•	geological problems, including earthquakes and other natural disasters;

•	metallurgical and other processing problems;

•	the occurrence of unusual weather or operating conditions and other force majeure events;

•	lower than expected ore grades or recovery rates;

•	accidents;

•	delays in the receipt of or failure to receive necessary government permits;

•	the results of litigation, including appeals of agency decisions;

•	uncertainty of exploration and development;

•	delays in transportation;

•	labor disputes;

•	inability to obtain satisfactory insurance coverage;

•	unavailability of materials and equipment;

•	the failure of equipment or processes to operate in accordance with specifications or expectations; and

•	the results of financing efforts and financial market conditions.

The combined company will operate on a broader geographical scope than either Freeport-McMoRan or Phelps Dodge has operated individually, and will be exposed to a broader range of political, social and geographic risks than either company has been exposed to on an individual basis.

Freeport-McMoRan’s primary operating assets are located in Indonesia. Accordingly, the business of the combined company may be adversely affected by Indonesian political, economic and social uncertainties, in addition to the usual risks associated with conducting business in a foreign country. Because Phelps Dodge does not have any significant operations in Indonesia, these risks are different from and in addition to those to which the business of Phelps Dodge has historically been exposed. See “Risk factors—Risks related to Freeport-McMoRan’s business” below.

Phelps Dodge conducts mining operations in the United States, Chile and Peru and has a significant development project in the Democratic Republic of Congo (which is expected to begin production by early 2009). Accordingly, the business of the combined company may be adversely affected by political, economic and social uncertainties in these countries, in addition to the usual risks associated with conducting business in a foreign country. Because Freeport-McMoRan has no significant operations in any of these countries, these risks are different from and in addition to those to which the business of Freeport-McMoRan has historically been exposed. See “Risk factors—Risks related to Phelps Dodge’s business” below.

Movements in foreign currency exchange rates or interest rates could negatively affect the combined company’s operating results.

Substantially all of the combined company’s revenues and a significant portion of its costs will be denominated in U.S. dollars; however, some of its costs, and certain of its asset and liability accounts, will be denominated in Indonesian rupiah, Chilean pesos, Peruvian nuevos soles and other foreign currencies. As a result, the combined company will be generally less profitable when the U.S. dollar weakens in relation to these foreign currencies. From time to time, the combined company may implement currency hedges intended to reduce its exposure to changes in foreign currency exchange rates. However, its hedging strategies may not be successful, and any of its unhedged foreign exchange payments will continue to be subject to market fluctuations.

Freeport-McMoRan and Phelps Dodge may experience difficulties in integrating their businesses, which could cause the combined company to fail to realize many of the anticipated potential benefits of the transactions.

Achieving the anticipated benefits of the transactions will depend in part upon whether our two companies integrate our businesses in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully. The difficulties of combining the two companies’ businesses potentially will include, among other things:

•	the necessity of coordinating geographically separated organizations and addressing possible differences in corporate cultures and management philosophies, and the integration of certain operations following the transaction will require the dedication of significant management resources, which may temporarily distract management’s attention from the day-to-day business of the combined company;

•	any inability of our management to integrate successfully the operations of our two companies or to adapt to the addition of lines of business in which Freeport-McMoRan has not historically engaged; and

•	any inability of our management to cause best practices to be applied to the combined company’s businesses.

An inability to realize the full extent of the anticipated benefits of the acquisition, as well as any delays encountered in the transition process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company.

The combined company will depend on its senior management team and other key employees, and the loss of any of these employees could adversely affect the combined company’s business.

The success of the combined company after the acquisition will depend in part upon the ability of Freeport-McMoRan and Phelps Dodge to retain senior management and other key employees of both companies. Competition for qualified personnel can be very intense. In addition, senior management and key employees may depart because of issues relating to the uncertainty or difficulty associated with the integration of the companies or a desire not to remain with the combined company. Accordingly, no assurance can be given that Freeport-McMoRan or Phelps Dodge will be able to retain senior management and key employees to the same extent that they have been able to do so in the past.

Risks related to Freeport-McMoRan’s business

Because Freeport-McMoRan’s primary operating assets are located in the Republic of Indonesia, Freeport-McMoRan’s business may be adversely affected by Indonesian political, economic and social uncertainties, in addition to the usual risks associated with conducting business in a foreign country.

Indonesia has faced political, economic and social uncertainties, including separatist movements and civil and religious strife in a number of provinces. In particular, several separatist groups are opposing Indonesian rule over the province of Papua, where Freeport-McMoRan’s mining operations are located, and have sought political independence for the province. In response, Indonesia enacted regional autonomy laws, which became effective January 1, 2001. The manner in which the new laws are being implemented and the degree of political and economic autonomy that they may bring to individual provinces, including Papua, are uncertain and are ongoing issues in Indonesian politics. In Papua, there have been sporadic attacks on civilians by separatists and sporadic but highly publicized conflicts between separatists and the Indonesian military. Social, economic and political instability in Papua could materially and adversely affect us if this instability results in damage to our property or interruption of our activities.

Maintaining a good working relationship with the Indonesian government is important to Freeport-McMoRan because all of Freeport-McMoRan’s mining operations are located in Indonesia and are conducted pursuant to a Contract of Work with the Indonesian government. Accordingly, Freeport-McMoRan is also subject to the risks associated with conducting business in and with a foreign country, including the risk of forced modification of existing contracts; changes in the country’s laws and policies, including those relating to taxation, royalties, divestment, imports, exports and currency and the risk of having to submit to the jurisdiction of a foreign court or arbitration panel or having to enforce the judgment of a foreign court or arbitration panel against a sovereign nation within its own territory. In addition, Freeport-McMoRan is subject to the risk of expropriation. Freeport-McMoRan’s insurance does not cover losses caused by expropriation.

In February 2006, a group of illegal gold panners engaged in conflict with Indonesian police and PT Freeport Indonesia security personnel when they were requested to leave an area near Freeport-McMoRan’s milling facilities. Following the incident, the illegal panners blocked the road leading to the Grasberg mine and mill in protest and Freeport-McMoRan temporarily suspended mining and milling operations as a precautionary measure. The panners also vandalized some of Freeport-McMoRan’s light vehicles and offices near this area, causing approximately $2 million in damages. Freeport-McMoRan’s port facilities continued to operate during the disruption and concentrate shipments were not affected. The panners, mostly Papuans from outside Freeport-McMoRan’s area of operations, presented a list of aspirations, primarily relating to their desire to share in the benefits of Freeport-McMoRan’s existing initiatives and programs provided for the Papuans who are the traditional residents of Freeport-McMoRan’s operations area. Mining and milling operations resumed after an approximate four-day outage. During the incident at Freeport-McMoRan’s mine and mill, protestors in Jakarta vandalized the entrance floor of the office building housing Freeport-McMoRan’s Indonesian headquarters and staged a three-day rally outside the building. The Indonesian police handled this matter, which did not disrupt Freeport-McMoRan’s administrative functions or damage any of Freeport-McMoRan’s facilities.

Freeport-McMoRan cannot predict if there will be additional incidents similar to the February 2006 protests or other incidents that could disrupt Freeport-McMoRan’s operations. If there were additional protests or other incidents at Freeport-McMoRan’s mine and mill facilities, it could adversely affect Freeport-McMoRan’s business and profitability in ways that Freeport-McMoRan cannot predict at this time.

In addition to the usual risks encountered in the mining industry, Freeport-McMoRan faces additional risks because Freeport-McMoRan’s operations are located on difficult terrain in a very remote area.

Freeport-McMoRan’s mining operations are located in steeply mountainous terrain in a very remote area in Indonesia. Because of these conditions, Freeport-McMoRan has had to overcome special engineering difficulties and develop extensive infrastructure facilities. In addition, the area receives considerable rainfall, which has led to periodic floods and mudslides. The mine site is also in an active seismic area and has experienced earth tremors from time to time. In addition to these special risks, Freeport-McMoRan is also subject to the usual risks associated with the mining industry, such as the risk of encountering unexpected geological conditions that may result in cave-ins and flooding of mine areas. Freeport-McMoRan’s insurance may not sufficiently cover an unexpected natural or operating disaster.

On October 9, 2003, a slippage of material occurred in a section of the Grasberg open pit, resulting in eight fatalities. On December 12, 2003, a debris flow involving a relatively small amount of loose material occurred in the same section of the open pit resulting in only minor property damage. All material involved in the affected mining areas was removed. The events caused Freeport-McMoRan to alter its short-term mine sequencing plans, which adversely affected Freeport-McMoRan’s 2003 and 2004 production. While Freeport-McMoRan resumed normal production activities in the second quarter of 2004, no assurance can be given that similar events will not occur in the future.

On March 23, 2006, a mud/topsoil slide involving approximately 75,000 metric tons of material occurred from a mountain ridge above service facilities supporting PT Freeport Indonesia’s mining facilities. Regrettably, three contract workers were fatally injured in the event. The material damaged a mess hall and an adjacent area. As a result of investigations by PT Freeport Indonesia and the Indonesian Department of Energy and Mineral Resources, Freeport-McMoRan conducted geotechnical studies to identify any potential hazards to facilities from slides. The existing early warning system for potential slides, based upon rainfall and other factors, has also been expanded. PT Freeport Indonesia recorded a charge of $1.9 million ($1.0 million to net income) in the first quarter of 2006 for damages related to this event. The event did not directly involve operations within the Grasberg open-pit mine or PT Freeport Indonesia’s milling operations.

The terrorist attacks in the United States on September 11, 2001, subsequent attacks in Indonesia and the potential for additional future terrorist acts and other recent events have created economic and political uncertainties that could materially and adversely affect Freeport-McMoRan’s business.

On August 31, 2002, three people were killed and 11 others were wounded in an ambush by a group of unidentified assailants. The assailants shot at several vehicles transporting international contract teachers from Freeport-McMoRan’s school in Tembagapura, their family members, and other contractors to PT Freeport Indonesia on the road near Tembagapura, the mining town where the majority of PT Freeport Indonesia’s personnel reside. Freeport-McMoRan, along with the U.S. government, the central Indonesian government, the Papuan provincial and local governments, and leaders of the local people residing in the area of Freeport-McMoRan’s operations condemned the attack. Indonesian authorities and the U.S. FBI investigated the incident, which resulted in the U.S. indictment of an alleged operational commander of the Free Papua Movement/National Freedom Force. In January 2006, Indonesian Police, accompanied by FBI agents, arrested the alleged operational commander in the Free Papua Movement/National Freedom Force and 11 other Papuans. In November 2006, verdicts and sentencing were announced for seven of the accused in the August 2002 shooting, including a life sentence for the confessed leader of the attack.

On October 12, 2002, a bombing killed 202 people in the Indonesian province of Bali, which is 1,500 miles west of Freeport-McMoRan’s mining and milling operations. Indonesian authorities arrested 35 people in connection with this bombing and 29 of those arrested have been tried and convicted. On August 5, 2003, 12 people were killed and over 100 others were injured by a car bomb detonated outside of the JW Marriott Hotel in Jakarta, Indonesia. On September 9, 2004, 11 people were killed and over 200 others injured by a car bomb detonated in front of the Australian embassy in Jakarta. On October 1, 2005, three suicide bombers killed 19 people and wounded over 100 others in Bali. The same international terrorist organizations are suspected in each of these incidents. In November 2005, Indonesian Police raided a house in East Java that resulted in the death of other accused terrorists linked to the bombings discussed above. Freeport-McMoRan’s mining and milling operations were not interrupted by these incidents but their corporate office in Jakarta had to relocate for several months following the bombing in front of the Australian embassy.

We cannot predict whether there will be additional incidents similar to the recent shooting or bombings. If there were to be additional separatist, terrorist or other violence in Indonesia, it could materially and adversely affect Freeport-McMoRan’s business and profitability in ways that we cannot predict at this time.

Terrorist attacks and other events have caused uncertainty in the world’s financial and insurance markets and may significantly increase global political, economic and social instability, including in Indonesia. In addition to the Bali, JW Marriott Hotel and Australian embassy bombings, there have been anti-American demonstrations in certain sections of Indonesia reportedly led by radical Islamic activists. Radical activists have also threatened to attack foreign interests and have called for the expulsion of U.S. and British citizens and companies from Indonesia.

It is possible that further acts of terrorism may be directed against the U.S. domestically or abroad, and such acts could be directed against properties and personnel of companies such as our. The attacks and the resulting economic and political uncertainties, including the potential for further terrorist acts, have negatively impacted insurance markets. Moreover, while Freeport-McMoRan’s property and business interruption insurance covers damages to insured property directly caused by terrorism, this insurance does not cover damages and losses caused by war. Terrorism and war developments may materially and adversely affect Freeport-McMoRan’s business and profitability in ways that we cannot predict at this time.

Freeport-McMoRan’s Contracts of Work are subject to termination if Freeport-McMoRan does not comply with its contractual obligations, and if a dispute arises, Freeport-McMoRan may have to submit to the jurisdiction of a foreign court or arbitration panel.

PT Freeport Indonesia’s Contracts of Work and other Contracts of Work in which Freeport-McMoRan has an interest were entered into under Indonesia’s 1967 Foreign Capital Investment Law, which provides guarantees of remittance rights and protection against nationalization. Freeport-McMoRan’s Contracts of Work can be terminated by the Government of Indonesia if Freeport-McMoRan does not satisfy our contractual obligations, which include the payment of royalties and taxes to the government and the satisfaction of certain mining, environmental, safety and health requirements.

At times, certain government officials and others in Indonesia have questioned the validity of contracts entered into by the Government of Indonesia prior to May 1998 (i.e., during the Suharto regime, which lasted over 30 years), including PT Freeport Indonesia’s Contract of Work, which was signed in December 1991. Freeport-McMoRan cannot assure you that the validity of, or their compliance with, the Contracts of Work will not be challenged for political or other reasons. PT Freeport Indonesia’s Contract of Work and Freeport-McMoRan’s other Contracts of Work require that disputes with the Indonesian government be submitted to international arbitration. Notwithstanding that provision, if a dispute arises under the Contracts of Work, Freeport-McMoRan faces the risk of having to submit to the jurisdiction of a foreign court or arbitration panel, and if Freeport-McMoRan prevails in such a dispute, Freeport-McMoRan will face the additional risk of having to enforce the judgment of a foreign court or arbitration panel against Indonesia within its own territory.

Indonesian government officials have periodically undertaken reviews regarding Freeport-McMoRan’s compliance with Indonesian environmental laws and regulations and the terms of the Contracts of Work. In 2006, the Government of Indonesia created a joint team for “Periodic Evaluation on Implementation of the PT-FI Contract of Work (COW)” to conduct a periodic evaluation every five years. The team consists of five working groups, whose members are from relevant ministries or agencies, covering production, state revenues, community development, environmental issues and security issues. Freeport-McMoRan has conducted numerous working meetings with these groups. The joint team has indicated that it will issue its report shortly. While Freeport-McMoRan believes that it complies with the Contract of Work in all material respects, Freeport-McMoRan cannot assure you that the report will conclude that it is complying with all of the provisions of PT Freeport Indonesia’s Contract of Work. Separately, the Indonesian House of Representatives created a working committee on PT Freeport Indonesia. Members of this group have also visited Freeport-McMoRan’s operations and held a number of hearings in Jakarta. Freeport-McMoRan will continue to work with these groups to respond to their questions about Freeport-McMoRan’s operations and its compliance with PT Freeport Indonesia’s Contract of Work.

Any suspension of required activities under Freeport-McMoRan’s Contracts of Work requires the consent of the Indonesian government.

Freeport-McMoRan’s Contracts of Work permit Freeport-McMoRan to suspend certain contractually required activities, including exploration, for a period of one year by making a written request to the Indonesian government. These requests are subject to the approval of the Indonesian government and are renewable annually. If Freeport-McMoRan does not request a suspension or is denied a suspension, then Freeport-McMoRan is required to continue its activities under the Contract of Work or potentially be declared in default. Moreover, if a suspension continues for more than one year for reasons other than force majeure and the Indonesian government has not approved such continuation, then the government would be entitled to declare a default under the Contract of Work.

Freeport-McMoRan suspended its field exploration activities outside of Block A in recent years due to safety and security issues and regulatory uncertainty relating to a possible conflict between its mining and exploration rights in certain forest areas and an Indonesian Forestry law enacted in 1999 prohibiting open-pit mining in forest preservation areas. In 2001, Freeport-McMoRan requested and received from the Government of Indonesia, formal temporary suspensions of its obligations under the Contracts of Work in all areas outside of Block A. Recent Indonesian legislation permits open-pit mining in PT Freeport Indonesia’s Block B area, subject to certain requirements. Following an assessment of these requirements and a review of security issues, in 2007 Freeport-McMoRan plans to resume exploration activities in certain prospective Contract of Work areas outside of Block A.

Freeport-McMoRan’s mining operations create difficult and costly environmental challenges, and future changes in environmental laws, or unanticipated environmental impacts from Freeport-McMoRan’s operations, could require it to incur increased costs.

Mining operations on the scale of Freeport-McMoRan’s operations in Papua involve significant environmental risks and challenges. Freeport-McMoRan’s primary challenge is to dispose of the large amount of crushed and ground rock material, called tailings, that results from the process by which Freeport-McMoRan physically separates the copper-, gold- and silver-bearing materials from the ore that it mines. Freeport-McMoRan’s tailings management plan uses the river system near its mine to transport the tailings to the lowlands where the tailings and natural sediments are deposited in a controlled area contained within a levee system that will be regenerated. We incurred aggregate costs relating to tailings management of $12.8 million in 2006, $8.7 million in 2005 and $11.8 million in 2004.

Another major environmental challenge is managing overburden, which is the rock that must be moved aside in the mining process in order to reach the ore. In the presence of air, water and naturally occurring bacteria, some overburden can cause acid rock drainage, or acidic water containing dissolved metals which, if not properly managed, can have a negative impact on the environment.

Certain Indonesian governmental officials have from time to time raised issues with respect to Freeport-McMoRan’s tailings and overburden management plans, including a suggestion that Freeport-McMoRan implement a pipeline system rather than its river deposition system for tailings disposal. Because Freeport-McMoRan’s mining operations are remotely located in steep mountainous terrain and in an active seismic area, a pipeline system would be costly, difficult to construct and maintain, more prone to catastrophic failure and involve significant potentially adverse environmental issues. An external panel of qualified experts, as directed in Freeport-McMoRan’s 300K ANDAL (the Environmental Impact Assessment document submitted to the Indonesian government and approved in 1997), conducted detailed reviews and analyses of a number of technical studies. They concluded that all significant impacts identified were in line with the 300K ANDAL predictions, and that the current system of riverine tailings management was appropriate considering all site-specific factors. For these reasons, Freeport-McMoRan does not believe that a pipeline system is necessary or practical.

In March 2006, the Indonesian Ministry of Environment announced the preliminary results of its PROPER environmental management audit, acknowledging the effectiveness of PT Freeport Indonesia’s environmental management practices in some areas while making several suggestions for improvement in others. Freeport-McMoRan is working with the Ministry of Environment to address the issues raised as it completes the audit process.

Freeport-McMoRan anticipates that it will continue to spend significant financial and managerial resources on environmental compliance. In addition, changes in Indonesian environmental laws or unanticipated environmental impacts from Freeport-McMoRan’s operations could require Freeport-McMoRan to incur significant unanticipated costs.

Freeport-McMoRan does not expect to mine all of its ore reserves before the initial term of its Contract of Work expires.

All of Freeport-McMoRan’s current proven and probable ore reserves, including the Grasberg deposit, are located in Block A. The initial term of Freeport-McMoRan’s Contract of Work covering these ore reserves expires at the end of 2021. Freeport-McMoRan can extend this term for two successive 10-year periods, subject to the approval of the Indonesian government, which under Freeport-McMoRan’s Contract of Work cannot be withheld or delayed unreasonably. Freeport-McMoRan’s ore reserves reflect estimates of minerals that can be recovered through the end of 2041 (i.e., through the expiration of the two 10-year extensions) and its current mine plan has been developed, and its operations are based on the assumption that Freeport-McMoRan will receive the two 10-year extensions. As a result, Freeport-McMoRan will not mine all of its ore reserves during the current term of its Contract of Work, and there can be no assurance that the Indonesian government will approve the extensions. Prior to the end of 2021, Freeport-McMoRan expects to mine approximately 39 percent of aggregate proven and probable recoverable ore at December 31, 2006, representing approximately 45 percent of PT Freeport Indonesia’s share of recoverable copper reserves and approximately 59 percent of its share of recoverable gold reserves.

Risks related to Phelps Dodge’s business

Phelps Dodge’s copper price protection programs may cause significant volatility in its financial performance.

Phelps Dodge’s copper price protection programs have and may continue to cause significant volatility in its financial performance. At December 31, 2006, Phelps Dodge had in place zero-premium copper collars (consisting of both put and call options) for approximately 486 million pounds of its expected 2007 copper sales. For 2007, the annual average London Metals Exchange (LME) call strike price (ceiling) for its zero-premium copper collars is $2.002 per pound. At December 31, 2006, Phelps Dodge also had in place copper put options for approximately 730 million pounds of its expected 2007 copper sales, with an annual average LME put strike price (floor) of $0.95 per pound for 2007. In accordance with generally accepted accounting principles in the United States, transactions under these copper price protection programs do not qualify for hedge accounting treatment and are adjusted to fair market value based on the forward-curve price and implied volatility as of the last day of the reporting period, with the gain or loss recorded in revenues. These adjustments represent non-cash events as the contracts are settled in cash only after the end of the relevant year based on the annual average LME copper price. For the year ended December 31, 2006, the pre-tax charges arising from Phelps Dodge’s 2006 and 2007 copper price protection programs reduced operating income by approximately $1,009 million.

Phelps Dodge’s business is subject to complex and evolving laws and regulations and environmental and regulatory compliance may impose substantial costs.

Phelps Dodge’s global operations are subject to various federal, state and local environmental laws and regulations relating to improving or maintaining environmental quality. Environmental laws often require parties to pay for remedial action or to pay damages regardless of fault and may also often impose liability with respect to divested or terminated operations, even if the operations were terminated or divested many years ago. The federal Clean Air Act has had a significant impact, particularly on Phelps Dodge’s smelter and power plants. Phelps Dodge also has potential liability for certain sites it currently operates or formerly operated and for certain third-party sites under the federal Superfund law and similar state laws. Phelps Dodge is also subject to claims for natural resource damages where the release of hazardous substances is alleged to have injured natural resources.

Phelps Dodge’s mining operations and exploration activities, both inside and outside the United States, are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining also is subject to risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production. Compliance with these laws and regulations imposes substantial costs and subjects Phelps Dodge to significant potential liabilities.

The laws and regulations that apply to Phelps Dodge are complex and are continuously evolving in the jurisdictions in which Phelps Dodge conducts business. Costs associated with environmental and regulatory compliance have increased over time, and Phelps Dodge expects these costs to continue to increase in the future. In addition, the laws and regulations that apply to Phelps Dodge may change in ways that could otherwise have an adverse effect on its operations or financial results. The costs of environmental obligations may exceed the reserves that Phelps Dodge has established for such liabilities.

Mine closure regulations may impose substantial costs.

Phelps Dodge’s operations in the United States are subject to various federal and state mine closure and mined-land reclamation laws. The requirements of these laws vary depending upon the jurisdiction. Over the last several years, there have been substantial changes in these laws and regulations in the states in which Phelps Dodge’s mines are located, as well as changes in the regulations promulgated by the federal Bureau of Land Management (BLM) for mining operations located on unpatented mining claims located on federal public lands. The amended BLM regulations governing mined-land reclamation for mining on federal lands will likely increase Phelps Dodge’s regulatory obligations and compliance costs over time with respect to mine closure reclamation. As estimated costs increase, Phelps Dodge’s mines are required to post increasing amounts of financial assurance to ensure the availability of funds to perform future closure and reclamation.

The amount of financial assurance that has been provided for our Chino, Tyrone and Cobre mines, pursuant to an agreement Phelps Dodge reached with two New Mexico state agencies, totaled approximately $495 million at December 31, 2006. Up to 70 percent of such financial assurance is in the form of third-party guarantees issued by Phelps Dodge on behalf of its operating subsidiaries and the balance, or approximately 30 percent, is provided in the form of trust funds, real property collateral and letters of credit. The actual amount required for financial assurance is subject to the completion of additional permitting procedures, final agency determinations and the results of administrative appeals, all of which could result in some changes to the closure and reclamation plans and further increases in the cost estimates and its related financial assurance obligations. In addition, Phelps Dodge’s Arizona mining operations have obtained approval of reclamation plans for its mined land and approval of financial assurance totaling approximately $174 million, but applications for approval of closure plans for groundwater quality protection are pending for some portions of its mines. Phelps Dodge also has approved mined-land reclamation plans and financial assurance in place for its two Colorado mines totaling approximately $81 million.

Most of the financial assurance provided for Phelps Dodge’s southwestern U.S. mines requires a demonstration that it meets financial tests showing Phelps Dodge’s capability to perform the required closure and reclamation. Demonstrations of financial capability have been made for all of the financial assurance for Phelps Dodge’s Arizona mines. The financial tests required for continued use of the financial capability demonstrations and third-party guarantees include maintaining an investment-grade rating on its senior debt securities. If, in the future, Phelps Dodge’s or the combined company’s credit rating for senior unsecured debt falls below investment grade, a portion of Phelps Dodge’s financial assurance requirements might be required to be supplied in another form, such as letters of credit, real property collateral or cash.

Phelps Dodge has reduced its use of surety bonds in support of financial assurance obligations in recent years due to significantly increasing costs and because many surety companies require a significant level of collateral supporting the bonds. If remaining surety bonds are unavailable at commercially reasonable terms, the combined company could be required to post other collateral or cash or cash equivalents directly in support of financial assurance obligations.

In addition, Phelps Dodge’s international mines are subject to various mine closure and mined-land reclamation laws. There have recently been significant changes in closure and reclamation programs in Peru and Chile.

Phelps Dodge’s operations outside the United States are subject to the risks of doing business in foreign countries.

In 2006, Phelps Dodge’s international operations provided approximately 39 percent of its consolidated sales (including sales through PDMC’s U.S. based sales company) and Phelps Dodge’s international operations (including international exploration) contributed approximately 54 percent of its consolidated operating income. Due to the current development of the Tenke Fungurume project in the Democratic Republic of Congo and expansion projects at Cerro Verde and El Abra, Phelps Dodge expects international operations to increase as a percentage of sales and operating income in future years. Phelps Dodge fully consolidates the results of certain of its domestic and international mining operations in which it owns less than a 100 percent interest (and reports the minority interest). During 2006, Phelps Dodge’s minority partners in its South American mines were entitled to approximately 212,400 tons, or 38 percent, of Phelps Dodge’s international copper production.

Phelps Dodge’s international activities are conducted in Canada, Latin America, Europe, Asia and Africa, and are subject to certain political and economic risks, including but not limited to:

•	political instability and civil strife;

•	changes in foreign laws and regulations, including those relating to the environment, labor, tax, royalties on mining activities and dividends or repatriation of cash and other property to the United States;

•	foreign currency fluctuations;

•	expropriation or nationalization of property;

•	exchange controls; and

•	import, export and trade regulations.

Use of proceeds

We estimate that the net proceeds from the sale of the notes offered hereby, after deducting estimated fees and expenses and the underwriters’ discounts, will be approximately $5,875.0 million.

The table below sets forth the estimated sources and uses for the transactions based on balances as of December 31, 2006:

(Dollars in millions)
Sources of funds	Amount	Uses of funds	Amount

Cash	$2,500.0	Equity purchased(c)	$25,791.0
New revolving credit facility(a)	–	Estimated fees and expenses(d)	500.0
New Tranche A term loan facility	2,500.0
New Tranche B term loan facility	7,500.0
Senior notes offered hereby	6,000.0
Additional common equity(b)	7,791.0

Total sources	$26,291.0	Total uses	$26,291.0

(a)	Based on expected cash balances at closing, we do not expect to make any drawings under our new revolving credit facility. Availability under the new revolving credit facility will be reduced by outstanding letters of credit. Our availability under our revolving credit facility is anticipated to be approximately $1,400.0 million at closing after giving effect to outstanding letters of credit. Following the closing, we may be required to issue additional letters of credit in connection with financial assurances with respect to our reclamation obligations. See “Risk factors — Risks related to Phelps Dodge’s business — Mine closure regulations may impose substantial costs.”

(b)	Reflects the fair value of Freeport-McMoRan common stock to be issued to Phelps Dodge shareholders as a result of the acquisition calculated by using the weighted average market price of Freeport-McMoRan common stock from November 16, 2006 to November 21, 2006 multiplied by the estimated shares of Freeport-McMoRan common stock to be issued to Phelps Dodge shareholders.

(c)	Based on the weighted average market price of Freeport-McMoRan common stock from November 16, 2006 to November 21, 2006, the cash consideration to be paid in the acquisition, and the estimated Phelps Dodge common shares outstanding and issuable at December 31, 2006.

(d)	Reflects our estimate of fees and expenses associated with the transactions, including financing fees, estimated change of control costs and related employee benefits and other transaction costs and professional fees.

Capitalization

The following table shows Freeport-McMoRan’s cash and cash equivalents and capitalization as of December 31, 2006, on an as reported basis, and cash and cash equivalents and capitalization on a pro forma basis to reflect the transactions. This table is unaudited and should be read in conjunction with “Use of proceeds,” “Unaudited pro forma condensed combined financial statements,” “Selected consolidated historical financial and operating data of Freeport-McMoRan,” “Selected consolidated historical financial and operating data of Phelps Dodge,” “Management’s discussion and analysis of financial condition and results of operations of Freeport-McMoRan,” “Management’s discussion and analysis of financial condition and results of operations of Phelps Dodge” and the financial statements and related notes of Freeport-McMoRan and Phelps Dodge, which are included elsewhere or incorporated by reference in this prospectus supplement.

	As of December 31, 2006
(Dollars in millions)	Actual	Pro forma

Cash and cash equivalents(a)	$907.5	$3,383.4

Debt:
Existing indebtedness of Freeport-McMoRan
10 1/8% senior notes due 2010	$272.4	$272.4
7% convertible notes due 2011	7.1	7.1
6 7/8% notes due 2014	340.3	340.3
Existing indebtedness of Phelps Dodge(b)
7.375% notes due 2007	$–	$60.6
8.75% notes due 2011	–	108.8
7.125% debentures due 2027	–	115.0
9.50% notes due 2031	–	196.8
6.125% notes due 2034	–	149.8
New senior credit facilities
Revolving credit facility(a)	$–	$–
Tranche A term loan facility	–	2,500.0
Tranche B term loan facility	–	7,500.0
Notes offered hereby	–	6,000.0
Other debt(c)	60.3	321.2

Total debt(b)	$680.1	$17,572.0
Total stockholders’ equity	2,445.1	10,235.9

Total capitalization	$3,125.2	$27,807.9

(a)	Based on expected cash balances at closing, we do not expect to make any drawings under our new revolving credit facility. Availability under the new revolving credit facility will be reduced by outstanding letters of credit. Our availability under our revolving credit facility is anticipated to be approximately $1,400.0 million at closing after giving effect to outstanding letters of credit. Following the closing, we may be required to issue additional letters of credit in connection with financial assurances with respect to our reclamation obligations. See “Risk factors — Risks related to Phelps Dodge’s business — Mine closure regulations may impose substantial costs.”

(b)	Pro forma total debt as of December 31, 2006 shown above is based on Phelps Dodge’s book values. Total debt as reflected in the pro forma financial statements is based on the December 31, 2006 fair value of Phelps Dodge’s debt.

(c)	Actual amounts include equipment capital leases and other ($54.5 million), Atlantic Copper debt ($5.6 million) and other Freeport-McMoRan debt ($0.2 million). Pro forma amounts include, in addition, certain project financing and subsidiary debt financing ($202.2 million), various pollution control and industrial development revenue bonds ($25.0 million) and short-term debt ($33.7 million) of Phelps Dodge.

Unaudited pro forma condensed combined
financial statements

The unaudited pro forma condensed combined financial statements presented herein, which have been prepared by the management of Freeport-McMoRan, are derived from the historical consolidated financial statements of Freeport-McMoRan and Phelps Dodge. The unaudited pro forma condensed combined financial statements are prepared using the purchase method of accounting, with the acquisition of Phelps Dodge by Freeport-McMoRan assumed to have occurred on January 1, 2006, for statement of income purposes and on December 31, 2006, for balance sheet purposes using accounting principles generally accepted in the United States, referred to as U.S. GAAP. The pro forma adjustments to reflect fair value of Phelps Dodge’s net reported assets and other purchase accounting adjustments are based on available data as of December 31, 2006. Upon completion of the combination with Phelps Dodge, the pre-combination shareholders of Freeport-McMoRan will own approximately 59 percent (62 percent on a fully diluted basis) of the combined company and the pre-combination shareholders of Phelps Dodge will own approximately 41 percent (38 percent on a fully diluted basis). In addition to considering these relative shareholdings, Freeport-McMoRan also considered the proposed composition and terms of the board of directors, the proposed structure and members of the executive management team of Freeport-McMoRan and the premium paid by Freeport-McMoRan to acquire Phelps Dodge, in determining the accounting acquirer. Based on the weight of these factors, Freeport-McMoRan management concluded that Freeport-McMoRan was the accounting acquirer.

The pro forma amounts have been developed from (i) the audited consolidated financial statements of Freeport-McMoRan contained in its annual report on Form 10-K for the year ended December 31, 2006 and (ii) the audited consolidated financial statements of Phelps Dodge contained in its annual report on Form 10-K for the year ended December 31, 2006, each of which were prepared in accordance with U.S. GAAP and are incorporated by reference herein.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Freeport-McMoRan would have been had the combination occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. In this regard, the reader should note that the unaudited pro forma condensed combined financial statements do not give effect to (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that are expected to result from the acquisition, (iii) benefits expected to be derived from the combined company’s growth projects or brownfield expansions or (iv) changes in commodities prices subsequent to the dates of such unaudited pro forma condensed combined financial statements.

Freeport-McMoRan has not yet developed formal plans for combining the two companies’ operations. Accordingly, additional liabilities may be incurred in connection with the business combination and any ultimate restructuring. These additional liabilities and costs have not been contemplated in the unaudited pro forma condensed combined financial statements because information necessary to reasonably estimate such costs and to formulate detailed restructuring plans is not available to Freeport-McMoRan. The allocation of the purchase price to acquired assets and liabilities in the unaudited pro forma condensed combined financial statements are based on management’s preliminary internal valuation estimates. Such allocations will be finalized based on valuation and other studies to be performed by management with the services of outside valuation specialists after the closing of the business combination. Accordingly, the purchase price allocation adjustments and related impacts on the unaudited pro forma condensed combined financial statements are preliminary and are subject to revision, which may be material, after the closing of the business combination.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the separate historical consolidated financial statements and accompanying notes of Freeport-McMoRan and Phelps Dodge incorporated by reference into this prospectus supplement. See “Where you can find more information.”

Unaudited pro forma condensed combined statement of income

For the year ended December 31, 2006

				Pro forma
	Historical			adjustments		Pro forma
(Dollars in millions, except per share data)	Freeport-McMoRan	Phelps Dodge		(Note 3)		combined

Revenues	$5,790.5	$11,910.4	(Note 4)	$		$17,700.9	(Note 4)
Cost of sales:
Production and delivery	2,524.9	6,807.2		74.4	(A)	9,387.5
				(19.0	)(M)
Depreciation, depletion and amortization	227.6	448.7		581.0	(J)	1,268.2
				10.9	(A)

Total cost of sales	2,752.5	7,255.9		647.3		10,655.7
Selling, general and administrative expenses	157.1	207.0		8.3	(A)	372.4
Exploration and research expenses	12.2	127.0				139.2
Special items and provisions, net	–	93.6		(93.6	)(A)	–

Total costs and expenses	2,921.8	7,683.5		562.0		11,167.3

Operating income	2,868.7	4,226.9		(562.0)		6,533.6
Interest expense, net	(75.6)	(73.0)		54.0	(A)	(1,393.7)
				(1,299.1	)(N)
Capitalized interest	–	54.0		(54.0	)(A)	–
Equity in PT Smelting and affiliated companies’ earnings	6.5	–		4.6	(A)	11.1
Losses on early extinguishment and conversion of debt	(32.0)	–				(32.0)
Gains on sales of assets	30.6	–				30.6
Inco termination fee, net of expenses	–	435.1				435.1
Other income, net	27.7	190.9				218.6

Income from continuing operations before taxes and minority interests in consolidated subsidiaries	2,825.9	4,833.9		(1,856.5)		5,803.3
Provision for income taxes	(1,201.2)	(1,010.2)		297.9	(F)	(1,913.5)
Minority interests in net income of consolidated subsidiaries	(168.2)	(792.4)				(960.6)
Equity in net earnings of affiliated companies	–	4.6		(4.6	)(A)	–

Income from continuing operations	1,456.5	3,035.9	(Note 4)	(1,563.2)		2,929.2	(Note 4)
Preferred dividends	(60.5)	–				(60.5)

Income from continuing operations applicable to common stock	$1,396.0	$3,035.9		$(1,563.2)		$2,868.7

Income per share from continuing operations applicable to common stock:
Basic	$7.32	$15.00				$8.75
Diluted	$6.63	$14.92				$8.29
Weighted average shares outstanding:
Basic	190.7					327.8	(L)
Diluted	221.5					358.5	(L)

See accompanying notes to these pro forma condensed combined financial statements.

Unaudited pro forma condensed combined balance sheet

As of December 31, 2006

			Pro forma
	Historical		adjustments		Pro forma
(Dollars in millions)	Freeport-McMoRan	Phelps Dodge	(Note 3)		combined

Assets:
Current assets:
Cash and cash equivalents	$907.5	$4,947.4	$16,000.0	(K)	$3,383.4
			(330.0	)(C)
			(100.0	)(C)
			25.0	(H)
			(66.5	)(E)
			(18,000.0	)(B)
Restricted cash	–	25.4			25.4
Accounts receivable, less allowance	485.7	1,264.8			1,750.5
Mill and leach stockpiles	–	90.8	1,412.0	(D)	1,502.8
Product inventories	384.2	356.0	1,293.0	(D)	2,033.2
Materials and supplies	340.1	247.9			588.0
Prepaid expenses and other current assets	33.5	116.3			149.8
Deferred income taxes	–	552.3			552.3

Total current assets	2,151.0	7,600.9	233.5		9,985.4
Investments and long-term receivables	–	193.1			193.1
Property, plant, equipment and development costs, net	3,098.5	5,873.5	11,620.4	(D)	20,592.4
Long-term mill and leach stockpiles	–	181.8	723.6	(D)	905.4
Goodwill	–	12.5	7,754.9	(D)	7,767.4
Trust assets	–	588.3			588.3
Other assets and deferred charges	140.3	182.2	330.0	(C)	625.5
			(27.0	)(D)

Total assets	$5,389.8	$14,632.3	$20,635.4		$40,657.5

Liabilities and stockholders’ equity:
Current liabilities:
Accounts payable and accrued liabilities	$789.0	$2,705.8	$		$3,494.8
Current portion of long-term debt and short-term borrowings	19.1	121.8	0.4	(D)	141.3
Accrued income taxes	164.4	435.3			599.7

Total current liabilities	972.5	3,262.9	0.4		4,235.8
Long-term debt, less current portion	661.0	770.1	35.0	(D)	17,466.1
			16,000.0	(K)
Deferred income taxes	800.3	768.6	4,499.6	(F)	6,068.5
Accrued postretirement benefits and other liabilities	297.9	890.7			1,188.6
Minority interests	213.0	1,249.6			1,462.6
Stockholders’ equity:
Convertible perpetual preferred stock	1,100.0	–			1,100.0
Common stock	31.0	1,275.1	13.7	(G)	44.7
			(1,275.1	)(I)
Capital in excess of par value of common stock	2,668.1	1,372.7	7,777.1	(G)	10,445.2
			(1,372.7	)(I)
Retained earnings	1,414.8	5,221.4	(5,221.4	)(I)	1,414.8
Accumulated other comprehensive income (loss)	(19.9)	(178.8)	178.8	(I)	(19.9)
Common stock held in treasury	(2,748.9)	–			(2,748.9)

Total stockholders’ equity	2,445.1	7,690.4	100.4		10,235.9

Total liabilities and stockholders’ equity	$5,389.8	$14,632.3	$20,635.4		$40,657.5

See accompanying notes to these pro forma condensed combined financial statements.

Notes to the unaudited pro forma
condensed combined financial statements

1.	Basis of presentation

The unaudited pro forma condensed combined financial statements, which have been prepared by Freeport-McMoRan management, have been derived from historical consolidated financial statements of Freeport-McMoRan and Phelps Dodge incorporated by reference into this prospectus supplement.

Upon completion of the combination with Phelps Dodge the pre-combination shareholders of Freeport-McMoRan will own approximately 59 percent of the combined company (62 percent on a fully diluted basis) and the pre-combination shareholders of Phelps Dodge, will own approximately 41 percent of the combined company (38 percent on a fully diluted basis). In addition to considering these relative shareholdings, Freeport-McMoRan management also considered the proposed composition and terms of the board of directors, the proposed structure and members of the executive management team of Freeport-McMoRan, and the premium paid by Freeport-McMoRan to acquire Phelps Dodge in determining the accounting acquirer. Based on the weight of these factors, Freeport-McMoRan management concluded that Freeport-McMoRan was the accounting acquirer.

2.	The acquisition

Freeport-McMoRan proposes to acquire all the issued and outstanding common shares of Phelps Dodge for $88.00 in cash and 0.67 of a share of Freeport-McMoRan common stock for each Phelps Dodge common share. Based on Freeport-McMoRan’s closing stock price of $57.40 per share on November 17, 2006, the implied value of the merger consideration is $126.46, composed of $88.00 in cash and stock worth $38.46 per share.

The transaction will be accounted for under the purchase method of accounting. The pro forma adjustments reflect Freeport-McMoRan’s acquisition of 100 percent of Phelps Dodge’s net reported assets at their fair values at December 31, 2006 for the pro forma condensed combined balance sheet, and at January 1, 2006, for the pro forma condensed combined statement of income, and the subsequent accounting for Phelps Dodge as a wholly owned subsidiary.

The purchase price consideration for the business combination is estimated to include $18.0 billion in cash, $7.8 billion in Freeport-McMoRan common stock and $167 million for costs and fees of the acquisition as shown below:

(In millions, except per share amount)

Freeport-McMoRan’s acquisition of Phelps Dodge:
Common shares outstanding and issuable	204.540
Exchange offer ratio of Freeport-McMoRan common stock for each Phelps Dodge common share	0.67
Shares of Freeport-McMoRan common stock to be issued	137.042
Weighted average market price of each share of Freeport-McMoRan common stock from November 16-21, 2006	$56.85

Cash consideration for each Phelps Dodge common share	$88.00

Fair value of Freeport-McMoRan common stock issued, comprising par value of $13.7 ($0.10 per share) and capital in excess of par of $7,777.1	$7,791
Cash consideration of $88.00 for each Phelps Dodge common share	18,000
Estimated change of control costs and related employee benefits	67
Estimated transaction costs	100

Purchase price	$25,958

3.	Pro forma assumptions and adjustments

The following assumptions and related pro forma adjustments give effect to the proposed business combination of Freeport-McMoRan and Phelps Dodge as if such combination occurred on January 1, 2006, in the unaudited pro forma condensed combined statement of income for the year ended December 31, 2006, and on December 31, 2006, for the unaudited pro forma condensed combined balance sheet.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Freeport-McMoRan would have been had the business combination with Phelps Dodge occurred on the respective dates assumed, nor are they necessarily indicative of future consolidated operating results or financial position.

The unaudited pro forma condensed combined financial statements do not reflect and do not give effect to (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that are expected to result from acquisition, (iii) benefits expected to be derived from the combined company’s growth projects or brownfield expansions or (iv) changes in commodities prices subsequent to the dates of such unaudited pro forma condensed combined financial statements.

Additionally, Freeport-McMoRan believes that cost savings will be realized upon the consolidation and integration of the companies. Freeport-McMoRan has not developed formal plans for combining the operations. Accordingly, additional liabilities may be incurred in connection with the business combination and ultimate restructuring. These additional liabilities and costs have not been contemplated in the unaudited pro forma condensed combined financial statements because information necessary to reasonably estimate such costs and to formulate detailed restructuring plans is not yet available to Freeport-McMoRan. Accordingly, the allocation of the purchase price cannot be estimated with a reasonable degree of accuracy and may differ materially from the amounts assumed in the unaudited pro forma condensed combined financial statements.

As shown in adjustment D below, Freeport-McMoRan expects the accounting for the acquisition of Phelps Dodge to result in a significant amount of goodwill. Goodwill is the excess cost of the acquired company over the sum of the amounts assigned to assets acquired less liabilities assumed. U.S. GAAP requires that goodwill not be amortized, but instead allocated to a level within the reporting entity referred to as the reporting unit and tested for impairment, at least annually. There is currently diversity in the mining industry associated with certain aspects of the accounting for business combinations and related goodwill. This diversity includes how companies define Value Beyond Proven and Probable reserves (referred to in this document as VBPP) (see further discussion in adjustment J below), what an appropriate reporting unit is and how goodwill is allocated among reporting units. The methods of allocating goodwill have included allocations primarily to a single exploration reporting unit and allocations among individual mine reporting units depending on the relevant circumstances. We understand the industry is also evaluating other methodologies for allocating goodwill. The method of allocating goodwill will likely have an impact on the amount and timing of any future goodwill impairment, if any. Freeport-McMoRan has not completed its determination of the combined company’s reporting units nor its method of allocating goodwill to those reporting units. Our ultimate accounting for VBPP and goodwill may not be comparable to other companies within the mining industry.

The unaudited pro forma condensed combined financial statements include the following pro forma assumptions and adjustments:

(A) Reclassifications have been made to the Phelps Dodge historical consolidated financial information to conform to Freeport-McMoRan’s presentation. This included reclassifying amounts described by Phelps Dodge on a single line item as “Special items and provisions, net” into production and delivery costs, into depreciation, depletion and amortization and into selling, general and administrative expenses based on Freeport-McMoRan’s reporting for these items. The reclassifications also reflect the reporting of Phelps Dodge’s “Capitalized interest” as a component of “Interest expense, net” and Phelps Dodge’s “Equity in net earnings of affiliated companies” as a component of “Equity in PT Smelting and affiliated companies’ earnings” to conform to Freeport-McMoRan’s reporting.

(B) This pro forma adjustment represents payment of the cash component of the purchase price for Phelps Dodge common shares.

(C) Freeport-McMoRan estimates it will incur approximately $430 million of transaction costs, consisting primarily of financing costs, financial advisory fees, legal and accounting fees, financial printing and other charges related to the purchase of Phelps Dodge. Approximately $330 million of these transaction costs will be recorded as deferred charges on the combined company’s balance sheet and the remaining approximately $100 million will be recorded as part of the cost to purchase Phelps Dodge. These estimates are preliminary and, therefore, are subject to change.

(D) The pro forma adjustments to reflect fair value of Phelps Dodge’s net reported assets and other purchase accounting adjustments were based on available data as of December 31,

2006. On this basis, the pro forma adjustments to reflect the fair value of Phelps Dodge’s net reported assets and other purchase accounting adjustments are estimated as follows:

(Dollars in millions)

Phelps Dodge net assets on December 31, 2006	$7,690
Adjustment to fair value mill and leach stockpiles inventory—current	1,412
Adjustment to fair value mill and leach stockpiles inventory—long-term	724
Adjustment to fair value product inventory	1,293
Adjustment to fair value property, plant, equipment and development costs	11,620
Adjustment to fair value debt issuance costs	(27)
Adjustment to fair value debt	(35)
Adjustment to deferred taxes to reflect fair value adjustments (see F)	(4,500)
Cash proceeds from assumed exercise of stock options (see H)	25

Net tangible assets and liabilities acquired	$18,203 *
Allocation to goodwill	7,755 **

Total purchase price	$25,958

*	Represents the sum of tangible assets and liabilities acquired before rounding.

**	The allocation to goodwill was reduced by $776 million from the amount reflected in the amended joint proxy statement/prospectus filed on February 12, 2007, because of changes in the fair value of Phelps Dodge’s net assets from September 30, 2006 to December 31, 2006, primarily because of changes in metal price assumptions and a change in accounting for defined benefit pension and other postretirement plans resulting from the adoption of a new accounting standard on December 31, 2006.

The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities between December 31, 2006 and the date of the acquisition, and as further analysis (including of identifiable intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown above) is completed. Consequently, the actual allocation of the purchase price may result in different adjustments in the unaudited pro forma condensed combined statement of income. Following completion of the transactions, the earnings of the combined company will reflect the impact of purchase accounting adjustments, including the effect of changes in the cost bases of both tangible and identifiable intangible assets and liabilities on production costs and depreciation, depletion and amortization expense. The unaudited pro forma condensed combined statement of income reflects Phelps Dodge’s metal inventories on its historical accounting method of “last-in, first-out.” Inventories are subject to a lower of cost or market assessment and a decline in metal prices could result in a write down of metal inventory values and a corresponding charge to future earnings of the combined company.

(E) This pro forma adjustment recognizes certain estimated change of control obligations arising from the combination of Phelps Dodge and Freeport-McMoRan.

(F) The estimated income tax effect of the pro forma adjustments has been recorded based upon statutory tax rates in effect in the various tax jurisdictions in which Phelps Dodge operates, resulting in an estimated tax rate of approximately 10 percent for interest costs and 30 percent for all other items. The statutory tax rates range from 20 percent to

35 percent. The estimated tax rates are a weighted calculation of the various statutory tax rates and consider tax credits, exempt income and non-deductible expenses. The estimated tax rate for interest costs of 10 percent has been derived from a preliminary analysis of the applicable rules for interest cost allocation required by U.S. tax regulations and considers their associated limitation on the utilization of foreign tax credits. These rates will vary depending on the mix of income derived in the respective countries of operation and the allocation of interest and other expenses. The actual tax rates will also be affected by any tax planning opportunities that may result from the combination of the companies after the transaction. The business combination is expected to be non-taxable to the respective companies, with Phelps Dodge’s historical tax bases surviving for income tax reporting purposes. Additional deferred income taxes have been recognized based on the pro forma fair value adjustments to assets and liabilities.

Provisions for pro forma income tax expense have been recorded as pro forma adjustments to the unaudited pro forma condensed combined statement of income.

(G) These pro forma adjustments reflect the issuance of 137.0 million shares of Freeport-McMoRan common stock in connection with the offer for all the outstanding common shares of Phelps Dodge. The common stock of Freeport-McMoRan totals $13.7 million at $0.10 per share par value and capital in excess of par of $7,777.1 million. These shares include the shares issuable in connection with the stock options and restricted stock of Phelps Dodge outstanding at December 31, 2006.

(H) This pro forma adjustment gives effect to $25 million of proceeds to be received from the assumed exercise of Phelps Dodge’s in-the-money stock options. Freeport-McMoRan has assumed that all eligible Phelps Dodge stock options are exercised and all eligible restricted stock is vested prior to the purchase transaction.

(I) These pro forma adjustments eliminate the historical shareholders’ equity accounts of Phelps Dodge.

(J) This pro forma adjustment represents the estimated increase to depreciation, depletion and amortization expense associated with the preliminary fair value adjustment of approximately $11,620 million allocated to plant, property, equipment and development costs as further discussed in adjustment D. Freeport-McMoRan has not completed an assessment of the fair values of assets and liabilities of Phelps Dodge and the related business integration plans and synergies. The ultimate purchase price allocation will include possible adjustments to the fair values of depreciable tangible assets, proven and probable reserves, reserves related to current development projects, VBPP and intangible assets after a full review has been completed. The concept of VBPP is described in Financial Accounting Standards Board Emerging Issue Task Force Issue No. 04-3 (EITF 04-3) and has been interpreted differently by mining companies. Our preliminary adjustment to property, plant, equipment and development costs, as discussed below, includes VBPP attributable to mineralized material that Freeport-McMoRan believes could be brought into production should market conditions warrant. Mineralized material is a mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support reported tonnage and average grade of metal(s). Such a deposit may not qualify as proven and probable reserves until legal and economic feasibility are concluded based upon a comprehensive evaluation of unit costs, grade, recoveries and other material factors. Our preliminary adjustments to property, plant, equipment and development costs do not include adjustments attributable to inferred mineral resources or exploration potential referred to in the EITF 04-3 Working

Group Report No. 1. We intend to allocate a portion of the purchase price to all VBPP, including inferred mineral resources and exploration potential, in accordance with EITF 04-3 after performing a more thorough analysis to determine the fair value of these assets.

The preliminary allocation of $11,620 million to property, plant, equipment and development costs is primarily based on a fair value assessment of estimated cash flows from Phelps Dodge’s pro rata share of estimated proven and probable reserves, an estimated market value of Phelps Dodge’s estimated VBPP attributable to mineralized material and valuation multiples applied to certain tangible assets. Freeport-McMoRan has not completed an assessment of the fair values of assets and liabilities of Phelps Dodge and the related business integration plans and synergies. The ultimate purchase price allocation will include possible adjustments to fair values of depreciable tangible assets, proven and probable reserves, reserves related to current development projects, mill and leach stockpiles, product inventories, VBPP and intangible assets after a full review has been completed.

For the purpose of preparing the unaudited pro forma condensed combined statements of income, Freeport-McMoRan assumed an average estimated remaining useful life of 20 years, which was based on an analysis of Phelps Dodge’s estimated mine lives and on the estimated useful lives of other property, plant and equipment disclosed in Phelps Dodge’s public filings and life-of-mine plans provided to Freeport-McMoRan. A one-year change in the estimated useful life would have a 5 percent impact on the pro forma depreciation, depletion and amortization expense. Additionally, for each $1 billion that the final fair value of property, plant, equipment and development costs differs from the pro forma fair value, related depreciation, depletion and amortization expense would increase or decrease approximately $50 million annually, assuming a weighted average 20-year life.

(K) This pro forma adjustment relates to borrowings under new $10.0 billion term loan facilities and $6.0 billion of the notes offered hereby. The proceeds from borrowings under these facilities, in conjunction with available cash, would be used for: (i) the $88.00 per share cash payment to Phelps Dodge shareholders and (ii) payments for other transaction fees and expenses.

(L) Pro forma weighted average common stock and common stock equivalents outstanding are estimated as follows:

	Year ended December 31, 2006
(In millions)	Basic		Diluted

Average number of shares of historical Freeport-McMoRan common stock outstanding	190.7		221.5
Shares of Freeport-McMoRan common stock to be issued in connection with the business combination (Note 2)	137.0		137.0

Total	327.8	*	358.5

*	Represents the sum of the numbers before rounding.

The average number of common shares outstanding gives effect to outstanding Phelps Dodge stock options and restricted stock, all eligible shares of which are assumed to be exercised or vested. Based upon public information reported and the current exchange offer ratio, Freeport-McMoRan estimates that the incremental number of shares of Freeport-McMoRan stock issuable upon the exercise and vesting of Phelps Dodge stock options and restricted stock would be approximately 1.4 million.

(M) This pro forma adjustment eliminates amortization expense for past service costs and net actuarial losses relating to postretirement benefits recorded by Phelps Dodge.

(N) This pro forma adjustment recognizes imputed interest expense for the year ended December 31, 2006, resulting from the fair value adjustment of Phelps Dodge’s long-term debt and acquisition-related debt discussed in Note (K) above at an assumed weighted average annual interest rate of approximately 7.8 percent. A 0.125% variance in the interest rate on the Tranche A term loan portion of the new senior credit facilities would cause an increase or decrease of $3.1 million in interest expense. A 0.125% variance in the interest rate on the Tranche B term loan portion of the new senior credit facilities would cause an increase or decrease of $9.4 million in interest expense. A 0.125% variance in the weighted average effective interest rate on the notes would cause an increase or decrease of $7.5 million in interest expense.

4.	Other

Amounts include charges for mark-to-market losses on Phelps Dodge’s 2006 and 2007 copper price protection programs totaling $1,008.9 million in revenues and $766.8 million in income from continuing operations for the year ended December 31, 2006.

Selected consolidated historical financial and
operating data of Freeport-McMoRan

The following selected historical consolidated financial data, as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, have been derived from the audited consolidated financial statements of Freeport-McMoRan for those periods. The historical results presented below are not necessarily indicative of results that you can expect for any future period. You should read the table in conjunction with the sections entitled “Use of proceeds,” “Capitalization,” “Unaudited pro forma condensed combined financial statements,” “Summary historical financial and operating data of Freeport-McMoRan,” “Management’s discussion and analysis of financial condition and results of operations of Freeport-McMoRan” and the consolidated financial statements of Freeport-McMoRan and the related notes incorporated by reference herein. See “Where you can find more information.”

(In dollars, except average shares, and in millions,	Years ended December 31,
except per share amounts)	2002		2003		2004		2005		2006

Statement of operations data:
Revenues	$1,910.5		$2,212.2		$2,371.9		$4,179.1		$5,790.5
Operating income	640.1		823.3		703.6	(d)	2,177.3		2,868.7	(g)
Net income before cumulative effect of changes in accounting principles	130.1		169.8	(b)	156.8	(d)(e)	934.6	(f)	1,396.0	(g)(h)
Cumulative effect of changes in accounting principles, net	(3.0	)(a)	(15.6	)(c)	–		–		–
Net income applicable to common stock	127.1		154.2	(b)	156.8	(d)(e)	934.6	(f)	1,396.0	(g)(h)
Basic net income per common share	0.88		0.99		0.86		5.18		7.32
Diluted net income per common share	0.87		0.97	(b)(c)	0.85	(d)(e)	4.67	(f)	6.63	(g)(h)
Dividends paid per common share	–		0.27		1.10		2.50		4.75
Basic average shares outstanding	144.6		155.8		182.3		180.3		190.7
Diluted average shares outstanding	146.4		159.1		184.9		220.5		221.5
Balance sheet data at end of year:
Cash and cash equivalents(i)	$115.8		$498.6		$552.0		$763.6		$907.5
Total assets	4,192.2		4,718.4		5,087.0		5,550.2	(g)	5,389.8	(g)
Total debt(j)	2,038.4		2,228.3	(c)	1,951.9		1,255.9		680.1
Redeemable preferred stock	450.0		–	(c)	–		–		–
Stockholders’ equity	266.8		776.0		1,163.6		1,843.0		2,445.1	(g)

	Years ended December 31,
	2002	2003		2004	2005	2006

Operating data:
PT Freeport Indonesia operating data, net of Rio Tinto’s interest:
Copper (recoverable)
Production (000s of pounds)	1,524,200	1,291,600		996,500	1,455,900	1,201,200
Production (metric tons)	691,400	585,900		452,000	660,400	544,900
Sales (000s of pounds)	1,522,300	1,295,600		991,600	1,456,500	1,201,400
Sales (metric tons)	690,500	587,700		449,800	660,700	544,900
Average realized price per pound	$0.71	$0.82		$1.37	$1.85	$3.13
Gold (recoverable ounces)
Production	2,296,800	2,463,300		1,456,200	2,789,400	1,731,800
Sales	2,293,200	2,469,800		1,443,000	2,790,200	1,736,000
Average realized price per ounce	$311.97	$366.60(k	)	$412.32	$456.27	$566.51(l	)
Atlantic Copper operating data:
Concentrate and scrap treated (metric tons)	1,016,700	964,400		768,100	975,400	953,700
Anodes
Production (000s of pounds)	657,000	640,000		494,400	626,600	581,300
Production (metric tons)	298,000	290,300		224,300	284,200	263,700
Sales (000s of pounds)	101,200	97,000		36,700	85,100	59,800
Sales (metric tons)	45,900	44,000		16,600	38,600	27,100
Cathodes
Production (000s of pounds)	552,200	544,700		454,700	545,300	518,900
Production (metric tons)	250,500	247,100		206,200	247,300	235,400
Sales (including wire rod and wire) (000s of pounds)	556,500	546,800		479,200	548,600	529,200
(metric tons)	252,400	248,000		217,400	248,800	240,000
Gold sales in anodes and slimes (ounces)	813,900	929,700		316,700	542,800	666,500

(a)	Effective January 1, 2002, Freeport-McMoRan changed the methodology used in the determination of depreciation associated with PT Freeport Indonesia’s mining and milling life-of-mine assets.

(b)	Includes losses on early extinguishment and conversion of debt totaling $31.9 million ($0.20 per share), net of related reduction of interest expense.

(c)	Effective January 1, 2003, Freeport-McMoRan adopted Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations,” and recorded a $9.1 million ($0.06 per share) cumulative effect gain. Effective July 1, 2003, Freeport-McMoRan adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” and recorded a $24.7 million ($0.16 per share) cumulative effect charge. Freeport-McMoRan’s mandatorily redeemable preferred stock was classified as debt effective July 1, 2003. SFAS No. 150 does not allow restatement of prior periods.

(d)	Includes a $95.0 million ($48.8 million to net income or $0.26 per share) gain on insurance settlement related to the fourth-quarter 2003 slippage and debris flow events at the Grasberg open pit and a $12.0 million ($12.0 million to net income or $0.06 per share) charge related to Atlantic Copper’s workforce reduction plan.

(e)	Includes a $20.4 million ($0.11 per share) gain from the sale of a parcel of land in Arizona held by a Freeport-McMoRan joint venture, a $7.5 million ($0.04 per share) gain from Atlantic Copper’s sale of its wire rod and wire assets, and $7.4 million ($0.04 per share) of losses on early extinguishment and conversion of debt, net of related reduction of interest expense.

(f)	Includes $40.2 million ($0.18 per share) of losses on early extinguishment and conversion of debt, net of related reduction of interest expense, and a $4.9 million ($0.02 per share) gain from the sale of a parcel of land in Arizona held by a Freeport-McMoRan joint venture.

(g)	Effective January 1, 2006, Freeport-McMoRan adopted Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (EITF 04-6) and recorded its deferred mining costs asset ($285.4 million) at December 31, 2005, net of taxes, minority interest share and inventory effects ($135.9 million), as a cumulative effect adjustment to reduce retained earnings on January 1, 2006. As a result of adopting EITF 04-6, income before income taxes and minority interests for 2006 was $35.4 million lower and net income was $18.8 million ($0.08 per share) lower than if Freeport-McMoRan had not adopted EITF 04-6. Effective January 1, 2006, Freeport-McMoRan adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” or “SFAS No. 123R.” As a result of adopting SFAS No. 123R, income before income taxes and minority interests for 2006 was $27.8 million lower and net income was $16.1 million ($0.07 per share) lower than if Freeport-McMoRan had not adopted SFAS No. 123R. Results for prior years have not been restated.

(h)	Includes $30.3 million ($0.14 per share) of losses on early extinguishment and conversion of debt, net of related reduction of interest expense, and gains of $29.7 million ($0.13 per share) at Atlantic Copper from the disposition of land and certain royalty rights.

(i)	For 2002 and 2003, values include $107.9 million and $35.0 million, respectively, of restricted cash and investments.

(j)	Includes current portion and short-term borrowings.

(k)	Amount was $357.61 before a gain resulting from redemption of Freeport-McMoRan’s Gold-Denominated Preferred Stock.

(l)	Amount was $606.36 before a loss resulting from redemption of Freeport-McMoRan’s Gold-Denominated Preferred Stock, Series II.

Selected consolidated historical financial and
operating data of Phelps Dodge

The following selected historical consolidated financial data, as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, have been derived from the audited consolidated financial statements of Phelps Dodge for those periods. The historical results presented below are not necessarily indicative of results that you can expect for any future period. You should read the table below in conjunction with the sections entitled “Use of proceeds,” “Capitalization,” “Unaudited pro forma condensed combined financial statements,” “Summary historical financial and operating data of Phelps Dodge,” “Management’s discussion and analysis of financial condition and results of operations of Phelps Dodge” and the consolidated financial statements of Phelps Dodge and the related notes contained in Phelps Dodge’s annual report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission and incorporated by reference herein. See “Where you can find more information.”

	Years ended December 31,(f)
(Dollars in millions, except per share amounts)	2002(a)	2003(b)	2004(c)	2005(d)	2006(e)

Statement of operations data:
Sales and other operating revenues	$3,173.2	$3,498.5	$6,415.2	$8,287.1	$11,910.4
Operating income (loss)	(257.4)	142.8	1,474.9	1,764.9	4,226.9
Income (loss) from continuing operations before extraordinary item and cumulative effect of accounting changes	(356.5)	(21.1)	1,023.6	1,583.9	3,035.9
Income (loss) from discontinued operations, net of taxes(g)	41.3	39.2	22.7	(17.4)	(18.1)
Income (loss) before extraordinary item and cumulative effect of accounting changes	(315.2)	18.1	1,046.3	1,566.5	3,017.8
Net income (loss)	(338.1)	94.8	1,046.3	1,556.4	3,017.8
Basic earnings (loss) per common share from continuing operations(h)	(2.17)	(0.19)	5.41	8.06	15.00
Diluted earnings (loss) per common share from continuing operations(h)	(2.17)	(0.19)	5.18	7.82	14.92
Basic earnings (loss) per common share from discontinued operations, extraordinary item and cumulative effect of accounting changes(h)	0.11	0.65	0.12	(0.14)	(0.09)
Diluted earnings (loss) per common share from discontinued operations, extraordinary item and cumulative effect of accounting changes(h)	0.11	0.65	0.11	(0.13)	(0.09)
Basic earnings (loss) per common share(h)	(2.06)	0.46	5.53	7.92	14.91
Diluted earnings (loss) per common share(h)	(2.06)	0.46	5.29	7.69	14.83
Cash dividends declared per common share(i)	–	–	0.25	3.125	4.788
Balance sheet data at end of period:
Cash and cash equivalents	$349.8	$683.8	$1,200.1	$1,916.7	$4,947.4
Restricted cash	—	—	—	20.8	25.4
Current assets (including cash)	1,428.2	1,790.0	2,661.7	4,070.7	7,600.9
Total assets	7,029.0	7,272.9	8,594.1	10,358.0	14,632.3
Total debt	2,110.6	1,959.0	1,096.9	694.5	891.9
Long-term debt	1,948.4	1,703.9	972.2	677.7	770.1
Shareholders’ equity	2,813.6	3,063.8	4,343.1	5,601.6	7,690.4

	Years ended December 31,(f)
(Dollars in millions, except per share amounts)	2002(a)	2003(b)	2004(c)	2005(d)	2006(e)

Operating data:
Copper production (thousand short tons)(j)	1,012.1	1,042.5	1,260.6	1,228.0	1,218.7
Copper sales from own mines (thousand short tons)(j)	1,034.5	1,052.6	1,268.9	1,238.4	1,214.5
COMEX copper price (per pound)(k)	$0.72	$0.81	$1.29	$1.68	$3.09
LME copper price (per pound)(l)	$0.71	$0.81	$1.30	$1.67	$3.05

(a)	Reported amounts for 2002 included after-tax, net special charges of $153.5 million, or 91 cents per common share, for PDMC asset impairment charges and closure provisions; $53.0 million, or 31 cents per common share, for historical lawsuit settlements; $45.0 million, or 27 cents per common share, for a historical arbitration award; $26.6 million, or 16 cents per common share, for early debt extinguishment costs; $23.0 million, or 14 cents per common share, for restructuring activities; $22.9 million, or 13 cents per common share, for the cumulative effect of an accounting change; $14.0 million, or 8 cents per common share, for environmental provisions (included a gain of $0.6 million for discontinued operations); $1.2 million, or 1 cent per common share, for the write-off of two cost-basis investments; and $1.0 million, or 1 cent per common share, for the settlement of legal matters; partially offset by after-tax, net special gains of $66.6 million, or 40 cents per common share, for the tax benefit relating to the net operating loss carryback prior to 2002 resulting from a change in U.S. tax legislation; $29.1 million, or 17 cents per common share, for environmental insurance recoveries; $22.6 million, or 13 cents per common share, for the gain on the sale of a non-core parcel of real estate; and $13.0 million, or 8 cents per common share, for the release of deferred taxes previously provided with regard to Plateau Mining Corporation.

(b)	Reported amounts for 2003 included after-tax, net special gains of $68.3 million, or 38 cents per common share, for an extraordinary gain associated with the acquisition of Phelps Dodge’s partner’s one-third interest in Chino Mines Company; $8.4 million, or 5 cents per common share, for the cumulative effect of an accounting change; $6.4 million, or 4 cents per common share, for the sale of a cost-basis investment; $2.4 million, or 1 cent per common share, for the termination of a foreign postretirement benefit plan associated with discontinued operations; $1.0 million, or 1 cent per common share, for the tax benefit relating to additional 2001 net operating loss carryback; $0.5 million for environmental insurance recoveries; and $0.2 million for the reassessment of prior restructuring programs; partially offset by after-tax, net special charges of $27.0 million, or 16 cents per common share, for environmental provisions (included a gain of $0.5 million for discontinued operations); $8.0 million or 4 cents per common share, for a potential Texas franchise tax matter; $2.9 million, or 2 cents per common share, for the settlement of historical legal matters; and $2.6 million, or 1 cent per common share, for asset and goodwill impairments.

(c)	Reported amounts for 2004 included after-tax, net special charges of $44.7 million, or 23 cents per common share, for environmental provisions; $30.9 million (net of minority interests), or 15 cents per common share, for early debt extinguishment costs; $9.9 million, or 5 cents per common share, for the write-down of two cost-basis investments; $9.6 million, or 5 cents per common share, for taxes on anticipated foreign dividends; $9.0 million, or 5 cents per common share, for a deferred tax asset valuation allowance at Phelps Dodge’s Brazilian wire and cable operation; $7.6 million, or 4 cents per common share, for Phelps Dodge Magnet Wire restructuring activities; $5.9 million, or 3 cents per common share, for asset impairments (included $4.5 million, or 2 cents per common share, for discontinued operations); and $0.7 million for interest on a Texas franchise tax matter; partially offset by after-tax, net special gains of $30.0 million, or 15 cents per common share, for the reversal of a U.S. deferred tax asset valuation allowance; $15.7 million (net of minority interest), or 8 cents per common share, for the reversal of an El Abra deferred tax asset valuation allowance; $10.1 million, or 5 cents per common share, for the gain on the sale of uranium royalty rights; $7.4 million, or 4 cents per common share, for environmental insurance recoveries; and $4.7 million, or 3 cents per common share, for the settlement of historical legal matters.

(d)	Reported amounts for 2005 included after-tax, net special charges of $331.8 million, or $1.64 per common share, for asset impairments; tax expense of $88.1 million, or 44 cents per common share, for foreign dividend taxes; $86.4 million, or 42 cents per common share, for environmental provisions; $42.6 million, or 21 cents per common share, associated with discontinued operations in connection with the sale of Columbian; $41.3 million, or 20 cents per common share, for early debt extinguishment costs; $34.5 million (net of minority interest), or 17 cents per common share, for tax on unremitted foreign earnings; $23.6 million, or 12 cents per common share, for a tax charge associated with minimum pension liability reversal; $10.1 million, or 5 cents per common share, for cumulative effect of accounting change; $5.9 million, or 3 cents per common share, for transaction and employee-related costs associated with the sale of substantially all of Phelps Dodge’s North American magnet wire assets; partially offset by after-tax, net special gains of $388.0 million, or $1.92 per common share, for the sale of a cost-basis investment; $181.7 million, or 89 cents per common share, for change in interest gains at Cerro Verde and Ojos del Salado; $15.6 million, or 8 cents per common share, for legal matters; $11.9 million, or 6 cents per common share, for the reversal of Phelps Dodge Brazil’s deferred tax asset valuation allowance; $8.5 million, or 4 cents per common share, for the sale of non-core real estate; $4.0 million, or 2 cents per common share, for the reversal of U.S. deferred tax asset valuation allowance; $0.4 million for environmental insurance recoveries; and $0.1 million for Phelps Dodge Magnet Wire restructuring activities. The after-tax, net special charges of $42.6 million associated with discontinued operations consisted of $67.0 million (net of minority interests), or 33 cents per common share, for a goodwill impairment charge; taxes of $7.6 million, or 4 cents per common share, associated with the sale and dividends paid in 2005; and $5.0 million, or 2 cents per common share, for a loss on disposal of Columbian associated with transaction and employee-related costs; partially offset by a deferred income tax effect of $37.0 million, or 18 cents per common share.

(e)	Reported amounts for 2006 included after-tax, net special gains of $330.7 million, or $1.62 per common share, for the Inco termination fee; $127.5 million, or 63 cents per common share, for the reversal of U.S. deferred tax asset valuation allowance; $2.0 million, or 1 cent per common share, for legal matters; $0.4 million for sale of non-core real estate; and $0.2 million for the reversal of Minera PD Peru deferred tax asset valuation allowance; partially offset by after-tax, net special charges of $54.5 million, or 27 cents per common share, for environmental provisions; $30.9 million, or 15 cents per common share, for charges associated with discontinued operations in connection with the sale of Columbian; $9.6 million, or 5 cents per common share, for asset impairment charges; $7.6 million (net of minority interest), or 4 cents per common share, for tax on unremitted foreign earnings; $5.1 million, or 3 cents per common share, for transaction and employee-related charges and loss on disposal in connection with the sale of substantially all of Phelps Dodge’s North American magnet wire assets; $4.7 million, or 2 cents per common share, for transaction and employee-related charges and loss on the disposal in connection with the sale of Phelps Dodge’s HPC; $3.0 million, or 1 cent per common share, for a lease termination settlement; and $1.2 million associated with dissolution of an international wire and cable entity.

(f)	2004, 2005 and 2006 reflected full consolidation of El Abra and Candelaria; 2002 and 2003 reflected El Abra and Candelaria on a pro rata basis (51 percent and 80 percent, respectively).

(g)	As a result of Phelps Dodge’s sale of Columbian, the operating results for Columbian have been reported separately from continuing operations and shown as discontinued operations for all periods presented in the consolidated statement of income data.

(h)	Basic and diluted earnings per common share have been adjusted to reflect the March 10, 2006, two-for-one stock split for all periods presented.

(i)	All periods presented reflect dividends per common share on a post-March 10, 2006, two-for-one stock split basis.

(j)	2004, 2005 and 2006 reflected copper production and copper sales on a consolidated basis; 2002 and 2003 reflected that information on a pro rata basis.

(k)	New York Commodity Exchange average spot price per pound—cathodes.

(l)	London Metal Exchange average spot price per pound—cathodes.

Ratio of earnings to fixed charges

Freeport-McMoRan’s ratio of earnings to fixed charges was as follows for the years presented:

	Years ended December 31,
	2002		2003		2004		2005		2006

Ratio of earnings to fixed charges	3.4	x	3.9	x	4.7	x	15.7	x	32.8x
Ratio of earnings to fixed charges and preferred stock dividends	2.5	x	3.0	x	2.8	x	8.1	x	14.2x

For the ratio of earnings to fixed charges calculation, earnings consist of pre-tax income from continuing operations before minority interests in consolidated subsidiaries, income or loss from equity investees and fixed charges. Fixed charges include interest and that portion of rent deemed representative of interest. For the ratio of earnings to fixed charges and preferred stock dividends calculation, we assumed that our preferred stock dividend requirements were equal to the pre-tax earnings that would be required to cover those dividend requirements. We computed those pre-tax earnings using actual tax rates for each year.

Overview of financial condition,
liquidity and capital resources of the combined company

As more fully discussed in “Management’s discussion and analysis of financial condition and results of operations of Freeport-McMoRan,” our financial policy has been to reduce debt and return cash to shareholders through dividends and share purchases. Our proposed acquisition of Phelps Dodge will require that we incur significant debt. As of December 31, 2006, on a pro forma basis after giving effect to the transactions, the combined company had approximately $17.6 billion in total debt, including $10.0 billion of debt under its new senior credit facilities, and $6.0 billion in aggregate principal amount of the new senior notes offered hereby. In addition, approximately $1.6 billion of existing debt of Freeport-McMoRan and Phelps Dodge will remain outstanding following the transactions. The combined company will also have a new $1.5 billion senior secured revolving credit facility. Our availability under our revolving credit facility is anticipated to be approximately $1,400.0 million at closing after giving effect to outstanding letters of credit. Following the closing, we may be required to issue additional letters of credit in connection with financial assurances with respect to our reclamation obligations. See “Risk factors— Risks related to Phelps Dodge’s business — Mine closure regulations may impose substantial costs.” The combined company’s cash and cash equivalents, on a pro forma basis, after giving effect to the transactions, totaled approximately $3.4 billion at December 31, 2006. The combined company expects to have capital expenditures of approximately $1.9 billion in 2007.

This debt could limit the combined company’s financial and operating flexibility, including by requiring the combined company to dedicate a substantial portion of its cash flows from operations and the proceeds of any equity issuances to the repayment of its debt and the interest on its debt, making it more difficult for the combined company to obtain additional financing on favorable terms, limiting the combined company’s ability to capitalize on significant business opportunities and making the combined company more vulnerable to economic downturns. Additionally, the combined company’s ability to satisfy financial tests or utilize third-party guarantees for financial assurance with respect to reclamation obligations may be adversely impacted. See “Risk factors— Risks related to the notes— Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our outstanding indebtedness and the notes.”

Following the transactions, the combined company will be required to comply with various covenants contained in the agreements governing its indebtedness. These covenants will limit our discretion in the operation of our business. See “Risk factors — Risks related to the notes” for further discussion of these factors.

Upon completion of the transactions, our business strategy will be focused on continuing to maximize free cash flow and strengthen our financial profile through continued pursuit of active programs to maximize production volumes, aggressively manage costs and use available cash flow to reduce debt. At the same time, we will continue to focus on maximizing the long-term value of our mineral deposits through development programs to grow our production and ore reserves. In addition, we will consider opportunities to reduce debt of the combined company shortly following the closing of the transaction through issuances of equity and equity-linked securities and possibly through asset sales.

Combined company debt maturities.  Below is a summary of long-term debt maturities, on a pro forma basis after giving effect to the consummation of the transactions, for the combined company based on loan balances as of December 31, 2006.

(Dollars in millions)	2007	2008	2009	2010	2011	2012	Thereafter

Existing debt of Freeport-McMoRan:
Equipment loans and other	$13.5	$13.5	$13.5	$10.2	$3.8	$—	$—
Atlantic Copper debt	5.6	—	—	—	—	—	—
10 1/8% senior notes due 2010	—	—	—	272.4	—	—	—
7% convertible senior notes due 2011	—	—	—	—	7.1	—	—
6 7/8% senior notes due 2014	—	—	—	—	—	—	340.3
7.20% senior notes due 2026	—	—	—	—	—	—	0.2

Total Freeport-McMoRan	$19.1	$13.5	$13.5	$282.6	$10.9	$—	$340.5
Existing debt of Phelps Dodge:
7.375% notes due 2007	$60.6	$—	$—	$—	$—	$—	$—
8.75% notes due 2011	0.1	0.3	0.2	0.2	108.0	—	—
9.50% notes due 2031	—	0.1	0.1	0.1	—	—	196.5
6.125% notes due 2034	—	—	—	—	—	—	149.8
7.125% debentures due 2027	—	—	—	—	—	—	115.0
Cerro Verde project financing and subsidiary debt financing	25.4	25.3	25.2	25.2	25.2	25.3	50.6
Various pollution control and industrial development revenue bonds due through 2009	2.0	—	23.0	—	—	—	—
Short-term debt	33.7	—	—	—	—	—	—

Total Phelps Dodge	$121.8	$25.7	$48.5	$25.5	$133.2	$25.3	$511.9

New debt:
Revolving credit facility	$—	$—	$—	$—	$—	$—	$—
Tranche A term loan facility	125.0	250.0	250.0	250.0	250.0	1,375.0	—
Tranche B term loan facility	56.3	75.0	75.0	75.0	75.0	75.0	7,068.7
Senior notes offered hereby	—	—	—	—	—	—	6,000.0

Total new debt	$181.3	$325.0	$325.0	$325.0	$325.0	$1,450.0	$13,068.7

Total debt	$322.2	$364.2	$387.0	$633.1	$469.1	$1,475.3	$13,921.1

Combined company other contractual obligations.  In addition to the debt maturities shown above, the combined company will have other contractual obligations and commitments, which it expects to fund with projected operating cash flows, available credit facilities or future financing transactions, if necessary. These obligations and commitments for each company are more fully described in “Management’s discussion and analysis of financial condition and results of operations of Freeport-McMoRan” and “Management’s discussion and analysis of financial condition and results of operations of Phelps Dodge” included elsewhere in this prospectus supplement which are subject to the disclosures included therein and should be referred to for additional information. The following table summarizes these obligations and commitments as of December 31, 2006:

		1 Year	Years	Years	More than 5
(Dollars in millions, except concentrates)	Total	or Less	2-3	4-5	Years

Freeport-McMoRan obligations:
PT Freeport Indonesia mine closure and reclamation fund	$20.1	$0.8	$1.4	$1.4	$16.5
Atlantic Copper contractual obligation to insurance company	$94.9	$9.5	$19.0	$19.0	$47.4
Atlantic Copper contracts to purchase concentrates at market prices (in thousand metric tons)	1,425	505	700	220	—
Aggregate operating leases, including Rio Tinto’s share	$29.9	$8.9	$14.3	$6.4	$0.3
Open purchase orders at December 31, 2006	$216.5	$216.5	—	—	—
Phelps Dodge obligations & commitments:
Scheduled interest payment obligations	$979.5	$61.2	$112.9	$99.9	$705.5
Asset retirement obligations	$106.0	$58.2	$45.2	$2.3	$0.3
Take-or-pay contracts	$1,502.3	$1,295.5	$126.2	$49.4	$31.2
Operating lease obligations	$73.6	$16.6	$28.8	$21.4	$6.8
Mineral royalty obligations	$18.1	$1.9	$3.8	$3.0	$9.4
Standby letters of credit	$186.3	$56.0	$9.0	$3.0	$118.3
Corporate guarantees	$412.4	$0.8	$0.4	—	$411.2
Sales performance guarantees	$74.5	$49.5	$24.5	$0.2	$0.3
Surety bonds	$97.4	$2.1	$2.0	—	$93.3
Asset pledges	$74.2	$0.1	—	—	$74.2

Management’s discussion and analysis of
financial condition and results of
operations of Freeport-McMoRan

The information contained in the following section does not reflect Freeport-McMoRan’s acquisition of Phelps Dodge and is substantially reproduced from Freeport-McMoRan’s Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus supplement. This “Management’s discussion and analysis of financial condition and results of operations of Freeport-McMoRan” should be read in conjunction with the financial statements and related notes of Freeport-McMoRan, which are included elsewhere or incorporated by reference in this prospectus supplement. For further information about the combined company, see “Prospectus supplement summary — Our business.”

Overview

Through its majority-owned subsidiary, PT Freeport Indonesia, Freeport-McMoRan has one of the world’s largest copper and gold mining and production operations in terms of reserves and production. Freeport-McMoRan’s principal asset is the Grasberg minerals district, which based on available year-end 2005 reserve data provided by third-party industry consultants, contains the largest single copper reserve and the largest single gold reserve of any mine in the world.

PT Freeport Indonesia, Freeport-McMoRan’s principal operating subsidiary, operates under an agreement, called a Contract of Work, with the Government of Indonesia. The Contract of Work allows PT Freeport Indonesia to conduct exploration, mining and production activities in a 24,700-acre area called Block A located in Papua, Indonesia. Under the Contract of Work, PT Freeport Indonesia also conducts exploration activities (which had been suspended, but expects to resume in 2007) in an approximate 500,000-acre area called Block B in Papua. All of Freeport-McMoRan’s proven and probable mineral reserves and current mining operations are located in Block A.

Freeport-McMoRan owns 90.64 percent of PT Freeport Indonesia, including 9.36 percent owned through its wholly owned subsidiary, PT Indocopper Investama. The Government of Indonesia owns the remaining 9.36 percent of PT Freeport Indonesia. In July 2004, Freeport-McMoRan received a request from the Indonesian Department of Energy and Mineral Resources that it offer to sell shares in PT Indocopper Investama to Indonesian nationals at fair market value. In response to this request and in view of the potential benefits of having additional Indonesian ownership in its operations, Freeport-McMoRan has agreed to consider a potential sale of an interest in PT Indocopper Investama at fair market value. Neither its Contract of Work nor Indonesian law requires Freeport-McMoRan to divest any portion of its ownership interest in PT Freeport Indonesia or PT Indocopper Investama.

Freeport-McMoRan also conducts mineral exploration activities (which had been suspended in recent years) in Papua, Indonesia through one of its wholly owned subsidiaries, PT Irja Eastern Minerals (Eastern Minerals). Eastern Minerals holds an additional Contract of Work originally covering a 2.5-million-acre area. Under the terms of Eastern Minerals’ Contract of Work, we have already relinquished 1.3 million acres and must relinquish an additional 0.6 million acres at the end of a three-year exploration period, which can be extended by the Government of Indonesia for as many as two additional years. In December 2006, Eastern Minerals received approval from the Government of Indonesia to resume exploration activities in 2007.

In addition to the PT Freeport Indonesia and Eastern Minerals exploration acreage, Freeport-McMoRan has the right to conduct other mineral exploration activities in Papua pursuant to a joint venture through PT Nabire Bakti Mining. Field exploration activities outside of its current mining operations in Block A had been suspended in recent years because of safety and security issues and regulatory uncertainty relating to a possible conflict between its mining and exploration rights in certain forest areas and an Indonesian Forestry law enacted in 1999 prohibiting open-pit mining in forest preservation areas. Recent Indonesian legislation permits open-pit mining in PT Freeport Indonesia’s Block B area, subject to certain requirements. Following an assessment of these requirements and a review of security issues, Freeport-McMoRan plans to resume exploration activities in certain prospective areas outside of Block A in 2007.

Freeport-McMoRan also operates through a majority-owned subsidiary, PT Puncakjaya Power (Puncakjaya Power), and through Atlantic Copper, S.A. (Atlantic Copper), a wholly owned subsidiary. Freeport-McMoRan acquired an 85.7 percent ownership in Puncakjaya Power in 2003. Puncakjaya Power’s sole business is to supply power to PT Freeport Indonesia’s operations. Atlantic Copper’s operations are in Spain and involve the smelting and refining of copper concentrates and the marketing of refined copper and precious metals in slimes. PT Freeport Indonesia owns a 25 percent interest in PT Smelting, an Indonesian company which operates a copper smelter and refinery in Gresik, Indonesia.

Joint ventures with Rio Tinto plc (Rio Tinto)

In 1996, Freeport-McMoRan established joint ventures with Rio Tinto, an international mining company with headquarters in London, England. One joint venture covers PT Freeport Indonesia’s mining operations in Block A and gives Rio Tinto, through 2021, a 40 percent interest in certain assets and future production exceeding specified annual amounts of copper, gold and silver in Block A and, after 2021, a 40 percent interest in all production from Block A.

Operating, nonexpansion capital and administrative costs are shared proportionately between PT Freeport Indonesia and Rio Tinto based on the ratio of (a) the incremental revenues from production from expansion completed in 1998 to (b) total revenues from production from Block A, including production from PT Freeport Indonesia’s previously existing reserves. PT Freeport Indonesia receives 100 percent of the cash flow from specified annual amounts of copper, gold and silver through 2021, calculated by reference to its proven and probable reserves as of December 31, 1994, and 60 percent of all remaining cash flow.

The joint venture agreement provides for adjustments to the specified annual metal sharing amounts upon the occurrence of certain events that cause an extended interruption in production to occur, including events such as the fourth-quarter 2003 Grasberg open-pit slippage and debris flow. As a result of the Grasberg slippage and debris flow events, the 2004 specified amounts attributable 100 percent to PT Freeport Indonesia were reduced by 172 million recoverable pounds for copper and 272,000 recoverable ounces for gold. Pursuant to agreements in 2005 and early 2006 with Rio Tinto, these reductions were offset by increases in the specified amounts attributable 100 percent to PT Freeport Indonesia totaling 62 million recoverable pounds for copper and 170,000 recoverable ounces for gold in 2005, and 110 million recoverable pounds for copper and 102,000 recoverable ounces for gold in 2021.

Under the joint venture arrangements, Rio Tinto has a 40 percent interest in PT Freeport Indonesia’s Contract of Work and in Eastern Minerals’ Contract of Work. Rio Tinto also has the option to participate in 40 percent of any of Freeport-McMoRan’s other future exploration projects in Papua. Rio Tinto has elected to participate in 40 percent of Freeport-McMoRan’s interest and cost in the PT Nabire Bakti Mining exploration joint venture covering approximately 0.5 million acres contiguous to Block B and one of Eastern Minerals’ blocks.

Outlook

Annual sales totaled 1.2 billion pounds of copper and 1.7 million ounces of gold in 2006, compared with 1.5 billion pounds of copper and 2.8 million ounces of gold in 2005. At the Grasberg open-pit mine, the sequencing in mining areas with varying ore grades causes fluctuations in the timing of ore production, resulting in varying quarterly and annual sales of copper and gold. The 2006 sales volumes were impacted by lower ore grades compared to the higher-grade material mined in 2005.

During the fourth quarter of 2006, PT Freeport Indonesia completed an analysis of its longer-range mine plans to assess the optimal design of the Grasberg open pit and the timing of development of the Grasberg underground block cave ore body. The analysis incorporated the latest geological and geotechnical studies, costs and other economic factors in developing the optimal timing for transitioning from the open pit to underground. The revised long-range plan includes changes to the expected final Grasberg open-pit design, which will result in a section of high-grade ore previously expected to be mined in the open pit to be mined in the Grasberg underground block cave mine. Approximately 100 million metric tons of high-grade ore in the southwest corner (located in the “8 South” pushback) of the open pit, with aggregate recoverable metal approximating 4 billion pounds of copper and 5 million ounces of gold, is expected to be mined through PT Freeport Indonesia’s large scale block caving operations rather than from open-pit mining. The revised mine plan reflects a transition from the Grasberg open pit to the Grasberg underground block cave ore body currently estimated to occur in mid-2015.

The mine plan revisions alter the timing of metal production in the period of 2015 and beyond but do not have a significant effect on ultimate recoverable reserves. The success of PT Freeport Indonesia’s underground operations and the significant progress to establish underground infrastructure provides confidence in developing the high-grade, large-scale underground ore bodies in the Grasberg minerals district. PT Freeport Indonesia will continue to assess opportunities to optimize the long-range mine plans and net present values of the Grasberg minerals district.

Based on its current mine plan, PT Freeport Indonesia estimates its share of sales for 2007 will approximate 1.1 billion pounds of copper and 1.8 million ounces of gold. Average annual sales volumes over the five-year period from 2007 through 2011 are expected to approximate 1.24 billion pounds of copper and 1.8 million ounces of gold. The achievement of PT Freeport Indonesia’s sales estimates will be dependent, among other factors, on the achievement of targeted mining rates, the successful operation of PT Freeport Indonesia production facilities, the impact of weather conditions at the end of fiscal periods on concentrate loading activities and other factors.

Sales volumes may vary from these estimates depending on the areas being mined within the Grasberg open pit. Quarterly sales volumes are expected to vary significantly. Based on current estimates of average annual sales volumes over the next five years and copper prices of approximately $2.50 per pound and gold prices of approximately $600 per ounce, the impact on our annual cash flow for each $0.10 per pound change in copper prices would approximate

$62 million, including the effects of price changes on related royalty costs, and for each $25 per ounce change in gold prices would approximate $23 million.

Copper and gold markets

As shown in the graphs below, world metal prices for copper have fluctuated during the period from 1992 through January 2007 with the London Metal Exchange (LME) spot copper price varying from a low of approximately $0.60 per pound in 2001 to a record high of approximately $4.00 per pound on May 12, 2006. World gold prices have fluctuated during the period from 1998 through January 2007 from a low of approximately $250 per ounce in 1999 to a high of approximately $725 per ounce on May 12, 2006. Current copper and gold prices reflect significantly higher levels of direct investment by commodity investors. This can be expected to result in higher levels of volatility in copper and gold prices and in the share prices of Freeport-McMoRan and other commodity producers. Copper and gold prices are affected by numerous factors beyond our control. See “Risk factors — Risks related to the combined company — Declines in the market prices of copper, gold and molybdenum could adversely affect the combined company’s earnings and cash flows, and therefore its ability to repay its debt.”

Historical LME spot copper price
through January 31, 2007

*	Excludes Shanghai stocks, producer, consumer and merchant stocks.

The graph above presents LME spot copper prices and reported stocks of copper at the LME and New York Commodity Exchange (COMEX) through January 31, 2007. Since 2003 and through 2005, global demand exceeded supply, evidenced by the decline in exchange warehouse inventories. LME and COMEX inventories have risen from the 2005 lows in recent months and combined stocks of approximately 214,000 metric tons at December 29, 2006, represent less than one week of global consumption. Prices ranged from $2.06 per pound to a record high of approximately $4.00 per pound in 2006. Disruptions associated with strikes, unrest and other operational issues resulted in low levels of inventory throughout 2006. However, in December 2006 and early 2007, prices declined on concerns about reduced demand, especially in the United States, and rising inventories. The LME spot price closed at $2.56 per pound on January 31, 2007. Future copper prices are expected to continue to be influenced by demand from China, economic performance in the U.S. and other industrialized countries, the timing of the development of new supplies of copper, production levels of mines and copper smelters and the level of direct participation by investors. Freeport-McMoRan considers the current underlying supply and demand conditions in the global copper markets to be positive.

London gold prices
Through January 31, 2007

After reaching new 25-year highs above $700 per ounce in the second quarter of 2006, prices declined in the second half of 2006. Gold prices averaged $604 per ounce in 2006, with prices ranging from $521 per ounce to approximately $725 per ounce. Gold prices continued to be supported by increased investment demand for gold, ongoing geopolitical tensions, a weak U.S. dollar, inflationary pressures, falling production from older mines, limited development of new mines and actions by gold producers to reduce hedge positions. The London gold price closed at approximately $651 per ounce on January 31, 2007.

Critical accounting estimates

Management’s discussion and analysis of Freeport-McMoRan’s financial condition and results of operations are based on its consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these statements requires that Freeport-McMoRan make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Freeport-McMoRan bases these estimates on historical experience and on assumptions that it considers reasonable under the circumstances; however, reported results could differ from those based on the current estimates under different assumptions or conditions. Management has reviewed the following discussion of its development and selection of critical accounting estimates with the Audit Committee of the Board of Directors.

Mineral reserves and depreciation and amortization.  Freeport-McMoRan depreciates its life-of-mine mining and milling assets using the unit-of-production method based on estimates of proven and probable recoverable copper reserves. Freeport-McMoRan has other assets that it depreciates on a straight-line basis over their estimated useful lives. Freeport-McMoRan’s estimates of proven and probable recoverable copper reserves and of the useful lives of its straight-line assets impact Freeport-McMoRan’s depreciation and amortization expense. These estimates affect the operating results of both its “mining and exploration” and “smelting and refining” segments.

The accounting estimates related to depreciation and amortization are critical accounting estimates because (1) the determination of copper reserves involves uncertainties with respect to the ultimate geology of reserves and the assumptions used in determining the economic feasibility of mining those reserves, including estimated copper and gold prices and costs of conducting future mining activities, and (2) changes in estimated proven and probable recoverable copper reserves and useful asset lives can have a material impact on net income. Freeport-McMoRan performs annual assessments of its existing assets, including a review of asset costs and depreciable lives, in connection with the review of mine operating and development plans. When Freeport-McMoRan determines that assigned asset lives do not reflect the expected remaining period of benefit, it makes prospective changes to those depreciable lives.

There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond Freeport-McMoRan’s control. Ore reserves estimates are based upon engineering evaluations of samplings of drill holes, tunnels and other underground workings. Freeport-McMoRan’s estimates of proven and probable recoverable reserves are prepared by its employees and reviewed and verified by independent experts in mining, geology and reserve determination. As of December 31, 2006, aggregate proven and probable recoverable copper reserves totaled 54.8 billion pounds and PT Freeport Indonesia’s estimated share totaled 38.8 billion pounds. These estimates involve assumptions regarding future copper and gold prices, the geology of Freeport-McMoRan’s mines, the mining methods Freeport-McMoRan uses, and the related costs it incurs to develop and mine its reserves. Changes in these assumptions could result in material adjustments to Freeport-McMoRan reserve estimates, which could result in changes to depreciation and amortization expense in future periods, with corresponding adjustments to net income. If aggregate estimated copper reserves were 10 percent higher or lower at December 31, 2006, and based on current sales projections for 2007, Freeport-McMoRan estimates that its annual depreciation expense for 2007 would change by approximately $12 million, changing net income by approximately $6 million.

Freeport-McMoRan reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Changes to estimates of proven and probable recoverable copper and gold reserves could have an impact on Freeport-McMoRan’s assessment of asset impairment. However, Freeport-McMoRan believes it is unlikely that revisions to estimates of proven and probable recoverable copper and gold reserves would give rise to an impairment of its assets because of the significant size of reserves in relation to asset carrying values.

Reclamation and closure costs.  Freeport-McMoRan’s mining operations involve activities that have a significant effect on the surrounding area. Freeport-McMoRan’s reclamation and closure costs primarily involve reclamation and revegetation of a large area in the lowlands of Papua where mill tailings are deposited, reclamation of overburden stockpiles and decommissioning of operating assets.

Effective January 1, 2003, Freeport-McMoRan adopted Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that

Freeport-McMoRan record the fair value of its estimated asset retirement obligations in the period incurred. Freeport-McMoRan measures fair value as the present value of multiple cash flow scenarios that reflect a range of possible outcomes after considering inflation and then applying a market risk premium. The accounting estimates related to reclamation and closure costs are critical accounting estimates because (1) Freeport-McMoRan will not incur most of these costs for a number of years, requiring it to make estimates over a long period; (2) reclamation and closure laws and regulations could change in the future or circumstances affecting its operations could change, either of which could result in significant changes to current plans; (3) calculating the fair value of asset retirement obligations in accordance with SFAS No. 143 requires management to assign probabilities to projected cash flows, to make long-term assumptions about inflation rates, to determine our credit-adjusted, risk-free interest rates and to determine market risk premiums that are appropriate for its operations; and (4) given the magnitude of estimated reclamation and closure costs, changes in any or all of these estimates could have a material impact on net income.

In 2002, Freeport-McMoRan engaged an independent environmental consulting and auditing firm to assist in estimating PT Freeport Indonesia’s aggregate asset retirement obligations, and worked with other consultants in estimating Atlantic Copper’s asset retirement obligations. Freeport-McMoRan estimated these obligations using an expected cash flow approach, in which multiple cash flow scenarios were used to reflect a range of possible outcomes. To calculate the fair value of these obligations, Freeport-McMoRan applied an estimated long-term inflation rate of 2.5 percent, except for Indonesian rupiah-denominated labor costs with respect to PT Freeport Indonesia’s obligations, for which an estimated inflation rate of 9.0 percent was applied. The projected cash flows were discounted at Freeport-McMoRan’s estimated credit-adjusted, risk-free interest rates, which ranged from 9.4 percent to 12.6 percent for the corresponding time periods over which these costs would be incurred. The inflation rates and discount rates Freeport-McMoRan used to calculate the fair value of PT Freeport Indonesia’s asset retirement obligation are critical factors in the calculation of future value and discounted present value costs. An increase of one percent in the inflation rates used results in an approximate 17 percent increase in the discounted present value costs. A decrease of one percent in the discount rates used has a similar effect resulting in an approximate 16 percent increase in the discounted present value costs. After discounting the projected cash flows, a market risk premium of 10 percent was applied to the total to reflect what a third party might require to assume these asset retirement obligations. The market risk premium was based on market-based estimates of rates that a third party would have to pay to insure its exposure to possible future increases in the value of these obligations.

At least annually, PT Freeport Indonesia reviews its estimates for (1) changes in the projected timing of certain reclamation costs, (2) changes in cost estimates, and (3) additional asset retirement obligations incurred during the period. Freeport-McMoRan estimated PT Freeport Indonesia’s aggregate asset retirement obligations to be approximately $157 million at

December 31, 2006, and $156 million at December 31, 2005. An analysis of PT Freeport Indonesia’s asset retirement obligation calculated under SFAS No. 143 follows:

(Dollars in millions)	2006	2005	2004

Asset retirement obligation at beginning of year	$26.5	$22.0	$25.7
Accretion expense	3.1	2.7	2.8
Revisions for changes in estimates	–	–	(6.5)
Liabilities incurred	0.4	1.8	–

Asset retirement obligation at end of year	$30.0	$26.5	$22.0

Consolidated results of operations

Consolidated revenues include PT Freeport Indonesia’s sale of copper concentrates, which also contain significant quantities of gold and silver, and the sale by Atlantic Copper of copper anodes, copper cathodes and gold in anodes and slimes. Consolidated revenues and net income vary significantly with fluctuations in the market prices of copper and gold, sales volumes and other factors. Consolidated revenues of $5.8 billion for 2006 were higher than consolidated revenues of $4.2 billion for 2005, reflecting substantially higher copper and gold prices in 2006, partly offset by lower PT Freeport Indonesia sales volumes. PT Freeport Indonesia mined lower grade ore and reported lower production and sales in 2006, compared with 2005. Consolidated revenues in 2005 were significantly higher compared with 2004 revenues of $2.4 billion, reflecting substantially higher copper and gold sales volumes and prices in 2005. The 2004 results were adversely affected by lower ore grades and reduced mill throughput as PT Freeport Indonesia completed efforts to restore safe access to the higher-grade ore areas in its Grasberg open-pit mine following the fourth-quarter 2003 slippage and debris flow events (see “—Mining and exploration operations—PT Freeport Indonesia operating results”). In addition, Atlantic Copper’s scheduled major maintenance turnaround adversely affected its 2004 revenues (see “—Smelting and refining operations—Atlantic Copper operating results”).

Consolidated production and delivery costs were higher in 2006 at $2.5 billion compared with $1.6 billion for 2005 and $1.5 billion for 2004. The increases in 2006 and 2005 were primarily because of higher costs of concentrate purchases at Atlantic Copper caused by rising metals prices and partly because of higher production costs at PT Freeport Indonesia primarily resulting from higher energy and other input costs. The adoption of Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (EITF 04-6) also impacted 2006 costs. See “—New accounting standards.” Consolidated depreciation and amortization expense was $227.6 million in 2006, $251.5 million in 2005 and $206.4 million in 2004. Depreciation and amortization expense decreased in 2006 compared with 2005, primarily because of lower copper sales volumes at PT Freeport Indonesia during 2006. Depreciation and amortization expense was higher in 2005 than in 2004, primarily because of higher copper sales volumes at PT Freeport Indonesia during 2005. Certain of PT Freeport Indonesia’s assets are depreciated using the unit-of-production method and depreciation and amortization expense varies with the level of copper sales volumes.

Exploration expenses increased to $12.3 million in 2006 compared with $8.8 million in 2005 and $8.7 million in 2004. Freeport-McMoRan’s exploration program for 2006 focused on testing extensions of the Deep Grasberg and Kucing Liar mine complex and other targets in Block A (see “—Mining and exploration operations—exploration and reserves”). All approved exploration costs in the joint venture areas with Rio Tinto are shared 60 percent by Freeport-McMoRan and 40 percent by Rio Tinto. The FCX/Rio Tinto joint ventures’ 2007 exploration budgets total approximately $31 million (approximately $25 million for Freeport-McMoRan’s share).

Consolidated general and administrative expenses increased to $157.1 million in 2006 from $103.9 million in 2005, primarily reflecting higher incentive compensation costs associated with stronger financial performance and pursuant to established plans and legal fees. Incentive compensation costs were higher primarily because of programs based on financial results and stock-based compensation following adoption of SFAS No. 123 (revised 2004), “Share-Based Payment” or “SFAS No. 123R” on January 1, 2006 (see “— New accounting standards.”) Freeport-McMoRan’s parent company charges PT Freeport Indonesia for the in-the-money value of exercised employee stock options. These charges are eliminated in consolidation; however, PT Freeport Indonesia shares a portion of these charges with Rio Tinto and Rio Tinto’s reimbursements reduce its consolidated general and administrative expenses. General and administrative expenses are net of Rio Tinto’s share of the cost of employee stock option exercises, which decreased general and administrative expenses by $6.5 million in 2006 and $9.2 million in 2005. In accordance with the joint venture agreement, Rio Tinto’s percentage share of PT Freeport Indonesia’s general and administrative expenses varies with metal sales volumes and prices and totaled 7 percent in 2006 compared with approximately 16 percent in 2005. Estimated general and administrative expenses for 2007 are expected to be slightly lower than the 2006 level.

General and administrative expenses increased to $103.9 million in 2005 from $89.9 million in 2004, primarily reflecting higher incentive compensation costs associated with stronger financial performance and pursuant to established plans under which certain compensation plans are based on annual operating cash flow results, which were significantly higher in 2005 compared with 2004. General and administrative expenses in 2005 also include $3.4 million in administrative costs incurred following Hurricane Katrina and for contributions to hurricane-relief efforts. As a percentage of revenues, general and administrative expenses were 2.7 percent in 2006, 2.5 percent in 2005 and 3.8 percent in 2004.

PT Freeport Indonesia maintains property damage and business interruption insurance related to its operations. In December 2004, PT Freeport Indonesia entered into an insurance settlement agreement and settled all claims that arose from the fourth-quarter 2003 slippage and debris flow events in the Grasberg open-pit mine. PT Freeport Indonesia’s insurers agreed to pay an aggregate of $125.0 million in connection with its claims. After considering the joint venture partner’s interest in the proceeds, PT Freeport Indonesia’s share of proceeds totaled $95.0 million. As a result of the settlement, Freeport-McMoRan recorded in its consolidated statements of income an $87.0 million gain on insurance settlement for the business interruption recovery and an $8.0 million gain to production costs for the property loss recovery for a net gain of $48.8 million ($0.26 per share), after taxes and minority interest sharing, in 2004.

Total consolidated interest cost (before capitalization) was $86.4 million in 2006, $135.8 million in 2005 and $151.0 million in 2004. Interest costs decreased from 2004 through 2006 primarily because Freeport-McMoRan reduced average debt levels during the three-year period with significant reductions in 2005 and 2006. Over the past three years, Freeport-McMoRan completed a number of transactions that resulted in total debt reductions, including redemptions of mandatorily redeemable preferred stock, of $1.5 billion. Capitalized interest totaled $10.8 million in 2006, $4.1 million in 2005 and $2.9 million in 2004. The higher capitalized interest level in 2006 reflects ongoing development projects at the Deep Ore Zone (DOZ) underground mine and the Common Infrastructure project (see “—Mining and exploration operations”).

Net losses on early extinguishment and conversion of debt totaled $32.0 million ($30.3 million to net income or $0.14 per share) in 2006, $52.2 million ($40.2 million to net income or $0.18 per share in 2005) and $14.0 million ($7.4 million to net income or $0.04 per share) in 2004. See “—Capital resources and liquidity—Financing activities” for further discussion.

Atlantic Copper recorded gains on sales of assets totaling $29.7 million ($29.7 million to net income or $0.13 per share) in 2006 for the disposition of land and certain royalty rights. Other gains on sales of assets in 2006 totaled $0.9 million. Gains on sales of assets totaled $6.6 million ($4.9 million to net income or $0.02 per share) in 2005 from the sale of land in Arizona held by a joint venture in which Freeport-McMoRan owns a 50 percent interest. The joint venture previously was engaged in a copper mining research project. Gains on sales of assets totaled $28.8 million in 2004 as a result of two transactions. The first transaction was the sale to a real estate developer of a parcel of land in Arizona owned by the joint venture mentioned above resulting in a gain of $21.3 million ($20.4 million to net income or $0.11 per share). In the second transaction, Atlantic Copper completed a sale of its wire rod and wire assets for $18.3 million cash and recorded a gain of $7.5 million ($7.5 million to net income or $0.04 per share).

Other income includes interest income of $30.6 million in 2006, $16.8 million in 2005 and $5.9 million in 2004. Interest income has risen because of higher cash balances and higher interest rates. Other income also includes the impact of translating into U.S. dollars Atlantic Copper’s net euro-denominated liabilities, primarily its retiree pension obligations. Changes in the U.S. dollar/euro exchange rate require Freeport-McMoRan to adjust the dollar value of its net euro-denominated liabilities and record the adjustment in earnings. Exchange rate effects on net income from euro-denominated liabilities were gains (losses) of $(2.3) million in 2006, $5.8 million in 2005 and $(1.6) million in 2004. The gains reflect a stronger U.S. dollar in relation to the euro and the losses reflect a stronger euro in relation to the U.S. dollar in the respective periods (see “—Disclosures about market risks”).

PT Freeport Indonesia’s Contract of Work provides for a 35 percent corporate income tax rate. PT Indocopper Investama pays a 30 percent corporate income tax on dividends it receives from its 9.36 percent ownership in PT Freeport Indonesia. In addition, the tax treaty between Indonesia and the U.S. provides for a withholding tax rate of 10 percent on dividends and interest that PT Freeport Indonesia and PT Indocopper Investama pay to their parent company. Prior to 2005, Freeport-McMoRan also incurred a U.S. alternative minimum tax at an effective rate of two percent based primarily on consolidated income, net of smelting and refining results. As a result of the enactment of the American Jobs Creation Act of 2004, the 90 percent limitation on the use of foreign tax credits to offset the U.S. federal alternative minimum tax liability was repealed effective January 1, 2005. The removal of this limitation significantly reduced U.S. federal taxes beginning in 2005. The U.S. federal alternative minimum tax liability totaled $8.2 million in 2004. Freeport-McMoRan currently records no income taxes at Atlantic Copper, which is subject to taxation in Spain, because it is not expected to generate taxable income in the foreseeable future and has substantial tax loss carryforwards for which Freeport-McMoRan has provided no net financial statement benefit. Freeport-McMoRan receives no consolidated tax benefit from these losses because they cannot be used to offset PT Freeport Indonesia’s profits in Indonesia, but can be utilized to offset Atlantic Copper’s future profits.

Parent company costs consist primarily of interest, depreciation and amortization, and general and administrative expenses. Freeport-McMoRan receives minimal, if any, tax benefit from these costs, including interest expense, primarily because the parent company normally generates no taxable income from U.S. sources. As a result, the provision for income taxes as a percentage of consolidated income before income taxes and minority interests will vary as PT Freeport Indonesia’s income changes, absent changes in Atlantic Copper and parent company costs. The provision for income taxes as a percentage of consolidated income before income taxes and minority interests totaled 43 percent for 2006, 45 percent for 2005 and 58 percent for 2004. Summaries of the approximate significant components of the calculation of consolidated provision for income taxes are shown below.

	Years ended December 31,
(Dollars in thousands, except percentages)	2006	2005	2004

Mining and exploration segment operating income(a)	$2,797,963	$2,312,771	$832,112
Mining and exploration segment interest expense, net	(19,833)	(22,386)	(22,209)
Intercompany operating profit recognized (deferred)	32,426	(144,986)	(24,683)

Income before taxes	2,810,556	2,145,399	785,220
Indonesian corporate income tax rate (35%) plus U.S. alternative minimum tax rate (2%) for 2004	35%	35%	37%

Corporate income taxes	983,695	750,890	290,531
Approximate PT Freeport Indonesia net income	1,826,861	1,394,509	494,689
Withholding tax on Freeport-McMoRan’s equity share	9.064%	9.064%	9.064%

Withholding taxes	165,587	126,398	44,839
PT Indocopper Investama corporate income tax	47,797	36,544	3,005
Other, net	4,096	1,236	(7,695)

Freeport-McMoRan consolidated provision for income taxes	$1,201,175	$915,068	$330,680

Freeport-McMoRan consolidated effective tax rate	43%	45%	58%

(a)	Excludes charges for the in-the-money value of Freeport-McMoRan stock option exercises, which are eliminated in consolidation, totaling $88.3 million in 2006, $64.5 million in 2005 and $87.3 million in 2004.

Freeport-McMoRan has two operating segments: “mining and exploration” and “smelting and refining.” The mining and exploration segment consists of Indonesian activities including PT Freeport Indonesia’s copper and gold mining operations, Puncakjaya Power’s power generating operations (after eliminations with PT Freeport Indonesia) and Indonesian exploration activities, including those of Eastern Minerals. The smelting and refining segment includes Atlantic Copper’s operations in Spain and PT Freeport Indonesia’s equity investment in PT Smelting. Summary comparative operating income (loss) data by segment follow:

	Years ended December 31,
(Dollars in millions)	2006	2005	2004

Mining and exploration(a)	$2,709.7	$2,248.3	$744.8
Smelting and refining	74.5	34.8	(83.5)
Intercompany eliminations and other(a)(b)	84.5	(105.8)	42.3

Freeport-McMoRan’s operating income	$2,868.7	$2,177.3	$703.6

(a)	Includes charges to the mining and exploration segment for the in-the-money value of stock option exercises, which are eliminated in consolidation, totaling $88.3 million in 2006, $64.5 million in 2005 and $87.3 million in 2004.

(b)	Freeport-McMoRan defers recognizing profits on PT Freeport Indonesia’s sales to Atlantic Copper and on 25 percent of PT Freeport Indonesia’s sales to PT Smelting until their sales of final products to third parties. Changes in the amount of these deferred profits increased (decreased) operating income by $32.4 million in 2006, $(145.0) million in 2005 and $(24.7) million in 2004. Consolidated earnings can fluctuate materially depending on the timing and prices of these sales. At December 31, 2006, deferred profits to be recognized in future periods’ operating income totaled $190.1 million, $100.8 million to net income, after taxes and minority interest sharing.

Mining and exploration operations

A summary of changes in PT Freeport Indonesia revenues follows:

(Dollars in millions)	2006	2005

PT Freeport Indonesia revenues—prior year	$3,568.0	$1,746.6
Price realizations:
Copper	1,530.6	706.4
Gold	191.4	122.6
Sales volumes:
Copper	(473.0)	636.4
Gold	(481.0)	555.5
Adjustments, primarily for copper pricing on prior year open sales	194.7	(1.4)
Treatment charges, royalties and other	(135.9)	(198.1)

PT Freeport Indonesia revenues—current year	$4,394.8	$3,568.0

PT Freeport Indonesia operating results—2006 compared with 2005

Realized copper prices in 2006 improved by 69 percent to an average of $3.13 per pound from $1.85 per pound in 2005. Realized gold prices in 2006 averaged $566.51 per ounce, including a reduction of $39.85 per ounce for revenue adjustments associated with the first-quarter 2006 redemption of the Gold-Denominated Preferred Stock, Series II, compared to $456.27 in 2005. Copper and gold sales totaled 1.2 billion pounds of copper and 1.7 million ounces of gold in 2006, compared with sales of 1.5 billion pounds of copper and 2.8 million ounces of gold in 2005.

Mill throughput, which varies depending on ore types being processed, averaged 229,400 metric tons of ore per day in 2006, compared with 216,200 metric tons of ore per day in 2005. Operations were temporarily suspended for an approximate four-day period in February 2006 when illegal miners (“gold panners”) blocked a road leading to PT Freeport Indonesia’s mill. While this situation was resolved peacefully by Indonesian government authorities, PT Freeport Indonesia continues to work with the government to resolve the legal and security concerns presented by the increased presence of gold panners in its area of operations. Mill rates will vary during 2007 depending on ore types mined and are expected to average in excess of 210,000 metric tons of ore per day for the year. Approximate average daily throughput processed at the mill facilities from each of PT Freeport Indonesia’s producing mines follows:

Years ended December 31,
(Metric tons of ore per day)	2006	2005

Grasberg open pit	184,200	174,200
DOZ underground mine	45,200	42,000

Total	229,400	216,200

In 2006, copper ore grades averaged 0.85 percent and recovery rates averaged 86.1 percent, compared with 1.13 percent and 89.2 percent in 2005. Gold ore grades averaged 0.85 grams per metric ton (g/t) and recovery rates averaged 80.9 percent in 2006, compared with 1.65 g/t and 83.1 percent in 2005. The 2006 ore grades and recoveries for copper and gold reflect the mining of lower grade material compared with the extraordinarily high grades mined in 2005. Average annual copper and gold ore grades for 2007 are projected to approximate the 2006 ore grades, with higher grades projected in the first half of 2007 than in the second half because of mine sequencing. Approximately 63 percent of copper sales and approximately 81 percent of gold sales in 2007 are projected to occur in the first half of the year.

Production from the DOZ underground mine averaged 45,200 metric tons of ore per day in 2006, representing 20 percent of mill throughput. DOZ continues to perform above design capacity of 35,000 metric tons of ore per day. PT Freeport Indonesia is expanding the capacity of the DOZ underground operation to a sustained rate of 50,000 metric tons of ore per day with the installation of a second crusher and additional ventilation, expected to be completed in mid-2007. PT Freeport Indonesia’s 60 percent share of capital expenditures for the DOZ expansion totaled approximately $17 million in 2006 (cumulative $34 million through December 31, 2006) and is expected to approximate $2 million in 2007. PT Freeport Indonesia anticipates a further expansion of the DOZ mine to 80,000 metric tons of ore per day, with budgeted capital of approximately $11 million in 2007 for its 60 percent share. The success of the development of the DOZ mine, one of the world’s largest underground mines, provides confidence in the future development of PT Freeport Indonesia’s large-scale undeveloped ore bodies.

In 2004, PT Freeport Indonesia commenced its “Common Infrastructure” project, which will provide access to its large undeveloped underground ore bodies located in the Grasberg minerals district through a tunnel system located approximately 400 meters deeper than its existing underground tunnel system. In addition to providing access to these underground ore bodies, the tunnel system will enable PT Freeport Indonesia to conduct future exploration in prospective areas associated with currently identified ore bodies. The tunnel system has reached the Big Gossan terminal and PT Freeport Indonesia is proceeding with development of the lower Big Gossan infrastructure. PT Freeport Indonesia’s share of capital expenditures for its Common Infrastructure project totaled approximately $9 million in 2006 and projected 2007 capital expenditures approximate $8 million. The Common Infrastructure project is progressing according to plan. PT Freeport Indonesia has also advanced development of the Grasberg spur and as of December 31, 2006, has completed 67 percent of the tunneling required to reach the Grasberg underground ore body. PT Freeport Indonesia expects the Grasberg spur to reach the Grasberg underground ore body and to initiate multi-year mine development activities in the second half of 2007. Work on the Grasberg underground ore body continues with PT Freeport Indonesia’s share of capital expenditures totaling approximately $23 million in 2006 and projected 2007 capital expenditures approximate $70 million.

The Big Gossan underground mine is a high-grade deposit located near the existing milling complex. Remaining capital expenditures for the $260 million Big Gossan project to be incurred over the next few years total approximately $185 million ($175 million net to PT Freeport Indonesia, with approximately $90 million in 2007). PT Freeport Indonesia’s share of capital expenditures for Big Gossan totaled approximately $56 million in 2006. Production is expected to ramp up to full production of 7,000 metric tons per day by 2010 (average annual aggregate incremental production of 135 million pounds of copper and 65,000 ounces of gold, with PT Freeport Indonesia receiving 60 percent of these amounts). The Big Gossan mine is being developed as an open-stope mine with backfill consisting of mill tailings and cement, an established mining methodology expected to be higher-cost than the block-cave method used at the DOZ mine.

Treatment charges vary with the volume of metals sold and the price of copper, and royalties vary with the volume of metals sold and the prices of copper and gold. Market rates for treatment and refining charges began to increase significantly in late 2004. A large part of the increase relates to the price participation and price sharing components of concentrate sales agreements. Royalties totaled $126.0 million in 2006 compared with $103.7 million in 2005, reflecting higher metal prices partly offset by lower sales volumes.

PT Freeport Indonesia receives market prices for the copper, gold and silver contained in its concentrate. Under the long-established structure of concentrate sales agreements prevalent in the industry, copper is provisionally priced at the time of shipment and is subject to final pricing in a specified future period (generally one to three months from shipment) based on quoted LME prices. The sales subject to final pricing are generally settled in the subsequent quarter. Therefore, at the end of any quarterly period, there will be sales that remain subject to final pricing. Accounting rules require these sales be recorded based on the LME future prices at the end of the reporting period. To the extent final settlements are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues would be recorded when the pricing is finally settled. PT Freeport Indonesia’s 2006 revenues include net additions of $257.0 million for adjustments to provisional copper prices in concentrate sales contracts, compared with $238.3 million in 2005.

Gross profit per pound of copper/per ounce of gold and silver

	Year ended December 31, 2006

Pounds of copper sold (000s)	1,201,400	1,201,400
Ounces of gold sold			1,736,000
Ounces of silver sold				3,806,200

	By-product		Co-product method
	method		Copper		Gold		Silver

Revenues, after adjustments shown below	$3.13		$3.13		$566.51	(a)	$8.59	(b)

Site production and delivery, before net noncash and nonrecurring costs shown below	1.03		0.79		156.24		3.11
Gold and silver credits	(0.93)		–		–		–
Treatment charges	0.40	(c)	0.31	(d)	60.41	(d)	1.20	(d)
Royalty on metals	0.10		0.08		15.94		0.32

Unit net cash costs(e)	0.60		1.18		232.59		4.63
Depreciation and amortization	0.15		0.12		23.25		0.46
Noncash and nonrecurring costs, net	0.04		0.03		5.60		0.11

Total unit costs	0.79		1.33		261.44		5.20
Revenue adjustments, primarily for pricing on prior period open sales	0.10	(f)	0.17		11.53		0.22
PT Smelting intercompany profit elimination	–		–		(0.37)		(0.01)

Gross profit per pound/ounce	$2.44		$1.97		$316.23		$3.60

(a)	Amount was $606.36 before a loss resulting from redemption of the Gold-Denominated Preferred Stock, Series II.

(b)	Amount was $11.92 before a loss resulting from redemption of the Silver-Denominated Preferred Stock.

(c)	Includes $12.4 million or $0.01 per pound for adjustments to 2005 concentrate sales subject to final pricing to reflect the impact on treatment charges resulting from the increase in copper prices since December 31, 2005.

(d)	Includes $9.6 million or $0.01 per pound for copper, $2.7 million or $1.57 per ounce for gold and $0.1 million or $0.03 per ounce for silver for adjustments to 2005 concentrate sales subject to final pricing to reflect the impact on treatment charges resulting from the increase in copper prices since December 31, 2005.

(e)	For a reconciliation of unit net cash costs to production and delivery costs applicable to sales reported in Freeport-McMoRan’s consolidated financial statements refer to “—Product revenues and production costs.”

(f)	Includes a $69.0 million or $0.06 per pound loss on the redemption of the Gold-Denominated Preferred Stock, Series II and a $13.3 million or $0.01 per pound loss on the redemption of the Silver-Denominated Preferred Stock.

Gross profit per pound of copper/per ounce of gold and silver

Year ended December 31, 2005

Pounds of copper sold (000s)	1,456,500	1,456,500
Ounces of gold sold			2,790,200
Ounces of silver sold				4,734,600

	By-product		Co-product method
	method		Copper		Gold	Silver

Revenues, after adjustments shown below	$1.85		$1.85		$456.27	$6.36	(a)

Site production and delivery, before net noncash and nonrecurring costs shown below	0.65	(b)	0.44	(c)	107.71 (c)	1.76	(c)
Gold and silver credits	(0.89)		–		–	–
Treatment charges	0.24		0.16		39.75	0.65
Royalty on metals	0.07		0.05		11.77	0.19

Unit net cash costs(d)	0.07		0.65		159.23	2.60
Depreciation and amortization	0.14		0.10		23.79	0.39
Noncash and nonrecurring costs, net	–		–		0.52	0.01

Total unit costs	0.21		0.75		183.54	3.00
Revenue adjustments, primarily for pricing on prior period open sales	0.01	(e)	0.02		(1.14)	0.02
PT Smelting intercompany profit elimination	(0.01)		(0.01)		(2.67)	(0.04)

Gross profit per pound/ounce	$1.64		$1.11		$268.92	$3.34

(a)	Amount was $7.38 before a loss resulting from redemption of the Silver-Denominated Preferred Stock.

(b)	Net of deferred mining costs totaling $64.9 million or $0.05 per pound. Following adoption of EITF 04-6 on January 1, 2006 (see “—New accounting standards”), stripping costs are no longer deferred.

(c)	Net of deferred mining costs totaling $43.8 million or $0.03 per pound for copper, $20.6 million or $7.37 per ounce for gold and $0.6 million or $0.12 per ounce for silver (see Note (b) above).

(d)	See Note (e) in previous table above.

(e)	Includes a $5.0 million or less than $0.01 per pound loss on the redemption of the Silver-Denominated Preferred Stock.

Freeport-McMoRan presents gross profit per pound of copper using both a “by-product” method and a “co-product” method. Freeport-McMoRan uses the by-product method in the presentation of gross profit per pound of copper because (1) the majority of revenues are copper revenues, (2) PT Freeport Indonesia produces and sells one product, concentrates, which contains copper, gold and silver, (3) it is not possible to specifically assign costs to revenues from the copper, gold and silver produced in concentrates, (4) it is the method used to compare mining operations in certain industry publications and (5) it is the method used by Freeport-McMoRan’s management and Board of Directors to monitor operations. In the co-product method presentation, costs are allocated to the different products based on their relative revenue values, which will vary to the extent metals sales volumes and realized prices change.

Because of the fixed nature of a large portion of PT Freeport Indonesia’s costs, unit costs vary significantly from period to period depending on volumes of copper and gold sold during the period. Higher unit site production and delivery costs in 2006, compared with 2005, primarily reflected lower sales volumes resulting from mine sequencing in the Grasberg open pit, higher input costs (including energy) and the impact of adopting EITF 04-6 (see Note (b) above and “—New accounting standards”). While lower volumes constitute the largest component of variance on a unit basis, PT Freeport Indonesia has experienced significant increases in production costs in recent years primarily as a result of higher energy costs and costs of other consumables, higher mining costs and milling rates, labor costs and other factors. Aggregate energy costs, which approximated 22 percent of PT Freeport Indonesia’s 2006 production costs, primarily include purchases of approximately 100 million gallons of diesel per year and approximately 650,000 metric tons of coal per year. Diesel prices have nearly tripled since the beginning of 2003 and coal costs are approximately 40 percent higher. The costs of other consumables, including steel and reagents, also have increased. Costs also have been affected by the stronger Australian dollar against the U.S. dollar (approximate 40 percent increase since the beginning of 2003), which comprised approximately 15 percent of PT Freeport Indonesia’s 2006 production costs. PT Freeport Indonesia is pursuing cost reduction initiatives to mitigate the impacts of these increases.

Unit treatment charges vary with the price of copper, and unit royalty costs vary with prices of copper and gold. In addition, market rates for treatment charges have increased significantly since 2004 and will vary based on PT Freeport Indonesia’s customer mix. The copper royalty rate payable by PT Freeport Indonesia under its Contract of Work varies from 1.5 percent of copper net revenue at a copper price of $0.90 or less per pound to 3.5 percent at a copper price of $1.10 or more per pound. The Contract of Work royalty rate for gold and silver sales is 1.0 percent.

In connection with the fourth concentrator mill expansion completed in 1998, PT Freeport Indonesia agreed to pay the Government of Indonesia additional royalties (royalties not required by the Contract of Work) to provide further support to the local governments and the people of the Indonesian province of Papua. The additional royalties are paid on production exceeding specified annual amounts of copper, gold and silver expected to be generated when PT Freeport Indonesia’s milling facilities operate above 200,000 metric tons of ore per day. PT Freeport Indonesia’s royalty rate on copper net revenues from production above the agreed levels is double the Contract of Work royalty rate, and the royalty rates on gold and silver sales from production above the agreed levels are triple the Contract of Work royalty rates.

Royalty costs totaled $126.0 million in 2006, compared with $103.7 million in 2005. Additional royalties, discussed above, totaled $0.1 million in 2006 and $18.1 million in 2005. If copper prices average $2.50 per pound and gold prices average $600 per ounce during 2007, Freeport-McMoRan would expect royalty costs to total approximately $93 million ($0.09 per pound of copper) in 2007. These estimates assume 2007 sales volumes of 1.1 billion pounds of copper and 1.8 million ounces of gold.

As a result of the lower copper production and sales volumes in 2006, PT Freeport Indonesia’s unit depreciation rate increased compared with 2005. Because certain assets are depreciated on a straight-line basis, the unit rate will vary with the level of copper production and sales. In addition, the changes to the long-range mine plan discussed above that impact Grasberg open-pit reserves will impact unit rates. As a result, for 2007, PT Freeport Indonesia expects its depreciation rate to average $0.18 per pound compared with $0.15 per pound for 2006.

PT Freeport Indonesia has a labor agreement covering its hourly paid Indonesian employees, the key provisions of which are renegotiated biannually. In June 2005, PT Freeport Indonesia and its workers agreed to terms for a new labor agreement that expires in September 2007. PT Freeport Indonesia’s relations with the workers’ union have generally been satisfactory.

Unit net cash costs: By-product method. Unit net cash costs per pound of copper calculated using a by-product method is a measure intended to provide investors with information about the cash generating capacity of mining operations expressed on a basis relating to PT Freeport Indonesia’s primary metal product, copper. PT Freeport Indonesia uses this measure for the same purpose and for monitoring operating performance by its mining operations. This information differs from measures of performance determined in accordance with generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance determined in accordance with generally accepted accounting principles. This measure is presented by other copper and gold mining companies, although PT Freeport Indonesia’s measures may not be comparable to similarly titled measures reported by other companies.

Unit site production and delivery costs averaged $1.03 per pound of copper in 2006, $0.38 per pound higher than the $0.65 reported in 2005. Unit site production and delivery costs in 2006 were adversely affected by lower volumes, higher input costs (including energy) and adoption of EITF 04-6 (see “—New accounting standards”). For 2005, unit costs benefited from the deferral of stripping costs totaling $0.05 per pound.

Gold and silver credits averaged $0.93 per pound in 2006, compared with $0.89 per pound in 2005. The increase for 2006 primarily reflects lower copper sales volumes and higher average realized gold prices, compared with 2005. Treatment charges increased to $0.40 per pound in 2006 from $0.24 per pound in 2005 primarily because of higher market rates and higher copper prices, including the effects of price participation under concentrate sales agreements. Royalties of $0.10 per pound in 2006 were higher than the $0.07 per pound in 2005 because of higher copper and gold prices.

Assuming 2007 average copper prices of $2.50 per pound and average gold prices of $600 per ounce and achievement of current 2007 sales estimates, PT Freeport Indonesia estimates that its annual 2007 unit net cash costs, including gold and silver credits, would approximate $0.63 per pound. Estimated unit net cash costs for 2007 are projected to be slightly higher than the 2006 average, primarily because of lower 2007 copper sales volumes partially offset by lower treatment charges and higher gold credits. Because the majority of PT Freeport Indonesia’s costs are fixed, unit costs vary with the volumes sold.

Unit net cash costs: Co-product method. Using the co-product method, unit site production and delivery costs in 2006 averaged $0.79 per pound of copper, compared with $0.44 in 2005. For gold, unit site production and delivery costs in 2006 averaged $156 per ounce, compared with $108 in 2005. As discussed above, unit site production and delivery costs in 2006 were primarily impacted by lower volumes, higher input costs (including energy) and the adoption of EITF 04-6. Treatment charges per pound and per ounce were higher in 2006 primarily because of higher market rates and copper prices. Royalties per pound and per ounce were also higher in 2006 because of higher copper and gold prices compared with 2005.

PT Freeport Indonesia operating results—2005 compared with 2004

PT Freeport Indonesia achieved significantly higher production and sales in 2005, reflecting higher ore grades and milling rates than in 2004. Copper sales volumes totaled 1.5 billion pounds in 2005, approximately 50 percent higher than the 1.0 billion pounds reported in 2004. Copper price realizations of $1.85 per pound in 2005 were $0.48 per pound higher than the 2004 realizations of $1.37 per pound. Gold sales volumes totaled a record 2.8 million ounces in 2005, 93 percent higher than the 1.4 million ounces reported in 2004. Gold price realizations of $456.27 per ounce in 2005 were nearly $44 an ounce higher than 2004 realizations of $412.32 per ounce.

Market rates for treatment and refining charges began to increase significantly in late 2004, and PT Freeport Indonesia’s average 2005 rate exceeded its average 2004 rate. Royalties totaled

$103.7 million in 2005 and $43.5 million in 2004, reflecting higher sales volumes and metal prices.

Mill throughput averaged 216,200 metric tons of ore in 2005, compared with 185,100 metric tons of ore in 2004. Following the fourth-quarter 2003 Grasberg open-pit slippage and debris flow events, PT Freeport Indonesia accelerated the removal of overburden and mined low-grade ore prior to restoring safe access to higher-grade ore areas in the second quarter of 2004 and resuming normal milling rates in June 2004. As a result, mill throughput was lower in 2004. Approximate average daily throughput processed at the mill facilities from each of PT Freeport Indonesia’s producing mines follows:

Years ended December 31,
(Metric tons of ore per day)	2005	2004

Grasberg open pit	174,200	141,500
Deep Ore Zone	42,000	43,600

Total	216,200	185,100

Production from the DOZ underground mine averaged 42,000 metric tons of ore per day in 2005, representing 19 percent of mill throughput. Copper ore grades averaged 1.13 percent in 2005, compared with 0.87 percent in 2004, and copper recovery rates were 89.2 percent, compared with 88.6 percent for 2004. In 2005, gold ore grades averaged 1.65 g/t, compared with 0.88 g/t in 2004, and gold recovery rates averaged 83.1 percent in 2005, compared with 81.8 percent in 2004. The 2005 grades reflect the return to normal mining operations at Grasberg, including accessing higher-grade material in accordance with PT Freeport Indonesia’s mine plan.

Gross profit per pound of copper/per ounce of gold and silver

Year ended December 31, 2004

Pounds of copper sold (000s)	991,600	991,600
Ounces of gold sold			1,443,000
Ounces of silver sold				3,257,800

	By-product		Co-product method
	method		Copper		Gold	Silver

Revenues, after adjustments shown below	$1.37		$1.37		$412.32	$6.10	(a)

Site production and delivery, before net noncash and nonrecurring credits shown below	0.77	(b)	0.53	(c)	159.17 (c)	2.56	(c)
Gold and silver credits	(0.62)		–		–	–
Treatment charges	0.20		0.14		42.12	0.68
Royalty on metals	0.05		0.03		9.06	0.15

Unit net cash costs(d)	0.40		0.70		210.35	3.39
Depreciation and amortization	0.17		0.12		35.03	0.56
Noncash and nonrecurring credits, net	–		–		(0.85)	(0.01)

Total unit costs	0.57		0.82		244.53	3.94
Revenue adjustments, primarily for pricing on prior period open sales	0.02	(e)	0.02		0.15	0.10

PT Smelting intercompany profit elimination	(0.01)		(0.01)		(2.87)	(0.05)

Gross profit per pound/ounce	$0.81		$0.56		$165.07	$2.21

(a)	Amount was $6.54 before a loss resulting from redemption of the Silver-Denominated Preferred Stock.

(b)	Net of deferred mining costs totaling $77.8 million or $0.08 per pound.

(c)	Net of deferred mining costs totaling $53.6 million or $0.05 per pound for copper, $23.4 million or $16.20 per ounce for gold and $0.8 million or $0.26 per ounce for silver.

(d)	For a reconciliation of unit net cash costs to production and delivery costs applicable to sales reported in Freeport-McMoRan’s consolidated financial statements refer to “—Product revenues and production costs.”

(e)	Includes a $1.4 million or less than $0.01 per pound loss on the redemption of the Silver-Denominated Preferred Stock.

Unit net cash costs: By-product method. Unit site production and delivery costs in 2005 averaged $0.65 per pound of copper, $0.12 per pound lower than the $0.77 reported in 2004. Unit site production and delivery costs in 2005 benefited from higher copper sales volumes resulting from higher ore grades, but were adversely affected by higher energy costs and costs of other consumables, higher mining costs and milling rates, labor costs and other factors.

Gold and silver credits increased to $0.89 per pound in 2005, compared with $0.62 per pound in 2004, reflecting higher gold sales volumes and average realized prices in 2005. Treatment charges increased to $0.24 per pound in 2005 from $0.20 per pound in 2004 primarily because of higher copper prices and higher treatment rates. Royalties of $0.07 per pound in 2005 were higher than the royalties of $0.05 per pound in 2004 primarily because of higher copper and gold prices and sales volumes.

Unit net cash costs: Co-product method. Using the co-product method, unit site production and delivery costs in 2005 averaged $0.44 per pound of copper, compared with $0.53 in 2004. For gold, unit site production and delivery costs in 2005 averaged $108 per ounce, compared with $159 in 2004. As discussed above, unit site production and delivery costs in 2005 benefited from higher sales volumes resulting from higher ore grades, but were adversely affected by higher energy costs and costs of other consumables, higher mining costs and milling rates, labor costs and other factors. Treatment charges per pound of copper were higher in 2005 primarily because of higher rates and copper prices, while treatment charges per ounce of gold were slightly lower in 2005 primarily because of the method of allocating these costs. Royalties per pound and per ounce were higher in 2005 because of higher sales volumes and realized prices compared with 2004.

PT Freeport Indonesia sales outlook

PT Freeport Indonesia sells its copper concentrates primarily under long-term sales agreements denominated in U.S. dollars, mostly to companies in Asia and Europe and to international trading companies. PT Freeport Indonesia expects its share of sales to approximate 1.1 billion pounds of copper and 1.8 million ounces of gold for 2007 and to average 1.24 billion pounds of copper and 1.8 million ounces of gold annually over the next five years (2007—2011). At the Grasberg mine, the sequencing in mining areas with varying ore grades causes fluctuations in the timing of ore production, resulting in varying quarterly and annual copper and gold sales.

PT Freeport Indonesia has long-term contracts to provide approximately 60 percent of Atlantic Copper’s copper concentrate requirements at market prices and nearly all of PT Smelting’s copper concentrate requirements. Under the PT Smelting contract, for the first 15 years of PT Smelting’s operations beginning December 1998, the treatment and refining charges on the majority of the concentrate PT Freeport Indonesia provides will not fall below specified minimum rates, subject to renegotiation in 2008. The rate was $0.23 per pound during the period from the commencement of PT Smelting’s operations in 1998 until April 2004, when it declined to a minimum of $0.21 per pound. PT Smelting’s rates for 2007 are expected to exceed the minimum $0.21 per pound (see “—Smelting and refining”). Current rates are higher than the minimum rate.

Exploration and reserves

During 2006, PT Freeport Indonesia added 41.8 million metric tons of ore averaging 0.66 percent copper and 0.70 g/t gold associated with positive drilling results at the Mill Level Zone and Deep Mill Level Zone deposits, a 387-million-metric-ton complex with average grades of 1.02 percent copper and 0.81 g/t gold. PT Freeport Indonesia’s reserve estimates also reflect revisions resulting from changes to its long-range mine plans.

Net of Rio Tinto’s share, PT Freeport Indonesia’s share of proven and probable recoverable reserves as of December 31, 2006, was 38.8 billion pounds of copper, 41.1 million ounces of gold and 128.0 million ounces of silver. Freeport-McMoRan’s equity interest in proven and probable recoverable reserves as of December 31, 2006, was 35.2 billion pounds of copper, 37.2 million ounces of gold and 116.0 million ounces of silver. Estimated recoverable reserves were assessed using a copper price of $1.00 per pound and a gold price of $400 per ounce. If Freeport-McMoRan adjusted metal prices used in its reserve estimates to the approximate average London spot prices for the past three years ($2.01 per pound of copper and $486 per ounce of gold), the additions to proven and probable reserves would not be material to reported reserves.

Freeport-McMoRan’s aggregate exploration budget for 2007, including Rio Tinto’s share, is expected to total approximately $31 million (approximately $25 million for Freeport-McMoRan’s share). PT Freeport Indonesia’s exploration efforts in 2007 within Block A of its Contract of Work will continue to test extensions of the Deep Grasberg and Kucing Liar mine complex. Engineering studies are under way to incorporate positive drilling results from 2006 activities at Deep Grasberg and Kucing Liar. PT Freeport Indonesia also expects to test the open-pit potential of the Wanagon gold prospect and the Ertsberg open-pit resource, and will begin testing for extensions of the Deep Mill Level Zone deposit and other targets in the space between the Ertsberg and Grasberg mineral systems from the new Common Infrastructure tunnels located at the 2,500 meter level.

During 2007, Freeport-McMoRan plans to resume exploration activities, which had been suspended in recent years, in certain prospective areas outside Block A. The Indonesian government previously approved suspensions of field exploration activities outside of PT Freeport Indonesia’s current mining operations area, which have been in suspension in recent years because of safety and security issues and regulatory uncertainty relating to a possible conflict between mining and exploration rights in certain forest areas and an Indonesian Forestry law enacted in 1999 prohibiting open-pit mining in forest preservation areas. The current suspensions were granted for one-year periods ending February 26, 2007, for Block B and March 30, 2007, for PT Nabire Bakti Mining. Recent Indonesian legislation permits open-pit mining in PT Freeport Indonesia’s Block B area, subject to certain requirements. Following an assessment of these requirements and a review of security issues, Freeport-McMoRan plans to resume exploration activities in certain prospective Contract of Work areas outside of Block A in 2007.

Smelting and refining operations

Freeport-McMoRan’s investment in smelters serves an important role in its concentrate marketing strategy. PT Freeport Indonesia generally sells under long-term contracts approximately one-half of its concentrate production to its affiliated smelters, Atlantic Copper and PT Smelting, and the remainder to other customers. Treatment charges for smelting and refining copper concentrates represent a cost to PT Freeport Indonesia and income to Atlantic Copper and PT Smelting. Through downstream integration, Freeport-McMoRan is assured placement of a significant portion of its concentrate production. Low smelter treatment and refining charges prior to 2005 adversely affected the operating results of Atlantic Copper and benefited the operating results of PT Freeport Indonesia’s mining operations. Smelting and refining charges consist of a base rate and, in certain contracts, price participation based on copper prices. Market rates for treatment and refining charges have increased significantly since late 2004 as worldwide smelter availability was insufficient to accommodate increased mine production and because of higher copper prices. However, more recently, market rates have declined. Higher treatment and refining charges benefit smelter operations and adversely affect mining operations. Taking into account taxes and minority ownership interests, an equivalent change in PT Freeport Indonesia’s and Atlantic Copper’s smelting and refining charge rates essentially offsets in Freeport-McMoRan’s consolidated operating results.

Atlantic Copper operating results

	Years ended December 31,
(Dollars in millions, except unit cost per pound)	2006	2005	2004

Gross profit (loss)	$90.0	$45.6	$(69.4)
Add depreciation and amortization expense	33.3	29.0	28.6
Other	(0.1)	3.7	16.4	(a)

Cash margin (deficit)	$123.2	$78.3	$(24.4	)(b)

Operating income (loss) (in millions)	$74.5	$34.8	$(83.5)
Concentrate and scrap treated (metric tons)	953,700	975,400	768,100
Anodes production (000s of pounds)	581,300	626,600	494,400
Treatment rates per pound	$0.33	$0.23	$0.16
Cathodes sales (000s of pounds)	529,200	548,600	479,200	(c)
Cathode cash unit cost per pound(d)	$0.20	$0.17	$0.25
Gold sales in anodes and slimes (ounces)	666,500	542,800	316,700

(a)	Includes a $9.8 million charge for Atlantic Copper’s workforce reduction plan.

(b)	Includes costs related to Atlantic Copper’s 51-day major maintenance turnaround totaling $27.5 million.

(c)	Includes sales of wire rod and wire. In December 2004, Atlantic Copper completed a sale of its wire rod and wire assets.

(d)	For a reconciliation of cathode cash unit cost per pound to production costs applicable to sales reported in FreeportMcMoRan’s consolidated financial statements refer to “—Product revenues and production costs” below.

Atlantic Copper operating results—2006 compared with 2005

Atlantic Copper’s operating cash margin was $123.2 million in 2006, compared with $78.3 million in 2005. Atlantic Copper reported operating income of $74.5 million in 2006, compared with $34.8 million in 2005. The positive results in 2006 primarily reflect higher treatment charges, partially offset by higher unit costs. The next maintenance activity at Atlantic Copper is a 23-day maintenance turnaround currently scheduled for the second quarter of 2007, which is expected to adversely affect costs and volumes resulting in an approximate $25 million impact on 2007 operating results. Major maintenance turnarounds typically occur approximately every nine years for Atlantic Copper, with significantly shorter term maintenance turnarounds occurring in the interim.

Atlantic Copper treated 953,700 metric tons of concentrate and scrap in 2006, compared with 975,400 metric tons in 2005. Cathode production totaled 518.9 million pounds and sales totaled 529.2 million pounds during 2006, compared with cathode production of 545.3 million pounds and sales of 548.6 million pounds during 2005. Cathode production and sales volumes were lower in 2006 primarily because of lower refinery output.

Atlantic Copper’s treatment charges (including price participation), which reflect charges paid by PT Freeport Indonesia and third parties to Atlantic Copper to smelt and refine concentrates, averaged $0.33 per pound in 2006 and $0.23 per pound in 2005. The increase in treatment charges in 2006 reflects higher market rates and price participation under the terms of Atlantic Copper’s concentrate purchase and sales agreements. Treatment charge rates have increased significantly since late 2004 with increased mine production and higher copper prices. However, more recently, treatment charge rates have declined. Assuming copper prices of $2.50 per pound for 2007, Atlantic Copper expects these rates to average approximately $0.26 per pound in 2007. Atlantic Copper’s cathode cash unit cost per pound of copper averaged $0.20 in 2006 and $0.17 in 2005. Higher unit costs in 2006 primarily reflect the impact of lower volumes and higher operating costs.

Freeport-McMoRan defers recognizing profits on PT Freeport Indonesia’s sales to Atlantic Copper and on 25 percent of PT Freeport Indonesia’s sales to PT Smelting until the final sales to third parties occur. Changes in these net deferrals resulted in an addition to our operating income totaling $32.4 million ($17.1 million to net income or $0.08 per share) in 2006, compared with a reduction of $145.0 million ($77.8 million to net income or $0.35 per share) in 2005. At December 31, 2006, Freeport-McMoRan’s net deferred profits on PT Freeport Indonesia concentrate inventories at Atlantic Copper and PT Smelting to be recognized in future periods’ net income after taxes and minority interest sharing totaled $100.8 million. Based on copper prices of $2.50 per pound and gold prices of $600 per ounce for 2007 and current shipping schedules, Freeport-McMoRan estimates that the net change in deferred profits on intercompany sales will result in a decrease to net income of approximately $60 million in the first quarter of 2007. The actual change in deferred intercompany profits may differ substantially from this estimate because of changes in the timing of shipments to affiliated smelters and metal prices.

As of December 31, 2006, Freeport-McMoRan’s net investment in Atlantic Copper totaled approximately $170 million, Freeport-McMoRan had a $189.5 million loan outstanding to Atlantic Copper and Atlantic Copper’s debt to third parties under nonrecourse financing arrangements totaled $5.6 million.

Atlantic Copper operating results—2005 compared with 2004

Atlantic Copper’s operating cash margin was $78.3 million in 2005, compared with a deficit of $24.4 million in 2004. The deficit in 2004 was primarily attributable to Atlantic Copper’s scheduled major maintenance turnaround, which began in March 2004 and was completed in May 2004. Atlantic Copper reported operating income of $34.8 million in 2005, compared with operating losses of $83.5 million in 2004. The positive results in 2005 primarily reflect higher treatment charge rates, realized benefits from a cost reduction and operational enhancement effort and copper market pricing conditions, partially offset by higher energy costs, compared with 2004, which included the major maintenance turnaround referenced above and a $12.0 million charge for workforce reductions. The maintenance turnaround adversely affected costs and volumes resulting in impacts of approximately $40 million, including an approximate $12 million impact from lower volumes, on 2004 operating results and net income.

Atlantic Copper treated 975,400 metric tons of concentrate and scrap in 2005, compared with 768,100 metric tons in 2004. Cathode production totaled 545.3 million pounds and sales totaled 548.6 million pounds during 2005, compared with cathode production of 454.7 million pounds and sales of 479.2 million pounds during 2004. Atlantic Copper’s cathode cash unit cost per pound of copper averaged $0.17 in 2005 and $0.25 in 2004. Unit costs in 2004 were adversely affected by lower production and higher costs from the maintenance turnaround. Atlantic Copper’s treatment charges averaged $0.23 per pound in 2005 and $0.16 per pound in 2004. Excess smelter capacity, combined with limited copper concentrate availability, resulted in historically low long-term treatment and refining rates for several years prior to 2005.

During 2004, Atlantic Copper undertook a cost reduction and operational enhancement plan designed to reduce unit costs, including a reduction in workforce, and enhance operational and administrative efficiencies. In addition, in December 2004, Atlantic Copper completed a sale of its wire rod and wire assets for $18.3 million cash, resulting in a $7.5 million gain. The sale has enabled Atlantic Copper to simplify its business and management structure and reduce working capital requirements.

PT Smelting operating results

	Years ended December 31,
(Dollars in millions)	2006	2005	2004

PT Freeport Indonesia sales to PT Smelting	$1,202.2	$1,008.5	$696.0
Equity in PT Smelting earnings	6.5	9.3	2.0
PT Freeport Indonesia operating profits deferred	3.0	23.6	13.8

PT Smelting operating results—2006 compared with 2005

PT Freeport Indonesia accounts for its 25 percent interest in PT Smelting using the equity method and provides PT Smelting with substantially all of its concentrate requirements. PT Smelting treated 737,500 metric tons of concentrate in 2006 and 908,900 metric tons in 2005. During 2006, PT Smelting completed an expansion of its production capacity from 250,000 metric tons of copper per year to 275,000 metric tons of copper per year. PT Smelting produced 479.7 million pounds of cathodes and sold 483.7 million pounds of cathodes in 2006, compared with production of 579.7 million pounds and sales of 580.9 million pounds in 2005. The lower volumes in 2006 primarily reflect a 22-day maintenance turnaround in the second quarter and PT Smelting’s temporary suspension of operations beginning in October 2006 and ending in mid-December 2006 following an equipment failure at the oxygen plant supplying the smelter. Major maintenance turnarounds typically occur approximately every four years for PT Smelting, with significantly shorter term maintenance turnarounds in the interim. The next major maintenance turnaround is scheduled for 2008.

PT Smelting’s cathode cash unit costs averaged $0.20 per pound in 2006, compared with $0.13 per pound in 2005, primarily reflecting the impacts of the maintenance turnaround, the temporary suspension of operations discussed above and higher energy costs in 2006 (see “—Product revenues and production costs”).

In late 2005 and early 2006, PT Smelting entered into hedging contracts to fix a portion of its revenues through 2007. Freeport-McMoRan’s share of the unrealized losses on these contracts totaled $4.4 million, after taxes and minority interest sharing, as of December 31, 2006, and is recorded in accumulated other comprehensive income in stockholders’ equity.

PT Smelting operating results—2005 compared with 2004

PT Smelting treated 908,900 metric tons of concentrate in 2005 and 758,100 metric tons in 2004. Higher concentrate tonnage from PT Freeport Indonesia in 2005 resulted in higher production, compared with 2004 when PT Freeport Indonesia’s production was much lower. PT Smelting produced 579.7 million pounds of cathodes and sold 580.9 million pounds of cathodes in 2005, compared with production of 464.0 million pounds and sales of 462.9 million pounds in 2004. PT Smelting’s cathode cash unit costs averaged $0.13 per pound in 2005 and $0.12 per pound in 2004, reflecting higher energy costs in 2005 partly offset by higher volumes (see “—Product revenues and production costs”). The 2004 production volumes and unit costs were impacted by PT Smelting’s 31-day maintenance turnaround in the second quarter of 2004.

Capital resources and liquidity

Freeport-McMoRan’s operating cash flows vary with prices realized for copper and gold sales, its production levels, production costs, cash payments for income taxes and interest, other working capital changes and other factors. Over the last two years, Freeport-McMoRan has generated cash flows significantly greater than its capital expenditures and debt maturities. Common stock dividends totaled $915.8 million in 2006, including four supplemental dividends totaling $677.7 million ($3.50 per share). Freeport-McMoRan’s current regular annual common stock dividend, which is declared by the Board, is $1.25 per share, paid at a quarterly rate of $0.3125 per share.

Freeport-McMoRan purchased 2.0 million shares of its common stock for $99.8 million ($49.94 per share average) during the second quarter of 2006 and has purchased a total of 7.8 million shares for $279.5 million ($36.05 per share average) under the Board authorized 20-million share open market purchase program. As of January 31, 2007, 12.2 million shares remain available under the Board authorized 20-million share open market purchase program.

Freeport-McMoRan’s financial policy has been to reduce debt and return cash to shareholders through dividends and share purchases. The proposed acquisition of Phelps Dodge will require that Freeport-McMoRan incur significant debt to consummate the transactions and to refinance existing debt. The combined company, on a pro forma basis, will have approximately $10.0 billion of debt under its new senior credit facilities and $6.0 billion in aggregate principal amount of notes offered hereby. In addition, approximately $1.6 billion of existing debt of the combined company will remain outstanding following the transactions. The combined company is also expected to have a new $1.5 billion senior secured revolving credit facility with at least $1.0 billion of availability.

This debt could limit the combined company’s financial and operating flexibility, including by requiring the combined company to dedicate a substantial portion of its cash flows from operations and the proceeds of equity issuances to the repayment of its debt and making the combined company more vulnerable to economic downturns.

Additionally, the combined company’s ability to satisfy financial tests or utilize third-party guarantees for financial assurance with respect to reclamation obligations may be adversely impacted as a result of the increase in debt. We have considered this contingency in our financing plans for the transaction.

Upon consummation of the transactions, we must comply with various covenants contained in our new credit agreements and indentures. These covenants will, among other things, limit our ability to:

•	incur additional debt, guarantees or liens or enter into sale/leaseback transactions;

•	make payments in respect of, or redeem or acquire, debt or equity issued by us, including the payment of dividends on common stock;

•	sell assets or enter into mergers or acquisitions;

•	make loans or investments; or

•	enter into certain hedging transactions.

In addition, the combined company will be subject to other financial covenants. In the event we elect to terminate the transaction, we would be obligated to pay Phelps Dodge a termination fee of $375.0 million. Should Phelps Dodge elect to terminate the acquisition, they would be obligated to pay Freeport-McMoRan a termination fee of $750.0 million.

The information contained in the discussion of Freeport-McMoRan’s capital resources and liquidity does not reflect the impact of its acquisition of Phelps Dodge.

Operating activities

Freeport-McMoRan generated operating cash flows totaling $1.9 billion, net of $113.9 million that it used for working capital, during 2006, compared with approximately $1.6 billion, including $178.8 million from working capital sources, during 2005. The increase in operating cash flows for 2006 primarily reflected higher net income resulting from higher copper and gold prices.

Freeport-McMoRan’s operating cash flows totaled approximately $1.6 billion in 2005, compared with $341.4 million, including $85.9 million received as a settlement from insurance coverage related to the fourth-quarter 2003 slippage and debris flow events and $130.7 million used for working capital, in 2004. The significant improvement in 2005 compared with 2004 primarily reflects significantly higher production and sales and higher copper and gold prices and a decrease in working capital requirements. For 2004, significant uses of cash from operating activities included increases in deferred mining costs, accounts receivable and inventories.

Operating activities are expected to generate positive cash flows for the foreseeable future based on anticipated operating results and metal prices. Using estimated sales volumes for 2007 and assuming prices of $2.50 per pound of copper and $600 per ounce of gold, Freeport-McMoRan would generate operating cash flows in excess of $1.3 billion in 2007.

Investing activities

Total capital expenditures of $250.5 million in 2006 were higher than the $143.0 million in 2005, reflecting an increase in expenditures for long-term development projects. Freeport-McMoRan’s capital expenditures for 2006 included approximately $56 million for Big Gossan, $17 million for the DOZ expansion, $23 million for the Grasberg underground ore body and $9 million for the Common Infrastructure project. Capital expenditures in 2005 included approximately $16 million for the DOZ expansion and $19 million for the Common Infrastructure project. The largest individual capital expenditures of the total $141.0 million for 2004 primarily related to long-term development projects, including approximately $37 million for development of the DOZ mine. Capital expenditures, including approximately $200 million for long-term projects, are estimated to total $400 million for 2007 and average $275 million per year over the next five years.

Cash flows from the sale of assets totaled $33.6 million during 2006, primarily from Atlantic Copper’s disposition of land and certain royalty rights. In 2005, Freeport-McMoRan sold a parcel of land in Arizona held by a joint venture in which Freeport-McMoRan owns a 50 percent interest and its share of net cash proceeds from the sale totaled $6.6 million. In 2004, this same joint venture completed the sale to a real estate developer of a parcel of land in Arizona where the joint venture previously was engaged in a copper mining research project. Freeport-McMoRan’s share of net cash proceeds from the sale totaled $21.6 million. Also in 2004, Atlantic Copper completed a sale of its wire rod and wire assets and received $18.3 million cash. Through December 31, 2006, Freeport-McMoRan had paid $4.6 million for costs related to its proposed acquisition of Phelps Dodge.

PT Freeport Indonesia’s share of insurance settlement proceeds related to its 2003 open-pit slippage claim, which represented a recovery of property losses, totaled $2.0 million in 2005 and $6.3 million in 2004.

In 2001, Freeport-McMoRan sold $603.8 million of 8 1/4% Convertible Senior Notes due 2006. The terms of the notes required that Freeport-McMoRan use $139.8 million of the proceeds to purchase a portfolio of U.S. government securities to secure and pay for the first six semiannual interest payments. Freeport-McMoRan sold $6.7 million of these restricted investments in 2004 to pay interest. Conversions of these notes to equity allowed Freeport-McMoRan to sell $15.1 million of our restricted investments during 2004 (see below). In the first quarter of 2004, Atlantic Copper repaid its working capital revolving credit facility that was secured by certain copper concentrate inventory, resulting in the release of $11.0 million of previously restricted cash.

Financing activities

As of December 31, 2006, Freeport-McMoRan had total unrestricted cash and cash equivalents of $907.5 million and total outstanding debt of $680.1 million. Total debt was reduced by a net $575.8 million during 2006, including from the following transactions:

•	$286.1 million for the completion of a tender offer to induce conversion of 7% Convertible Senior Notes due 2011 into 9.3 million shares of Freeport-McMoRan common stock;

•	$167.4 million for the mandatory redemption of Gold-Denominated Preferred Stock, Series II for $236.4 million;

•	$12.5 million for the final mandatory redemption of Silver-Denominated Preferred Stock for $25.8 million;

•	$30.5 million for privately negotiated transactions to induce conversion of 7% Convertible Senior Notes due 2011 into 1.0 million shares of Freeport-McMoRan common stock; and

•	$11.5 million for the purchase in an open market transaction of 10 1/8% Senior Notes due 2010 for $12.4 million.

In connection with these transactions, Freeport-McMoRan recorded charges of $114.3 million ($73.9 million to net income, net of related reduction of interest expense, or $0.33 per share) in 2006. The portion of these charges related to the mandatory redemptions of our gold- and silver-denominated preferred stock are recorded in revenues in accordance with Freeport-McMoRan’s accounting policy for these instruments and totaled $82.2 million in 2006.

Following the debt repayments and redemptions during 2006, Freeport-McMoRan has $19.1 million in debt maturities for 2007 and $46.1 million for the three-year period of 2007 through 2009. Freeport-McMoRan has the option to call its 10 1/8% Senior Notes due 2010 (outstanding principal amount of $272.4 million) beginning February 2007.

In July 2006, Freeport-McMoRan and PT Freeport Indonesia entered into an amended credit agreement for a $465 million revolving credit facility to refinance its previous $195 million facility that was scheduled to mature in September 2006. The new facility, which can be expanded to up to $500 million with additional lender commitments, matures in 2009 and no amounts are outstanding under the facility.

During 2005, debt was reduced by $696.0 million, primarily reflecting the following transactions:

•	prepayment of $187.0 million of Puncakjaya Power’s bank debt;

•	purchases in open market transactions of

•	$216.1 million of 10 1/8% Senior Notes due 2010 for $239.4 million;

•	$11.1 million of 7.50% Senior Notes due 2006 for $11.5 million; and

•	$4.4 million of 7.20% Senior Notes due 2026 for $4.1 million;

•	privately negotiated transactions to induce conversion of $251.3 million of 7% Convertible Senior Notes due 2011 into 8.1 million shares of common stock; and

•	the partial mandatory redemption of $12.5 million of Silver-Denominated Preferred Stock for $17.5 million.

Freeport-McMoRan recorded charges of $57.2 million ($42.9 million to net income, net of related reduction of interest expense, or $0.19 per share) in 2005 in connection with these transactions. The portion of these charges related to the partial mandatory redemption of the Silver-Denominated Preferred Stock totaled $5.0 million and is recorded in revenues.

In 2004, the partial mandatory redemption of the Silver-Denominated Preferred Stock totaled $13.9 million. The charge of $1.4 million ($0.7 million to net income or less than $0.01 per share) related to this redemption is recorded in revenues.

In 2003, the Board of Directors approved a new open market share purchase program for up to 20 million shares, which replaced the previous program. Through February 12, 2007, Freeport-McMoRan had acquired 2.0 million shares in 2006 for $99.8 million ($49.94 per share average), 2.4 million shares in 2005 for $80.2 million ($33.83 per share average) and 3.4 million shares in 2004 for $99.5 million ($29.39 per share average) and 12.2 million shares remain available. The timing of future purchases of common stock is dependent on many factors including the price of the common shares, cash flows and financial position, copper and gold prices and general economic and market conditions.

In February 2003, the Board of Directors authorized the initiation of an annual cash dividend on Freeport-McMoRan’s common stock of $0.36 per share, increased the dividend in October 2003 to an annual rate of $0.80 per share and increased the dividend again in October 2004 to an annual rate of $1.00 per share. In November 2005, the Board of Directors increased the annual common stock dividend to its current amount of $1.25 per share, which is payable quarterly ($0.3125 per share).

Since December 2004, Freeport-McMoRan has paid eight supplemental dividends totaling $994.8 million ($5.25 per share). In 2006, common stock dividends totaled $915.8 million ($4.75 per share), including four supplemental dividends totaling $677.7 million ($3.50 per share). Common stock dividends totaled $452.5 million in 2005 ($2.50 per share), including $272.3 million ($1.50 per share) for three $0.50 per share supplemental dividends. In 2004, common stock dividends totaled $198.8 million ($1.10 per share), including $44.7 million for a $0.25 per share supplemental dividend.

The declaration and payment of dividends is at the discretion of the Board of Directors. The amount of the current quarterly cash dividend ($0.3125 per share) on Freeport-McMoRan’s common stock and the possible payment of additional future supplemental cash dividends will depend on Freeport-McMoRan’s financial results, cash requirements, future prospects, the outcome of the proposed acquisition of Phelps Dodge and other factors deemed relevant by the Board of Directors.

Cash dividends on preferred stock ($60.5 million in 2006, $60.5 million in 2005 and $35.5 million in 2004) represent dividends on the 5 1/2% Convertible Perpetual Preferred Stock which Freeport-McMoran sold in March 2004 (see below). Cash dividends to minority interests represent dividends paid to the minority interest owners of PT Freeport Indonesia and Puncakjaya Power.

Pursuant to the restricted payment covenants in the 10 1/8% Senior Notes and 6 7/8% Senior Notes, the amount available for dividend payments, purchases of common stock and other restricted payments as of December 31, 2006, was approximately $750 million.

In January 2004, Freeport-McMoRan completed a tender offer and privately negotiated transactions for a portion of the remaining 8 1/4% Convertible Senior Notes due 2006 resulting in the early conversion of $226.1 million of notes into 15.8 million shares of common stock. Freeport-McMoRan recorded a $10.9 million charge to losses on early extinguishment and conversion of debt in connection with these conversions. The $10.9 million charge included $6.4 million of previously accrued interest costs, resulting in an equivalent reduction in interest expense. In June 2004, Freeport-McMoRan called for redemption on July 31, 2004, all of the remaining $66.5 million of 8 1/4% Convertible Senior Notes. During July 2004, all remaining notes were converted into 4.7 million shares of Freeport-McMoRan common stock. As of July 31, 2004, all of the 8 1/4% Convertible Senior Notes, which totaled $603.8 million at issuance in 2001, had been converted into 42.2 million shares of Freeport-McMoRan common stock.

In February 2004, Freeport-McMoRan sold $350 million of 6 7/8% Senior Notes due 2014 for net proceeds of $344.4 million. Freeport-McMoRan used a portion of the proceeds to repay $162.4 million of Atlantic Copper borrowings and to refinance other 2004 debt maturities. Atlantic Copper recorded a $3.7 million charge to losses on early extinguishment of debt to accelerate amortization of deferred financing costs. Interest on the 2014 notes is payable semiannually on February 1 and August 1. Freeport-McMoRan may redeem some or all of the 2014 notes at its option at a make-whole redemption price prior to February 1, 2009, and afterwards at stated redemption prices. The indenture governing the existing notes contains certain restrictions, including restrictions on incurring debt, creating liens, selling assets, entering into transactions with affiliates, paying cash dividends on common stock, repurchasing or redeeming common or preferred equity, prepaying subordinated debt and making investments. During 2004, Freeport-McMoRan purchased in the open market $9.7 million of these existing notes for $8.8 million, which resulted in a net gain of $0.8 million recorded as a reduction to losses on early extinguishment and conversion of debt.

In March 2004, Freeport-McMoRan sold 1.1 million shares of 5 1/2% Convertible Perpetual Preferred Stock for $1.1 billion for net proceeds of $1.067 billion. Each share of preferred stock was initially convertible into 18.8019 shares of Freeport-McMoRan common stock, equivalent to a conversion price of approximately $53.19 per common share. The conversion rate is adjustable upon the occurrence of certain events, including any quarter that the Freeport-McMoRan common stock dividend exceeds $0.20 per share. As a result of the quarterly and supplemental common stock dividends paid through February 2007, each share of preferred stock is now convertible into 21.1568 shares of Freeport-McMoRan common stock, equivalent to a conversion price of approximately $47.27 per common share. Beginning March 30, 2009, Freeport-McMoRan may redeem shares of the preferred stock by paying cash, common stock or any combination thereof for $1,000 per share plus unpaid dividends, but only if the Freeport-McMoRan common stock price has exceeded 130 percent of the conversion price for at least 20 trading days within a period of 30 consecutive trading days immediately preceding the notice of redemption. Freeport-McMoRan used a portion of the proceeds from the sale to purchase 23.9 million shares of common stock owned by Rio Tinto for $881.9 million (approximately $36.85 per share) and used the remainder for general corporate purposes. Rio Tinto no longer owns any equity interest in Freeport-McMoRan; however, it is still PT Freeport Indonesia’s joint venture partner.

Debt maturities. Below is a summary of Freeport-McMoRan’s total debt maturities based on loan balances as of December 31, 2006.

(Dollars in millions)	2007	2008	2009	2010	2011	Thereafter

Equipment loans and other	$13.5	$13.5	$13.5	$10.2	$3.8	$—
Atlantic Copper debt	5.6	—	—	—	—	—
10 1/8% Senior Notes due 2010	—	—	—	272.4	—	—
7% Convertible Senior Notes due 2011	—	—	—	—	7.1	—
6 7/8% Senior Notes due 2014	—	—	—	—	—	340.3
7.20% Senior Notes due 2026	—	—	—	—	—	0.2

Total debt maturities	$19.1	$13.5	$13.5	$282.6	$10.9	$340.5

Other contractual obligations

In addition to the debt maturities shown above, Freeport-McMoRan has other contractual obligations and commitments, which it expects to fund with projected operating cash flows, available credit facilities or future financing transactions, if necessary. These obligations and commitments include PT Freeport Indonesia’s commitments to provide one percent of its annual revenue for development of the local people in its area of operations through the Freeport Partnership Fund for Community Development and to contribute amounts to a cash fund designed to accumulate at least $100 million by the end of its Indonesian mining activities to pay for mine closure and reclamation. Atlantic Copper has a mostly unfunded contractual obligation denominated in euros to supplement amounts paid to certain retired employees. In August 2002, Atlantic Copper complied with Spanish legislation by agreeing to fund 7.2 million euros annually for 15 years to an approved insurance company for an estimated 72 million euro contractual obligation to the retired employees. Atlantic Copper had $69.4 million recorded as of December 31, 2006, for this obligation. Atlantic Copper has firm contractual commitments with third parties to purchase concentrates at market prices. Freeport-McMoRan has various noncancelable operating leases and open purchase orders at December 31, 2006. A summary of these various obligations follows:

			1 Year	Years	Years	More than 5
(Dollars in millions, except concentrates)	Total		or Less	2 - 3	4 - 5	years

PT Freeport Indonesia mine closure and reclamation fund	$20.1	(a)	$0.8	$1.4	$1.4	$16.5
Atlantic Copper contractual obligation to insurance company	$94.9		$9.5	$19.0	$19.0	$47.4
Atlantic Copper contracts to purchase concentrates at market prices (in thousand metric tons)	1,425		505	700	220	—
Aggregate operating leases, including Rio Tinto’s share(b)	$29.9		$8.9	$14.3	$6.4	$0.3
Open purchase orders at December 31, 2006	$216.5		$216.5	—	—	—

(a)	Funding plus accrued interest are projected to accumulate to $100.0 million by the end of PT Freeport Indonesia’s Indonesian mining activities.

(b)	Minimum payments under operating leases have not been reduced by aggregate minimum sublease rentals of $0.5 million due under noncancelable subleases.

Environmental matters

Freeport-McMoRan believes that it conducts its Indonesian operations pursuant to applicable permits and that it complies in all material respects with applicable Indonesian environmental laws, rules and regulations. Freeport-McMoRan has had four independent environmental audits conducted by internationally recognized environmental consulting and auditing firms. Audits were completed in 1996 by Dames & Moore; in 1999 by Montgomery Watson; in 2002 by SGS International Certification Services Indonesia, a member of the Société Générale de Surveillance group; and in 2005 by Montgomery Watson Harza. Montgomery Watson Harza concluded that PT Freeport Indonesia’s mining operations “are among the largest and most environmentally challenging and complex in the world” and that the company’s “environmental management practices continue to be based on (and in some cases represent) best management practices for the international copper and gold mining industry.” The audit also concluded, as have previous independent audits, that PT Freeport Indonesia’s tailings management program “remains the tailings management option best suited to the unique topographical and climatological conditions of the site, with a far lower level of environmental impact and risk” than those posed by alternatives. The Montgomery Watson Harza auditors also made a number of specific recommendations for improvements in PT Freeport Indonesia’s environmental management practices and these are being implemented.

In addition to these audits, PT Freeport Indonesia agreed to participate in the Government of Indonesia’s PROPER program in 2005. In March 2006, the Indonesian Ministry of Environment announced the preliminary results of its PROPER environmental management audit, acknowledging the effectiveness of PT Freeport Indonesia’s environmental management practices in some areas while making several suggestions for improvement in others. PT Freeport Indonesia is working with the Ministry of Environment to address the issues raised as it completes the audit process.

In connection with obtaining environmental approvals from the Indonesian government, PT Freeport Indonesia committed to performing a one-time environmental risk assessment on the impacts of its tailings management plan. PT Freeport Indonesia completed this extensive environmental risk assessment with more than 90 scientific studies conducted over four years and submitted it to the Indonesian government in December 2002. PT Freeport Indonesia developed the risk assessment study with input from an independent review panel, which included representatives from the Indonesian government, academia and non-governmental organizations. The risks that PT Freeport Indonesia identified during this process were in line with its impact projections of the tailings management program contained in its environmental approval documents.

Freeport-McMoRan will determine its ultimate reclamation and closure activities based on applicable laws and regulations and our assessment of appropriate remedial activities in the circumstances after consultation with governmental authorities, affected local residents and other affected parties. As of December 31, 2006, Freeport-McMoRan estimated aggregate reclamation and closure obligations to be approximately $157 million for PT Freeport Indonesia and $17 million for Atlantic Copper. Estimates of the ultimate reclamation and closure costs PT Freeport Indonesia will incur in the future involve complex issues requiring integrated assessments over a period of many years and are subject to revision over time, and actual costs may vary from our estimates. Some reclamation costs will be incurred during mining activities, while most closure costs and the remaining reclamation costs will be incurred at the end of the Grasberg open-pit mining operations and at the end of all mining activities, which are currently estimated to continue for more than 34 years.

In 1996, PT Freeport Indonesia began contributing to a cash fund ($8.5 million balance at December 31, 2006) designed to accumulate at least $100 million by the end of its Indonesian mining activities. PT Freeport Indonesia plans to use this fund, including accrued interest, to pay mine closure and reclamation costs. Any costs in excess of the $100 million fund would be funded by operational cash flow or other sources. Future changes in regulations could require PT Freeport Indonesia to incur additional costs, which would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.

The cost of complying with environmental laws is a fundamental cost of Freeport-McMoRan’s business. We incurred aggregate environmental capital expenditures and other environmental costs totaling $62.7 million in 2006, $44.0 million in 2005 and $65.1 million in 2004, including tailings management levee maintenance and mine reclamation. In 2007, Freeport-McMoRan expects to incur approximately $43 million of aggregate environmental capital expenditures and $55 million of other environmental costs. These environmental expenditures are part of Freeport-McMoRan’s overall 2007 operating budget.

Disclosures about market risks

Commodity price risk

Freeport-McMoRan’s consolidated revenues include PT Freeport Indonesia’s sale of copper concentrates, which also contain significant quantities of gold and silver, and Atlantic Copper’s sale of copper anodes, cathodes, wire rod, wire and gold in anodes and slimes. Atlantic Copper sold its wire rod and wire assets in December 2004. Freeport-McMoRan’s consolidated revenues and net income vary significantly with fluctuations in the market prices of copper and gold and other factors. A change of $0.10 in the average price per pound of copper sold by PT Freeport Indonesia would have an approximate $110 million impact on Freeport-McMoRan’s 2007 consolidated revenues and an approximate $55 million impact on Freeport-McMoRan’s 2007 consolidated net income, assuming 2007 PT Freeport Indonesia copper sales of approximately 1.1 billion pounds. A change of $25 in the average price per ounce of gold sold by PT Freeport Indonesia would have an approximate $45 million impact on Freeport-McMoRan’s 2007 consolidated revenues and an approximate $23 million impact on Freeport-McMoRan’s 2007 consolidated net income, assuming 2007 PT Freeport Indonesia gold sales of approximately 1.8 million ounces.

On limited past occasions, in response to market conditions, Freeport-McMoRan has entered into copper and gold price protection contracts for a portion of its expected future mine production to mitigate the risk of adverse price fluctuations. Freeport-McMoRan currently has no copper or gold price protection contracts relating to its mine production. Freeport-McMoRan had outstanding gold-denominated and silver-denominated preferred stock with dividends and redemption amounts determined by commodity prices. The Gold-Denominated Preferred Stock, Series II was redeemed in February 2006 and the final redemption of our Silver-Denominated Preferred Stock was in August 2006 (see “—Capital resources and liquidity—Financing activities”).

PT Freeport Indonesia receives market prices for the copper, gold and silver contained in its concentrate. Under the long-established structure of concentrate sales agreements prevalent in the industry, copper is provisionally priced at the time of shipment and is subject to final pricing in a specified future period (generally one to three months from shipment) based on quoted LME prices. The sales subject to final pricing are generally settled in the subsequent quarter. Therefore, at the end of any quarterly period, there will be sales that remain subject to final pricing. Accounting rules require these sales be recorded based on the LME future prices at the end of the reporting period. To the extent final settlements are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues would be recorded when the pricing is finally settled. PT Freeport Indonesia’s 2006 revenues include net additions of $257.0 million for adjustments to provisional copper prices in concentrate sales contracts, compared with $238.3 million in 2005. At December 31, 2006, Freeport-McMoRan had consolidated provisionally priced copper sales totaling 346.4 million pounds recorded at an average price of $2.87 per pound, subject to final pricing. Final prices on these sales will be established over the next several months pursuant to terms of sales contracts. Freeport-McMoRan estimates that a five-cent change in the average price used for these sales would have an approximate $17 million impact on 2007 consolidated revenues and an approximate $9 million impact on 2007 consolidated net income.

In 2006, Freeport-McMoRan redeemed its Gold-Denominated Preferred Stock, Series II and made the final mandatory redemption of its Silver-Denominated Preferred Stock. These issues of redeemable preferred stock had cash dividend and redemption requirements indexed to gold and silver prices. Freeport-McMoRan accounted for these securities as a hedge of future production and reflected them as debt on its balance sheets at their original issue value less redemptions. When redemption payments occurred, differences between the carrying value and the redemption payment, which were based on commodity prices at the time of redemption, were recorded as an adjustment to revenues. In February 2006, Freeport-McMoRan redeemed the 4.3 million shares of its Gold-Denominated Preferred Stock, Series II for $236.4 million. The mandatory redemption resulted in a $167.4 million decrease in debt and a hedging loss recorded in revenues of $69.0 million, $36.6 million to net income or $0.17 per share. Partial redemptions of Silver-Denominated Preferred Stock totaled $25.8 million in 2006, $17.5 million in 2005 and $13.9 million in 2004 resulting in hedging losses recorded in revenues of $13.3 million ($7.0 million to net income or $0.03 per share) in 2006, $5.0 million ($2.6 million to net income or $0.01 per share) in 2005 and $1.4 million ($0.7 million to net income or less than $0.01 per share) in 2004.

Atlantic Copper and PT Smelting price their purchases of copper concentrate at approximately the same time as they sell the refined copper, thereby protecting them from most copper price risk. Atlantic Copper and PT Smelting enter into futures contracts to hedge their price risk whenever their physical purchases and sales pricing periods do not match.

In late 2005 and early 2006, PT Smelting entered into hedging contracts to fix a portion of its revenues through 2007. Freeport-McMoRan’s share of the unrealized losses on these contracts totaled $4.4 million as of December 31, 2006, and is recorded in accumulated other comprehensive income in stockholders’ equity.

Foreign currency exchange risk

The functional currency for Freeport-McMoRan’s operations in Indonesia and Spain is the U.S. dollar. All of Freeport-McMoRan’s revenues and a significant portion of its costs are denominated in U.S. dollars; however, some costs and certain asset and liability accounts are denominated in Indonesian rupiah, Australian dollars or euros. Generally, our results are positively affected when the U.S. dollar strengthens in relation to those foreign currencies and adversely affected when the U.S. dollar weakens in relation to those foreign currencies.

One U.S. dollar was equivalent to 8,989 rupiah at December 31, 2006, 9,825 rupiah at December 31, 2005, and 9,270 rupiah at December 31, 2004. PT Freeport Indonesia recorded losses to production costs totaling $0.9 million in 2006, $0.4 million in 2005 and $0.7 million in 2004 related to its rupiah-denominated net monetary assets and liabilities. At December 31,

2006, net liabilities totaled $3.3 million at an exchange rate of 8,989 rupiah to one U.S. dollar. PT Freeport Indonesia’s labor costs are mostly rupiah denominated. At estimated aggregate annual rupiah payments of 1.6 trillion for operating costs and an exchange rate of 8,989 rupiah to one U.S. dollar, the exchange rate as of December 31, 2006, a one-thousand-rupiah increase in the exchange rate would result in an approximate $18 million decrease in aggregate annual operating costs. A one-thousand-rupiah decrease in the exchange rate would result in an approximate $22 million increase in aggregate annual operating costs.

Approximately 14 percent of PT Freeport Indonesia’s total projected 2007 purchases of materials, supplies and services are expected to be denominated in Australian dollars. The exchange rate was $0.79 to one Australian dollar at December 31, 2006, $0.73 to one Australian dollar at December 31, 2005, and $0.78 to one Australian dollar at December 31, 2004. At estimated annual aggregate Australian dollar payments of 250 million and an exchange rate of $0.79 to one Australian dollar, the exchange rate as of December 31, 2006, a $0.01 increase or decrease in the exchange rate would result in an approximate $2.5 million change in aggregate annual operating costs.

At times, PT Freeport Indonesia has entered into foreign currency forward contracts to hedge a portion of its aggregate anticipated Indonesian rupiah and/or Australian dollar payments. The last of PT Freeport Indonesia’s foreign currency forward contracts matured in December 2006. PT Freeport Indonesia accounted for these contracts as cash flow hedges. Gains on these contracts totaled $6.8 million in 2006 and $0.7 million in 2005.

The majority of Atlantic Copper’s revenues are denominated in U.S. dollars; however, operating costs, other than concentrate purchases, and certain asset and liability accounts are denominated in euros. Atlantic Copper’s estimated annual euro payments total approximately 100 million euros. A $0.05 increase or decrease in the exchange rate would result in an approximate $5 million change in annual costs. The exchange rate on December 31, 2006, was $1.32 per euro.

Atlantic Copper had euro-denominated net monetary liabilities at December 31, 2006, totaling $90.1 million recorded at an exchange rate of $1.32 per euro. The exchange rate was $1.18 per euro at December 31, 2005, and $1.36 per euro at December 31, 2004. Adjustments to Atlantic Copper’s euro-denominated net monetary liabilities to reflect changes in the exchange rate are recorded in other income (expense) and totaled $(2.3) million in 2006, $5.8 million in 2005 and $(1.6) million in 2004.

Interest rate risk

The table below presents average interest rates for Freeport-McMoRan’s scheduled maturities of principal for its outstanding debt and the related fair values at December 31, 2006 (dollars in millions).

(Dollars in millions)	2007	2008	2009	2010	2011	Thereafter	Fair value

Fixed-rate debt	$—	$—	$—	$272.4	$7.1	$340.5	$650.3
Average interest rate	—	—	—	10.1%	7.0%	6.9%	8.3%
Variable-rate debt	$19.1	$13.5	$13.5	$10.2	$3.8	$—	$60.1
Average interest rate	7.1%	8.2%	8.2%	8.2%	8.2%	—	7.9%

New accounting standards

Inventory costs. In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Freeport-McMoRan adopted SFAS No. 151 on January 1, 2006, and there was no material impact on accounting for inventory costs.

Accounting for stock-based compensation. As of December 31, 2006, Freeport-McMoRan had four stock-based employee compensation plans and two stock-based director compensation plans. Prior to January 1, 2006, Freeport-McMoRan accounted for options granted under all of its plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” APB Opinion No. 25 required compensation cost for stock options to be recognized based on the difference on the date of grant, if any, between the quoted market price of the stock and the amount an employee must pay to acquire the stock (i.e., the intrinsic value). Because all the plans require that the option exercise price be at least the market price on the date of grant, Freeport-McMoRan recognized no compensation cost on the grant or exercise of its employees’ options through December 31, 2005. Prior to 2007, Freeport-McMoRan defined the market price as the average of the high and low price of Freeport-McMoRan common stock on the date of grant. Effective January 2007, in response to new Securities and Exchange Commission disclosure rules, Freeport-McMoRan now defines the market price for future grants as the closing price of Freeport-McMoRan common stock on the date of grant. Other awards under the plans did result in compensation costs being recognized in earnings based on the projected intrinsic value for restricted stock units to be granted in lieu of cash compensation, the intrinsic value on the date of grant for other restricted stock units and the intrinsic value on the reporting or exercise date for cash-settled stock appreciation rights (SARs).

Effective January 1, 2006, Freeport-McMoRan adopted the fair value recognition provisions of SFAS No. 123R using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation costs for all stock option awards granted to employees prior to but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation costs for all stock option awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. Fair value of stock option awards granted to employees was calculated using the Black-Scholes-Merton option-pricing model before and after adoption of SFAS No. 123R. Other stock-based awards charged to expense under SFAS No. 123 continue to be charged to expense under SFAS No. 123R. These include restricted stock units and SARs. Results for prior years have not been restated.

As a result of adopting SFAS No. 123R on January 1, 2006, income before income taxes and minority interests for the year ended December 31, 2006, was $27.8 million lower and net income was $16.1 million ($0.08 per basic share and $0.07 per diluted share) lower than if Freeport-McMoRan had continued to account for stock-based compensation under APB Opinion No. 25.

Prior to the adoption of SFAS No. 123R, Freeport-McMoRan presented all tax benefits resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS No. 123R requires the cash flows generated by tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $20.8 million excess tax benefit classified as a financing cash inflow in the Consolidated Statements of Cash Flows for the year ended December 31, 2006, would have been classified as an operating cash inflow if Freeport-McMoRan had not adopted SFAS No. 123R.

Compensation cost charged against earnings for stock-based awards is shown below. Freeport-McMoRan did not capitalize any stock-based compensation costs to fixed assets during the periods presented.

(Dollars in thousands)	2006		2005		2004

Production and delivery costs	$25,074		$7,297		$509
General and administrative expenses	30,277	(a)	16,204	(a)(b)	4,615	(a)(b)
Exploration expenses	1,314		—		—

Total stock-based compensation cost	$56,665		$23,501		$5,124

(a)	Amounts are before Rio Tinto’s share of the cost of employee exercises of in-the-money stock options, which decreased consolidated general and administrative expenses by $6.5 million in 2006, $9.2 million in 2005 and $7.0 million in 2004.

(b)	Includes amortization of the intrinsic value of Freeport-McMoRan’s Class A stock options that were converted to Class B stock options in 2002 totaling $2.1 million in 2005 and in 2004. Amortization was not recognized in 2006 under SFAS No. 123R.

As of December 31, 2006, total compensation cost related to nonvested stock option awards not yet recognized in earnings was $46.0 million.

Deferred mining costs. On January 1, 2006, Freeport-McMoRan adopted EITF 04-6, which requires that stripping costs incurred during production be considered costs of the extracted minerals and included as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of that inventory. Upon adoption of EITF 04-6, Freeport-McMoRan recorded its deferred mining costs asset ($285.4 million) at December 31, 2005, net of taxes, minority interest share and inventory effects ($135.9 million), as a cumulative effect adjustment to reduce retained earnings on January 1, 2006. In addition, stripping costs incurred in 2006 and later periods are now charged to cost of sales as prescribed by EITF 04-6. As a result of adopting EITF 04-6 on January 1, 2006, income before income taxes and minority interests for the year ended December 31, 2006, was $35.4 million lower and net income was $18.8 million ($0.10 per basic share and $0.08 per diluted share) lower than if Freeport-McMoRan had not adopted EITF 04-6 and continued to defer stripping costs. Adoption of the new guidance has no impact on our cash flows.

Accounting for uncertainty in income taxes. In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the first fiscal year beginning after December 15, 2006. Freeport-McMoRan is continuing to review the provisions of FIN 48, but at this time does not expect adoption to have a material impact on the financial statements.

Fair value measurements. In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. In many of its pronouncements, the FASB has previously concluded that fair value information is relevant to the users of financial statements and has required (or permitted) fair value as a measurement objective. However, prior to the issuance of this statement, there was limited guidance for applying the fair value measurement objective in GAAP. This statement does not require any new fair value measurements in GAAP. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, with early adoption allowed. Freeport-McMoRan is still reviewing the provisions of SFAS No. 157 and has not determined the impact of adoption.

Accounting for defined benefit pension and other postretirement plans. In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R.” SFAS No. 158 represents the completion of the first phase of FASB’s postretirement benefits accounting project and requires an entity to:

•	recognize in its statements of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status;

•	measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year; and

•	recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur.

SFAS No. 158 does not change the manner of determining the amount of net periodic benefit cost included in net income or address the various measurement issues associated with postretirement benefit plan accounting. The provisions of SFAS No. 158 regarding the change of the measurement date of postretirement benefit plans are not applicable as Freeport-McMoRan already used a measurement date of December 31 for its plans. Freeport-McMoRan adopted SFAS No. 158 on December 31, 2006, with the most significant impacts on the consolidated balance sheet being an $8.8 million decrease in other assets, a $23.6 million increase in accrued postretirement benefits and other liabilities, a $7.3 million decrease in deferred income taxes and a $25.7 million decrease in accumulated other comprehensive (loss) income.

Product revenues and production costs

PT Freeport Indonesia product revenues and unit net cash costs

All amounts used in both the by-product and co-product method presentations are included in recorded results under generally accepted accounting principles. Freeport-McMoRan separately identifies certain of these amounts as shown in the following reconciliation to amounts reported in consolidated financial statements and as explained here.

•	Freeport-McMoRan shows adjustments to copper revenues for prior period open sales as separate line items. Because such copper pricing adjustments do not result from current period sales, Freeport-McMoRan has reflected these separately from revenues on current period sales.

•	Noncash and nonrecurring costs consist of items such as stock-based compensation costs starting January 1, 2006 (see “— New accounting standards”), write-offs of equipment or unusual charges. They are removed from site production and delivery costs in the calculation of unit net cash costs.

•.	Gold and silver revenues, excluding any impacts from redemption of gold- and silver-denominated preferred stocks, are reflected as credits against site production and delivery costs in the by-product method.

Year ended December 31, 2006	By-product		Co-product method
(Dollars in thousands)	method		Copper		Gold	Silver	Total

Revenues, after adjustments shown below	$3,763,964		$3,763,964		$1,072,452	$46,762	$4,883,178
Site production and delivery, before net noncash and nonrecurring costs shown below	1,235,004		951,943		271,234	11,827	1,235,004
Gold and silver credits	(1,119,214)		—		—	—	—
Treatment charges	477,523	(a)	368,076	(b)	104,874 (b)	4,573 (b)	477,523
Royalty on metals	125,995		97,117		27,671	1,207	125,995

Unit net cash costs	719,308		1,417,136		403,779	17,607	1,838,522
Depreciation and amortization	183,752		141,636		40,356	1,760	183,752
Noncash and nonrecurring costs, net	44,269		34,123		9,722	424	44,269

Total unit costs	947,329		1,592,895		453,857	19,791	2,066,543
Revenue adjustments, primarily for pricing on prior period open sales and gold/silver hedging	115,124	(c)	197,341		(68,962)	(13,255)	115,124
PT Smelting intercompany profit elimination	(2,962)		(2,283)		(651)	(28)	(2,962)

Gross profit	$2,928,797		$2,366,127		$548,982	$13,688	$2,928,797

Reconciliation to amounts reported		Production and	Depreciation and
(Dollars in thousands)	Revenues	delivery	amortization

Totals presented above	$4,883,178	$1,235,004	$183,752
Net noncash and nonrecurring costs per above	N/A	44,269	N/A
Less: Treatment charges per above	(477,523)	N/A	N/A
Royalty per above	(125,995)	N/A	N/A
Revenue adjustments, primarily for pricing on prior period open sales and hedging per above	115,124	N/A	N/A

Mining and exploration segment	4,394,784	1,279,273	183,752
Smelting and refining segment	2,241,823	2,118,484	33,297
Eliminations and other	(846,107)	(872,900)	10,522

As reported in Freeport-McMoRan’s consolidated financial statements	$5,790,500	$2,524,857	$227,571

(a)	Includes $12.4 million or $0.01 per pound for adjustments to 2005 concentrate sales subject to final pricing to reflect the impact on treatment charges resulting from the increase in copper prices since December 31, 2005.

(b)	Includes $9.6 million or $0.01 per pound for copper, $2.7 million or $1.57 per ounce for gold and $0.1 million or $0.03 per ounce for silver for adjustments to 2005 concentrate sales subject to final pricing to reflect the impact on treatment charges resulting from the increase in copper prices since December 31, 2005.

(c)	Includes a $69.0 million or $0.06 per pound loss on the redemption of the Gold-Denominated Preferred Stock, Series II and a $13.3 million or $0.01 per pound loss on the redemption of the Silver-Denominated Preferred Stock.

Year ended December 31, 2005	By-product		Co-product method
(Dollars in thousands)	method		Copper		Gold		Silver	Total

Revenues, after adjustments shown below	$2,707,049		$2,707,049		$1,269,893		$35,165	$4,012,107
Site production and delivery, before net noncash and nonrecurring costs shown below	949,469	(a)	640,626	(b)	300,521	(b)	8,322 (b)	949,469
Gold and silver credits	(1,305,058)		—		—		—	—
Treatment charges	350,422		236,437		110,914		3,071	350,422
Royalty on metals	103,726		69,986		32,831		909	103,726

Unit net cash costs	98,559		947,049		444,266		12,302	1,403,617
Depreciation and amortization	209,713		141,498		66,377		1,838	209,713
Noncash and nonrecurring costs, net	4,570		3,083		1,447		40	4,570

Total unit costs	312,842		1,091,630		512,090		14,180	1,617,900
Revenue adjustments, primarily for pricing on prior period open sales and silver hedging	10,023	(c)	14,975		—		(4,952)	10,023
PT Smelting intercompany profit elimination	(23,565)		(15,899)		(7,459)		(207)	(23,565)

Gross profit	$2,380,665		$1,614,495		$750,344		$15,826	$2,380,665

Reconciliation to amounts reported		Production and	Depreciation and
(Dollars in thousands)	Revenues	delivery	amortization

Totals presented above	$4,012,107	$949,469	$209,713
Net noncash and nonrecurring costs per above	N/A	4,570	N/A
Less: Treatment charges per above	(350,422)	N/A	N/A
Royalty per above	(103,726)	N/A	N/A
Revenue adjustments, primarily for pricing on prior period open sales and hedging per above	10,023	N/A	N/A

Mining and exploration segment	3,567,982	954,039	209,713
Smelting and refining segment	1,363,208	1,288,610	28,995
Eliminations and other	(752,072)	(605,017)	12,804

As reported in Freeport-McMoRan’s consolidated financial statements	$4,179,118	$1,637,632	$251,512

(a)	Net of deferred mining costs totaling $64.9 million or $0.05 per pound. Following adoption of EITF 04-6 on January 1, 2006, stripping costs are no longer deferred. See “— New Accounting Standards.”

(b)	Net of deferred mining costs totaling $43.8 million or $0.03 per pound for copper, $20.6 million or $7.37 per ounce for gold and $0.6 million or $0.12 per ounce for silver. See Note (a) above.

(c)	Includes a $5.0 million or less than $0.01 per pound loss on the redemption of the Silver-Denominated Preferred Stock.

Year ended December 31, 2004	By-product	Co-product method
(Dollars in thousands)	method	Copper	Gold	Silver	Total

Revenues, after adjustments shown below	$1,363,587	$1,363,587	$595,206	$21,593	$1,980,386
Site production and delivery, before net noncash and nonrecurring credits shown below	764,206 (a)	526,191 (b)	229,682 (b)	8,333 (b)	764,206
Gold and silver credits	(616,799)	—	—	—	—
Treatment charges	202,243	139,254	60,784	2,205	202,243
Royalty on metals	43,498	29,950	13,074	474	43,498

Unit net cash costs	393,148	695,395	303,540	11,012	1,009,947
Depreciation and amortization	168,195	115,810	50,551	1,834	168,195
Noncash and nonrecurring credits, net	(4,075)	(2,806)	(1,225)	(44)	(4,075)

Total unit costs	557,268	808,399	352,866	12,802	1,174,067
Revenue adjustments, primarily for pricing on prior period open sales and silver hedging	11,928 (c)	13,369	—	(1,441)	11,928
PT Smelting intercompany profit elimination	(13,798)	(9,501)	(4,147)	(150)	(13,798)

Gross profit	$804,449	$559,056	$238,193	$7,200	$804,449

Reconciliation to amounts reported		Production and	Depreciation and
(Dollars in thousands)	Revenues	delivery	amortization

Totals presented above	$1,980,386	$764,206	$168,195
Net noncash and nonrecurring credits per above	N/A	(4,075)	N/A
Less: Treatment charges per above	(202,243)	N/A	N/A
Royalty per above	(43,498)	N/A	N/A
Revenue adjustments, primarily for pricing on prior period open sales and hedging per above	11,928	N/A	N/A

Mining and exploration segment	1,746,573	760,131	168,195
Smelting and refining segment	873,700	914,452	28,632
Eliminations and other	(248,407)	(224,292)	9,581

As reported in Freeport-McMoRan’s consolidated financial statements	$2,371,866	$1,450,291	$206,408

(a)	Net of deferred mining costs totaling $77.8 million or $0.08 per pound.

(b)	Net of deferred mining costs totaling $53.6 million or $0.05 per pound for copper, $23.4 million or $16.20 per ounce for gold and $0.8 million or $0.26 per ounce for silver.

(c)	Includes a $1.4 million or less than $0.01 per pound loss on the redemption of the Silver-Denominated Preferred Stock.

Cathode cash unit cost

Cathode cash unit cost per pound of copper is a measure intended to provide investors with information about the costs incurred to produce cathodes at our smelting operations in Spain and Indonesia. Freeport-McMoRan uses this measure for the same purpose and for monitoring operating performance at its smelting operations. This information differs from measures of performance determined in accordance with generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance determined in accordance with generally accepted accounting principles. Other smelting companies present this measure, although Atlantic Copper’s and PT Smelting’s measures may not be comparable to similarly titled measures reported by other companies.

Atlantic Copper cathode cash unit cost per pound of copper

The reconciliation below presents reported production costs for Freeport-McMoRan’s smelting and refining segment (Atlantic Copper) and subtracts or adds components of those costs that do not directly relate to the process of converting copper concentrates to cathodes. The adjusted production costs amounts are used to calculate Atlantic Copper’s cathode cash unit cost per pound of copper:

	Years ended December 31,
(Dollars in thousands, except per pound amounts)	2006	2005	2004

Smelting and refining segment production costs reported in Freeport-McMoRan’s consolidated financial statements	$2,118,484	$1,288,610	$914,452 (a)
Less:
Raw material purchase costs	(1,586,656)	(907,130)	(249,689)
Production costs of wire rod and wire(b)	—	—	(370,431)
Production costs of anodes sold	(11,223)	(13,226)	(3,720)
Other	10,282	(958)	(16,771)
Credits:
Gold and silver revenues	(399,739)	(245,772)	(133,960)
Acid and other by-product revenues	(27,257)	(28,446)	(25,068)

Production costs used in calculating cathode cash unit cost per pound	$103,891	$93,078	$114,813

Pounds of cathode produced	518,900	545,300	454,700

Cathode cash unit cost per pound	$0.20	$0.17	$0.25

(a)	Includes $27.5 million, $0.06 per pound, for costs related to Atlantic Copper’s major maintenance turnaround.

(b)	Atlantic Copper sold its wire rod and wire assets in December 2004.

PT Smelting cathode cash unit cost per pound of copper

The calculation below presents PT Smelting’s reported operating costs and subtracts or adds components of those costs that do not directly relate to the process of converting copper concentrates to cathodes. PT Smelting’s operating costs are then reconciled to PT Freeport Indonesia’s equity in PT Smelting earnings reported in Freeport-McMoRan’s consolidated financial statements:

	Years ended December 31,
(Dollars in thousands, except per pound amounts)	2006	2005	2004

Operating costs—PT Smelting (100%)	$99,200	$85,546	$64,858
Add: Gold and silver refining charges	3,965	4,233	4,064
Less: Acid and other by-product revenues	(12,722)	(14,524)	(13,732)
Production cost of anodes sold	—	—	(225)
Other	6,052	(1,944)	336

Production costs used in calculating cathode cash unit cost per pound	$96,495	$73,311	$55,301

Pounds of cathode produced	479,700	579,700	464,000

Cathode cash unit cost per pound	$0.20	$0.13	$0.12

Reconciliation to amounts reported
Operating costs per above	$(99,200)	$(85,546)	$(64,858)
Other costs	(1,916,975)	(1,278,356)	(852,911)
Revenue and other income	2,043,096	1,402,071	926,914

PT Smelting net income	26,921	38,169	9,145
PT Freeport Indonesia’s 25% equity interest	6,730	9,542	2,286
Amortization of excess investment cost	(240)	(240)	(241)

Equity in PT Smelting earnings reported in Freeport-McMoRan’s consolidated financial statements	$6,490	$9,302	$2,045

Management’s discussion and analysis of financial condition and results of operations of Phelps Dodge

The information contained in the following section does not reflect Freeport-McMoRan’s proposed acquisition of Phelps Dodge and is substantially reproduced from Phelps Dodge’s Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus supplement. This “Management’s discussion and analysis of financial condition and results of operations of Phelps Dodge” should be read in conjunction with the financial statements and related notes of Phelps Dodge, which are incorporated by reference in this prospectus supplement. For further information about the combined company, see “Prospectus supplement summary — Our business.”

Phelps Dodge is one of the world’s leading producers of copper and molybdenum, and is the world’s largest producer of molybdenum-based chemicals and continuous-cast copper rod. Its business consists of two divisions, Phelps Dodge Mining Company (PDMC) and Phelps Dodge Industries (PDI). PDMC is Phelps Dodge’s international business division comprising vertically integrated copper operations from mining through rod production, molybdenum operations from mining through conversion to chemical and metallurgical products, marketing and sales, and worldwide mineral exploration, technology and project development programs. Its copper mines include Morenci, Bagdad, Sierrita, Miami, Chino, Cobre, Tyrone and Tohono in the United States and Candelaria, Cerro Verde, El Abra and Ojos del Salado in South America. Phelps Dodge is also developing a copper mine in Safford, Arizona, and a copper/cobalt mine in the Katanga province in the Democratic Republic of Congo (DRC). The Primary Molybdenum segment includes Phelps Dodge’s Henderson and Climax molybdenum mines in the United States.

PDI, the international manufacturing division of Phelps Dodge, consists of its Wire and Cable segment, which produces engineered products principally for the global energy sector. Its operations are characterized by products with internationally competitive costs and quality, and specialized engineering capabilities. Its factories, which are located in nine countries, manufacture energy cables for international markets.

On November 15, 2005, Phelps Dodge entered into an agreement to sell Columbian Chemicals Company (Columbian Chemicals or Columbian). The transaction was completed on March 16, 2006. As a result of the transaction, the operating results of Columbian have been reported separately from continuing operations and shown as discontinued operations in Phelps Dodge’s consolidated statement of income for all periods presented.

In addition, on November 15, 2005, Phelps Dodge entered into an agreement to sell substantially all of its North American magnet wire assets, previously reported as part of the Wire and Cable segment, to Rea Magnet Wire Company, Inc. (Rea). The transaction was completed on February 10, 2006. On March 4, 2006, Phelps Dodge entered into an agreement to sell High Performance Conductors of SC & GA, Inc. (HPC), previously reported as part of the Wire and Cable segment, to International Wire Group, Inc. (IWG). The transaction was completed on March 31, 2006. Neither transaction met the criteria for classification as discontinued operations as Phelps Dodge is continuing to supply Rea with copper rod and IWG with copper rod and certain copper alloys.

Markets. Copper, an internationally traded commodity, is used in residential and commercial construction, electrical and electronics equipment, transportation, industrial machinery and consumer durable goods. The copper market is volatile and cyclical. During the past 15 years, the New York Commodity Exchange (COMEX) prices have ranged from a high of $4.076 per pound to a low of 60.4 cents per pound. Any material change in the price Phelps Dodge receives for copper has a significant effect on its results.

After a protracted downturn in demand and correspondingly lower prices that began in the early part of 2000, the market dynamics for copper began improving at the end of 2003 and have continued through 2006.

In 2003, China overtook the United States as the largest consumer of refined copper in the world and retained this position during 2006. Phelps Dodge estimates global refined copper production grew approximately 5 percent during 2006, and, as was the case in 2005, output was constrained by numerous production disruptions at mines and smelters around the world, including strikes, equipment failures and various other disruptions. During 2006, Phelps Dodge estimates copper consumption increased approximately 4 percent. As a result, for year-end 2006 the copper market was generally in balance. While exchange inventories increased approximately 86,000 metric tons, off-exchange stocks, particularly in China, are believed to have decreased. Accordingly, overall copper inventories continued to remain tight throughout 2006.

Favorable market fundamentals, combined with large, speculative positions, resulted in COMEX prices averaging $3.089 per pound in 2006, $1.407 above the average for 2005. While Phelps Dodge expects the market to return to a modest surplus in 2007, continued worldwide consumption growth and low inventory levels are expected to continue to support copper prices in 2007.

Molybdenum is characterized by volatile and cyclical prices, even more so than copper. During the past 15 years, Metals Week Dealer Oxide prices have ranged from a high of $40.00 per pound to a low of $1.82 per pound. In 2006, the Metals Week Dealer Oxide mean price decreased 22 percent from the 2005 mean price of $31.73 per pound to $24.75 per pound. Although price levels were lower than those experienced in 2005, 2006 molybdenum prices remained at historically high levels.

During 2006, global molybdenum production was about the same as in 2005, with increases in primary mine production offset by decreases in by-product mine production. Supplemented by inventory produced in 2005, Phelps Dodge estimates consumption increased approximately 5 to 6 percent in 2006 due to growth in the metallurgical segment (i.e., steel industry) and in chemical applications. Although difficult to estimate, Phelps Dodge believes production and consumption increased in China during 2006. In 2007, supply is expected to increase as several by-product mines reach full molybdenum production capacity and China’s production continues to increase. The stainless steel, specialty steel and specialty chemical sectors are expected to continue to grow, led by capital spending increases and increasing demand in China.

Wire and cable products serve a variety of markets, including energy, construction, consumer and industrial products, transportation and natural resources. Products include low-, medium- and high-voltage copper cables, housing wire, aluminum power cables and control and instrumentation cables. These products advance technology and support infrastructure development in growing regions of the world.

During 2006, Phelps Dodge’s Wire and Cable segment experienced an increase in sales and profitability resulting from higher metal prices and increased demand in international markets.

For 2007, Wire and Cable expects increased sales volumes, with moderate increases in profitability as Asian, African and Latin American economies continue to grow.

Energy costs. Energy, including electricity, diesel fuel and natural gas, represents a significant portion of production costs at Phelps Dodge’s operations. In 2006, energy consumed in its mines and smelter was 20.2 cents per pound of copper production cost, compared with 19.5 cents in 2005 and 14.6 cents in 2004.

To moderate or offset the impact of increasing energy costs, Phelps Dodge uses a combination of multi-year energy contracts put in place at various points in the price cycle, as well as self-generation and diesel fuel and natural gas hedging. Additionally, Phelps Dodge enters into price protection programs for its diesel fuel and natural gas purchases to protect against significant short-term upward movements in energy prices while maintaining the flexibility to participate in any favorable price movements. However, as mentioned above, increasing energy costs have affected its profitability over the last three years. In 2007, Phelps Dodge may continue to experience higher energy costs if prices remain at the levels experienced in 2006.

Phelps Dodge continues to explore alternatives to moderate or offset the impact of increasing energy costs. In late 2004, Phelps Dodge purchased a one-third interest in the partially constructed Luna Energy Facility (Luna) located near Deming, New Mexico. In April 2006, Luna became operational. Approximately 190 megawatts, or one-third of the plant’s electricity, is available to satisfy the electricity demands of PDMC’s New Mexico and Arizona operations. Electricity in excess of PDMC’s demand is sold on the wholesale market. Phelps Dodge’s interest in this efficient, low-cost plant is expected to continue to stabilize its southwest U.S. operations’ energy costs and increase the reliability of its energy supply.

Cost structure. Phelps Dodge continues to experience increases in its worldwide copper production costs. One factor affecting this increase in average cost of copper production is its decision, in response to strong demand for copper, to return to production certain higher-cost properties. Phelps Dodge’s costs are also affected by the prices of commodities and equipment it consumes or uses in its operations. In addition, its cost structure for copper production is generally higher than that of some major producers, whose principal mines are located outside the United States. This is due to lower ore grades, higher labor costs (including pension and health-care costs) and, in some cases, stricter regulatory requirements. Phelps Dodge’s competitive cost position receives much attention from its senior management and it continues to drive cost improvements through common site processes and sharing best practices, as well as developing improvements in technologies.

Environmental and mine closure regulatory compliance. Phelps Dodge’s global operations are subject to various stringent federal, state and local laws and regulations related to improving or maintaining environmental quality. Environmental laws often require parties to pay for remedial action or to pay damages regardless of fault and may also often impose liability with respect to divested or terminated operations, even if the operations were terminated or divested many years ago. The amended federal Bureau of Land Management (BLM) regulations governing mined-land reclamation for mining on federal lands will likely increase its regulatory obligations and compliance costs over time with respect to mine closure reclamation. Phelps Dodge is also subject to state and international laws and regulations that establish requirements for mined-land reclamation and financial assurance. During 2006 and 2005, Phelps Dodge accelerated certain reclamation and remediation activities on a voluntary basis. In December 2005, it established a trust dedicated to funding its global reclamation and remediation activities and made an initial cash contribution of $100 million. In March 2006, Phelps Dodge made an additional cash contribution of $300 million to the trust. It also has trust assets that are legally restricted to fund a portion of its asset retirement obligations for Chino, Tyrone and Cobre as required for New Mexico financial assurance. At December 31, 2006 and 2005, the fair value of these trust assets was approximately $514 million and $191 million, respectively, with approximately $97 million and $91 million, respectively, legally restricted.

Ore reserves. Phelps Dodge uses several strategies to replenish and grow its copper and molybdenum ore reserves. Its first consideration is to invest in mining and exploration properties near its existing operations. These additions allow Phelps Dodge to develop adjacent properties with relatively small, incremental investments in operations. On September 16, 2005, BLM completed a land exchange with Phelps Dodge for property in Safford, Arizona. On February 1, 2006, Phelps Dodge’s board of directors conditionally approved development of a new copper mine on the property, and in early July 2006, Phelps Dodge received an air quality permit from the Air Quality Division of the Arizona Department of Environmental Quality (ADEQ) needed to initiate formal construction. Various resources from Phelps Dodge’s nearby operations and additional local resources will be used to develop the facility. See “PDMC — other matters — Safford.”

Additionally, as a result of a feasibility study completed at its El Abra mine in 2006, Phelps Dodge added 417 million tons of crushed-leach sulfide ore reserves and 298 million tons of run-of-mine (ROM) ore reserves to remaining oxide ore reserves. The existing three-stage crushing system, overland conveyors and solution extraction/electrowinning (SX/EW) facilities at El Abra will be utilized to process the additional ore reserves, thereby minimizing capital spending requirements.

Technology innovations not only improve productivity, but also may increase Phelps Dodge’s ore reserves. Developing and applying new technologies, such as Phelps Dodge’s success with SX/EW beginning in the early 1980s, creates the ability to process ore types it previously considered uneconomic. During 2005, Phelps Dodge successfully tested proprietary technology that more cost-effectively processes copper sulfide concentrates, which it is planning to use at its expanded Morenci facility. Other technologies are currently being developed and tested for additional ore types.

Phelps Dodge’s exploration strategy focuses on identifying new mining opportunities in Latin America, Europe, Asia, Australia, central Africa and other regions. In several cases, Phelps Dodge pursues these opportunities with joint-venture partners. By working with others, Phelps Dodge maximizes the potential benefits of its exploration expenditures and spread costs and risks among several parties.

Acquisitions also may contribute to increased ore reserves. If acquisition opportunities present themselves, Phelps Dodge considers them, but it pursues them only if they pass rigorous screenings for adding economic value to Phelps Dodge. On December 6, 2006, the Phelps Dodge board of directors conditionally approved development of the Tenke Fungurume copper/cobalt mining project, which includes the development of the mine as well as copper and cobalt processing facilities. Phelps Dodge and Tenke Mining Corp., its Canadian partner, will provide 70 percent and 30 percent, respectively, of the funding for this project. See “PDMC — other matters — Tenke Fungurume.”

Critical accounting policies and estimates

Phelps Dodge’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of these financial statements requires its management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production depreciation and amortization calculations; environmental and asset retirement obligations; estimates of recoverable copper and molybdenum in ore reserves and in mill and leach stockpiles; asset impairments (including estimates of future cash flows); pension, postemployment, postretirement and other employee benefit liabilities; bad debt reserves, realization of deferred tax assets and release of valuation allowances; reserves for contingencies and litigation; and fair value of financial instruments. Phelps Dodge bases its estimates on Phelps Dodge’s historical experience, its expectations of the future and on various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Phelps Dodge believes the following significant assumptions and estimates affect its more critical practices and accounting policies used in the preparation of its consolidated financial statements.

Ore reserves. Phelps Dodge, at least annually, estimates its ore reserves at active properties and properties on care-and-maintenance status. There are a number of uncertainties inherent in estimating quantities of ore reserves, including many factors beyond the control of Phelps Dodge. Ore reserve estimates are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, declines in the market price of a particular metal may render certain ore reserves containing relatively lower grades of mineralization uneconomic to mine. Further, availability of operating and environmental permits, changes in operating and capital costs, and other factors could materially and adversely affect its ore reserve estimates. Phelps Dodge uses its ore reserve estimates in determining the unit basis for units-of-production depreciation and amortization rates, as well as in evaluating mine asset impairments. Changes in ore reserve estimates could significantly affect these items. For example, a 10 percent increase in ore reserves at each mine would decrease total depreciation expense by approximately $24 million in 2007; a 10 percent decrease would increase total depreciation expense by approximately $30 million in 2007.

Phelps Dodge’s reported ore reserves are economical to mine at the most recent three-year historical average COMEX copper price of $2.020 per pound and the most recent three-year historical average molybdenum price of $24.30 per pound (Metals Week Dealer Oxide mean price).

Asset impairments. Phelps Dodge evaluates its long-term assets (to be held and used) for impairment when events or changes in economic circumstances indicate the carrying amount of such assets may not be recoverable. Goodwill, investments and long-term receivables and its identifiable intangible assets are evaluated at least annually for impairment. PDMC’s evaluations are based on business plans developed using a time horizon reflective of the historical, moving average for the full price cycle. Phelps Dodge currently uses a long-term average COMEX price of $1.05 per pound of copper and an average molybdenum price of $5.00 per pound (Metals Week Dealer Oxide mean price), along with near-term price forecasts reflective of the current price environment, for our impairment tests. PDI’s business plans are based on remaining asset lives of asset groups, and its economic projections are based on market supply and demand forecasts. Phelps Dodge uses an estimate of future pre-tax, undiscounted net cash flows of the related asset or asset grouping over the remaining life to measure whether the assets are recoverable and measure any impairment by reference to fair value. Fair value is based on observable market prices; in the absence of observable market prices, fair value is generally estimated using Phelps Dodge’s expectation of after-tax, discounted net cash flows.

The per pound COMEX copper price during the past 10-year, 15-year and 20-year periods averaged $1.166, $1.135 and $1.122, respectively. The molybdenum per pound Metals Week Dealer Oxide mean price over the same periods averaged $9.73, $7.88 and $6.66, respectively. Should estimates of future copper and molybdenum prices decrease, impairments may result.

Recoverable copper. Phelps Dodge capitalizes applicable costs for copper contained in mill and leach stockpiles that are expected to be processed in the future based on proven processing technologies. The mill and leach stockpiles are evaluated periodically to ensure that they are stated at the lower of cost or market. Because the determination of copper contained in mill and leach stockpiles by physical count is impractical, Phelps Dodge employs reasonable estimation methods.

The quantity of material delivered to mill stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper grade contained in the material delivered to the mill stockpiles. Expected copper recovery rates are determined by metallurgical testing. The recoverable copper in mill stockpiles can be extracted into copper concentrate almost immediately upon processing. Estimates of copper contained in mill stockpiles are adjusted as material is added or removed and fed to the mill. At December 31, 2006, the estimated amount of recoverable copper contained in mill stockpiles was 0.4 million tons on a consolidated basis (0.3 million tons on a pro rata basis) with a carrying value of $111.2 million. At December 31, 2005, the estimated amount of recoverable copper contained in mill stockpiles was 0.4 million tons on a consolidated basis (0.3 million tons on a pro rata basis) with a carrying value of $54.9 million.

The quantity of material in leach stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper grade contained in material delivered to the leach stockpiles. Expected copper recovery rates are determined using small-scale laboratory tests, small- to large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Estimated amounts of copper contained in the leach stockpiles are reduced as stockpiles are leached, the leach solution is fed to the electrowinning process, and copper cathodes are produced. Ultimate recovery of copper contained in leach stockpiles can vary significantly depending on several variables, including type of processing, mineralogy and particle size of the rock. Although as much as 70 percent of the copper ultimately recoverable may be extracted during the first year of processing, recovery of the remaining copper may take many years. At December 31, 2006, the estimated amount of recoverable copper contained in leach stockpiles was 1.3 million tons on a consolidated basis (1.2 million tons on a pro rata basis) with a carrying value of $161.4 million. At December 31, 2005, the estimated amount of recoverable copper contained in leach stockpiles was 1.3 million tons on a consolidated basis (1.2 million tons on a pro rata basis) with a carrying value of $115.0 million.

Deferred taxes. In preparing its consolidated financial statements, Phelps Dodge recognizes income taxes in each of the jurisdictions in which it operates. For each jurisdiction, Phelps Dodge estimates the actual amount of taxes currently payable or receivable as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized in income in the period in which such changes are enacted.

With the exception of amounts provided for undistributed earnings of Candelaria, Ojos del Salado and El Abra, deferred income taxes have not been provided on its share (approximately $501 million) of undistributed earnings of foreign manufacturing and mining subsidiaries over which Phelps Dodge has sufficient influence to control the distribution of such earnings and have determined that such earnings have been reinvested indefinitely. These earnings could become subject to additional tax if remitted as dividends, if foreign earnings were loaned to any of its U.S. entities, or if Phelps Dodge sells its stock in the subsidiaries. It is estimated that repatriation of these earnings would generate additional foreign tax withholdings and U.S. taxes of approximately $33 million and $5 million, respectively.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized. In determining the amount of the valuation allowance, Phelps Dodge considers estimated future taxable income as well as feasible tax planning strategies in each jurisdiction. If Phelps Dodge determines that it will not realize all or a portion of its deferred tax assets, it will increase its valuation allowance with a charge to income tax expense. Conversely, if Phelps Dodge determines that it will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced with a credit to income tax expense.

At December 31, 2006, Phelps Dodge’s valuation allowances totaled $46.1 million and covered a portion of its U.S. state net operating loss carryforwards and a portion of its Peruvian net operating loss carryforwards. At December 31, 2005, its valuation allowances totaled $363.5 million and covered a portion of its U.S. minimum tax credits, a portion of its stock basis differences, a portion of its U.S. state net operating loss carryforwards, all of its Peruvian net operating loss carryforwards and all of its U.S. capital loss carryforwards.

During 2006, Phelps Dodge’s valuation allowances decreased by $317.4 million primarily due to increased profits associated with higher copper prices. This decrease comprised valuation allowances attributable to U.S. minimum tax credits ($284.1 million), U.S. capital loss carryforwards ($23.6 million), U.S. state net operating loss carryforwards ($6.5 million) and Peruvian net operating loss carryforwards ($3.2 million). Of the total amount released, $127.7 million is expected to be realized after 2006, including $125.1 million for U.S. minimum tax credits, $2.4 million for U.S. state net operating losses and $0.2 million for foreign net operating losses.

Pension plans. Phelps Dodge has trusteed, non-contributory pension plans covering substantially all its U.S. employees and some employees of international subsidiaries. The applicable plan design determines the manner in which benefits are calculated for any particular group of employees. During 2006, Phelps Dodge amended the Phelps Dodge Retirement Plan (the Retirement Plan) covering non-bargained employees so that employees hired after December 31, 2006, are not eligible to participate in the Retirement Plan. In addition, any employee rehired after December 31, 2006, will not be eligible to accrue any additional benefits under the Retirement Plan. Individuals who are not eligible to participate in the Retirement Plan may be eligible to participate in the Phelps Dodge Service Based Defined Contribution Plan, which was adopted effective January 1, 2007. See “—Critical accounting policies and estimates—Postretirement and other employee benefits other than pensions.”

Among the assumptions used to estimate the benefit obligation is a discount rate used to calculate the present value of expected future benefit payments for service to date. The discount rate assumption is designed to reflect yields on high-quality, fixed-income investments for a given duration. For its U.S. plans, Phelps Dodge utilized a nationally recognized, third-party actuary to assist in the determination of the discount rate based on expected future benefit payments for service to date together with the Citibank Pension Discount Curve. This approach generated a discount rate for its U.S. pension plans of approximately 5.59 percent at year-end 2006, 5.63 percent at year-end 2005 and 5.75 percent at year-end 2004. Changes in this assumption are reflected in Phelps Dodge’s benefit obligation and, therefore, in the liabilities and income or expense it records. Changes in the discount rate affect several components of pension expense/income, one of which is the amount of the cumulative gain or loss that will be recognized. Because gains or losses are only recognized in earnings when they fall outside of a calculated corridor, the effect of changes in the discount rate on pension expense may not be linear. Each of the first four 25-basis-point increases in its assumed discount rate assumption as of the beginning of 2007 would decrease Phelps Dodge’s pension expense by approximately $5 million per year during the next three years. Each of the first four 25-basis-point decreases in its assumed discount rate assumption as of the beginning of 2007 would increase Phelps Dodge’s pension expense by approximately $4 million per year during the next three years. The change would not affect the minimum required contribution.

Phelps Dodge’s pension plans were valued between December 1, 2004, and January 1, 2005, and between December 1, 2005, and January 1, 2006. Obligations were projected and assets were valued as of the end of 2005 and 2006. The majority of plan assets are invested in a diversified portfolio of stocks, bonds, and cash or cash equivalents. A small portion of plan assets is invested in pooled real estate and other private investment funds.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which will require measurement of Phelps Dodge’s plans assets and obligations as of the balance sheet date for fiscal years ending after December 15, 2008. See “—Other matters—New accounting pronouncements.”

The Phelps Dodge Corporation Defined Benefit Master Trust (Master Trust), which holds plan assets for the Retirement Plan and U.S. pension plans for bargained employees, constituted approximately 99 percent of total plan assets as of year-end 2006. These plans accounted for approximately 95 percent of benefit obligations. The investment portfolio for this trust as of year-end 2006 had an asset mix that included 57 percent equities (34 percent U.S. equities, 14 percent international equities and 9 percent emerging market equities), 33 percent fixed income (17 percent U.S. fixed income, 5 percent international fixed income, 5 percent U.S. high yield, 3 percent emerging market fixed income and 3 percent treasury inflation-protected securities), 7 percent real estate and real estate investment trusts, and 3 percent other.

Phelps Dodge’s policy for determining asset-mix targets for the Master Trust includes the periodic development of asset/liability studies by a nationally recognized, third-party investment consultant (to determine its expected long-term rate of return and expected risk for various investment portfolios). Phelps Dodge’s management considers these studies in the formal establishment of asset-mix targets that are reviewed by Phelps Dodge’s trust investment committee and the finance committee of the board of directors.

Phelps Dodge’s expected long-term rate of return on plan assets is evaluated at least annually, taking into consideration its asset allocation, historical returns on the types of assets held in the Master Trust and the current economic environment. For its U.S. plans, Phelps Dodge utilizes a nationally recognized, third-party financial consultant to assist in the determination of the expected long-term rate of return on plan assets, which is based on expected future performance of its plan asset mix and active plan asset management. Based on these factors, Phelps Dodge expects its pension assets will earn an average of 8.5 percent per annum over the 20 years beginning December 1, 2006, with a standard deviation of 10.6 percent. The 8.5 percent estimation was based on a passive return on a compound basis of 8.0 percent and a premium for active management of 0.5 percent reflecting the target asset allocation and current investment array. On an arithmetic average basis, the passive return would have been 8.6 percent with a premium for active management of 0.5 percent. Phelps Dodge’s average rate of return and standard deviation estimates remain unchanged from December 1, 2005.

For estimation purposes, Phelps Dodge assumes its long-term asset mix generally will be consistent with the current mix. Changes in its asset mix could impact the amount of recorded pension income or expense, the funded status of the plans and the need for future cash contributions. A lower-than-expected return on assets also would decrease plan assets and increase the amount of recorded pension expense (or decrease recorded pension income) in future years. When calculating the expected return on plan assets, Phelps Dodge uses a market-related value of assets that spreads asset gains and losses over five years. As a result, changes in the fair value of assets prior to year-end 2006 will be reflected in results of operations by December 31, 2011. A 25-basis-point increase/decrease in its expected long-term rate of return assumption as of the beginning of 2006 would decrease/increase Phelps Dodge’s pension expense by approximately $3 million per year during the next three years. Due to better-than-expected returns for the past three years, combined with the Phelps Dodge’s cash contributions of $250 million made during 2005 to certain U.S. pension plans, the entire benefit obligation for the Retirement Plan and U.S. pension plans for bargained employees was funded at year-end 2006, with no minimum cash contribution due for these plans in 2007. Phelps Dodge does not anticipate any further appreciable funding requirements for these plans through 2008. It continues to analyze funding strategies and monitor pension reform under various economic scenarios to effectively manage future contribution requirements.

Postretirement and other employee benefits other than pensions. Phelps Dodge has postretirement medical and life insurance benefit plans covering certain of its U.S. employees and, in some cases, employees of international subsidiaries. During 2005, Phelps Dodge eliminated postretirement life insurance coverage, unless otherwise provided pursuant to the terms of a collective bargaining agreement, for all active employees who separate from service and retire on or after January 1, 2006. During 2005, Phelps Dodge also eliminated postretirement medical coverage, unless otherwise provided pursuant to the terms of a collective bargaining agreement, for employees hired or rehired on or after February 1, 2005. Postretirement benefits vary among plans, and many plans require contributions from retirees. Phelps Dodge accounts for these benefits on an accrual basis.

In December 2005, Phelps Dodge established and funded two trusts intended to constitute Voluntary Employees’ Beneficiary Association (VEBA) trusts under Section 501(c)(9) of the Internal Revenue Code. One trust is dedicated to funding postretirement medical obligations and the other to funding postretirement life insurance obligations for eligible U.S. retirees. The trusts help provide assurance to participants in these plans that Phelps Dodge will continue to have funds available to meet its obligations under the covered retiree medical and life insurance programs. The trusts, however, will not reduce retiree contribution obligations that help fund these benefits and will not guarantee that retiree contribution obligations will not increase in the future. In December 2005, Phelps Dodge contributed a total of $200 million to these trusts, consisting of $175 million for postretirement medical obligations and $25 million for postretirement life insurance obligations. There were no contributions made to these trusts in 2006. At the end of the 2006 second quarter, each VEBA trust commenced making payments in support of the benefit obligations funded by the respective trust.

Phelps Dodge’s funding policy provides that contributions to the VEBA trusts shall be at least sufficient to pay plan benefits as they come due. Additional contributions may be made from time to time. For participants not eligible to receive amounts from the VEBA trusts, Phelps Dodge’s funding policy provides that contributions shall be at least equal to its cash basis obligation.

During 2006, Phelps Dodge adopted the Phelps Dodge Service Based Defined Contribution Plan, a company-funded defined contribution plan, for employees hired on or after January 1, 2007. This plan is effective January 1, 2007, and eligible employees vest after three years of service. Phelps Dodge’s contribution for each eligible employee is based on each employee’s annual salary and years of service.

Assumed medical-care cost trend rates have a significant effect on the amounts reported for the postretirement medical benefits. The medical care cost trend rates for major medical and basic-only plans over the next year are assumed to be approximately 10 percent and approximately 8 percent, respectively. The rate to which the cost trend rate is assumed to decline (i.e., the ultimate trend rate) is 5 percent by 2013. A 1 percentage-point increase in the assumed health-care cost trend rate would increase net periodic benefit cost by approximately $2 million and increase Phelps Dodge’s postretirement benefit obligation by approximately $10 million; a 1 percentage-point decrease in the assumed health-care cost trend rate would decrease net periodic benefit cost by approximately $1 million and decrease Phelps Dodge’s postretirement benefit obligation by approximately $9 million.

The long-term expected rate of return on plan assets for Phelps Dodge’s postretirement medical and life insurance benefit plans and the discount rate were determined on the same basis as its pension plan. Based on its asset allocation, historical returns on the types of assets held in the trust, and the current economic environment, Phelps Dodge expects its postretirement medical and life insurance benefit assets will earn an average of 3.7 and 4.5 percent per annum, respectively, over the long term beginning January 1, 2007.

The Citibank Pension Discount Curve together with projected future cash flow from the postretirement medical and life insurance benefit plans resulted in discount rates for retiree medical and retiree life of 5.67 percent and 5.71 percent, respectively, at year-end 2006. The discount rates for retiree medical and retiree life were 5.37 percent and 5.41 percent, respectively, at year-end 2005 and 5.75 and 6.00 percent, respectively, at year-end 2004. Changes in this assumption are reflected in Phelps Dodge’s benefit obligation and, therefore, in the liabilities and income or expense records. Changes in the discount rate affect several components of periodic benefit expense/income, one of which is the amount of the cumulative gain or loss that will be recognized. Because gains or losses are only recognized when they fall outside of a calculated corridor, the effect of changes in the discount rate on postretirement expense may not be linear. Each of the first four 25-basis-point increases in Phelps Dodge assumed discount rate assumption as of the beginning of 2007 would decrease Phelps Dodge’s periodic benefit cost by less than $1 million per year during the next three years. Each of the first four 25-basis-point decreases in its assumed discount rate assumption as of the beginning of 2007 would increase its periodic benefit cost by less than $1 million per year during the next three years.

Environmental obligations. Phelps Dodge develops natural resources and creates products that contribute to an enhanced standard of living for people throughout the world. Its mining,

exploration, production and historical operating activities are subject to various stringent laws and regulations governing the protection of the environment, which, from time to time, require significant expenditures. These environmental expenditures for closed facilities and closed portions of operating facilities are expensed or capitalized depending upon their future economic benefits. The general guidance provided by U.S. GAAP requires that liabilities for contingencies be recorded when it is probable that a liability has been incurred before the date of the balance sheet and that the amount can be reasonably estimated.

Significant management judgment and estimates are required to comply with this guidance. Accordingly, each month Phelps Dodge’s senior management reviews, with its environmental remediation management, as well as with its financial and legal management, changes in facts and circumstances associated with its environmental obligations. Judgments and estimates are based upon available facts, existing technology, and current laws and regulations, and they take into consideration reasonably possible outcomes. The estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, required remediation methods, and other actions by or against governmental agencies or private parties.

At December 31, 2006, environmental reserves totaled $377.9 million for environmental liabilities attributed to Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) or analogous state programs and for estimated future costs associated with environmental matters at closed facilities and closed portions of certain facilities. The cost range for reasonably possible outcomes for all reservable remediation sites, where a liability was recognized, was approximately $332 million to $631 million.

Phelps Dodge has a number of sites that are not the subject of an environmental reserve because it is not probable that a successful claim will be made against Phelps Dodge for those sites, but for which there is a reasonably possible likelihood of an environmental remediation liability. At December 31, 2006, the cost range for reasonably possible outcomes for all such sites was approximately $3 million to $18 million. The liabilities arising from potential environmental obligations that have not been reserved at this time may be material to the operating results of any single quarter or year in the future. Phelps Dodge management, however, believes any liability arising from potential environmental obligations is not likely to have a material adverse effect on Phelps Dodge’s liquidity or financial position as such obligations could be satisfied over a number of years.

Reclamation/asset retirement obligations. Reclamation is an ongoing activity that occurs throughout the life of a mine. In accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” Phelps Dodge recognizes asset retirement obligations (AROs) as liabilities when incurred, with initial measurement at fair value. With the adoption of FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143” (FIN 47) in the 2005 fourth quarter, Phelps Dodge recognizes conditional AROs as liabilities when sufficient information exists to reasonably estimate the fair value. These liabilities are accreted to full value over time through charges to income. In addition, asset retirement costs (ARCs) are capitalized as part of the related asset’s carrying value and are depreciated primarily on a units-of-production basis over the asset’s respective useful life. Reclamation costs for future disturbances are recognized as an ARO and as a related ARC in the period of the disturbance. Phelps Dodge’s cost estimates are reflected on a third-party cost basis and comply with Phelps Dodge’s legal obligation to retire tangible, long-lived assets as defined by SFAS No. 143. These cost estimates may differ from financial assurance cost estimates due to a variety of factors, including obtaining updated cost estimates for reclamation activities, the timing of reclamation activities, changes in the scope of reclamation activities and the exclusion of certain costs not accounted for under SFAS No. 143.

Generally, ARO activities are specified by regulations or in permits issued by the relevant governing authority. Significant management judgment and estimates are required in estimating the extent and timing of expenditures based on life-of-mine planning. Accordingly, on a quarterly basis, Phelps Dodge’s senior management reviews, with its environmental and reclamation management as well as its financial and legal management, changes in facts and circumstances associated with its AROs. Judgments and estimates are based upon available facts, existing technology and current laws and regulations, and they take into consideration reasonably possible outcomes.

At December 31, 2006, Phelps Dodge estimated its share of the total cost of AROs, including anticipated future disturbances and cumulative payments, at approximately $1.4 billion (unescalated, undiscounted and on a third-party cost basis), leaving approximately $900 million remaining to be accreted over time. These aggregate costs may increase or decrease materially in the future as a result of changes in regulations, engineering designs and technology, permit modifications or updates, mine plans or other factors and as actual reclamation spending occurs. For example, the fair value cost estimate for its Chino Mines Company has increased from an initial estimate (third-party cost basis) of approximately $100 million in early 2001 to approximately $395 million primarily resulting from negotiations with the relevant governing authorities. ARO activities and expenditures generally are made over an extended period of time commencing near the end of the mine life; however, certain reclamation activities could be accelerated if they are determined to be economically beneficial.

Liabilities for contingencies and litigation are recorded when it is probable that obligations have been incurred and the costs reasonably can be estimated. Gains for contingencies and litigation are recorded when realized.

Consolidated financial results

Interests in Phelps Dodge’s majority-owned subsidiaries are reported using the full-consolidation method. Phelps Dodge fully consolidates the results of operations and the assets and liabilities of these subsidiaries and reports the minority interests in its Consolidated Financial Statements. All material intercompany balances and transactions are eliminated. Other investments in undivided interests and unincorporated mining joint ventures that are limited to the extraction of minerals are accounted for using the proportional-consolidation method. This includes the Morenci mine, located in Arizona, in which Phelps Dodge holds an 85 percent undivided interest.

On November 15, 2005, Phelps Dodge entered into an agreement to sell Columbian Chemicals. The transaction was completed on March 16, 2006. As a result of the transaction, the operating results of Columbian have been reported separately from continuing operations and shown as discontinued operations in the Consolidated Statement of Income for all periods presented. Note that the results of discontinued operations are not necessarily indicative of the results of Columbian on a stand-alone basis. Except as otherwise indicated, all discussions and presentations of financial results are based on results from continuing operations.

All per share amounts for 2005 and 2004 have been adjusted to reflect the March 10, 2006, two-for-one stock split.

All references to earnings or losses per common share are based on diluted earnings or losses per common share.

For comparative purposes, certain amounts for 2005 and 2004 have been reclassified to conform to current-year presentation.

Consolidated financial results for the years 2006, 2005 and 2004 were as follows:

(Dollars in millions, except per share data)	2006	2005	2004

Sales and other operating revenues	$11,910.4	8,287.1	6,415.2
Operating income	4,226.9	1,764.9	1,474.9
Minority interests in consolidated subsidiaries	(792.4)	(190.4)	(201.1)
Income from continuing operations before cumulative effect of accounting change	3,035.9	1,583.9	1,023.6
Income (loss) from discontinued operations	(18.1)	(17.4)	22.7
Cumulative effect of accounting change	—	(10.1)	—

Net income	$3,017.8	1,556.4	1,046.3

Basic earnings per common share(a):
Income from continuing operations before cumulative effect of accounting change	$15.00	8.06	5.41
Income (loss) from discontinued operations	(0.09)	(0.09)	0.12
Cumulative effect of accounting change	—	(0.05)	—

Basic earnings per common share	$14.91	7.92	5.53

Diluted earnings per common share(a):
Income from continuing operations before cumulative effect of accounting change	$14.92	7.82	5.18
Income (loss) from discontinued operations	(0.09)	(0.08)	0.11
Cumulative effect of accounting change	—	(0.05)	—

Diluted earnings per common share	$14.83	7.69	5.29

(a)	Earnings per common share for 2005 and 2004 have been adjusted to reflect the March 10, 2006 two-for-one stock split.

In 2006, consolidated net income was $3.0 billion, or $14.83 per common share, including an after-tax charge of $766.8 million, or $3.77 per common share, for mark-to-market accounting adjustments on our 2006 and 2007 copper collars and copper put options. Also included in consolidated net income for 2006 were (i) special, net gains from continuing operations of $375.1 million, or $1.84 per common share, after taxes and (ii) a loss from discontinued operations of $18.1 million, or 9 cents per common share, which included special, net charges of $30.9 million, or 15 cents per common share, after taxes.

In 2005, consolidated net income was $1.6 billion, or $7.69 per common share, including an after-tax charge of $312.0 million, or $1.54 per common share, for mark-to-market accounting adjustments on Phelps Dodge’s 2005, 2006 and 2007 copper collars and copper put options. Also included in consolidated net income for 2005 were (i) special, net charges from continuing operations of $1.4 million, or 1 cent per common share, after taxes, (ii) a loss from discontinued operations of $17.4 million, or 8 cents per common share, which included special, net charges of $42.6 million, or 21 cents per common share, after taxes and (iii) an after-tax charge of $10.1 million, or 5 cents per common share for a cumulative effect of accounting change.

The $1,462.1 million increase in income from continuing operations in 2006 compared with 2005 primarily was due to the effects of (i) higher average copper prices (approximately $3.4 billion), (ii) lower asset impairment charges ($421.6 million) mostly due to the absence of 2005 second quarter charges recorded at PDMC, (iii) the 2006 net gain recognized from the Inco termination fee ($435.1 million), (iv) higher interest income (approximately $116 million) and (v) higher earnings from primary molybdenum mines (approximately $107 million). These were partially offset by (i) the negative impact of higher net copper pricing adjustments for Phelps Dodge’s copper collars and copper put options (approximately $598 million) and for provisionally priced copper contracts at December 31, 2006 (approximately $83 million), (ii) a higher tax provision ($433.2 million) primarily due to higher earnings, net of the reversal of U.S. deferred tax asset valuation allowances, (iii) the absence of the 2005 gain recognized on the sale of Phelps Dodge’s Southern Peru Copper Corporation (SPCC) investment ($438.4 million), (iv) higher minority interests in consolidated subsidiaries ($602.0 million) mostly resulting from increased earnings at Phelps Dodge’s South American mining operations and the reduction of its ownership interests in Cerro Verde and Ojos del Salado, (v) higher copper production costs (approximately $426 million), (vi) lower by-product molybdenum revenues (approximately $208 million) and (vii) the absence of the 2005 change-in-interest gains ($168.3 million) associated with Cerro Verde and Ojos del Salado stock issuances.

In 2004, consolidated net income was $1.0 billion, or $5.29 per common share. Also, included in consolidated net income for 2004 was income from discontinued operations of $22.7 million, or 11 cents per common share, which included a special charge of $4.5 million, or 2 cents per common share, after taxes.

The $550.2 million increase in income from continuing operations in 2005 compared with 2004 primarily was due to the effects of (i) higher average copper prices (approximately $946 million) and other net pricing adjustments (approximately $50 million) mostly for provisionally priced copper contracts at December 31, 2005, (ii) higher by-product molybdenum revenues (approximately $551 million) due to higher prices, (iii) the gain recognized on the sale of our SPCC investment ($438.4 million), (iv) higher earnings from primary molybdenum mines (approximately $222 million) and (v) the change-in-interest gains ($168.3 million) associated with Cerro Verde and Ojos del Salado stock issuances. These were partially offset by (i) higher copper production costs (approximately $525 million), (ii) a higher tax provision ($445.7 million) primarily due to higher earnings, higher foreign dividend taxes and tax on unremitted foreign earnings, (iii) higher asset impairment charges ($430.8 million) mostly recorded at PDMC in the 2005 second quarter, (iv) the negative impact of net copper pricing adjustments for Phelps Dodge’s copper collars and copper put options (approximately $411 million) and (v) higher special, net charges for environmental provisions ($54.4 million) recognized for closed facilities and closed portions of operating facilities.

Special items, net of taxes (includes special items and provisions, net, in operating income and other non-operating significant items affecting comparability of results)

Throughout this Management’s discussion and analysis of financial condition and results of operations of Phelps Dodge, there is disclosure and discussion of what Phelps Dodge management believes to be special items. Special items include those operating and non-operating items that Phelps Dodge’s management believes should be separately disclosed to assist in the understanding of the financial performance of Phelps Dodge and the comparability of its results. Such special items and provisions are primarily unpredictable and atypical of Phelps Dodge’s operations in a given period. In certain instances, certain transactions such as restructuring costs, asset impairment charges, certain asset disposals, certain legal matters, early debt extinguishment costs or certain tax items are reflected as special items or other non-operating significant items as they are not considered representative of the normal course of business. Additionally, environmental provisions and recoveries are included due to their nature and the impact of these amounts on comparison between periods. Phelps Dodge believes consistent identification, disclosure and discussion of such items, both favorable and unfavorable, provide additional information to assess the quality of its performance and its earnings or losses. In addition, Phelps Dodge’s management measures the performance of its reportable segments excluding special items. This supplemental information is not a substitute for any U.S. GAAP measure and should be evaluated within the context of our U.S. GAAP results. The tax impacts of the special items were determined at the marginal effective tax rate of the appropriate taxing jurisdictions, including provision for a valuation allowance, if warranted. Any supplemental information references to earnings, losses or results excluding special items or before special items is a non-GAAP measure that may not be comparable to similarly titled measures reported by other companies.

Note: Supplemental data

The following table summarizes consolidated net income, special items, and the resultant net income excluding these special items, net of taxes for the years 2006, 2005 and 2004:

(Dollars in millions)	2006	2005	2004

Net income	$3,017.8	1,556.4	1,046.3
Special items, net of taxes	344.2	(54.1)	(50.4)

Net income excluding special items (after taxes)	$2,673.6	1,610.5	1,096.7

Note: Supplemental data

The following table summarizes the special items for the year ended December 31, 2006:

Consolidated statement of income line item			$/Share
(Dollars in millions, except per share data)	Pre-tax	After-tax	After-tax

Special items and provisions, net (included in operating income):
PDMC (see Business Segment disclosure)	$(45.6)	(34.6)	(0.17)

PDI (see Business Segment disclosure)	(15.8)	(16.6)	(0.08)

Corporate and other—
Environmental provisions, net	(22.2)	(16.9)	(0.08)
Environmental insurance recoveries, net	0.4	0.3	–
Asset impairment charges	(2.8)	(2.1)	(0.01)
Historical legal matters	(4.2)	(3.2)	(0.02)
Lease termination settlement	(3.9)	(3.0)	(0.01)
Sale of non-core real estate	0.5	0.4	–

	(32.2)	(24.5)	(0.12)

Special items and provisions, net (included in operating income)	(93.6)	(75.7)	(0.37)

Other non-operating significant items affecting comparability of results:
Inco termination fee	435.1	330.7	1.62

Provision for taxes on income(a):
Tax on unremitted foreign earnings	–	(9.5)	(0.05)
Reversal of U.S. deferred tax asset valuation allowance	–	127.5	0.63
Reversal of Minera PD Peru deferred tax asset valuation allowance	–	0.2	–

	–	118.2	0.58

Minority interests in consolidated subsidiaries(b):
Tax on unremitted foreign earnings	–	1.9	0.01

Discontinued operations(c):
Loss on disposal	(15.9)	(16.5)	(0.08)
Transaction and employee-related costs	(14.4)	(14.4)	(0.07)

	(30.3)	(30.9)	(0.15)

	$311.2	344.2	1.69

(a)	Provision for taxes on income of $1,010.2 million, as reflected in the consolidated statement of income, included other amounts that have not been separately disclosed as special items as these amounts are typical and representative of the normal course of Phelps Dodge’s business in a given period.

(b)	Minority interests in consolidated subsidiaries of $792.4 million, as reflected in the consolidated statement of income, included other amounts that have not been separately disclosed as special items as these amounts are typical and representative of the normal course of Phelps Dodge’s business in a given period.

(c)	Loss from discontinued operations of $18.1 million, as reflected in the consolidated statement of income, included the operating results of Columbian Chemicals of $12.8 million, which has not been separately disclosed as special items.

Following is a discussion of other non-operating significant items affecting the comparability of results for the year ended December 31, 2006:

Inco termination fee. In connection with terminating the Combination Agreement with Inco Ltd. (Inco), Phelps Dodge recognized a pre-tax net gain of $435.1 million ($330.7 million after-tax). The termination fee consisted of gross proceeds of approximately $356 million (approximately $316 million net of expenses) received during 2006. Phelps Dodge also recorded an income tax receivable of approximately $119 million for the remaining proceeds associated with Canadian income taxes withheld, which Phelps Dodge expects to receive in 2007. See “Other matters relating to the consolidated statement of income—Inco termination fee.”

Provision for taxes on income. Tax on unremitted prior years’ foreign earnings of $9.5 million ($7.6 million net of minority interest) was recognized in the 2006 fourth quarter at Phelps Dodge’s 80 percent owned Ojos del Salado underground mine.

A tax benefit of $127.7 million was recognized for the reversal of U.S. ($127.5 million) and Minera PD Peru ($0.2 million) deferred tax asset valuation allowances that are expected to be realized after 2006.

The following table summarizes the special items for the year ended December 31, 2005:

Consolidated statement of income line item			$/Share
(Dollars in millions, except per share data)	Pre-tax	After-tax	After-tax(a)

Special items and provisions, net (included in operating income):
PDMC (see Business Segment disclosure)	$(447.3)	(342.4)	(1.69)

PDI (see Business Segment disclosure)	(18.6)	(14.2)	(0.07)

Corporate and other—
Environmental provisions, net	(75.4)	(57.6)	(0.28)
Environmental insurance recoveries, net	2.1	1.6	0.01
Historical legal matters	4.9	4.6	0.02
Sale of non-core real estate	11.2	8.5	0.04

	(57.2)	(42.9)	(0.21)

Special items and provisions, net (included in operating income)	(523.1)	(399.5)	(1.97)

Other non-operating significant items affecting comparability of results:
Early debt extinguishment costs	(54.0)	(41.3)	(0.20)

Gain on sale of cost-basis investment	438.4	388.0	1.92

Change in interest gains:
Cerro Verde stock issuance	159.5	172.9	0.85
Ojos del Salado stock issuance	8.8	8.8	0.04

	168.3	181.7	0.89

Provision for taxes on income(b):
Foreign dividend taxes	–	(88.1)	(0.44)
Tax on unremitted foreign earnings	–	(43.1)	(0.21)
Tax charge associated with minimum pension liability reversal	–	(23.6)	(0.12)
Reversal of U.S. deferred tax asset valuation allowance	–	4.0	0.02
Reversal of Phelps Dodge Brazil deferred tax asset valuation allowance	–	11.9	0.06

	–	(138.9)	(0.69)

Minority interests in consolidated subsidiaries(c):
Tax on unremitted foreign earnings	–	8.6	0.04

Consolidated statement of income line item			$/Share
(Dollars in millions, except per share data)	Pre-tax	After-tax	After-tax(a)

Discontinued operations(d):
Transaction and employee-related costs	(5.8)	(5.0)	(0.02)
Goodwill impairment charge	(89.0)	(67.0)	(0.33)
Transaction and dividend taxes	–	(7.6)	(0.04)
Deferred income tax benefit	–	37.0	0.18

	$(94.8)	(42.6)	(0.21)

Cumulative effect of accounting change	(13.5)	(10.1)	(0.05)

	$(78.7)	(54.1)	(0.27)

(a)	After-tax per common share amounts have been adjusted to reflect the March 10, 2006 two-for-one stock split.

(b)	Provision for taxes on income of $577.0 million, as reflected in the consolidated statement of income, included other amounts that have not been separately disclosed as special items as these amounts are typical and representative of the normal course of Phelps Dodge’s business in a given period.

(c)	Minority interests in consolidated subsidiaries of $190.4 million, as reflected in the consolidated statement of income, included other amounts that have not been separately disclosed as special items as these amounts are typical and representative of the normal course of Phelps Dodge’s business in a given period.

(d)	Loss from discontinued operations of $17.4 million, as reflected in the consolidated statement of income, included the operating results of Columbian of $25.2 million, which have not been separately disclosed as special items.

Following is a discussion of other non-operating significant items affecting the comparability of results for the year ended December 31, 2005:

Early debt extinguishment costs. In July 2005, Phelps Dodge completed a tender offer for its 8.75 percent Notes due in 2011, which resulted in the retirement of long-term debt with a book value of approximately $280 million (representing approximately 72 percent of the outstanding notes). This resulted in a 2005 pre-tax charge of $54.0 million ($41.3 million after-tax), including purchase premiums, for early debt extinguishment costs.

Gain on sale of cost-basis investment. On June 9, 2005, Phelps Dodge entered into an Underwriting Agreement with Citigroup Global Markets, Inc., UBS Securities LLC, SPCC, Cerro Trading Company, Inc. and SPC Investors, LLC. On June 15, 2005, pursuant to the Underwriting Agreement, Phelps Dodge sold all of its SPCC common shares to the underwriters for a net purchase price of $40.635 per share (based on a market purchase price of $42.00 per share less underwriting fees). The transaction resulted in a 2005 pre-tax gain of $438.4 million ($388.0 million after-tax).

Change in interest gains. In the 2005 second quarter, Phelps Dodge’s Cerro Verde copper mine in Peru completed a general capital increase transaction. The transaction resulted in SMM Cerro Verde Netherlands B.V. acquiring an equity position in Cerro Verde totaling 21.0 percent. In addition, Compañía de Minas Buenaventura S.A.A. (Buenaventura) increased its ownership position in Cerro Verde to 18.2 percent, and the remaining minority shareholders owned 7.2 percent of Cerro Verde through shares publicly traded on the Lima Stock Exchange. As a result of the transaction, Phelps Dodge’s equity interest in Cerro Verde was reduced from 82.5 percent to its current 53.56 percent.

In connection with the transaction, Cerro Verde issued 122.7 million of its common shares at $3.6074 per share to SMM Cerro Verde Netherlands B.V., Buenaventura and the remaining minority shareholders, and received $441.8 million in cash (net of $1.0 million of expenses). This stock issuance transaction resulted in a 2005 pre-tax gain of $159.5 million ($172.9 million after-tax) associated with the change in interest. The $13.4 million tax benefit related to this transaction included a reduction in deferred tax liabilities ($16.1 million) resulting from the recognition of certain book adjustments to reflect the dilution of Phelps Dodge’s ownership interest, partially offset by taxes charged ($2.7 million) on the transfer of stock subscription rights to Buenaventura and SMM Cerro Verde Netherlands B.V. The inflow of capital from Buenaventura and SMM Cerro Verde Netherlands B.V. has been used to partially finance the approximate $850 million expansion project to mine a primary sulfide ore body beneath the leachable ore body currently in production at Cerro Verde.

In the 2005 fourth quarter, the Ojos del Salado copper mine in Chile completed a general capital increase transaction. The transaction resulted in SMMA Candelaria, Inc. acquiring a partnership interest in Ojos del Salado totaling 20 percent, thereby reducing Phelps Dodge’s interest from 100 percent to its current 80 percent. In connection with the transaction, Ojos del Salado issued 2,500 of its Series B Preferential Stock (Series B Common Shares) at $10,000 per share to SMMA Candelaria, Inc. and received $24.8 million in cash (net of $0.2 million in expenses). The stock issuance transaction resulted in a 2005 gain of $8.8 million (before and after taxes) associated with the change in interest.

Provision for taxes on income. Foreign dividend taxes of $88.1 million were recognized in 2005, consisting of tax expense of $2.4 million for U.S. taxes incurred with respect to dividends received from Cerro Verde and $85.7 million for U.S. and foreign taxes incurred with respect to dividends received from certain South American operations in the 2005 fourth quarter and early January 2006.

Tax on unremitted foreign earnings of $43.1 million ($34.5 million net of minority interest) was recognized in the 2005 fourth quarter at Phelps Dodge’s 80 percent-owned Candelaria copper mine.

Tax expense of $23.6 million was recognized in connection with the funding of the minimum pension liability associated with Phelps Dodge’s U.S. qualified pension plans.

A tax benefit of $4.0 million was recognized for the reversal of the valuation allowance associated with U.S. deferred tax assets that were expected to be realized after 2005, and a tax benefit of $11.9 million was recognized for the reversal of the valuation allowance associated with deferred tax assets at Phelps Dodge’s Brazilian wire and cable operation that were expected to be realized after 2005.

Cumulative effect of accounting change. A 2005 pre-tax charge of $13.5 million ($10.1 million after-tax) was recorded as a cumulative effect of accounting change associated with the adoption of FIN 47.

The following table summarizes the special items for the year ended December 31, 2004:

Consolidated statement of income line item			$/Share
(Dollars in millions, except per share data)	Pre-tax	After-tax	After-tax(a)

Special items and provisions, net (included in operating income):
PDMC (see Business Segment disclosure)	$(11.3)	(8.3)	(0.05)

PDI (see Business Segment disclosure)	(11.4)	(8.3)	(0.04)

Corporate and other—
Environmental provisions, net	(41.8)	(31.8)	(0.16)
Environmental insurance recoveries, net	0.2	0.1	–
Historical legal matters	2.7	(0.5)	–

	(38.9)	(32.2)	(0.16)

Consolidated statement of income line item			$/Share
(Dollars in millions, except per share data)	Pre-tax	After-tax	After-tax(a)

Special items and provisions, net (included in operating income)	(61.6)	(48.8)	(0.25)

Other non-operating significant items affecting comparability of results:
Interest expense(b):
Texas franchise tax matter	(0.9)	(0.7)	–

Early debt extinguishment costs	(43.2)	(34.3)	(0.17)

Miscellaneous income and expense, net(c):
Cost-basis investment write-downs	(11.1)	(9.9)	(0.05)
Gain on sale of miscellaneous asset	10.1	10.1	0.05
Historical legal matter	9.5	7.2	0.04

	8.5	7.4	0.04

Provision for taxes on income(d):
Foreign dividend taxes	–	(9.6)	(0.05)
Phelps Dodge Brazil deferred tax asset valuation allowance	–	(9.0)	(0.05)
Reversal of El Abra deferred tax asset valuation allowance	–	30.8	0.16
Reversal of U.S. deferred tax asset valuation allowance	–	30.0	0.15

	–	42.2	0.21

Minority interests in consolidated subsidiaries(e):
Reversal of El Abra deferred tax asset valuation allowance	–	(15.1)	(0.08)
Candelaria early debt extinguishment costs	–	2.5	0.01
El Abra early debt extinguishment costs	–	0.9	0.01

	–	(11.7)	(0.06)

Discontinued operations(f):
Asset impairment charge	(5.9)	(4.5)	(0.02)

	$(103.1)	(50.4)	(0.25)

(a)	After-tax per common share amounts have been adjusted to reflect the March 10, 2006 two-for-one stock split.

(b)	Interest expense of $123.2 million, as reflected in the consolidated statement of income, included other amounts that have not been separately disclosed as special items as these amounts are typical and representative of the normal course of Phelps Dodge’s business in a given period.

(c)	Miscellaneous income and expense, net, of $45.3 million, as reflected in the consolidated statement of income, included other amounts that have not been separately disclosed as special items, as these amounts are typical and representative of the normal course of Phelps Dodge’s business in a given period.

(d)	Provision for taxes on income of $131.3 million, as reflected in the consolidated statement of income, included other amounts that have not been separately disclosed as special items as these amounts are typical and representative of the normal course of Phelps Dodge’s business in a given period.

(e)	Minority interests in consolidated subsidiaries of $201.1 million, as reflected in the consolidated statement of income, included other amounts that have not been separately disclosed as special items, as these amounts are typical and representative of the normal course of Phelps Dodge’s business in a given period.

(f)	Income from discontinued operations of $22.7 million, as reflected in the consolidated statement of income, included the operating results of Columbian of $27.2 million, which have not been separately disclosed as special items.

Following is a discussion of other non-operating significant items affecting the comparability of results for the year ended December 31, 2004:

Interest expense. In 2004, it was determined that Phelps Dodge and certain of its subsidiaries were considered to conduct business in Texas due to the activities of affiliates in that state. As a result, Phelps Dodge was obligated to pay franchise taxes that they had not previously paid. The appropriate payments were made under the state’s amnesty program, which were accrued at the end of 2003. In the 2004 first quarter, a pre-tax charge of $0.9 million ($0.7 million after-tax) was recognized for interest associated with this Texas franchise tax matter.

Early debt extinguishment costs. During 2004, Phelps Dodge began its stated program of lowering the its debt, reducing interest expense and managing the maturity profile of its long-term commitments by making early payments on certain long-term debt. These early payments resulted in the recognition of total 2004 pre-tax charges of $43.2 million ($30.9 million after-tax and net of minority interests) for early debt extinguishment costs. See “Other matters relating to the consolidated statement of income — Early debt extinguishment costs.”

Miscellaneous income and expense, net. During 2004, pre-tax charges of $11.1 million ($9.9 million after-tax) were recognized for the write-down of two cost-basis investments.

In 2004, a gain of $10.1 million (before and after-taxes) was recognized for the sale of a miscellaneous asset associated with uranium royalty rights in Australia.

In 2004, a pre-tax gain of $9.5 million ($7.2 million after-tax) was recognized in connection with a favorable settlement of an historical legal matter.

Provision for taxes on income. Foreign dividend taxes of $9.6 million were recognized in the 2004 fourth quarter for U.S. and foreign taxes expected to be incurred with respect to dividends anticipated to be received from Cerro Verde in 2005. Tax expense of $9.0 million was recognized for a valuation allowance for deferred tax assets at Phelps Dodge’s Brazilian wire and cable operation.

A tax benefit of $30.8 million ($15.7 million net of minority interest) was recognized for the reversal of the valuation allowance associated with deferred tax assets that were expected to be realized after 2004 at Phelps Dodge’s 51 percent-owned El Abra copper mine.

A tax benefit of $30.0 million was recognized for the reversal of the valuation allowance associated with U.S. deferred tax assets that were expected to be realized after 2004.

Discontinued operations. Due to continued excess capacity in the North American market, in 2004, a pre-tax asset impairment charge of $5.9 million ($4.5 million after-tax) was recognized at Columbian Chemicals’ El Dorado, Arkansas, facility.

Business divisions

Results for 2006, 2005 and 2004 can be meaningfully compared by separate reference to Phelps Dodge’s business divisions, PDMC and PDI. PDMC is Phelps Dodge’s international business division comprising vertically integrated copper operations from mining through rod production, molybdenum operations from mining through conversion to chemical and metallurgical products, marketing and sales, and worldwide mineral exploration, technology and project development programs. PDI, the international manufacturing division of Phelps Dodge, consists of its Wire and Cable segment, which produces engineered products principally for the global energy sector.

On November 15, 2005, Phelps Dodge entered into an agreement to sell Columbian Chemicals. The transaction was completed on March 16, 2006. As a result of the transaction, the operating results of Columbian have been reported separately from continuing operations and shown as discontinued operations in the Consolidated Statement of Income for all periods presented.

In addition, on November 15, 2005, Phelps Dodge entered into an agreement to sell substantially all of its North American magnet wire assets, previously reported as part of the Wire and Cable segment, to Rea. The transaction was completed on February 10, 2006. On March 4, 2006, Phelps Dodge entered into an agreement to sell HPC, previously reported as part of the Wire and Cable segment, to IWG. The transaction was completed on March 31, 2006. Neither transaction met the criteria for classification as discontinued operations as Phelps Dodge is continuing to supply Rea with copper rod and IWG with copper rod and certain copper alloys.

Significant events and transactions have occurred within the reportable segments of each business division that, as indicated in the separate discussions presented below, are material to an understanding of the particular year’s results and to a comparison with results of the other periods.

Results of Phelps Dodge Mining Company

PDMC is Phelps Dodge’s international business division comprising its vertically integrated copper operations from mining through rod production, molybdenum operations from mining through conversion to chemical and metallurgical products, marketing and sales, and worldwide mineral exploration, technology and project development programs. PDMC includes 11 reportable segments and other mining activities.

PDMC has five reportable copper production segments in the United States (Morenci, Bagdad, Sierrita, Chino/Cobre and Tyrone) and three reportable copper production segments in South America (Candelaria/Ojos del Salado, Cerro Verde and El Abra). These segments include open-pit mining, underground mining, sulfide ore concentrating, leaching, solution extraction and electrowinning. In addition, the following mines produce by-products: the Candelaria, Ojos del Salado, Morenci, Bagdad, Sierrita and Chino mines produce gold and silver; the Bagdad, Sierrita and Chino mines produce molybdenum and rhenium; and the Cerro Verde mine produces molybdenum and silver.

The Manufacturing segment consists of conversion facilities, including our smelter, refinery, rod mills and specialty copper products facility. The Manufacturing segment processes copper produced at our mining operations and copper purchased from others into copper anode, cathode, rod and custom copper shapes. In addition, at times it smelts and refines copper and produces copper rod and shapes for customers on a toll basis. Toll arrangements require the tolling customer to deliver appropriate copper-bearing material to PDMC’s facilities, which PDMC then processes into a product that is returned to the customer. The customer pays PDMC for processing its material into the specified products.

The Sales segment functions as an agent to purchase and sell copper from Phelps Dodge’s U.S. mines and Manufacturing segment. It also purchases and sells any copper not sold by Phelps Dodge’s South American Mines to third parties. Copper is sold to others primarily as rod, cathode or concentrate. Copper rod historically was sold to the HPC and Magnet Wire North American operations of PDI’s Wire and Cable segment. Since the disposition of those businesses, Phelps Dodge has continued to sell copper rod and certain copper alloys to them.

The Primary Molybdenum segment consists of the Henderson and Climax mines, related conversion facilities and a technology center. This segment is an integrated producer of molybdenum, with mining, roasting and processing facilities that produce high-purity, molybdenum-based chemicals, molybdenum metal powder and metallurgical products, which are sold to customers around the world. In addition, at times this segment roasts and/or processes material on a toll basis. Toll arrangements require the tolling customer to deliver appropriate molybdenum-

bearing material to PDMC’s facilities, which PDMC then processes into a product that is returned to the customer. The customer pays PDMC for processing its material into the specified products. This segment also includes a technology center whose primary activity is developing, marketing and selling new engineered products and applications.

PDMC Other, although not a reportable segment, includes Phelps Dodge’s worldwide mineral exploration and development programs, a process technology center whose primary activities comprise improving existing processes and developing new cost-competitive technologies, other ancillary operations, including Phelps Dodge’s Miami, Bisbee and Tohono operations, and eliminations within PDMC.

Major operating and financial results of PDMC are summarized in the following table:

	Years ended December 31,
(Dollars in millions, except per pound amounts)	2006	2005	2004

Sales and other operating revenues to unaffiliated customers	$10,656.4	7,097.5	5,443.4
Operating income	$4,365.7	1,929.9	1,606.7
Operating income before special items and provisions, net	$4,411.3	2,377.2	1,618.0
Minority interests in consolidated subsidiaries(a)	$(784.9)	(184.9)	(196.8)
Copper production (thousand short tons):
Total copper production	1,279.9	1,288.0	1,323.6
Less undivided interest(b)	61.2	60.0	63.0

Copper production on a consolidated basis	1,218.7	1,228.0	1,260.6
Less minority participants’ shares(a)	212.4	185.7	178.9

Copper production on a pro rata basis	1,006.3	1,042.3	1,081.7

Copper sales (thousand short tons):
Total copper sales from own mines	1,275.6	1,298.4	1,331.9
Less undivided interest(b)	61.1	60.0	63.0

Copper sales from own mines on a consolidated basis	1,214.5	1,238.4	1,268.9
Less minority participants’ shares(a)	211.4	186.8	179.8

Copper sales from own mines on a pro rata basis	1,003.1	1,051.6	1,089.1

Purchased copper	367.8	410.7	433.0

Total copper sales on a consolidated basis	1,582.3	1,649.1	1,701.9

LME average spot copper price per pound—cathodes	$3.049	1.669	1.300
COMEX average spot copper price per pound—cathodes	$3.089	1.682	1.290
Molybdenum production (million pounds)	68.2	62.3	57.5
Molybdenum sales (million pounds):
Net Phelps Dodge share from own mines	68.8	59.9	63.1
Purchased molybdenum	8.3	12.9	12.9

Total molybdenum sales	77.1	72.8	76.0

Metals Week:
Molybdenum Dealer Oxide mean price per pound	$24.75	31.73	16.41
M-1 price per pound	$24.90	32.12	14.42

(a)	Minority participant interests include (i) a 20 percent partnership interest in Candelaria in Chile owned by SMMA Candelaria, Inc., Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation, (ii) a 49 percent partnership interest in the El Abra copper mining operation in Chile held by Corporación Nacional del Cobre de Chile (CODELCO), (iii) a 17.5 percent equity interest through May 31, 2005, and a 46.44 percent equity interest beginning June 1, 2005, in the Cerro Verde copper mining operation in Peru held by SMM Cerro Verde Netherlands B.V., Compañía de Minas Buenaventura S.A.A. and other shareholders, and (iv) a 20 percent partnership interest beginning December 23, 2005, in the Ojos del Salado copper mining operation in Chile held by SMMA Candelaria, Inc.

(b)	Represents a 15 percent undivided interest in Morenci, Arizona, copper mining complex held by Sumitomo Metal Mining Arizona, Inc.

(Thousand short tons)	2006	2005	2004

Minority participants’ share of copper production:
Candelaria	37.4	35.9	44.1
Ojos del Salado	5.4	0.1	–
Cerro Verde	51.5	35.9	17.1
El Abra	118.1	113.8	117.7

	212.4	185.7	178.9

Total PDMC division—sales

PDMC’s sales and other operating revenues to unaffiliated customers increased $3.6 billion, or 50 percent, in 2006 compared with 2005. The increase primarily reflected higher average copper prices (approximately $4.4 billion) and higher primary molybdenum sales volumes (approximately $113 million); partially offset by higher net copper pricing adjustments for Phelps Dodge’s copper collars and copper put options (approximately $598 million) and for provisionally priced copper contracts at December 31, 2006 (approximately $83 million) and lower average molybdenum realizations (approximately $310 million).

The increase of $1.7 billion, or 30 percent, in sales and other operating revenues to unaffiliated customers in 2005 compared with 2004 reflected (i) higher average copper prices (approximately $1.2 billion) and other net pricing adjustments (approximately $50 million) mostly for provisionally priced copper contracts at December 31, 2005, (ii) higher average molybdenum realizations (approximately $962 million), (iii) higher molybdenum tolling revenues (approximately $24 million) and (iv) higher precious metals and by-product revenue (approximately $16 million). These were partially offset by (i) the negative impact of net copper pricing adjustments for Phelps Dodge’s copper collars and copper put options (approximately $411 million), (ii) lower copper sales volumes, including purchased copper (approximately $150 million), (iii) higher markdown of concentrates from cathode prices due to higher treatment and refining charges (approximately $59 million) and (iv) lower primary molybdenum sales volumes (approximately $40 million).

PDMC’s sales and other operating revenues to unaffiliated customers for the years ended December 31, 2006 and 2005, were negatively impacted by Phelps Dodge’s 2005, 2006 and 2007 copper collar price protection programs. These programs represented approximately 97 percent of El Abra’s copper sales and approximately 11 percent of PDMC’s remaining copper sales in 2005, approximately 28 percent of copper sales in 2006 and approximately 20 percent of expected annual copper sales for 2007. As these sales do not qualify for hedge accounting treatment under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” the entire quantity hedged was adjusted to fair market value based on the London Metal Exchange (LME) forward curve prices at December 31, 2006 and 2005, with the gain or loss recorded in revenues. The actual impact of Phelps Dodge’s 2007 zero-premium copper collar price protection program will not be fully determinable until the maturity of the copper collars at December 31, 2007, with final adjustments based on the average annual price. Approximately 89 percent of copper sales (excluding El Abra) in 2005, approximately 72 percent of copper sales in 2006 and approximately 80 percent for 2007 were or are not covered by the copper collar price protection programs and, therefore, have and will participate fully in higher LME and COMEX copper prices.

Total PDMC division—operating income

PDMC reported operating income of $4.4 billion in 2006, including special, net pre-tax charges of $45.6 million, compared with operating income of $1.9 billion in 2005, including special, net pre-tax charges of $447.3 million, and operating income of $1.6 billion in 2004, including special, net pre-tax charges of $11.3 million.

The increase in operating income of $2,435.8 million, or 126 percent, for 2006 compared with 2005 primarily included the effects of higher average copper prices (approximately $3.4 billion), lower special, net pre-tax charges ($401.7 million) mostly associated with the absence of asset impairment charges recognized in the 2005 second quarter, and higher primary molybdenum earnings (approximately $107 million). These were partially offset by (i) higher net copper pricing adjustments for Phelps Dodge’s copper collars and copper put options (approximately $598 million) and for provisionally priced copper contracts at December 31, 2006 (approximately $83 million), (ii) higher copper production costs (approximately $426 million) and (iii) lower by-product molybdenum revenues (approximately $208 million). Higher copper production costs were primarily due to (i) higher mining and milling costs (approximately $330 million), (ii) higher smelting, refining and freight costs (approximately $113 million), (iii) higher depreciation expense (approximately $21 million) and (iv) higher energy costs (approximately $14 million); partially offset by an increase in work-in-process inventories (approximately $52 million).

The increase in operating income of $323.2 million, or 20 percent, for 2005 compared with 2004 primarily included (i) the effects of higher average copper prices (approximately $946 million) and other net pricing adjustments (approximately $50 million) mostly for provisionally priced copper contracts at December 31, 2005, (ii) higher by-product molybdenum revenues (approximately $551 million) mostly due to higher prices, (iii) higher primary molybdenum earnings (approximately $222 million) and (iv) gains associated with the sale of exploration properties (approximately $15 million). These were partially offset by (i) higher copper production costs (approximately $525 million), (ii) higher special, net pre-tax charges ($436.0 million) mostly associated with asset impairment charges recorded in the 2005 second quarter, (iii) the negative impact of net copper pricing adjustments for Phelps Dodge’s copper collars and copper put options (approximately $411 million), (iv) higher exploration and research expense (approximately $61 million) and (v) lower copper sales volumes (approximately $38 million). Higher copper production costs were primarily due to higher mining rates reflecting lower production volumes, and repairs and maintenance (approximately $328 million), higher energy costs (approximately $112 million) and higher smelting, refining and freight costs (approximately $85 million).

For 2004 through 2006, higher average copper prices, including premiums, reflected improved copper fundamentals and an improved economic environment.

Copper is an internationally traded commodity, and its price is effectively determined by the major metals exchanges—COMEX, the LME and the Shanghai Futures Exchange (SHFE). Prices on these exchanges generally reflect the worldwide balance of copper supply and demand, but also are influenced significantly, from time to time, by speculative actions and by currency exchange rates.

The price of copper, Phelps Dodge’s principal product, was a significant factor influencing its results over the three-year period ended December 31, 2006. Phelps Dodge principally bases its selling price for U.S. sales on the COMEX spot price per pound of copper cathode, which averaged $3.089 in 2006, $1.682 in 2005 and $1.290 in 2004. Internationally, Phelps Dodge’s copper selling prices are generally based on the monthly LME spot price average per pound of copper cathode, which averaged $3.049 in 2006, $1.669 in 2005 and $1.300 in 2004. The COMEX and LME prices averaged $2.571 and $2.562 per pound, respectively, for the first 54 days of 2007, and closed at $2.837 and $2.806, respectively, on February 23, 2007.

Any material change in the price Phelps Dodge receives for copper, or in PDMC’s cost of copper production, has a significant effect on its results. Based on expected 2007 annual consolidated production of approximately 2.9 billion pounds of copper, each 1 cent per pound change in its average annual realized copper price (or its average annual cost of copper production) causes a variation in annual operating income, excluding the impact of its copper collars and before taxes and adjustments for minority interests, of approximately $29 million.

Certain of PDMC’s sales agreements provide for provisional pricing based on either COMEX or LME, as specified in the contract, when shipped. Final settlement is based on the average applicable price for a specified future period (quotational period or QP), generally from one to three months after arrival at the customer’s facility. PDMC records revenues upon passage of title using anticipated pricing based on the commodity exchange forward rate. For accounting purposes, these revenues are adjusted to fair value through earnings each period until the date of final copper pricing. At December 31, 2006, approximately 221 million pounds of copper sales were provisionally priced at an average of $2.870 per pound with final quotational periods of January through May 2007. Candelaria accounted for approximately 53 percent of the outstanding provisionally priced sales at December 31, 2006.

Phelps Dodge has entered into copper swap contracts to protect certain provisionally priced sales exposures in a manner designed to allow it to receive the average LME price for the month of shipment, while its Candelaria customers receive the QP price they requested (i.e., one to three months after month of arrival at the customer’s facility). These hedge contracts are in accordance with Phelps Dodge’s Copper Quotational Period Swap Program. As of February 23, 2007, Phelps Dodge placed copper swap contracts for approximately 2 percent of Candelaria’s provisionally priced copper sales outstanding at December 31, 2006.

Phelps Dodge entered into programs to protect a portion of its expected copper production by purchasing zero-premium copper collars (consisting of both put and call options) and copper put options. The copper collars and put options are settled on an average LME pricing basis for their respective hedge periods. In 2006 and 2005, the copper collar put options settled monthly. Also in 2006, the purchased copper put options settled monthly. For 2007, the copper collar put options and purchased copper put options will settle annually. All of the copper collar call options settle annually. The zero-premium copper collar price protection programs represented approximately 97 percent of El Abra’s copper sales and approximately 11 percent of PDMC’s remaining copper sales in 2005, approximately 28 percent of copper sales in 2006 and approximately 20 percent of its expected annual copper sales for 2007. Approximately 89 percent of copper sales (excluding El Abra) in 2005, approximately 72 percent of sales in 2006 and approximately 80 percent for 2007 were or are not covered by the copper collar price protection programs and, therefore, have and will participate fully in higher LME and COMEX copper prices. Phelps Dodge entered into these protection programs as insurance to help ameliorate the effects of unanticipated copper price decreases.

The following table provides a summary of PDMC’s zero-premium copper collar and copper put option programs for 2005, 2006 and 2007:

	Years ended December 31,
(In millions, except per pound amounts)	2005		2006	2007

Copper collars:
Pounds of zero-premium copper collars purchased(a)		198	564	486
Average LME put strike price (floor) per pound		$0.943	0.954	0.950
Annual average LME call strike price (ceiling) per pound		$1.400	1.632	2.002
Associated pre-tax gains (charges) for 2006(b):
Intrinsic value component	$	N/A	(651)	(400)
Time value component	$	N/A	13	32
Associated pre-tax charges for 2005(a)(b):
Intrinsic value component		$(54)	(151)	–
Time value component		$–	(13)	(35)
Copper put options:
Pounds of copper put options purchased		$–	564	730
Average LME put strike price per pound		$–	0.950	0.950
Premium cost per pound		$–	0.020	0.023
Associated pre-tax charges for 2006(b):
Intrinsic value component		$–	–	–
Time value component		$–	–	(3)
Associated pre-tax charges for 2005(a)(b):
Intrinsic value component		$–	(11)	–
Time value component		$–	–	(14)

(a)	2005 excludes El Abra. See below for a summary of El Abra’s 2005 zero-premium copper collars.

(b)	The 2005 realized pre-tax charges resulted from the 2005 LME annual average of $1.671 per pound, calculated on a daily price basis, exceeding the $1.400 per pound ceiling of our 2005 zero-premium copper collars. The 2006 realized pre-tax charges resulted from the 2006 LME annual average of $3.053 per pound, calculated on a daily price basis, exceeding the $1.632 per pound ceiling of Phelps Dodge’s 2006 zero-premium copper collars. The cumulative pre-tax charges for its 2006 copper collars and copper put options were approximately $813 million, reflecting primarily intrinsic value charges and put option premiums. The 2007 unrealized pre-tax charges resulted from the 2007 LME forward-curve price average of $2.870 per pound exceeding the $2.002 per pound ceiling of Phelps Dodge’s 2007 zero-premium copper collars. The cumulative pre-tax charges for Phelps Dodge’s 2007 copper collars and copper put options, including amounts recognized in 2005 and 2006, were approximately $420 million, consisting of approximately $400 million for the intrinsic value component and approximately $3 million for the time value component and approximately $17 million for put option premiums.

The following table provides a summary of El Abra’s zero-premium copper collar program for 2005:

(In millions, except per pound amounts)

El Abra copper collars:
Pounds of zero-premium copper collars purchased	452
Average LME put strike price (floor) per pound	$1.000
Annual average LME call strike price (ceiling) per pound	$1.376
Associated pre-tax charges for 2005(a)	$(133)

(a)	The 2005 realized pre-tax charges resulted from the 2005 LME annual price average of $1.671 per pound, calculated on a daily price basis, exceeding the $1.376 per pound ceiling of Phelps Dodge’s 2005 zero-premium copper collars (approximately $68 million for Phelps Dodge’s share).

Transactions under these copper price protection programs do not qualify for hedge accounting treatment under SFAS No. 133 and are adjusted to fair market value based on the forward-curve price and implied volatility as of the last day of the respective reporting period, with the gain or loss recorded in revenues. During the 2006 first quarter, approximately $187 million was paid to the respective counterparts for the PDMC and El Abra 2005 zero-premium copper collar programs. In January 2007, approximately $801 million was paid for the PDMC 2006 zero-premium copper collar programs; the remainder of approximately $12 million, for put option premiums, was paid at inception.

The actual impact of Phelps Dodge’s 2007 zero-premium copper collar price protection program will not be fully determinable until the maturity of the collars at December 31, 2007, with final adjustments based on the average annual LME copper price. Based on the LME forward-curve price average as of February 23, 2007, Phelps Dodge estimates unrealized after-tax gains of approximately $46 million for the 2007 first quarter associated with its 2007 copper collars and copper put options.

Energy, including electricity, diesel fuel and natural gas, represents a significant portion of production costs for Phelps Dodge’s operations. To moderate or offset the impact of increasing energy costs, Phelps Dodge uses a combination of multi-year energy contracts that it put in place at various points in the price cycle as well as self-generation and diesel fuel and natural gas hedging.

Phelps Dodge continues to explore alternatives to moderate or offset the impact of increasing energy costs. In late 2004, Phelps Dodge purchased a one-third interest in the partially constructed Luna power plant located near Deming, New Mexico. In April 2006, Luna became operational. Public Service Company of New Mexico (PNM), a subsidiary of PNM Resources, and Tucson Electric Power, a subsidiary of Unisource Energy Corporation, partnered with Phelps Dodge in the purchase of Luna; each owning a one-third interest and each responsible for a third of the costs and expenses. PNM is the operating partner of the plant. Approximately 190 megawatts, one-third of the plant’s electricity, is available to satisfy the electricity demands of PDMC’s New Mexico and Arizona operations. Electricity in excess of PDMC’s demand is sold on the wholesale market. Phelps Dodge’s interest in this efficient, low-cost plant, which utilizes natural gas, is expected to continue to stabilize its southwest U.S. operations’ energy costs and increase the reliability of its energy supply.

To mitigate its exposure to increases in diesel fuel and natural gas prices, Phelps Dodge utilizes several price protection programs designed to protect it against a significant short-term upward movement in prices. Phelps Dodge’s diesel fuel price protection program consists of a combination of purchased, diesel fuel and natural gas call option contracts and fixed-price swaps for its North American and Chilean operations. The call option contracts give the holder the right, but not the obligation, to purchase a specific commodity at a pre-determined dollar cost, or “strike price.”

Diesel fuel call options mitigate a portion of Phelps Dodge’s exposure to volatile markets by capping the cost of the commodity if prices rise above the strike price. If the price of diesel fuel is less than the strike price, Phelps Dodge has the flexibility to purchase diesel fuel at prices lower than the strike price and the options expire with no value. The swaps allow it to establish a fixed price for a specific commodity for delivery during a specific future period.

Phelps Dodge’s natural gas price protection program consists of purchasing call options for its North American operations. Call options cap the commodity purchase cost at the strike price while allowing Phelps Dodge the ability to purchase natural gas at a lower cost when market prices are lower than the strike price.

As a result of the above-mentioned programs, for 2006, 2005 and 2004, Phelps Dodge was able to reduce and partially mitigate the impacts of volatile electricity markets and rising diesel fuel and natural gas prices. Nevertheless, Phelps Dodge pays more for its energy needs during times of higher energy prices. Energy consumed in its mines and smelter was 20.2 cents per pound of its copper production cost in 2006, compared with 19.5 cents in 2005 and 14.6 cents in 2004.

Due to the market risk arising from the volatility of copper prices, Phelps Dodge’s objective is to sell copper cathode and rod produced at its U.S. operations at the COMEX average price in the month of shipment, and copper cathode and concentrate produced at its international operations at the LME average price in the month of settlement with its customers.

During 2006, PDMC sold approximately 58 percent, 27 percent and 15 percent of its copper pounds as copper rod, copper cathode and concentrates, respectively. During 2005, approximately 60 percent, 25 percent and 15 percent of PDMC’s copper pounds was sold as copper rod, copper cathode and concentrates, respectively.

During 2006, operations outside the United States provided 33 percent of PDMC’s sales (including sales through PDMC’s U.S.-based sales company), compared with 25 percent in 2005 and 30 percent in 2004. Additionally, operations outside the United States (including international exploration) contributed 51 percent of the division’s operating income in 2006, compared with 40 percent for 2005 and 44 percent for 2004.

The 2006 exploration program continued to place emphasis on the search for and delineation of large-scale copper and copper/gold deposits. Phelps Dodge expended $97.4 million on worldwide exploration, including feasibility studies, during 2006, compared with $81.0 million in 2005 and $35.6 million in 2004. The increase in exploration for 2006 primarily was due to increased exploration spending in central Africa mostly associated with Tenke Fungurume. See ‘’— PDMC — other matters — Tenke Fungurume.” Approximately 33 percent of the 2006 expenditures occurred in the United States, with approximately 28 percent being spent at Phelps Dodge’s U.S. mine sites and the remainder for support of U.S. and international exploration activities. In addition, approximately 45 percent was spent in central Africa and approximately 10 percent was spent in South America, including amounts spent at Phelps Dodge’s South American mine sites. The balance of international exploration expenditures was spent principally in Europe, Canada, Australia and the Philippines.

Note: Supplemental data

The following table summarizes PDMC’s special items and provisions, net, included in operating income for the years 2006, 2005 and 2004:

(Dollars in millions)	2006	2005	2004

Environmental provisions, net	$(49.5)	(35.7)	(16.8)
Environmental insurance recoveries, net	(0.4)	(1.5)	9.1
Asset impairment charges	(2.5)	(424.6)	(1.1)
Historical legal matters	6.8	14.5	(2.5)

	$(45.6)	(447.3)	(11.3)

PDMC results by reportable segments

The following tables summarize, on a segment basis, production and sales statistics, operating income (loss), special items and provisions, net, and operating income (loss) excluding special items and provisions for the years 2006, 2005 and 2004:

	U.S. mines						South American mines
							Candelaria/
				Chino/			Ojos del	Cerro
	Morenci	Bagdad	Sierrita	Cobre	Tyrone	Subtotal	Salado	Verde	El Abra	Subtotal

2006
Copper production (thousand short tons):
Total production	407.8	82.7	80.8	92.9	31.8	696.0	214.3	110.9	241.0	566.2
Less undivided interest	61.2	–	–	–	–	61.2	–	–	–	–

Copper production on a consolidated basis	346.6	82.7	80.8	92.9	31.8	634.8	214.3	110.9	241.0	566.2
Less minority participants’ shares	–	–	–	–	–	–	42.8	51.5	118.1	212.4

Copper production on a pro rata basis	346.6	82.7	80.8	92.9	31.8	634.8	171.5	59.4	122.9	353.8

Copper sales (thousand short tons):
Total copper sales from own mines	407.3	82.6	80.6	92.7	31.8	695.0	212.5	107.1	243.3	562.9
Less undivided interest	61.1	–	–	–	–	61.1	–	–	–	–

Copper sales from own mines on a consolidated basis	346.2	82.6	80.6	92.7	31.8	633.9	212.5	107.1	243.3	562.9
Less minority participants’ shares	–	–	–	–	–	–	42.5	49.7	119.2	211.4

Copper sales from own mines on a pro rata basis	346.2	82.6	80.6	92.7	31.8	633.9	170.0	57.4	124.1	351.5

Total purchased copper	–	–	–	–	–	–	3.1	–	–	3.1

Total copper sales on a consolidated basis	346.2	82.6	80.6	92.7	31.8	633.9	215.6	107.1	243.3	566.0

(Dollars in millions)
Operating income (loss)	$820.6	317.8	559.8	148.1	43.5	1,889.8	794.7	418.2	1,070.9	2,283.8

PDMC results by reportable segments (continued)

	U.S. mines						South American mines
							Candelaria/
				Chino/			Ojos del	Cerro
	Morenci	Bagdad	Sierrita	Cobre	Tyrone	Subtotal	Salado	Verde	El Abra	Subtotal

Special items and provisions, net	(1.4)	2.2	(5.1)	(24.5)	(2.2)	(31.0)	–	–	–	–

Operating income (loss) before special items and provisions, net	$822.0	315.6	564.9	172.6	45.7	1,920.8	794.7	418.2	1,070.9	2,283.8

Revenues, operating costs and expenses of PDMC’s segments included allocations that may not be reflective of market conditions. Additionally, certain costs were not allocated to the reportable segments.

	U.S. mines						South American mines
							Candelaria/
				Chino/			Ojos del	Cerro
	Morenci	Bagdad	Sierrita	Cobre	Tyrone	Subtotal	Salado	Verde	El Abra	Subtotal

2005
Copper production (thousand short tons):
Total production	400.0	100.6	79.3	104.8	40.5	725.2	210.4	103.1	232.2	545.7
Less undivided interest	60.0	–	–	–	–	60.0	–	–	–	–

Copper production on a consolidated basis	340.0	100.6	79.3	104.8	40.5	665.2	210.4	103.1	232.2	545.7
Less minority participants’ shares	–	–	–	–	–	–	36.0	35.9	113.8	185.7

Copper production on a pro rata basis	340.0	100.6	79.3	104.8	40.5	665.2	174.4	67.2	118.4	360.0

Copper sales (thousand short tons):
Total copper sales from own mines	400.0	104.4	82.8	104.8	40.5	732.5	210.6	102.7	233.3	546.6
Less undivided interest	60.0	–	–	–	–	60.0	–	–	–	–

Copper sales from own mines on a consolidated basis	340.0	104.4	82.8	104.8	40.5	672.5	210.6	102.7	233.3	546.6
Less minority participants’ shares	–	–	–	–	–	–	36.1	36.4	114.3	186.8

PDMC results by reportable segments (continued)

	U.S. mines						South American mines
							Candelaria/
				Chino/			Ojos del	Cerro
	Morenci	Bagdad	Sierrita	Cobre	Tyrone	Subtotal	Salado	Verde	El Abra	Subtotal

Copper sales from own mines on a pro rata basis	340.0	104.4	82.8	104.8	40.5	672.5	174.5	66.3	119.0	359.8

Total purchased copper	–	–	–	–	–	–	23.1	–	–	23.1

Total copper sales on a consolidated basis	340.0	104.4	82.8	104.8	40.5	672.5	233.7	102.7	233.3	569.7

(Dollars in millions)
Operating income (loss)	$399.9	389.8	568.8	(15.3)	(209.1)	1,134.1	306.8	209.8	274.7	791.3
Special items and provisions, net	(0.2)	12.1	1.2	(64.5)	(215.7)	(267.1)	–	–	–	–

Operating income (loss) before special items and provisions, net	$400.1	377.7	567.6	49.2	6.6	1,401.2	306.8	209.8	274.7	791.3

Revenues, operating costs and expenses of PDMC’s segments included allocations that may not be reflective of market conditions. Additionally, certain costs were not allocated to the reportable segments.

PDMC results by reportable segments (continued)

	U.S. mines						South American mines
							Candelaria/
				Chino/			Ojos del	Cerro
	Morenci	Bagdad	Sierrita	Cobre	Tyrone	Subtotal	Salado	Verde	El Abra	Subtotal

2004
Copper production (thousand short tons):
Total production	420.3	110.1	77.5	91.7	43.1	742.7	230.9	97.6	240.3	568.8
Less undivided interest	63.0	–	–	–	–	63.0	–	–	–	–

Copper production on a consolidated basis	357.3	110.1	77.5	91.7	43.1	679.7	230.9	97.6	240.3	568.8
Less minority participants’ shares	–	–	–	–	–	–	44.1	17.1	117.7	178.9

Copper production on a pro rata basis	357.3	110.1	77.5	91.7	43.1	679.7	186.8	80.5	122.6	389.9

Copper sales (thousand short tons):
Total copper sales from own mines	420.3	111.9	79.2	91.7	43.1	746.2	233.5	98.2	240.8	572.5
Less undivided interest	63.0	–	–	–	–	63.0	–	–	–	–

Copper sales from own mines on a consolidated basis	357.3	111.9	79.2	91.7	43.1	683.2	233.5	98.2	240.8	572.5
Less minority participants’ shares	–	–	–	–	–	–	44.6	17.2	118.0	179.8

Copper sales from own mines on a pro rata basis	357.3	111.9	79.2	91.7	43.1	683.2	188.9	81.0	122.8	392.7

Total purchased copper	–	–	–	–	–	–	37.1	–	–	37.1

Total copper sales on a consolidated basis	357.3	111.9	79.2	91.7	43.1	683.2	270.6	98.2	240.8	609.6

(Dollars in millions)
Operating income (loss)	$375.7	174.9	264.3	57.6	22.9	895.4	303.3	130.0	273.7	707.0
Special items and provisions, net	(0.6)	–	–	(1.2)	(5.8)	(7.6)	–	–	–	–

Operating income (loss) before special items and provisions, net	$376.3	174.9	264.3	58.8	28.7	903.0	303.3	130.0	273.7	707.0

Revenues, operating costs and expenses of PDMC’s segments included allocations that may not be reflective of market conditions. Additionally, certain costs were not allocated to the reportable segments.

PDMC results by reportable segments (continued)

	Primary			PDMC
	molybdenum	Manufacturing	Sales	segments	Other	Total PDMC

2006
Copper production (thousand short tons):
Total production	–	5.6	–	1,267.8	12.1	1,279.9
Less undivided interest	–	–	–	61.2	–	61.2

Copper production on a consolidated basis	–	5.6	–	1,206.6	12.1	1,218.7
Less minority participants’ shares	–	–	–	212.4	–	212.4

Copper production on a pro rata basis	–	5.6	–	994.2	12.1	1,006.3

Copper sales (thousand short tons):
Total copper sales from own mines	–	5.6	–	1,263.5	12.1	1,275.6
Less undivided interest	–	–	–	61.1	–	61.1

Copper sales from own mines on a consolidated basis	–	5.6	–	1,202.4	12.1	1,214.5
Less minority participants’ shares	–	–	–	211.4	–	211.4

Copper sales from own mines on a pro rata basis	–	5.6	–	991.0	12.1	1,003.1

Total purchased copper	–	364.1	0.6	367.8	–	367.8

Total copper sales on a consolidated basis	–	369.7	0.6	1,570.2	12.1	1,582.3

Molybdenum production (thousand pounds):
Primary—Henderson	37,071	–	–	37,071	–	37,071
By-product:
Bagdad	10,300	–	–	10,300	–	10,300
Sierrita	19,974	–	–	19,974	–	19,974
Chino	814	–	–	814	–	814

Total molybdenum production	68,159	–	–	68,159	–	68,159

Molybdenum sales (thousand pounds):
Net Phelps Dodge share from own mines	68,785	–	–	68,785	–	68,785
Purchased molybdenum	8,349	–	–	8,349	–	8,349

Total molybdenum sales	77,134	–	–	77,134	–	77,134

(Dollars in millions)
Operating income (loss)	$439.1	(31.5)	8.1	4,589.3	(223.6)	4,365.7
Special items and provisions, net	6.9	(2.3)	–	(26.4)	(19.2)	(45.6)
Operating income (loss) before special items and provisions, net	$432.2	(29.2)	8.1	4,615.7	(204.4)	4,411.3

Revenues, operating costs and expenses of PDMC’s segments included allocations that may not be reflective of market conditions. Additionally, certain costs were not allocated to the reportable segments.

PDMC results by reportable segments (continued)

	Primary			PDMC
	molybdenum	Manufacturing	Sales	segments	Other	Total PDMC

2005
Copper production (thousand short tons):
Total production	–	2.3	–	1,273.2	14.8	1,288.0
Less undivided interest	–	–	–	60.0	–	60.0

Copper production on a consolidated basis	–	2.3	–	1,213.2	14.8	1,228.0
Less minority participants’ shares	–	–	–	185.7	–	185.7

Copper production on a pro rata basis	–	2.3	–	1,027.5	14.8	1,042.3

Copper sales (thousand short tons):
Total copper sales from own mines	–	2.3	–	1,281.4	17.0	1,298.4
Less undivided interest	–	–	–	60.0	–	60.0

Copper sales from own mines on a consolidated basis	–	2.3	–	1,221.4	17.0	1,238.4
Less minority participants’ shares	–	–	–	186.8	–	186.8

Copper sales from own mines on a pro rata basis	–	2.3	–	1,034.6	17.0	1,051.6

Total purchased copper	–	369.5	18.1	410.7	–	410.7

Total copper sales on a consolidated basis	–	371.8	18.1	1,632.1	17.0	1,649.1

Molybdenum production (thousand pounds):
Primary—Henderson	32,201	–	–	32,201	–	32,201
By-product:
Bagdad	10,952	–	–	10,952	–	10,952
Sierrita	18,610	–	–	18,610	–	18,610
Chino	543	–	–	543	–	543

Total molybdenum production	62,306	–	–	62,306	–	62,306

Molybdenum sales (thousand pounds):
Net Phelps Dodge share from own mines	59,947	–	–	59,947	–	59,947
Purchased molybdenum	12,830	–	–	12,830	–	12,830

Total molybdenum sales	72,777	–	–	72,777	–	72,777

(Dollars in millions)
Operating income (loss)	$324.3	(148.1)	1.7	2,103.3	(173.4)	1,929.9
Special items and provisions, net	(0.8)	(154.0)	–	(421.9)	(25.4)	(447.3)

Operating income (loss) before special items and provisions, net	$325.1	5.9	1.7	2,525.2	(148.0)	2,377.2

Revenues, operating costs and expenses of PDMC’s segments included allocations that may not be reflective of market conditions. Additionally, certain costs were not allocated to the reportable segments.

PDMC results by reportable segments (continued)

	Primary			PDMC
	molybdenum	Manufacturing	Sales	segments	Other	Total PDMC

2004
Copper production (thousand short tons):
Total production	–	2.3	–	1,313.8	9.8	1,323.6
Less undivided interest	–	–	–	63.0	–	63.0

Copper production on a consolidated basis	–	2.3	–	1,250.8	9.8	1,260.6
Less minority participants’ shares	–	–	–	178.9	–	178.9

Copper production on a pro rata basis	–	2.3	–	1,071.9	9.8	1,081.7

Copper sales (thousand short tons):
Total copper sales from own mines	–	2.3	–	1,321.0	10.9	1,331.9
Less undivided interest	–	–	–	63.0	–	63.0

Copper sales from own mines on a consolidated basis	–	2.3	–	1,258.0	10.9	1,268.9
Less minority participants’ shares	–	–	–	179.8	–	179.8

Copper sales from own mines on a pro rata basis	–	2.3	–	1,078.2	10.9	1,089.1

Total purchased copper	–	394.0	1.9	433.0	–	433.0

Total copper sales on a consolidated basis	–	396.3	1.9	1,691.0	10.9	1,701.9

Molybdenum production (thousand pounds):
Primary—Henderson	27,520	–	–	27,520	–	27,520
By-product:
Bagdad	7,910	–	–	7,910	–	7,910
Sierrita	22,041	–	–	22,041	–	22,041
Chino	18	–	–	18	–	18

Total molybdenum production	57,489	–	–	57,489	–	57,489

Molybdenum sales (thousand pounds):
Net Phelps Dodge share from own mines	63,108	–	–	63,108	–	63,108
Purchased molybdenum	12,844	–	–	12,844	–	12,844

Total molybdenum sales	75,952	–	–	75,952	–	75,952

(Dollars in millions)
Operating income (loss)	$103.3	29.1	4.1	1,738.9	(132.2)	1,606.7
Special items and provisions, net	0.3	(3.2)	–	(10.5)	(0.8)	(11.3)

Operating income (loss) before special items and provisions, net	$103.0	32.3	4.1	1,749.4	(131.4)	1,618.0

Revenues, operating costs and expenses of PDMC’s segments included allocations that may not be reflective of market conditions. Additionally, certain costs were not allocated to the reportable segments.

Sales of copper (U.S. and South America) and molybdenum

PDMC’s Manufacturing and Sales segments are responsible for selling all copper produced at Phelps Dodge’s U.S. mines. Intersegment revenues of individual U.S. mines represent an internal allocation based on PDMC’s sales to unaffiliated customers based on realized copper prices, which includes the impact of net copper pricing adjustments mostly associated with Phelps Dodge’s 2005, 2006 and 2007 copper collars and copper put options. Therefore, the following discussion and analysis combines U.S. mining operations with the Manufacturing and Sales segments, along with other mining activities. The Sales segment also sells any copper not sold by PDMC’s South American mines to third parties. In 2006, South American mines sold approximately 41 percent of their copper to the Sales segment, compared with approximately 45 percent in 2005 and 41 percent in 2004. Intersegment sales by the South American mines are based upon arms-length prices at the time of the sale. Intersegment sales of any individual mine may not be reflective of the actual prices PDMC ultimately realizes due to a variety of factors, including additional processing, timing of sales to unaffiliated customers and transportation premiums. These sales are reflected in the Manufacturing and Sales segments.

	Years ended December 31,
(Dollars in millions)	2006	2005	2004

U.S. mining operations(a)(b):
Unaffiliated customers	$6,879.1	4,182.3	3,518.5
Intersegment elimination	(1,412.2)	(814.8)	(663.7)

	5,466.9	3,367.5	2,854.8

South American mines(b)(c):
Unaffiliated customers	2,029.6	977.1	939.6
Intersegment	1,412.2	814.8	663.7

	3,441.8	1,791.9	1,603.3

Primary molybdenum:
Unaffiliated customers	1,747.7	1,938.1	985.3
Intersegment	–	–	–

	1,747.7	1,938.1	985.3

Total PDMC:
Unaffiliated customers	$10,656.4	7,097.5	5,443.4

(a)	U.S. mining operations comprised the following reportable segments: Morenci, Bagdad, Sierrita, Chino/Cobre, Tyrone, Manufacturing and Sales, along with other mining activities.

(b)	For the year ended December 31, 2006, U.S. mining operations were negatively impacted by pre-tax net copper pricing adjustments of approximately $1.0 billion associated with Phelps Dodge’s copper collar and copper put options. For the year ended December 31, 2005, U.S. mining operations and South American mines were negatively impacted by net copper pricing adjustments of $277.7 million and $132.8 million, respectively, associated with Phelps Dodge’s copper collar and copper put options.

(c)	South American mines comprised the following segments: Candelaria/Ojos del Salado, Cerro Verde and El Abra.

The impact of net copper pricing adjustments associated with Phelps Dodge’s copper collars and copper put options is allocated to its U.S. mining operations based on their percentage of annual sales. These adjustments are not allocated to its South American mines; however, in

2005, El Abra entered into a zero-premium copper collar program. The following table summarizes, on a segment basis, the impact of net pre-tax copper pricing adjustments associated with Phelps Dodge’s copper collars and copper put options for the years 2006 and 2005:

(Dollars in millions)	2006	2005

U.S. mining operations:
Morenci	$(552.4)	(138.1)
Bagdad	(131.8)	(42.4)
Sierrita	(112.9)	(32.3)
Chino	(136.8)	(40.7)
Tyrone	(50.8)	(16.5)
Manufacturing	(5.1)	(0.9)
Other	(19.1)	(6.8)

	(1,008.9)	(277.7)

South American mines:
El Abra	–	(132.8)

	$(1,008.9)	(410.5)

U.S. mining operations—sales

Sales and other operating revenues by U.S. mining operations increased $2.1 billion, or 62 percent, in 2006 compared with 2005 primarily due to higher realized copper prices (approximately $2.0 billion) including the negative impact of higher net copper pricing adjustments for Phelps Dodge’s copper collars and copper put options.

In 2005, sales and other operating revenues by U.S. mining operations increased $512.7 million, or 18 percent, compared with 2004 primarily due to higher realized copper prices (approximately $553 million) including the negative impact of higher net copper pricing adjustments for Phelps Dodge’s copper collars and copper put options; partially offset by lower copper sales volumes, including purchased copper (approximately $45 million).

South American mines—sales

Sales and other operating revenues by South American mines increased $1.6 billion, or 92 percent, in 2006 compared with 2005 primarily due to higher realized copper prices (approximately $1.7 billion).

In 2005, sales and other operating revenues by South American mines increased $188.6 million, or 12 percent, compared with 2004 primarily due to higher realized copper prices (approximately $329 million) including the negative impact of higher net copper pricing adjustments for El Abra’s 2005 copper collars, and higher precious metals revenue (approximately $6 million); partially offset by lower copper sales volumes (approximately $105 million) including purchased copper, and higher markdown of concentrates from cathode prices due to higher treatment and refining charges (approximately $59 million).

Primary molybdenum—sales

Sales and other operating revenues by Primary Molybdenum decreased $190.4 million, or 10 percent, in 2006 compared with 2005 primarily due to lower average molybdenum realizations (approximately $310 million), which were partially offset by higher primary molybdenum sales volumes (approximately $113 million).

In 2005, sales and other operating revenues by Primary Molybdenum increased $952.8 million, or 97 percent, compared with 2004 primarily due to higher average molybdenum realizations (approximately $962 million) and higher molybdenum tolling revenue (approximately $24 million); partially offset by lower primary molybdenum sales volumes (approximately $40 million).

Operating income for copper (U.S. and South America) and molybdenum

In addition to the allocation of revenues, Phelps Dodge’s management allocates certain operating costs, expenses and capital of PDMC’s segments that may not be reflective of market conditions. Phelps Dodge also does not allocate all costs and expenses applicable to a mine or operation from the division or corporate offices. Accordingly, the segment information reflects management determinations that may not be indicative of actual financial performance of each segment as if it was an independent entity.

The following table summarizes PDMC’s operating income, special pre-tax items and provisions, net, and the resultant operating income excluding these special items and provisions, net, for the years 2006, 2005 and 2004:

(Dollars in millions)	2006	2005	2004

Segment operating income:
U.S. mining operations(a)(c)	$1,642.8	814.3	796.4
South American mines(b)(c)	2,283.8	791.3	707.0
Primary molybdenum	439.1	324.3	103.3

	$4,365.7	1,929.9	1,606.7

Special, pre-tax items and provisions, net:
U.S. mining operations(a)	$(52.5)	(446.5)	(11.6)
South American mines(b)	–	–	–
Primary molybdenum	6.9	(0.8)	0.3

	$(45.6)	(447.3)	(11.3)

Segment operating income excluding
special items and provisions, net:
U.S. mining operations(a)(c)	$1,695.3	1,260.8	808.0
South American mines(b)(c)	2,283.8	791.3	707.0
Primary molybdenum	432.2	325.1	103.0

	$4,411.3	2,377.2	1,618.0

(a)	U.S. mining operations comprised the following reportable segments: Morenci, Bagdad, Sierrita, Chino/Cobre, Tyrone, Manufacturing and Sales, along with other mining activities.
(b)	South American mines comprised the following segments: Candelaria/Ojos del Salado, Cerro Verde and El Abra.
(c)	For the year ended December 31, 2006, U.S. mining operations were negatively impacted by pre-tax net copper pricing adjustments of approximately $1.0 billion associated with Phelps Dodge’s copper collar and copper put options. For the year ended December 31, 2005, U.S. mining operations and South American mines were negatively impacted by net copper pricing adjustments of $277.7 million and $132.8 million, respectively, associated with Phelps Dodge’s copper collar and copper put options.
Note:	Phelps Dodge’s non-GAAP measure of special items and provisions, net, may not be comparable to similarly titled measures reported by other companies.

U.S. mining operations—operating income

U.S. mining operations reported operating income of $1.6 billion, including special, net pre-tax charges of $52.5 million in 2006, compared with $814.3 million, including special, net pre-tax charges of $446.5 million in 2005, and operating income of $796.4 million, including special, net pre-tax charges of $11.6 million in 2004. See PDMC’s U.S. mining operations below for further discussion.

Morenci segment—operating income

The Morenci open-pit mine, located in southeastern Arizona, primarily produces electrowon copper cathodes and copper concentrates. Phelps Dodge owns an 85 percent undivided interest in Morenci, an unincorporated joint venture, and applies the proportional consolidation method of accounting.

On June 1, 2005, Phelps Dodge’s board of directors approved expenditures of $210 million (100 percent basis) to construct a concentrate-leach, direct-electrowinning facility at the Morenci copper mine, and to restart its concentrator, which has been idle since 2001. The concentrate-leach facility will utilize Phelps Dodge’s proprietary medium-temperature, pressure-leaching and direct-electrowinning technology that has been demonstrated at the Bagdad copper mine. The concentrate-leach, direct-electrowinning facility is expected to be in operation by mid-2007, with copper production projected to be approximately 150 million pounds per year. Phelps Dodge also accelerated the restart of the Morenci concentrator, which produced approximately 52,000 tons of concentrate in 2006. Phelps Dodge’s share of the concentrate produced by Morenci has been, and will continue to be, treated at its smelter located in Miami, Arizona, until the Morenci concentrate-leach, direct-electrowinning facility is completed. To date, approximately $128 million (Phelps Dodge’s share) has been spent for the concentrate-leach, direct-electrowinning facility and restart of the concentrator, of which approximately $112 million (Phelps Dodge’s share) was spent during 2006.

Concentrate-leach technology, in conjunction with a conventional milling and flotation concentrator, allows copper in sulfide ores to be transformed into copper cathode through efficient pressure leaching and electrowinning processes instead of smelting and refining. Historically, sulfide ores have been processed into copper anodes through a smelter. This decision had consequences for several of Phelps Dodge’s other southwest copper operations, resulting in the impairment of certain assets in the 2005 second quarter.

Operating income of $820.6 million for 2006 increased $420.7 million compared with 2005 primarily due to higher realized copper prices (approximately $517 million) including the negative impact of higher net copper pricing adjustments for Phelps Dodge’s copper collars and copper put options, and higher copper sales volumes (approximately $19 million); partially offset by higher cost of copper production (approximately $113 million). Higher cost of copper production primarily was due to higher labor, supply, operating and repair costs (approximately $160 million) mostly associated with the restart of milling operations and increased mining rates, and higher smelting, refining and freight costs (approximately $15 million) due to higher concentrate production associated with the restart of the concentrator; partially offset by an increase in work-in-process inventories (approximately $60 million).

Operating income of $399.9 million for 2005 increased $24.2 million compared with 2004 primarily due to higher realized copper prices (approximately $135 million) including the negative impact of higher net copper pricing adjustments for Phelps Dodge’s copper collars and copper put options; partially offset by higher cost of copper production (approximately $70 million) and lower copper sales volumes (approximately $45 million). Higher cost of copper production primarily was due to (i) higher operating and repair costs (approximately $63 million) mostly associated with higher supply costs, 2005 first quarter weather-related events and initial preparations for the restart of milling operations, (ii) higher energy costs (approximately

$25 million) and (iii) higher freight costs (approximately $7 million); partially offset by lower depreciation expense (approximately $13 million) primarily due to lower production and depreciation rates, and an increase in work-in-process inventories (approximately $7 million).

Bagdad segment—operating income

Phelps Dodge’s wholly owned Bagdad open-pit mine, located in northwest Arizona, produces copper and molybdenum concentrates and electrowon copper cathodes.

Operating income of $317.8 million for 2006 decreased $72.0 million compared with 2005 primarily due to lower by-product molybdenum revenues (approximately $103 million) mostly resulting from lower average molybdenum prices, lower copper sales volumes (approximately $59 million) and higher cost of copper production (approximately $23 million); partially offset by higher realized copper prices (approximately $123 million) including the negative impact of higher net copper pricing adjustments for Phelps Dodge’s copper collars and copper put options. Higher cost of copper production primarily was due to higher labor, supply and maintenance costs (approximately $28 million) and higher electricity and diesel costs (approximately $12 million); partially offset by lower smelting, refining and freight costs (approximately $14 million) resulting from lower concentrate production.

Operating income of $389.8 million for 2005 increased $214.9 million compared with 2004 primarily due to higher by-product molybdenum revenues (approximately $234 million) resulting from higher average molybdenum prices and volumes, and higher realized copper prices (approximately $41 million) including the negative impact of higher net copper pricing adjustments for Phelps Dodge’s copper collars and copper put options; partially offset by higher cost of copper production (approximately $49 million) and lower copper sales volumes (approximately $23 million). Higher cost of copper production primarily was due to (i) higher labor, supply and maintenance costs (approximately $18 million), (ii) higher diesel costs (approximately $9 million), (iii) higher smelting, refining and freight costs (approximately $6 million) resulting from higher concentrate production volume, (iv) higher depreciation expense (approximately $4 million), (v) higher severance and property taxes (approximately $4 million) due to higher copper and molybdenum prices and (vi) the mitigation of damage and additional costs necessitated by record rainfall in the 2005 first quarter (approximately $4 million).

Sierrita segment—operating income

Phelps Dodge’s wholly owned Sierrita open-pit mine, located near Green Valley, Arizona, produces copper and molybdenum concentrates, electrowon copper cathodes and copper sulfate. During 2006, Sierrita’s production of copper sulfate totaled 8.3 million pounds. Copper sulfate’s copper content is approximately 25 percent of an electrowon copper cathode. Therefore, the production of copper sulfate for 2006 resulted in a reduction of Sierrita’s electrowon copper cathode production by 2.1 million pounds.

Operating income of $559.8 million for 2006 decreased $9.0 million compared with 2005 primarily due to lower by-product molybdenum revenues (approximately $106 million) resulting from lower average molybdenum prices, and higher cost of copper production (approximately $30 million); partially offset by higher realized copper prices (approximately $132 million) including the negative impact of higher net copper pricing adjustments for Phelps Dodge’s copper collars and copper put options. Higher cost of copper production was primarily due to higher supply costs (approximately $12 million) mostly associated with reagents and diesel fuel, higher severance and property taxes (approximately $6 million) mostly resulting from higher copper prices, and higher smelting, refining and freight costs (approximately $6 million), and higher labor costs (approximately $5 million).

Operating income of $568.8 million for 2005 increased $304.5 million compared with 2004 primarily due to higher by-product molybdenum revenues (approximately $300 million) resulting from higher average molybdenum prices, higher realized copper prices (approximately $35 million) including the negative impact of higher net copper pricing adjustments for Phelps Dodge’s copper collars and copper put options, and higher copper sales volumes (approximately $7 million); partially offset by higher cost of copper production (approximately $38 million). Higher cost of copper production primarily was due to higher mining and milling rates (approximately $21 million) associated with ramped-up operations, higher diesel costs (approximately $5 million) and higher severance and property taxes (approximately $5 million) resulting from higher copper and molybdenum prices and volumes.

Chino/Cobre segment—operating income (loss)

Phelps Dodge’s wholly owned Chino open-pit mine, located near Silver City, New Mexico, produces electrowon copper cathodes and copper and molybdenum concentrates. The segment also includes Phelps Dodge’s wholly owned Cobre mine, which is adjacent to the Chino mine and is currently on care-and-maintenance status.

Operating income of $148.1 million for 2006 increased $163.4 million compared with 2005 primarily due to higher realized copper prices (approximately $148 million) including the negative impact of higher net copper pricing adjustments for Phelps Dodge’s copper collars and copper put options, and lower special, net pre-tax charges ($40.0 million) associated with both the absence of asset impairment charges recognized at Cobre in the 2005 second quarter and higher 2006 pre-tax charges for environmental provisions; partially offset by lower copper sales volumes (approximately $36 million).

An operating loss of $15.3 million for 2005 was unfavorable by $72.9 million compared with 2004 primarily due to higher special, net pre-tax charges ($63.3 million) mostly associated with asset impairment charges recognized at Cobre in the 2005 second quarter and higher cost of copper production (approximately $103 million); partially offset by higher copper sales volumes (approximately $34 million), higher realized copper prices (approximately $44 million) including the negative impact of higher net copper pricing adjustments for Phelps Dodge’s copper collars and copper put options, and higher by-product molybdenum revenues (approximately $17 million) resulting from higher average prices and volumes. Higher cost of copper production primarily was due to (i) higher mining and milling costs (approximately $71 million) resulting from the restart of milling operations and ramp-up of mining operations, including increased stripping costs, (ii) higher smelting and refining costs related to increased concentrate production (approximately $15 million), (iii) a decrease in heap-leach and work-in-process inventories (approximately $5 million) and (iv) higher depreciation expense (approximately $6 million) due to higher production volumes and straight-line depreciation of equipment.

Tyrone segment—operating income (loss)

Phelps Dodge’s wholly owned Tyrone open-pit mine, located near Tyrone, New Mexico, produces electrowon copper cathodes.

Operating income of $43.5 million for 2006 increased $252.6 million compared with 2005 primarily due to (i) lower special, net pre-tax charges ($213.5 million) mostly associated with the absence of asset impairment charges recognized in the 2005 second quarter, (ii) higher realized copper prices (approximately $47 million) including the negative impact of higher net copper pricing adjustments for Phelps Dodge’s copper collars and copper put options, and (iii) lower mining costs (approximately $17 million) resulting from a decrease in tons mined; partially offset by lower copper sales volumes (approximately $26 million).

An operating loss of $209.1 million for 2005 was unfavorable by $232.0 million compared with 2004 primarily due to higher special, net pre-tax charges ($209.9 million) mostly associated with asset impairment charges recognized in the 2005 second quarter, higher mining costs (approximately $36 million) resulting from an increase in tons mined, and lower copper sales volumes (approximately $7 million); partially offset by the effect of higher realized copper prices (approximately $16 million) including the negative impact of higher net copper pricing adjustments for Phelps Dodge’s copper collars and copper put options, an increase in heap-leach and work-in-process inventories (approximately $5 million) and lower depreciation expense (approximately $4 million) mostly due to lower production.

Manufacturing segment—operating income (loss)

The Manufacturing segment consists of conversion facilities, including Phelps Dodge’s smelter, refinery, rod mills and specialty copper products facility. This segment processes copper produced at its mining operations and copper purchased from others into copper anode, cathode, rod and custom copper shapes. In addition, at times it smelts and refines copper and produces copper rod and shapes for customers on a toll basis. Toll arrangements require the tolling customer to deliver appropriate copper-bearing material to Phelps Dodge’s facilities, which it then processes into a product that is returned to the customer. The customer pays PDMC for processing its material into the specified products.

On October 15, 2006, the Miami smelter was shut down to perform maintenance and repair on its furnace lining, as well as other routine maintenance. The smelter restarted on November 6, 2006.

An operating loss of $31.5 million for 2006 was favorable by $116.6 million compared with 2005 primarily due to lower special, net pre-tax charges ($151.7 million) mostly associated with the absence of asset impairment charges recognized at the Chino smelter and Miami refinery in the 2005 second quarter; partially offset by lower smelter revenues (approximately $10 million) mostly due to the temporary shutdown of the Miami smelter in the 2006 fourth quarter and higher smelter operating costs (approximately $25 million) primarily due to higher maintenance and supply costs and full amortization of the July 2005 smelter shutdown.

An operating loss of $148.1 million for 2005 was unfavorable by $177.2 million compared with 2004 primarily due to (i) higher special, net pre-tax charges ($150.8 million) mostly associated with asset impairment charges at the Chino smelter and Miami refinery in the 2005 second quarter, (ii) higher energy costs (approximately $10 million), (iii) higher costs associated with a fire at Phelps Dodge’s Norwich rod mill in January 2005 (approximately $4 million) and (iv) higher smelter turnaround amortization (approximately $4 million) primarily due to the early maintenance turnaround of the Miami smelter in July 2005.

Sales segment—operating income

The Sales segment functions as an agent to purchase and sell copper from Phelps Dodge’s U.S. mines and Manufacturing segment. It also purchases and sells any copper not sold by Phelps Dodge’s South American mines to third parties. Copper is sold to others primarily as rod, cathode or concentrate. Copper rod historically was sold to the HPC and Magnet Wire

North American operations of PDI’s Wire and Cable segment. Since the disposition of those businesses, Phelps Dodge has continued to sell copper rod and certain copper alloys to them.

Operating income of $8.1 million for 2006 increased by $6.4 million compared with 2005 primarily due to higher treatment, refining and other charges (approximately $7 million) associated with the resale of South American concentrate.

Operating income of $1.7 million for 2005 was slightly lower than operating income of $4.1 million for 2004.

PDMC Other—operating loss

PDMC Other, although not a reportable segment, includes Phelps Dodge’s worldwide mineral exploration and development programs, a process technology center whose primary activities comprise improving existing processes and developing new cost-competitive technologies, other ancillary operations, including Phelps Dodge’s Miami, Bisbee and Tohono operations, and eliminations within PDMC.

An operating loss of $223.6 million for 2006 was unfavorable by $50.2 million compared with 2005 primarily due to higher exploration spending, including feasibility studies, (approximately $16 million) mostly in central Africa and at our U.S. mines, higher employee and variable incentive compensation expense (approximately $13 million) and the absence of a 2005 first quarter gain associated with the sale of an exploration property (approximately $10 million).

An operating loss of $173.4 million for 2005 was unfavorable by $41.2 million compared with 2004 primarily due to higher exploration spending, including feasibility studies, (approximately $45 million) mostly in central Africa and at Phelps Dodge’s U.S. mines, higher research expense due to project development work at Phelps Dodge’s Process Technology Center (approximately $15 million) and recognition of a 2005 first quarter gain associated with the sale of an exploration property (approximately $10 million); partially offset by higher special, net pre-tax charges ($24.6 million).

South American mines—operating income

South American Mines reported operating income of $2.3 billion for 2006, compared with operating income of $791.3 million in 2005 and $707.0 million in 2004. See the separate discussion of PDMC’s South American Mines below for further discussion.

Candelaria/Ojos del Salado segment—operating income

The Candelaria open-pit and underground mine, located near Copiapó in northern Chile, produces copper concentrates. Phelps Dodge owns an 80 percent partnership interest in Candelaria, a Chilean contractual mining company, which it fully consolidates (and reports minority interest).

This segment also includes the nearby Ojos del Salado underground mine that produces copper concentrates. On December 22, 2005, Ojos del Salado completed a general capital increase transaction in which SMMA Candelaria, Inc. acquired a 20 percent partnership interest in Ojos del Salado, thereby reducing Phelps Dodge’s interest from 100 percent to its current 80 percent. Phelps Dodge continues to retain a majority interest in Ojos del Salado, which it fully consolidates (and reports minority interest). See “Other matters relating to the consolidated statement of income — Change in interest gains.”

Operating income of $794.7 million for 2006 increased $487.9 million compared with 2005 primarily due to higher realized copper prices (approximately $592 million); partially offset by higher cost of copper production (approximately $124 million). Higher cost of copper production primarily was due to higher smelting and refining costs (approximately $91 million) and higher mining and milling costs (approximately $68 million) mostly associated with higher underground production and higher repair, labor and supply costs; partially offset by an increase in work-in-process inventories (approximately $14 million) and higher precious metals revenue (approximately $24 million) due to higher volumes and prices.

Operating income of $306.8 million for 2005 increased $3.5 million compared with 2004 primarily due to higher realized copper prices (approximately $153 million); partially offset by higher cost of copper production (approximately $91 million) and lower copper sales volumes (approximately $58 million) due to lower copper ore grade mined and harder ore, which affected mill throughput. Higher cost of copper production primarily was due to (i) higher mining and milling costs (approximately $43 million) associated with higher repair, labor, supply and energy costs, (ii) the ramp-up of production at Ojos del Salado (approximately $21 million), (iii) higher smelting and refining costs (approximately $24 million), (iv) a decrease in work-in-process inventories (approximately $8 million) and (v) lower precious metals revenue (approximately $5 million); partially offset by lower depreciation expense (approximately $15 million) primarily due to increased ore reserves.

Cerro Verde segment—operating income

The Cerro Verde open-pit mine, located near Arequipa, Peru, produces electrowon copper cathodes and copper concentrates. On June 1, 2005, Cerro Verde completed a general capital increase transaction. The transaction resulted in SMM Cerro Verde Netherlands B.V. acquiring an equity position in Cerro Verde totaling 21.0 percent. Buenaventura also increased its ownership position in Cerro Verde to approximately 18.2 percent, and the remaining minority shareholders owned approximately 7.2 percent of Cerro Verde through shares publicly traded on the Lima Stock Exchange. As a result of the transaction, Phelps Dodge’s equity interest in Cerro Verde was reduced from 82.5 percent to its current 53.56 percent. Phelps Dodge continues to maintain a majority interest in Cerro Verde, which it fully consolidates (and reports minority interests). See “Other matters relating to the consolidated statement of income — Change in interest gains.”

In early February 2005, Phelps Dodge’s board of directors approved proceeding with an approximate $850 million expansion of the Cerro Verde mine simultaneously with financing efforts. On September 30, 2005, Phelps Dodge obtained debt-financing facilities in the overall amount of $450 million, subject to certain conditions, for the expansion. Additionally, on April 27, 2006, the first series of Peruvian bonds was issued for total proceeds of $90.0 million, which was used to fund the expansion. At December 31, 2006, Cerro Verde’s outstanding project-financed debt totaled $202.0 million. In addition to the debt-financing facilities and proceeds from the April 27, 2006, bond issuance, the $441.8 million (net of $1.0 million of expenses) invested by SMM Cerro Verde Netherlands B.V., Buenaventura and other minority shareholders to establish or increase their ownership interest in Cerro Verde has been a major source of funds for the expansion. To date, approximately $825 million has been spent on the Cerro Verde expansion, of which approximately $516 million was spent during 2006. Phelps Dodge expects project expenditures associated with the expansion to total approximately $880 million.

The expansion permits the mining of a primary sulfide ore body beneath the leachable ore body currently in production. Through the expansion, approximately 1.5 billion tons of sulfide ore reserves averaging 0.47 percent copper and 0.02 percent molybdenum will be processed through the new concentrator. Processing of the sulfide ore began in the 2006 fourth quarter and the expanded production rate should be achieved in the first half of 2007. The current copper production at Cerro Verde is approximately 100,000 tons per year. After completion of the expansion, copper production initially is expected to be approximately 300,000 tons per year (approximately 160,700 tons per year for Phelps Dodge’s share). In addition, the expansion is expected to produce an average of approximately 3,900 tons of molybdenum per year (approximately 2,100 tons per year for Phelps Dodge’s share) for the next 10 years.

Operating income of $418.2 million for 2006 increased $208.4 million from 2005 primarily due to higher realized copper prices (approximately $295 million) and higher copper sales volumes (approximately $18 million); partially offset by voluntary contributions to the Arequipa region (approximately $45 million), higher cost of copper production (approximately $32 million) and the reclassification of deferred profit sharing expense from provision for taxes on income (approximately $29 million). Higher cost of copper production primarily was due to higher costs related to mining and milling (approximately $10 million), depreciation expense (approximately $6 million) and smelting, refining and freight (approximately $5 million) mostly associated with the new sulfide expansion, and higher general and administrative costs (approximately $11 million).

Operating income of $209.8 million for 2005 increased $79.8 million compared with 2004 primarily due to higher realized copper prices (approximately $90 million) including the negative impact of higher net pricing adjustments for Phelps Dodge’s 2005 copper collars, and higher copper sales volumes (approximately $13 million); partially offset by higher cost of copper production (approximately $20 million). Higher cost of copper production included higher energy costs (approximately $13 million) and higher maintenance and supply costs (approximately $6 million).

El Abra segment—operating income

The El Abra open-pit mine, located in northern Chile, produces electrowon copper cathodes. Phelps Dodge owns a 51 percent partnership interest in El Abra, a Chilean contractual mining company, and the remaining 49 percent interest is owned by Corporación Nacional del Cobre de Chile (CODELCO), a Chilean state-owned company. Phelps Dodge fully consolidates El Abra (and reports minority interest).

Operating income of $1.1 billion for 2006 increased $796.2 million from 2005 primarily due to higher realized copper prices (approximately $817 million) including the absence of net copper pricing adjustments for copper collars associated with El Abra’s 2005 production, and higher copper sales volumes (approximately $28 million); partially offset by higher cost of copper production (approximately $50 million). Higher cost of copper production primarily was due to higher operating costs (approximately $29 million) mostly associated with higher labor, diesel, contractor and maintenance costs, and a decrease in heap-leach and work-in-process inventories (approximately $22 million).

Operating income of $274.7 million for 2005 increased $1.0 million compared with 2004 primarily due to higher realized copper prices (approximately $63 million) including the negative impact of higher net copper pricing adjustments for copper collars associated with El Abra’s 2005 production; partially offset by lower copper sales volumes (approximately $21 million) and higher cost of copper production (approximately $41 million). Higher cost of copper production primarily was due to (i) higher operating costs (approximately $30 million) associated with supplies, labor, energy and contracted services, (ii) higher leased equipment and maintenance costs (approximately $9 million), (iii) the unfavorable impact of exchange rates (approximately

$8 million) and (iv) higher freight costs (approximately $5 million); partially offset by a decrease in heap-leach and work-in-process inventories (approximately $15 million).

Primary Molybdenum—operating income

Primary Molybdenum includes Phelps Dodge’s wholly owned Henderson and Climax molybdenum mines in Colorado and conversion facilities in the United States and Europe. Henderson produces high-purity, chemical-grade molybdenum concentrates, which are further processed into value-added molybdenum chemical products.

In 2004, based on rapidly increasing molybdenum prices and Phelps Dodge’s view of market fundamentals for molybdenum, it increased annual production at Henderson to 28 million pounds, and in 2005, annual production was further increased to 32 million pounds. In the 2006 second quarter, Henderson reached a production capacity of 40 million pounds per year. It produced 37 million pounds during 2006. The total cost to add the increased capacity was approximately $24 million, of which approximately $19 million was spent during 2006.

On April 5, 2006, Phelps Dodge’s board of directors conditionally approved the restart of the Climax mine near Leadville, Colorado, which has been on care-and-maintenance status since 1995. Final approval is contingent upon completion of a new mill feasibility study and obtaining all required operating permits and regulatory approvals. A pre-feasibility study indicates that the open-pit mine could annually produce approximately 20 million to 30 million pounds of molybdenum contained in high-quality concentrates at highly competitive per-pound production costs. The restart of the Climax mine will require a capital investment of approximately $200 million to $250 million for a new, state-of-the-art concentrator and associated facilities. Assuming favorable market conditions and timely receipt of permits, Phelps Dodge expects to have the Climax mine in production by the end of 2009.

The molybdenum market is generally characterized by cyclical and volatile prices, little product differentiation and strong competition. The annual Metals Week Dealer Oxide mean price was $24.75 per pound in 2006, versus $31.73 and $16.41 per pound in 2005 and 2004, respectively. Prices for chemical products are generally less directly based on the previously noted reference prices. Prices are influenced by production costs of domestic and foreign competitors, worldwide economic conditions, world supply/demand balances, governmental regulatory actions, inventory levels, currency exchange rates and other factors. Molybdenum prices also are affected by the demand for end-use products in, for example, the construction, transportation and durable goods markets. Approximately 65 percent of global molybdenum production is a by-product of copper mining, which is relatively insensitive to molybdenum price levels.

Phelps Dodge’s expected 2007 annual molybdenum production is approximately 76 million pounds (approximately 38 million pounds from its primary molybdenum mine and 38 million pounds from by-product mines). More than 70 percent of Phelps Dodge’s molybdenum sales are priced based on published prices (i.e., Platts Metals Week, Ryan’s Notes or Metal Bulletin), plus premiums. The majority of these sales use the average of the previous month (i.e., price quotation period is the month prior to shipment, or M-1). The other sales generally have pricing that is either based on a fixed price or adjusts within certain price ranges. Based upon the assumption that, depending on customer and product mix at the time, approximately 75 percent of Phelps Dodge’s molybdenum sales are adjusted based on the underlying published prices, each $1.00 per pound change in the average annual underlying published molybdenum price causes a variation in annual operating income before taxes of approximately $57 million.

Operating income of $439.1 million for 2006 increased $114.8 million compared with 2005 primarily due to lower cost of molybdenum purchased from third parties, as well as lower-cost, by-product molybdenum purchased from certain of Phelps Dodge’s U.S. copper operations (approximately $393 million) and higher average molybdenum sales volumes (approximately $113 million); partially offset by lower average molybdenum realizations (approximately $310 million) and higher production costs (approximately $84 million). Higher production costs primarily were associated with increased volumes and included higher cost of material drawn from inventory (approximately $50 million), higher operating costs at Henderson (approximately $20 million) mostly associated with labor, taxes and supplies, and higher conversion costs (approximately $10 million).

Operating income of $324.3 million for 2005 increased $221.0 million compared with 2004 primarily due to higher average molybdenum realizations (approximately $962 million), higher tolling revenue (approximately $24 million) due to volume and price, and lower production costs (approximately $3 million); partially offset by higher cost of molybdenum purchased from third parties as well as higher-cost, by-product molybdenum purchased from certain of Phelps Dodge’s U.S. copper operations (approximately $719 million), lower molybdenum sales volumes (approximately $40 million) and higher shutdown expenses (approximately $6 million). Lower production costs primarily resulted from lower cost of material drawn from inventory (approximately $57 million); partially offset by higher costs resulting from increased volumes that included (i) higher operating costs at Henderson (approximately $24 million) mostly associated with labor, maintenance and energy costs, (ii) higher conversion costs (approximately $11 million), (iii) higher tolling costs (approximately $8 million), (iv) higher depreciation expense (approximately $5 million) and (v) higher freight costs (approximately $4 million).

Curtailed properties

Phelps Dodge bases its decision to temporarily curtail production on a variety of factors. It may temporarily curtail production in response to external, macro-level factors such as prevailing and projected global copper production and demand, and the magnitude and trend of changes in world copper inventories. Phelps Dodge may simply prefer to avoid depleting valuable, finite ore reserves unnecessarily during periods of potentially low margins despite the fact that cash flow and/or earnings may be positive at the time. The lead times involved in temporarily curtailing and restarting open-pit copper mines are such that careful consideration must be given to long-term planning rather than immediate reaction to price fluctuations.

Phelps Dodge’s decisions concerning temporary curtailment of certain mining operations also take into account molybdenum market conditions. This includes overall molybdenum market supply/demand fundamentals, inventory levels and published prices.

Phelps Dodge also may adjust production at various properties in response to internal, micro-level factors such as the need to balance smelter feed or an internal shortage or surplus of sulfuric acid for its leaching operations. In other cases, facilities may be temporarily curtailed as a result of changes in technology that may make one technology, at a given copper price, more attractive than another technology. Unique regional issues, such as the energy crisis in the southwestern United States in 2000 and 2001, also may result in temporary curtailments.

Any decision to recommence full operations depends on several factors, including prevailing copper prices, management’s assessment of copper market fundamentals and its estimates of future copper price trends and the extent to which any such new production is necessary for the efficient integration of Phelps Dodge’s other copper-producing operations at that time.

Management’s assessment of copper market fundamentals will reflect its judgment about future global economic activity and demand, and its estimates of the likelihood and timing of new projects of competitors being brought back into production. There is no single copper price threshold that would necessarily trigger the recommencement of full operations.

Other steps necessary to recommence operations that had been temporarily closed include such actions as assembling an appropriate labor force, preparation and set-up of idle equipment and purchases of new equipment, restocking consumables and similar activities. Phelps Dodge believes most of its temporarily curtailed facilities could be brought into production within a few months to a year depending on the status of applicable environmental permitting.

Even though Phelps Dodge continues to be optimistic about the strong copper and molybdenum markets, it will remain disciplined with its production profile. Phelps Dodge will continue to configure its operations so that it can quickly respond both to positive and negative market demand and price swings.

The following operations remained curtailed or partially curtailed in 2006:

•	Cobre mining and milling operations have remained curtailed since their temporary shutdown in March 1999, with the exception of limited mining activities. Permitting was initiated in 2005 to optimize future production with Chino’s mining operations.

•	The Miami mine has remained curtailed since its temporary shutdown in January 2002 as a result of then-current economic conditions. The Miami SX/EW operations continued to produce copper from residual leaching as of year-end 2006.

Phelps Dodge has additional sources of copper that could be developed; however, such additional sources would require the development of greenfield projects or major brownfield expansions that would involve much greater capital expenditures and far longer lead-times than would be the case for facilities on care-and-maintenance status. The capital expenditures required to develop such additional production capacity include the costs of necessary infrastructure and would be substantial. In addition, significant lead-time would be required for permitting and construction.

PDMC—other matters

Cerro Verde

On June 24, 2004, the executive branch of the Peruvian government approved legislation incorporating a royalty on mining activities, which would be assessed at a graduated rate of up to 3 percent on the value of Cerro Verde’s sales, net of certain related expenses. On June 28, 2006, an amendment to the royalty law was approved by the Peruvian congress, which granted the Peruvian tax authorities the right to levy mining royalties on all mining companies operating in Peru, including those with stability agreements. On July 21, 2006, the executive branch rejected the bill approved by the Peruvian congress on the grounds that the government cannot modify stability agreements entered into with mining companies without their consent. However, the government has requested that all mining companies make additional payments to local communities where they operate during times of high metal prices to partially offset proceeds that would have otherwise come from the royalty.

Cerro Verde’s Mining Stability Agreement contains a provision that allows it to exclude from taxable income qualifying profits that are reinvested in an investment program filed with and approved by the Ministry of Energy and Mines. See “Other matters relating to the consolidated statement of income — Provision for taxes on income.” Cerro Verde’s reinvestment program associated with its sulfide expansion project has resulted in lower revenues being returned to the Arequipa region from the federal government under the mining law of Peru. Therefore, in August 2006, Cerro Verde entered into an agreement with mayors of local communities, the regional government and certain other social groups to make up a portion of the shortfall. Based on the agreement, Cerro Verde will pay approximately $5 million to the Arequipa region. Approximately $3 million of that amount was paid in 2006.

Cerro Verde also agreed to conduct and fund technical studies for the construction of water and sewage treatment facilities in Arequipa. Based on the results of the studies, Cerro Verde will finance 50 percent of the construction of both facilities. The cost associated with the construction of these facilities is currently under review, but Cerro Verde’s share is expected to approximate $40 million, which was accrued at December 31, 2006.

On August 24, 2006, the Peruvian government announced that all mining companies operating in Peru will make annual contributions equal to 3.75 percent of after-tax profits to local development funds for a five-year period. Each company will negotiate individual agreements with the government. Cerro Verde has negotiated an agreement to pay the 3.75 percent contribution, of which 2.75 percent will be contributed to a local mining fund and 1.00 percent to a regional mining fund. Cerro Verde would also receive a credit against the local contribution for any contributions made to the Arequipa region for the partial financing of the construction of local water and sewage treatment facilities.

Safford

On September 16, 2005, BLM completed an Arizona land exchange with Phelps Dodge. This action allowed Phelps Dodge to advance its development of a copper mining operation approximately eight miles north of Safford, Arizona, which will include development of the Dos Pobres and San Juan copper ore bodies.

On February 1, 2006, Phelps Dodge’s board of directors conditionally approved development of the new copper mine near Safford, with final approval contingent upon receiving certain state permits needed for the mine. In May 2006, Phelps Dodge received an aquifer protection permit from the Water Quality Division of ADEQ and, in early July 2006, received an air quality permit from the Air Quality Division of ADEQ. Phelps Dodge has received all requisite permits and commenced construction in early August 2006. The Safford mine will require a capital investment of approximately $550 million. During 2006, approximately $100 million was spent on the project.

Phelps Dodge anticipates that the Safford mine will be in production during the first half of 2008, with full copper production initially expected to approximate 240 million pounds per year. Life of the operation is expected to be at least 18 years.

Tenke Fungurume

On November 2, 2005, Phelps Dodge, through a wholly owned subsidiary, exercised its option to acquire a controlling interest in the Tenke Fungurume copper/cobalt mining concessions in the Katanga province of the DRC. The action came after the government of the DRC and La Generale des Carrieres et des Mines (Gecamines), a state-owned mining company, executed amended agreements governing development of the concessions and after approval by DRC presidential decree. Phelps Dodge now holds an effective 57.75 percent interest in the project, along with Tenke Mining Corp. at 24.75 percent and Gecamines at 17.5 percent (non-dilutable). Phelps Dodge will be the operator of the project as it is developed and put into production. As part of the transaction, Gecamines will receive asset transfer payments totaling $50 million, of which $15 million was paid in November 2005, that are in addition to $50 million of asset transfer payments made to Gecamines prior to Phelps Dodge acquiring a controlling interest in the project. The remaining asset transfer payments will be paid over a period of approximately four years as specified project milestones are reached. Phelps Dodge is solely responsible for funding the next $10 million of asset transfer payments. Thereafter, Phelps Dodge will be responsible for funding 70 percent of the remaining asset transfer payments.

On December 6, 2006, Phelps Dodge’s board of directors conditionally approved the development of the Tenke Fungurume copper/cobalt mining project, with final approval contingent upon finalizing a series of agreements with La Societe Nationale d’Electricite (SNEL), the state-owned electric utility company serving the region. The initial project will include development of the mine as well as copper and cobalt processing facilities, and will require a capital investment of approximately $650 million. Phelps Dodge and Tenke Mining Corp. are responsible for funding 70 percent and 30 percent, respectively, of any advances for project development.

Earthwork activity has commenced with initial focus on roads, plant-site cleaning and construction-camp installation. Phelps Dodge anticipates the commencement of production in late 2008 or early 2009, with initial production of approximately 250 million pounds of copper (approximately 144 million pounds for Phelps Dodge’s share) and approximately 18 million pounds of cobalt (approximately 10 million pounds for Phelps Dodge’s share) per year for the first 10 years.

Results of Phelps Dodge Industries

PDI, the international manufacturing division of Phelps Dodge, consists of a Wire and Cable segment, which produces engineered products principally for the global energy sector. Its operations are characterized by products with internationally competitive costs and quality, and specialized engineering capabilities. Its factories, which are located in nine countries, manufacture energy cables for international markets.

In the 2006 first quarter, Phelps Dodge completed the sales of Columbian Chemicals, the North American magnet wire assets and HPC.

Major financial results of PDI for the years 2006, 2005 and 2004 are summarized in the following table:

(Dollars in millions)	2006	2005	2004

Sales and other operating revenues to unaffiliated customers	$1,254.0	1,189.6	971.8
Operating income	$57.6	14.6	18.8
Operating income before special items and provisions, net	$73.4	33.2	30.2
Minority interests in consolidated subsidiaries	$(7.5)	(5.5)	(4.3)

Wire and cable—sales

Wire and Cable reported sales to unaffiliated customers of $1.3 billion in 2006, compared with $1.2 billion in 2005 and $971.8 million in 2004. The increase of $64.4 million, or 5 percent, in 2006 compared with 2005 primarily was due to increased metal prices (approximately $328 million) and higher sales volumes (approximately $98 million) for energy cables and building wire in the international markets, and a favorable foreign exchange impact (approximately $11 million); partially offset by lower magnet wire sales (approximately $309 million) and HPC sales (approximately $69 million) due to the sale of those divisions in the 2006 first quarter.

The increase of $217.8 million, or 22 percent, in 2005 primarily was due to higher sales resulting from increased metal prices (approximately $156 million), higher sales of energy cables and building wire in the international markets (approximately $86 million) and a favorable foreign exchange rate impact (approximately $19 million); partially offset by lower magnet wire sales (approximately $46 million) primarily in the North American markets and due to the closure of the Phelps Dodge’s Austria facility.

Wire and cable—operating income

Wire and Cable reported operating income of $57.6 million in 2006, including special, net pre-tax charges of $15.8 million, compared with $14.6 million in 2005, including special, net pre-tax charges of $18.6 million, and operating income of $18.8 million in 2004, including special, net pre-tax charges of $11.4 million.

Operating income in 2006 increased $43.0 million compared with 2005 primarily due to improved margins and higher sales volumes (approximately $42 million) for energy cables and building wire in international markets.

Operating income in 2005 decreased $4.2 million compared with 2004 primarily due to higher special, net pre-tax charges ($7.2 million) and lower sales volumes and margins for magnet wire (approximately $10 million); partially offset by improved margins and higher sales volumes (approximately $10 million) for energy cables and building wire in the international markets, and lower depreciation expense (approximately $5 million).

During 2006, operations outside the United States provided 89 percent of Wire and Cable’s sales, compared with 58 percent in 2005 and 56 percent in 2004. Additionally, operations outside the United States contributed 95 percent of PDI’s operating income in 2006, compared with 278 percent in 2005 and 174 percent in 2004. These changes reflect the sale of the North American magnet wire assets and HPC in the 2006 first quarter, which had a greater percentage of operations in the United States.

The following table summarizes Wire and Cable’s special items and provisions, net, included in operating income for the years 2006, 2005 and 2004:

(Dollars in millions)	2006	2005	2004

Environmental provisions, net	$–	(2.2)	(0.3)
Asset impairment charges	(5.6)	(2.5)	(0.6)
Dissolution of international Wire and Cable entity	(1.2)	–	–
Restructuring programs/closures	–	(0.7)	(10.5)
Sale of North American magnet wire assets:
Loss on disposal	(1.0)	–	–
Transaction and employee-related costs	(4.1)	(7.8)	–
Asset impairment charges	–	(5.4)	–
Sale of HPC:
Loss on disposal	(1.0)	–	–
Transaction and employee-related costs	(2.9)	–	–

Special, pre-tax items	$(15.8)	(18.6)	(11.4)

Discontinued operations

On November 15, 2005, Phelps Dodge entered into an agreement to sell Columbian Chemicals. The transaction was completed on March 16, 2006, resulting in net sales proceeds of approximately $595 million (including approximately $100 million of Columbian’s foreign held cash and net of approximately $27 million in taxes and related expenses). As a result of the transaction, the operating results of Columbian have been reported separately from continuing operations and shown as discontinued operations in the Consolidated Statement of Income for all periods presented.

The transaction resulted in net charges of $125.1 million ($73.5 million after-tax and net of minority interest), which were recorded in discontinued operations. Of this amount, $94.8 million ($42.6 million after-tax and net of minority interest) was recognized in the 2005 fourth quarter, which consisted of a goodwill impairment charge of $89.0 million ($67.0 million after-tax and net of minority interest) to reduce the carrying value of Columbian to its estimated fair value less costs to sell, a loss on disposal of $5.8 million ($5.0 million after- tax) associated with transaction and employee-related costs, and taxes of $7.6 million associated with the sale and dividends paid in 2005; partially offset by a deferred income tax benefit of $37.0 million. An additional $30.3 million ($30.9 million after-tax) was recognized during 2006, which consisted of a loss on disposal of $15.9 million ($15.2 million after-tax), transaction and employee-related costs of $14.4 million (before and after taxes) and a deferred income tax benefit reduction of $1.3 million.

The following table details selected financial information, which has been reported as discontinued operations for the years 2006, 2005 and 2004:

(Dollars in millions)	2006	2005	2004

Sales and other operating revenues	$179.8	743.3	674.1

Income from discontinued operations before taxes and loss on disposal	$17.0	40.4	33.7
Loss on disposal, including transaction and employee-related costs	(30.3)	(94.8)	–
Benefit (provision) for taxes on income	(4.8)	37.0	(11.0)

Income (loss) from discontinued operations	$(18.1)	(17.4)	22.7

Phelps Dodge has not separately identified cash flows from discontinued operations, for the years 2006, 2005 and 2004 in Phelps Dodge’s Consolidated Statement of Cash Flows.

Other matters relating to the consolidated statement of income

Cost of products sold

Cost of products sold was $6.8 billion in 2006, compared with $5.3 billion in 2005 and $4.2 billion in 2004. The 2006 increase of $1.5 billion primarily was attributable to higher purchased cathode and concentrate (approximately $941 million) mostly resulting from higher average copper prices, a net increase in copper and molybdenum production costs (approximately $327 million—refer to PDMC’s segments for further discussion) and increases at Phelps Dodge’s Wire and Cable segment for third-party raw material purchases and higher sales volumes (approximately $270 million).

The 2005 increase of $1.1 billion primarily was attributable to an increase in copper and molybdenum production costs (approximately $481 million—refer to PDMC’s segments for further discussion), higher purchased cathode and concentrate (approximately $286 million) mostly resulting from higher realized copper prices, higher costs of molybdenum purchased from third parties (approximately $169 million) and increases at PDI’s Wire and Cable segment for third-party raw material purchases and higher sales volumes (approximately $149 million).

Selling and general administrative expense

Selling and general administrative expense was $207.0 million in 2006, compared with $158.5 million in 2005 and $140.1 million in 2004. The 2006 increase of $48.5 million primarily resulted from (i) higher share-based compensation (approximately $10 million) mostly due to the adoption of SFAS No. 123-R, “Share-Based Payment,” (ii) higher employee costs (approximately $13 million) including expenses associated with company-wide annual incentive compensation plans, (iii) higher legal and professional fees (approximately $11 million), (iv) higher rent expense (approximately $4 million) and (v) higher mark-to-market adjustments for stock unit plans (approximately $4 million).

The 2005 increase of $18.4 million primarily resulted from higher contributions to charitable organizations (approximately $4 million), higher salaries and wages (approximately $5 million) and higher restricted stock amortization (approximately $4 million) associated with the issuance of additional shares.

Exploration and research expense

Exploration and research expense was $127.0 million in 2006, compared with $117.0 million in 2005 and $56.4 million in 2004. The 2006 increase of $10.0 million resulted from higher exploration spending, including feasibility studies, (approximately $16 million) primarily in central Africa; partially offset by a decrease in research expense for PDMC (approximately $5 million).

The 2005 increase of $60.6 million resulted from higher exploration spending, including feasibility studies, (approximately $45 million) primarily in central Africa and at Phelps Dodge’s U.S. mines, and higher research expense for PDMC (approximately $15 million).

Interest expense, net

Interest expense, net of capitalized interest, was $19.0 million in 2006, compared with $62.3 million in 2005 and $122.9 million in 2004. The 2006 decrease of $43.3 million was primarily attributable to higher capitalized interest ($37.7 million) mostly associated with the Cerro Verde expansion, and net reductions related to the repayment of long-term debt during 2005 (approximately $17 million); partially offset by an increase associated with higher debt for the Cerro Verde expansion project (approximately $8 million).

The 2005 decrease of $60.6 million primarily was attributable to net reductions related to the repayment of long-term debt during 2004 and 2005 (approximately $45 million) and higher capitalized interest (approximately $16 million) mostly associated with the Cerro Verde expansion.

Third-party interest paid by Phelps Dodge in 2006 was $68.6 million, compared with $88.0 million in 2005 and $134.6 million in 2004.

Early debt extinguishment costs

In July 2005, Phelps Dodge completed a tender offer for its 8.75 percent Notes due in 2011, which resulted in the retirement of long-term debt with a book value of approximately $280 million (representing approximately 72 percent of the outstanding notes). This resulted in a 2005 third quarter pre-tax charge of $54.0 million ($41.3 million after-tax), including purchase premiums, for early debt extinguishment costs.

In December 2004, Phelps Dodge redeemed its 5.45 percent Greenlee County Pollution Control Bonds due June 1, 2009. These bonds had a book value of approximately $81 million and were redeemed for $82.7 million. This resulted in a 2004 fourth quarter pre-tax charge of $1.9 million ($1.6 million after-tax) for early debt extinguishment costs, including unamortized issuance costs of $0.3 million.

In November 2004, Phelps Dodge completed the full repayment of El Abra’s senior debt and executed the termination and release of the existing financing obligations and associated security package with the lenders. The full repayment of long-term debt with a book value of approximately $316 million, including the November 2004 scheduled payment, resulted in a 2004 fourth quarter pre-tax charge of $2.8 million ($0.9 million after-tax and net of minority interest) for early debt extinguishment costs. The debt repayment had no impact on the full consolidation of El Abra as it continues to meet the criteria of a variable interest entity, and Phelps Dodge remains the primary beneficiary of this entity.

In October 2004, Phelps Dodge redeemed its 6.50 percent Air Quality Control Obligations due April 1, 2013. These bonds had a book value of approximately $90 million and were redeemed for $90.9 million. This resulted in a 2004 fourth quarter pre-tax charge of $0.9 million ($0.7 million after-tax) for early debt extinguishment costs.

In June 2004, Phelps Dodge completed the full repayment of Candelaria’s senior debt and executed the termination and release of the existing financing obligations and associated security package with the bank group. The full repayment of long-term debt with a book value of approximately $166 million, including the June 2004 scheduled payment, resulted in a 2004 second quarter pre-tax charge of $15.2 million ($10.1 million after-tax and net of minority interest) for early debt extinguishment costs, including unamortized issuance costs and the unwinding of associated floating-to-fixed interest rate swaps. The debt repayment had no impact on the full consolidation of Candelaria as it continues to meet the criteria of a variable interest entity, and Phelps Dodge remains the primary beneficiary of this entity.

In March 2004, Phelps Dodge redeemed its 8.375 percent debentures due in 2023. These debentures had a book value of approximately $149 million and were redeemed for a total of $152.7 million, plus accrued interest. This resulted in a 2004 first quarter pre-tax charge of $3.9 million ($3.1 million after-tax) for early debt extinguishment costs, including certain purchase premiums of $1.1 million.

In March 2004, Phelps Dodge completed tender offers for its 6.625 percent Notes due in 2005 and its 7.375 percent Notes due in 2007. The tender offers resulted in the retirement of long-term debt with a book value of approximately $305 million, which resulted in a 2004 first quarter pre-tax charge of $18.5 million ($14.5 million after-tax) for early debt extinguishment costs, including purchase premiums.

Inco termination fee

On June 25, 2006, Phelps Dodge, Inco and Falconbridge Ltd. (Falconbridge) entered into a Combination Agreement (the Agreement). On July 28, 2006, as the minimum tender condition of 50.01 percent of Falconbridge common shares had not been satisfied, Inco elected to terminate its offer for Falconbridge, and on September 5, 2006, Phelps Dodge and Inco agreed to terminate the Agreement.

In connection with terminating the Agreement, Phelps Dodge recognized a pre-tax net gain of $435.1 million ($330.7 million after-tax). The termination fee consisted of gross proceeds of approximately $356 million (approximately $316 million net of expenses) received during 2006.

Phelps Dodge also recorded an income tax receivable of approximately $119 million for the remaining proceeds associated with Canadian income taxes withheld, which it expects to receive in 2007.

Gain on sale of cost-basis investment

On June 9, 2005, Phelps Dodge entered into an Underwriting Agreement with Citigroup Global Markets, Inc., UBS Securities LLC, SPCC, Cerro Trading Company, Inc. and SPC Investors, LLC. On June 15, 2005, pursuant to the Underwriting Agreement, Phelps Dodge sold all of its SPCC common shares to the underwriters for a net price of $40.635 per share (based on a market price of $42.00 per share less underwriting fees). The transaction resulted in a 2005 pre-tax gain of $438.4 million ($388.0 million after-tax).

Change in interest gains

In the 2005 second quarter, Phelps Dodge’s Cerro Verde copper mine completed a general capital increase transaction. The transaction resulted in SMM Cerro Verde Netherlands B.V. acquiring a 21.0 percent equity interest in Cerro Verde. In addition, Buenaventura increased its ownership position in Cerro Verde to approximately 18.2 percent, and the remaining minority shareholders owned approximately 7.2 percent of Cerro Verde through shares publicly traded on the Lima Stock Exchange. As a result of the transaction, Phelps Dodge’s equity interest in Cerro Verde was reduced from 82.5 percent to its current 53.56 percent.

In connection with the transaction, Cerro Verde issued 122.7 million of its common shares at $3.6074 per share to SMM Cerro Verde Netherlands B.V., Buenaventura and the remaining minority shareholders, and received $441.8 million in cash (net of $1.0 million of expenses). The transaction resulted in a 2005 pre-tax gain of $159.5 million ($172.9 million after-tax) associated with Phelps Dodge’s change in interest. The $13.4 million tax benefit related to this transaction included a reduction in deferred tax liabilities ($16.1 million) resulting from the recognition of certain book adjustments to reflect dilution of Phelps Dodge’s ownership interest, partially offset by taxes charged ($2.7 million) on the transfer of stock subscription rights to Buenaventura and SMM Cerro Verde Netherlands B.V. The inflow of capital from Buenaventura and SMM Cerro Verde Netherlands B.V. has been used to partially finance the approximate $850 million Cerro Verde expansion. See “Cerro Verde segment — Operating income.”

In the 2005 fourth quarter, Ojos del Salado completed a general capital increase transaction. The transaction resulted in SMMA Candelaria, Inc. acquiring a 20 percent partnership interest in Ojos del Salado, thereby reducing Phelps Dodge’s interest from 100 percent to its current 80 percent. In connection with the transaction, Ojos del Salado issued 2,500 of its Series B Preferential Stock (Series B Common Shares) at $10,000 per share to SMMA Candelaria, Inc. and received $24.8 million in cash (net of $0.2 million in expenses). The transaction resulted in a 2005 pre-tax gain of $8.8 million (before and after taxes) associated with Phelps Dodge’s change in interest.

Miscellaneous income and expense, net

Miscellaneous income and expense, net was $190.9 million in 2006, compared with $93.3 million in 2005 and $45.3 million in 2004. The 2006 increase of $97.6 million primarily resulted from higher interest income ($115.9 million); partially offset by lower dividends received from SPCC ($40.5 million) due to the sale of Phelps Dodge’s investment in SPCC in the 2005 second quarter.

The 2005 increase of $48.0 million primarily resulted from higher dividends received from SPCC during the first half of 2005 ($13.8 million), higher interest income ($47.5 million) and the absence of the 2004 write-downs of cost-basis investments ($11.1 million); partially offset by decreases resulting from the absence of the 2004 gains from the sale of uranium royalty rights in Australia ($10.1 million) and settlement of an historical legal matter ($9.5 million).

Provision for taxes on income

Phelps Dodge’s effective income tax rate was 20.9 percent for 2006, compared with 24.6 percent for 2005 and 9.7 percent for 2004. The difference between Phelps Dodge’s effective income tax rate for 2006 and the U.S. federal statutory rate of 35 percent primarily was due to (i) U.S. percentage depletion deductions, (ii) Peruvian reinvestment deductions associated with the Cerro Verde mine expansion, (iii) the release of valuation allowances on U.S. minimum tax credit carryforwards and U.S. state net operating losses and (iv) differences in U.S. and foreign income tax rates.

During the 2006 fourth quarter, Phelps Dodge determined that it had incorrectly accounted for the accrual of withholding taxes at El Abra associated with dividends to be paid to its partner CODELCO, a Chilean state-owned company. Upon further review of the Chilean tax structure, Phelps Dodge determined withholding tax should be accrued only for Phelps Dodge’s 51 percent partnership interest. These adjustments have no impact on Phelps Dodge’s revenues, operating income, pre-tax income, net income, earnings per share or cash flows and are immaterial to Phelps Dodge’s Consolidated Financial Statements for the years ended December 31, 2004, 2005 and 2006, as well as for the interim periods within those years. In the 2006 fourth quarter, Phelps Dodge recorded a decrease of $110.0 million to provision for taxes on income, with an offsetting charge to minority interests in consolidated subsidiaries, which reflected the cumulative impact of the unrecorded amounts as of September 30, 2006. This amount consisted of $13.8 million for 2004, $21.6 million for 2005 and $76.7 million for the first nine months of 2006.

The difference between Phelps Dodge’s effective income tax rate for 2005 and the U.S. federal statutory rate of 35 percent primarily was due to (i) withholding taxes on Candelaria’s dividends and unremitted earnings, (ii) U.S. percentage depletion deductions, (iii) Peruvian reinvestment deductions associated with the Cerro Verde mine expansion and (iv) deferred income taxes not being provided on the Cerro Verde and Ojos del Salado change-in-interest gains, as the related proceeds were expected to be permanently reinvested in those entities.

The difference between Phelps Dodge’s effective income tax rate for 2004 and the U.S. federal statutory rate of 35 percent primarily was due to percentage depletion deductions and the release of valuation allowances associated with net operating loss carryforwards and other deferred tax assets that were determined to be realizable as a result of increased taxable income from improved commodity prices.

Phelps Dodge provides reserves for various unresolved tax issues. During 2006, certain of these issues were favorably resolved resulting in a reduction of Phelps Dodge’s income tax provision from continuing operations of approximately $16 million.

In addition, a change in Arizona tax law impacting the apportionment of income became effective January 2006, which resulted in a reduction of Phelps Dodge’s income tax provision from continuing operations of approximately $3 million.

In December 2006, Phelps Dodge repatriated approximately $88 million (Phelps Dodge’s share) of cash from its Ojos del Salado operation. In December 2005, Phelps Dodge repatriated approximately $240 million (Phelps Dodge’s share) of cash from international operations, including Candelaria. As a result, Phelps Dodge recognized taxes on foreign dividends of $1.5 million and $82.5 million in the 2006 and 2005 fourth quarters, respectively.

Concurrent with its decision to repatriate cash, Phelps Dodge determined that Ojos del Salado and Candelaria’s earnings would no longer be indefinitely reinvested outside the United States. Accordingly, it increased its 2006 income tax provision by approximately $18 million related to Ojos del Salado’s 2006 earnings and recognized a charge of $9.5 million ($7.6 million net of minority interest) associated with Ojos del Salado’s unremitted earnings. Additionally, in 2005, Phelps Dodge increased its income tax provision by approximately $47 million related to Candelaria’s 2005 earnings and recognized a charge of $43.1 million ($34.5 million net of minority interest) associated with Candelaria’s unremitted earnings.

The Internal Revenue Service (IRS) has completed its audit of the pre-acquisition Cyprus Amax income tax returns for the years 1997 through October 15, 1999. The IRS has also completed its audit of Phelps Dodge’s federal income tax returns for the years 2000 through 2002. The examinations resulted in insignificant adjustments that will not have a material adverse effect on our consolidated financial condition or results of operations. The audit reports must be reviewed and approved by the Congressional Joint Committee on Taxation before they can become final. We expect this process to be completed by the end of 2007.

Cerro Verde’s Mining Stability Agreement, which was executed in 1998, contains a provision that allows it to exclude from taxable income qualifying profits that are reinvested in an investment program filed with and approved by the Ministry of Energy and Mines (the Mining Authority). On December 9, 2004, Cerro Verde received confirmation from the Mining Authority that approximately $800 million of its sulfide expansion project qualified for the taxable exclusion. The total reinvestment benefit is limited to 30 percent of the qualifying investment, up to $240 million. In order to obtain the tax benefit, Cerro Verde is required to reinvest its qualifying profits of up to $800 million during the four-year period from 2004 through 2007, which could be extended in the discretion of the Mining Authority, for up to three years through 2010. Qualifying profits for each year are limited to 80 percent of the lesser of after-tax book income or undistributed earnings. As of December 31, 2006, Cerro Verde had spent the maximum $800 million on the sulfide expansion project, generating a total benefit of approximately $240 million. During 2006 and 2005, Cerro Verde recognized current reinvestment tax benefits of approximately $95 million and $46 million, respectively, and deferred tax benefits of approximately $57 million and $42 million, respectively. At December 31, 2006, Cerro Verde had a total deferred tax asset of approximately $99 million associated with its sulfide expansion project.

Minority interests in consolidated subsidiaries

Minority interests in consolidated subsidiaries totaled $792.4 million for 2006, compared with $190.4 million in 2005 and $201.1 million in 2004. The 2006 increase of $602.0 million primarily was due to an increase in net earnings at Phelps Dodge’s South American mining operations (approximately $529 million) and the reduction of its ownership interest in Cerro Verde and Ojos del Salado during 2005 (approximately $62 million).

The 2005 decrease of $10.7 million primarily was due to lower net earnings at Phelps Dodge’s South American mining operations (approximately $38 million), the absence of the 2004 reversal of the El Abra deferred tax asset valuation allowance ($15.1 million) and the 2005 impact associated with taxes on unremitted foreign earnings at Candelaria ($8.6 million); partially offset by the reduction of its ownership interests in Cerro Verde during the 2005 second quarter (approximately $52 million).

Cumulative effect of accounting change

Effective December 31, 2005, Phelps Dodge adopted FIN 47, which clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143. With the adoption of FIN 47, Phelps Dodge recognizes conditional asset retirement obligations (AROs) as liabilities when sufficient information exists to reasonably estimate the fair value. Any uncertainty about the amount and/or timing of future settlement of a conditional ARO is factored into the measurement of the liability. Upon adoption, Phelps Dodge recorded an increase of $17.9 million to its closure and reclamation reserve, a net increase of $4.4 million in its mining properties’ assets and a cumulative effect loss of $10.1 million, net of deferred income taxes of $3.4 million.

Pensions and other postretirement benefits

During 2005 and 2004, Phelps Dodge made cash contributions of $250 million and $85 million, respectively, to the Retirement Plan and U.S. pension plans for bargained employees. Due to better-than-expected returns for the past three years, combined with these contributions, the entire projected benefit obligation for these plans was funded at December 31, 2006, with no minimum cash contribution due for these plans in 2007. Phelps Dodge does not anticipate any further appreciable funding requirements for these plans through 2008.

Phelps Dodge’s pension expense was $10.6 million in 2006, compared with $39.3 million in 2005 and $19.0 million in 2004. The 2006 decrease of $28.7 million primarily was due to (i) an increase in the expected return on plan assets ($18.3 million) mostly associated with the July 2005 contribution, (ii) a decrease in service costs ($5.5 million) resulting from updated actuarial assumptions, (iii) a decrease in curtailments and special retirement benefits ($4.5 million) and (iv) a decrease in interest costs ($3.5 million) mostly due to the sale of Columbian Chemicals; partially offset by higher amortization of actuarial losses ($4.1 million) resulting from a decrease in the expected future working lifetime of employees due to updated withdrawal assumptions.

The 2005 increase of $20.3 million primarily was due to (i) higher amortization of actuarial losses ($10.8 million), (ii) an increase in curtailments and special retirement benefits ($4.5 million), (iii) an increase in service costs ($4.5 million) resulting from the effect of a 50-basis point reduction in the discount rate and (iv) higher interest costs ($2.3 million) resulting from the effect of a 50-basis point reduction in the discount rate and actuarial losses; partially offset by an increase in expected return on plan assets ($2.0 million) mostly associated with the July 2005 contribution.

Phelps Dodge’s postretirement benefit expense in 2006 was $5.1 million, compared with $25.4 million in 2005 and $30.1 million in 2004. The 2006 decrease of $20.3 million was primarily due to (i) an increase in the expected return on plan assets ($6.9 million) mostly associated with the December 2005 contribution, (ii) lower interest costs ($5.2 million) and service costs ($3.1 million) resulting from updated actuarial assumptions and the sale of Columbian Chemicals and HPC in the 2006 first quarter and (iii) lower amortization of prior service cost ($2.8 million) resulting from a plan amendment.

The 2005 decrease of $4.7 million primarily was due to lower interest costs ($3.7 million) resulting from a decrease in its benefit obligation due to a plan amendment associated with limiting employee life insurance and the federal subsidy associated with The Medicare Prescription Drug, Improvement and Modernization Act of 2003.

See “— Critical accounting policies and estimates” for a discussion of the assumptions and factors affecting pension and postretirement costs.

Changes in financial condition; capitalization

Cash and cash equivalents

Cash and cash equivalents (including restricted cash) at December 31, 2006, totaled $5.0 billion, compared with $1.9 billion at the beginning of the year. Cash provided by operating activities of approximately $5.1 billion, which included payment of $187.2 million associated with Phelps Dodge’s 2005 zero-premium copper collar programs, together with proceeds of approximately $690 million from the sales of Columbian Chemicals, HPC and the North American magnet wire assets and a net increase in debt of $196.8 million was more than sufficient to fund (i) capital outlays of approximately $1.2 billion, (ii) dividend payments on common shares of $975.5 million and to minority interests of $458.8 million and (iii) contributions to its global reclamation and remediation trust of $300.0 million.

Phelps Dodge manages its cash on a global basis and maintains cash at its international operations to fund local operating needs, fulfill local debt requirements and, in some cases, fund local growth opportunities or lend cash to other international operations. At December 31, 2006, $1.1 billion, or 22 percent, of Phelps Dodge’s consolidated cash was held at international locations, of which $470.9 million was for the account of minority participants. Cash at its international operations is subject to foreign withholding taxes of up to 22 percent upon repatriation into the United States. During the years 2006 and 2005, Phelps Dodge repatriated cash of approximately $922 million and $424 million, respectively, from international operations.

The following table reflects the U.S. and international components of consolidated cash and cash equivalents (including restricted cash) at December 31, 2006 and 2005:

(Dollars in millions)	2006	2005

U.S. operations:
Phelps Dodge(a)	$3,856.5	1,103.9
Minority participant’s shares	0.4	0.4

	3,856.9	1,104.3

International operations:
Phelps Dodge(b)	645.0	571.3
Minority participants’ shares(b)	470.9	261.9

	1,115.9	833.2

Total consolidated cash	$4,972.8	1,937.5

(a)	At December 31, 2006 and 2005, U.S. operations included restricted cash of $18.7 million and $9.4 million, respectively.

(b)	At December 31, 2006 and 2005, international operations included restricted cash of $6.7 million and $11.4 million, respectively, of which $5.0 million was associated with minority participants’ shares at December 31, 2005.

Should the current favorable copper and molybdenum price environment continue for the foreseeable future, it is likely that Phelps Dodge’s operations will continue to generate significant cash flows. The following table provides a summary of Phelps Dodge’s cash inflows and outflows for the years 2006, 2005 and 2004:

(Dollars in millions)	2006	2005	2004

Cash provided by:
Operating activities:
Cash flow from operations	$5,243.4	2,743.4	1,842.7
Changes in working capital	(144.5)	(553.0)	(127.3)
Contributions to Master Trust pension plans and VEBA trusts	–	(450.0)	(85.4)
Other operating, net	(19.7)	29.3	70.1
Investing activities:
Capital expenditures and investments in subsidiaries	(1,187.8)	(698.2)	(317.3)
Capitalized interest	(54.4)	(17.6)	(1.0)
Proceeds from the sales of Columbian Chemicals, HPC and Magnet Wire North American assets	689.6	–	–
Proceeds from the sale of SPCC	–	451.6	–
Global reclamation and remediation trust contributions	(300.0)	(100.0)	–
Other investing activities, net	8.4	(3.8)	27.3
Financing activities:
Net increase (decrease) in debt	196.8	(394.4)	(1,107.1)
Dividends	(1,434.3)	(739.3)	(71.5)
Issuance of shares, net	27.4	55.9	291.0
Proceeds from issuance of Cerro Verde and Ojos del Salado stock	–	466.6	–
Other financing, net	(3.1)	(74.6)	(59.6)
Cash included in assets held for sale	–	(11.0)	–
Exchange rate impact	8.9	11.7	26.1

Net increase in cash and cash equivalents	$3,030.7	716.6	488.0

Working capital

During 2006, net working capital balances (excluding cash and cash equivalents, restricted cash and debt) decreased by $1.1 billion. This net decrease resulted primarily from:

•	a $1.3 billion increase in accounts payable and accrued expenses due to (i) higher accruals for hedging and price protection programs (approximately $856 million) mostly associated with mark-to-market adjustments for our 2006 copper collars, (ii) higher accruals for capital spending (approximately $180 million), (iii) a higher accrual for voluntary contributions to the Arequipa region by Cerro Verde (approximately $42 million) and (iv) net increases in asset retirement obligations (approximately $43 million) and environmental reserves (approximately $35 million) primarily resulting from the reclassification of the current portion;

•	a $250.6 million net decrease in assets held for sale and liabilities related to assets held for sale due to the completion of the sale of Columbian ($159.7 million) and the North American magnet wire assets ($90.9 million) in the 2006 first quarter; and

•	a $411.7 million increase in accrued income taxes primarily due to higher foreign, federal and state income tax provisions (approximately $1.2 billion), reduced by payments (approximately $751 million); partially offset by

•	a $236.8 million increase in accounts receivable primarily due to (i) higher copper receivables (approximately $167 million) mostly resulting from higher copper prices, (ii) a higher income tax receivable for remaining proceeds associated with the Inco termination fee (approximately $119 million) and (iii) higher Wire and Cable receivables (approximately $58 million) mostly resulting from increased metal prices and higher sales volumes; partially offset by a decrease associated with the impact of forward prices on provisionally priced copper sales (approximately $108 million); and

•	a $470.3 million increase in current deferred tax assets primarily due to the reclassification of non-current deferred tax assets.

Investing activities

In 2006, Phelps Dodge spent approximately $1.2 billion for capital expenditures and investments in subsidiaries, including $1.1 billion for PDMC, $17.6 million for PDI, $17.9 million for other corporate-related activities and $9.4 million associated with discontinued operations. In 2005, Phelps Dodge spent approximately $698.2 million for capital expenditures and investments in subsidiaries, including $622.3 million for PDMC, $19.5 million for PDI, $15.8 million for other corporate-related activities and $40.6 million associated with discontinued operations. The $489.6 million increase in 2006 primarily was due to the Cerro Verde expansion project (approximately $207 million), the Morenci concentrate-leach, direct-electrowinning facility and restart of its concentrator (approximately $96 million) and the development of the Safford copper mine (approximately $100 million).

Capital expenditures and investments in subsidiaries for 2007 are expected to approximate $1.5 billion primarily at PDMC. Capital expenditures and investments are expected to increase in 2007 primarily due to the development of the Tenke Fungurume copper/cobalt mining project (approximately $370 million), development of the Safford copper mine (approximately $215 million) and higher overall sustaining capital (approximately $225 million); partially offset by decreases associated with the Cerro Verde expansion (approximately $475 million) and the Morenci concentrate-leach, direct-electrowinning facility and restart of its concentrator (approximately $70 million) as these projects are expected to be substantially complete by mid-2007. These capital expenditures are expected to be funded primarily from operating cash flows, cash reserves and project financing.

Financing activities and liquidity

Phelps Dodge’s total debt at December 31, 2006, was $891.9 million, compared with $694.5 million at December 31, 2005, and $1.1 billion at December 31, 2004. The $197.4 million net increase in total debt during 2006 primarily was attributable to an increase in Cerro Verde’s long-term project debt ($92.0 million borrowed under its debt financing facilities and $90.0 million of Peruvian bonds). Phelps Dodge’s ratio of debt to total capitalization was 9.1 percent at December 31, 2006, compared with 9.6 percent at December 31, 2005, and 18.3 percent at December 31, 2004.

The $402.4 million net decrease in total debt during 2005 primarily was due to prepayments on principal balances and scheduled payments of senior debt (approximately $394 million, net of the $20.0 million in borrowings under the Cerro Verde debt-financing facilities).

On September 30, 2005, Phelps Dodge entered into a number of agreements in connection with obtaining debt-financing facilities in the overall amount of $450 million, subject to certain conditions, for the expansion of the Cerro Verde copper mine. See “South American mines — operating income — Cerro Verde segment — operating income.” Phelps Dodge has guaranteed its adjusted pro rata share of the financing until completion of construction and has agreed to maintain a net worth of at least $1.5 billion. The security package associated with the debt-financing facilities includes mortgages and pledges of substantially all of the assets of Cerro Verde and requires Phelps Dodge and all major shareholders who are parties to the financing agreements to pledge their respective shares of Cerro Verde.

The financing comprised (i) a Japan Bank for International Cooperation (JBIC) facility with two tranches totaling $247.5 million (Tranche A of $173.25 million and Tranche B of $74.25 million), (ii) a KfW banking group of Germany (KfW) facility totaling $22.5 million, and (iii) a commercial bank loan facility of $180.0 million, of which $90.0 million represented a stand-by facility that was reduced dollar-for-dollar by the issuance of Peruvian bonds in April 2006. The financing has a maximum 10-year term, and repayment consists of 16 semi-annual installments commencing on March 20, 2007. All loans are variable rate loans with a fixed spread that changes post-completion.

On April 17, 2006, the National Supervisory Commission of Companies and Securities of the Republic of Peru authorized the registration of a series of bonds to be issued through one or more offerings by Cerro Verde in an aggregate principal amount of up to $250 million, with the issuance of the first series of bonds in the aggregate principal amount of up to $90 million. On April 27, 2006, the first series of bonds was issued for total proceeds of $90.0 million, which was used to fund the Cerro Verde expansion project. The issuance of these bonds reduced, dollar-for-dollar, the $90 million stand-by facility included in the $450 million debt-financing facilities. Any further issuance of bonds would require the consent of the Senior Facility Lenders in accordance with the Master Participation Agreement.

At December 31, 2006 and 2005, Cerro Verde’s outstanding project-financed debt totaled $202.0 million and $20.0 million, respectively. During the second half of 2006, Cerro Verde notified the Senior Facility Lenders that it would reduce loan commitments by $248 million, so that total borrowings would not exceed the $202.0 million of outstanding project-financed debt at December 31, 2006. The reduction in loan commitments of $138 million and $110 million became effective on October 11, 2006, and January 17, 2007, respectively.

On April 1, 2005, Phelps Dodge amended the agreement for its $1.1 billion revolving credit facility, extending its maturity to April 20, 2010, and slightly modifying its fee structure. The facility is to be used for general corporate purposes. The agreement requires Phelps Dodge to maintain a minimum earnings before interest, taxes, depreciation and amortization (EBITDA—as defined in the agreement) to interest ratio of 2.25 on a rolling four-quarter basis, and limits consolidated indebtedness to 55 percent of total consolidated capitalization. At December 31, 2006, Phelps Dodge met all financial covenants. At December 31, 2006, there was a total of $120.5 million of letters of credit issued under the revolver. Total availability under the revolving credit facility at December 31, 2006, amounted to $979.5 million, of which $179.5 million could be used for additional letters of credit.

In October 2006, Phelps Dodge replaced approximately $71 million in surety bonds posted for financial assurance obligations in the state of New Mexico with an equal value of letters of credit issued under the revolving credit facility. As a result of the reduction in surety bonds, Phelps Dodge eliminated approximately $18 million in letters of credit issued as collateral for the surety bonds.

Tyrone’s financial assurance obligation was approved for a reduction of approximately $32 million, which was substantially completed in January 2007. Phelps Dodge also adjusted the components of Tyrone’s financial assurance provided to the state of New Mexico as follows: (i) a reduction of approximately $32 million in parent company guarantees, (ii) a reduction of approximately $33 million in letters of credit, (iii) an increase of approximately $28 million in real estate collateral pledges and (iv) an increase of approximately $5 million in trust assets resulting from cash contributions made since 2004.

Short-term debt was $33.7 million, all at Phelps Dodge’s international operations, at December 31, 2006, compared with $14.3 million at December 31, 2005. The $19.4 million increase primarily was due to a net increase in short-term borrowings at our South American Wire and Cable operations due to increased metal prices and shorter vendor payment terms on raw material purchases.

On June 2, 2004, Phelps Dodge reinstated quarterly dividend payments at 12.5 cents per common share (on a post-March 10, 2006, two-for-one stock split basis). On June 2, 2005, and again on April 5, 2006, the quarterly dividend payments were increased to 18.75 cents per common share (post-split) and 20 cents per common share, respectively. In addition, as part of Phelps Dodge’s shareholder capital return program, a special cash dividend of $2.50 per common share (post-split) was paid in December 2005, and additional special cash dividends totaling $4.00 per common share (post-split) were paid during 2006. Total common dividend payments, including special cash dividends, were $975.5 million for 2006, $630.7 million for 2005 and $47.5 million for 2004.

On August 15, 2005, Phelps Dodge’s Series A Mandatory Convertible Preferred Stock (Series A Stock) automatically converted into 4.2 million shares of its common stock. In 2005, Phelps Dodge paid quarterly dividends of $5.0625 per share of its Series A Stock, or $10.1 million. In 2004, Phelps Dodge paid quarterly dividends of $6.75 per share of its Series A Stock, or $13.5 million.

Contractual obligations and commercial commitments

The following table summarizes Phelps Dodge’s contractual obligations at December 31, 2006, and the effect such obligations are expected to have on its liquidity and cash flow in future periods. For a discussion of environmental and closure obligations, see “— Environmental matters.’’

Contractual obligations:		Less than			After
(Dollars in millions)	Total	1 year	1-3 years	4-5 years	5 years

Short-term debt	$33.7	33.7	–	–	–
Long-term debt	858.2	88.1	74.2	158.7	537.2
Scheduled interest payment obligations(a)	979.5	61.2	112.9	99.9	705.5
Asset retirement obligations(b)	106.0	58.2	45.2	2.3	0.3
Take-or-pay contracts	1,502.3	1,295.5	126.2	49.4	31.2
Operating lease obligations	73.6	16.6	28.8	21.4	6.8
Mineral royalty obligations	18.1	1.9	3.8	3.0	9.4

Total contractual cash obligations(c)	$3,571.4	1,555.2	391.1	334.7	1,290.4

(a)	Scheduled interest payment obligations were calculated using stated coupon rates for fixed debt and interest rates applicable at December 31, 2006, for variable rate debt.

(b)	Asset retirement obligations only include our estimated contractual cash payments associated with reclamation activities at certain sites for which our costs are estimable and the timing of payments is reasonably determinable as of December 31, 2006. The timing and the amount of these payments could change as a result of changes in regulatory requirements, changes in scope of reclamation activities and as actual reclamation spending occurs. The table excludes remaining cash payments of approximately $67 million that are expected to be incurred in connection with accelerating certain closure projects, which are in Phelps Dodge’s discretion. Phelps Dodge has also excluded payments for reclamation activities that are expected to occur after five years and the associated trust assets of approximately $514 million that have been dedicated to funding those reclamation activities because a majority of these cash flows are expected to occur over an extended period of time and are dependent upon the timing of the end of the mine life, which is subject to revision.

(c)	This table excludes certain other obligations that Phelps Dodge has reflected in its Consolidated Balance Sheet, including estimated funding for pension obligations as the funding may vary from year-to-year based on changes in the fair value of plan assets and actuarial assumptions. For 2007, there is no minimum funding requirement for the Retirement Plan or for Phelps Dodge’s U.S. pension plans for bargained employees, but Phelps Dodge expects to provide funding of approximately $4 million for its international subsidiaries and supplemental retirement plan. Environmental obligations and contingencies for which the timing of payments is not determinable are also excluded.

The net increase in Phelps Dodge’s take-or-pay obligations at year-end 2006 compared with year-end 2005 primarily was due to an increase of approximately $693 million in copper delivery contracts; partially offset by a decrease of approximately $393 million associated with Columbian Chemicals discontinued operations, the obligations of which were assumed by the buyer upon close of the sale, and a decrease of approximately $288 million associated with the Cerro Verde mine expansion.

Phelps Dodge’s take-or-pay contracts primarily include contracts for copper deliveries of specified volumes at market-based prices (approximately $1.0 billion), transportation and port fee commitments (approximately $255 million), contracts for electricity (approximately $94 million), contracts for other supplies and services (approximately $72 million — of which approximately $33 million was associated with the expansion of the Cerro Verde mine and approximately $15 million with the Morenci concentrate-leach, direct-electrowinning facility and restart of its concentrator), contracts for sulfuric acid for deliveries of specified volumes based on negotiated rates to El Abra and Cerro Verde (approximately $40 million), oxygen obligations for deliveries of specified volumes at fixed prices to Bagdad (approximately $8 million) and contracts for natural gas (approximately $2 million). Approximately 55 percent of Phelps Dodge’s take-or-pay electricity obligations are through Phelps Dodge Energy Services (PDES), the legal entity used to manage power for PDMC and North American operations at generally fixed-priced arrangements. PDES has the right and the ability to resell the electricity as circumstances warrant. Transportation obligations totaled approximately $228 million primarily for Cerro Verde and Candelaria contracted ocean freight rates and North American natural gas transportation. Cerro Verde has port fee commitments of approximately $27 million over approximately 20 years.

Office leases comprise approximately 62 percent of Phelps Dodge’s operating lease commitments (excluding sublease receipts). Phelps Dodge has subleased certain office space for which it expects to receive sublease payments of $1.3 million over four years. The balance of our operating lease commitments is for other facilities, land, vehicles and equipment.

Commercial commitments:		Less than			After
(Dollars in millions)	Total	1 year	1-3 years	4-5 years	5 years

Standby letters of credit	$186.3	56.0	9.0	3.0	118.3
Corporate guarantees	412.4	0.8	0.4	–	411.2
Sales performance guarantees	74.5	49.5	24.5	0.2	0.3
Surety bonds	97.4	2.1	2.0	–	93.3
Asset pledges	74.2	0.1	–	–	74.1

Total commercial commitments	$844.8	108.5	35.9	3.2	697.2

Standby letters of credit primarily were issued in support of commitments or obligations. Approximately 49 percent was related to environmental remediation and reclamation obligations, 30 percent to copper cathode purchases, 8 percent to insurance programs, 8 percent to collateral for reclamation surety bonds and 5 percent to value-added tax liabilities for imported molybdenum. Phelps Dodge’s standby letters of credit outstanding at December 31, 2006, will expire within one year and are expected to be renewed as necessary.

Phelps Dodge also has corporate performance guarantees in place for financial assurance requirements related to closure/reclamation/post-closure care costs primarily associated with our mining and refining operations. Approximately 77 percent of its corporate performance guarantees is related to its Chino and Tyrone mining operations. These guarantees were entered into during 2003 and 2004.

Phelps Dodge surety bonds of $97.4 million at December 31, 2006, primarily were related to reclamation, closure and environmental obligations ($66.4 million), self-insurance bonds primarily for workers’ compensation ($23.7 million) and miscellaneous bonds ($7.3 million).

At December 31, 2006, Phelps Dodge had pledged $74.2 million of assets primarily associated with reclamation and closure obligations ($46.1 million) and a 50-percent-owned joint venture investment ($28.0 million).

Generally, Phelps Dodge does not have any debt-rating triggers that would accelerate the maturity dates of its debt.

Phelps Dodge’s credit rating could adversely affect its ability to renew existing or obtain access to credit facilities in the future and could increase the cost of such facilities. Phelps Dodge’s ability to utilize third-party guarantees for reclamation financial assurance may be adversely impacted if its credit ratings were downgraded below investment grade, or if Phelps Dodge is unable to meet various financial tests mandated by state regulatory programs. Phelps Dodge has the ability, provided it continues to be in compliance with the covenant requirements, to draw upon its $1.1 billion revolving credit facility prior to its commitment termination on April 20, 2010. Changes in credit ratings may affect the revolving credit facility fee and the costs of borrowings under that facility, but credit ratings do not impact the availability of the facility.

Other items that may affect liquidity

On February 1, 2006, Phelps Dodge’s board of directors approved a two-for-one split of Phelps Dodge’s outstanding common stock. The split was effected in the form of a 100 percent stock dividend. Common shareholders of record at the close of business on February 17, 2006, received one additional share of common stock for every share they owned as of that date. The additional shares were distributed on March 10, 2006. Phelps Dodge’s common stock began trading at its post-split price at the beginning of trading on March 13, 2006.

On April 5, 2006, Phelps Dodge’s board of directors approved an increase in Phelps Dodge’s shareholder capital return program to $2.0 billion from the previously approved $1.5 billion. Since the announcement of this program in October 2005, Phelps Dodge has returned approximately $1.3 billion to shareholders through special dividends. The definitive merger agreement with Freeport-McMoRan permits only regular dividends. Accordingly, additional shareholder capital returns under the program are on hold.

In December 2005, Phelps Dodge established and funded two trusts, one dedicated to funding postretirement medical obligations and the other to funding postretirement life insurance obligations, for eligible U.S. retirees. These trusts were established in connection with certain employee benefit plans sponsored by Phelps Dodge and are intended to constitute VEBA trusts under section 501(c)(9) of the Internal Revenue Code. The trusts help provide assurance to participants in these plans that Phelps Dodge will continue to have funds available to meet its obligations under the covered retiree medical and life insurance programs. However, the trusts will not reduce retiree contribution obligations that help fund these benefits and will not guarantee that retiree contribution obligations will not increase in the future. In December 2005, Phelps Dodge contributed a total of $200 million to these trusts, consisting of $175 million for postretirement medical obligations and $25 million for postretirement life insurance obligations. At the end of the 2006 second quarter, each VEBA trust commenced making payments in support of the benefit obligations funded by the respective trust.

In December 2005, Phelps Dodge established a trust dedicated to help fund Phelps Dodge’s global reclamation and remediation activities and made an initial cash contribution of $100 million. In March 2006, Phelps Dodge made an additional cash contribution of $300 million to the trust.

On May 27, 2005, shareholders approved an amendment to Phelps Dodge’s Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 200 million shares to 300 million shares. This increase provides additional flexibility for Phelps Dodge to pursue various corporate objectives.

Phelps Dodge filed a $1 billion shelf registration statement on Form S-3 with the Securities and Exchange Commission, which was declared effective May 10, 2005, to combine its $400 million shelf registration filed April 15, 2005, and $600 million outstanding under a shelf registration statement that was declared effective on July 15, 2003. The shelf registration provides flexibility to efficiently access capital markets should financial circumstances warrant.

As a result of the significant debt that Phelps Dodge will be required to support following the proposed acquisition by Freeport-McMoRan, Standard and Poor’s Rating Services has placed its BBB (positive outlook) rating of Phelps Dodge’s senior unsecured debt on Credit Watch with negative implications, and Moody’s Investors Service has placed its Baa2 (stable outlook) rating of Phelps Dodge’s senior unsecured debt under review for possible downgrade. Additionally, Fitch Ratings has placed its BBB rating of Phelps Dodge’s senior unsecured debt on Ratings Watch Negative.

New Mexico, Arizona and Colorado’s mined-land reclamation laws and New Mexico and Arizona’s ground water protection programs require financial assurance covering the net present value costs of reclamation and closure requirements. Each of these states permits a company to satisfy financial assurance requirements using a variety of forms, including third-party performance guarantees, financial strength tests, trust funds, surety bonds, letters of credit and collateral. The financial strength tests are designed to determine whether a company or third-party guarantor can demonstrate that it has the financial strength to fund future reclamation and closure costs.

Based upon current permit terms and agreements with the state of New Mexico, up to 70 percent of the financial assurance for Chino, Tyrone and Cobre may be provided in the form of third-party performance guarantees. Under the Mining Act Rules and the terms of the guarantees, certain financial soundness tests must be met by the guarantor. A publicly traded company may satisfy these financial tests by showing that its senior unsecured debt rating is investment grade and that it meets certain requirements regarding assets in relation to the required amount of financial assurance. Phelps Dodge has provided performance guarantees for a portion of the financial assurance required for Chino, Tyrone and Cobre. In Arizona, a permittee or guarantor that meets certain financial strength tests can also provide financial assurance under the mine-land reclamation and ground water protection laws. An investment-grade corporate rating is a requirement of some of the financial strength tests. Phelps Dodge satisfies its financial assurance requirements in Arizona through either Phelps Dodge guarantees or financial strength tests. Phelps Dodge’s senior unsecured debt currently carries investment-grade ratings. If Phelps Dodge’s credit rating for senior unsecured debt falls below investment grade, it may still be able to maintain part or all of its financial assurance using alternative financial strength tests in New Mexico and Arizona. However, a portion of its financial assurance requirements might be required to be supplied in another form, such as letters of credit, real property collateral or cash.

Phelps Dodge has reduced its use of surety bonds in support of financial assurance obligations in recent years due to significantly increasing costs and because many surety companies require a significant level of collateral supporting the bonds. If remaining surety bonds are unavailable at commercially reasonable terms, Phelps Dodge could be required to post other collateral or cash or cash equivalents directly in support of financial assurance obligations.

Phelps Dodge purchases a variety of insurance products to mitigate insurable losses. The various insurance products typically have specified deductible amounts, or self-insured retentions, and policy limits. Phelps Dodge purchases all-risk property insurance with varying site deductibles and an annual aggregate corporate deductible of $30 million. Phelps Dodge generally is self-insured for workers’ compensation, but purchases excess insurance up to statutory limits. An actuarial study is performed twice a year by an independent, third-party actuary for Phelps Dodge’s various casualty programs, including workers’ compensation, to estimate required insurance reserves.

On June 16, 2005, the Chilean government instituted a progressive royalty tax (the Mining Tax) rate on the operational margin generated from mining activities in Chile (5 percent for Phelps Dodge’s El Abra and Candelaria subsidiaries, and, based on current production levels, 1 percent for Phelps Dodge’s Ojos del Salado subsidiary). The Mining Tax became effective January 1, 2006, and El Abra and Candelaria have opted to participate in the special incentives provided as part of the Mining Tax. The special incentives include (i) a reduction in the Mining Tax rate from 5 percent to 4 percent for a 12-year period, and a guarantee that there will be no changes in other mining-related taxes, including the mining license fee, (ii) a tax credit equal to 50 percent of the Mining Tax during 2006 and 2007, and (iii) the use of accelerated depreciation in determining the Mining Tax and remittance of tax dividends through 2007. In addition, both El Abra and Candelaria are required to disclose certain financial information, including audited annual financial statements to the Chilean Securities and Insurance Commission.

In April 2006, an amendment to the Mining Tax was enacted, which allows mining companies to elect to deduct interest on loans provided that the use of accelerated depreciation and amortization used in the calculation of the Mining Tax is waived. Phelps Dodge’s analysis determined that the amended provisions would result in a favorable impact, and in June 2006, El Abra and Candelaria submitted an election to deduct interest expense. Upon making this election, the Mining Tax, which was previously recognized as a component of operating income, was reclassified to provision for taxes on income from continuing operations.

During 2005, Phelps Dodge finalized a year-long process of identifying and prioritizing opportunities to accelerate certain demolition, environmental reserve and asset retirement obligation projects. The projects were prioritized based on projects where Phelps Dodge has regulatory flexibility to remediate at a faster pace, structures that can be readily demolished, reclamation of visibly impacted areas, and projects in Arizona and New Mexico where Phelps Dodge has substantial long-term closure obligations. Phelps Dodge’s current plan is to spend, including capital, approximately $260 million for 2007 and approximately $180 million for 2008 associated with environmental reserve and reclamation projects. During 2006, approximately $179 million was spent on these projects.

The continued escalation of health-care costs is a burden that companies like Phelps Dodge cannot sustain over the long term. Phelps Dodge has continued to implement management tools to mitigate the impact of the increasing medical trend rate; nonetheless, this medical cost trend may have an adverse impact on Phelps Dodge.

Phelps Dodge’s earnings and cash flows primarily are determined by the results of its copper and molybdenum mining businesses. Based on expected 2007 annual consolidated production of approximately 2.9 billion pounds of copper, each 1 cent per pound change in the average annual copper price (or in the average annual cost of copper production) causes a variation in annual operating income, excluding the impact of its copper collars and before taxes and adjustments for minority interests, of approximately $29 million. The effect of such changes in copper prices or costs similarly affects Phelps Dodge’s pre-tax cash flows. Higher copper prices are generally expected to be sustained when there is a worldwide balance of copper supply and demand, and copper warehouse stocks are reasonable in relation to consumption.

Based on Phelps Dodge’s expected 2007 annual molybdenum production of approximately 76 million pounds and the assumption that approximately 75 percent of its molybdenum sales, depending on customer and product mix at the time, are adjusted based on the underlying published prices, each $1.00 per pound change in the average annual underlying published molybdenum price causes a variation in annual operating income before taxes of approximately $57 million.

Consumption of copper is dependent on general economic conditions and expectations. Although copper consumption has improved, it is not assured that underlying drivers of consumption will be sustained in 2007. Should copper and molybdenum prices and costs approximate 2006 realizations, Phelps Dodge would project earnings in 2007 of a similar magnitude to those realized in 2006. In that circumstance, 2007 cash flow from operations, existing cash balances and other sources of cash would be expected to significantly exceed current projected 2007 capital expenditures and investments, and debt payment obligations. For a more complete description of risk factors facing Phelps Dodge, see “Risk factors—Risks related to Phelps Dodge’s business.”

Freeport-McMoRan merger

On November 18, 2006, Phelps Dodge and Freeport-McMoRan entered into a definitive merger agreement under which Freeport-McMoRan will acquire Phelps Dodge, creating the world’s largest publicly traded copper company. The combined company will represent one of the most geographically diversified portfolios of operating, expansion and growth projects in the copper mining industry.

The transaction, which is subject to Phelps Dodge and Freeport-McMoRan shareholder approval, regulatory approvals and customary closing conditions, is expected to close in March 2007. Phelps Dodge and Freeport-McMoRan will each hold a special meeting of shareholders on March 14, 2007, to vote on the proposed acquisition. Phelps Dodge and Freeport-McMoRan common shareholders of record at the close of business on February 12, 2007, will be entitled to vote on the proposed transaction.

Under the terms of the transaction, Freeport-McMoRan will acquire all of the outstanding common shares of Phelps Dodge for a combination of cash and common shares of Freeport-McMoRan. Each Phelps Dodge shareholder would receive $88.00 per share in cash plus 0.67 common shares of Freeport-McMoRan for each Phelps Dodge share. Freeport-McMoRan will deliver a total of approximately 137 million shares to Phelps Dodge shareholders, resulting in Phelps Dodge shareholders owning approximately 38 percent of the combined company on a fully diluted basis. Based upon the closing price of Freeport stock on February 16, 2007, the combination of cash and common shares would have a value of $126.57 per Phelps Dodge share.

Hedging programs

Phelps Dodge does not purchase, hold or sell derivative financial instruments unless its has an existing asset or obligation or it anticipates a future activity that is likely to occur and will result in exposing it to market risk. Phelps Dodge does not enter into any instruments for speculative purposes. Phelps Dodge uses various strategies to manage its market risk, including the use of derivative instruments to limit, offset or reduce our market exposure. Derivative financial instruments are used to manage well-defined commodity price, energy, foreign exchange and interest rate risks from Phelps Dodge’s primary business activities. The fair values of Phelps Dodge’s derivative instruments are based on valuations provided by third parties, purchased derivative pricing models or widely published market closing prices at year end. In accordance with SFAS No. 133, (as amended by SFAS Nos. 137 and 149) and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” Phelps Dodge recognizes derivatives as either assets or liabilities on the Consolidated Balance Sheet at fair value. Changes in the fair value of derivatives are recorded each period in earnings or other comprehensive income (loss).

Copper fixed-price rod sales hedging. Some of Phelps Dodge’s copper wire customers request a fixed sales price instead of the COMEX average price in the month of shipment. Phelps Dodge hedges this fixed-price sales exposure in a manner that will allow it to receive the COMEX average price in the month of shipment while its customers receive the fixed price they requested. Phelps Dodge accomplishes this by entering into copper futures and swap contracts and then liquidating the copper futures contracts and settling the copper swap contracts during the month of shipment, which generally results in the realization of the COMEX average price. Hedge gains or losses from these contracts are recognized in revenue.

During 2006, 2005 and 2004, Phelps Dodge had hedge programs in place for approximately 619 million, 492 million and 381 million pounds of copper sales, respectively. All realized gains or losses from hedge transactions were substantially offset by a similar amount of loss or gain on the related customer sales contracts at maturity. At December 31, 2006, Phelps Dodge had copper futures and swap contracts outstanding for approximately 103 million pounds of copper sales maturing through November 2008.

At December 31, 2006, Phelps Dodge prepared an analysis to determine the sensitivity of its copper futures contracts to changes in copper prices. If copper prices had dropped a hypothetical 10 percent at the end of 2006, Phelps Dodge would have had a net loss from its copper futures contracts of approximately $30 million. All realized losses would be substantially offset by a similar amount of gain on the related customer sales.

Copper price protection programs. Phelps Dodge entered into programs to protect a portion of its 2005, 2006 and expected 2007 global copper production by purchasing zero-premium copper collars (consisting of both put and call options) and copper put options. The copper collars and copper put options are settled on an average LME pricing basis for their respective hedge periods. In 2006 and 2005, the copper collar put options settled monthly. Also in 2006, the purchased copper put options settled monthly. For 2007, the copper collar put options and purchased copper put options will settle annually. All of the copper collar call options settle annually. Phelps Dodge entered into these protection programs as insurance to help ameliorate the effects of unanticipated copper price decreases.

Transactions under these copper price protection programs do not qualify for hedge accounting treatment under SFAS No. 133 and are adjusted to fair market value based on the forward curve price and implied volatility as of the last day of the respective recording period, with the gain or loss recorded in revenues. The actual impact of Phelps Dodge’s 2007 zero-premium copper collar price protection programs will not be fully determinable until the maturity of the collars at year end, with final adjustments based on the average annual price.

At December 31, 2006, Phelps Dodge had in place zero-premium copper collars for approximately 486 million pounds of PDMC’s expected 2007 copper sales. These zero-premium copper collar price protection programs represent approximately 20 percent of Phelps Dodge’s expected annual copper sales for 2007. Therefore, approximately 80 percent of its expected annual copper sales for 2007 will participate fully in higher LME and COMEX copper prices. At December 31, 2006, Phelps Dodge also had in place copper put options for approximately 730 million pounds of PDMC’s expected 2007 copper sales.

At December 31, 2006, Phelps Dodge prepared an analysis to determine the sensitivity of its copper price protection contracts to changes in market prices. If the forward curve price had increased a hypothetical 10 percent at the end of 2006, Phelps Dodge would have recognized a reduction in net income of approximately $130 million associated with its 2007 copper option contracts.

Copper COMEX/LME arbitrage program. A portion of the copper cathode consumed by Phelps Dodge’s North American rod mills to make copper products are purchased using the monthly average LME copper price. North American refined copper products are sold using the monthly average COMEX copper price in the month of shipment. As a result, domestic rod mill purchases of LME-priced copper are subject to COMEX/LME price differential risk. From time to time, Phelps Dodge may transact copper swaps to protect the COMEX/LME price differential for LME-priced copper cathodes purchased for sale in the North American market. Phelps Dodge’s COMEX/LME arbitrage program began in 2004. During 2006, Phelps Dodge converted approximately 186 million pounds of LME-priced copper cathode purchases to a COMEX price basis. At December 31, 2006, Phelps Dodge had outstanding copper swap contracts to convert approximately 25 million pounds of 2007 LME-priced copper cathode purchases to a COMEX-price basis for sale in the North American market through the use of copper swaps maturing through March 2007.

At December 31, 2006, Phelps Dodge prepared an analysis to determine the sensitivity of its COMEX/LME copper arbitrage contracts to changes in market prices. If the COMEX/LME arbitrage market prices had increased a hypothetical 10 percent at the end of 2006, Phelps Dodge would have had a negligible net loss from its contracts. All losses on these hedge transactions would have been substantially offset by a similar amount of gain on the underlying copper purchases.

Metal purchase hedging. Phelps Dodge’s international Wire and Cable operations may enter into metal (aluminum, copper and lead) swap contracts to hedge its metal purchase price exposure on fixed-price sales contracts to allow it to lock in the cost of the metal used in fixed-price cable sold to customers. These swap contracts are generally settled during the month of finished product shipment and result in a net LME metal price consistent with that agreed with Phelps Dodge’s customers. During 2006, 2005 and 2004, Phelps Dodge had settled metal hedge swaps for approximately 57 million, 33 million and 23 million pounds of metal sales, respectively. At December 31, 2006, Phelps Dodge had outstanding swaps on approximately 33 million pounds of metal purchases maturing through February 2008.

At December 31, 2006, Phelps Dodge prepared an analysis to determine the sensitivity of its metal swap contracts to changes in market prices. If market prices had dropped a hypothetical 10 percent at the end of 2006, Phelps Dodge would have had a net loss from its swap contracts of approximately $5 million. All losses on these hedge transactions would have been substantially offset by a similar amount of gain on the underlying metal purchases.

Gold and silver price protection program. Phelps Dodge’s Candelaria copper mine in Chile produces and sells a substantial amount of copper concentrate. The copper concentrate contains small amounts of precious metals, including gold and silver. To protect its exposure against a decrease in gold and silver selling prices, Phelps Dodge may enter into zero-premium collars and purchased put options. For 2007, Phelps Dodge has only entered into purchased put options for gold and silver. The zero-premium collars involve the simultaneous purchase of a put option and sale of a call option to protect a portion of its precious metals selling prices. The zero-premium collars protect its exposure to reduced selling prices while retaining the ability to participate in some price increases and are settled on an average pricing basis for their respective hedge periods. The purchased put options protect Phelps Dodge’s exposure to reduced selling prices while retaining the ability to participate in price increases.

During 2006, 2005 and 2004, Phelps Dodge settled gold collars protecting approximately 116,000, 97,000 and 108,000 ounces of gold included in copper concentrate sales, respectively. Phelps Dodge’s zero-premium gold collars consist of monthly put options and annual call options. The gains and losses on these hedge transactions were substantially offset by a similar amount of loss or gain on the underlying concentrate sales. At December 31, 2006, Phelps Dodge had outstanding purchased put option contracts in place to hedge approximately 75,000 ounces of gold included in copper concentrate sales maturing through December 2007.

During 2006 and 2005, Phelps Dodge settled silver collars protecting approximately 1.2 million ounces and 660,000 ounces of silver included in copper concentrate sales, respectively. During 2004, Phelps Dodge did not settle any silver collars. Phelps Dodge’s zero-premium silver collars consist of monthly put options and annual call options. At December 31, 2006, Phelps Dodge had outstanding purchased put option contracts in place to hedge approximately 940,000 ounces of silver included in copper concentrate sales maturing through December 2007.

Phelps Dodge’s gold and silver purchase put option contracts involve the payment of an option premium, which is accounted for on a mark-to-market basis over the life of the option.

Copper quotational period swap program. The copper content in Candelaria’s copper concentrate is sold at the monthly average LME copper price, generally from one to three months after the month of arrival at the customer’s facility. If copper shipments have a price settlement basis other than the month of shipment, copper swap transactions may be used to realign the shipment and pricing month in order that Phelps Dodge receives the month-of-shipment average LME copper price. During 2006, 2005 and 2004, Phelps Dodge settled copper swaps totaling approximately 365 million, 448 million and 159 million pounds of copper sales, respectively, with a pricing month other than the month of shipment. Gains and losses on these hedge transactions were substantially offset by a similar amount of loss or gain on the underlying concentrate sales. At December 31, 2006, Phelps Dodge had outstanding copper swap contracts in place to hedge approximately 3 million pounds of copper sales maturing through January 2007. As of February 23, 2007, Phelps Dodge placed copper swap contracts for approximately 2 percent of Candelaria’s provisionally priced copper sales outstanding at December 31, 2006.

At December 31, 2006, Phelps Dodge prepared an analysis to determine the sensitivity of its copper quotational period swap contracts to changes in copper prices. If copper prices had increased a hypothetical 10 percent at the end of 2006, Phelps Dodge would have had a net loss from its copper swap contracts of approximately $1 million. All realized losses would be substantially offset by a similar amount of gain on the copper sales contracts.

Diesel fuel/natural gas price protection program. Phelps Dodge purchases significant quantities of diesel fuel and natural gas to operate its facilities and as inputs to various activities in the mining, copper smelting and refining process and electricity generation.

To reduce its exposure to price increases in these energy products, Phelps Dodge may, from time to time, enter into energy price protection programs for its North American and Chilean operations. Phelps Dodge’s diesel fuel and natural gas price protection programs consist of purchasing a combination of diesel fuel and natural gas call option contracts and fixed-price swaps. The call option contracts give the holder the right, but not the obligation, to purchase a specific commodity at a pre-determined price, or “strike price.” Call options allow Phelps Dodge to cap the commodity purchase cost at the strike price of the option while allowing it the ability to purchase the commodity at a lower cost when market prices are lower than the strike price. Fixed-price swaps allow Phelps Dodge to establish a fixed commodity purchase price for delivery during a specific hedge period.

During 2006, 2005 and 2004, Phelps Dodge had approximately 58 million, 61 million and 56 million gallons of diesel fuel purchases hedged, respectively. Gains on these hedge transactions were substantially offset by a similar amount of loss on the underlying diesel fuel purchases. At December 31, 2006, Phelps Dodge had outstanding diesel fuel option contracts in place to hedge approximately 14 million gallons of diesel fuel consumption maturing through March 2007. Phelps Dodge’s diesel fuel call option contracts involve the payment of an option premium, which is accounted for on a mark-to-market basis over the life of the option.

Phelps Dodge’s natural gas price protection program, which started in 2001, had approximately 7.4 million, 7.3 million and 7.6 million decatherms of natural gas purchases hedged with natural gas options in 2006, 2005 and 2004, respectively. Gains on these hedge transactions were substantially offset by a similar increase in the cost of the underlying energy purchases. At December 31, 2006, Phelps Dodge had outstanding natural gas option contracts in place to hedge approximately 1.5 million decatherms of natural gas consumption maturing through March 2007. Phelps Dodge’s natural gas call option contracts involve the payment of an option premium, which is accounted for on a mark-to-market basis over the life of the option.

Interest rate hedging. The purpose of Phelps Dodge’s interest rate hedge programs is, from time to time, to reduce the variability in interest payments as well as protect against significant fluctuations in the fair value of its debt. At December 31, 2006 and 2005, Phelps Dodge did not have any interest rate swap programs in place.

Foreign currency hedging. As a global company, Phelps Dodge transacts business in many countries and in many currencies. Foreign currency transactions of Phelps Dodge’s international subsidiaries increase its risks because exchange rates can change between the time agreements are made and the time foreign currency transactions are settled. Phelps Dodge may hedge or protect the functional currencies of its international subsidiaries’ transactions by entering into forward exchange contracts or currency swaps to lock in or minimize the effects of fluctuations in exchange and interest rates. Phelps Dodge’s foreign currency protection programs protect the functional currencies of its international subsidiaries, which included exposures to the British pound, Euro, South African rand and U.S. dollar. At December 31, 2006, Phelps Dodge had forward exchange contracts outstanding for $19 million maturing through May 2007.

At December 31, 2006, Phelps Dodge prepared an analysis to determine the sensitivity of its forward foreign exchange contracts to changes in exchange rates. A hypothetical negative exchange rate movement of 10 percent would have resulted in a potential loss of approximately

$2 million. The loss would have been virtually offset by a gain on the related underlying transactions.

Environmental matters

Phelps Dodge is subject to various stringent federal, state and local environmental laws and regulations that govern emissions of air pollutants; discharges of water pollutants; and generation, handling, storage and disposal of hazardous substances, hazardous wastes and other toxic materials. Phelps Dodge also is subject to potential liabilities arising under CERCLA or similar state laws that impose responsibility on persons who arranged for the disposal of hazardous substances, and on current and previous owners and operators of a facility for the cleanup of hazardous substances released from the facility into the environment, including damages to natural resources. In addition, Phelps Dodge is subject to potential liabilities under the Resource Conservation and Recovery Act (RCRA) and analogous state laws that require responsible parties to remediate releases of hazardous or solid waste constituents into the environment associated with past or present activities.

Phelps Dodge or its subsidiaries have been advised by U.S. Environmental Protection Agency (EPA), the U.S. Forest Service and several state agencies that they may be liable under CERCLA or similar state laws and regulations for costs of responding to environmental conditions at a number of sites that have been or are being investigated by EPA, the U.S. Forest Service or states to determine whether releases of hazardous substances have occurred and, if so, to develop and implement remedial actions to address environmental concerns. Phelps Dodge also has been advised by trustees for natural resources that Phelps Dodge may be liable under CERCLA or similar state laws for damages to natural resources caused by releases of hazardous substances.

Phelps Dodge has established reserves for potential environmental obligations that management considers probable and for which reasonable estimates can be made. For closed facilities and closed portions of operating facilities with environmental obligations, an environmental liability is accrued when a decision to close a facility or a portion of a facility is made by management, and when the environmental liability is considered to be probable. Environmental liabilities attributed to CERCLA or analogous state programs are considered probable when a claim is asserted, or is probable of assertion, and Phelps Dodge has been associated with the site. Other environmental remediation liabilities are considered probable based upon specific facts and circumstances. Liability estimates are based on an evaluation of, among other factors, currently available facts, existing technology, presently enacted laws and regulations, Phelps Dodge’s experience in remediation, other companies’ remediation experience, Phelps Dodge’s status as a potentially responsible party (PRP), and the ability of other PRPs to pay their allocated portions. Accordingly, total environmental reserves of $377.9 million and $367.9 million were recorded as of December 31, 2006 and 2005, respectively. The long-term portion of these reserves is included in other liabilities and deferred credits on the Consolidated Balance Sheet and amounted to $261.0 million and $285.6 million at December 31, 2006 and 2005, respectively.

The following table summarizes environmental reserve activities for the years ended December 31:

(Dollars in millions)	2006	2005	2004

Balance, beginning of year	$367.9	303.6	317.2
Additions to reserves(a)	84.0	116.0	63.6
Reductions in reserve estimates	(1.6)	(2.6)	(4.7)
Spending against reserves	(72.4)	(49.1)	(72.5)

Balance, end of year	$377.9	367.9	303.6

(a)	2006 included $10.6 million not charged to expense that was associated with cash settlements to Phelps Dodge from PRPs.

The site currently considered to be the most significant is the Pinal Creek site near Miami, Arizona, where approximately $102 million remained in the environmental reserve at December 31, 2006. Phelps Dodge Miami, Inc. and the other Pinal Creek Group (PCG) members have been pursuing contribution litigation against three other parties involved with the site. Phelps Dodge Miami, Inc. dismissed its contribution claims against one defendant when another PCG member agreed to be responsible for any share attributable to that defendant. Phelps Dodge Miami, Inc. and the other PCG members settled their contribution claims against another defendant in April 2005, which resulted in cancellation of the Phase I trial. While the terms of the settlement are confidential, the proceeds of the settlement will be used to address remediation at the Pinal Creek site. The Phase II trial, which will allocate liability, has been postponed due to a discovery dispute and related orders and appeals and has not yet been rescheduled.

For the years 2006, 2005 and 2004, Phelps Dodge recognized net charges of $82.4 million, $113.4 million and $58.9 million, respectively, for environmental remediation. The sites with the most significant reserve changes during 2006 were the Chino Administrative Order on Consent (Chino AOC), the Tohono Tailing and Evaporation Pond Remediation, and the Anniston Lead and PCB sites. The sites with the most significant reserve changes during 2005 were the Anniston Lead and PCB sites, and the Laurel Hill site. The remainder of environmental remediation changes was primarily for closed or non-owned sites, none of which increased or decreased individually more than approximately $10 million during 2006 or 2005.

Chino AOC. In December 1994, Chino entered into an Administrative Order on Consent (AOC) with the New Mexico Environmental Department (NMED), which requires Chino to perform a CERCLA-quality investigation of environmental impacts and the potential risks to human health and the environment associated with portions of the Chino property affected by historical mining operations. The remedial investigation began in 1995 and is still in progress, although substantial portions of the investigation are complete. During 2006, soil removal actions in residential yards were initiated at the Hurley townsite. Although no feasibility studies have been completed, Phelps Dodge expects that additional remediation will also be required in other areas. Phelps Dodge is currently negotiating an interim remedial action with NMED for the Whitewater Creek Investigative Unit and a technology pilot test at the Smelter/Tailing Investigative Unit, and expect to conduct feasibility studies for these areas after several years of monitoring the results of these actions. During 2006, Phelps Dodge increased its reserve associated with these implemented and planned actions at the Chino AOC by approximately $14 million, which was partially offset by spending during the year, for a total reserve at December 31, 2006, of approximately $27 million.

Tohono tailing and evaporation pond remediation. Cyprus Tohono (Tohono) leases certain land from the Tohono O’odham Nation (the Nation), including the mining operation site that comprises an open pit, underground mine workings, leach and non-leach rock stockpiles, tailing and evaporation ponds, SX/EW operations and ancillary facilities. The Nation, along with several federal agencies, has notified Cyprus Tohono of groundwater quality concerns and concerns with other environmental impacts from historical mining operations. In recent years, Cyprus Tohono expanded its groundwater-monitoring well network, with some samples showing contaminant levels above primary and secondary drinking water standards. In addition, tests from a neighboring Native American village’s water supply well indicated elevated concentrations of sulfate. Cyprus Tohono has installed new water wells and provided an alternative water supply to the village. EPA has completed a Preliminary Assessment and Site Investigation (PA/SI) of the Tohono mine under the federal Superfund program and has concluded that the site is eligible for listing on the National Priorities List (NPL). The Nation has asked EPA not to list the Tohono mine on the NPL.

During 2006, Cyprus Tohono entered into an AOC with EPA to conduct a non-time-critical removal action and perform remediation at the former tailing impoundment and evaporation pond areas. In January 2007, the Nation requested the assistance of EPA to evaluate groundwater contamination associated with the Cyprus Tohono mine. Phelps Dodge expects to negotiate and enter into a separate AOC to perform a remedial investigation and feasibility study for groundwater contamination at the site. During 2006, based on the work plan submitted to EPA for the removal action, Phelps Dodge increased its reserve for this Superfund matter by approximately $12 million, which was partially offset by spending during the year, for a total reserve at December 31, 2006, of approximately $25 million.

Anniston lead and PCB sites. Phelps Dodge Industries, Inc. (PDII) formerly operated a brass foundry in Anniston, Alabama, and has been identified by the EPA as a potentially responsible party (PRP) at the Anniston Lead and PCB sites. The Anniston Lead site consists of lead contamination originating from historical industrial operations in and about Anniston; the Anniston PCB site consists of PCB contamination originating primarily from historical PCB manufacturing operations in Anniston. Pursuant to an administrative order on consent/settlement agreement (Settlement Agreement), PDII, along with 10 other parties identified by EPA as PRPs, agreed to conduct a non-time-critical removal action at certain residential properties identified to have lead and PCB contamination above certain thresholds. While PDII and the other parties to the Settlement Agreement have some responsibility to address residential PCB contamination, that responsibility is limited, with EPA characterizing PDII and the parties to the Settlement Agreement as de minimis PRPs. The Settlement Agreement became final on January 17, 2006. During 2006, PDII and the other PRPs reached a final cost-sharing agreement that, among other things, assigns PDII the responsibility to manage the PRPs’ obligations under the Settlement Agreement. In addition, since finalizing the Settlement Agreement, sampling of residential yards and required soil removal actions commenced. During 2006 and 2005, PDII increased its reserve by approximately $11 million and $22 million, respectively, which was offset by spending during those years, for a total reserve of approximately $27 million at December 31, 2006, covering remedial costs, PRP group settlement costs, and legal and consulting costs.

Laurel Hill site. Phelps Dodge Refining Corporation, a subsidiary of Phelps Dodge, owns a portion of the Laurel Hill property in Maspeth, New York, that formerly was used for metal-related smelting, refining and manufacturing. All industrial operations at the Laurel Hill site ceased in 1984. In June 1999, Phelps Dodge entered into an Order on Consent with New York State Department of Environmental Conservation (NYSDEC) that required Phelps Dodge to perform, among other things, a remedial investigation and feasibility study relating to environmental conditions and remedial options at the Laurel Hill site. NYSDEC issued a final remedial decision in January 2003 in the form of a Record of Decision (ROD) regarding the property. Phelps Dodge expects to complete the work under the ROD in 2007.

In July 2002, Phelps Dodge entered into another Order on Consent with NYSDEC requiring Phelps Dodge to conduct a remedial investigation and feasibility study relating to sediments in Newtown and Maspeth Creeks, which are located contiguous to the Laurel Hill site. Phelps Dodge commenced the remedial investigation in 2004. Phelps Dodge is scheduled to submit its remedial investigation report and its remedial feasibility report to NYSDEC in 2007. Phelps Dodge is currently engaged in settlement discussions with NYSDEC concerning the types of remedial actions in the feasibility study that would be acceptable to the agency. During 2005, based on the types of remedial actions being discussed and associated transactional costs, the environmental reserve was increased by approximately $21 million. At December 31, 2006, the total reserve for the Laurel Hill site was approximately $19 million, which covers ongoing consulting and legal costs to complete the required studies and assess contributions from other potential parties plus expected remedial action costs for impacted sediments. Phelps Dodge also is currently engaged in settlement discussions with federal and state natural resource trustees concerning potential natural resource damages attributable to historical operations at the Laurel Hill facility. The environmental reserve also covers possible settlement amounts for these potential natural resource damages being discussed with federal and state trustees.

On February 8, 2007, the Attorney General for the state of New York issued a Notice of Intent to Sue under the citizen suit provision of RCRA alleging that historical contamination from the Laurel Hill site has created an imminent and substantial endangerment to health and the environment in the adjacent Newtown Creek and portions of the adjacent shoreline. The notice seeks injunctive relief under RCRA for alleged environmental contamination. Phelps Dodge intends to discuss the notice with the Office of the Attorney General.

Other. At December 31, 2006, the cost range for reasonably possible outcomes for all reservable environmental remediation sites (including Pinal Creek’s estimate of approximately $92 million to $205 million) was estimated from approximately $332 million to $631 million (of which $377.9 million has been reserved).

Phelps Dodge has a number of sites that are not the subject of an environmental reserve because it is not probable that a successful claim will be made against Phelps Dodge for those sites, but for which there is a reasonably possible likelihood of an environmental remediation liability. At December 31, 2006, the cost range for reasonably possible outcomes for all such sites, for which an estimate can be made, was approximately $3 million to $18 million. The liabilities arising from potential environmental obligations that have not been reserved at this time may be material to the operating results of any single quarter or year in the future. Phelps Dodge’s management, however, believes the liability arising from potential environmental obligations is not likely to have a material adverse effect on Phelps Dodge’s liquidity or financial position as such obligations could be satisfied over a period of years.

Asset retirement obligations

Phelps Dodge recognizes asset retirement obligations (AROs) as liabilities when incurred, with the initial measurement at fair value. With the adoption of FIN 47 in the 2005 fourth quarter, Phelps Dodge recognizes conditional AROs as liabilities when sufficient information exists to reasonably estimate the fair value. These liabilities are accreted to full value over time through charges to income. In addition, asset retirement costs (ARCs) are capitalized as part of the related asset’s carrying value and are depreciated primarily on a units- of-production basis over the asset’s useful life. Reclamation costs for future disturbances are recognized as an ARO and as a related ARC in the period of the disturbance. Phelps Dodge’s cost estimates are reflected on a third-party cost basis and comply with Phelps Dodge’s legal obligation to retire tangible, long-lived assets as defined by SFAS No. 143. These cost estimates may differ from financial assurance cost estimates due to a variety of factors, including obtaining updated cost estimates for reclamation activities, the timing of reclamation activities, changes in the scope of reclamation activities and the exclusion of certain costs not accounted for under SFAS No. 143.

The following tables summarize ARO and ARC activities for the years ended December 31:

Asset retirement obligations
(Dollars in millions)	2006	2005	2004

Balance, beginning of year	$398.4	275.2	225.3
Liability recorded upon adoption of FIN 47	–	17.9	–
Additional liabilities from fully consolidating El Abra and Candelaria	–	–	5.6
New liabilities during the period	5.3	1.5	1.8
Accretion expense	25.8	22.8	19.6
Payments	(64.3)	(39.2)	(28.9)
Revisions in estimated cash flows	78.9	127.0	51.6
Foreign currency translation adjustments	–	(0.6)	0.2
Transfer to long-term liabilities related to assets held for sale	–	(6.2)	–
Other	1.4	–	–

Balance, end of year	$445.5	398.4	275.2

Asset retirement costs
(Dollars in millions)	2006	2005	2004

Gross balance, beginning of year	$199.2	196.3	138.9
Asset recorded upon adoption of FIN 47	–	8.4	–
Additional assets from fully consolidating El Abra and Candelaria	–	–	3.8
New assets during the period	5.3	1.5	1.8
Revisions in estimated cash flows	78.9	127.0	51.6
Impairment of assets	–	(129.7)	–
Foreign currency translation adjustments	–	(0.4)	0.2
Transfer to long-term assets held for sale	–	(3.9)	–

Gross balance, end of year	283.4	199.2	196.3
Less accumulated depreciation, depletion and amortization(a)	101.5	86.4	71.2

Net balance, end of year	$181.9	112.8	125.1

(a)	In 2005, accumulated depreciation, depletion and amortization included adjustments for the adoption of FIN 47 ($4.0 million) and the transfer to long-term assets held for sale ($2.0 million); 2004 included adjustments of $1.4 million from fully consolidating El Abra and Candelaria.

At December 31, 2006, Phelps Dodge estimated its share of the total cost of AROs, including anticipated future disturbances and cumulative payments, at approximately $1.4 billion (unescalated, undiscounted and on a third-party cost basis), leaving approximately $900 million remaining to be accreted over time. These aggregate costs may increase or decrease materially in the future as a result of changes in regulations, engineering designs and technology, permit modifications or updates, mine plans or other factors and as actual reclamation spending occurs. ARO activities and expenditures generally are made over an extended period of time commencing near the end of the mine life; however, certain reclamation activities could be accelerated if they are determined to be economically beneficial.

In December 2005, Phelps Dodge established a trust dedicated to funding its global reclamation and remediation activities and made an initial cash contribution of $100 million. In March 2006, Phelps Dodge made an additional cash contribution of $300 million to the trust. Phelps Dodge also has trust assets that are legally restricted to fund a portion of its AROs for Chino, Tyrone and Cobre, as required for New Mexico financial assurance. At December 31, 2006 and 2005, the fair value of these trust assets was approximately $514 million and $191 million, respectively, with approximately $97 million and $91 million, respectively, legally restricted.

During 2006, Phelps Dodge revised its cash flow estimates and timing by $78.9 million, which primarily consisted of changes at its Tyrone mine ($57.3 million, discounted) as a result of revising cost estimates, based on detailed engineering designs, associated with accelerating reclamation activities at its Mangas Valley tailing dams.

During 2006, Phelps Dodge also revised its cash flow estimates and timing at Cerro Verde ($9.6 million, discounted) as a result of cost estimates associated with the commencement of the sulfide mining process and Cerro Verde completing its comprehensive review of the requirements and associated cost estimates to comply with Mine Closure Law published by the Peruvian Ministry of Energy and Mines.

During 2005, Phelps Dodge revised its cash flow estimates and timing by $127.0 million, which primarily consisted of changes at its Tyrone and Chino mines ($107.0 million, discounted). These revisions were the result of Tyrone receiving a permit modification in March 2005 from the Mining and Minerals Division of the New Mexico Energy, Minerals and Natural Resources Department (MMD) that adjusted the timing of reclamation activities for its inactive tailing operations. Additionally, Tyrone obtained new cost estimates to perform the closure activities. Tyrone also accelerated timing of closure activities for stockpile and tailing work and changed the scope of reclamation work for certain stockpiles to coincide with a change in life-of-mine plan assumptions. Chino also changed the timing of its cash flow estimates to coincide with a change in life-of-mine plan assumptions.

In 2005, Phelps Dodge also revised its cash flow estimates and timing at the El Abra and Candelaria mines ($7.7 million, discounted) as a result of completing its comprehensive review of the requirements and associated cost estimates to comply with the modified mining safety regulation published by the Chilean Ministry of Mining.

In the 2005 second quarter, Tyrone and Cobre mines recorded impairments of ARCs of $124.5 million and $5.2 million, respectively.

During 2004, Phelps Dodge revised its cash flow estimates by $51.6 million, which primarily consisted of changes at its Tyrone and Chino mines ($43.6 million, discounted). These revisions were the result of Tyrone receiving a permit modification in April 2004 from MMD that provided conditions for approval of its closure plan and established the financial assurance amount. Tyrone’s estimates were also updated for actual closure expenses incurred in 2004. In addition, ongoing discussions with NMED and MMD required Phelps Dodge to perform activities substantially different in scope to fulfill certain permit requirements for the tailing and stockpile studies and accelerate closure expenditures associated with its then-current life-of-mine plans at both Tyrone and Chino.

Significant Arizona environmental and reclamation programs

ADEQ has adopted regulations for its aquifer protection permit (APP) program that replaced the previous Arizona groundwater quality protection permit regulations. Several of Phelps Dodge’s properties continue to operate pursuant to the transition provisions for existing facilities under

APP regulations. APP regulations require permits for certain facilities, activities and structures for mining, concentrating and smelting. APP requires compliance with aquifer water quality standards at an applicable point of compliance well or location. APP also may require mitigation and discharge reduction or elimination of some discharges. Existing facilities operating under APP transition provisions are not required to modify operations until requested by the state of Arizona, or unless a major modification at the facility alters the existing discharge characteristics.

An application for an APP requires a description of a closure strategy to meet applicable groundwater protection requirements following cessation of operations and a cost estimate to implement the closure strategy. An APP may specify closure requirements, which may include post-closure monitoring and maintenance requirements. A more detailed closure plan must be submitted within 90 days after a permittee notifies ADEQ of its intent to cease operations. A permit applicant must demonstrate its financial capability to meet the closure costs required under APP. In 2005, ADEQ amended the financial assurance requirements under APP regulations. As a result of the amendments, facilities covered by APPs may have to provide additional financial assurance demonstrations or mechanisms for closure and post-closure costs.

Phelps Dodge has received an APP for its Morenci operations, its Safford development property, portions of its Bagdad and Miami mines, a sewage treatment facility at Ajo, and for a closed tailing impoundment in Clarkdale, Arizona. Phelps Dodge has submitted proposed modifications to the Clarkdale APP to reflect capping actions taken in 2006. Phelps Dodge has conducted groundwater studies and submitted APP applications for several of its other properties and facilities, including the Bagdad, Sierrita, Miami and Bisbee mines, and United Verde branch. Permits for most of these other properties and facilities likely will be issued by ADEQ in the first half of 2007. Phelps Dodge will continue to submit all required APP applications for its remaining properties and facilities, and for modifications to its existing operations, as well as for any new properties or facilities. Phelps Dodge does not know what APP requirements are going to be for all existing and new facilities and, therefore, it is not possible for it to estimate costs associated with those requirements. Phelps Dodge is likely to continue to have to make expenditures to comply with the APP program.

At its Sierrita and Bisbee properties, ADEQ has proposed detailed requirements to protect public drinking water sources with respect to non-hazardous substances, such as sulfate. Sierrita has signed a Mitigation Order with ADEQ to address sulfate-impacted groundwater that is used for drinking water purposes. A similar draft Mitigation Order is being negotiated for Bisbee. Financial assurance, in the same form used for the Arizona APP program, will likely be required for any long-term measures implemented under these Mitigation Orders.

Portions of Phelps Dodge’s Arizona mining operations that operated after January 1, 1986, also are subject to the Arizona Mined Land Reclamation Act (AMLRA). AMLRA requires reclamation to achieve stability and safety consistent with post-mining land use objectives specified in a reclamation plan. Reclamation plans require approval by the State Mine Inspector and must include a cost estimate to perform the reclamation measures specified in the plan. Financial assurance must be provided under AMLRA covering the estimated cost of performing the reclamation plan.

Both under APP regulations and AMLRA, a publicly traded company may satisfy the financial assurance requirements by showing that its unsecured debt rating is investment grade and that it meets certain requirements regarding assets in relation to estimated closure and post-closure cost and reclamation cost estimates. Phelps Dodge’s senior unsecured debt currently carries an investment-grade rating. Additionally, Phelps Dodge currently meets another financial strength test under Arizona law that is not ratings dependent. Under the amended APP regulations, Phelps Dodge has provided guarantees for the financial assurance obligations of its subsidiaries that have pending APP permits and has provided financial strength demonstrations for pending APP permits that will be issued to Phelps Dodge.

At December 31, 2006 and 2005, Phelps Dodge had accrued closure costs of approximately $74 million and $68 million, respectively, for its Arizona operations. The amount of financial assurance currently demonstrated for closure and reclamation activities is approximately $174 million. If Phelps Dodge’s credit rating for senior unsecured debt falls below investment grade, and if it could not meet the alternative financial strength test that is independent of debt ratings, its Arizona mining operations might be required to supply financial assurance in another form.

Cyprus Tohono is subject to environmental compliance, closure and reclamation requirements under its leases with the Tohono O’odham Nation and Mine Plans of Operations. The closure and reclamation requirements under the leases require action to be taken upon termination of the leases, which currently expire between 2012 and 2017, unless terminated earlier in accordance with the terms of the lease. Previous studies indicate that closure and reclamation requirements, excluding any potential Superfund environmental response costs, are estimated at approximately $5 million. Phelps Dodge has provided interim financial assurance in the amount of $5.1 million, of which $5.0 million is in the form of a corporate performance guarantee. Cyprus Tohono has committed to update its previous closure and reclamation studies and associated cost estimates by June 2007.

Significant New Mexico environmental and reclamation programs

Phelps Dodge’s New Mexico operations, Chino, Tyrone, Cobre and Hidalgo, each are subject to regulation under the New Mexico Water Quality Act and the Water Quality Control Commission (WQCC) regulations adopted under that Act. NMED has required each of these operations to submit closure plans for NMED’s approval. The closure plans must describe measures to be taken to prevent groundwater quality standards from being exceeded following the closure of discharging facilities and to abate any groundwater or surface water contamination.

Chino, Tyrone and Cobre also are subject to regulation under the New Mexico Mining Act (the Mining Act), which was enacted in 1993, and the Mining Act Rules, which are administered by MMD. Under the Mining Act, Chino, Tyrone and Cobre are required to submit and obtain approval of closeout plans describing the reclamation to be performed following closure of the mines or portions of the mines.

Financial assurance is required to ensure that funding will be available to perform both the closure and the closeout plans if the operator is not able to perform the work required by the plans. The amount of the financial assurance is based upon the estimated cost for a third party to complete the work specified in the plans, including any long-term operation and maintenance, such as operation of water treatment systems. NMED and MMD calculate the required amount of financial assurance using a “net present value” (NPV) method, based upon approved discount and escalation rates, when the closure plan and/or closeout plan require performance over a long period of time.

In April 2005, the governor of New Mexico signed Senate Bill 986, effective June 17, 2005, that removes the requirement to provide financial assurance for the gross receipts tax levied on closure work. As a result of this legislation, NMED and MMD have approved reductions of approximately $27 million (NPV basis) from the total amount of financial assurance required.

Phelps Dodge’s cost estimates to perform the work itself (internal cost basis) generally are lower than the cost estimates used for financial assurance due to Phelps Dodge’s historical cost advantages, savings from the use of Phelps Dodge’s own personnel and equipment as opposed to third-party contractor costs, and opportunities to prepare the site for more efficient reclamation as mining progresses.

At December 31, 2006 and 2005, Phelps Dodge had accrued closure costs of approximately $296 million and $263 million, respectively, for its New Mexico operations.

Significant Colorado reclamation programs

Phelps Dodge’s Climax and Henderson mines in Colorado are subject to permitting requirements under the Colorado Mined Land Reclamation Act, which requires approval of reclamation plans and provisions for financial assurance. These mines have had approved mined-land reclamation plans for several years and have provided the required financial assurance to the state of Colorado in the amount of $52.4 million and $28.5 million, respectively, for Climax and Henderson. Climax financial assurance comprises a single surety bond; Henderson financial assurance comprises $18.2 million in collateralized Climax Molybdenum water rights, a $10.1 million surety bond and a letter of credit in the amount of $0.2 million. As a result of adjustments to the approved cost estimates for various reasons, the amount of financial assurance requirements can increase or decrease over time. In 2005, Phelps Dodge finalized Henderson’s reclamation plan and related financial assurance with the Colorado Division of Reclamation Mining and Safety, which resulted in a revision of its ARO estimates. At December 31, 2006 and 2005, Phelps Dodge had accrued closure costs of approximately $23 million and $24 million, respectively, for its Colorado operations.

Significant international closure and reclamation programs

Sociedad Minera Cerro Verde S.A.A.  On August 15, 2005, the Peruvian Ministry of Energy and Mines published the final regulation associated with the Mine Closure Law. The regulation required companies to submit closure plans for existing projects within one year after August 15, 2005, and for new projects within one year after approval of the Environmental Impact Statement. Additionally, the regulation sets forth the financial assurance requirements, including guidance for calculating the estimated cost and the types of financial assurance instruments that can be utilized.

In accordance with the new regulation, Cerro Verde submitted its closure plan on August 14, 2006. Cerro Verde is also in the process of determining its financial assurance obligations associated with the new regulation, which is not required to be submitted to the Peruvian Ministry of Energy and Mines until early 2008. Based on the submitted closure plan’s scope of work, the revised site-wide cost estimate is approximately $78 million (undiscounted, unescalated and on a third-party cost basis). At December 31, 2006 and 2005, Cerro Verde had accrued closure costs of approximately $15 million and $5 million, respectively.

Other.  On February 7, 2004, the Chilean Ministry of Mining published and passed a modification to its mining safety regulations. The current published regulation requires a company to submit a reclamation plan within five years of the published regulation. In the 2005 fourth quarter, El Abra and Candelaria completed their comprehensive review of the revised cost estimates based on existing regulations, which resulted in a revision to the ARO estimates. ARO estimates may require further revision if new interpretations or additional technical guidance are published to further clarify the regulation. Final closure plans and related financial assurance requirements will be filed with the Ministry before February 2009. At December 31, 2006 and 2005, Phelps Dodge had accrued closure costs of approximately $26 million and $20 million, respectively, for its Chilean operations.

Other environmental and reclamation matters

Some portions of Phelps Dodge’s mining operations located on public lands are subject to mine plans of operation approved by BLM. BLM’s regulations include financial assurance requirements for reclamation plans required as part of the approved plans of operation. As a result of recent changes to BLM’s regulations, including more stringent financial assurance requirements, increases in existing financial assurance amounts held by BLM could be required. Currently, financial assurance for Phelps Dodge’s operations held by BLM totals $3.6 million.

Phelps Dodge is investigating available options to provide additional financial assurance and, in some instances, to replace existing financial assurance. Phelps Dodge has reduced its use of surety bonds in support of financial assurance obligations in recent years due to significantly increasing costs and because many surety companies require a significant level of collateral supporting the bonds. If remaining surety bonds are unavailable at commercially reasonable terms, Phelps Dodge could be required to post other collateral or cash or cash equivalents directly in support of financial assurance obligations.

Portions of Title 30, Chapter 2, of the United States Code govern access to federal lands for exploration and mining purposes (the General Mining Law). In 2003 and again in late 2005, legislation was introduced in the U.S. House of Representatives to amend the General Mining Law. Similar legislation was introduced in Congress during the 1990s. None of these bills has been enacted into law. Concepts in the legislation over the years have included the payment of royalties on minerals extracted from federal lands, payment of fair market value for patenting federal lands and reversion of patented lands used for non-mining purposes to the federal government. Several of these same concepts and others likely will continue to be pursued legislatively in the future.

The federal Endangered Species Act protects species listed by the U.S. Fish and Wildlife Service (FWS) as endangered or threatened, as well as designated critical habitat for those species. Some listed species and critical habitat may be found in the vicinity of our mining operations. When a federal permit is required for a mining operation, the agency issuing the permit must determine whether the activity to be permitted may affect a listed species or critical habitat. If the agency concludes that the activity may affect a listed species or critical habitat, the agency is required to consult with the FWS concerning the permit. The consultation process can result in delays in the permit process and the imposition of requirements with respect to the permitted activities as are deemed necessary to protect the listed species or critical habitat. The mine operators also may be required to take or avoid certain actions when necessary to avoid affecting a listed species.

Phelps Dodge also is subject to federal and state laws and regulations pertaining to plant and mine safety and health conditions. These laws include the Occupational Safety and Health Act of 1970 and the Mine Safety and Health Act of 1977. Present and proposed regulations govern worker exposure to a number of substances and conditions present in work environments. These include dust, mist, fumes, heat and noise. Phelps Dodge is making, and will continue to make, expenditures to comply with health and safety laws and regulations.

Phelps Dodge estimates that its share of capital expenditures for programs to comply with applicable environmental laws and regulations that affect its operations will total approximately $68 million and $30 million in 2007 and 2008, respectively, including approximately $67 million and $29 million, respectively, associated with its mining operations. Approximately $54 million was spent on such programs in 2006, including approximately $50 million associated with its mining operations. The increase in expected environmental capital expenditures for 2007 is primarily due to higher spending associated with accelerated reclamation projects in Arizona and New Mexico, as well as for air and water quality projects. Phelps Dodge also anticipates making significant capital and other expenditures beyond 2008 for continued compliance with such laws and regulations. In light of the frequent changes in the laws and regulations and the uncertainty inherent in this area, Phelps Dodge is unable to reasonably estimate the total amount of such expenditures over the longer term, but it may be material.

Although the Kyoto Protocol, established in December 1997, has not been ratified by the United States, several states have initiated potential legislative action on climate change in late 2006 and early 2007. During 2007, there may be federal legislation considered on climate change, which could impact future energy costs. During 2006, Phelps Dodge provided responses to a questionnaire associated with the Carbon Disclosure Project regarding our greenhouse emissions and actions taken to improve energy efficiency. Phelps Dodge is evaluating the impact of potential climate change programs on its operations.

Phelps Dodge does not expect that additional capital and operating costs associated with achieving compliance with the many environmental, health and safety laws and regulations will have a material adverse effect on its competitive position relative to other U.S. copper producers. These domestic copper producers are subject to comparable requirements. However, because copper is an internationally traded commodity, these costs could significantly affect it in its efforts to compete globally with those foreign producers not subject to such stringent requirements.

Other matters

New accounting pronouncements

Effective December 31, 2006, Phelps Dodge adopted SFAS No. 158, which requires recognition of a net liability or asset to report the funded status of defined benefit pension and other postretirement plans on the balance sheet and recognition (as a component of other comprehensive income) of changes in the funded status in the year in which the changes occur. Additionally, SFAS No. 158 requires measurement of a plan’s assets and obligations as of the balance sheet date and additional annual disclosures in the notes to the financial statements. The recognition and disclosure provisions of SFAS No. 158 were adopted by Phelps Dodge on December 31, 2006. The requirement under SFAS No. 158 to measure a plan’s assets and obligations as of the balance sheet date is effective for fiscal years ending after December 15, 2008. Upon adoption of the recognition and disclosure provisions at December 31, 2006, Phelps Dodge recorded decreases to total assets of $202.8 million, total liabilities of $108.8 million and shareholders’ equity of $94.0 million.

Effective January 1, 2006, Phelps Dodge adopted Emerging Issues Task Force (EITF) Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry,” which specifies that stripping costs incurred during the production phase of a mine are considered variable production costs and included in the cost of inventory produced during the period in which stripping costs are incurred. Prior to adoption of EITF Issue No. 04-6, Phelps Dodge charged stripping costs to maintain production at operating mines to operations as incurred. Additionally, stripping costs incurred at new mines or at operating mines outside existing pit limits that were expected to benefit future production were capitalized and amortized under the units-of-production method. This EITF requires capitalization of pre-stripping or mine development costs only to the extent that the production phase has not commenced, which is determined when salable minerals, excluding removal of de minimis material, are extracted from an ore body. Upon adoption in the 2006 first quarter, Phelps Dodge recorded an increase to its work-in-process inventories of $46.0 million, a net decrease to its capitalized mine development of $19.3 million, a net decrease to minority interests in consolidated subsidiaries of $1.3 million and a cumulative effect adjustment to increase beginning retained earnings by $19.8 million, net of deferred income taxes of $8.2 million.

Effective January 1, 2006, Phelps Dodge adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123-R), which amends SFAS No. 123 and requires all share-based payments to employees, including employee stock options, be measured at fair value and expensed over the requisite period (generally the vesting period) for awards expected to vest. Phelps Dodge elected to use the modified prospective method for adoption, which required compensation expense to be recognized for all unvested stock options and restricted stock beginning in the first quarter of adoption. Under SFAS No. 123-R, any unearned or deferred compensation related to awards granted prior to the adoption of SFAS No. 123-R were eliminated against the appropriate equity accounts upon adoption.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Phelps Dodge is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its financial reporting and disclosures.

In June 2006, FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Phelps Dodge has evaluated FIN 48 and determined that its adoption will result in a cumulative effect adjustment, reflected as a decrease to beginning retained earnings, in a range of approximately $10 million to $30 million.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140,” which eliminates the exemption from applying SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to interests on securitized financial assets so that similar instruments are accounted for similarly regardless of the form. This Statement also allows the election of fair value measurement at acquisition, at issuance or when a previously recognized financial instrument is subject to a remeasurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. SFAS No. 155 is effective for all financial instruments acquired or issued in an entity’s first fiscal year beginning after September 15, 2006. The adoption of this Statement is not expected to have a material impact on Phelps Dodge’s financial reporting and disclosures.

Effective December 31, 2005, Phelps Dodge adopted FIN 47, which clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations.” With the adoption of FIN 47, Phelps Dodge recognizes conditional asset retirement obligations as liabilities when sufficient information exists to reasonably estimate the fair value. Any uncertainty about the amount and/or timing of future settlement of a conditional asset retirement obligation is factored into the measurement of the liability. Upon adoption in the 2005 fourth quarter, Phelps Dodge recorded an increase of $17.9 million to its closure and reclamation reserve, a net increase of $4.4 million in its mining properties’ assets and a cumulative effect loss of $10.1 million, net of deferred income taxes of $3.4 million.

In November 2005, FASB issued FASB Staff Position (FSP) Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” FSP Nos. FAS 115-1 and FAS 124-1 provide guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP Nos. FAS 115-1 and FAS 124-1 also include accounting considerations subsequent to the recognition of an other-than-temporary impairment and require certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The adoption of FSP Nos. FAS 115-1 and FAS 124-1 in the 2006 first quarter did not have a material impact on Phelps Dodge’s financial reporting and disclosures.

In September 2005, FASB ratified the consensus reached by the EITF on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” The consensus concluded that two or more legally separate exchange transactions with the same counterparty should be combined and considered as a single arrangement for accounting purposes, if they are entered into “in contemplation” of one another. The EITF also reached a consensus that nonmonetary exchanges of inventory within the same business should be recognized at fair value. The adoption of EITF Issue No. 04-13 in the 2006 second quarter did not have a material impact on Phelps Dodge’s financial reporting and disclosures.

In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 further requires a change in depreciation, amortization or depletion method for long-lived, non-financial assets to be accounted for as a change in accounting estimate effected by a change in accounting principle. Corrections of errors in the application of accounting principles will continue to be reported by retroactively restating the affected financial statements. Phelps Dodge adopted the provisions of SFAS No. 154 on January 1, 2006.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29.” SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS No. 153 in the 2005 third quarter did not have a material impact on Phelps Dodge’s financial reporting and disclosures.

In December 2004, FASB issued FSP No. FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004,” and FSP No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004,” to address the accounting implications associated with the American Jobs Creation Act of 2004 (the Act), enacted in October 2004. FSP No. FAS 109-1 clarifies how to apply SFAS No. 109 to the new law’s tax deduction for income attributable to qualified domestic production activities and requires that the deduction be accounted for as a special deduction in the period earned, not as a tax-rate reduction. FSP No. FAS 109-2 provides guidance with respect to recording the potential impact of the repatriation provisions of the Act on a company’s income tax expense and deferred tax liability. FSP No. FAS 109-2 states that an enterprise is permitted time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109.

In November 2004, FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges and requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The adoption of this Statement in the 2006 first quarter did not have a material impact on Phelps Dodge’s financial reporting and disclosures.

Capital outlays

Capital outlays in the following table exclude capitalized interest and investments in subsidiaries.

(Dollars in millions)	2006	2005	2004

PDMC:
Copper—U.S. mining operations(a)	$499.0	236.1	170.9
Copper—South American mines(b)	588.2	347.4	46.8
Primary molybdenum	58.7	27.3	16.0

	1,145.9	610.8	233.7

PDI:
Wire and Cable	19.4	19.5	25.2
Specialty Chemicals—Discontinued operations	9.4	40.4	31.0

	28.8	59.9	56.2

Corporate and other	16.4	15.3	13.7

	$1,191.1	686.0	303.6

(a)	U.S. mining operations comprised the following reportable segments: Morenci, Bagdad, Sierrita, Chino/Cobre, Tyrone, Manufacturing and Sales, along with other mining activities.

(b)	South American mines comprised the following reportable segments: Candelaria/Ojos del Salado, Cerro Verde and El Abra.

Inflation

The principal impact of general inflation upon Phelps Dodge’s financial results has been on cost of copper production, especially supply costs, at its mining and industrial operations, and medical costs. It is important to note, however, that there is generally no correlation between the selling price of Phelps Dodge’s principal product, copper, and the rate of inflation or deflation.

Dividends and market price ranges

The principal market for Phelps Dodge’s common stock is the New York Stock Exchange. At February 12, 2007, there were approximately 15,500 holders of record of its common shares. On June 2, 2004, Phelps Dodge reinstated quarterly dividend payments of 12.5 cents per common share (on a post-March 10, 2006, two-for-one stock split basis). On June 2, 2005, and again on April 5, 2006, the quarterly dividend payments were increased to 18.75 cents per common share (post-split) and 20 cents per common share, respectively. In addition, as part of Phelps Dodge’s shareholder capital return program, a special cash dividend of $2.50 per common share (post-split) was paid in December 2005, and additional special cash dividends totaling $4.00 per common share (post-split) were paid during 2006. Total common dividend payments, including special cash dividends, were $975.5 million in 2006 and $630.7 million in 2005.

On February 7, 2007, Phelps Dodge declared a regular quarterly dividend of 20 cents per common share, which is payable on March 2, 2007, to common shareholders of record at the close of business on February 16, 2007.

On February 1, 2006, Phelps Dodge’s board of directors approved a two-for-one split of Phelps Dodge’s outstanding common stock in the form of a 100 percent stock dividend. Common shareholders of record at the close of business on February 17, 2006, received one additional share of common stock for every share they owned as of that date. The additional shares were distributed on March 10, 2006, and increased the number of shares outstanding to approximately 203.7 million from approximately 101.9 million. Phelps Dodge’s common stock began trading at its post-split price on March 13, 2006.

On August 15, 2005, the Series A Stock automatically converted into 4.2 million shares of common stock. In 2005, Phelps Dodge paid dividends of $5.0625 per share of its Series A Stock amounting to $10.1 million. In 2004, Phelps Dodge paid dividends of $6.75 per share of its Series A Stock amounting to $13.5 million.

Quarterly financial data

(Dollars in millions, except per common share amounts)
Quarter	First	Second	Third	Fourth

2006
Sales and other operating revenues	$2,224.6	2,992.2	3,458.3	3,235.3
Operating income	574.2	963.3	1,334.0	1,355.4
Operating income before special items and provisions, net	591.4	976.2	1,366.5	1,386.4
Income from continuing operations	350.7	471.4	889.1	1,324.7
Income (loss) from discontinued operations	(16.9)	0.3	(1.1)	(0.4)
Net income	333.8	471.7	888.0	1,324.3
Income from continuing operations, excluding special items and provisions, net (after taxes)	366.8	481.2	852.8	960.0
Basic earnings per common share from continuing operations	1.73	2.33	4.39	6.54
Basic loss per common share from discontinued operations	(0.08)	–	(0.01)	–
Basic earnings per common share	1.65	2.33	4.38	6.54
Diluted earnings per common share from continuing operations	1.72	2.32	4.37	6.50
Diluted loss per common share from discontinued operations	(0.08)	–	(0.01)	–
Diluted earnings per common share	1.64	2.32	4.36	6.50
Stock prices(a)
High(b)	83.56	102.80	94.78	124.75
Low(b)	65.14	72.32	75.08	76.31
Close	80.53	82.16	84.70	119.72

(a)	As reported in The Wall Street Journal.

(b)	The high and low stock prices for the 2006 first quarter have been adjusted to reflect the March 10, 2006, two-for-one stock split.

The 2006 first quarter income from continuing operations included after-tax, net special charges of $16.1 million, or 8 cents per common share, primarily related to environmental provisions and losses associated with the sale of substantially all of Phelps Dodge’s North American magnet wire assets and HPC.

The 2006 second quarter income from continuing operations included after-tax, net special charges of $9.8 million, or 5 cents per common share, primarily related to environmental provisions.

The 2006 third quarter income from continuing operations included after-tax, net special gains of $36.3 million, or 18 cents per common share, primarily associated with the Inco termination fee, net of expenses and historical legal matters. Special gains were offset by after-tax, special charges primarily related to environmental provisions, asset impairment charges, net losses associated with the sale of substantially all of Phelps Dodge’s North American magnet wire assets and HPC, and the dissolution of an international Wire and Cable entity.

The 2006 fourth quarter income from continuing operations included after-tax, net special gains of $364.7 million, or $1.79 per common share, primarily associated with an additional gain related to the Inco termination fee, net of expenses and tax benefits associated with the reversal of U.S. and Minera PD Peru deferred tax asset valuation allowances. Special gains were offset by after-tax, special charges primarily related to environmental provisions, historical legal matters, a lease termination settlement, taxes on unremitted foreign earnings and asset impairment charges.

(Dollars in millions except per common share amounts)
Quarter	First	Second	Third	Fourth

2005
Sales and other operating revenues	$1,886.5	1,966.0	2,179.0	2,255.6
Operating income	535.8	164.8	560.3	504.0
Operating income before special items and provisions, net	534.9	602.0	605.3	545.8
Income from continuing operations before cumulative effect of accounting change	377.4	675.1	360.1	171.3
Income (loss) from discontinued operations	9.3	7.2	6.0	(39.9)
Net income	386.7	682.3	366.1	121.3
Income from continuing operations, excluding special items and provisions, net (after taxes)	377.3	449.3	435.9	322.8
Basic earnings per common share from continuing operations before cumulative effect of accounting change(a)	1.95	3.49	1.83	0.85
Basic earnings (loss) per common share from discontinued operations(a)	0.05	0.04	0.03	(0.20)
Basic earnings per common share(a)	2.00	3.53	1.86	0.60
Diluted earnings per common share from continuing operations before cumulative effect of accounting change(a)	1.87	3.34	1.78	0.84
Diluted earnings (loss) per common share from discontinued operations(a)	0.05	0.04	0.03	(0.19)
Diluted earnings per common share(a)	1.92	3.38	1.81	0.60
Stock prices(b)
High	54.56	51.72	66.23	74.63
Low	45.01	39.10	45.88	57.10
Close	50.87	46.25	64.97	71.94

(a)	Earnings per common share and stock prices for the 2005 quarterly periods have been adjusted to reflect the March 10, 2006, two-for-one stock split.

(b)	As reported in The Wall Street Journal.

The 2005 first quarter income from continuing operations included after-tax, net special gains of $0.1 million, with no impact on per common share amounts, primarily due to historical legal matters and Wire and Cable’s restructuring programs. Special gains were offset by after-tax, special charges associated with environmental provisions and for U.S. taxes incurred with respect to dividends received from Cerro Verde.

The 2005 second quarter income from continuing operations included after-tax, net special gains of $225.8 million, or $1.12 per common share, primarily associated with a gain on the sale of Phelps Dodge’s SPCC cost-basis investment, a change-in-interest gain from Cerro Verde stock issuance and historical legal matters. Special gains were partially offset by after-tax, special charges for asset impairment charges, environmental provisions, Wire and Cable’s restructuring programs and for U.S. taxes incurred with respect to dividends received from Cerro Verde.

The 2005 third quarter income from continuing operations included after-tax, net special charges of $75.8 million, or 37 cents per common share, primarily due to early debt extinguishment costs, environmental provisions and asset impairment charges. Special charges were offset by after-tax, special gains associated with Wire and Cable’s restructuring programs and historical legal matters.

The 2005 fourth quarter income from continuing operations included after-tax, net special charges of $151.5 million, or 75 cents per common share, primarily due to taxes associated with foreign dividends, taxes on unremitted foreign earnings and taxes provided for our minimum pension liability, environmental provisions, asset impairment charges and transaction and employee-related costs associated with the sale of substantially all of our North American magnet wire assets. Special charges were partially offset by after-tax, special gains associated with a tax benefit associated with the reversal of Phelps Dodge Brazil and U.S. deferred tax asset valuation allowances, the sale of non-core real estate and the change-in-interest gain from Ojos del Salado stock issuance.

Business of the combined company

Freeport-McMoRan Copper & Gold Inc. is one of the world’s largest producers of copper and gold. Freeport-McMoRan’s Grasberg minerals district in Papua, Indonesia contains the world’s single largest copper reserve and the world’s single largest gold reserve. Phelps Dodge Corporation is one of the world’s leading producers of copper and molybdenum. Phelps Dodge has mines in operation or under development in North and South America, and Africa, including the Tenke Fungurume development project in the Democratic Republic of Congo.

On November 19, 2006, Freeport-McMoRan and Phelps Dodge announced that they had signed a merger agreement pursuant to which Freeport-McMoRan will acquire Phelps Dodge for approximately $25.9 billion in cash and stock, based on Freeport-McMoRan’s closing stock price on November 17, 2006, creating one of the world’s largest publicly-traded copper companies and one of North America’s largest mining companies. Freeport-McMoRan will use the proceeds from this offering to fund a portion of the cash consideration of the acquisition and to pay all transaction costs. This offering is conditioned upon the consummation of the acquisition.

Acquisition rationale

The combination of Freeport-McMoRan and Phelps Dodge will dramatically expand Freeport-McMoRan’s operations, reserves and project pipeline, while diversifying both its geographic and commodity portfolio. The significant benefits of the acquisition include:

•	our increased scale of operations, management depth and strengthened cash flows will provide an improved platform from which to capitalize on growth opportunities in the global market;

•	we will be well-positioned to benefit from the positive copper market at a time when there is a scarcity of large-scale copper development projects combined with strong global demand for copper;

•	we will have long-lived, geographically diverse ore reserves totaling 77.2 billion pounds of copper, 38.3 million ounces of gold and 1.8 billion pounds of molybdenum, net of minority interests of all joint venture partners and minority owners;

•	we expect to generate strong cash flows, which will enable significant debt reduction;

•	our future growth will be supported by a project pipeline with the potential to add nearly one billion pounds of additional copper production capacity on a consolidated basis by the end of 2009; and

•	we will have exploration rights with significant potential in copper regions around the world, including Freeport-McMoRan’s prospective acreage in Papua, Indonesia, and Phelps Dodge’s opportunities at its Tenke Fungurume concessions in the Democratic Republic of Congo, in the United States and in South America.

Our business

The combined company will be a new industry leader with large, long-lived, geographically diverse assets and significant proven and probable reserves of copper, gold and molybdenum.
The combined company will have significant, geographically diverse ore reserves. At December 31, 2006, on a pro forma basis after giving effect to the transactions, the combined company’s ore reserves on a consolidated basis totaled 93.6 billion pounds of copper, 42.4 million ounces of gold and 2.0 billion pounds of molybdenum, and the combined company’s equity share of those ore reserves, net of the interests of all joint venture partners and minority owners, of those reserves totaled 77.2 billion pounds of copper, 38.3 million ounces of gold and 1.8 billion pounds of molybdenum. The combined company’s mines will have lives ranging from 6 years to 37 years based on current ore reserves and mine plans. The combined company’s consolidated implied reserve lives, calculated by dividing reserves by estimated production rates, will be 21 years for copper, 22 years for gold and 25 years for molybdenum. The charts below illustrate the composition and diversity of the combined company’s portfolio by geography and commodity:

Freeport-McMoRan conducts its operations primarily through its principal operating subsidiaries, PT Freeport Indonesia and Atlantic Copper, S.A., which operates a copper smelter and refinery in Huelva, Spain. In addition, Freeport-McMoRan holds exploration rights covering approximately 2.2 million acres in Papua, Indonesia. PT Freeport Indonesia’s operations in Papua, Indonesia, involve mineral exploration and development, mining and milling of ore containing copper, gold and silver and the worldwide marketing of concentrates containing those metals. PT Freeport Indonesia’s principal asset is the world-class Grasberg mine discovered in 1988. The Grasberg minerals district contains the world’s largest single copper reserve and world’s largest single gold reserve. PT Freeport Indonesia is also a 25 percent owner of PT Smelting, which operates a copper smelter and refinery in Gresik, Indonesia.

Phelps Dodge conducts its operations primarily through its two divisions, Phelps Dodge Mining Company (“PDMC”) and Phelps Dodge Industries (“PDI”). PDMC is a fully integrated producer of copper and molybdenum, with mines and processing facilities in North America, South America and Europe and processing capabilities for other minerals as by-products, such as gold, silver and rhenium. PDI consists of Phelps Dodge Wire and Cable, which manufactures engineered products principally for the global energy sector.

Business of Freeport-McMoRan

The information contained in the following section does not reflect Freeport-McMoRan’s proposed acquisition of Phelps Dodge and is substantially reproduced from Freeport-McMoRan’s Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus supplement.

General

Through its majority-owned subsidiary, PT Freeport Indonesia, Freeport-McMoRan has one of the world’s largest copper and gold mining and production operations in terms of reserves and production. Freeport-McMoRan’s principal asset is the Grasberg minerals district. Freeport-McMoRan discovered the largest ore body in the district, Grasberg, in 1988. Based on available year-end 2005 data provided by third-party industry consultants, the Grasberg minerals district contains the largest single copper reserve and the largest single gold reserve of any mine in the world.

Freeport-McMoRan’s principal operating subsidiary is PT Freeport Indonesia, a limited liability company organized under the laws of the Republic of Indonesia and incorporated in Delaware. Freeport-McMoRan owns approximately 90.64 percent of PT Freeport Indonesia, and the Government of Indonesia owns the remaining approximate 9.36 percent. PT Freeport Indonesia mines, processes and explores for ore containing copper, gold and silver. It operates in the remote highlands of the Sudirman Mountain Range in the province of Papua, Indonesia, which is on the western half of the island of New Guinea. PT Freeport Indonesia markets its concentrates containing copper, gold and silver worldwide.

PT Freeport Indonesia conducts its operations pursuant to an agreement, called a Contract of Work, with the Government of Indonesia (see “—Contracts of Work”). The Contract of Work allows PT Freeport Indonesia to conduct extensive mining, production and exploration activities in a 24,700-acre area that is referred to as Block A, which contains the Grasberg minerals district, and governs PT Freeport Indonesia’s rights and obligations relating to taxes, exchange controls, royalties, repatriation and other matters. The Contract of Work also allows PT Freeport Indonesia to explore for minerals in an approximately 500,000-acre area that is referred to as Block B. Exploration activities in Block B have been suspended in recent years, but PT Freeport Indonesia expects to resume those activities in 2007. The primary term of the Contract of Work expires in 2021 and PT Freeport Indonesia can extend it for two 10-year periods subject to Indonesian government approval, which cannot be withheld or delayed unreasonably.

Another of Freeport-McMoRan’s operating subsidiaries, PT Irja Eastern Minerals, referred to as Eastern Minerals, holds an additional Contract of Work in Papua covering approximately 1.2 million acres. Eastern Minerals conducts exploration activities, which had been suspended in recent years, under this Contract of Work (see “—Contracts of Work”). In December 2006, Eastern Minerals received approval from the Government of Indonesia to resume exploration activities in 2007. Freeport-McMoRan has a 100 percent ownership interest in Eastern Minerals.

In 1996, Freeport-McMoRan established joint ventures with Rio Tinto plc, which is an international mining company with headquarters in London, England. Rio Tinto conducts mining operations in North America, South America, Asia, Australia, Europe and southern Africa. One of the joint ventures with Rio Tinto covers PT Freeport Indonesia’s mining operations in Block A. This joint venture gives Rio Tinto, through 2021, a 40 percent interest in certain assets and in production above specified levels from operations in Block A and, after 2021, a 40 percent interest in all production in Block A. Under the joint venture arrangements, Rio Tinto also has a

40 percent interest in PT Freeport Indonesia’s Contract of Work and Eastern Minerals’ Contract of Work. In addition, Rio Tinto has the option to participate in 40 percent of any of Freeport-McMoRan’s other future exploration projects in Papua. To date, Rio Tinto has elected to participate in all exploration projects, including PT Nabire Bakti Mining.

Under a joint venture agreement through PT Nabire Bakti Mining, Freeport-McMoRan conducts exploration activities, which have been suspended in recent years (see “— Contracts of Work”), in an area covering approximately 500,000 acres in five parcels contiguous to PT Freeport Indonesia’s Block B and one of Eastern Minerals’ blocks. Freeport-McMoRan expects to resume exploration activities in PT Nabire Bakti Mining’s exploration area in 2007.

At December 31, 2006, PT Freeport Indonesia’s share of proven and probable recoverable reserves totaled 38.8 billion pounds of copper and 41.1 million ounces of gold, all of which are located in Block A. Freeport-McMoRan’s approximate 90.64 percent equity share of these proven and probable recoverable reserves totaled 35.2 billion pounds of copper and 37.2 million ounces of gold (see “— Ore reserves”). Freeport-McMoRan refers to (1) aggregate reserves, which means all reserves for the operations it manages, (2) PT Freeport Indonesia’s share of reserves, which means the reserves net of Rio Tinto’s interest under the joint venture arrangements and which are the reserves reported as those operations in Freeport-McMoRan’s consolidated financial statements and (3) Freeport-McMoRan’s equity share of reserves, which is net of the 9.36 percent of PT Freeport Indonesia owned by the Government of Indonesia.

In July 2003, Freeport-McMoRan acquired the 85.7 percent ownership interest in PT Puncakjaya Power owned by affiliates of Duke Energy Corporation. Puncakjaya Power is the owner of assets supplying power to PT Freeport Indonesia’s operations, including the 3x65 megawatt coal-fired power facilities (see “— Infrastructure”).

Freeport-McMoRan also smelts and refines copper concentrates in Spain and market the refined copper products through its wholly owned subsidiary, Atlantic Copper, S.A. In addition, PT Freeport Indonesia has a 25 percent interest in PT Smelting, an Indonesian company that operates a copper smelter and refinery in Gresik, Indonesia. These smelters play an important role in Freeport-McMoRan’s concentrate marketing strategy, as approximately one-half of PT Freeport Indonesia’s concentrate production has been sold to Atlantic Copper and PT Smelting over the last several years (see “— Investment in smelters”).

The diagram below shows Freeport-McMoRan’s corporate structure.

(a)	FM Services Company, a Delaware corporation, provides Freeport-McMoRan and two other publicly-traded companies with executive, administrative, financial, accounting, legal, tax and similar services.

The following four maps indicate:

•	the distance from the Grasberg minerals district in Papua to Bali (approximately 1,500 miles) and to Jakarta (approximately 2,000 miles);

•	the location of the Papua province in which PT Freeport Indonesia operates;

•	the location of the Contracts of Work areas within the Papua province; and

•	the infrastructure of the Contract of Work project area.

Contracts of Work

Through Contracts of Work with the Government of Indonesia, PT Freeport Indonesia and Eastern Minerals conduct their current exploration operations and PT Freeport Indonesia conducts its mining operations in Indonesia. Both Contracts of Work govern rights and obligations relating to taxes, exchange controls, royalties, repatriation and other matters. Both Contracts of Work were concluded pursuant to the 1967 Foreign Capital Investment Law, which expresses Indonesia’s foreign investment policy and provides basic guarantees of remittance rights and protection against nationalization, a framework for economic incentives and basic rules regarding other rights and obligations of foreign investors. Specifically, the Contracts of Work provide that the Government of Indonesia will not nationalize or expropriate PT Freeport Indonesia’s or Eastern Minerals’ mining operations. Any disputes regarding the provisions of the Contracts of Work are subject to international arbitration. Freeport-McMoRan has experienced no disputes requiring arbitration during the 39 years it has operated in Indonesia.

PT Freeport Indonesia’s Contract of Work covers both Block A, which was first included in a 1967 Contract of Work that was replaced by a new Contract of Work in 1991, and Block B, to which PT Freeport Indonesia gained rights in 1991. The initial term of PT Freeport Indonesia’s Contract of Work expires in December 2021, but PT Freeport Indonesia can extend it for two 10-year periods subject to Indonesian government approval, which cannot be withheld or delayed unreasonably. PT Freeport Indonesia originally had the rights to explore 6.5 million acres in Block B, but pursuant to the Contract of Work it has only retained the rights to approximately 500,000 acres, following significant geological assessment.

Eastern Minerals signed its Contract of Work in August 1994. The Contract of Work originally covered approximately 2.5 million acres. Eastern Minerals’ Contract of Work provides for a four-to-seven year exploratory term and a 30-year term for mining operations. Subject to Indonesian government approval, which cannot be withheld or delayed unreasonably, Eastern Minerals can extend this period for two 10-year periods. Eastern Minerals’ Contract of Work requires it to relinquish our rights to 25 percent of the original 2.5-million-acre Contract of Work area at the end of each of three specified periods. As of December 31, 2006, Eastern Minerals had relinquished approximately 1.3 million acres and must relinquish an additional 0.6 million acres at the end of the three-year exploration period, which can be extended by the Government of Indonesia for as many as two additional years. The exploration activities under Eastern Minerals’ Contract of Work also had been suspended in recent years; however, in December 2006, Eastern Minerals received approval from the Government of Indonesia to resume exploration activities in 2007.

Freeport-McMoRan suspended its exploration activities outside of Block A in recent years because of safety and security issues and regulatory uncertainty relating to a possible conflict between its mining and exploration rights in certain forest areas and an Indonesian Forestry law enacted in 1999 prohibiting open-pit mining in forest preservation areas. In 2001, Freeport-McMoRan requested and received from the Government of Indonesia formal temporary suspensions of its obligations under the Contracts of Work in all areas outside Block A. The current suspensions were granted for one-year periods ending February 26, 2007, for Block B and March 30, 2007, for PT Nabire Bakti Mining. Recent Indonesian legislation permits open-pit mining in PT Freeport Indonesia’s Block B area, subject to certain requirements. Following an assessment of these requirements and a review of security issues, Freeport-McMoRan plans to resume exploration activities in certain prospective Contract of Work areas outside of Block A in 2007.

PT Freeport Indonesia pays a copper royalty under its Contact of Work that varies from 1.5 percent of copper net revenue at a copper price of $0.90 or less per pound to 3.5 percent at a copper price of $1.10 or more per pound. The Contract of Work royalty rate for gold and silver sales is 1.0 percent.

A large part of the mineral royalties under Government of Indonesia regulations are designated to the provinces from which the minerals are extracted. In connection with its “fourth concentrator mill expansion,” PT Freeport Indonesia agreed to pay the Government of Indonesia additional royalties (royalties not required by the Contract of Work) to provide further support to the local governments and the people of Papua. PT Freeport Indonesia pays the additional royalties on production exceeding specified annual amounts of copper, gold and silver expected to be generated when its milling facilities operate above 200,000 metric tons of ore per day. The additional royalty for copper equals the Contract of Work royalty rate and for gold and silver equals twice the Contract of Work royalty rates. Therefore, the royalty rate on copper net revenues from production above the agreed levels is double the Contract of Work royalty rate, and the royalty rates on gold and silver sales from production above the agreed levels are triple the Contract of Work royalty rates.

PT Freeport Indonesia’s share of the combined royalties, including the additional royalties which became effective January 1, 1999, totaled $126.0 million in 2006, $103.7 million in 2005 and $43.5 million in 2004.

Republic of Indonesia

General. The Republic of Indonesia consists of more than 17,000 islands stretching 3,000 miles along the equator from Malaysia to Australia and is the fourth most populous nation in the world with over 245 million people. Following many years of Dutch colonial rule, Indonesia gained independence in 1945 and now has a presidential republic system of government.

PT Freeport Indonesia’s mining complex was Indonesia’s first copper mining project and was the first major foreign investment in Indonesia following the economic development program instituted by the Indonesian government in 1967. Freeport-McMoRan works closely with the central, provincial and local governments in development efforts in the area surrounding its operations. Freeport-McMoRan has had positive relations with the Indonesian government since commencing business activities in Indonesia in 1967, and it intends to continue to maintain positive working relationships with the central, provincial and local branches of the Indonesian government.

Political developments. In May 1998, President Suharto, Indonesia’s political leader for more than 30 years, resigned in the wake of an economic crisis in Indonesia and other parts of Southeast Asia and in the face of growing social unrest. Vice President B.J. Habibie succeeded Suharto. In June 1999, Indonesia held a new parliamentary election on a generally peaceful basis as the first step in the process of electing a new president. In October 1999, in accordance with the Indonesian constitution, the country’s highest political institution (the People’s Consultative Assembly), composed of the newly elected national parliament along with additional provincial and other representatives, elected Abdurrahman Wahid as president and Megawati Sukarnoputri as vice president.

In July 2001, the People’s Consultative Assembly voted to remove President Wahid, and elected Vice President Megawati Sukarnoputri as president. In October 2004, Susilo Bambang Yudhoyono was elected as president in the nation’s first direct presidential election.

Other developments. In February 2006, a group of illegal gold panners engaged in conflict with Indonesian police and PT Freeport Indonesia security personnel when they were requested to leave an area near PT Freeport Indonesia’s milling facilities. Following the incident, the illegal panners blocked the road leading to the Grasberg mine and mill in protest and PT Freeport Indonesia temporarily suspended mining and milling operations as a precautionary measure. The panners also vandalized some of PT Freeport Indonesia’s light vehicles and offices near this area, causing approximately $2 million in damages. PT Freeport Indonesia’s port facilities continued to operate during the disruption and concentrate shipments were not affected. The panners, mostly Papuans from outside the area of operations, presented a list of aspirations, primarily relating to their desire to share in the benefits of PT Freeport Indonesia’s existing initiatives and programs provided for the Papuans who are the traditional residents of PT Freeport Indonesia’s operations area. Mining and milling operations resumed after an approximate four-day outage. During the incident at the mine and mill, protestors in Jakarta vandalized the entrance floor of the office building housing PT Freeport Indonesia’s Indonesian headquarters and staged a three-day rally outside the building. The Indonesian police handled this matter, which did not disrupt PT Freeport Indonesia’s administrative functions or damage any of its facilities.

On August 31, 2002, three people were killed and 11 others were wounded in an ambush by a group of assailants. The assailants shot at several vehicles transporting international contract teachers from PT Freeport Indonesia’s school in Tembagapura, their family members, and other contractors to PT Freeport Indonesia on the road near Tembagapura, the mining town where the majority of PT Freeport Indonesia’s personnel reside. Indonesian authorities and the United States Federal Bureau of Investigation (FBI) investigated the incident, which resulted in the U.S. indictment of an alleged operational commander in the Free Papua Movement/National Freedom Force. In January 2006, Indonesian Police arrested this individual and 11 other Papuans. In November 2006, verdicts and sentencing were announced for seven of the accused in the August 2002 shooting, including a life sentence for the confessed leader of the attack.

On October 12, 2002, a bombing killed 202 people in the Indonesian province of Bali, which is 1,500 miles west of PT Freeport Indonesia’s mining and milling operations. Indonesian authorities arrested 35 people in connection with this bombing and 29 of those arrested have been tried and convicted. On August 5, 2003, 12 people were killed and over 100 others were injured by a car bomb detonated outside of the JW Marriott Hotel in Jakarta, Indonesia. On September 9, 2004, 11 people were killed and over 200 others injured by a car bomb detonated in front of the Australian embassy. On October 1, 2005, three suicide bombers killed 19 people and wounded over 100 others in Bali. International terrorist organizations are suspected in each of these incidents. In November 2005, Indonesian Police raided a house in East Java that resulted in the death of other accused terrorists linked to these bombings. PT Freeport Indonesia’s mining and milling operations were not interrupted by these incidents, but its corporate offices in Jakarta sustained damages and relocated for several months as a result of the September 2004 bombing.

The Government of Indonesia, which provides security for PT Freeport Indonesia’s personnel and operations (see “— Security matters”), has expressed a strong commitment to protect natural resources businesses operating in Indonesia, including PT Freeport Indonesia, with heightened security following the incidents discussed above.

Economic and social conditions. The Indonesian economy grew by an estimated 6 percent in 2006 and 2005. The Indonesian currency, the rupiah, averaged approximately 9,150 rupiah to one United States (U.S.) dollar during 2006 and closed at 8,989 rupiah to one U.S. dollar on December 29, 2006, compared with 9,825 rupiah to one U.S. dollar on December 30, 2005.

Despite gradual improvements on the economic front, Indonesia’s recovery remains vulnerable to ongoing political and social tensions. Pro-independence movements have been prominent in certain areas, especially in the province of Aceh, and to a lesser extent in Papua. In 2005, the Government of Indonesia and the Free Aceh Movement reached a peace agreement, which included the withdrawal of 24,000 military troops from Aceh. Subsequently, the United States restored full relations with the Indonesian military after a 14-year moratorium, partly because of the successes by the Government of Indonesia in fighting terrorism and in reaching a peaceful agreement in Aceh.

The area surrounding PT Freeport Indonesia’s mining development is sparsely populated by indigenous people and former residents of other areas of Indonesia, some of whom have resettled in Papua under the Government of Indonesia’s transmigration program. A segment of the local population is opposing Indonesian rule over Papua, and several separatist groups have sought political independence for the province. In addition to the August 31, 2002, shooting incident, there have been sporadic attacks on civilians by separatists and sporadic but highly publicized conflicts between separatists and the Indonesian military in Papua.

In 2001, new autonomy laws became effective in Indonesia. The laws were intended to shift a greater share of revenues and greater control of economic, regulatory and social affairs to Indonesia’s 31 provinces and over 300 regencies. The central government and the provinces continue to consider the implementation and administration of these new responsibilities.

Contracts of Work and the Government of Indonesia. The Indonesian government has assured investors that existing contracts would be honored. In Freeport-McMoRan’s 39 years of operating in Indonesia, the Indonesian government has always honored its commitments to the Company. Freeport-McMoRan’s belief that its Contracts of Work will continue to be honored is further supported by U.S. laws, which prohibit U.S. aid to countries that nationalize property owned by, or take steps to nullify a contract with, a U.S. citizen or company at least 50 percent owned by U.S. citizens if the foreign country does not within a reasonable time take appropriate steps to provide full value compensation or other relief under international law.

In July 2004, Freeport-McMoRan received a request from the Indonesian Department of Energy and Mineral Resources that it offer to sell shares in PT Indocopper Investama to Indonesian nationals at fair market value. PT Indocopper Investama, which Freeport-McMoRan wholly owns, has an approximate 9.36 percent ownership interest in PT Freeport Indonesia. In response to this request and in view of the potential benefits of having additional Indonesian ownership in its operations, Freeport-McMoRan has agreed to consider a potential sale of an interest in PT Indocopper Investama at fair market value. Neither the Contract of Work nor Indonesian law requires Freeport-McMoRan to divest any portion of its ownership interest in PT Freeport Indonesia or PT Indocopper Investama.

Our investment in Indonesia and Papua. Freeport-McMoRan has a board-approved policy on social, employment and human rights, and has comprehensive and extensive social, cultural and community development programs, to which it has committed significant financial and managerial resources. See “— Social development, employment and human rights.” These policies and programs are designed to address the impact of operations on the local villages and people and to provide assistance for the development of the local people. While Freeport-McMoRan believes these efforts serve to avoid damage to and disruptions of its operations, those operations could be adversely affected by social, economic and political forces beyond its control.

PT Freeport Indonesia contributes to the economies of Papua and the Republic of Indonesia through the payment of taxes, dividends and royalties; economic development programs; infrastructure development; employment and the purchase of local and national goods. PT Freeport Indonesia has frequently been one of the largest taxpayers in the Republic of Indonesia. In addition, it pays royalties on all minerals removed from the ground. Royalty payments are based on the volumes and prices of minerals sold in accordance with the terms of PT Freeport Indonesia’s Contract of Work, as discussed above.

Since it began development activities more than 35 years ago, PT Freeport Indonesia has made significant investments in infrastructure both for its use and for use by the Papuan public. These infrastructure improvements include medical facilities, roads, an airport and heliports, schools, housing, community buildings and places of worship.

PT Freeport Indonesia is also one of the largest private employers in Indonesia and by far the largest in Papua. As of December 31, 2006, PT Freeport Indonesia directly employed 8,957 people, and 6,141 contract workers provided services to PT Freeport Indonesia. In addition, 4,579 persons worked for privatized companies providing services within PT Freeport Indonesia’s operations area.

Besides the estimated $5.1 billion in direct benefits from taxes, royalties, dividends and fees paid to the Indonesian government under the Contract of Work from 1992 through 2006, PT Freeport Indonesia’s operations have provided an additional estimated $11.1 billion during this period in indirect benefits to Papua and the Republic of Indonesia in the form of wages and benefits paid to workers, purchases of goods and services, charitable contributions and reinvestments in operations. For 2006, direct benefits paid to the Indonesian government totaled approximately $1.6 billion and indirect benefits totaled approximately $1.1 billion. In addition, approximately $0.2 billion of direct benefits attributable to 2006 operations is being paid during the first quarter of 2007 in accordance with the terms of the Contract of Work.

Ore reserves

During 2006, PT Freeport Indonesia added 41.8 million metric tons of ore averaging 0.66 percent copper and 0.70 grams per metric ton (g/t) of gold associated with positive drilling results at the Mill Level Zone and Deep Mill Level Zone deposits, a 387-million-metric-ton complex with average grades of 1.02 percent copper and 0.81 g/t of gold. PT Freeport Indonesia’s reserve estimates also reflect revisions resulting from changes to its long-range mine plans.

During the fourth quarter of 2006, PT Freeport Indonesia completed an analysis of its longer-range mine plans to assess the optimal design of the Grasberg open pit and the timing of development of the Grasberg underground block cave ore body. The analysis incorporated the latest geological and geotechnical studies, costs and other economic factors in developing the optimal timing for transitioning from the open pit to underground. The revised long-range plan includes changes to the expected final Grasberg open-pit design which will result in a section of high-grade ore previously expected to be mined in the open pit to be mined in the Grasberg underground block cave mine. Approximately 100 million metric tons of high-grade ore in the southwest corner (located in the “8 South” pushback) of the open pit, with aggregate recoverable metal approximating 4 billion pounds of copper and 5 million ounces of gold, is expected to be mined through PT Freeport Indonesia’s large scale block caving operations rather than from open-pit mining. The revised mine plan reflects a transition from the Grasberg open pit to the Grasberg underground block cave ore body currently estimated to occur in mid-2015.

The mine plan revisions alter the timing of metal production in the period of 2015 and beyond but do not have a significant effect on ultimate recoverable reserves. The success of PT Freeport Indonesia’s underground operations and the significant progress to establish underground infrastructure provides confidence in developing the high-grade, large-scale underground ore bodies in the Grasberg minerals district. PT Freeport Indonesia will continue to assess opportunities to optimize the long-range mine plans and net present values of the Grasberg minerals district.

Year-end aggregate proven and probable recoverable reserves, net of 2006 production, were 2.8 billion metric tons of ore averaging 1.04 percent copper, 0.90 g/t of gold and 4.16 g/t of silver representing 54.8 billion pounds of copper, 54.3 million ounces of gold and 184.5 million ounces of silver. Freeport-McMoRan’s aggregate exploration budget for 2007, including Rio Tinto’s share, is expected to total approximately $31 million ($25 million for Freeport-McMoRan’s share). PT Freeport Indonesia’s exploration efforts in 2007 within Block A will continue to test extensions of the Deep Grasberg and Kucing Liar mine complex. Engineering studies are under way to incorporate positive drilling results from 2006 activities at Deep Grasberg and Kucing Liar. PT Freeport Indonesia also expects to test the open-pit potential of the Wanagon gold prospect and the Ertsberg open-pit resource, and will begin testing for extensions of the Deep Mill Level Zone deposit and other targets in the space between the Ertsberg and Grasberg mineral systems from the new Common Infrastructure tunnels (see “—Mining operations—mines in development”) located at the 2,500 meter level.

Pursuant to joint venture arrangements between PT Freeport Indonesia and Rio Tinto, Rio Tinto has a 40 percent interest in production from reserves above those reported at December 31, 1994. Net of Rio Tinto’s share, PT Freeport Indonesia’s share of proven and probable recoverable reserves as of December 31, 2006, was 38.8 billion pounds of copper, 41.1 million ounces of gold and 128.0 million ounces of silver. Freeport-McMoRan’s equity interest in proven and probable recoverable reserves as of December 31, 2006, was 35.2 billion pounds of copper, 37.2 million ounces of gold and 116.0 million ounces of silver. Freeport-McMoRan estimated recoverable reserves using a copper price of $1.00 per pound and a gold price of $400 per ounce. If metal prices were adjusted to the approximate average London spot prices for the past three years, i.e., copper prices adjusted from $1.00 per pound to $2.01 per pound and gold prices adjusted from $400 per ounce to $486 per ounce, the resulting additional proven and probable reserves would not be material to Freeport-McMoRan’s reported reserves.

All of Freeport-McMoRan’s proven and probable recoverable reserves lie within Block A. Aggregate Grasberg open pit and underground proven and probable recoverable ore reserves as of December 31, 2006, are shown below along with those of its other deposits. Reserve calculations were prepared by Freeport-McMoRan’s employees under the supervision of George D. MacDonald, Vice President of Exploration, and were reviewed and verified by Independent Mining Consultants, Inc., experts in mining, geology and reserve determination. See “Risk factors.” Freeport-McMoRan developed its current mine plan based on completing the mining of all of its currently designated recoverable reserves before the end of 2041, which would be the expiration of the Contract of Work including the two 10-year extensions discussed above. Prior to the expiration of the initial term of the Contract of Work in December 2021, under the current mine plan Freeport-McMoRan expects to mine approximately 39 percent of aggregate proven and probable ore, representing approximately 45 percent of PT Freeport Indonesia’s share of recoverable copper reserves and approximately 59 percent of PT Freeport Indonesia’s share of recoverable gold reserves.

	Proven				Probable				Total
	Metric				Metric				metric
	tons	Average ore grade			Tons	Average ore grade			tons
	of ore	Copper	Gold	Silver	of ore	Copper	Gold	Silver	of ore
	(000s)(a)	(%)	(g/t)	(g/t)	(000s)(a)	(%)	(g/t)	(g/t)	(000s)(a)

Developed and producing:
Grasberg open pit	158,828	0.93	1.20	2.22	313,696	0.85	0.90	2.13	472,524
Deep Ore Zone	68,803	0.86	0.59	4.66	79,588	0.82	0.54	4.67	148,391
Undeveloped:
Grasberg block cave	289,455	1.14	1.10	3.58	695,837	1.01	0.77	3.12	985,292
Kucing Liar	161,755	1.24	1.11	6.45	415,956	1.18	1.04	5.57	577,711
Deep Mill Level Zone	26,866	1.18	0.91	6.09	252,046	1.07	0.85	5.35	278,912
Ertsberg Stockwork Zone	44,811	0.51	0.84	1.76	98,815	0.49	0.82	1.66	143,626
Mill Level Zone	36,699	1.05	0.79	4.52	71,527	0.76	0.69	3.35	108,226
Big Gossan	9,040	2.48	1.14	13.40	43,696	2.28	1.09	15.03	52,736
Dom open pit	5,753	2.07	0.43	12.78	17,897	2.01	0.43	11.93	23,650
Dom block cave	7,201	1.43	0.36	9.31	14,820	1.34	0.36	8.58	22,021

Total	809,211	1.08	1.03	4.23	2,003,878	1.02	0.85	4.13	2,813,089

				Proven and probable
	Mill recoveries (%)			recoverable reserves(b)
	Copper	Gold	Silver	Copper	Gold	Silver
				(billions	(millions	(millions
				of lbs.)	of ozs.)	of ozs.)

Developed and producing:
Grasberg open pit	88.2	85.7	57.1	7.8	12.6	14.4
Deep Ore Zone	86.1	76.8	65.5	2.3	2.0	11.2
Undeveloped:
Grasberg block cave	88.4	69.4	68.2	19.4	18.4	54.0
Kucing Liar	89.1	48.7	49.0	13.1	9.3	40.7
Deep Mill Level Zone	85.2	76.1	78.7	5.5	5.6	29.4
Ertsberg Stockwork Zone	88.5	78.8	85.3	1.4	2.9	5.1
Mill Level Zone	89.2	78.1	83.7	1.8	1.9	8.4
Big Gossan	93.1	68.7	81.6	2.4	1.2	15.7
Dom open pit	62.5	64.0	47.0	0.6	0.2	3.4
Dom block cave	82.9	61.6	44.6	0.5	0.2	2.2

Total	87.8	68.9	63.8	54.8	54.3	184.5

PT Freeport Indonesia’s share				38.8	41.1	128.0

Freeport-McMoRan’s equity share				35.2	37.2	116.0

(a)	Ore reserve tonnage estimates are after application of applicable mining recovery factors.

(b)	Proven and probable recoverable reserves represent estimated metal quantities from which Freeport-McMoRan expects to be paid after application of estimated mill recovery rates and smelter recovery rates of 96.5 percent for copper, 97.0 percent for gold and 76.9 percent for silver. The term “recoverable reserve” means that part of a mineral deposit which Freeport-McMoRan estimates can be economically and legally extracted or produced at the time of the reserve determination.

In defining its open-pit reserves, PT Freeport Indonesia applies an “economic cutoff grade” strategy. The objective of this strategy is to maximize the net present value of its operations. PT Freeport Indonesia uses a break-even cutoff grade to define the insitu reserves for its underground ore bodies. The break-even cutoff grade is defined for a metric ton of ore as that equivalent copper grade, once produced and sold, that generates sufficient revenue to cover all operating and administrative costs associated with its production.

Reserve estimates are based on the latest available geological and geotechnical studies. Freeport-McMoRan conducts ongoing studies of its ore bodies to optimize economic values and to manage risk. Freeport-McMoRan revises its mine plans and estimates of proven and probable mineral reserves as required in accordance with the latest available studies.

PT Freeport Indonesia’s ores contain three commercially recoverable metals: copper, gold and silver. Freeport-McMoRan values all three metals in terms of a copper equivalent percentage to determine a single break-even cutoff grade. Copper equivalent percentage is used to express the relative value of multi-metal ores in terms of one metal. The calculation expresses the relative value of the ore using estimates of contained metal quantities, metals prices as used for reserve determination, recovery rates, treatment charges and royalties. The table below shows the break-even cutoff grade, expressed as a copper equivalent percentage, for each of Freeport-McMoRan’s existing ore bodies as of December 31, 2006.

Copper equivalent
Ore body	cutoff grade

Grasberg open pit	0.65%
Deep Ore Zone	0.71%
Grasberg block cave	0.71%
Kucing Liar	0.90%
Mill Level Zone	0.76%
Deep Mill Level Zone	0.79%
Ertsberg Stockwork Zone	0.77%
Dom block cave	0.80%
Big Gossan	1.49%
Dom open pit	1.01%
Average	0.77%

The following table sets forth the average drill hole spacing for each of Freeport-McMoRan’s ore bodies. Drill hole spacing data are used by mining professionals, such as mining engineers, in determining the suitability of data coverage (on a relative basis) in a given deposit type and mining method scenario so as to achieve a given level of confidence in the resource estimate. Drill hole spacing is only one of several criteria necessary to establish resource classification. Drilling programs are typically designed to achieve an optimum sample spacing to support the level of confidence in results that apply to a particular stage of development of a mineral deposit. Freeport-McMoRan calculates the average drill hole spacing within each ore body using the distance from the center of each block in the resource model to the nearest drill hole composite. Freeport-McMoRan then calculates the averages of these values within the volume of each ore body and reported them under the column entitled “Average Distance: To Nearest Sample.” This value represents at least one-half of the average drill hole spacing within each deposit. Freeport-McMoRan calculates the value under the column entitled “Average distance:

Between drill holes” by multiplying the average minimum distance value by two, and this value represents the maximum average drill hole spacing.

		Spacing			Average distance
		(in meters)			(in meters)
		Surface	Underground			Between
		drilling	(& surface)	Drilling	To nearest	drill holes
Deposit	Mining unit	grids	drill fans	method	sample	(less than)

Grasberg	Open pit	83	73	Core	38	76
Deep Ore Zone	Block cave	–	50	Core	18	35
Grasberg	Block cave	–	94	Core	39	79
Kucing Liar	Block cave	–	81	Core	39	78
Mill Level Zone	Block cave	–	50	Core	24	47
Deep Mill Level Zone	Block cave	–	91	Core	45	89
Ertsberg Stockwork Zone	Block cave	100	55	Core	21	41
Dom	Block cave	–	50	Core	35	71
Big Gossan	Open stope	100	62	Core	20	39
Dom	Open pit	–	50	Core	43	86

Mining operations—mines in production

Freeport-McMoRan and its predecessors have conducted exploration and mining operations in Block A since 1967 and have been the only operator of these operations. Freeport-McMoRan currently has two mines in operation: the Grasberg open pit and the Deep Ore Zone block cave.

Grasberg open pit. Freeport-McMoRan began open-pit mining of the Grasberg ore body in 1990. Open-pit operations are expected to continue until mid-2015 at which time the Grasberg underground mining operations are scheduled to begin. Production is currently at the 3,340- to 4,285-meter elevation level and totaled 63.7 million metric tons of ore in 2006 and 60.3 million metric tons of ore in 2005, which provided 80 percent of the 2006 mill feed and 81 percent of the 2005 mill feed. The open-pit mining rate, including ore and overburden, totaled 677,200 metric tons per day in 2006 and 691,600 metric tons per day in 2005. Approximate annual production rates are expected to range between 650,000 metric tons per day and 750,000 metric tons per day through 2010 and then decline through 2015. Freeport-McMoRan is studying potential capital outlays for additional haul trucks, which would be above the expected maintenance capital costs that will be incurred during the pit’s remaining life.

The current Grasberg equipment fleet consists of over 675 units. As of December 31, 2006, the larger mining equipment directly associated with production includes 168 haul trucks with payloads ranging from approximately 70 metric tons to 330 metric tons, 18 shovels with bucket sizes ranging from 29 cubic meters to 42 cubic meters and 65 bulldozers and graders. Besides the potential purchases of haul trucks discussed above, Freeport-McMoRan believes its current equipment level is adequate to meet projected production levels over the remaining life of the pit.

Grasberg crushing and conveying systems are integral to the mine and provide the capacity to transport up to 225,000 metric tons per day of Grasberg ore to the mill and 135,000 metric tons per day of overburden to the overburden stockpiles.

Mining costs are charged to operations as incurred. However, because of the configuration and location of the Grasberg open-pit ore body and the location and extent of the related surrounding overburden, the ratio of overburden to ore is much higher in the initial mining of the open pit than in later years. In 2005 and years prior, surface mining costs associated with overburden removal at PT Freeport Indonesia’s Grasberg open-pit mine that were estimated to relate to future production were initially deferred when the ratio of actual overburden removed to ore mined exceeded the estimated average ratio of overburden removed to ore mined over the life of the Grasberg open-pit mine, as projected in Freeport-McMoRan’s most recent mine plan. Those deferred costs were to be charged subsequently to operating costs when the ratio of actual overburden removed to ore mined fell below the estimated average ratio of overburden to ore over the life of the Grasberg open-pit mine. The reserve quantities used to develop the life of mine ratio are the proven and probable ore quantities for the Grasberg open pit shown above.

In the mining industry, the costs of removing overburden and waste material to access mineral deposits are referred to as “stripping costs.” Through December 31, 2005, Freeport-McMoRan applied the deferred mining cost method in accounting for its post-production stripping costs. The deferred mining cost method was used by some companies in the metals mining industry; however, industry practice varied. The deferred mining cost method matches the cost of production with the sale of the related metal from the open pit by assigning each metric ton of ore removed an equivalent amount of overburden tonnage, thereby averaging overburden removal costs over the life of the mine. The mining cost capitalized in inventory and the amounts charged to cost of goods sold do not represent the actual costs incurred to mine the ore in any given period. The application of the deferred mining cost method resulted in an asset on Freeport-McMoRan’s balance sheet (“Deferred mining costs”) totaling $285.4 million at December 31, 2005.

On January 1, 2006, Freeport-McMoRan adopted Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (EITF 04-6), which requires that stripping costs incurred during production be considered costs of the extracted minerals and included as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of that inventory. Upon adoption of EITF 04-6, Freeport-McMoRan recorded deferred mining costs asset ($285.4 million) at December 31, 2005, net of taxes, minority interest share and inventory effects ($135.9 million), as a cumulative effect adjustment to reduce retained earnings on January 1, 2006. In addition, stripping costs incurred in 2006 and later periods are now charged to cost of sales as prescribed by EITF 04-6. As a result of adopting EITF 04-6 on January 1, 2006, income before income taxes and minority interests for the year ended December 31, 2006, was $35.4 million lower and net income was $18.8 million ($0.10 per basic share and $0.08 per diluted share) lower than if Freeport-McMoRan had not adopted EITF 04-6 and continued to defer stripping costs. Stripping costs are now charged to cost of sales as prescribed by EITF 04-6. Adoption of the new guidance has no impact on cash flows. The pro forma impact of applying EITF 04-6 would be to reduce net income by $35.3 million or $0.16 per diluted share for the year ended December 31, 2005, and $39.4 million or $0.21 per diluted share for the year ended December 31, 2004.

Deep ore zone. The Deep Ore Zone ore body lies vertically below the now depleted Intermediate Ore Zone ore body. Freeport-McMoRan began production from the Deep Ore Zone ore body in 1989 using open stope mining methods, but it suspended production in 1991 in favor of production from the Grasberg deposit. Production resumed in September 2000 using the block-cave method. Production is at the 3,110-meter elevation level and totaled 16.5 million metric tons of ore in 2006 and 15.3 million metric tons of ore in 2005. The Deep Ore Zone continues to perform above design capacity of 35,000 metric tons of ore per day. Production from the Deep

Ore Zone averaged 45,200 metric tons of ore per day in 2006 and 42,000 metric tons of ore per day in 2005.

During 2006 at the Deep Ore Zone mine, PT Freeport Indonesia completed over 12,000 meters of development drifting in support of the block-cave mining method and the ongoing expansion to 50,000 metric tons of ore per day. The expansion to a sustained rate of 50,000 metric tons of ore per day is expected to be completed in mid-2007. The cumulative aggregate development costs for the Deep Ore Zone expansion through December 31, 2006, totaled approximately $56 million (approximately $34 million for PT Freeport Indonesia’s share) and the aggregate development costs for 2007 are expected to total approximately $4 million (approximately $2 million for PT Freeport Indonesia’s share). Freeport-McMoRan anticipates a further expansion of the Deep Ore Zone operation to 80,000 metric tons of ore per day, with budgeted capital of approximately $18 million (approximately $11 million for PT Freeport Indonesia’s share) in 2007. The success of the development of the Deep Ore Zone mine, one of the world’s largest underground mines, provides confidence in the future development of PT Freeport Indonesia’s large-scale undeveloped ore bodies.

The Deep Ore Zone mine fleet consists of over 160 pieces of mobile heavy equipment. The primary mining equipment directly associated with production and development includes 45 load-haul-dump (LHD) units and 16 haul trucks. Freeport-McMoRan’s production LHD units typically carry approximately 11 metric tons of ore. Using ore passes and chutes, the LHD units transfer ore into 55-ton capacity haul trucks. The trucks dump into a gyratory crusher and ore is then conveyed to the surface stockpiles.

Freeport-McMoRan’s development costs include costs incurred resulting from mine pre-production activities undertaken to gain access to proven and probable reserves including adits, drifts, ramps, permanent excavations, infrastructure and removal of overburden. Depreciation for mining and milling life-of-mine assets is determined using the unit-of-production method based on estimated recoverable proven and probable copper reserves. Development costs that relate to a specific ore body are depreciated using the unit-of-production method based on estimated recoverable proven and probable copper reserves for the ore body benefited. PT Freeport Indonesia’s total development costs at December 31, 2006, for the Deep Ore Zone mine, currently its only operating underground mine, totaled approximately $224 million, which are being depreciated on a unit-of-production basis over the life of the Deep Ore Zone proven and probable reserves.

The majority of maintenance activities are performed on site by a combination of PT Freeport Indonesia employees and contract workers. As of December 31, 2006, Freeport-McMoRan had approximately 7,000 employees and contract workers directly involved in Grasberg open-pit and Deep Ore Zone underground mining, milling and ore flow operations.

Freeport-McMoRan’s principal source of power for all its operations is a coal-fired power plant that it built in conjunction with the fourth concentrator mill expansion (see “ — Infrastructure”). Diesel generators supply peaking and backup electrical power generating capacity. A combination of naturally occurring mountain streams and water derived from Freeport-McMoRan’s underground operations provides water for its operations. The average annual rainfall in the project area is 185 inches.

Mining operations—mines in development

Seven other ore bodies (the underground Grasberg, Kucing Liar, Mill Level Zone, Deep Mill Level Zone, Ertsberg Stockwork Zone, Big Gossan and the Dom) are located in Block A. These ore bodies are at various stages of development, and are included in proven and probable recoverable reserves. Freeport-McMoRan continually reviews its operation’s development opportunities to maximize the value of the reserves. Freeport-McMoRan incurred $61.4 million for mine development, expansion and infrastructure capital expenditures related to these ore bodies and $49.5 million for common underground infrastructure development during the three years ended December 31, 2006. See “Risk factors.”

The underground Grasberg reserves will be mined using the block-cave method at the end of open-pit mining, which is expected to continue until approximately mid-2015. The Kucing Liar ore body lies on the southern flank of and underneath the southern portion of the Grasberg open pit at the 2,605- to 3,115-meter elevation level. Freeport-McMoRan expects to mine the Kucing Liar ore body using the block-cave method.

The Mill Level Zone ore body lies directly below the Deep Ore Zone mine at the 2,890-meter elevation. The Deep Mill Level Zone ore body lies beneath the Mill Level Zone ore body at the 2,590-meter elevation. This ore represents the downward continuation of mineralization in the Ertsberg East Skarn system and neighboring Ertsberg porphyry. Drilling efforts continue to determine the extent of these ore bodies. Freeport-McMoRan expects to mine the Mill Level Zone ore body using a block-cave method near completion of mining at the Deep Ore Zone ore body. Near the end of mining the Mill Level Zone ore body, Freeport-McMoRan expects to mine the Deep Mill Level Zone ore body also using a block-cave method.

The Ertsberg Stockwork Zone ore body extends off the southwest side of the Deep Ore Zone ore body at the 3,126- to 3,626-meter elevation level. Drilling efforts continue to determine the extent of this ore body, which Freeport-McMoRan expects to mine using a block-cave method starting in about 2008.

The Big Gossan ore body is located approximately 1,000 meters southwest of the original Ertsberg open-pit deposit. Freeport-McMoRan began the initial underground development of the ore body in 1993 when it drove tunnels from the mill area into the ore zone at the 3,000-meter elevation level. A stope and fill mining method will be used on the Big Gossan deposit. In 2005, Freeport-McMoRan completed a feasibility study and an update to the site-wide development plan to determine the timing of initial production, currently projected to be 2008.

The Dom ore body lies approximately 1,500 meters southeast of the depleted Ertsberg open-pit deposit. Production at the open-pit and underground portions of the ore body will begin after completion of open-pit mining at Grasberg.

In 2004, PT Freeport Indonesia commenced its “Common Infrastructure” project, which will provide access to its large undeveloped underground ore bodies located in the Grasberg minerals district through a tunnel system located approximately 400 meters deeper than its existing underground tunnel system. In addition to providing access to the underground ore bodies, the tunnel system will enable PT Freeport Indonesia to conduct future exploration in prospective areas associated with currently identified ore bodies. The tunnel system has reached the Big Gossan terminal and PT Freeport Indonesia is proceeding with development of the lower Big Gossan infrastructure. PT Freeport Indonesia has also advanced development of the Grasberg spur and as of December 31, 2006, has completed 67 percent of the tunneling required to reach the Grasberg underground ore body. PT Freeport Indonesia expects the Grasberg spur to reach the Grasberg underground ore body and to initiate multi-year mine development activities in the second half of 2007.

The projected aggregate capital expenditures required to reach full production capacity for each of Freeport-McMoRan’s undeveloped ore bodies based on its latest mine plans and proven and probable recoverable reserves as of December 31, 2006, are shown below in millions of U.S. dollars. Actual costs could differ materially from these estimates as Freeport-McMoRan will not incur most of the expenditures for several years and it will incur them over a period of several years. In addition to the mine development costs below, Freeport-McMoRan’s current mine development plans include approximately $1 billion of capital expenditures at its processing facilities to optimize the handling of underground ore types once Grasberg open-pit operations cease. Freeport-McMoRan continues to review its processing plans to maximize the value of its reserves. Based on current estimates, Freeport-McMoRan expects aggregate expenditures will range between approximately $100 million and $320 million annually, during the next 15 years. In addition, these costs will be shared with Rio Tinto in accordance with the joint venture agreement.

Grasberg block cave	$1,170
Kucing Liar	740
Deep Mill Level Zone	320
Mill Level Zone	260
Big Gossan	185
Ertsberg Stockwork Zone	170
Dom block cave	130
Dom open pit	80

Total	$3,055

Description of ore bodies. Freeport-McMoRan’s ore bodies are located within and around two main igneous intrusions, the Grasberg monzodiorite and the Ertsberg diorite. The host rocks of these ore bodies include both carbonate and clastic rocks that form the ridge crests and upper flanks of the Sudirman Range, and the igneous rocks of monzonitic to dioritic composition that intrude them. The igneous-hosted ore bodies (the Grasberg open pit and block cave, and the Ertsberg Stockwork Zone block cave) occur as vein stockworks and disseminations of copper sulphides, dominated by chalcopyrite and, to a much lesser extent, bornite. The sedimentary-rock hosted ore bodies occur as “magnetite-rich, calcium/magnesian skarn” replacements, whose location and orientation are strongly influenced by major faults and by the chemistry of the carbonate rocks along the margins of the intrusions.

The copper mineralization in these skarn deposits is also dominated by chalcopyrite, but higher bornite concentrations are common. Moreover, gold occurs in significant concentrations in all of the district’s ore bodies, though rarely visible to the naked eye. These gold concentrations usually occur as inclusions within the copper sulphide minerals, though, in some deposits, these concentrations can also be strongly associated with pyrite.

The following diagram indicates the relative elevations (in meters) of Freeport-McMoRan’s reported reserve ore bodies.

The following map, which encompasses an area of approximately 42 square kilometers (approximately 16 square miles), indicates the relative positions and sizes of Freeport-McMoRan’s reported reserve ore bodies and their locations.

The following chart illustrates Freeport-McMoRan’s current plans for sequencing and producing each of its ore bodies and the years in which Freeport-McMoRan currently expect that production of each ore body will begin and end. Production volumes are typically lower in the first few years of each ore body as development activities are ongoing and as the mine ramps up to full production. Currently, the Grasberg open pit and Deep Ore Zone are Freeport-McMoRan’s producing mines. The ultimate timing of the start of production from Freeport-McMoRan’s undeveloped mines is dependent upon a number of factors, including the results of exploration and development efforts, and may vary from the dates shown below. In addition, Freeport-McMoRan develops its mine plans for the Grasberg open pit and underground mines based on maximizing the net present value from the ore bodies.

Production sequencing
Reserves as of December 31, 2006

During 2006, Freeport-McMoRan mined an average of 722,400 metric tons of material per day, including ore and overburden. Freeport-McMoRan does not require any additional approvals for higher mining rates. During 2005, Freeport-McMoRan mined an average of 733,600 metric tons of material per day. The following chart illustrates Freeport-McMoRan’s current aggregate mill capacity; its aggregate permitted mill capacity and its projected milling rates. Mill capacity will vary with the ore type being processed. The decline in milling rates in 2015 reflects the expected completion date of open-pit mining at the Grasberg ore body. Freeport-McMoRan is continuing to develop mine plans to optimize production levels.

Projected mill rates & mill capacities
December 31, 2006 reserves—production plan

Milling and production

The ore from Freeport-McMoRan’s mines moves by a conveyor system to a series of shafts through which it drops to its milling and concentrating complex located approximately 2,900 meters above sea level. At the mill, the ore is crushed and ground and mixed in tanks with water and small amounts of flotation reagents where it is continuously agitated with air. During this physical separation process, copper-, gold- and silver-bearing particles rise to the top of the tanks and are collected and thickened into a concentrate. The concentrate leaves the mill complex as a slurry, consisting of approximately 65 percent solids by weight, and is pumped through three parallel 115-kilometer pipelines to Freeport-McMoRan’s coastal port site facility at Amamapare where it is filtered, dried and stored for shipping. Ships are loaded at dock facilities at the port until they draw their maximum dock-side water, and they then move to deeper water, where loading is completed from shuttling barges.

Freeport-McMoRan’s production results for the last three years are as follows:

	Years ended December 31,			Percentage change
	2006	2005	2004	2005 to 2006		2004 to 2005

Mill throughput (metric tons of ore per day)	229,400	216,200	185,100	6%		17%
Copper production, net to PT Freeport Indonesia (000 pounds)	1,201,200	1,455,900	996,500	(17%	)	46%
Gold production, net to PT Freeport Indonesia (ounces)	1,731,800	2,789,400	1,456,200	(38%	)	92%
Average unit net cash costs per pound of copper(a)	$0.60	$0.07	$0.40	757%		(83%	)

(a)	Includes site production and delivery costs, smelting and refining costs, and royalties, less credits for gold and silver sales. See Freeport-McMoRan’s 2006 Annual Report incorporated herein by reference for a reconciliation of average unit net cash costs per pound to production and delivery costs applicable to sales reported in its consolidated financial statements.

Although average mill throughput increased by six percent to 229,400 metric tons of ore per day from 216,200 metric tons per day in 2005, Freeport-McMoRan mined lower grade ore and reported lower production in 2006, compared with 2005. Copper production for 2006 totaled 1.2 billion pounds, 254.7 million pounds lower than 2005 production. Gold production for 2006 totaled 1.7 million ounces, 1.1 million ounces lower than 2005 production. Average unit net cash costs for 2006 increased to $0.60 per pound from $0.07 per pound for 2005, as a result of higher unit production costs (resulting from lower volumes, higher input costs and the impact of changes in accounting for stripping costs) and higher treatment charges and royalties attributable to increased copper prices.

Mill throughput and production improved significantly in 2005 compared to 2004, which was negatively affected by PT Freeport Indonesia’s efforts to accelerate removal of overburden material and restore safe access to higher-grade areas in the pit (see below). Mill throughput averaged 216,200 metric tons of ore per day in 2005, a 17 percent increase from the 185,100 metric tons average in 2004. Copper and gold production was higher in 2005 compared with 2004 reflecting the higher mill throughput and higher average ore grades. Copper production for 2005 totaled 1.46 billion pounds, 459.4 million pounds higher than 2004 production. Gold production for 2005 totaled 2.79 million ounces, 1.3 million ounces higher than 2004 production. The higher sales volumes and the primarily fixed nature of a large portion of PT Freeport Indonesia’s cost structure resulted in average unit net cash costs for 2005 decreasing to $0.07 per pound compared with $0.40 per pound for 2004.

In October 2003, a slippage of material occurred in a section of the Grasberg open pit and in December 2003, a smaller debris flow occurred in the same section. The area affected by the slippage events included two active mining areas which were scheduled to be mined in the fourth quarter of 2003 (see “— Grasberg open-pit slippage”). Mill throughput and production in 2004 was negatively affected by PT Freeport Indonesia’s efforts to accelerate removal of overburden material and restore safe access to higher-grade areas in the pit.

Because of the fixed nature of a large portion of our costs, unit costs vary significantly from period to period depending on volumes of copper and gold sold during the period. In addition, Freeport-McMoRan has experienced significant increases in its production costs in recent years primarily as a result of higher energy costs and costs of other consumables, higher mining costs and milling rates, labor costs and other factors. Once Freeport-McMoRan completes its open-pit mining operations at the Grasberg mine in approximately mid-2015 and transition to underground, Freeport-McMoRan expects its share of annual copper and gold production to be lower than current levels, and all other factors being equal, its average unit net cash costs to increase. For more information regarding Freeport-McMoRan’s operating and financial results, see its 2006 Annual Report incorporated herein by reference.

Freeport-McMoRan estimates its share of sales for 2007 to approximate 1.1 billion pounds of copper and 1.8 million ounces of gold. Average annual sales volumes over the five-year period from 2007 through 2011 are expected to approximate 1.24 billion pounds of copper and 1.8 million ounces of gold. The achievement of PT Freeport Indonesia’s sales estimates will be dependent, among other factors, on the achievement of targeted mining rates, the successful operation of PT Freeport Indonesia production facilities, the impact of weather conditions at the end of fiscal periods on concentrate loading activities and other factors. See “Risk factors.”

Geotechnical programs

Freeport-McMoRan’s geotechnical programs support several phases of the operations, including its open-pit mine (pit slope and overburden stockpile stability), underground mine, infrastructure and its tailings management program. For information regarding Freeport-McMoRan’s tailings management program, see “— Environmental matters.”

A group of Freeport-McMoRan’s senior level employees has the responsibility, authority and oversight for its overall geotechnical programs. Freeport-McMoRan’s multi-disciplinary approach combines in-house personnel with backgrounds in civil, geotechnical, mining engineering, geology and hydrology to form a technical services group that reports to its senior managers. Freeport-McMoRan’s technical services group develops information that its mine engineering group uses to develop mine and stockpile designs, production schedules and related plans. The technical services group also monitors slope stability and other geotechnical and hydrological developments.

Freeport-McMoRan’s technical services group is composed of expatriates and Indonesian nationals, who are university educated. International consulting experts in each of the applicable technical fields also provide additional support to this group. In-house training provided by consultants as well as off-site seminars and industry conferences supports the training of its staff. Freeport-McMoRan’s joint venture partner has also provided geotechnical and engineering support to its operations. Consultants and its joint venture partner provide input into program development and assess performance of these critical roles.

Freeport-McMoRan’s technical services group uses information from geological drilling for the development and updating of its geological, geotechnical and hydrologic models. Freeport-McMoRan develops computer-based geologic models for mine design and dewatering programs. Freeport-McMoRan provides continuous ground and slope monitoring in its mines and on overburden stockpiles using various computerized and automated systems. Freeport-McMoRan also daily inspects all open-pit working areas, with any items of concern being reported to its senior managers. Freeport-McMoRan’s hydrology function measures and tracks water flow patterns to determine the effectiveness and need for de-watering and depressurization programs. Freeport-McMoRan drains all surface flows away from the open pit and pumps any in-pit surface water to dedicated drain holes connected to its underground de-watering drift system. Freeport-McMoRan also continuously monitors rainfall at its operations so that it may adjust for operational impacts and safety considerations.

Grasberg open-pit slippage

On October 9, 2003, a slippage of material occurred in a section of the Grasberg open pit. Eight workers perished and five workers were injured in the incident. The area affected by the slippage, comprising approximately five percent of the surface area of the massive Grasberg pit, included two active mining areas that were scheduled to be mined in 2003 and 2004. On December 12, 2003, a debris flow involving a relatively small amount of loose material occurred in the same area of the Grasberg open pit resulting in only minor property damage. Following these two events, PT Freeport Indonesia redirected its open-pit operations to accelerate removal of waste material from the south wall to restore safe access to the higher-grade ore areas in the pit. These activities resulted in reduced production levels. In April 2004, PT Freeport Indonesia established safe access and initiated mining in higher-grade ore areas while continuing waste removal activities. PT Freeport Indonesia resumed normal milling rates in June 2004.

PT Freeport Indonesia maintains property damage and business interruption insurance related to its operations. In December 2004, PT Freeport Indonesia entered into an insurance settlement agreement and settled all claims that arose from the fourth-quarter 2003 slippage and debris flow events in the Grasberg open-pit mine. PT Freeport Indonesia’s insurers agreed to pay an aggregate of $125.0 million in connection with its claims. After considering PT Freeport Indonesia’s joint venture partner’s interest in the proceeds, PT Freeport Indonesia’s share of proceeds totaled $95.0 million.

Exploration

As a result of Freeport-McMoRan’s joint venture arrangements, Rio Tinto generally pays for 40 percent of Freeport-McMoRan’s joint venture exploration and exploratory drilling costs in Papua. The joint ventures incurred total exploration costs of $16.7 million in 2006 and $13.3 million in 2005. The joint ventures’ exploration budget for 2007, including Rio Tinto’s share, is expected to total approximately $31 million ($25 million for Freeport-McMoRan’s share). PT Freeport Indonesia’s exploration efforts in 2007 within Block A will continue to test extensions of the Deep Grasberg and Kucing Liar mine complex. Engineering studies are under way to incorporate positive drilling results from 2006 activities at Deep Grasberg and Kucing Liar. PT Freeport Indonesia also expects to test the open-pit potential of the Wanagon gold prospect and the Ertsberg open-pit resource, and will begin testing for extensions of the Deep Mill Level Zone deposit and other targets in the space between the Ertsberg and Grasberg mineral systems from the new Common Infrastructure tunnels located at the 2,500 meter level. During 2007, Freeport-McMoRan plans to resume exploration activities, which had been suspended in recent years, in certain prospective areas outside Block A.

In June 1998, Freeport-McMoRan entered into a joint venture agreement to conduct exploration activities in PT Nabire Bakti Mining’s Contract of Work area, which currently covers approximately 500,000 acres in several blocks contiguous to PT Freeport Indonesia’s Block B and one of Eastern Minerals’ blocks in Papua. Rio Tinto shares in 40 percent of Freeport-McMoRan’s interest and costs in this exploration joint venture. Freeport-McMoRan and Rio Tinto can earn up to a 62 percent interest in the PT Nabire Bakti Mining Contract of Work by spending up to $21 million on exploration and other activities in the joint venture areas. Freeport-McMoRan has spent $18.0 million through December 31, 2006.

With the subsequent approval of the Indonesian government, in 2000 Freeport-McMoRan suspended its field exploration activities in Block B, which includes the Wabu Ridge gold prospect, as well as in the other Contract of Work areas of Eastern Minerals and PT Nabire Bakti Mining. The suspensions were because of safety and security issues and regulatory uncertainty relating to a possible conflict between its mining and exploration rights in certain forest areas and an Indonesian Forestry law enacted in 1999 prohibiting open-pit mining in forest preservation areas. Recent Indonesian legislation permits open-pit mining in PT Freeport Indonesia’s Block B area, subject to certain requirements. Following an assessment of these requirements and a review of security issues, Freeport-McMoRan plans to resume exploration activities in certain prospective Contract of Work areas outside of Block A in 2007.

Infrastructure

The location of Freeport-McMoRan’s mining operations in a remote area requires that its operations be virtually self-sufficient. In addition to the mining facilities described above, in the course of the development of its project Freeport-McMoRan has constructed itself or participated with others in the construction of an airport, a port, a 119 kilometer road, an aerial tramway, two hospitals and related medical facilities, and two town sites with housing, schools and other facilities sufficient to support more than 17,000 persons.

In 1996, Freeport-McMoRan completed a significant infrastructure program, which includes various residential, community and commercial facilities. Freeport-McMoRan designed the program to provide the infrastructure needed for its operations, to enhance the living conditions of its employees, and to develop and promote the growth of local and other third party activities and enterprises in Papua. Freeport-McMoRan has developed the facilities through joint ventures or direct ownership involving local Indonesian interests and other investors.

In July 2003, Freeport-McMoRan acquired the 85.7 percent ownership interest in Puncakjaya Power owned by affiliates of Duke Energy Corporation for $68.1 million cash, net of $9.9 million of cash acquired. Puncakjaya Power is the owner of assets supplying power to PT Freeport Indonesia’s operations, including the 3x65 megawatt coal-fired power facilities. PT Freeport Indonesia purchases power from Puncakjaya Power under infrastructure asset financing arrangements. In March 2005, Freeport-McMoRan prepaid $187.0 million of bank debt associated with Puncakjaya Power’s operations. At December 31, 2006, Freeport-McMoRan had a $105.2 million loan outstanding to Puncakjaya Power, PT Freeport Indonesia had infrastructure asset financing obligations payable to Puncakjaya Power totaling $192.4 million and Puncakjaya Power had a receivable from PT Freeport Indonesia for $247.3 million, including Rio Tinto’s share. Freeport-McMoRan consolidates PT Freeport Indonesia and Puncakjaya Power and its consolidated balance sheet only reflects a $54.6 million receivable ($8.6 million in other accounts receivable and $46.0 million in long-term assets) for Rio Tinto’s share of Puncakjaya Power’s receivable as provided for in Freeport-McMoRan’s joint venture agreement with Rio Tinto.

Marketing

PT Freeport Indonesia sells its copper concentrates, which contain significant quantities of gold and silver, under U.S. dollar-denominated sales agreements, mostly to companies in Asia and Europe and to international trading companies. PT Freeport-McMoRan sells substantially all of its budgeted production of copper concentrates under long-term contracts with selling prices based on world metals prices (generally the London Metal Exchange settlement prices for Grade A copper). Under these contracts, initial billing occurs at the time of shipment and final settlement on the copper portion is generally based on average prices for a specified future period. Gold generally is sold at the average London Bullion Market Association price for a specified month near the month of shipment.

Revenues from concentrate sales are recorded net of royalties (see “— Contracts of Work”), treatment and refining charges (including price participation charges, if applicable, based on the market prices of metals), and the impact of derivative financial instruments, if any, used to hedge against risks from metals price fluctuations. Moreover, because a portion of the metals contained in copper concentrates is unrecoverable as a result of the smelting process, Freeport-McMoRan’s revenues from concentrate sales are also recorded net of allowances based on the quantity and value of these unrecoverable metals. These allowances are a negotiated term of Freeport-McMoRan’s contracts and vary by customer. Treatment and refining charges represent payments to smelters and refiners and are either fixed or in certain cases vary with the price of copper. Freeport-McMoRan sells a small amount of copper concentrates in the spot market. See “Risk factors.”

Freeport-McMoRan has commitments, including commitments from Atlantic Copper and PT Smelting, for essentially all of PT Freeport Indonesia’s estimated 2007 production. PT Freeport Indonesia has a long-term contract through December 2007 to provide Atlantic Copper with a quantity of copper concentrates at market prices which currently approximates 60 percent of Atlantic Copper’s annual copper concentrate requirements. PT Freeport Indonesia’s agreement with PT Smelting provides, for the life of PT Freeport Indonesia’s mines, for the supply of 100 percent of the copper concentrate requirements necessary to produce 205,000 metric tons of copper (essentially the Gresik smelter’s original design capacity) on a priority basis. In 2004, PT Smelting increased its stated production capacity to 250,000 metric tons of copper per year. During 2006, PT Smelting completed an expansion of its production capacity from 250,000 metric tons of copper per year to 275,000 metric tons. For the first 15 years of PT Smelting’s commercial operations beginning December 1998, PT Freeport Indonesia agreed that the treatment and refining charges on specified quantities of the concentrate PT Freeport Indonesia supplies will not fall below specified minimum rates, subject to renegotiation in 2008. The rate was $0.23 per pound, during the period from the commencement of PT Smelting’s operations in 1998 until April 3, 2004 when it declined to a minimum of $0.21 per pound. PT Smelting’s rates for 2007 are expected to exceed the minimum $0.21 per pound. Current rates are higher than the minimum rate. Freeport-McMoRan anticipates that PT Freeport Indonesia will sell approximately 50 to 60 percent of its annual concentrate production to Atlantic Copper and PT Smelting. A summary of PT Freeport Indonesia’s aggregate percentage concentrate sales to its affiliates and to other parties for the last three years follows:

	2006	2005	2004

PT Smelting	27%	29%	40%
Atlantic Copper	23%	25%	19%
Other parties	50%	46%	41%

	100%	100%	100%

Investment in smelters

Freeport-McMoRan’s investment in smelters (Atlantic Copper and PT Smelting) serves an important role in its concentrate marketing strategy. As discussed above, PT Freeport Indonesia generally sells approximately one-half of its concentrate production to its affiliated smelters, Atlantic Copper and PT Smelting, and the remainder to other customers. Treatment charges for smelting and refining copper concentrates represent a cost to PT Freeport Indonesia and income to Atlantic Copper and PT Smelting. Through downstream integration, Freeport-McMoRan is assured placement of a significant portion of its concentrate production. Low smelter treatment and refining charges prior to 2005 adversely affected the operating results of Atlantic Copper and benefited the operating results of PT Freeport Indonesia’s mining operations. Smelting and refining charges consist of a base rate and in certain contracts, price participation and price sharing based on copper prices. Market rates for treatment and refining charges have increased significantly since late 2004 as worldwide smelter availability was insufficient to accommodate increased mine production and because of higher copper prices. However, more recently, Freeport-McMoRan has begun to see these market rates decline. Higher treatment and refining charges benefit its smelter operations and adversely affect its mining operations. Taking into account taxes and minority ownership interests, an equivalent change in PT Freeport Indonesia’s and Atlantic Copper’s smelting and refining charge rates essentially offsets in its consolidated operating results.

Atlantic Copper, S.A. Freeport-McMoRan owns 100 percent of Atlantic Copper. Atlantic Copper completed the last expansion of its production capacity in 1997 and the design capacity of its smelter and its refinery are 290,000 metric tons of copper per year and its refinery currently has a nominal capacity of 260,000 metric tons of copper per year, respectively. Freeport-McMoRan has no present plans to expand Atlantic Copper’s production capacity. During 2006, Atlantic Copper treated 953,700 metric tons of concentrate and scrap and produced 263,700 metric tons of new copper anodes. During 2005, Atlantic Copper treated 975,400 metric tons of concentrate and scrap and produced 284,200 metric tons of new copper anodes. Atlantic Copper’s positive financial results in 2006 compared with 2005 primarily reflect higher treatment charges, partially offset by higher unit costs. The next maintenance activity at Atlantic Copper is a 23-day maintenance turnaround currently scheduled for the second quarter of 2007, which is expected to adversely affect costs and volumes resulting in an approximate $25 million impact on 2007 operating results. Major maintenance turnarounds typically occur approximately every nine years for Atlantic Copper, with significantly shorter term maintenance turnarounds occurring in the interim. Atlantic Copper purchased approximately 42 percent of its 2006 concentrate requirements from PT Freeport Indonesia at market prices. Atlantic Copper has experienced no material operating problems, and Freeport-McMoRan is not aware of any potential material environmental liabilities at Atlantic Copper.

Freeport-McMoRan made no capital contributions to Atlantic Copper in 2005 and 2006; however, it contributed $202.0 million to Atlantic Copper in 2004. In addition, Freeport-McMoRan loaned $189.5 million to Atlantic Copper in 2004. The funds were used to improve Atlantic Copper’s financial structure during its major maintenance turnaround and during a period of extremely low treatment and refining charge rates, which negatively affected Atlantic Copper’s results. Freeport-McMoRan’s net investment in Atlantic Copper through December 31, 2006, was approximately $170 million.

PT Smelting. PT Freeport Indonesia’s Contract of Work required it to construct or cause to be constructed a smelter in Indonesia if it and the Indonesian government determined that such a project would be economically viable. In 1995, following the completion of a feasibility study, Freeport-McMoRan entered into agreements relating to the formation of PT Smelting and the construction of the copper smelter in Gresik, Indonesia.

PT Smelting is a joint venture among PT Freeport Indonesia, Mitsubishi Materials Corporation, Mitsubishi Corporation and Nippon Mining & Metals Co., Ltd., which own 25 percent, 60.5 percent, 9.5 percent and 5 percent, respectively, of the outstanding PT Smelting common stock. In accordance with the joint venture agreements, PT Freeport Indonesia provides the majority of PT Smelting’s copper concentrate requirements. In December 2003, PT Smelting’s shareholder agreement was amended to eliminate PT Freeport Indonesia’s assignment of its earnings in PT Smelting to support a 13 percent cumulative annual return to the other owners for the first 20 years of operations. No amounts were paid under this assignment. PT Freeport Indonesia’s total investment in PT Smelting through December 31, 2006, was $100.6 million.

During 2006, PT Smelting treated 737,500 metric tons of concentrate and produced 201,200 metric tons of new copper anodes. During 2005, PT Smelting treated 908,900 metric tons of concentrate and produced 275,000 metric tons of new copper anodes. The lower volumes in 2006 primarily reflect a 22-day maintenance turnaround in the second quarter and PT Smelting’s temporary suspension of operations beginning in October 2006 and ending in mid-December 2006 following an equipment failure at the oxygen plant supplying the smelter. Major maintenance turnarounds typically occur approximately every four years for PT Smelting, with significantly shorter term maintenance turnarounds in the interim. The next major maintenance turnaround is scheduled for 2008. In 2004, PT Smelting completed a refinery expansion during its maintenance turnaround, increasing its production capacity to approximately 250,000 metric tons of copper per year. During 2006, PT Smelting completed an expansion of its production capacity from 250,000 metric tons of copper per year to 275,000 metric tons. Freeport-McMoRan is not aware of any potential material environmental liabilities at PT Smelting.

Competition

Freeport-McMoRan competes with other mining companies in the sale of its mineral concentrates and the recruitment and retention of qualified personnel. Some competing companies possess financial resources greater than Freeport-McMoRan and possess multiple mining assets less geographically concentrated in a single area than Freeport-McMoRan. Freeport-McMoRan believes, however, that it is one of the lowest-cost copper producers in the world, after taking into account credits for related gold and silver production, which gives it a significant competitive advantage.

Social development, employment and human rights

Freeport-McMoRan has a social, employment and human rights policy designed to result in its operating in compliance with the laws in the areas of its operations, and in a manner that respects basic human rights and the culture of the people who are indigenous to the area. Freeport-McMoRan continues to make significant expenditures on social and cultural activities, primarily in Papua. These activities include:

•	comprehensive job training programs;

•	basic education programs;

•	several public health programs, including extensive malaria control;

•	agricultural assistance programs;

•	a business incubator program to encourage the local people to establish their own small scale businesses;

•	cultural preservation programs; and

•	charitable donations.

In 1996, PT Freeport Indonesia agreed to commit at least one percent of its revenues to the Freeport Partnership Fund for Community Development (formerly the Freeport Fund for Irian Jaya Development) to support village-based health, education, economic and social development programs in its area of operations. This commitment replaced Freeport-McMoRan’s community development programs in which it spent a similar amount of money each year. Freeport-McMoRan’s share of contributions to the Freeport Partnership Fund for Community Development totaled $43.9 million in 2006, $35.7 million in 2005 and $17.5 million in 2004. Freeport-McMoRan’s joint venture partner, Rio Tinto, also contributes to this fund and including their share the contributions totaled $47.6 million in 2006, $42.3 million in 2005 and $19.0 million in 2004.

Lembaga Pembangunan Masyarakat Amungme Kamoro (LPMAK) oversees disbursement of the amounts Freeport-McMoRan contributes to the fund. LPMAK’s board of commissioners is made up of a leader of the Amungme people, a leader of the Kamoro people, leaders of the three local churches, a representative of the local government and a representative of PT Freeport Indonesia. The Amungme and Kamoro people are original inhabitants of the land in Freeport-McMoRan’s area of operations.

Freeport-McMoRan believes that its social and economic development programs are responsive to the issues raised by the local villages and people and should help it to avoid disruptions of mining operations. Nevertheless, social and political instability in the area may adversely impact its mining operations. See “Risk factors.”

In December 2000, Freeport-McMoRan endorsed the joint U.S. State Department-British Foreign Office Voluntary Principles on Human Rights and Security. Several major natural resources companies and international human rights organizations participated in developing the Voluntary Principles and have endorsed them. Freeport-McMoRan participated in developing these principles and incorporated them into its social and human rights policy.

Security matters

Consistent with its Contract of Work and the requirement to protect its employees and property, Freeport-McMoRan has taken appropriate steps to provide a safe and secure working environment. As part of its security program, PT Freeport Indonesia maintains its own internal security department, which performs functions such as protecting company facilities, monitoring the shipment of company goods through the airport and terminal, assisting in traffic control and aiding rescue operations. PT Freeport Indonesia’s civilian security employees (numbering about 675) are unarmed and perform duties consistent with their internal security role. PT Freeport Indonesia’s share of costs for its internal civilian security department totaled $14.2 million for 2006, $11.3 million for 2005 and $12.3 million for 2004. The security department has received human rights training and each member is required to certify his or her compliance with Freeport-McMoRan’s human rights policy.

PT Freeport Indonesia, and all businesses and residents of Indonesia, relies on the Government of Indonesia for the provision of public order, upholding the rule of law and the protection of personnel and property. The Grasberg mine has been designated by the Government of Indonesia as one of Indonesia’s vital national assets. This designation results in the military’s playing a significant role in protecting the area of PT Freeport Indonesia’s operations. The Government of Indonesia is responsible for employing police and military personnel and directing their operations.

From the outset of PT Freeport Indonesia’s operations, the government has looked to PT Freeport Indonesia to provide logistical and infrastructure support and assistance for these necessary services because of the limited resources of the Indonesian government and the remote location of and lack of development in Papua. PT Freeport Indonesia’s financial support for the Indonesian government security institutions assigned to the operations area represents a prudent response to its requirements to protect its workforce and property, better ensuring that personnel are properly fed and lodged, and have the logistical resources to patrol PT Freeport Indonesia’s roads and secure its operating area. In addition, provision of such support and oversight is consistent with PT Freeport Indonesia’s obligations under the Contract of Work, reflects Freeport-McMoRan’s philosophy of responsible corporate citizenship, and is in keeping with its commitment to pursue practices that will promote human rights, which include its endorsement of the joint U.S. State Department-British Foreign Office Voluntary Principles on Human Rights and Security.

PT Freeport Indonesia’s share of support costs for the government-provided security, involving over 2,625 Indonesian government security personnel currently located in the general area of PT Freeport Indonesia’s operations, was $8.5 million for 2006, $6.2 million for 2005 and $6.9 million for 2004. This supplemental support consists of various infrastructure and other costs, such as food, housing, fuel, travel, vehicle repairs, allowances to cover incidental and administrative costs, and community assistance programs conducted by the military/police. PT Freeport Indonesia’s capital costs for associated infrastructure was $0.1 million for 2006, $0.1 million for 2005 and $0.2 million for 2004.

As reported in January 2006, Freeport-McMoRan is responding to requests from governmental authorities in United States and Indonesia for information about PT Freeport Indonesia primarily relating to PT Freeport Indonesia’s support of Indonesian security institutions. As discussed above, Freeport-McMoRan provides support to assist security institutions deployed and directed by the Government of Indonesia with infrastructure, logistics and the hardship elements of posting in Papua and its practices adhere to the joint U.S. State Department-British Foreign Office Voluntary Principles on Security and Human Rights. Freeport-McMoRan is cooperating with these requests.

Environmental matters

Freeport-McMoRan has a board-approved environmental policy that commits it not only to compliance with applicable federal, state and local environmental statutes and regulations, but also to continuous improvement of its environmental performance at every operational site. Freeport-McMoRan believes that it conducts its Indonesian operations pursuant to all necessary permits and is in compliance in all material respects with applicable Indonesian environmental laws, rules and regulations. Additionally, the environmental management systems for PT Freeport Indonesia mining and milling operations and Atlantic Copper smelting operations are ISO (International Standardization Organization) 14001 certified.

Mining operations on the scale of Freeport-McMoRan’s operations in Papua involve significant environmental challenges, primarily related to the disposition of tailings, which are the crushed and ground rock material resulting from the physical separation of commercially valuable minerals from the ore. Freeport-McMoRan has comprehensive, ongoing environmental management and monitoring plans for the disposal of tailings resulting from its milling operations, which the Government of Indonesia has approved. Pursuant to these plans, Freeport-McMoRan manages and monitors the impact of its tailings disposal on the surrounding area of the Ajkwa River and adjoining water bodies and the surrounding coastal areas. In 1997, Freeport-McMoRan completed an engineered levee system to minimize the impact of the tailings through a controlled deposition area located on a portion of the flood plain on the Ajkwa River.

In furtherance of its commitments to the Indonesian government pursuant to its tailings management plan, Freeport-McMoRan monitors the acid-neutralizing capacity of tailings on a daily basis to ensure the discharge of non-acid generating tailings into its tailings deposition area. The net acid-neutralizing capacity of its tailings discharge is maintained through a managed program of blending underground ore with ore from the open pit, the addition of supplemental limestone (or lime) to the ore blend, and the addition of lime for control of the pH levels in the flotation system. Daily samples are collected and tested and this data is communicated to Freeport-McMoRan’s mill operations so that appropriate adjustments in ore blending and lime/limestone addition can be made.

With respect to overburden, control and treatment of acid rock drainage is Freeport-McMoRan’s primary environmental issue. Freeport-McMoRan’s approaches to this issue include the prevention of acid rock drainage generation, the control of acid rock drainage migration, and the capture and treatment of acid rock drainage emanating from the overburden stockpile. In addition, tests have shown the feasibility of revegetating the overburden stockpile and, as a result, Freeport-McMoRan has engaged in stockpile reclamation as an additional means of mitigating acid rock drainage.

Freeport-McMoRan has made significant capital expenditures with respect to the capture and treatment of acid rock drainage. Freeport-McMoRan continues to evaluate various technologies for the treatment of captured acid rock drainage. Currently, acid rock drainage collected by boreholes at the base of the overburden stockpile is treated using conventional lime neutralization.

Freeport-McMoRan has also committed to the Indonesian government to have independent external environmental audits of its Papuan operations performed by qualified experts every three years, with results available for public review. Freeport-McMoRan has had four independent environmental audits conducted by internationally recognized consulting and auditing firms. Audits were completed in 1996 by Dames & Moore; in 1999 by Montgomery Watson; in 2002 by SGS International Certification Services Indonesia, a member of the Société Générale de Surveillance group; and in 2005 by Montgomery Watson Harza. Montgomery Watson Harza concluded that PT Freeport Indonesia’s mining operations “are among the largest and most environmentally challenging and complex in the world” and that the company’s “environmental management practices continue to be based on (and in some cases represent) best management practices for the international copper and gold mining industry.” The audit also concluded, as have previous independent audits, that PT Freeport Indonesia’s tailings management program “remains the tailings management option best suited to the unique topographical and climatological conditions of the site, with a far lower level of environmental impact and risk” than those posed by alternatives. The Montgomery Watson Harza auditors also made a number of specific recommendations for improvements in PT Freeport Indonesia’s environmental management practices and these are being implemented. Freeport-McMoRan also conducts annual internal audits to ensure that its environmental management and monitoring programs remain sound and its operations will continue to comply in all material respects with applicable regulations.

In addition to these audits, PT Freeport Indonesia agreed to participate in the Government of Indonesia’s PROPER program in 2005. In March 2006, the Indonesian Ministry of Environment announced the preliminary results of its PROPER environmental management audit, acknowledging the effectiveness of PT Freeport Indonesia’s environmental management practices in some areas while making several suggestions for improvement in others. PT Freeport Indonesia is working with the Ministry of Environment to address the issues raised as it completes the audit process.

In connection with obtaining environmental approvals from the Indonesian government, Freeport-McMoRan committed to performing a one-time environmental risk assessment on the impacts of its tailings management plan. Freeport-McMoRan completed this extensive environmental risk assessment with more than 90 scientific studies conducted over four years and submitted it to the Indonesian government in December 2002. Freeport-McMoRan developed the risk assessment exercise with input from an independent review panel, which included representatives from the Indonesian government, academia, and non-governmental organizations. The risks that Freeport-McMoRan identified during this process were in line with its impact projections of the tailings management program contained in its environmental approval documents.

Freeport-McMoRan has environmental approvals from the Government of Indonesia to expand its milling rate up to a maximum of 300,000 metric tons of ore per day. In 2006, Freeport-McMoRan averaged 229,400 metric tons of ore per day and in 2005 it averaged 216,200 metric tons of ore per day.

The cost of complying with environmental laws is a fundamental cost of Freeport-McMoRan’s business. Freeport-McMoRan incurred aggregate environmental capital expenditures and other environmental costs totaling $62.7 million in 2006, $44.0 million in 2005 and $65.1 million in 2004, including tailings management levee maintenance and mine reclamation. In 2007, Freeport-McMoRan expects to incur approximately $43 million of aggregate environmental capital expenditures and $55 million of other environmental costs.

Freeport-McMoRan is currently revegetating portions of the tailings deposition area. Upon the completion of its mining operations, Freeport-McMoRan will fulfill the commitments included in its approved environmental management plans. Freeport-McMoRan’s plans for revegetation of affected areas of the deposition area include natural revegetation, forage crops and grasses, fruits, grains and vegetables, and other traditional food and medicinal crops. Decisions on these plans are made in consultation with local and regional government, local residents and other stakeholders. In addition to the revegetation and reclamation of the deposition area, Freeport-McMoRan will continue to operate treatment systems as long as necessary. Freeport-McMoRan also monitors and tests the water discharged from its mine and the pH, sulfate and electrical conductivity levels of ground water in the deposition area. The stability of its levees will be ensured through comprehensive visual inspection, maintenance and improvement programs directed by an experienced engineering group dedicated to levee management and revegetation of the levee embankments. Moreover, Freeport-McMoRan will submit an annual written report to the Indonesian government regarding its reclamation activities.

Freeport-McMoRan’s ultimate reclamation and closure activities will be determined after consultation with the Indonesian government, local residents and other parties. Its estimate as of December 31, 2006 of PT Freeport Indonesia’s total aggregate reclamation and closure obligations total approximately $157 million. Estimates of reclamation and closure costs involve complex issues requiring integrated assessments over a period of many years, and Freeport-McMoRan may revise them as it performs more complete studies. Some reclamation costs will be incurred during mining activities, while most closure costs and the remaining reclamation costs will be incurred at the end of mining activities, which are currently estimated to continue for more than 34 years.

Moreover, Freeport-McMoRan cannot predict with any certainty the ultimate future uses of the tailings deposition area once its mining operations are completed. In addition to forage crop and grass planting and food and medicinal crop production, possible future uses of the tailings deposition area include rainforest regrowth, production of timber, fuel woods, fruits and nuts and other economic forestry, and the cultivation of fish, shellfish and other aquaculture. The ultimate future uses will be determined in consultation with local and regional government, local residents and other stakeholders.

In 1996, Freeport-McMoRan began contributing to a cash fund ($8.5 million balance at December 31, 2006) designed to accumulate at least $100 million by the end of its Indonesian mining activities. Freeport-McMoRan plans to use this fund, including accrued interest, to pay for mine closure and reclamation costs. Any incremental costs in excess of this $100 million fund are expected to be incurred throughout the life of the mine and would be funded by operational cash flow or other sources. Future environmental considerations and future changes in regulations could require Freeport-McMoRan to incur additional costs that would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and changes in government regulations, operations, technology and inflation can be expected to require Freeport-McMoRan to revise them over time.

Freeport-McMoRan believes that Atlantic Copper’s facilities and operations are in compliance in all material respects with all currently applicable Spanish environmental laws, rules and regulations. In July 2002, the Integrated Pollution Prevention and Control guidelines were adopted under Spanish law with a phase in for compliance by 2009. Atlantic Copper, working with local environmental authorities, is continually assessing the impact of these new guidelines on its operations, and has budgeted approximately $27 million as its estimate of the remaining required capital expenditures from 2007 through 2010 to comply. In April 2006, the Environmental Management Systems at Atlantic Copper’s operations in Huelva were audited by the Spanish Association for Standardization and Certification (AENOR), in accordance with the ISO 14001:96 international certification standards and the European Union Environmental, Eco-Management and Eco-Auditing (EMAS) Regulation No. 761/2001. AENOR is a Spanish not-for-profit entity that has been accredited by the Spanish government to inspect, audit and certify environmental management systems. Atlantic Copper received positive results from the audits, which are required annually to retain the ISO 14001 certification that Atlantic Copper achieved in prior years.

The Indonesian and Spanish governments may periodically revise their environmental laws and regulations or adopt new ones, and Freeport-McMoRan cannot predict the effects on its operations of new or revised regulations. Freeport-McMoRan has expended significant resources, both financial and managerial, to comply with environmental regulations and permitting and approval requirements, and Freeport-McMoRan anticipates that it will continue to do so in the future. There can be no assurance that Freeport-McMoRan will not incur additional significant costs and liabilities to comply with such current and future regulations or that such regulations will not materially affect its operations (see “Risk factors”).

Employees and relationship with FM Services Company

As of December 31, 2006, PT Freeport Indonesia had 8,957 employees (approximately 98 percent Indonesian) and 6,141 contract workers, the vast majority of whom were Indonesian. Approximately 74 percent of PT Freeport Indonesia’s employees are represented by the All Indonesia Workers’ Union, which operates under Government of Indonesia supervision. PT Freeport Indonesia has a labor agreement covering its hourly paid Indonesian employees, the key provisions of which are renegotiated biannually. In June 2005, PT Freeport Indonesia and its workers agreed to terms for a new labor agreement that expires in September 2007. PT Freeport Indonesia’s relations with the workers’ union have generally been satisfactory. In addition, 4,579 persons worked for privatized companies providing services within PT Freeport Indonesia’s operations area.

As of December 31, 2006, Atlantic Copper had 550 employees, of which approximately 74 percent are represented by union contracts. Atlantic Copper’s labor contract covering its smelter/refinery workforce in Huelva, Spain expired on December 31, 2005, and was renewed for a three-year period with no material changes in terms. Atlantic Copper experienced a four-day labor strike in October 2004 at its smelter facility in Huelva because of a workforce reduction plan. The union’s issues with the workforce reduction plan were resolved and the plan was approved by Spanish authorities and implemented in December 2004.

FM Services Company (FM Services) furnishes executive, administrative, financial, accounting, legal, tax and similar services to Freeport-McMoran. FM Services became a wholly owned subsidiary in October 2002 of Freeport-McMoran, when Freeport-McMoran purchased the remaining 50 percent ownership in FM Services from McMoRan Exploration Co. (McMoRan) for $1.3 million. As of December 31, 2006, Freeport-McMoran had 9 employees and FM Services had 145 employees. FM Services employees continue to also provide services to McMoRan, a publicly traded company engaged in the exploration, development and production of oil and gas, and Stratus Properties Inc., a publicly traded company engaged in the development of real estate.

Business of Phelps Dodge

The information contained in the following section does not reflect Freeport-McMoRan’s proposed acquisition of Phelps Dodge and is substantially reproduced from Phelps Dodge’s Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus supplement.

General

Phelps Dodge is one of the world’s leading producers of copper and molybdenum, and is the world’s largest producer of molybdenum-based chemicals and continuous-cast copper rod. Phelps Dodge consists of two divisions, Phelps Dodge Mining Company (PDMC) and Phelps Dodge Industries (PDI).

PDMC includes Phelps Dodge’s worldwide, vertically integrated copper operations from mining through rod production, marketing and sales; molybdenum operations from mining through conversion to chemical and metallurgical products, marketing and sales; other mining operations and investments; and worldwide mineral exploration, technology and project development programs. PDMC includes 11 reportable segments—Morenci, Bagdad, Sierrita, Chino/Cobre and Tyrone (located in the United States), Candelaria/Ojos del Salado, Cerro Verde and El Abra (located in South America), Manufacturing, Sales and Primary Molybdenum and other mining activities. Phelps Dodge is also currently developing a copper mine in Safford, Arizona, and a copper/cobalt mine in the Katanga province in the Democratic Republic of Congo (DRC). The Primary Molybdenum segment includes Phelps Dodge’s Henderson and Climax molybdenum mines in the United States.

In 2006, PDMC produced 1,218,700 tons of copper on a consolidated basis (1,006,300 tons on a pro rata basis, which reflects Phelps Dodge’s ownership interest) from worldwide mining operations, and an additional 61,200 tons of copper for Phelps Dodge’s partner’s 15 percent undivided interest in the Morenci mine. Gold, silver, molybdenum, rhenium and sulfuric acid are by-products of Phelps Dodge’s copper and molybdenum operations. Production of copper for Phelps Dodge’s own account (Phelps Dodge’s pro rata share) from its U.S. operations constituted approximately 48 percent of the copper mined in the United States in 2006. Much of Phelps Dodge’s U.S. copper cathode production, together with additional copper cathode purchased from others, is used to produce continuous-cast copper rod, the basic feed for the electrical wire and cable industry.

In 2006, PDMC produced 68.2 million pounds of molybdenum from mining operations. High-purity, chemical-grade molybdenum concentrate is produced at Phelps Dodge’s Henderson mine in Colorado. Most of the concentrate produced at Henderson is roasted at Phelps Dodge’s Fort Madison, Iowa, facility and is further processed at the facility’s chemical plant into value-added molybdenum chemical products. In addition, some of the concentrate is processed into salable molybdenum disulfide for use primarily in the lubricant industry.

Molybdenum concentrate also is produced as a by-product at three of Phelps Dodge’s U.S. copper operations. This concentrate generally is roasted at one of Phelps Dodge’s three roasting operations to produce technical-grade molybdic oxide for sale into metallurgical markets (i.e., steel industries).

Phelps Dodge is engaged in exploration efforts for metals and minerals throughout the world. Phelps Dodge also has research and process technology facilities primarily at its Process

Technology Center in Safford, Arizona, and a research and development facility for engineered materials at its Climax Technology Center in Sahuarita, Arizona.

PDI, Phelps Dodge’s international manufacturing division, consists of a Wire and Cable segment, which produces engineered products principally for the global energy sector. PDI’s Wire and Cable segment has operations in Latin America, Asia and Africa. Its operations are characterized by products with internationally competitive costs and quality, and specialized engineering capabilities. Its factories, which are located in nine countries, manufacture energy cables for international markets.

Prior to the below-mentioned dispositions in the 2006 first quarter, PDI consisted of two reportable segments—Specialty Chemicals and Wire and Cable. Specialty Chemicals consisted of Columbian Chemicals Company and its subsidiaries (Columbian Chemicals or Columbian), one of the world’s largest producers of carbon black. Additionally, the Wire and Cable segment also produced magnet wire and specialty conductors.

On November 15, 2005, Phelps Dodge entered into an agreement to sell Columbian Chemicals to a company owned jointly by One Equity Partners, a private equity affiliate of JPMorgan Chase & Co., and South Korean-based DC Chemical Co. Ltd. The transaction was completed on March 16, 2006.

In addition, on November 15, 2005, Phelps Dodge entered into an agreement to sell substantially all of its North American magnet wire assets, previously reported as part of the Wire and Cable segment, to Rea Magnet Wire Company, Inc. (Rea). The transaction was completed on February 10, 2006. On March 4, 2006, Phelps Dodge entered into an agreement to sell High Performance Conductors of SC & GA, Inc. (HPC), previously reported as part of the Wire and Cable segment, to International Wire Group, Inc. (IWG). The transaction was completed on March 31, 2006. Neither transaction met the criteria for classification as discontinued operations as Phelps Dodge is continuing to supply Rea with copper rod and IWG with copper rod and certain copper alloys.

Phelps Dodge was incorporated as a business corporation under the laws of the state of New York in 1885. Phelps Dodge’s corporate headquarters is located in Phoenix, Arizona, and is a leased property. Phelps Dodge employed approximately 16,000 people worldwide on February 15, 2007.

Throughout this section, unless otherwise stated, all references to tons are to short tons, and references to ounces are to troy ounces.

Phelps Dodge Mining Company

PDMC has five reportable copper production segments in the United States (Morenci, Bagdad, Sierrita, Chino/Cobre and Tyrone) and three reportable copper production segments in South America (Candelaria/Ojos del Salado, Cerro Verde and El Abra). These segments include open-pit mining, underground mining, sulfide ore concentrating, leaching, solution extraction and electrowinning. In addition, the following mines produce by-products: the Candelaria, Ojos del Salado, Morenci, Bagdad, Sierrita and Chino mines produce gold and silver; the Bagdad, Sierrita and Chino mines produce molybdenum and rhenium; and the Cerro Verde mine produces molybdenum and silver. Phelps Dodge is also currently developing a copper mine in Safford, Arizona, and a copper/cobalt mine in the Katanga province in the DRC.

The Manufacturing segment consists of conversion facilities including Phelps Dodge’s smelter, refinery, rod mills and specialty copper products facility. The Manufacturing segment processes copper produced at Phelps Dodge’s mining operations and copper purchased from others into copper anode, cathode, rod and custom copper shapes. In addition, at times it smelts and refines copper and produces copper rod and shapes for customers on a toll basis. Toll arrangements require the tolling customer to deliver appropriate copper-bearing material to Phelps Dodge’s facilities, which it then processes into a product that is returned to the customer. The customer pays PDMC for processing its material into the specified products.

The Sales segment functions as an agent to purchase and sell copper from Phelps Dodge’s U.S. mines and Manufacturing segment. It also purchases and sells any copper not sold by Phelps Dodge’s South American mines to third parties. Copper is sold to others primarily as rod, cathode or concentrate. Copper rod historically was sold to the HPC and Magnet Wire North American operations of PDI’s Wire and Cable segment. Since the disposition of those businesses, Phelps Dodge has continued to sell copper rod and certain copper alloys to them.

The Primary Molybdenum segment consists of the Henderson and Climax mines, related conversion facilities and a technology center. This segment is an integrated producer of molybdenum, with mining, roasting and processing facilities that produce high-purity, molybdenum-based chemicals, molybdenum metal powder and metallurgical products, which are sold to customers around the world. In addition, at times this segment roasts and/or processes material on a toll basis. Toll arrangements require the tolling customer to deliver appropriate molybdenum-bearing material to Phelps Dodge’s facilities, which it then processes into a product that is returned to the customer. The customer pays PDMC for processing its material into the specified products. This segment also includes a technology center whose primary activity is developing, marketing and selling new engineered products and applications.

PDMC Other, although not a reportable segment, includes Phelps Dodge’s worldwide mineral exploration and development programs, a process technology center whose primary activities comprise improving existing processes and developing new cost-competitive technologies, other ancillary operations, including Phelps Dodge’s Miami, Bisbee and Tohono operations, and eliminations within PDMC.

Phelps Dodge’s U.S. mining operations and South American mines are discussed herein together, where appropriate, as Phelps Dodge’s Worldwide Copper Mining Operations. U.S. mining operations comprise the following reportable segments: Morenci, Bagdad, Sierrita, Chino/Cobre, Tyrone, Manufacturing and Sales, along with other mining activities. South American mines comprise the following reportable segments: Candelaria/Ojos del Salado, Cerro Verde and El Abra.

Properties, facilities and production

Following are maps indicating the approximate location of PDMC’s U.S. copper and molybdenum mines:

United States mines

Phelps Dodge produces electrowon copper cathode at leaching and solution extraction/electrowinning (SX/EW) operations located near Tyrone and Silver City, New Mexico (Tyrone and Chino mines, respectively), and near Morenci, Bagdad, Green Valley and Miami, Arizona (Morenci, Bagdad, Sierrita and Miami mines, respectively). Phelps Dodge produces copper concentrate from open-pit mines and concentrators located at Bagdad, Green Valley and Morenci, Arizona, and Silver City, New Mexico. Phelps Dodge’s Miami mine in Arizona, which has the capability to produce electrowon copper cathode, has been curtailed since 2002.

Phelps Dodge is the world’s leading producer of copper using the SX/EW process. In 2006, Phelps Dodge produced a total of 506,400 tons of copper cathode at its SX/EW facilities in the United States, which includes its partner’s 15 percent undivided interest in the Morenci mine. This compares with 532,700 tons in 2005 and 567,100 tons in 2004. SX/EW is a cost-effective process for extracting copper from certain types of ores and is a major factor in Phelps Dodge’s continuing efforts to maintain internationally competitive costs.

Arizona mines

Morenci

Morenci is an open-pit copper mining complex located in Greenlee County, Arizona, approximately 50 miles northeast of Safford on U.S. Highway 191. The site is accessible by a paved highway and a railway spur. Phelps Dodge Corporation, which operates the facility, owns an 85 percent undivided interest in Morenci. The remaining 15 percent was acquired in 1986 by Sumitomo Metal Mining Arizona, Inc., a jointly owned subsidiary of Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation. Each partner takes in kind its share of Morenci’s production.

The Morenci mine is developed on a porphyry copper deposit that has leachable oxide and secondary sulfide mineralization, and millable primary sulfide mineralization. The predominant oxide copper mineral is chrysocolla; chalcocite is the most important secondary copper sulfide mineral and chalcopyrite the dominant primary copper sulfide.

The Morenci operation consists of a 54,000 ton-per-day concentrator that produces copper concentrate, an 88,000 ton-per-day crushed-ore leach pad and stacking system, a large low-grade run-of-mine (ROM) leaching system, four solution-extraction (SX) plants, and three electrowinning (EW) tankhouses that produce copper cathode. Total EW tankhouse capacity is approximately 890 million pounds of copper per year. The mining capacity will be sufficient by mid-2007 to move an average of 870,000 tons of material per day, utilizing a fleet of 260-ton haul trucks loaded by shovels with bucket sizes ranging from 62 to 72 cubic yards. The open-pit mine has been in continuous operation since 1939 and was mined prior to that date through underground workings.

In June 2005, the Phelps Dodge board of directors approved expenditures of $210 million (100 percent basis) to construct a concentrate-leach, direct-electrowinning facility at Morenci, and to restart its concentrator, which had been idle since 2001. The concentrate-leach facility will utilize Phelps Dodge’s proprietary medium-temperature, pressure-leaching and direct-electrowinning technology that has been demonstrated at Phelps Dodge’s Bagdad, Arizona, copper mine. The concentrate-leach, direct-electrowinning facility is expected to be in operation by mid-2007, with copper production projected to be approximately 150 million pounds per year. Concentrate-leach technology, in conjunction with a conventional milling and flotation concentrator, allows copper in sulfide ores to be transformed into copper cathode through efficient pressure-leaching and EW processes instead of smelting and refining.

Morenci is located in a high-desert environment. The highest bench elevation is 6,400 feet above sea level, and the ultimate pit bottom will have an elevation of 3,000 feet above sea level. Rainfall averages 13 inches per year, with most occurring during late summer monsoons (July through September).

The Morenci operation encompasses approximately 53,944 acres comprising 47,609 acres of patented mining claims and other fee lands, 5,914 acres of unpatented mining claims, and 421 acres of land held by state or federal permits, easements and rights-of-way.

Morenci receives electrical power through Tucson Electric Power Company, Arizona Public Service, and the Luna Energy Facility (Luna) in Deming, New Mexico (in which Phelps Dodge owns a one-third interest). The Morenci operation has sufficient approved water sources for the duration of its operating life.

Phelps Dodge is, at present, a party to litigation that could adversely impact the allocation of available water supplies for the Morenci operation and Phelps Dodge’s other properties in Arizona.

Bagdad

Bagdad is an open-pit copper and molybdenum mining complex located in Yavapai County in west-central Arizona. It is approximately 60 miles west of Prescott and 100 miles northwest of Phoenix. The property can be reached by Arizona Highway 96, which ends at the town of Bagdad. The closest railroad siding is at Hillside, Arizona, approximately 24 miles southeast on Arizona Highway 96. Bagdad is wholly owned and operated by Phelps Dodge.

The Bagdad mine is developed on a porphyry copper deposit that has leachable oxide and secondary sulfide mineralization, and millable primary sulfide mineralization. The predominant oxide copper minerals are chrysocolla, malachite and azurite; chalcocite is the most important secondary copper sulfide mineral, and chalcopyrite and molybdenite the dominant primary sulfides.

The Bagdad operation consists of an 85,000 ton-per-day concentrator that produces copper and molybdenum concentrates, and an SX/EW plant that produces copper cathode from solution generated by low-grade ROM leaching and from conversion of a portion of mill copper concentrates in a concentrate-leach plant. Annual copper production from the Bagdad concentrator varies from 150 million to 200 million pounds per year. The majority of concentrate produced is smelted at PD’s Miami, Arizona, facility, and up to 35 million pounds per year are produced as cathode from the SX/EW and concentrate-leach plants. The EW tankhouse has a design capacity of approximately 65 million pounds of copper per year, which includes 35 million pounds of copper associated with its concentrate-leach facility. Bagdad produces 15 million to 20 million pounds per year of copper cathode from its ROM leaching system, with the copper plated at its SX/EW facility. Molybdenum production at the Bagdad mill ranges from 8 million to 11 million pounds per year. The current mining fleet has the capacity to move in excess of 200,000 tons of material per day using 260-ton haul trucks loaded by shovels with bucket sizes ranging from 26 to 62 cubic yards. The open-pit mining operations have been ongoing since 1945. The deposit was mined through underground workings prior to 1945.

In 2002, Bagdad constructed a high-temperature, concentrate-leaching demonstration plant designed to recover annually 35 million pounds of commercial-grade copper cathode from chalcopyrite concentrates. The plant was commissioned in 2003 and continues to operate. The facility is the first of its kind in the world to use high-temperature, pressure leaching to process chalcopyrite concentrates. In 2005, this facility was used to test and demonstrate medium-temperature, pressure-leaching and direct-electrowinning technology, which will be used at the Morenci concentrate-leaching facility. The plant was converted back to high-temperature, pressure leaching in December 2005. This technology could assist in Phelps Dodge’s long-term, cost-reduction strategy.

Bagdad is located in a semi-arid desert environment. The highest bench elevation is 3,950 feet above sea level, and the ultimate pit bottom will have an elevation of 1,550 feet above sea level. The Bagdad region has annual average precipitation of approximately 15 inches, with most occurring during the months of July through September and from December through April.

The Bagdad operation encompasses approximately 21,743 acres comprising 21,143 acres of patented mining claims and other fee lands, and 600 acres of unpatented mining claims.

Bagdad receives electrical power from Arizona Public Service Company. The Bagdad operation has sufficient approved groundwater sources for the duration of its operating life.

Sierrita

Sierrita is an open-pit copper and molybdenum mining complex located in Pima County, Arizona, approximately 20 miles southwest of Tucson and seven miles west of the town of Green Valley and Interstate Highway 19. The site is accessible by a paved highway and by rail. Sierrita is wholly owned and operated by Phelps Dodge.

The Sierrita mine is developed on a porphyry copper deposit that has leachable oxide and secondary sulfide mineralization, and millable primary sulfide mineralization. The predominant oxide copper minerals are malachite, azurite and chrysocolla; chalcocite is the most important secondary copper sulfide mineral, and chalcopyrite and molybdenite the dominant primary sulfides.

The Sierrita operation consists of a 112,000 ton-per-day concentrator, two molybdenum roasters and a rhenium processing facility. The facility produces copper and molybdenum concentrates. Sierrita also produces copper from a ROM oxide-leaching system. The copper is plated at the leased Twin Buttes EW facility with a design capacity of approximately 50 million pounds of copper per year. In 2004, a copper sulfate crystal plant began production. The facility has the capacity to produce 40 million pounds of copper sulfate per year. Copper production from Sierrita averages 170 million pounds per year. Molybdenum production averages approximately 20 million pounds per year. The molybdenum facility consists of a leaching circuit, two molybdenum roasters and a metallurgical (technical oxide) packaging facility. The molybdenum roasting plants process concentrates from Sierrita, Bagdad, Chino and third-party sources. The current mining fleet has the capacity to move an average of 172,000 tons of material per day using 260-ton haul trucks loaded by shovels with bucket sizes ranging from 28 to 62 cubic yards. The mine has been an open-pit operation since 1959.

Sierrita is located in a desert environment. The highest bench elevation is 4,450 feet above sea level, and the ultimate pit bottom will have an elevation of 2,100 feet above sea level. Rainfall averages 12 inches per year, with most occurring during the late summer monsoons (July through September).

The Sierrita operation encompasses approximately 22,427 acres comprising 14,507 acres of patented mining claims and other fee lands, 5,725 acres of unpatented mining claims (includes 3,655 acres overlaying federal minerals on previously counted fee lands), and 2,195 acres of leased lands.

Sierrita receives electrical power through long-term contracts with the Tucson Electric Power Company. The Sierrita operation has sufficient approved groundwater sources for the duration of its operating life.

Miami

Miami is an open-pit copper mining complex located in Gila County, Arizona, approximately 90 miles east of Phoenix and six miles west of the city of Globe on U.S. Highway 60. The site is accessible by a paved highway and by rail. The Miami operation is wholly owned and operated by Phelps Dodge.

The Miami mine is developed on a porphyry copper deposit that has leachable oxide and secondary sulfide mineralization. The predominant oxide copper minerals are chrysocolla, copper-bearing clays, malachite and azurite; chalcocite and covellite are the most important secondary copper sulfide minerals.

The Miami mining operation has been on care-and-maintenance status since 2002, but has historically processed copper ore using both flotation and leaching technologies since about 1915. Since 2002, residual leaching of stockpiles has continued with copper recovered (from solution) by the SX/EW process. The design capacity of the SX/EW plant is 200 million pounds per year. The Miami smelter processes concentrates primarily from Bagdad, Sierrita, Morenci and Chino, and has been in production for over 80 years. The smelter has been upgraded during that period to implement new technologies, to improve production and to comply with current air quality standards. During 2006 and 2005, approximately 675,000 and 750,000 tons of concentrate, respectively, were processed through the smelter. The Miami smelter is the most significant source of sulfuric acid for the various PD domestic leaching operations. The sulfuric acid is a by-product as sulfur released during the smelting of concentrates is captured. The rod plant produces about 316 million pounds of 5/16 inch diameter ISO9001 rod per year. An electro-refinery at the site has been permanently closed.

Miami is located in a high-desert environment. The highest bench elevation is 4,550 feet above sea level, and the ultimate pit bottom will have an elevation of 2,650 feet above sea level. Rainfall averages over 18 inches per year, equally divided between summer and winter.

The Miami operation encompasses approximately 9,058 acres comprising 8,725 acres of patented mining claims and other fee lands, and 333 acres of unpatented mining claims.

Miami receives electrical power through long-term contracts with the Salt River Project and natural gas through long-term contracts with El Paso Natural Gas as the transporter. It has sufficient water sources for its future operations.

Safford

See the Morenci Mine map for the location of Phelps Dodge’s Safford mine.

The Safford project is currently under construction and is expected to produce ore from two open-pit copper mines located in Graham County, Arizona, approximately eight miles north of the town of Safford and 170 miles east of Phoenix. The site is accessible by paved county road, off U.S. Highway 70. The two pits are to be operated as one property with a single process facility. The Safford project is wholly owned by Phelps Dodge.

The Safford mine is developed on two porphyry copper deposits that have leachable oxide and secondary sulfide mineralization. The predominant oxide copper minerals are chrysocolla and copper-bearing iron oxides; chalcocite is the most important secondary copper sulfide mineral.

The property is a mine-for-leach project and will produce copper cathodes. The operation will consist of two open pits feeding a crushing facility with a nominal capacity of 114,000 tons per day of crushed ore. The crushed ore will be delivered to a single leach pad by a series of overland and portable conveyors. ROM ore will be placed on the leach pad by haulage trucks. Leach solutions will feed an SX/EW facility with a capacity of 240 million pounds of copper per year. The mining fleet will consist of 260-ton haul trucks loaded by 40- and 44-cubic yard shovels, capable of moving approximately 314,000 tons of material per day. Phelps Dodge anticipates the Safford mine will be in production during the first half of 2008, with full copper production initially expected to be approximately 240 million pounds per year. The life of the operation is expected to be at least 18 years.

Safford is located in a semi-arid desert environment. The highest bench elevation is expected to be 4,400 feet above sea level, and the lowest ultimate pit bottom is expected to have an elevation of 2,450 feet above sea level. Rainfall averages 10 inches per year, equally divided between summer and winter.

The Safford operation encompasses approximately 24,957 acres comprising 20,994 acres of patented lands, 3,932 acres of unpatented lands and 31 acres of land held by federal permit.

The Safford project receives electrical power through the Southwest Transmission Cooperative, a subsidiary of Arizona Electric Power Cooperative, Inc. Adequate groundwater resources for the project have been identified and pump tested, and are sufficient for the duration of its operating life.

New Mexico mines

Chino

Chino is an open-pit copper mining complex located in southwestern New Mexico in Grant County, approximately 15 miles east of the town of Silver City, off of State Highway 180. The mine is accessible by paved roads and by rail. Chino is wholly owned and operated by Phelps Dodge. Prior to December 19, 2003, Phelps Dodge held a two-thirds interest. Heisei Minerals Corporation (Heisei), a subsidiary of Mitsubishi Materials Corporation and Mitsubishi Corporation, owned the remaining one-third interest.

The Chino mine is developed on a porphyry copper deposit and adjacent copper skarn deposits. There is leachable oxide and secondary sulfide mineralization, and millable primary sulfide mineralization. The predominant oxide copper minerals are chrysocolla and azurite; chalcocite is the most important secondary copper sulfide mineral, and chalcopyrite and molybdenite the dominant primary sulfides.

The Chino operation consists of a 43,000 ton-per-day concentrator that produces copper and molybdenum concentrates, and a 150 million pound-per-year SX/EW plant that produces copper cathode from solution generated by ROM leaching. The mining capacity is sufficient to move an average of 200,000 tons of material per day utilizing a fleet of 320-ton haul trucks loaded by shovels with bucket sizes ranging from 40 to 62 cubic yards. Copper ore is crushed and sent to a 43,000 ton-per-day concentrator. Leach ore is placed on stockpiles located throughout the property and the leach solution is processed at Chino’s SX/EW facility that has a maximum capacity of 153 million pounds of copper in cathode per year. Chino’s annual metal production averages about 200 million pounds of copper and up to 1 million pounds of molybdenum. Open-pit operations began in 1910.

Chino is located in a semi-arid environment. Rainfall averages 16 inches per year, with most occurring during the late summer monsoons (July through September). The highest bench elevation is 7,400 feet above sea level, and the ultimate pit bottom will have an elevation of 4,950 feet above sea level.

The Chino operation encompasses approximately 118,062 acres comprising 113,258 acres of patented mining claims and other fee lands, and 4,804 acres of unpatented mining claims (includes 22,907 acres overlaying federal and state minerals on previously counted fee lands).

Chino receives power from Luna and from the open market. It also has the ability to self-generate. Chino has sufficient approved groundwater sources for the duration of its operating life.

Cobre

Cobre is an open-pit and underground copper mining complex located in southwestern New Mexico in Grant County. The mine is located approximately 15 miles east of the town of Silver City and seven miles northeast of the town of Bayard. It is approximately five miles north of Chino and State Road 152. The mine is accessible by paved roads and by rail. Cobre is wholly owned by Phelps Dodge.

The Cobre mine is developed on a porphyry copper deposit and adjacent copper skarn deposits. There is leachable oxide and secondary sulfide mineralization, and millable primary sulfide mineralization. The predominant oxide copper mineral is azurite; chalcocite is the most important secondary copper sulfide mineral, and chalcopyrite the dominant primary copper sulfide.

Copper production at Cobre was temporarily suspended in 1999. The remaining Cobre reserves are all located within a proposed open-pit leaching operation. The planned operation will employ 260-ton haul trucks loaded by shovels with bucket sizes ranging from 40 to 62 cubic yards, capable of moving 60,000 tons of material per day. The ore will be hauled four miles to leach stockpiles at Chino and the waste rock will be hauled to stockpiles located at Cobre. Chino will process the leach solutions at its existing SX/EW facility.

Cobre is located in a semi-arid environment. The highest bench elevation is 7,500 feet above sea level, and the ultimate pit bottom will have an elevation of 6,000 feet above sea level. Rainfall averages 16 inches per year, with most occurring during the late summer monsoons (July through September).

The Cobre operation encompasses approximately 10,817 acres comprising 5,319 acres of patented mining claims and other fee lands, and 5,498 acres of unpatented mining claims.

Cobre receives electrical power from Luna. Cobre has sufficient approved groundwater sources for the duration of its operating life.

Tyrone

Tyrone is an open-pit copper mining complex located in southwestern New Mexico in Grant County, approximately 10 miles south of Silver City, New Mexico, along State Highway 90. The site is accessible via paved road and by rail. Tyrone is wholly owned and operated by Phelps Dodge.

The Tyrone mine is developed on a porphyry copper deposit. Mineralization is dominantly leachable secondary sulfide consisting of chalcocite.

Copper processing facilities consist of an SX/EW operation with a maximum capacity of 168 million tons of copper cathodes per year. The current mining fleet has the capacity to move an average of 120,000 tons of material per day using a fleet of 190-ton haul trucks loaded by shovels with bucket sizes ranging from 22 to 54 cubic yards. The open-pit mine has been in operation since 1967. Historically, ore production has occurred from numerous open pits throughout the site. Mining is currently ongoing in a single, large, central open pit.

Tyrone is located in a high desert woodland environment. The highest bench elevation is 6,500 feet above sea level, and the ultimate pit bottom has an elevation of 5,000 feet above sea level. Rainfall averages approximately 16 inches per year with most occurring during the late summer monsoons (July through September).

The Tyrone operation encompasses approximately 35,200 acres comprising 18,755 acres of patented mining claims and other fee lands, and 16,445 acres of unpatented mining claims (includes 1,116 acres overlaying federal minerals on previously counted fee lands).

Tyrone receives electrical power from Luna and from the open market. It also has the ability to self-generate. The Tyrone operation has sufficient approved groundwater sources for the duration of its operating life.

South American mines

Phelps Dodge produces electrowon copper cathode at leaching and SX/EW operations near Arequipa, Peru, and near Calama, Chile. In addition, it produces copper concentrate from an open-pit and three underground mines and two concentrators located near Copiapó, Chile, and an open-pit mine and new concentrator located near Arequipa, Peru.

In 2006, Phelps Dodge produced a total of 347,400 tons of copper cathode at its SX/EW facilities in South America, compared with 335,300 tons in 2005 and 337,900 tons in 2004. Phelps Dodge’s total annual design capacity of electrowon copper cathode production is 248,000 tons at El Abra and 96,000 tons at Cerro Verde.

Candelaria

Candelaria is an open-pit and underground copper mining complex located approximately 12 miles south of Copiapó in northern Chile’s Atacama province, Region III. The site is accessible by two maintained dirt roads, one coming through the Tierra Amarilla community and the other off of Route 5 of the International Pan-American Highway. Phelps Dodge holds an 80 percent partnership interest in Candelaria through Phelps Dodge Candelaria, Inc., a wholly owned subsidiary. The remaining 20 percent interest is owned by SMMA Candelaria, Inc., Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation.

The Candelaria mine is developed on an iron oxide, copper/gold deposit. Millable primary sulfide mineralization consists of chalcopyrite.

The Candelaria operation consists of an open-pit copper mine and a 4,400 ton-per-day underground copper mine feeding a 74,000 ton-per-day concentrator. On average, open-pit mining operations move 320,000 tons of material per day using a fleet of 249-ton haul trucks loaded by shovels with bucket sizes ranging from 17 to 56 cubic yards. Concentrates containing 300 million to 500 million pounds of copper per year are transported by truck to a port facility, Punta Padrones, which is located in Caldera, approximately 50 miles northwest of the mine. The open-pit copper mine has been in operation since 1993 and the underground copper mine since 2005.

Candelaria is located in a desert environment at an elevation of 2,200 feet above sea level, and the ultimate pit bottom will have an elevation of 100 feet below sea level. Rainfall averages less than one inch per year, generally occurring in July and August.

The Candelaria property encompasses approximately 13,390 acres, including approximately 544 acres for the port facility in Caldera. The remaining property consists of mineral rights owned by Phelps Dodge in which the surface is not owned but rather controlled consistent with Chilean law.

Candelaria receives electrical power through long-term contracts with Empresa Eléctrica Guacolda S.A., a local energy company. Candelaria’s water supply comes from wellfields in the area of Tierra Amarilla and Copiapó that draw water from the Copiapó River aquifer. Ongoing studies currently are addressing the adequacy of this water supply for the remaining life of the operations.

Ojos del Salado

See the Candelaria map for the location of Phelps Dodge’s Ojos del Salado mine.

Ojos del Salado consists of two underground copper mines (Santos and Alcaparrosa) and a 4,400 ton-per-day concentrator. The operation is located approximately 10 miles east of Copiapó in northern Chile’s Atacama province, Region III, and is accessible by paved highway. Phelps Dodge holds an 80 percent partnership interest in Ojos del Salado through its Chilean subsidiary, Compañía Contractual Minera Ojos del Salado. On December 22, 2005, Ojos del Salado completed a general capital increase transaction in which SMMA Candelaria, Inc. acquired a 20 percent partnership interest, thereby reducing PD’s interest from 100 percent to its current 80 percent.

The Ojos del Salado mines are developed on iron oxide, copper/gold deposits. Millable primary sulfide mineralization consists of chalcopyrite.

The Ojos del Salado operation has a capacity of 4,200 tons per day of ore from the Santos underground mine and 4,400 tons per day from the Alcaparrosa underground mine. The ore from both mines is mined by sublevel stoping, which is a variation of blasthole stoping, since both the ore and enclosing rocks are competent. The broken ore is removed from the stopes using front-end loaders and loaded into 20- to 30-ton trucks, which transport the ore to the surface. The ore from the Santos mine is hauled directly to the Ojos del Salado mill for processing, and the ore from the Alcaparrosa mine is reloaded into 60-ton trucks and hauled 12 miles to the Candelaria mill for processing. The Ojos del Salado operation has the capacity to produce 30 million pounds of copper and 15,000 ounces of gold per year. Tailing from the Ojos del Salado mill is pumped to the Candelaria tailing facility for final deposition. The Candelaria facility has sufficient capacity for the remaining Ojos del Salado tailing in addition to Candelaria’s tailing.

Ojos del Salado is located in a desert environment at an elevation of 1,600 feet above sea level, with the lowest underground level at an elevation of 500 feet above sea level. Rainfall averages less than one inch per year, generally occurring in July and August.

The Ojos del Salado mineral rights encompass approximately 15,815 acres, which includes approximately 6,784 acres of owned land in and around the Ojos del Salado underground mines and plant site.

Ojos del Salado receives electrical power through long-term contracts with Empresa Eléctrica Guacolda S.A. The Ojos operation has sufficient approved groundwater sources for the duration of its operating life.

El Abra

El Abra is an open-pit copper mining complex located 47 miles north of Calama in Chile’s El Loa province, Region II. The site is accessible by paved highway and by rail. Phelps Dodge has a 51 percent partnership interest in Sociedad Contractual Minera El Abra (El Abra), a Chilean contractual mining company. The remaining interest is held by the state-owned copper enterprise Corporación Nacional del Cobre de Chile (CODELCO).

The El Abra mine is developed on a porphyry copper deposit that has leachable oxide and secondary sulfide mineralization, and millable primary sulfide mineralization. The predominant oxide copper minerals are chrysocolla, pseudomalachite, copper-bearing clays and tenorite; chalcocite is the most important secondary copper sulfide mineral, bornite and chalcopyrite the dominant primary copper sulfide.

The El Abra operation consists of an open-pit copper mine and an SX/EW facility recovering up to 500 million pounds of copper cathode per year from a 130,000 ton-per-day crushed leach circuit and a similar-sized, ROM leaching operation. The mining operation has sufficient equipment to move an average of 245,000 tons per day using a fleet of 274-ton haul trucks loaded by shovels with buckets ranging in size from 34 to 54 cubic yards. Beginning in 2010, El Abra is expected to shift from an oxide-leach, on-off pad operation to a bornite-dominant, sulfide-leach operation, where ore will be leached on a permanent pad. ROM ore mining and leaching will continue throughout the life of the property. The mine has been in operation since 1996.

El Abra is located in a high-desert environment and in an active seismic zone. The highest bench elevation is 13,600 feet above sea level, and the ultimate pit bottom will have an elevation of 12,300 feet above sea level. Rainfall averages less than one inch per year, primarily occurring during January through March.

El Abra controls a total of 110,268 acres of mining claims covering the ore deposit, stockpiles, process plant, and water wellfield and pipeline. In addition, El Abra has acquired surface rights for the plant-mine access road, the wellfield, power transmission line, and for the water pipeline from the Salar de Ascotán. Acquisition of all additional surface area required for the future development of the sulfide project is in process.

El Abra currently receives electrical power under a contract with Electroandina, which will expire at the end of 2007. Alternative power sources are being studied, including joint efforts with other mining firms in the region. Diesel generation exists as a backup system. The El Abra operation has obtained sufficient water rights to ensure water supply throughout its mine life.

Cerro Verde

Cerro Verde is an open-pit copper and molybdenum mining complex located 20 miles southwest of Arequipa, Peru. The site is accessible by paved highway. Beginning June 1, 2005, Phelps Dodge has a 53.56 percent equity interest in Sociedad Minera Cerro Verde S.A.A. (Cerro Verde). The remaining 46.44 percent is held by SMM Cerro Verde Netherlands B.V. (21.0 percent), Compañia de Minas Buenaventura S.A.A. (18.5 percent) and other minority shareholders through shares publicly traded on the Lima Stock Exchange (6.94 percent). Prior to the general capital increase transaction in June 2005, Phelps Dodge held an 82.5 percent equity interest in Cerro Verde.

The Cerro Verde mine is developed on a porphyry copper deposit that has leachable oxide and secondary sulfide mineralization, and millable primary sulfide mineralization. The predominant oxide copper minerals are brochantite, chrysocolla, malachite and copper “pitch;” chalcocite and covellite are the most important secondary copper sulfide minerals. Chalcopyrite and molybdenite are the dominant primary sulfides.

Cerro Verde’s current operation consists of an open-pit copper mine and SX/EW leaching facilities. Leach-copper production is derived from a 40,000 ton-per-day crushed leach facility and a ROM leach system. This leaching operation produces over 200 million pounds of copper per year. Construction of Cerro Verde’s new 119,000 ton-per-day concentrator was completed in late 2006. Processing of sulfide ore began in the 2006 fourth quarter. The expanded production rate should be achieved in the first half of 2007. With the completion of Cerro Verde’s expansion, copper production is initially expected to approximate 300,000 tons per year (approximately 160,700 tons per year for PD’s share). In addition, the expansion is expected to produce an average of approximately 3,900 tons of molybdenum per year (approximately 2,100 tons per year for PD’s share) for the next 10 years. The mine has been in operation since 1976.

The mine has sufficient equipment, including new equipment with scheduled 2007 delivery dates, to move an average of 300,000 tons of material per day using a fleet of 200-ton and 255-ton haul trucks loaded by shovels with bucket sizes ranging in size from 28 to 60 cubic yards.

Copper cathodes and concentrate production are transported approximately 70 miles by truck and rail to the Pacific Port of Matarani for shipment to international markets.

Cerro Verde is located in a desert environment. The highest bench elevation is 9,500 feet above sea level, and the ultimate pit bottom will have an elevation of 6,600 feet above sea level. Rainfall averages 1.5 inches per year, with most occurring during January through March.

Cerro Verde has a mining concession covering approximately 53,094 acres plus 15 acres of real properties and 22 acres of rights-of-way outside the mining concession area.

Cerro Verde receives electrical power under long-term contracts with Electroperu and EGASA. The existing freshwater intake and supply system on the Rio Chili was expanded for the Cerro Verde mill project. Cerro Verde’s participation in the Pillones Reservoir Project has secured water rights sufficient to support the new Cerro Verde milling operations for the life of the operations.

Africa deposit

Tenke Fungurume

The Tenke Fungurume copper/cobalt deposits are located in the Katanga province of the DRC approximately 110 miles northwest of Lubumbashi. The deposits are accessible by unpaved roads and by rail. Phelps Dodge, through a wholly owned subsidiary, holds an effective 57.75 percent interest in the concessions. The remaining ownership is held by Tenke Mining Corp. (TMC) (24.75 percent) and La Generale des Carrieres et des Mines (Gecamines) (17.5 percent).

The Tenke Fungurume deposits are sediment-hosted copper/cobalt deposits with leachable oxide, mixed oxide-sulfide and sulfide mineralization. The dominant oxide minerals are malachite, pseudomalachite and heterogenite. Important sulfide minerals consist of bornite, carrollite, chalcocite and chalcopyrite.

Copper and cobalt will be recovered through an agitation-leach plant capable of processing 7,700 tons per day of ore. Phelps Dodge anticipates the commencement of production beginning in late 2008 or early 2009, with production of approximately 250 million pounds of copper (approximately 144 million pounds for PD’s share) and approximately 18 million pounds of cobalt (approximately 10 million pounds for PD’s share) per year for the first 10 years. The initial mining fleet includes 6-cubic-yard, front-end loaders, a fleet of 50-ton haul trucks, surface miners, production drills, sampling machines and crawler dozers.

Tenke Fungurume is located in a tropic region; however, temperatures are moderated by its higher altitudes. Weather in this region is characterized by a dry season and a wet season, each lasting about six months. Average rainfall is 47 inches per year, with nearly all occurring between the months of October and April. The highest bench elevation is expected to be 4,870 feet above sea level, and the lowest ultimate pit bottom is expected to have an elevation of 4,170 feet above sea level.

The Tenke Fungurume copper/cobalt deposits are located within four concessions totaling 394,455 acres of mining claims.

La Societe Nationale d’Electricite (SNEL) is the state-owned electric utility company serving the region. Tenke Fungurume has entered into a long-term power supply agreement with SNEL; however, an infrastructure funding agreement, associated with the power supply agreement, is awaiting ministerial approval by the DRC government. The results of a recent water exploration program, as well as the regional geological and hydro-geological conditions, indicate that adequate water will be available for the expected life of the operation.

Manufacturing segment

Phelps Dodge owns and operates a copper smelter in Miami, Arizona, and, prior to 2002, it operated a smelter in Hurley, New Mexico (Chino smelter). Phelps Dodge smelts virtually all of its share of U.S. copper concentrate production and, on occasion, depending on market circumstances and internal production requirements, concentrate production from its South American operations. In addition, Phelps Dodge may purchase concentrate to keep its smelter operating at efficient levels. Phelps Dodge refines its share of anode copper production from the smelter at its refinery in El Paso, Texas, and, from late 1999 to early 2002, also at its refinery in Miami, Arizona. The El Paso refinery has an annual production capacity of about 450,000 tons of copper cathode, which is sufficient to refine all the anode copper Phelps Dodge produces for its account at its operating smelter.

Phelps Dodge’s El Paso refinery also produces nickel carbonate, copper telluride, and autoclaved slimes material containing gold, silver, platinum and palladium.

In January 2002, the Chino smelter was temporarily closed. From 2001 to 2005, the El Paso refinery operated significantly below capacity due to the conversion of the Morenci operation to a mine-for-leach operation in 2001 and the curtailment of certain production facilities in early 2002. As a result of production curtailments announced in the 2001 fourth quarter, the Miami refinery was temporarily closed in 2002. In June 2005, the decision to construct a concentrate-leach, direct-electrowinning facility at the Morenci copper mine had consequences for several of Phelps Dodge’s southwestern U.S. operations, including its Chino smelter and

Miami refinery. With future Morenci copper concentrate production being fed into the concentrate-leach facility, the Miami smelter will be sufficient to treat virtually all remaining concentrate expected to be produced by Phelps Dodge at its operations in the southwestern United States. Accordingly, the Chino smelter, which had been on care-and-maintenance status since 2002, was permanently closed and demolition was initiated. With the closing of the Chino smelter, Phelps Dodge had unnecessary refining capacity in the region. Because of its superior capacity and operating flexibility, the El Paso refinery continues to operate. The El Paso refinery is more than twice the size of the Miami refinery and has sufficient capacity to refine all anodes expected to be produced from Phelps Dodge’s operations in the southwestern United States given the changes brought by the above-mentioned Morenci project. Accordingly, the Miami refinery, which had been on care-and-maintenance since 2002, was permanently closed. As a result of the decision to close the Chino smelter and Miami refinery, Phelps Dodge recorded asset impairment charges during the 2005 second quarter of $89.6 million ($68.6 million after-tax) and $59.1 million ($45.2 million after-tax), respectively, to reduce the related carrying values of these properties to their respective salvage values.

Phelps Dodge is the world’s largest producer of continuous-cast copper rod, the basic feed for the electrical wire and cable industry. Most of Phelps Dodge’s refined copper and additional purchased copper cathode is converted into rod at its continuous-cast copper rod facilities in El Paso, Texas; Norwich, Connecticut; Miami, Arizona; and Chicago, Illinois. Phelps Dodge’s four plants have a collective annual capacity to convert more than 1.1 million tons of refined copper into rod and other refined copper products.

Primary molybdenum segment

Phelps Dodge owns two primary molybdenum mines in Colorado, the Henderson underground mine and the Climax mine.

The Henderson mine is located approximately 42 miles west of Denver, Colorado, off U.S. Highway 40. Nearby communities include the towns of Empire, Georgetown and Idaho Springs. The Henderson mill site is located approximately 15 miles west of the mine, and is accessible from Colorado State Highway 9. The Henderson mine and mill are connected by a 10-mile conveyor tunnel under the Continental Divide and an additional five-mile surface conveyor. The tunnel portal is located five miles east of the mill.

The Henderson deposit is a classic Climax-type porphyry molybdenum deposit with molybdenite as the primary sulfide mineral.

The Henderson operation consists of a large block-cave underground mining complex feeding a 40,000 ton-per-day concentrator. Henderson has the capacity to produce up to 40 million pounds of molybdenum per year. The underground mining equipment fleet consists of 10-ton load-haul-dumps, 40- and 80-ton haul trucks and an underground crusher feeding a series of three overland conveyors to the mill stockpiles. The mine has been in operation since 1976. Active extraction is currently from two production levels. The majority of the molybdenum concentrate produced is shipped to Phelps Dodge’s Fort Madison, Iowa, processing facility.

The Henderson mine is located in a mountain region with the collar of the main access shaft at 10,433 feet above sea level. The main production levels are currently at elevations of 7,700 and 7,210 feet above sea level. This region experiences significant snowfall during the winter months.

The Henderson mine and mill operations encompass approximately 11,878 acres comprising 11,843 acres of patented mining claims and other fee lands, and a 35 acre easement with the U.S. Forest Service for the surface portion of the conveyor corridor.

Henderson operations receive electrical power through long-term contracts with Xcel Energy and natural gas through long-term contracts with BP Energy with Xcel Energy as the transporter. The property has sufficient approved water resources at the mine and mill for any planned production scenarios.

Phelps Dodge also owns the Climax molybdenum mine located 13 miles northeast of Leadville, Colorado, off Colorado State Highway 91 at the top of Freemont Pass. The mine is accessible by paved roads.

The Climax mine deposit is a classic porphyry molybdenum deposit with molybdenite as the primary sulfide mineral.

The Climax mine was placed on care-and-maintenance status in 1995 by its previous owner. On April 5, 2006, the Phelps Dodge board of directors conditionally approved the restart of the Climax mine. Final approval is contingent upon completion of a new mill feasibility study and obtaining all required operating permits and regulatory approvals. Prior studies indicated that the open-pit mine could annually produce approximately 20 million to 30 million pounds of molybdenum contained in high-quality concentrates at highly competitive per-pound production costs. The restart of the Climax mine will require a capital investment of approximately $200 million to $250 million for a new, state-of-the-art concentrator and associated facilities. Assuming favorable market conditions and timely receipt of permits, Phelps Dodge expects to have the Climax mine in production by the end of 2009.

The Climax mine is located in a mountain region. The highest bench elevation is approximately 13,300 feet above sea level, and the ultimate pit bottom will have an elevation of approximately 10,300 feet above sea level. This region experiences significant snowfall during the winter months.

The Climax operation encompasses approximately 14,339 acres of patented mining claims and other fee lands.

Climax’s electrical power is supplied by Xcel Energy. We expect that if operations are restarted, Xcel Energy will be able to supply sufficient energy to the Climax mine. The water rights held by Climax are sufficient to support future mining activities.

Phelps Dodge processes molybdenum concentrates at its conversion plants in the United States and Europe into such products as technical-grade molybdic oxide, ferromolybdenum, pure molybdic oxide, ammonium molybdates, molybdenum metal powders and molybdenum disulfide. Phelps Dodge operates molybdenum roasters at Green Valley, Arizona; Fort Madison, Iowa; and Rotterdam, the Netherlands.

The Fort Madison, Iowa, facility consists of two molybdenum roasters, a sulfuric acid plant, a metallurgical (technical oxide) packaging facility, and a chemical conversion plant, which includes a wet-chemicals plant and sublimation equipment. In the chemical plant, molybdic oxide is further refined into various high-purity molybdenum chemicals for a wide range of uses by chemical and catalyst manufacturers. In addition to metallurgical oxide products, the Fort Madison facility produces ammonium dimolybdate, pure molybdic oxide, ammonium heptamolybdate, ammonium octamolybdate, sodium molybdate, sublimed pure molybdic oxide and molybdenum disulfide.

The Rotterdam conversion plant consists of a molybdenum roaster, sulfuric acid plant, a metallurgical packaging facility and a chemical conversion plant. The plant produces metallurgical products primarily for third parties. Ammonium dimolybdate and pure molybdic oxide are produced in the wet-chemicals plant.

Phelps Dodge also produces ferromolybdenum and molybdenum disulfide for worldwide customers at its conversion plant located in Stowmarket, United Kingdom. The plant is operated both as an internal and external customer tolling facility.

Climax has a technology center located in Sahuarita, Arizona, focused on new product development and product applications as an extension of Phelps Dodge’s metals business. The Climax technology center produces molybdenum metal powders.

Copper production, by source, other metal production and sales data, and manufacturing and sales production

The following tables show Phelps Dodge’s worldwide copper production by source for the years 2002 through 2006; aggregate production and sales data for copper, gold, silver, molybdenum and sulfuric acid from these sources for the same years; annual average copper and molybdenum prices; and production from Phelps Dodge’s smelters and refineries. Major changes in operations during the five-year period included:

•	completion of the run-of-mine leach project at El Abra with production commencing January 2002;

•	curtailment of mill throughput at Bagdad to approximately one-half capacity in January 2002, followed by an increase in mill throughput to approximately 80 percent in January 2003, and an increase in production in January 2004, reaching full capacity in the 2004 second quarter;

•	curtailment of mill throughput at Sierrita to approximately one-half capacity in January 2002, followed by an increase in production in January 2004, reaching full capacity in the 2004 fourth quarter;

•	temporary closure of the Miami mine and refinery in January 2002; partial curtailment of Miami’s smelter throughput in January 2003, followed by restart at full capacity in the 2004 second quarter; permanent closure of the Miami refinery in the 2005 second quarter;

•	curtailment of Chino operations beginning in the 1998 fourth quarter, followed by temporary shut-down of the concentrator in March 2001 and temporary closure of the mine and smelter in January 2002; a partial restart of mining for leach material in April 2003, with a full restart of mining for leach materials in September 2003; an increase in milling operations to 80 percent of capacity in the 2004 third quarter; permanent closure of the Chino smelter in the 2005 second quarter;

•	partial curtailment at Tyrone beginning in September 2003; Tyrone mining operations were temporarily curtailed in 2004 to focus on stockpile reclamation. A combination of mining and reclamation activities were conducted in 2005, and continued through 2006, as Tyrone focuses on site reclamation while mining its remaining ore reserves. Tyrone SX/EW operations continue at a declining production rate;

•	restart of Ojos del Salado underground mining and milling operations in the 2004 second quarter;

•	partial curtailment of Henderson operations beginning in the 2000 second quarter to 18 million pounds, followed by increases in annual production to approximately 28 million pounds in 2004, 32 million pounds in 2005 and 37 million pounds in 2006;

•	Morenci concentrator, which had been idled since 2001, was restarted in the 2006 second quarter; and

•	completion of the expansion at Cerro Verde Mine in the 2006 fourth quarter. The expansion permits the mining of a primary sulfide ore body beneath the leachable ore body currently in production. Once it reaches full production, the expansion will allow the mine to triple annual production from approximately 100,000 tons of copper to 300,000 tons. In addition, the expansion will allow the mine to produce an average of approximately 3,900 tons of molybdenum per year for the next 10 years.

Phelps Dodge copper production data, by source

	Years ended December 31,
(Thousand tons)	2006	2005	2004	2003	2002

Material mined(a)
Morenci	271,713	255,887	234,491	237,338	248,505
Bagdad	63,646	64,093	61,194	48,935	42,912
Sierrita	60,633	63,358	53,231	35,525	23,066
Chino	63,276	65,060	43,443	12,299	220
Tyrone	22,154	28,840	1,647	16,319	45,515
Candelaria	107,188	105,344	106,585	108,442	109,211
Ojos del Salado	3,190	2,800	836	–	–
Cerro Verde	72,811	68,620	75,727	72,965	75,982
El Abra	84,865	85,140	83,705	87,682	76,831

Total material mined	749,476	739,142	660,859	619,505	622,242
Less 15% undivided interest at Morenci	40,757	38,383	35,174	35,601	37,276

Material mined on a consolidated basis	708,719	700,759	625,685	583,904	584,966
Less minority participants’ shares previously accounted for on a pro rata basis:
Chino(b)	–	–	–	3,785	73
Candelaria(c)	21,438	21,069	21,317	21,688	21,842
Ojos del Salado(d)	638	15	–	–	–
Cerro Verde(e)	33,813	23,810	13,252	12,769	13,297
El Abra(f)	41,584	41,719	41,015	42,964	37,647

Material mined on a pro rata basis	611,246	614,146	550,101	502,698	512,107

Mill ore processed
Morenci	4,504	–	–	–	–
Bagdad	27,826	26,592	27,157	26,103	19,783
Sierrita	38,439	39,199	34,885	26,654	21,439
Chino	9,418	12,604	4,895	–	–
Cerro Verde	834	–	–	–	–
Candelaria(g)	23,640	25,064	27,318	26,407	28,507
Ojos del Salado	3,068	2,586	742	–	–

Total mill ore processed	107,729	106,045	94,997	79,164	69,729
Less 15% undivided interest at Morenci	676	–	–	–	–

Mill ore processed on a consolidated basis	107,053	106,045	94,997	79,164	69,729
Less minority participants’ shares previously accounted for on a pro rata basis:
Cerro Verde(e)	387	–	–	–	–
Candelaria(c)	4,728	5,013	5,464	5,281	5,701
Ojos del Salado(d)	614	12	–	–	–

Mill ore processed on a pro rata basis	101,324	101,020	89,533	73,883	64,028

Phelps Dodge copper production data, by source (continued)

	Years ended December 31,
(Thousand tons)	2006	2005	2004	2003	2002

Leach ore placed in stockpiles
Morenci	253,879	239,052	224,918	228,940	241,955
Bagdad(h)	28,530	23,857	23,627	–	328
Sierrita	6,013	1,888	1,330	375	170
Chino(h)	19,339	28,103	30,799	11,066	198
Tyrone(h)	14,615	20,328	18,185	10,722	34,835
Cerro Verde	29,720	22,839	22,628	21,014	24,096
El Abra(h)	73,851	83,620	71,361	80,604	71,224

Total leach ore placed in stockpiles	425,947	419,687	392,848	352,721	372,806
Less 15% undivided interest at Morenci	38,082	35,858	33,738	34,341	36,293

Leach ore placed in stockpiles on a consolidated basis	387,865	383,829	359,110	318,380	336,513
Less minority participants’ shares previously accounted for on a pro rata basis:
Chino(b)	–	–	–	3,376	66
Cerro Verde(e)	13,802	8,025	3,959	3,677	4,217
El Abra(f)	36,187	40,974	34,967	39,496	34,900

Leach ore placed in stockpiles on a pro rata basis	337,876	334,830	320,184	271,831	297,330

Phelps Dodge copper production data, by source (continued)

	Years ended December 31,
(Thousand tons)	2006	2005	2004	2003	2002

Grade of ore mined — percent copper
Morenci — mill	0.56	–	–	–	–
Morenci — leach	0.33	0.28	0.29	0.28	0.28
Bagdad — mill	0.33	0.40	0.41	0.43	0.43
Bagdad — leach	0.14	0.10	0.09	–	0.29
Sierrita — mill	0.23	0.22	0.25	0.29	0.32
Sierrita — leach	0.18	0.20	0.23	0.26	0.21
Chino — mill	0.67	0.51	0.81	–	–
Chino — leach	0.35	0.26	0.35	0.80	0.29
Tyrone — leach	0.19	0.26	0.17	0.34	0.35
Candelaria — mill	0.87	0.79	0.89	0.97	0.84
Ojos del Salado — mill	0.99	1.35	1.57	–	–
Cerro Verde — mill	0.56	–	–	–	–
Cerro Verde — leach	0.55	0.59	0.66	0.60	0.55
El Abra — leach	0.41	0.43	0.47	0.49	0.50
Average copper grade — mill	0.47	0.46	0.52	0.56	0.56
Average copper grade — leach	0.34	0.31	0.33	0.37	0.35
Copper production
Morenci:
Concentrate	16.5	–	–	–	–
Electrowon	391.3	400.0	420.3	421.2	412.7
Bagdad:
Concentrate	58.7	84.8	82.1	82.5	68.4
Electrowon	24.0	15.8	28.0	24.5	15.6
Sierrita(i):
Concentrate	73.6	71.8	73.5	66.3	60.0
Electrowon	7.2	7.5	4.0	9.3	16.2
Chino:
Concentrate	52.9	50.7	29.8	–	–
Electrowon	40.0	54.1	61.9	39.9	53.8
Tyrone:
Electrowon	31.8	40.5	43.1	56.9	69.9
Miami:
Electrowon	9.5	12.3	9.8	17.8	10.5
Bisbee:
Precipitate	–	–	–	–	0.1
Tohono:
Electrowon	2.6	2.5	–	–	–
Candelaria:
Concentrate	187.0	179.3	220.5	234.5	219.5
Ojos del Salado:
Concentrate	27.3	31.1	10.4	–	–
Cerro Verde:
Concentrate	4.5	–	–	–	–
Electrowon	106.4	103.1	97.6	96.3	95.3
El Abra:
Electrowon	241.0	232.2	240.3	249.8	248.2

Phelps Dodge copper production data, by source (continued)

	Years ended December 31,
(Thousand tons)	2006	2005	2004	2003	2002

Manufacturing(j)	5.6	2.3	2.3	6.6	5.4

Total copper production	1,279.9	1,288.0	1,323.6	1,305.6	1,275.6
Less 15% undivided interest at Morenci	61.2	60.0	63.0	63.3	61.9

Copper production on a consolidated basis	1,218.7	1,228.0	1,260.6	1,242.3	1,213.7
Less minority participants’ shares previously accounted for on a pro rata basis:
Chino(b)	–	–	–	12.5	17.9
Candelaria(c)	37.4	35.9	44.1	46.9	43.9
Ojos del Salado(d)	5.4	0.1	–	–	–
Cerro Verde(e)	51.5	35.9	17.1	16.8	16.7
El Abra(f)	118.1	113.8	117.7	122.4	121.7
Manufacturing(j)	–	–	–	1.2	1.4

Copper production on a pro rata basis	1,006.3	1,042.3	1,081.7	1,042.5	1,012.1

Phelps Dodge copper sales data, by source

	Years ended December 31,
(Thousand tons)	2006	2005	2004	2003	2002

Copper sales:
From own mines(k):
Morenci	407.3	400.0	420.3	421.2	412.7
Bagdad	82.6	104.4	111.9	111.0	92.3
Sierrita	80.6	82.8	79.2	79.3	83.8
Chino	92.7	104.8	91.7	40.7	53.7
Tyrone	31.8	40.5	43.1	56.9	69.9
Miami	9.5	14.5	10.9	20.0	15.2
Bisbee	–	–	–	–	0.1
Tohono	2.6	2.5	–	–	–
Candelaria	185.0	179.7	223.2	234.3	218.3
Ojos del Salado	27.5	30.9	10.3	–	–
Cerro Verde	107.1	102.7	98.2	95.6	94.9
El Abra	243.3	233.3	240.8	251.8	254.1
Manufacturing(j)	5.6	2.3	2.3	6.6	5.9

Total copper sales from own mines	1,275.6	1,298.4	1,331.9	1,317.4	1,300.9
Less 15% undivided interest at Morenci	61.1	60.0	63.0	63.3	61.9

Copper sales from own mines on a consolidated basis	1,214.5	1,238.4	1,268.9	1,254.1	1,239.0
Less minority participants’ shares previously accounted for on a pro rata basis:
Chino(b)	–	–	–	13.3	17.9
Candelaria(c)	37.0	36.0	44.6	46.9	43.7
Ojos del Salado(d)	5.5	0.1	–	–	–
Cerro Verde(e)	49.7	36.4	17.2	16.7	16.6
El Abra(f)	119.2	114.3	118.0	123.4	124.5
Manufacturing(j)	–	–	–	1.2	1.8

Copper sales from own mines on a pro rata basis	1,003.1	1,051.6	1,089.1	1,052.6	1,034.5
Purchased copper:
Candelaria(c)	3.1	23.1	37.1	22.1	35.8
El Abra(f)	–	–	–	7.3	56.5
Manufacturing(j)	364.1	369.5	394.0	274.6	267.7
Sales	0.6	18.1	1.9	70.5	83.0

Total purchased copper	367.8	410.7	433.0	374.5	443.0

Total copper sales on a consolidated basis(l)	1,582.3	1,649.1	1,701.9	N/A	N/A

Total copper sales on a pro rata basis(l)	N/A	N/A	N/A	1,427.1	1,477.5

Phelps Dodge other metal production and sales

	2006	2005	2004	2003	2002

Gold (thousand ounces)
Total production	131	134	134	129	132
Less minority participants’ shares previously accounted for on a pro rata basis:	22	20	23	26	24

Net Phelps Dodge share	109	114	111	103	108

Sales(k)	95	114	112	108	136

Silver (thousand ounces)
Total production	3,595	3,090	3,018	2,754	2,582
Less minority participants’ shares previously accounted for on a pro rata basis:	420	250	284	265	225

Net Phelps Dodge share	3,175	2,840	2,734	2,489	2,357

Sales(k)	3,419	2,866	3,249	2,292	3,317

Molybdenum (thousand pounds)
Primary molybdenum — Henderson	37,071	32,201	27,520	22,247	20,517
By-product production
Sierrita	19,974	18,610	22,041	21,167	14,986
Bagdad	10,300	10,952	7,910	8,580	9,462
Chino	814	543	18	–	–

Total production	68,159	62,306	57,489	51,994	44,965

Sales — Net Phelps Dodge share from own mines(k)	68,785	59,947	63,108	54,158	46,665
Purchased molybdenum	8,349	12,830	12,844	8,199	7,393

Total sales	77,134	72,777	75,952	62,357	54,058

Sulfuric acid (thousand tons)
Copper smelters(m)	675.8	726.1	722.0	647.6	748.6
Molybdenum(m)	155.3	130.5	122.5	116.5	114.3

Total production	831.1	856.6	844.5	764.1	862.9

Copper smelters(m)	57.3	98.6	99.0	45.5	14.5
Molybdenum(m)	157.1	144.8	121.4	117.9	115.4

Total sales	214.4	243.4	220.4	163.4	129.9

Prices

(per pound)	2006	2005	2004	2003	2002

COMEX — copper price(n)	$3.09	1.68	1.29	0.81	0.72
LME — copper price(o)	$3.05	1.67	1.30	0.81	0.71
Metals Week — molybdenum Dealer Oxide mean price(p)	$24.75	31.73	16.41	5.32	3.77

Phelps Dodge manufacturing and sales production

	2006	2005	2004	2003	2002

Smelters(q)
Total copper (thousand tons)	189.6	218.9	214.4	200.8	243.8
Less minority participants’ shares previously accounted for on a pro rata basis	–	–	–	–	0.5

Net Phelps Dodge share	189.6	218.9	214.4	200.8	243.3

Refineries(r)
Copper (thousand tons)	281.8	295.0	308.4	284.6	319.6
Gold (thousand ounces)(s)	–	–	–	–	79.0
Silver (thousand ounces)(s)	–	–	–	–	1,786.0
Rod(t)
Total copper (thousand tons)	981.8	1,008.1	1,014.6	825.8	850.6

(a)	Included material mined for leaching operations, excluded material mined from stockpiles.

(b)	Reflected a one-third partnership interest in Chino Mines Company from January 1, 2002, to December 18, 2003 (minority interest acquired by PDMC on December 19, 2003).

(c)	Reflected a 20 percent partnership interest in Candelaria.

(d)	Reflected a 20 percent partnership interest in Ojos del Salado beginning December 23, 2005.

(e)	Reflected a 17.5 percent equity interest in Cerro Verde through May 31, 2005, and a 46.4 percent equity interest beginning June 1, 2005.

(f)	Reflected a 49 percent partnership interest in El Abra.

(g)	Included mill ore from stockpiles.

(h)	Leach ore placed in the stockpiles included previously considered waste material that is now being leached.

(i)	Excluded 8.3 million pounds of copper sulfate production, which has a copper content of approximately 25 percent of an electrowon copper cathode.

(j)	Included smelter production from custom receipts and flux as well as tolling gains or losses.

(k)	Excluded sales of purchased copper, molybdenum, silver and gold.

(l)	Beginning in 2004, reflected full consolidation of El Abra and Candelaria, 2003 and prior reflected El Abra and Candelaria on a pro rata basis (51 percent and 80 percent, respectively).

(m)	Sulfuric acid production resulted from smelter and molybdenum air quality control operations; sales do not include internal usage.

(n)	New York Commodity Exchange annual average spot price per pound — cathodes.

(o)	London Metal Exchange annual average spot price per pound — cathodes.

(p)	Annual Metals Week molybdenum Dealer Oxide mean price per pound — as quoted in Platts Metals Week.

(q)	Included production from purchased concentrates and copper smelted for others on a toll basis.

(r)	Included production from purchased material and copper refined for others on a toll basis.

(s)	El Paso closed its precious metals processing facility in the 2002 fourth quarter.

(t)	Included rod, wire, oxygen-free billets/cakes, scrap and other shapes.

Other mining

Other mining includes Phelps Dodge’s worldwide mineral exploration and development programs, a process technology center whose primary activities are improving existing processes and developing new cost-competitive technologies, other ancillary operations and mining investments.

Exploration

Phelps Dodge’s exploration group’s primary objectives are to increase PDMC’s ore reserve base through discoveries and joint ventures and, where appropriate, to diversify into other metals, minerals and geographic areas. Exploration is focused on finding large-scale copper and copper/gold deposits in the four principal copper-producing regions of the world: southwest U.S./Mexico, South American Cordillera, Central Africa and Australasia, as well as in other highly prospective areas. This group operates in more than 15 countries and maintains offices in Australia, Brazil, Bulgaria, Canada, Chile, China, central Africa, Macedonia, Mexico, Peru, Russia, Serbia, the Philippines, the United States and Zambia.

In 2006, Phelps Dodge expended $97.4 million on worldwide exploration, including feasibility studies, compared with $81.0 million in 2005 and $35.6 million in 2004. The increase in exploration for 2006 primarily was due to increased exploration in central Africa, mostly associated with Tenke Fungurume. Approximately 33 percent of the 2006 expenditures occurred in the United States, with approximately 28 percent being spent at Phelps Dodge’s U.S. mine sites, and the remainder for support of U.S. and international exploration activities. This compares with 36 percent in 2005 (31 percent at U.S. mine sites) and 40 percent in 2004 (31 percent at U.S. mine sites). In addition, approximately 45 percent was spent in central Africa and approximately 10 percent was spent in South America, including amounts spent at Phelps Dodge’s South American mine sites. The balance of exploration expenditures was spent principally in Europe, Canada, Australia and the Philippines.

During 2006, exploration programs continued at some of Phelps Dodge’s existing copper operations. At the Morenci mine, a reserve addition was added based on definition drilling of the Garfield and Shannon deposits. In the Safford district, Phelps Dodge continued exploration drilling of the Lone Star deposit situated about four miles from the Dos Pobres ore body. Phelps Dodge also continued underground and surface drilling at Ojos del Salado.

In August 2002, Phelps Dodge announced it had replaced BHP Billiton as option holder under an existing agreement among BHP Billiton, Tenke Mining Corp. and others to acquire a controlling interest and operatorship in the Tenke Fungurume copper/cobalt project in the DRC. On January 16, 2004, Phelps Dodge Exploration Corporation entered into a joint venture agreement with Tenke Holdings Limited with respect to the exploration, development and, if warranted, commercial production associated with the Tenke Fungurume copper/cobalt mineral deposit. On November 2, 2005, Phelps Dodge, through a wholly owned subsidiary, exercised its option to acquire a controlling interest in the Tenke Fungurume copper/cobalt mining concessions in the Katanga province of the DRC. The action came after the government of the DRC and Gecamines, a state-owned mining company, executed amended agreements governing development of the concessions and after approval by DRC presidential decree. Phelps Dodge now holds an effective 57.75 percent interest in the project, along with TMC at 24.75 percent and Gecamines at 17.5 percent (non-dilutable). Phelps Dodge will be the operator of the project as it is developed and put into production. As part of the transaction, Gecamines will receive asset transfer payments totaling $50 million, of which $15 million was paid in November 2005, that are in addition to $50 million of asset transfer payments made to Gecamines prior to Phelps Dodge acquiring controlling interest in the project. The remaining asset transfer payments will be paid over a period of approximately four years as specified project milestones are reached. Phelps Dodge is solely responsible for funding the next $10 million of asset transfer payments. Thereafter, Phelps Dodge will be responsible for funding 70 percent of the remaining asset transfer payments.

On December 6, 2006, the Phelps Dodge board of directors conditionally approved the development of the Tenke Fungurume copper/cobalt mining project, with final approval contingent upon finalizing a series of agreements with SNEL, the state-owned electric utility company serving the region. The initial project will include development of the mine as well as copper and cobalt processing facilities, and will require a capital investment of approximately $650 million. Phelps Dodge and TMC are responsible for funding 70 percent and 30 percent, respectively, of any advances for project development.

Earthwork activity for Tenke Fungurume has commenced with initial focus on roads, plant-site cleaning and construction-camp installation. Phelps Dodge anticipates the commencement of production in late 2008 or early 2009, with initial production of approximately 250 million pounds of copper (approximately 144 million pounds for PD’s share) and approximately 18 million pounds of cobalt (approximately 10 million pounds for PD’s share) per year for the first 10 years.

On September 16, 2005, the federal Bureau of Land Management (BLM) completed an Arizona land exchange with Phelps Dodge. This action allowed Phelps Dodge to advance its development of a copper mining operation approximately eight miles north of Safford, Arizona, which will include development of the Dos Pobres and San Juan copper ore bodies.

On February 1, 2006, the Phelps Dodge board of directors conditionally approved development of the new copper mine near Safford with final approval contingent upon receiving certain state permits needed for the mine. In May 2006, Phelps Dodge received an aquifer protection permit from the Water Quality Division of the Arizona Department of Environmental Quality (ADEQ), and, in early July 2006, received an air quality permit from the Air Quality Division of ADEQ. Phelps Dodge has received all requisite permits and commenced construction in early August 2006. The Safford mine will require a capital investment of approximately $550 million. During 2006, approximately $100 million was spent on the project.

The two deposits, Dos Pobres and San Juan, contain an estimated total of 616 million tons of leachable reserves with an ore grade of 0.36 percent copper. Phelps Dodge anticipates that the Safford mine will be in production during the first half of 2008, with full copper production initially expected to approximate 240 million pounds per year. Life of the operation is expected to be at least 18 years.

In December 2004, Phelps Dodge Mining (Zambia) Ltd., a subsidiary of Phelps Dodge Corporation, sold the remaining portion (49 percent) of the Lumwana exploration property to Equinox Minerals Ltd. for $5.0 million in cash and a 1 percent future production royalty. Lumwana is a copper deposit in the Zambian copper belt located in northwestern Zambia. Production at Lumwana is expected to commence in 2008.

In mid-2004, Phelps Dodge transferred a 53 percent interest in the Ambatovy nickel/cobalt deposit in central Madagascar to Dynatec as Dynatec had completed its portion of a joint venture agreement. In February 2005, Phelps Dodge sold its remaining 47 percent interest in the project to Dynatec in exchange for 20.9 million Dynatec common shares, subject to certain holding restrictions, resulting in a 9.9 percent interest in Dynatec Corporation. Phelps Dodge also received 100 preferred shares of Dynatec Corporation (BVI) Inc., a wholly owned subsidiary of Dynatec Corporation. The preferred shares are subject to a put/call arrangement that upon certain triggering events, including the commencement of commercial production, would entitle Phelps Dodge to receive in the form of cash and stock the difference between $70 million and the then-current value of the 20.9 million Dynatec shares held by Phelps Dodge, if the value of its Dynatec shares is less than $70 million. Construction on the Ambatovy mine is expected to commence in mid-2007.

Process technology

The objective of PDMC’s process technology center (PTC) based in Safford, Arizona, is to enhance and strengthen Phelps Dodge’s competitive position in the world copper market. The PTC provides metallurgical process development capabilities, process optimization services, metallurgical testing and advanced material characterization services to meet the needs of PDMC and its operations. The PTC is ISO-9001-2000 certified. The activities at PTC are directed at the development of new, cost-competitive, “step change” technologies and the continuous improvement of existing processes. A strong focus is maintained on the effective implementation, transfer and sharing of technology within PDMC operations and projects. The PTC employs approximately 125 engineers, scientists and technical support staff. The facilities include:

•	a large-diameter, column-leach facility for testing run-of-mine material, which is capable of processing up to approximately 600 tons of ore annually;

•	a continuous SX/EW test facility capable of producing approximately 1.5 tons of copper cathode per day;

•	a small-diameter, column-leach facility with a capacity of about 250 individual tests per year for crushed material;

•	a metallurgical laboratory for the development of biological leaching processes and enhancements, and other biological applications;

•	a demonstration facility for production of new copper products; and

•	a state-of-the-art, material-characterization laboratory with advanced mineralogy, analytical chemistry and metallography capabilities.

The principal areas of activity include hydrometallurgy (leaching, solution extraction and electrowinning), mineral processing (crushing, grinding and flotation), material characterization, environmental technology, new copper products and technical information services. Some of the most important projects and milestones in 2006 were as follows:

•	The high-temperature, concentrate pressure-leaching demonstration plant at the Bagdad mine continued to operate throughout 2006. The high temperature (i.e., 225[o]C) mode of operation provides the Bagdad operation with a significant portion of the sulfuric acid required for its low-grade stockpile leaching operations. In 2005, this facility was used to test and demonstrate medium-temperature, pressure-leaching and direct-electrowinning technology for use at Morenci and other potential future applications.

•	The design and construction of a concentrate-leaching facility at Morenci was advanced on schedule during 2006. This facility is being installed in conjunction with a restart of the Morenci concentrator to process chalcopyrite-containing ores from Western Copper, Garfield and other areas of the mine. The concentrate-leaching facility will utilize Phelps Dodge’s proprietary medium-temperature, pressure-leaching and direct-electrowinning technology that was demonstrated at Bagdad in 2005. The facility is expected to be in operation by mid-2007 with copper production projected to be approximately 150 million pounds per year. To date, approximately $128 million (PD’s share) has been spent for the concentrate-leach, direct-electrowinning facility and restart of the concentrator, of which approximately $112 million (PD’s share) was spent during 2006.

•	Construction and commissioning of a Central Analytical Service Center (CASC) to provide routine analytical services for PDMC’s operations in Arizona and New Mexico was completed in early 2006. The facility, located in Safford, Arizona, replaces most analytical functions and capabilities at Phelps Dodge mining operations in Arizona and New Mexico, and provides high-quality, timely and cost-effective analytical services to PDMC’s operations.

•	Proprietary technology for heap and stockpile leaching of low-grade chalcopyrite ores was advanced, including the continued operation of a large-scale (27-million-ton) demonstration plant at Bagdad and the construction of a large, engineered, stockpile leaching operation at Morenci.

•	The development of cost-effective, heap-leaching options for primary sulfide material at El Abra continued to be advanced during the year. Biological heap leaching is expected to provide an alternative technology to conventional milling, flotation and smelting of bornite-rich primary sulfide ore at El Abra starting in 2010.

•	Investigation and commercial demonstration of alternative technologies to reduce the cost of copper electrowinning continued during 2006.

•	The commercial demonstration of proprietary alternative copper products and production techniques, specifically electrowon copper powder, was advanced during 2006.

•	Phelps Dodge continued the operation and optimization of a facility at Bisbee, Arizona, using technology owned by BioteQ (Vancouver, Canada) to recover copper as a sulfide precipitate from low-grade, copper-bearing solution.

Total expenditures for PTC in 2006 were approximately $33 million, compared with $45 million in 2005 and $26 million in 2004. PDMC intends to advance all of the aforementioned research and development projects aggressively in 2007; however, there is no assurance that any of the non-commercial technologies will be commercialized.

Other ancillary operations

Phelps Dodge’s Tohono copper operation in south central Arizona includes an SX/EW facility capable of producing copper cathode. It is located on land leased from the Tohono O’odham Nation (the Nation). Ore mining at Tohono ceased in July 1997, but copper cathode production continued from existing leach stockpiles until early 1999 at which time the site was placed on care-and-maintenance status. As a result of higher copper prices, the facility restarted operations in the 2004 fourth quarter to recover copper from existing leach stockpiles. Cathode production commenced in January 2005.

Mining investments

Through June 15, 2005, Phelps Dodge owned a 14.0 percent interest in Southern Peru Copper Corporation (SPCC), which operates two open-pit copper mines, two concentrators, an SX/EW operation, a smelter and a refinery in Peru.

On June 15, 2005, Phelps Dodge sold all of its SPCC common shares in an underwritten offering for a net price of $40.635 per share (based on a market price of $42.00 per share less underwriting fees). This transaction resulted in a special, pre-tax gain of $438.4 million ($388.0 million after-tax).

SPCC’s results are not included in Phelps Dodge’s prior years’ earnings because Phelps Dodge accounted for its investment in SPCC on a cost basis. During 2005, Phelps Dodge received dividend payments of $40.5 million from SPCC, compared with $26.7 million in 2004.

Phelps Dodge owns an investment in First Quantum Minerals Ltd. (First Quantum), which is a Canadian mining and metals company whose principal activities include mineral exploration, development, mining and the production of copper cathode and concentrate, gold and sulfuric acid. Phelps Dodge accounts for its investment in First Quantum as an available-for-sale security, which had a fair value of $75.7 million at December 31, 2006.

Ore reserves

Ore reserves are those estimated quantities of proven and probable material that may be economically mined and processed for extraction of their constituent values. Estimates of Phelps Dodge’s ore reserves are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. In Phelps Dodge’s opinion, the sites for such samplings are spaced sufficiently closely and the geologic characteristics of the deposits are sufficiently well defined to render the estimates reliable. The ore reserve estimates include assessments of the resource, mining and metallurgy as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Phelps Dodge’s estimate of future cost trends. Third-party consultants are employed to audit the ore reserves of three properties each year on a rotational basis.

Phelps Dodge’s calculations of its ore reserves are based on its mine designs for each property. In addition to the evaluations and assessments referred to above, Phelps Dodge uses several additional factors to determine mine designs that can limit the amount of material classified as reserves, but which it believes maximizes the value of future cash flows for each mine by eliminating the mining of material that does not add to the net present value of the property. Time-value concepts recognize, for example, the elapsed time between mining of overburden and the mining of ore. Phelps Dodge’s mine design concepts also recognize the amount of capital and other expenditures required to extract ore reserves over the life of the mine. Finally, cutoff-grade strategies are implemented to maximize time-valued cash flows. Phelps Dodge believes its ore reserve estimation methodology is prudent and consistent with appropriate industry standards. The following table summarizes the lowest cutoff ore grades utilized to define ore reserves.

	As of December 31, 2006
			Crushed or		ROM
Property	Mill %		agitation leach %		leach %

Morenci	0.31		0.25		0.03
Candelaria	0.25		N/A		N/A
El Abra	N/A		0.26		0.05
Miami	N/A		N/A		0.04
Ojos del Salado	0.85		N/A		N/A
Tyrone	N/A		N/A		0.07
Bagdad	0.19	(a)	N/A		0.07
Cerro Verde	0.23		0.15		0.10
Chino	0.33		N/A		0.10
Sierrita	0.23	(a)	N/A		0.07
Cobre	N/A		N/A		0.07
Safford	N/A		0.12		0.08
Tenke Fungurume	N/A		1.04	(b)	N/A
Primary molybdenum properties:
Henderson	0.15		N/A		N/A
Climax	0.08		N/A		N/A

(a)	Equivalent copper cutoffs based on molybdenum price of $5.00 per pound.

(b)	Equivalent copper cutoff based on cobalt price of $12.00 per pound.

Proven and probable ore reserves at December 31, 2006 and 2005, for each of Phelps Dodge’s operating, curtailed and development properties are summarized on the following pages.

Total ore reserves estimated at December 31, 2006(a)
				Leachable reserves				Phelps
	Millable reserves			Crushed leach		Run-of-mine (ROM)		Dodge
	Million	%	%	Million	%	Million	%	Interest
	tons	Copper	Moly	tons	Copper	tons	Copper	(%)

Developed properties
Copper properties
Morenci(b)
Proven reserves	267.5	0.52	–	495.3	0.58	2,388.6	0.19
Probable reserves	2.9	0.64	–	22.5	0.50	108.3	0.21

	270.4	0.52	–	517.8	0.57	2,496.9	0.19	85.0
Candelaria(c)(d)
Proven reserves	283.0	0.64	–	–	–	–	–
Probable reserves	17.8	0.72	–	–	–	–	–

	300.8	0.64	–	–	–	–	–	80.0
El Abra(e)
Proven reserves	–	–	–	517.3	0.54	416.1	0.26
Probable reserves	–	–	–	159.1	0.55	82.2	0.34

	–	–	–	676.4	0.54	498.3	0.28	51.0
Miami(f)
Proven reserves	–	–	–	–	–	93.0	0.41
Probable reserves	–	–	–	–	–	2.7	0.30

	–	–	–	–	–	95.7	0.41	100.0
Ojos del salado(c)
Proven reserves	7.2	1.14	–	–	–	–	–
Probable reserves	4.8	1.14	–	–	–	–	–

	12.0	1.14	–	–	–	–	–	80.0
Tyrone(g)
Proven reserves	–	–	–	–	–	80.9	0.36
Probable reserves	–	–	–	–	–	13.7	0.23

	–	–	–	–	–	94.6	0.34	100.0

Total ore reserves estimated at December 31, 2006(a)
				Leachable reserves				Phelps
	Millable reserves			Crushed leach		Run-of-mine (ROM)		Dodge
	Million	%	%	Million	%	Million	%	Interest
	tons	Copper	Moly	tons	Copper	tons	Copper	(%)

Copper and molybdenum properties
Bagdad(g)
Proven reserves	517.4	0.36	0.02	–	–	12.2	0.32
Probable reserves	27.8	0.29	0.02	–	–	1.8	0.28

	545.2	0.35	0.02	–	–	14.0	0.32	100.0
Cerro Verde(h)
Proven reserves	480.7	0.54	0.02	151.2	0.60	37.5	0.30
Probable reserves	1,070.4	0.44	0.01	135.6	0.43	44.2	0.22

	1,551.1	0.47	0.02	286.8	0.52	81.7	0.26	53.56
Chino
Proven reserves	53.9	0.68	0.03	–	–	120.5	0.43
Probable reserves	10.5	0.69	0.02	–	–	20.4	0.35

	64.4	0.68	0.03	–	–	140.9	0.42	100.0
Sierrita
Proven reserves	927.4	0.26	0.03	–	–	9.9	0.18
Probable reserves	91.6	0.24	0.03	–	–	5.2	0.18

	1,019.0	0.26	0.03	–	–	15.1	0.18	100.0
Primary molybdenum property
Henderson
Proven reserves	136.2	–	0.21	–	–	–	–
Probable reserves	5.6	–	0.20	–	–	–	–

	141.8	–	0.21	–	–	–	–	100.0

Total ore reserves estimated at December 31, 2006 (continued)(a)
				Leachable reserves				Phelps
	Millable reserves			Crushed leach		Run-of-mine (ROM)		Dodge
	Million	%	%	Million	%	Million	%	interest
	tons	Copper	Moly	tons	Copper	tons	Copper	(%)

Undeveloped ore reserves — require substantial capital investments to bring into production
Copper properties
Cobre(f)
Proven reserves	–	–	–	–	–	81.8	0.41
Probable reserves	–	–	–	–	–	3.3	0.33

	–	–	–	–	–	85.1	0.40	100.0
Safford(i)
Proven reserves	–	–	–	285.3	0.46	45.7	0.21
Probable reserves	–	–	–	194.2	0.31	90.3	0.20

	–	–	–	479.5	0.40	136.0	0.20	100.0

Undeveloped ore reserves — require substantial capital investments to bring into production
Primary molybdenum property
Climax(f)(j)
Proven reserves	64.2	–	0.22	–	–	–	–
Probable reserves	92.2	–	0.16	–	–	–	–

	156.4	–	0.19	–	–	–	–	100.0

				Phelps
	Agitation leach reserves			Dodge
	Million	%	%	interest
	tons	Copper	Cobalt	(%)

Copper and cobalt property
Tenke Fungurume(k)
Proven reserves	24.2	2.24	0.30
Probable reserves	89.7	2.05	0.31

	113.9	2.09	0.31	57.75

Total ore reserves estimated at December 31, 2005(a)
				Leachable reserves				Phelps
	Millable reserves			Crushed leach		Run-of-mine (ROM)		Dodge
	Million	%	%	Million	%	Million	%	interest
	tons	Copper	Moly	tons	Copper	tons	Copper	(%)

Developed ore reserves
Copper properties
Morenci	247.6	0.49	–	587.5	0.54	2,490.7	0.19	85.0
Candelaria	339.0	0.73	–	–	–	–	–	80.0
El Abra	–	–	–	227.7	0.47	226.4	0.32	51.0
Miami	–	–	–	–	–	112.1	0.37	100.0
Ojos del Salado	15.1	1.33	–	–	–	–	–	80.0
Tyrone	–	–	–	–	–	49.3	0.29	100.0
Copper and molybdenum properties
Bagdad	618.9	0.35	0.02	–	–	16.3	0.31	100.0
Cerro Verde	1,392.0	0.49	0.02	268.1	0.50	97.1	0.29	53.56
Chino	72.6	0.70	0.02	–	–	156.0	0.40	100.0
Sierrita	1,061.6	0.26	0.03	–	–	26.1	0.18	100.0
Primary molybdenum property
Henderson	150.7	–	0.21	–	–	–	–	100.0
Undeveloped ore reserves — require substantial capital investments to bring into production
Copper properties
Cobre	–	–	–	–	–	110.3	0.35	100.0
Safford	–	–	–	455.3	0.40	82.7	0.21	100.0
Primary molybdenum property
Climax	156.4	–	0.19	–	–	–	–	100.0

(a)	Total ore reserves estimated (i) are presented on a 100% basis (i.e., include 100% Candelaria, El Abra, Morenci, Ojos del Salado, Cerro Verde and Tenke Fungurume), (ii) include only in-situ tonnages and (iii) exclude stockpiled ores.

(b)	Morenci ore reserves increased with the inclusion of additional ore reserves in the Garfield and Shannon areas.

(c)	Candelaria and Ojos del Salado deposits also contained 0.004 ounces and 0.010 ounces of gold per ton, respectively.

(d)	Candelaria ore reserves included 6.3 million tons of underground ore reserves from the Candelaria Norte area. Candelaria recoverable pounds decreased due to higher costs and a new resource model that lowered copper grades.

(e)	El Abra amounts include oxide leach and new sulfide leach reserves at December 31, 2006, which were based on a recently updated feasibility study.

(f)	Miami and Climax properties have been on care-and-maintenance status with no mining taking place; Cobre had limited activity to improve and establish access to mining areas.

(g)	Bagdad and Tyrone ore reserves reflected new pit designs based on updated slope and economic parameters.

(h)	Cerro Verde millable ore reserves reflect its recently completed mill project.

(i)	Safford leach deposit is in development and is expected to be in production during the first half of 2008.

(j)	Significant capital investment is required prior to production from these molybdenum reserves.

(k)	Tenke Fungurume ore reserves were included based on a recently updated feasibility study.

Average drill-hole spacing at ore reserve properties

The following table sets forth the average drill-hole spacing for proven and probable ore reserves by process types:

	As of December 31, 2006
	Proven (average spacing-feet)		Probable (average spacing-feet)
Property	Mill	Leach	Mill	Leach

Morenci	283	283	400	400
Candelaria	115	N/A	230	N/A
El Abra	N/A	233	N/A	328
Miami	N/A	200	N/A	300
Ojos del Salado	82	N/A	164	N/A
Tyrone	N/A	283	N/A	283
Bagdad	190	81	441	323
Cerro Verde	164	164	328	328
Chino	141	200	200	283
Sierrita	223	144	347	242
Cobre	150	200	200	300
Safford	N/A	200	N/A	400
Tenke Fungurume	N/A	164	N/A	328
Henderson	65	N/A	290	N/A
Climax	200	N/A	200	N/A

Metallurgical recovery

The following table sets forth the average expected metallurgical recovery by process type:

	As of December 31, 2006
	Copper		Molybdenum
Property	Mill %(a)	Leach %(b)	Mill %(c)

Copper and copper/molybdenum properties
Morenci	78.8	55.1	N/A
Candelaria	91.1	N/A	N/A
El Abra(d)	N/A	53.7	N/A
Miami	N/A	61.6	N/A
Ojos del Salado	89.8	N/A	N/A
Tyrone	N/A	64.3	N/A
Bagdad	86.1	44.9	75.6
Cerro Verde	86.3	74.2	53.9
Chino	77.5	65.3	25.0
Sierrita	83.6	60.1	81.1
Cobre	N/A	61.9	N/A
Safford	N/A	61.7	N/A
Primary molybdenum properties
Henderson	N/A	N/A	86.8
Climax	N/A	N/A	85.1

	Copper	Cobalt
	agitation	agitation
Property	leach %	leach %

Copper/cobalt property
Tenke Fungurume(e)	95.0	83.5

(a)	Mill recoveries include expected mill and smelter recoveries and an allowance for concentrate transportation losses.

(b)	Leach recoveries are the expected total recoveries over multiple leach cycles.

(c)	Molybdenum recoveries include mill recoveries and roaster deductions.

(d)	El Abra average leach recoveries include both oxides and sulfide ores.

(e)	Tenke Fungurume long-term cobalt metal recoveries are estimated to average 83.3 percent based on refined cobalt metal production. Cobalt recoveries in hydroxide form are estimated to average 85.0 percent.

Mill and leach stockpiles

Stockpiled copper-bearing material that has been removed from the mine, and for which Phelps Dodge has reasonable certainty of processing, is summarized below. Phelps Dodge begins capitalization of costs for mill and leach stockpiles when it has reasonable certainty that the material will be processed. The capitalized costs are evaluated periodically to ensure carrying amounts are stated at the lower of cost or market. Effective January 1, 2004, for accounting purposes, El Abra (51 percent) and Candelaria (80 percent) are fully consolidated. The Phelps Dodge pro rata basis in the tables below reflects its ownership interests in El Abra (51 percent), Candelaria (80 percent), Ojos del Salado (80 percent), Cerro Verde (53.56 percent) and Morenci (85 percent).

	As of December 31, 2006
		Contained
	Stockpile	copper	Recovery	Recoverable
(In million tons)	material	(%)*	(%)	copper

Mill stockpiles:
100% basis	111	0.47	82.5	0.4
Consolidated basis				0.4
Phelps Dodge pro rata basis				0.3
Leach stockpiles:
100% basis	9,100	0.27	5.6	1.4
Consolidated basis				1.4
Phelps Dodge pro rata basis				1.2

*	Copper grade of ore when placed.

	As of December 31, 2005
		Contained
	Stockpile	copper	Recovery	Recoverable
(In million tons)	material	(%)*	(%)	copper

Mill stockpiles:
100% basis	101	0.47	83.0	0.4
Consolidated basis				0.4
Phelps Dodge pro rata basis				0.3
Leach stockpiles:
100% basis	8,737	0.27	5.8	1.4
Consolidated basis				1.3
Phelps Dodge pro rata basis				1.2

*	Copper grade of ore when placed.

Phelps Dodge employs reasonable estimation methods to determine copper contained in mill and leach stockpiles.

Mill stockpiles

Mill stockpiles contain low-grade ore that has been extracted from the mine and is available for processing to recover the contained copper by milling, concentrating, smelting and refining, or alternatively, by concentrate leaching. The quantity of material delivered to the stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper grades of the material delivered to the mill stockpiles.

Expected copper recovery rates are determined by metallurgical testing. The recoverable copper in mill stockpiles can be extracted into copper concentrate almost immediately upon processing. Estimates of copper contained in mill stockpiles are adjusted as material is added or removed.

Leach stockpiles

Leach stockpiles contain low-grade ore that has been extracted from the mine and is available for processing to recover contained copper through a leaching process. Leach stockpiles are exposed to acidic solutions that dissolve contained copper and deliver it in solution to extraction processing facilities. The quantity of material is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper grade of material delivered to leach stockpiles.

Expected copper recovery rates are determined using small-scale laboratory tests, small- to large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type.

Ultimate recovery of copper contained in leach stockpiles can vary from a very low percentage to more than 90 percent depending on several variables, including type of processing, mineralogy and particle size of the rock. Although as much as 70 percent of the copper ultimately recoverable may be extracted during the first year of processing, recovery of the remaining copper may take many years.

The estimated recoverable copper contained in stockpiles at each mine was as follows:

Year ended December 31,
(In million tons)	2006	2005

Mill stockpiles:
Candelaria	0.3	0.3
Cerro Verde	0.1	0.1

	0.4	0.4

Leach stockpiles:
Morenci	0.3	0.2
El Abra	0.1	0.1
Tyrone	0.1	0.1
Bagdad	0.1	0.1
Cerro Verde	0.1	0.1
Chino	0.6	0.6
Sierrita	0.1	0.2

	1.4	1.4

Total (100% basis)	1.8	1.8

Consolidated basis	1.8	1.7
Phelps Dodge pro rata basis	1.5	1.5

Note: Candelaria mill stockpiles are expected to be processed late in the mine’s life as milling capacity is available. Some of the Cerro Verde mill stockpiles will be processed during initial mill start-up operations in 2007. Leach stockpiles are expected to be processed over the lives of the respective mines.

Phelps Dodge’s estimated share of aggregate copper, molybdenum and cobalt ore reserves was as follows:

Years ended December 31,
	2006	2005	2004	2003	2002

Milling reserves on a pro rata basis (billion tons)(a)	3.2	3.3	4.2	3.5	3.4
Leaching reserves on a pro rata basis (billion tons)(a)	4.5	4.1	4.5	4.0	4.3
Commercially recoverable copper (million tons):
Ore reserves	19.5	17.7	23.2	19.5	19.6
Stockpiles and in-process inventories	1.5	1.5	1.6	1.6	1.4

Total Phelps Dodge pro rata basis	21.0	19.2	24.8	21.1	21.0
Total consolidated basis(b)	27.4	23.7	26.1	N/A	N/A
Commercially recoverable molybdenum (billion pounds)
Phelps Dodge pro rata basis	1.8	1.9	2.1	2.0	2.1
Total consolidated basis	2.0	2.0	2.1	2.0	2.1
Commercially recoverable cobalt (billion pounds)
Phelps Dodge pro rata basis	0.3	N/A	N/A	N/A	N/A
Total consolidated basis	0.6	N/A	N/A	N/A	N/A

(a)	Milling and leaching reserves would have been 4.1 billion and 5.7 billion tons, respectively, as of December 31, 2006, and 4.1 billion and 4.9 billion tons, respectively, as of December 31, 2005, if El Abra, Candelaria, Cerro Verde, Morenci, Ojos del Salado and Tenke were reflected on a 100 percent basis.

(b)	Commercially recoverable copper on a 100 percent basis would have been 28.2 million and 24.5 million tons of copper, respectively, as of December 31, 2006 and 2005, if Morenci was reflected on a 100 percent basis.

The increase in commercially recoverable copper at December 31, 2006, was primarily due to the inclusion of the Tenke Fungurume ore reserves and the El Abra sulfide leach ore reserves, offset by current year production. The decrease in commercially recoverable copper at December 31, 2005, was primarily due to the reduction of Phelps Dodge’s interest in Cerro Verde to 53.56 percent from 82.5 percent, new pit designs at Bagdad, Cerro Verde, Chino, Cobre, Tyrone and Candelaria, as well as 2005 production.

Copper and molybdenum prices

The volatility of copper and molybdenum prices is reflected in the following table, which gives the high, low and average COMEX price of high-grade copper and the Platts Metals Week mean price of molybdenum oxide for each of the last 15 years:

	Cents per pound of copper COMEX			Dollars per pound of molybdenum Dealer Oxide Platts Metals Week
Year	High	Low	Average	High	Low	Mean

1992	116	93	103	2.44	1.82	2.21
1993	107	72	85	2.80	1.82	2.32
1994	140	78	107	17.00	2.68	4.51
1995	146	121	135	17.50	3.90	8.08
1996	131	86	106	5.50	2.90	3.79
1997	123	76	104	4.90	3.52	4.31
1998	86	64	75	4.60	2.00	3.41
1999	85	61	72	2.90	2.48	2.65
2000	93	74	84	2.98	2.15	2.56
2001	87	60	73	2.65	2.15	2.36
2002	78	65	72	8.30	2.40	3.77
2003	104	71	81	7.80	3.15	5.32
2004	154	106	129	33.25	7.20	16.41
2005	228	140	168	40.00	26.00	31.73
2006	408	213	309	28.40	20.50	24.75

Phelps Dodge’s reported ore reserves are economic at the most-recent three-year historical average COMEX copper price of $2.02 per pound and the most-recent three-year historical average molybdenum price of $24.30 per pound (Metals Week Dealer Oxide mean price).

Phelps Dodge develops its business plans using a time horizon that is reflective of the historical moving average for the full price cycle. Through 2006, Phelps Dodge used a long-term average COMEX price of $1.05 per pound of copper, an average molybdenum price of $5.00 per pound (Metals Week Dealer Oxide mean price) and an average cobalt price of $12.00 per pound, along with near-term price forecasts reflective of the current price environment, to develop mine plans and production schedules.

The per pound COMEX copper price during the past 10 years, 15 years and 20 years averaged $1.17, $1.13 and $1.12, respectively. The per pound Metals Week Dealer Oxide molybdenum mean price over the same periods averaged $9.73, $7.88 and $6.66, respectively.

Mineralized material

Phelps Dodge holds various properties containing mineralized material that it believes could be brought into production should market conditions warrant. Permitting and significant capital expenditures would likely be required before operations could commence at these properties. The deposits are estimated to contain the following mineralized material as of December 31, 2006:

		Milling material				Leaching material
		Millions	Percent	Percent	Percent	Millions	Percent	Percent	Phelps Dodge
Property	Location	of tons	copper	molybdenum	cobalt	of tons	copper	cobalt	interest %

Operating copper properties
Morenci	Arizona	255	0.33	—	—	477	0.29	—	85.0
Candelaria(a)	Chile	61	0.53	—	—	—	—	—	80.0
El Abra	Chile	280	0.54	—	—	144	0.25	—	51.0
Tyrone	New Mexico	—	—	—	—	63	0.33	—	100.0
Operating copper/molybdenum properties
Bagdad	Arizona	830	0.32	0.02	—	—	—	—	100.0
Cerro Verde	Peru	624	0.36	0.01	—	8	0.46	—	53.56
Sierrita	Arizona	2,670	0.21	0.02	—	34	0.16	—	100.0
Non-operating copper properties
Ajo	Arizona	205	0.50	—	—	—	—	—	100.0
Cobre	New Mexico	3	0.94	—	—	—	—	—	100.0
Cochise/Bisbee	Arizona	—	—	—	—	276	0.47	—	100.0
Miami	Arizona	—	—	—	—	86	0.39	—	100.0
Safford	Arizona	233	0.73	—	—	52	0.10	—	100.0
Sanchez	Arizona	—	—	—	—	230	0.29	—	100.0
Lone Star	Arizona	—	—	—	—	1,600	0.38	—	100.0
Tohono	Arizona	276	0.70	—	—	404	0.63	—	100.0
Non-operating copper/ cobalt property
Tenke Fungurume	DRC	82	3.11	—	0.28	28	3.05	0.35	57.75
Primary molybdenum properties
Henderson	Colorado	316	—	0.12	—	—	—	—	100.0
Climax underground	Colorado	87	—	0.25	—	—	—	—	100.0
Climax open pit	Colorado	327	—	0.12	—	—	—	—	100.0

(a)	Candelaria consists of both open-pit and underground mines. The stated tonnage also contains 0.004 ounces of gold per ton.

Note: Mineralized material is a mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support the reported tonnage and average grade of metal(s). Such a deposit does not qualify as a reserve until legal and economic feasibility are concluded based upon a comprehensive evaluation of unit costs, grade, recoveries and other material factors.

Sales and competition

U.S. mining operations

A majority of the copper produced or purchased at Phelps Dodge’s U.S. Mining Operations is cast into rod. Rod sales to outside wire and cable manufacturers constituted approximately 74 percent of PDMC’s U.S. sales in 2006, 75 percent in 2005 and 70 percent in 2004. The remainder of Phelps Dodge’s U.S. copper sales is primarily in the form of copper cathode or copper concentrate. Sales of rod and cathode are made directly to wire and cable fabricators and brass mills under contracts principally of a one-year duration. Cathode and rod contract prices are generally based on the prevailing COMEX copper monthly average spot price for shipments in that period. Phelps Dodge generally sells its copper rod and cathode produced at its U.S. Mining Operations at a premium over COMEX prices.

South American mines

Production from Phelps Dodge’s South American Mines is sold as copper concentrate or as copper cathode. Phelps Dodge’s Candelaria mine sells its production in the form of copper concentrate primarily to copper smelters located in Japan and elsewhere in Asia under long-term contracts. Production not committed under long-term contracts is either shipped to North America for smelting at Phelps Dodge’s Miami smelter (under certain circumstances) or sold to other smelters or merchants. A majority of Phelps Dodge’s Ojos del Salado concentrate production is sold to local Chilean smelters. Copper concentrate sold by Phelps Dodge’s South American operations primarily is based on LME prices.

Most of Candelaria’s concentrate contracts allow for an annual pricing election that must be declared prior to the beginning of the contract year. The options allowed under this pricing election are the monthly average price of either (i) the month of shipment or (ii) the third calendar month following the month of arrival of concentrates at destination. During 2006, 2005 and 2004, approximately 90 percent of Candelaria’s concentrate sales were priced on the basis of the third calendar month following the month of arrival.

El Abra produces copper cathodes that are sold primarily under annual or multi-year contracts to Asian or European rod or brass mill customers or to merchants. Cerro Verde produces copper cathode and concentrates. A majority of Phelps Dodge’s Cerro Verde cathode production is shipped to Phelps Dodge’s U.S. rod mills for processing. The remainder of Cerro Verde’s cathode production is sold under annual contracts to South American customers or to merchants on a spot basis. Cathode contract prices are generally based on the prevailing LME copper monthly average spot price in the month of arrival. The copper cathode sold by Phelps Dodge’s international operations generally is sold at a premium over LME prices. In December 2006, Cerro Verde began shipping copper concentrates, which were priced on the basis of the third calendar month following the month of arrival.

Worldwide copper mining operations

Most of the refined copper Phelps Dodge sells is incorporated into electrical wire and cable products worldwide for use in the construction, electric utility, communications and transportation industries. It also is used in industrial machinery and equipment, consumer products and a variety of other electrical and electronic applications.

When Phelps Dodge sells copper as rod, cathode and concentrate, it competes, directly or indirectly, with many other sellers, including at least two other U.S. primary producers, as well as numerous foreign producers, metal merchants, custom refiners and scrap dealers. Phelps

Dodge’s principal methods of competing include pricing, product properties, product quality, customer service and dependability of supply. Some major producers outside the United States have cost advantages resulting from richer ore grades, lower labor costs and, in some cases, a lack of strict regulatory requirements. Phelps Dodge believes that its ongoing programs to contain costs, improve productivity, employ new technologies, and find large-scale copper and copper/gold deposits will significantly narrow these cost advantages and place us in a more competitive position with respect to a number of its international competitors.

Other materials that compete with copper include aluminum, plastics, stainless steel and fiber optics.

From time to time, Phelps Dodge engages in hedging programs designed to enable it to realize current average prices for metal delivered or committed to be delivered. Phelps Dodge also has entered into price protection arrangements from time to time, depending on market circumstances, to ensure a minimum price for a portion of expected future sales.

Primary molybdenum segment

Molybdic oxide is used primarily in the steel industry for corrosion resistance, strengthening and heat resistance. Approximately 80 percent of molybdenum production is used in this application. Molybdenum chemicals are used in a number of diverse applications such as lubricants, additives for water treatment, feedstock for the production of pure molybdenum metal and catalysts used for petroleum refining. Pure molybdenum metal powder products are used in a number of diverse applications, such as lighting, electronics and specialty steel alloys. Approximately 60 percent of Phelps Dodge’s expected 2007 molybdenum production is committed for sale throughout the world pursuant to annual or quarterly agreements based primarily on prevailing market prices one month prior to the time of sale.

The metallurgical market for molybdenum is characterized by cyclical and volatile prices, little product differentiation and strong competition. The chemical market is more diverse and contains more specialty products and segments. In both markets, prices are influenced by production costs of domestic and foreign competitors, worldwide economic conditions, world and regional supply/demand balances, inventory levels, governmental regulatory actions, currency exchange rates and other factors. Molybdenum prices also are affected by the demand for end-use products in, for example, the construction, transportation and durable goods markets. A substantial portion of world molybdenum is produced as a by-product of copper mining, which is relatively insensitive to molybdenum price levels. By-product production was estimated at approximately 65 percent of global molybdenum production in 2006.

Prices, supply and consumption

Worldwide copper mining operations

Copper is an internationally traded commodity, and its price is effectively determined by the major metals exchanges—COMEX, the LME and the Shanghai Futures Exchange (SHFE). Prices on these exchanges generally reflect the worldwide balance of copper supply and demand, but also are influenced significantly, from time to time, by speculative actions and by currency exchange rates.

Copper is a critical component of the world’s infrastructure. The demand for copper ultimately reflects the rate of underlying world economic growth, particularly in industrial production and construction. Copper’s end-use markets reflect its fundamental role in the world economy. Copper’s end-use markets (and their estimated shares of total consumption) are (i) construction

(38 percent), (ii) electrical applications (28 percent), (iii) industrial machinery (13 percent), (iv) transportation (11 percent) and (v) consumer products (10 percent). Since 1990, refined copper consumption grew by an estimated compound annual growth rate of 3.1 percent to 17.6 million tons, according to published data by the World Bureau of Metals Statistics (WBMS) and Phelps Dodge’s estimate for 2006. This rate of increase was slightly higher than the growth rate of 2.9 percent for world industrial production over the same period. Asian copper consumption, led by China, has been particularly strong, increasing by approximately 6 percent from 1990. Asia now represents approximately half of the world’s refined copper consumption, compared with approximately 22 percent for Western Europe and approximately 20 percent for the Americas.

From 1990 through 2006, refined copper production has grown at an average annual rate of approximately 3 percent, based on published data by the WBMS and Phelps Dodge’s estimates for 2006.

Copper consumption is closely associated with industrial production and, therefore, tends to follow economic cycles. During an expansion, demand for copper tends to increase, thereby driving up the price. As a result, copper prices are volatile and cyclical. During the past 15 years, the LME price of copper averaged $1.126 per pound and ranged from a high annual average price of $3.049 per pound in 2006 to a low annual average price of 70.6 cents per pound in 2002. In addition, during the past 15 years, the COMEX price of copper averaged $1.135 per pound and has ranged from a high annual average price of $3.089 per pound in 2006 to a low annual average price of 71.6 cents per pound in 2002.

In 2006, the average COMEX price of $3.089 per pound was $1.407 above the average for 2005. Continued low global inventory levels, improved consumption in most regions, increased speculative investment in commodities and unanticipated production shortfalls resulted in record high copper prices throughout the year. During 2006, Phelps Dodge estimates global refined copper production and copper consumption grew by approximately 5 percent and 4 percent, respectively. Consumption continued to be strong in Asia, specifically in China, which experienced growth of approximately 5 percent in 2006, a slightly slower pace than in prior years. In addition, as a result of stronger economic activity, European copper consumption improved, growing approximately 5 to 6 percent. During 2006, U.S. demand for copper was down approximately 3 to 4 percent as a result of slowing in the residential housing and auto markets. Visible exchange inventories increased by approximately 86,000 metric tons over the prior year to approximately 242,000 metric tons.

In 2005, the average COMEX price of $1.682 per pound was almost 40 cents above the prior year’s average. Critically low global inventory levels combined with production shortfalls more than offset the effects of lower than anticipated consumption levels. Refined production was estimated to increase approximately 4.9 percent year-on-year while consumption was estimated to increase by a modest 1 percent year-on-year. Consumption was again led by Asia, specifically China, which grew at approximately 7.5 percent year-on-year. U.S. demand for copper cathode was down 7.0 percent for the year due to de-stocking of inventory build in 2004. Exchange inventories were up slightly, 32,000 metric tons over the prior year, to approximately 156,000 metric tons.

In 2004, the average COMEX price of $1.290 per pound was almost 50 cents above the previous-year average. The large increase in price was led by year-on-year consumption growth of approximately 7.5 percent. This was only partially offset by a more modest growth in refined production of 5.1 percent. Consumption was driven by Asia, which Phelps Dodge estimates grew approximately 9.7 percent year-on-year led by China, which experienced an estimated 15 percent growth year-on-year. Demand also benefited from a recovery in the U.S. manufacturing sector. Phelps Dodge estimates that U.S. copper consumption grew by approximately 9.0 percent year-on-year in 2004. Production increases were drawn from restarted idled capacity and brownfield expansions. Only one significant greenfield project began production in 2004. The imbalance between supply and demand drove exchange inventories down more than 80 percent, or 675,000 metric tons.

Primary molybdenum segment

Molybdenum demand is heavily dependent on the worldwide steel industry, which uses the metal as a hardening and corrosion inhibiting agent. Approximately 80 percent of molybdenum is used for this application. The balance is used in specialty chemical applications such as refinery catalysts, water treatment and lubricants.

During 2006, primary mine production increased in both North America and China, although production in China remains difficult to estimate. By-product molybdenum production decreased from 2005 levels primarily due to lower production in South America. Tight supply of western, high-quality materials continued throughout the first half of 2006 and eased in the second half as demand slowed in the metallurgical segment. Western roaster capacity constraints were reduced in 2006 as increased capacity was realized and by-product supply decreased. Overall, market fundamentals shifted from a supply deficit in the first half of 2006 to a slight surplus late in the year, with the overall year being relatively balanced.

Although prices were lower than those experienced in 2005, 2006 molybdenum prices remained at historically high levels. Annual Metals Week Dealer Oxide mean prices averaged $24.75 per pound in 2006, compared with $31.73 per pound in 2005 and $16.41 per pound in 2004. Strong demand, which has outpaced supply over the past several years, has continued and inventory levels throughout the industry remain low. The majority of Phelps Dodge’s molybdenum sales are based on published pricing (i.e., Platts Metals Week, Ryan’s Notes or Metal Bulletin) plus a premium. The remaining sales are priced on a fixed basis (capped), or on a variable basis within certain ranges for periods of varying duration. Given this mix of pricing, Phelps Dodge received an average realized price of $21.86 per pound in 2006, compared with $25.88 per pound in 2005 and $12.65 per pound in 2004, reflecting a broad mix of upgraded molybdenum products as well as technical-grade molybdic oxide.

Costs

Worldwide copper mining operations

Energy, including electricity, diesel fuel and natural gas, represents a significant portion of production costs at Phelps Dodge’s operations. To moderate or offset the impact of increasing energy costs, Phelps Dodge uses a combination of multi-year energy contracts put in place at various points in the price cycle, as well as self-generation and diesel fuel and natural gas hedging. Additionally, Phelps Dodge enters into price protection programs for its diesel fuel and natural gas purchases to protect against significant short-term upward movements in energy prices while maintaining the flexibility to participate in any favorable price movements. However, because energy is a significant portion of Phelps Dodge’s production costs, it could be negatively impacted by future energy availability issues or increases in energy prices. For example, as Phelps Dodge’s diesel fuel and natural gas price protection programs were extended at gradually increasing prices, its energy cost per pound of copper increased in 2006. In 2007,

Phelps Dodge may continue to experience higher energy costs if prices remain at the levels experienced in 2006.

Phelps Dodge continues to explore alternatives to moderate or offset the impact of increasing energy costs. In late 2004, Phelps Dodge purchased a one-third interest in the partially constructed Luna power plant located near Deming, New Mexico. In April 2006, Luna became operational. Public Service Company of New Mexico (PNM), a subsidiary of PNM Resources, and Tucson Electric Power, a subsidiary of Unisource Energy Corporation, partnered with Phelps Dodge in the purchase of Luna. Each partner owns a one-third interest and each is responsible for a third of the costs and expenses. PNM is the operating partner of the plant. Approximately 190 megawatts, or one-third of the plant’s electricity, is available to satisfy the electricity demands of PDMC’s New Mexico and Arizona operations. Electricity in excess of PDMC’s demand is sold on the wholesale market. Phelps Dodge’s interest in this efficient, low-cost plant, which utilizes natural gas, is expected to continue to stabilize its southwest U.S. operations’ energy costs and increase the reliability of its energy supply.

To mitigate Phelps Dodge’s exposure to increases in diesel fuel and natural gas prices, it utilizes several price protection programs designed to protect against a significant short-term upward movement in prices. Phelps Dodge’s diesel fuel price protection program consists of a combination of purchased, diesel fuel and natural gas call option contracts and fixed-price swaps for its North American and Chilean operations. The call option contracts give the holder the right, but not the obligation, to purchase a specific commodity at a pre-determined dollar cost, or “strike price.”

Diesel fuel call options mitigate a portion of Phelps Dodge’s exposure to volatile markets by capping the cost of the commodity if prices rise above the strike price. If the price of diesel fuel is less than the strike price, Phelps Dodge has the flexibility to purchase diesel fuel at prices lower than the strike price and the options expire with no value. The swaps allow us to establish a fixed price for a specific commodity for delivery during a specific future period.

Phelps Dodge’s natural gas price protection program consists of purchasing call options for its North American operations. Call options cap the commodity purchase cost at the strike price while allowing Phelps Dodge the ability to purchase natural gas at a lower cost when market prices are lower than the strike price.

As a result of the above-mentioned programs, for 2006, 2005 and 2004 Phelps Dodge was able to reduce and partially mitigate the impacts of volatile electricity markets and rising diesel fuel and natural gas prices. Nevertheless, Phelps Dodge pays more for its energy needs during times of higher energy prices. Energy consumed in Phelps Dodge’s mines and smelter was 20.2 cents per pound of its copper production cost in 2006, compared with 19.5 cents in 2005 and 14.6 cents in 2004.

In addition, Phelps Dodge realized cost increases in 2006 that were the result of the overall improved business climate. Some of these cost increases were anticipated. For example, Phelps Dodge realized additional compensation costs resulting from certain employee bonus and variable-compensation programs that are contingent on copper price and/or company performance. Additionally, Phelps Dodge’s decision to bring back into production certain higher-cost properties, in response to strong demand for copper, has increased its average cost of copper production. Other costs that have increased due to business conditions include taxes, freight and transportation, smelting and refining rates, and materials and supplies that are manufactured from metal or fossil fuels. Phelps Dodge would anticipate that at least a portion of these cost increases may reverse in periods of lower metal and commodity prices.

Environmental and other regulatory matters

U.S. mining operations

Significant federal environmental programs

Phelps Dodge’s operations in the United States are subject to stringent federal, state and local laws and regulations related to improving or maintaining environmental quality. Phelps Dodge’s global operations also are subject to many environmental protection laws in the jurisdictions where it operates. Phelps Dodge pursues environmental performance at all of its operations with the same diligence that it pursues financial, health and safety performance. Phelps Dodge is committed to pollution prevention and responsible environmental stewardship worldwide.

Environmental regulatory programs create potential liability for Phelps Dodge’s domestic operations, which may result in requirements to perform environmental investigations or corrective actions under federal and state laws and federal and state Superfund requirements. Major environmental programs and developments of particular interest are summarized in the paragraphs that follow.

Most air emissions from Phelps Dodge’s domestic operations are subject to regulation under the federal Clean Air Act (CAA) and related state laws. These laws impose permitting, performance standards, emission limits, and monitoring and reporting requirements on sources of regulated air pollutants.

Several of Phelps Dodge’s domestic operations have obtained major source operating permits under Title V of the CAA and related state laws. Facilities with a smelter, rod mill, molybdenum roaster or power plants are the primary examples of Phelps Dodge’s operations that are subject to this program. These permits typically do not impose new substantive requirements, but rather incorporate all existing requirements into one permit. However, they can increase compliance costs by imposing new monitoring requirements, such as more frequent emission testing, to demonstrate compliance with existing requirements. The process of developing and renewing these comprehensive permits also can bring to light new or previously unknown agency interpretations of existing regulations, which also may increase compliance costs.

Phelps Dodge’s smelter is subject to one or more Maximum Achievable Control Technology (MACT) standards under the CAA. These standards do not have immediate compliance dates; instead they allow two or three years after promulgation to provide the opportunity to come into compliance or to reduce emissions to avoid regulation before the compliance date. For example, the copper smelter MACT standard was issued in 2002, and the compliance date for that standard was June 2005. Phelps Dodge continues to monitor the development and implementation of other MACT standards.

Most discarded materials from Phelps Dodge’s domestic operations are subject to regulation as solid waste under the federal Resource Conservation and Recovery Act (RCRA) and related state laws. These laws impose design, operating, closure and post-closure care requirements on facilities used to store, treat or dispose of solid waste.

Mineral extraction (mining) and beneficiation (the concentration of economic minerals) occur at Phelps Dodge’s mining operations. The solid wastes uniquely associated with these activities are exempt from hazardous waste regulation. Mineral processing (the segregation of minerals or the alteration of a mineral from one mineralogic state to another) occurs at Phelps Dodge’s smelter, refinery and molybdenum roasting operations. Except for a list of 20 exempt processing wastes (three of which include wastes from copper mineral processing operations), all mineral processing wastes generated at Phelps Dodge’s U.S. Mining Operations are subject to hazardous waste regulation if they exhibit a hazardous waste characteristic or if the U.S. Environmental Protection Agency (EPA) specifically designates them as a listed hazardous waste. In 1998, EPA finalized its supplemental Land Disposal Restriction Phase IV (LDR) rules that imposed regulation on certain hazardous mineral processing wastes. This final LDR rule also subjects certain mineral processing wastes that exhibit a hazardous waste characteristic to stringent treatment standards if the materials are disposed on land. A portion of the LDR rule was judicially vacated on appeal in 2000. While EPA’s final LDR rule likely will require us to continue to make expenditures to manage hazardous mineral processing wastes, it is not possible to determine the full impact on us of the new LDR requirements until the requirements are fully adopted and implemented.

The federal Emergency Planning and Community Right-to-Know Act (EPCRA) was expanded in 1997 to cover mining operations. This law requires companies to report to EPA the amount of certain materials managed in or released from their operations each year. Annually, Phelps Dodge reports a significant volume of naturally occurring minerals and other substances that it managed during the previous year. While these materials are very high in volume, how they are safely managed is governed by existing regulations and permit requirements outside of EPCRA.

The federal National Pollutant Discharge Elimination System (NPDES) program requires a permit for the point source discharge of pollutants to surface waters that qualify as waters of the United States. Although most states, including Arizona and Colorado, have received authorization to implement this program in lieu of EPA, New Mexico has not received such authorization and therefore the NPDES permit program in New Mexico continues to be implemented primarily by EPA. The NPDES permit program also regulates the discharge of storm water runoff from active and inactive mines and construction activities. EPA and authorized states have issued general permits that cover storm water discharges from active and inactive mines. Phelps Dodge likely will continue to have to make expenditures to comply with the NPDES permit program, especially as the program continues to expand as applied to storm water discharges.

The Clean Water Act requires states to periodically evaluate surface waters to determine whether they meet levels of water quality adequate to support the designated uses of the waters as determined by the state. Surface waters that do not meet water quality standards may be identified as impaired waters. Waters listed as impaired must be further evaluated by the state. Unless further study shows that the water is not impaired, the state must establish a “total maximum daily load” (TMDL) for the water. A TMDL must establish the allowable pollutant load and allocate the allowable load among the sources of the pollutant. Following the establishment of a TMDL, sources of the pollutant may be required to take measures to reduce the pollutant load to acceptable levels. Some of Phelps Dodge’s operations are located in the vicinity of waters that are listed as impaired and for which TMDLs have been or may be established. Operations in the vicinity of such waters may be required to take measures to reduce pollutant loading to the listed waters.

Significant Arizona environmental and reclamation programs

ADEQ has adopted regulations for its aquifer protection permit (APP) program that replaced the previous Arizona groundwater quality protection permit regulations. Several of Phelps Dodge’s properties continue to operate pursuant to the transition provisions for existing facilities under APP regulations. APP regulations require permits for certain facilities, activities and structures for mining, concentrating and smelting. APP requires compliance with aquifer water quality standards at an applicable point of compliance well or location. APP also may require mitigation and discharge reduction or elimination of some discharges. Existing facilities operating under APP transition provisions are not required to modify operations until requested by the state of Arizona, or unless a major modification at the facility alters the existing discharge characteristics.

An application for an APP requires a description of a closure strategy to meet applicable groundwater protection requirements following cessation of operations and a cost estimate to implement the closure strategy. An APP may specify closure requirements, which may include post-closure monitoring and maintenance requirements. A more detailed closure plan must be submitted within 90 days after a permittee notifies ADEQ of its intent to cease operations. A permit applicant must demonstrate its financial capability to meet the closure costs required under the APP. In 2005, ADEQ amended the financial assurance requirements under APP regulations. As a result of the amendments, facilities covered by APPs may have to provide additional financial assurance demonstrations or mechanisms for closure and post-closure costs.

Phelps Dodge has received an APP for its Morenci operations, Safford development property, portions of its Bagdad and Miami mines, a sewage treatment facility at Ajo, and a closed tailing impoundment in Clarkdale, Arizona. Phelps Dodge has submitted proposed modifications to the Clarkdale APP to reflect capping actions taken in 2006. Phelps Dodge has conducted groundwater studies and submitted APP applications for several of its other properties and facilities, including the Bagdad, Sierrita, Miami and Bisbee mines, and United Verde branch. Permits for most of these other properties and facilities likely will be issued by ADEQ in the first half of 2007. Phelps Dodge will continue to submit all required APP applications for its remaining properties and facilities, and for modifications to its existing operations, as well as for any new properties or facilities. Phelps Dodge does not know what APP requirements are going to be for all existing and new facilities and, therefore, it is not possible to estimate costs associated with those requirements. Phelps Dodge is likely to continue to have to make expenditures to comply with the APP program.

At Phelps Dodge’s Sierrita and Bisbee properties, ADEQ has proposed detailed requirements to protect public drinking water sources with respect to non-hazardous substances, such as sulfate. Sierrita has signed a Mitigation Order with ADEQ to address sulfate-impacted groundwater that is used for drinking water purposes. A similar draft Mitigation Order is being negotiated for Bisbee. Financial assurance, in the same form used for the Arizona APP program, will likely be required for any long-term measures implemented under these Mitigation Orders.

Portions of Phelps Dodge’s Arizona mining operations that operated after January 1, 1986, also are subject to the Arizona Mined Land Reclamation Act (AMLRA). AMLRA requires reclamation to achieve stability and safety consistent with post-mining land use objectives specified in a reclamation plan. Reclamation plans require approval by the State Mine Inspector and must include a cost estimate to perform the reclamation measures specified in the plan. Financial assurance must be provided under AMLRA covering the estimated cost of performing the reclamation plan.

Both under APP regulations and AMLRA, a publicly traded company may satisfy the financial assurance requirements by showing that its unsecured debt rating is investment grade and that it meets certain requirements regarding assets in relation to estimated closure and post-closure cost and reclamation cost estimates. Phelps Dodge’s senior unsecured debt currently carries an investment-grade rating. Additionally, Phelps Dodge currently meets another financial strength test under Arizona law that is not ratings dependent. Under the amended APP regulations, Phelps Dodge has provided guarantees for the financial assurance obligations of its subsidiaries that have pending APP permits and has provided financial strength demonstrations for pending APP permits that will be issued to Phelps Dodge.

At December 31, 2006 and 2005, Phelps Dodge had accrued closure costs of approximately $74 million and $68 million, respectively, for its Arizona operations. The amount of financial assurance currently demonstrated for closure and reclamation activities is approximately $174 million. If Phelps Dodge’s credit rating for senior unsecured debt falls below investment grade, and if it could not meet the alternative financial strength test that is independent of debt ratings, its Arizona mining operations might be required to supply financial assurance in another form.

Ore mining at Cyprus Tohono ceased in July 1997, but copper cathode production continued from existing stockpiles until early 1999 at which time the site was placed on care-and-maintenance status. As a result of higher copper prices, the facility restarted operations to recover copper from existing leach stockpiles in the 2004 fourth quarter, which allowed initial cathode production in January 2005. Many of these facilities are covered by Mine Plans of Operations (MPOs) issued by BLM. The leases and MPOs impose certain environmental compliance, closure and reclamation requirements upon Cyprus Tohono. The closure and reclamation requirements under the leases require action to be taken upon termination of the leases, which currently expire between 2012 and 2017, unless terminated earlier in accordance with the terms of the lease. Previous studies indicate that closure and reclamation requirements, excluding any potential Superfund environmental response costs, are estimated at approximately $5 million. Phelps Dodge has provided interim financial assurance in the amount of $5.1 million, of which $5.0 million is in the form of a corporate performance guarantee. Cyprus Tohono has committed to update previous closure and reclamation studies and associated cost estimates by June 2007.

Significant New Mexico environmental and reclamation programs

Phelps Dodge’s New Mexico operations, Chino, Tyrone, Cobre and Phelps Dodge Hidalgo, Inc. (Hidalgo), each are subject to regulation under the New Mexico Water Quality Act and the Water Quality Control Commission (WQCC) regulations adopted under that Act. The New Mexico Environmental Department (NMED) has required each of these operations to submit closure plans for NMED’s approval. The closure plans must describe measures to be taken to prevent groundwater quality standards from being exceeded following the closure of discharging facilities and to abate any groundwater or surface water contamination.

Chino, Tyrone and Cobre also are subject to regulation under the New Mexico Mining Act (the Mining Act), which was enacted in 1993, and the Mining Act Rules, which are administered by the Mining and Minerals Division of the New Mexico Energy, Minerals and Natural Resources Department (MMD). Under the Mining Act, Chino, Tyrone and Cobre are required to submit and obtain approval of closeout plans describing the reclamation to be performed following closure of the mines or portions of the mines.

Financial assurance is required to ensure that funding will be available to perform both the closure and the closeout plans if the operator is not able to perform the work required by the plans. The amount of the financial assurance is based upon the estimated cost for a third party to complete the work specified in the plans, including any long-term operation and maintenance, such as operation of water treatment systems. NMED and MMD calculate the required amount of financial assurance using a “net present value” (NPV) method, based upon approved discount and escalation rates, when the closure plan and/or closeout plan require performance over a long period of time.

In April 2005, the governor of New Mexico signed Senate Bill 986, effective June 17, 2005, that removes the requirement to provide financial assurance for the gross receipts tax levied on closure work. As a result of this legislation, NMED and MMD have approved reductions of approximately $27 million (NPV basis) from the total amount of financial assurance required.

Phelps Dodge’s cost estimates to perform the work itself (internal cost basis) generally are lower than the cost estimates used for financial assurance due to its historical cost advantages, savings from the use of its own personnel and equipment as opposed to third-party contractor costs, and opportunities to prepare the site for more efficient reclamation as mining progresses.

At December 31, 2006 and 2005, Phelps Dodge had accrued closure costs of approximately $296 million and $263 million, respectively, for its New Mexico operations.

Significant Colorado reclamation programs

Phelps Dodge’s Climax and Henderson mines in Colorado are subject to permitting requirements under the Colorado Mined Land Reclamation Act, which requires approval of reclamation plans and provisions for financial assurance. These mines have had approved mined-land reclamation plans for several years and have provided the required financial assurance to the state of Colorado in the amount of $52.4 million and $28.5 million, respectively, for Climax and Henderson. Climax financial assurance comprises a single surety bond; Henderson financial assurance comprises $18.2 million in collateralized Climax Molybdenum water rights, a $10.1 million surety bond and a letter of credit in the amount of $0.2 million. As a result of adjustments to the approved cost estimates for various reasons, the amount of financial assurance requirements can increase or decrease over time. In 2005, Phelps Dodge finalized Henderson’s reclamation plan and related financial assurance with the Colorado Division of Reclamation Mining and Safety, which resulted in a revision of Phelps Dodge’s asset retirement obligation (ARO) estimates. At December 31, 2006 and 2005, Phelps Dodge had accrued closure costs of approximately $23 million and $24 million, respectively, for its Colorado operations.

Avian mortalities and natural resources damage claims

Since the fall of 2000, Phelps Dodge has been sharing information and discussing various approaches with the U.S. Fish and Wildlife Service (FWS) in conjunction with FWS investigations of avian mortalities at some of Phelps Dodge’s mining operations, including Cyprus Tohono, Tyrone, Chino and Morenci. As a result of FWS investigations, federal authorities have raised issues related to avian mortalities under two federal laws, the Migratory Bird Treaty Act (MBTA) and the natural resource damages provision of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA). As part of the discussions regarding the MBTA, FWS has requested that the mining operations undertake various measures to reduce the potential for future avian mortalities, including measures to eliminate or reduce avian access to ponds that contain acidic water. FWS interprets the MBTA as strictly prohibiting the unauthorized taking of any migratory bird, and there are no licensing or permitting provisions under the MBTA that would authorize the taking of migratory birds as a result of industrial operations such as mining.

On August 9, 2004, a plea agreement was entered in the U.S. District Court for the District of Arizona to resolve MBTA charges at Morenci, under which Morenci pled guilty to one misdemeanor count. The plea agreement requires Morenci to implement a corrective action plan to address the avian concerns at that mine during a five-year probation period. The plea agreement also required payment of a $15,000 fine and expenditures totaling $90,000 toward identifying options to conduct mitigation projects and bird rehabilitation. At December 31, 2006, Phelps Dodge was in compliance with the plea agreement.

On August 30, 2005, the United States Court for the District of New Mexico entered a plea agreement to resolve MBTA charges at Tyrone, under which Tyrone also pled guilty to one misdemeanor count. The Tyrone plea agreement is similar to the Morenci plea agreement and requires Tyrone to implement a corrective action plan to address the avian concerns at Tyrone during a five-year probation period. The corrective action plan includes implementation of the tailing closure project required under Tyrone’s approved closure and closeout permits. The plea agreement also requires payment of a $15,000 fine and a $15,000 contribution for avian habitat restoration and/or migratory bird studies, and acknowledged a previous $5,000 contribution by Tyrone toward bird rehabilitation. At December 31, 2006, Phelps Dodge was in compliance with the plea agreement.

Phelps Dodge received a letter, dated August 21, 2003, from the U.S. Department of Interior as trustee for certain natural resources, and on behalf of trustees from the states of New Mexico and Arizona, asserting claims for natural resource damages relating to the avian mortalities and other matters. The notice cited CERCLA and the Clean Water Act and identified alleged releases of hazardous substances at the Chino, Tyrone and Continental (Cobre Mining Company) mines in New Mexico and the Morenci mine in Arizona. In addition to allegations of natural resource damages relating to avian mortalities, the letter alleges damages to other natural resources, including other wildlife, surface water and groundwater. The letter was accompanied by a Preassessment Screen report. On July 13, 2004, Phelps Dodge entered into a Memorandum of Agreement (MOA) to conduct a cooperative assessment of the alleged injury. Phelps Dodge has entered into tolling agreements with the trustees to toll the statute of limitations while Phelps Dodge and the trustees engage in the cooperative assessment process.

The Bureau of Indian Affairs (BIA) and the Nation have notified Cyprus Tohono of potential claims for natural resource damages resulting from groundwater contamination and avian mortalities. Phelps Dodge has entered into a cooperative assessment process with federal and tribal trustees.

On February 6, 2004, Phelps Dodge received a Notice of Intent to Initiate Litigation for Natural Resource Damages from the New Jersey Department of Environmental Protection (NJDEP) for the United States Metals Refining Company site. Phelps Dodge offered to settle New Jersey’s claim either through restoration work or a cash payment. Phelps Dodge is involved in ongoing negotiations with NJDEP to resolve the New Jersey claim.

The Kansas Trustee Council has notified Cyprus Amax of the Council’s intent to perform a natural resource damage assessment at the Cherokee County Superfund site in Cherokee County, Kansas. The Council has initiated the assessment. Cyprus Amax is in settlement discussions with the Council to resolve its potential natural resource damage liabilities at the site.

Significant international closure and reclamation programs

Sociedad Minera Cerro Verde S.A.A.  On August 15, 2005, the Peruvian Ministry of Energy and Mines published the final regulation associated with the Mine Closure Law. The regulation required companies to submit closure plans for existing projects within one year after August 15, 2005, and for new projects within one year after approval of the Environmental Impact Statement. Additionally, the regulation sets forth the financial assurance requirements, including guidance for calculating the estimated cost and the types of financial assurance instruments that can be utilized.

In accordance with the new regulation, Cerro Verde submitted its closure plan on August 14, 2006. Cerro Verde is also in the process of determining its financial assurance obligations associated with the new regulation, which is not required to be submitted to the Peruvian Ministry of Energy and Mines until early 2008. Based on the submitted closure plan’s scope of work, the revised site-wide cost estimate is approximately $78 million (undiscounted, unescalated and on a third-party cost basis). At December 31, 2006 and 2005, Cerro Verde had accrued closure costs of approximately $15 million and $5 million, respectively.

Other.  On February 7, 2004, the Chilean Ministry of Mining published and passed a modification to its mining safety regulations. The current published regulation requires a company to submit a reclamation plan within five years of the published regulation. In the 2005 fourth quarter, El Abra and Candelaria completed their comprehensive review of the revised cost estimates based on existing regulations, which resulted in a revision to the ARO estimates. ARO estimates may require further revision if new interpretations or additional technical guidance are published to further clarify the regulation. Final closure plans and related financial assurance requirements will be filed with the Ministry before February 2009. At December 31, 2006 and 2005, Phelps Dodge had accrued closure costs of approximately $26 million and $20 million, respectively, for its Chilean operations.

Other environmental and reclamation matters

Some portions of Phelps Dodge’s mining operations located on public lands are subject to mine plans of operation approved by BLM. BLM’s regulations include financial assurance requirements for reclamation plans required as part of the approved plans of operation. As a result of recent changes to BLM’s regulations, including more stringent financial assurance requirements, increases in existing financial assurance amounts held by BLM could be required. Currently, financial assurance for Phelps Dodge’s operations held by BLM totals $3.6 million.

Phelps Dodge is investigating available options to provide additional financial assurance and, in some instances, to replace existing financial assurance. Phelps Dodge has reduced its use of surety bonds in support of financial assurance obligations in recent years due to significantly increasing costs and because many surety companies require a significant level of collateral supporting the bonds. If remaining surety bonds are unavailable at commercially reasonable terms, Phelps Dodge could be required to post other collateral or cash or cash equivalents directly in support of financial assurance obligations.

Portions of Title 30, Chapter 2, of the United States Code govern access to federal lands for exploration and mining purposes (the General Mining Law). In 2003 and again in late 2005, legislation was introduced in the U.S. House of Representatives to amend the General Mining Law. Similar legislation was introduced in Congress during the 1990s. None of these bills has been enacted into law. Concepts in the legislation over the years have included the payment of royalties on minerals extracted from federal lands, payment of fair market value for patenting federal lands and reversion of patented lands used for non-mining purposes to the federal government. Several of these same concepts and others likely will continue to be pursued legislatively in the future.

The federal Endangered Species Act protects species listed by FWS as endangered or threatened, as well as designated critical habitats for those species. Some listed species and critical habitats may be found in the vicinity of Phelps Dodge’s mining operations. When a federal permit is required for a mining operation, the agency issuing the permit must determine whether the activity to be permitted may affect a listed species or critical habitat. If the agency concludes that the activity may affect a listed species or critical habitat, the agency is required to consult with FWS concerning the permit. The consultation process can result in delays in the permit process and the imposition of requirements with respect to the permitted activities as are deemed necessary to protect the listed species or critical habitat. The mine operators also may be required to take or avoid certain actions when necessary to avoid affecting a listed species.

Ownership of property

U.S. mining operations

In the United States, most of the land occupied by Phelps Dodge’s copper and molybdenum mines, concentrators, SX/EW facilities, smelter, refinery, rod mills, and molybdenum roasters, processing facilities and the Climax technology center generally is owned by, or is located on unpatented mining claims owned by, Phelps Dodge. Certain portions of Phelps Dodge’s Henderson, Miami, Bagdad, Sierrita, Tyrone, Chino and Cobre operations are located on government-owned land and are operated under a Mine Plan of Operations, or other use permit. The Sierrita operation leases property adjacent to its mine upon which its electrowinning tankhouse is located. Cyprus Tohono Corporation holds leases for land, water and business purposes on land owned by the Nation. Various federal and state permits or leases on government land are held for purposes incidental to mine operations.

South American mining

At the Candelaria, Ojos del Salado, El Abra and Cerro Verde operations in South America, mine properties and facilities are controlled through mining concessions under the general mining laws of the relevant country. The concessions are owned or controlled by the operating companies in which Phelps Dodge or its subsidiaries have an ownership interest.

African deposit

At the Tenke Fungurume operations in the DRC, mine properties and facilities are controlled through mining concessions under general mining laws. The concessions are owned or controlled by the operating companies in which Phelps Dodge or its subsidiaries have an ownership interest.

Primary molybdenum operations

Climax’s Rotterdam processing operation is located on leased property. Phelps Dodge has leased the land through a series of three 25-year lease periods that commenced on December 1, 1964. The lease agreement will expire on November 30, 2039, unless Phelps Dodge chooses not to use its renewal option for the third extension of 25 years, in which case the lease will end on November 30, 2014.

Phelps Dodge Industries

PDI, Phelps Dodge’s international manufacturing division, consists of Phelps Dodge’s Wire and Cable segment, which produces engineered products principally for the global energy sector. Its operations are characterized by products with internationally competitive costs and quality, and specialized engineering capabilities.

Prior to the 2006 first quarter dispositions, PDI consisted of two reportable segments—Specialty Chemicals and Wire and Cable. Specialty Chemicals consisted of Columbian Chemicals Company and its subsidiaries, one of the world’s largest producers of carbon black. Additionally, the Wire and Cable segment also produced magnet wire and specialty conductors.

Wire and cable segment

Prior to the 2006 first quarter dispositions, the Wire and Cable segment consisted of three worldwide product line businesses comprising magnet wire, energy cables and specialty conductors. Magnet wire had manufacturing facilities in Indiana; Monterrey, Mexico; and Suzhou, China; and had closed facilities in North Carolina, Texas and Kentucky. HPC, which produced specialty conductors, had manufacturing facilities in South Carolina and Georgia and had closed facilities in New Jersey. During the early 2000s, and through the sale of Phelps Dodge’s North American magnet wire and HPC assets, both businesses had restructured and consolidated certain of their operations to reduce costs and to strengthen their competitiveness in the global market place. As a result, asset impairment charges or write-downs were recorded for both magnet wire and HPC of approximately $39.2 million pre-tax ($34.5 million, after-tax) on a cumulative basis for the years 2002 through 2005.

On November 15, 2005, Phelps Dodge entered into an agreement to sell substantially all its North American magnet wire assets to Rea for approximately $125 million in cash, subject to a working capital adjustment at the time of closing. The transaction was completed on February 10, 2006, resulting in net sales proceeds of approximately $132 million, net of approximately $10 million in taxes and related expenses.

On March 4, 2006, Phelps Dodge entered into an agreement to sell HPC to IWG. Under the agreement, IWG purchased the stock of HPC, as well as certain copper inventory. The transaction was completed on March 31, 2006, resulting in total net sales proceeds, exclusive of the contingent payment, of approximately $48 million (net of approximately $4 million in taxes and related expenses).

Phelps Dodge International Corporation manufactures energy cables for international markets in factories located in nine countries. Phelps Dodge provides management, marketing assistance, technical support, and engineering and purchasing services to these companies. Three of Phelps Dodge’s international wire and cable companies have continuous-cast copper rod facilities, and three of its international wire and cable companies have continuous-cast aluminum rod facilities. Phelps Dodge has majority interests in companies with production facilities in eight countries—Brazil, Chile, China, Costa Rica, Honduras, Thailand, Venezuela and Zambia. Phelps Dodge also has minority interests in companies located in Hong Kong and the Philippines, accounted for on the equity basis, and in a company located in India, accounted for on the cost basis. Phelps Dodge operates distribution centers in nine countries in addition to the United States—Guatemala, El Salvador, Honduras, Panama, Puerto Rico, Colombia, Mexico, Ecuador and South Africa.

Competition and markets

Phelps Dodge’s international energy cable companies primarily sell products to contractors, distributors, and public and private utilities. Phelps Dodge’s products are used in lighting, power distribution and other electrical applications. Phelps Dodge’s competitors range from worldwide wire and cable manufacturers to small local producers.

Until the sale of its North American magnet wire assets, Phelps Dodge was one of the world’s largest manufacturers of magnet wire, selling to original equipment manufacturers for use in electric motors, generators, transformers, televisions, automobiles and a variety of small electrical appliances. Phelps Dodge principally competed with two international and two U.S. magnet wire producers.

Until the sale of HPC, specialty conductors were sold primarily to intermediaries (insulators, assemblers, subcontractors and distributors). Specialty conductors also are used in appliances, instrumentation, computers, telecommunications, military electronics, medical equipment and other products. Phelps Dodge had two primary U.S. competitors and competed with three importers in the specialty conductor market.

Raw materials and energy supplies

The principal raw materials used by Phelps Dodge’s international energy cable companies are copper, copper alloy, aluminum, aluminum alloy, copper-clad steel and various electrical insulating materials.

The principal raw materials used by Phelps Dodge’s magnet wire manufacturing operations were copper, aluminum and various chemicals and resins used in the manufacture of electrical insulating materials.

Prior to the sale of HPC, the specialty conductor product line was usually plated with silver, nickel or tin.

Most of Phelps Dodge’s international energy cable operations generally use purchased electricity and natural gas as their principal sources of energy.

Ownership of property

Phelps Dodge owns or owned most of the plants and land on which its wire and cable operations are or were located. Phelps Dodge leases land for its Suzhou, China, facility. This land is not material to Phelps Dodge’s overall operations.

Discontinued operations

On November 15, 2005, Phelps Dodge entered into an agreement to sell Columbian Chemicals. The transaction was completed on March 16, 2006, resulting in net sales proceeds of approximately $595 million (including approximately $100 million of Columbian’s foreign held cash and net of approximately $27 million in taxes and related expenses).

Prior to their sale, Columbian and its subsidiaries were headquartered in Marietta, Georgia. They were an international producer and marketer of carbon black. Columbian produced a full range of rubber and industrial carbon black in 12 plants worldwide.

Competition and markets

Columbian was among the world’s largest producers of carbon black. The majority of the carbon black it produced was used in rubber applications, a substantial portion of which was used in the tire industry. Major tire manufacturers worldwide accounted for a significant portion of Columbian’s carbon black sales. The carbon black industry is highly competitive, particularly in the rubber black market.

Raw materials and energy supplies

Carbon black is produced primarily from heavy residual oil, a by-product of the crude oil refining process. Columbian purchased substantially all of its feedstock at market prices that fluctuate with world oil prices.

Ownership of property

Columbian owned all property other than the leased land at its U.K., German and Korean facilities.

Labor matters

At December 31, 2006, Phelps Dodge employed approximately 15,600 people to sustain its global operations. Approximately 13,000 employees worked for PDMC, and most of those employees were not represented by unions. Those PDMC employees represented by unions are listed below, with the approximate number of employees represented and the expiration date of the applicable union agreements.

	Phelps Dodge Mining Company
		Number of
		union-
	Number of	represented	Expiration
Location	unions	employees	date

El Abra—Chile	2	455	Oct-08
Candelaria—Chile	2	506	Oct-09
Aurex—Chile	1	35	Feb-10
Cerro Verde—Peru	1	460	Dec-08
Chino—New Mexico	1	275	Nov-09
Rotterdam—The Netherlands	2	41	Mar-08
Stowmarket—United Kingdom	1	50	May-08
Tenke Fungurume—DRC	2	522	Mar-08
Bayway—New Jersey	1	48	Apr-07

In addition, Phelps Dodge currently has labor agreements covering most of its international manufacturing division plants. Wire and Cable employed approximately 2,600 people. Below is a list of Wire and Cable operations that have employees who are represented by unions, along with the approximate number of employees represented and the expiration date of the applicable union agreements.

	Phelps Dodge Wire and Cable operations
		Number of
		union-
	Number of	represented	Expiration
Location	unions	employees	date

Luanshya, Zambia	1	72	Jun-07
Poços de Caldas, Brazil	2	471	Aug-07 & Oct-07
Valencia, Venezuela	1	380	Jul-09
Santiago, Chile	2	166	Sep-10

Research and development

Phelps Dodge conducts research and development programs relating to technology for exploration for minerals, mining and recovery of metals from ores, concentrates and solutions, smelting and refining of copper, metal processing, reclamation and remediation, and product and engineered materials development. Expenditures for research and development programs, including expenditures associated with discontinued operations, together with contributions to industry and government-supported programs, totaled $35.3 million in 2006, $48.6 million in 2005 and $32.5 million in 2004.

Other environmental matters

Phelps Dodge is subject to various stringent federal, state and local environmental laws and regulations that govern emissions of air pollutants; discharges of water pollutants; and generation, handling, storage and disposal of hazardous substances, hazardous wastes and other toxic materials. Phelps Dodge also is subject to potential liabilities arising under CERCLA or similar state laws that impose responsibility on persons who arranged for the disposal of hazardous substances, and on current and previous owners and operators of a facility for the cleanup of hazardous substances released from the facility into the environment, including damages to natural resources. In addition, Phelps Dodge is subject to potential liabilities under RCRA and analogous state laws that require responsible parties to remediate releases of hazardous or solid waste constituents into the environment associated with past or present activities.

Phelps Dodge or its subsidiaries have been advised by EPA, the U.S. Forest Service and several state agencies that they may be liable under CERCLA or similar state laws and regulations for costs of responding to environmental conditions at a number of sites that have been or are being investigated by EPA, the U.S. Forest Service or states to determine whether releases of hazardous substances have occurred and, if so, to develop and implement remedial actions to address environmental concerns. Phelps Dodge also has been advised by trustees for natural resources that it may be liable under CERCLA or similar state laws for damages to natural resources caused by releases of hazardous substances.

Phelps Dodge has established reserves for potential environmental obligations that management considers probable and for which reasonable estimates can be made. For closed facilities and closed portions of operating facilities with environmental obligations, an environmental liability is accrued when a decision to close a facility or a portion of a facility is made by management, and when the environmental liability is considered to be probable. Environmental liabilities attributed to CERCLA or analogous state programs are considered probable when a claim is asserted, or is probable of assertion, and Phelps Dodge has been associated with the site. Other environmental remediation liabilities are considered probable based upon specific facts and circumstances. Liability estimates are based on an evaluation of, among other factors, currently available facts, existing technology, presently enacted laws and regulations, Phelps Dodge’s experience in remediation, other companies’ remediation experience, Phelps Dodge’s status as a potentially responsible party (PRP), and the ability of other PRPs to pay their allocated portions. Accordingly, total environmental reserves of $377.9 million and $367.9 million were recorded as of December 31, 2006 and 2005, respectively. The long-term portion of these reserves is included in other liabilities and deferred credits on the Consolidated Balance Sheet and amounted to $261.0 million and $285.6 million at December 31, 2006 and 2005, respectively.

The site currently considered to be the most significant is the Pinal Creek site near Miami, Arizona. The sites with the most significant reserve changes during 2006 were the Chino Administrative Order on Consent (Chino AOC), the Tohono Tailing and Evaporation Pond Remediation, and the Anniston Lead and PCB sites. The sites with the most significant reserve changes during 2005 were the Anniston Lead and PCB sites, and the Laurel Hill site.

Pinal Creek site

The Pinal Creek site was listed under the ADEQ Water Quality Assurance Revolving Fund program in 1989 for contamination in the shallow alluvial aquifers within the Pinal Creek drainage near Miami, Arizona. Since that time, environmental remediation has been performed by the members of the Pinal Creek Group (PCG), comprising Phelps Dodge Miami, Inc. (a wholly owned subsidiary of Phelps Dodge) and two other companies.

While significant recoveries may be achieved in the contribution litigation, Phelps Dodge cannot reasonably estimate the amount and, therefore, has not taken potential recoveries into consideration in the recorded reserve.

Chino AOC

In December 1994, Chino entered into an AOC with NMED, which requires Chino to perform a CERCLA-quality investigation of environmental impacts and the potential risks to human health and the environment associated with portions of the Chino property affected by historical mining operations. The remedial investigation began in 1995 and is still in progress, although substantial portions of the investigation are complete. During 2006, soil removal actions in residential yards were initiated at the Hurley townsite. Although no feasibility studies have been completed, Phelps Dodge expects that additional remediation will also be required in other areas. Phelps Dodge is currently negotiating an interim remedial action with NMED for the Whitewater Creek Investigative Unit and a technology pilot test at the Smelter/Tailing Investigative Unit, and expects to conduct feasibility studies for these areas after several years of monitoring the results of these actions. During 2006, Phelps Dodge increased its reserve associated with these implemented and planned actions at the Chino AOC by approximately $14 million, which was partially offset by spending during the year, for a total reserve at December 31, 2006, of approximately $27 million.

Tohono tailing and evaporation pond remediation

Cyprus Tohono leases certain land from the Nation, including the mine operation site that comprises an open pit, underground mine workings, leach and non-leach rock stockpiles, tailing and evaporation ponds, SX/EW operations and ancillary facilities. The Nation, along with several federal agencies, has notified Cyprus Tohono of groundwater quality concerns and concerns with other environmental impacts from historical mining operations. In recent years, Cyprus Tohono expanded its groundwater-monitoring well network, with some samples showing contaminant levels above primary and secondary drinking water standards. In addition, tests from a neighboring Native American village’s water supply well indicated elevated concentrations of sulfate. Cyprus Tohono has installed new water wells and provided an alternative water supply to the village. EPA has completed a Preliminary Assessment and Site Investigation (PA/SI) of the Tohono mine under the federal Superfund program and has concluded that the site is eligible for listing on the National Priorities List (NPL). The Nation has asked EPA not to list the Tohono mine on the NPL.

During 2006, Cyprus Tohono entered into an AOC with EPA to conduct a non-time-critical removal action and perform remediation at the former tailing impoundment and evaporation pond areas. In January 2007, the Nation requested the assistance of EPA to evaluate groundwater contamination associated with the Cyprus Tohono mine. Phelps Dodge expects to negotiate and enter into a separate AOC to perform a remedial investigation and feasibility study for groundwater contamination at the site. During 2006, based on the work plan submitted to EPA for the removal action, Phelps Dodge increased its reserve for this Superfund matter by approximately $12 million, which was partially offset by spending during the year, for a total reserve at December 31, 2006, of approximately $25 million.

Anniston lead and PCB sites

Phelps Dodge Industries, Inc. (PDII) formerly operated a brass foundry in Anniston, Alabama, and has been identified by EPA as a PRP at the Anniston Lead and PCB sites. The Anniston Lead site consists of lead contamination originating from historical industrial operations in and about Anniston; the Anniston PCB site consists of PCB contamination originating primarily from historical PCB manufacturing operations in Anniston. Pursuant to an administrative order on consent/settlement agreement (Settlement Agreement), PDII, along with 10 other parties identified by EPA as PRPs, agreed to conduct a non-time-critical removal action at certain residential properties identified to have lead and PCB contamination above certain thresholds. While PDII and the other parties to the Settlement Agreement have some responsibility to address residential PCB contamination, that responsibility is limited, with EPA characterizing PDII and the parties to the Settlement Agreement as de minimis PRPs. The Settlement Agreement became final on January 17, 2006. During 2006, PDII and the other PRPs reached a final cost-sharing agreement that, among other things, assigns PDII the responsibility to manage the PRPs’ obligations under the Settlement Agreement. In addition, since finalizing the Settlement Agreement, sampling of residential yards and required soil removal actions commenced. During 2006 and 2005, PDII increased its reserve by approximately $11 million and $22 million, respectively, which was offset by spending during those years, for a total reserve of approximately $27 million at December 31, 2006, covering remedial costs, PRP group settlement costs, and legal and consulting costs.

Laurel Hill site

Phelps Dodge Refining Corporation, a subsidiary of Phelps Dodge, owns a portion of the Laurel Hill property in Maspeth, New York, that formerly was used for metal-related smelting, refining and manufacturing. All industrial operations at the Laurel Hill site ceased in 1984. In June 1999, Phelps Dodge entered into an Order on Consent with New York State Department of Environmental Conservation (NYSDEC) that required Phelps Dodge to perform, among other things, a remedial investigation and feasibility study relating to environmental conditions and remedial options at the Laurel Hill site. NYSDEC issued a final remedial decision in January 2003 in the form of a Record of Decision (ROD) regarding the property. Phelps Dodge expects to complete the work under the ROD in 2007.

In July 2002, Phelps Dodge entered into another Order on Consent with NYSDEC requiring Phelps Dodge to conduct a remedial investigation and feasibility study relating to sediments in Newtown and Maspeth Creeks, which are located contiguous to the Laurel Hill site. Phelps Dodge commenced the remedial investigation in 2004. Phelps Dodge is scheduled to submit its remedial investigation report and its remedial feasibility report to NYSDEC in 2007. Phelps Dodge is currently engaged in settlement discussions with NYSDEC concerning the types of remedial actions in the feasibility study that would be acceptable to the agency. During 2005, based on the types of remedial actions being discussed and associated transactional costs, the environmental reserve was increased by approximately $21 million. At December 31, 2006, the total reserve for the Laurel Hill site was approximately $19 million, which covers ongoing consulting and legal costs to complete the required studies and assess contributions from other potential parties plus expected remedial action costs for impacted sediments. Phelps Dodge also is currently engaged in settlement discussions with federal and state natural resource trustees concerning potential natural resource damages attributable to historical operations at the Laurel Hill facility. The environmental reserve also covers possible settlement amounts for these potential natural resource damages being discussed with federal and state trustees.

On February 8, 2007, the Attorney General for the state of New York issued a Notice of Intent to Sue under the citizen suit provision of RCRA alleging that historical contamination from the Laurel Hill site has created an imminent and substantial endangerment to health and the environment in the adjacent Newtown Creek and portions of the adjacent shoreline. The notice seeks injunctive relief under RCRA for alleged environmental contamination. Phelps Dodge intends to discuss the notice with the Office of the Attorney General.

Other

For the years 2006, 2005 and 2004, Phelps Dodge recognized net charges of $82.4 million, $113.4 million and $58.9 million, respectively, for environmental remediation. As discussed above, the sites with the most significant reserve changes during 2006 were the Chino AOC, the Tohono Tailing and Evaporation Pond Remediation, and the Anniston Lead and PCB sites (a total increase of approximately $37 million). The sites with the most significant reserve changes during 2005 were the Anniston Lead and PCB sites and the Laurel Hill site (a total increase of approximately $43 million). The remainder of environmental remediation charges was primarily for closed or non-owned sites, none of which increased or decreased individually more than approximately $10 million during 2006 or 2005.

At December 31, 2006, the cost range for reasonably possible outcomes for all reservable environmental remediation sites (including Pinal Creek’s estimate of approximately $92 million to $205 million) was approximately $332 million to $631 million (of which $377.9 million has been reserved). Significant work is expected to be completed in the next several years on the sites that constitute a majority of the reserve balance, subject to inherent delays involved in the remediation process.

Phelps Dodge believes it has other potential claims for recovery from other third parties, including the United States government and other PRPs. Neither claims nor offsets are recognized unless such offsets are considered probable of realization.

Phelps Dodge has a number of sites that are not the subject of an environmental reserve because it is not probable that a successful claim will be made against Phelps Dodge for those sites, but for which there is a reasonably possible likelihood of an environmental remediation liability. At December 31, 2006, the cost range for reasonably possible outcomes for all such sites, for which an estimate can be made, was approximately $3 million to $18 million. The liabilities arising from potential environmental obligations that have not been reserved at this time may be material to the operating results of any single quarter or year in the future. Management, however, believes the liability arising from potential environmental obligations is not likely to have a material adverse effect on Phelps Dodge’s liquidity or financial position as such obligations could be satisfied over a period of years.

Phelps Dodge’s operations are subject to many environmental laws and regulations in jurisdictions both in the United States and in other countries in which it does business. For further discussion of these laws and regulations, see “—PDMC—Environmental and other regulatory matters.” The estimates given in those discussions of the capital expenditures to comply with environmental laws and regulations in 2007 and 2008, and the expenditures in 2006 are separate from the reserves and estimates described above.

In January 2007, the Morenci facility received the International Organization for Standardization (ISO) 14001 environmental certification. During 2006, the following facilities received ISO 14001 environmental certification: the Fort Madison molybdenum processing facility; the Chino mine and mill; the Sierrita mine, mill and roaster; the Bagdad mine and mill; the Tyrone mine; the Venezuela wire plant; the Honduras wire plant; and the Costa Rica wire plant. During 2005, the following facilities received ISO 14001 environmental certification: the Henderson mine and mill; the Miami mine, smelter, refinery and rod plant; the El Paso refinery and rod plant; the Norwich rod and wire plant; the Zamefa, Zambia wire plant; and the Bayway manufacturing plant. ISO is a worldwide federation of national standards bodies. The International Environmental Management System Standard, also known as 14001, is the recognized standard for environmental management as well as a benchmark for environmental excellence.

The environmental, health and safety committee of the Phelps Dodge board of directors comprises six non-management directors. The committee met four times in 2006 to review, among other things, Phelps Dodge’s policies with respect to environmental, health and safety matters, and the adequacy of management’s programs for implementing those policies. The committee reports on such reviews and makes recommendations with respect to those policies to the board of directors and to management.

Description of certain indebtedness

Overview

In connection with the closing of the acquisition, we will enter into new senior secured credit facilities, including a Tranche A term loan facility, a Tranche B term loan facility and a revolving credit facility, referred to herein collectively as the “new senior credit facilities.” The following description is only a summary of certain material provisions of the new senior credit facilities, does not purport to be complete and is qualified in its entirety by reference to the provisions of the credit agreements evidencing the new senior credit facilities.

The availability of the new senior credit facilities is subject to certain conditions contained in the credit agreements, including the absence of any material adverse effect (as defined in the merger agreement) in respect of Phelps Dodge and its subsidiaries.

New senior credit facilities

In connection with the closing of the merger, we will enter into new senior credit facilities that will provide for an aggregate amount of $11.5 billion in financing, consisting of:

•	a $1.5 billion 5-year revolving credit facility, which consists of $1.0 billion under a new revolving credit facility and $500 million under the amended and restated existing revolving credit facility;

•	a $2.5 billion 5-year Tranche A term loan facility; and

•	a $7.5 billion 7-year Tranche B term loan facility.

The revolving credit facility will include borrowing capacity available for letters of credit and for borrowings on same-day notice referred to as the swingline loans. The new senior credit facilities will be used to fund the transactions, refinance existing debt and for working capital and general corporate purposes.

Interest rates and fees

Pricing for the Tranche A term loan facility and the revolving credit facility is expected to be adjusted LIBOR or base rate, at the option of Freeport-McMoRan, plus a spread to be determined by reference to a grid based on ratings. Initially, the spreads for the Tranche A term loan facility and the revolving credit facility are expected to be adjusted LIBOR plus 150 basis points (1.50 percent) per annum or base rate plus 50 basis points (0.50 percent) per annum. In addition, Freeport-McMoRan is expected to pay a commitment fee on the unused portion of the revolving credit facility at a rate to be determined by reference to a grid based on ratings. Initially, the commitment fee on the unused portion of the revolving credit facility is expected to be 37.5 basis points (0.375 percent) per annum. Pricing for the Tranche B term loan facility is expected to be adjusted LIBOR plus 175 basis points (1.75 percent) per annum or base rate plus 75 basis points (0.75 percent) per annum. Notwithstanding the foregoing, the spreads applicable to all loans under the new senior credit facilities will increase by 100 basis points (1.00 percent) if we do not provide the collateral agent under the new senior credit facilities with certain additional collateral within certain periods of time after the closing of the transaction.

Prepayments

The new senior credit facilities will require us to prepay outstanding term loans, subject to certain exceptions, with 50 percent of all equity proceeds and excess cash flow (as defined in the senior secured credit agreement) and 100 percent of the net cash proceeds of all assets sales and issuances of debt not permitted by the terms of the new senior credit facilities.

Guarantees

All obligations under the new senior credit facilities and any interest rate protection and other permitted hedging arrangements and overdrafts resulting from cash management arrangements will be unconditionally guaranteed by certain of our existing and subsequently acquired or organized subsidiaries. The revolving loans of Freeport-McMoRan under the $500 million amended and restated existing revolving credit facility portion of the new senior credit facilities will also be guaranteed by PT Freeport Indonesia.

Security

All obligations under the new senior credit facilities and any interest rate protection and other permitted hedging arrangements and overdrafts resulting from cash management arrangements will be secured by (i) the stock of certain domestic subsidiaries and 65 percent of certain first-tier foreign subsidiaries, (ii) the intercompany indebtedness owed to Freeport-McMoRan by its subsidiaries and (iii) deposits and investment accounts of Freeport-McMoRan. The revolving loans under the $500 million amended and restated existing revolving credit facility portion of the new senior credit facilities will be secured by the assets of PT Freeport Indonesia, including its Contract of Work. Notwithstanding the foregoing, all obligations under the new senior credit facilities will be secured by substantially all the assets of Freeport-McMoRan and certain domestic subsidiaries if we do not provide the collateral agent under the new senior credit facilities with a certain pledge of the stock of PT Freeport Indonesia within a certain period of time after the closing of the transactions.

Certain covenants

The new senior credit facilities will contain a number of negative covenants that, among other things, restrict, subject to certain exceptions, our ability or the ability of our subsidiaries to: incur additional indebtedness (including guarantee obligations); create liens on assets; enter into sale and leaseback transactions; engage in mergers, liquidations and dissolutions; sell assets; pay dividends, distributions and other payments in respect of capital stock, and purchase our capital stock in the open market; make investments, loans or advances; repay certain indebtedness, including the notes, or amend the agreements relating thereto; engage in certain transactions with affiliates; change our fiscal year; create restrictions on our ability to receive distributions from subsidiaries; and change our lines of business.

In addition, the financial covenants under the new senior secured credit agreement will require us to maintain a maximum total leverage ratio and a maximum secured leverage ratio.

The new senior secured credit agreement will also contain customary affirmative covenants and representations.

Events of default

The new senior secured credit agreements will specify certain customary events of default, including, among others: failure to pay principal, interest or other amounts; inaccuracy of representations and warranties; violation of covenants; cross events of default; certain bankruptcy and insolvency events; certain ERISA events; certain undischarged judgments; and change of control.

Existing indebtedness of Freeport-McMoRan

Notes issued by Freeport-McMoRan

Freeport-McMoRan currently has three outstanding series of notes, each issued under a separate indenture. The notes have the following interest rates, maturity and amounts outstanding as of December 31, 2006:

•	10 1/8% senior notes due 2010 with $272.4 million outstanding (the “2010 notes”);

•	7% convertible notes due 2011 with $7.1 million outstanding (the “2011 notes”); and

•	6 7/8% notes due 2014 with $340.3 million outstanding (the “2014 notes”).

The 2010 notes and 2014 notes will be secured by pledges of the outstanding shares of capital stock of all of Freeport-McMoRan’s wholly owned domestic subsidiaries and a portion of capital stock of Freeport-McMoRan’s first-tier foreign subsidiaries.

Redemption and conversion.  The 2010 notes are subject to optional redemption, in whole or in part, at anytime after February 1, 2007 at the option of Freeport-McMoRan upon 30 days’ prior notice to the holders of the notes at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest and additional interest, if any, to, but not including, the redemption date, if redeemed during the 12-month period commencing on February 1 of the years set forth below:

Redemption
Price	year

2007	105.063%
2008	102.532%
2009 and thereafter	100.000%

The 2014 notes are subject to optional redemption, in whole or in part, at anytime after February 1, 2009 by Freeport-McMoRan upon 30 days’ prior notice to the holders of the notes at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on February 1 of the years set forth below:

Redemption
Price	year

2009	103.438%
2010	102.292%
2011	101.146%
2012 and thereafter	100.000%

The 2011 notes are not redeemable at the option of Freeport-McMoRan prior to their stated maturity. The 2011 notes are, however, convertible, at the option of the holder, at any time on or prior to maturity into shares of Freeport-McMoRan’s class B common stock at a conversion price of $30.156 per share. The conversion rate is subject to adjustment.

Certain covenants.  Each of the 2010 notes and the 2014 notes contain a number of affirmative covenants that, among other things, require Freeport-McMoRan to: make punctual payments of principal and interest; repurchase the notes at 101 percent of the principal amount thereof plus accrued and unpaid interest and additional interest, if any, upon the occurrence of certain events that constitute a change of control; and provide annual reports to the trustee.

In addition, each of the 2010 notes and the 2014 notes contain a number of negative covenants that, among other things, restrict, subject to certain exceptions, Freeport-McMoRan’s ability or the ability of certain of its subsidiaries to: incur additional indebtedness; make certain restricted payments; create restrictions on Freeport-McMoRan’s ability to receive distributions from certain subsidiaries; sell assets; engage in certain transactions with affiliates; create liens on assets; issue or sell capital stock of certain subsidiaries; and enter into sale and leaseback transactions.

The 2011 notes contain a number of affirmative covenants that, among other things, require Freeport-McMoRan to: make punctual payments of principal and interest; preserve its corporate existence; maintain its properties in useful condition; pay taxes in a timely manner; repurchase the notes at 100 percent of the principal amount thereof plus accrued and unpaid interest and additional interest, if any, upon the occurrence of certain events that constitute a change of control; and provide annual reports to the trustee. The 2011 notes do not contain any negative covenants.

Guarantees.  The 2010 notes, 2011 notes and 2014 notes are not currently guaranteed. The 2010 notes and 2014 notes require that any subsidiary that enters into a guaranty of any of Freeport-McMoRan’s future indebtedness become a guarantor under the notes. As a result of the new senior credit facilities, the 2010 notes and 2014 notes will be guaranteed.

Events of default.  The 2010 notes, the 2011 notes and the 2014 notes contain certain customary events of default, including, among others: failure to pay principal or interest; violation of covenants or agreements; and certain bankruptcy and insolvency events.

Other Freeport-McMoRan debt

In addition, PT Freeport Indonesia had approximately $54.5 million of capitalized equipment leases and Atlantic Copper had working capital lines of approximately $5.5 million, in each case as of December 31, 2006.

Existing indebtedness of Phelps Dodge

Notes and debentures issued by Phelps Dodge

Phelps Dodge currently has three outstanding series of notes (the “Phelps Dodge notes”) issued under an indenture dated September 22, 1997 (the “1997 Indenture”), with the following interest rates, maturity and amounts outstanding as of December 31, 2006:

•	8.75% notes due 2011 with $107.9 million outstanding;

•	9.5% notes due 2031 with $193.8 million outstanding; and

•	6.125% notes due 2034 with $150.0 million outstanding.

Phelps Dodge also has $115.0 million of 7.125% debentures due 2027 (the “Phelps Dodge debentures”) outstanding that were also issued under the 1997 Indenture.

Note redemption.  Each series of Phelps Dodge notes is subject to optional redemption, in whole or in part, at any time by the Company upon 30 days’ prior written notice to the holders of the notes. The redemption price payable is equal to any accrued or unpaid interest plus the greater of (i) 100 percent of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments discounted to the date of redemption on a semi-annual basis at the yield of a US Treasury Security having a comparable maturity plus 45, 50 or 25 basis points for the notes due in 2011, 2031 and 2034, respectively.

Debenture redemption.  The Phelps Dodge debentures are redeemable by the Company at par plus a yield maintenance premium at any time prior to maturity with 30 days’ prior written notice to the debenture holders.

Certain covenants.  The 1997 Indenture contains a number of affirmative covenants that, among other things, requires Phelps Dodge to: make punctual payments of principal and interest; preserve its corporate existence; maintain appropriate amounts and types of insurance; maintain proper books and records; and provide reports and an annual review certificate to the trustee.

In addition, the 1997 Indenture contains a number of negative covenants that, among other things, restrict, subject to certain exceptions, Phelps Dodge’s ability or the ability of certain of its subsidiaries to create liens on assets and enter into sale and leaseback transactions.

Guarantees.  All obligations under the Phelps Dodge notes and the Phelps Dodge debentures will be unconditionally guaranteed by Freeport-McMoRan

Events of default.  The 1997 Indenture contains certain customary events of default, including, among others: failure to pay principal or interest; violation of covenants; and certain bankruptcy and insolvency events.

Notes issued by a subsidiary of Phelps Dodge and assumed by Phelps Dodge

Phelps Dodge has $60.1 million of 7.375% notes due 2007 under an indenture dated May 17, 1995 (the “1995 Indenture”). These notes, which were initially issued by Cyprus Amax Minerals Company, a subsidiary of Phelps Dodge, were assumed by Phelps Dodge in 1999 pursuant to a supplemental indenture. These notes will be secured by pledges of the outstanding shares of capital stock of Phelps Dodge’s wholly owned domestic subsidiaries and a portion of the capital stock of Phelps Dodge’s wholly owned first-tier foreign subsidiaries.

Note redemption

The 7.375% notes due 2007 are not redeemable by Phelps Dodge.

Certain covenants.  The 1995 Indenture contains a number of affirmative covenants that, among other things, require Phelps Dodge to: make punctual payments of principal and interest; preserve its corporate existence, maintain its properties in good condition; and pay taxes in a timely manner.

In addition, the 1995 Indenture contains a number of negative covenants that, among other things, restrict, subject to certain exceptions, Phelps Dodge’s ability or the ability of certain of its subsidiaries to incur additional indebtedness and enter into sale and leaseback transactions.

Guarantees.  All obligations under the 7.375% notes due 2007 will be unconditionally guaranteed by Freeport-McMoRan.

Events of default.  The 1995 Indenture contains certain customary events of default, including, among others: failure to pay principal or interest; default in the deposit of a sinking fund payment; violation of covenants or warranties; failure to pay certain indebtedness in excess of $20,000,000 in a timely manner; and certain bankruptcy and insolvency events.

Other Phelps Dodge debt

In addition, Phelps Dodge’s Cerro Verde subsidiary had $202.0 million of project indebtedness as of December 31, 2006.

Description of the notes

Definitions of certain terms used in this Description of the notes may be found under the heading “Certain definitions.” For purposes of this section, the term “Company” refers only to Freeport-McMoRan Copper & Gold Inc. and not to any of its subsidiaries.

The Company will issue the     % Senior Notes due 2015 (the “2015 notes”) and the     % Senior Notes due 2017 (the “2017 notes” and, together with the 2015 notes, the “notes”) under an Indenture, to be dated as of          , 2007 (the “Indenture”), between the Company and The Bank of New York, as Trustee (the “Trustee”), a copy of which is available upon request to the Company. The Indenture contains provisions which define your rights under the notes. In addition, the Indenture governs the obligations of the Company under the notes. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA.

The 2015 notes and the 2017 notes will be two separate series (each a “series”) of notes under the Indenture for purposes of, among other things, payments of principal and interest, Events of Default and consents to amendments to the Indenture and the notes.

The following description is meant to be only a summary of certain provisions of the Indenture. It does not restate the terms of the Indenture in their entirety. We urge that you carefully read the Indenture as it, and not this description, governs your rights as Holders.

Overview of the notes

Each series of notes:

•	will be general unsecured obligations of the Company;

•	will rank equally in right of payment with the notes of the other series and with all existing and future Senior Indebtedness of the Company;

•	will be senior in right of payment to any future Subordinated Obligations of the Company;

•	will be effectively subordinated to all Secured Indebtedness of the Company including Secured Indebtedness and other obligations under the Credit Agreement, the Company’s 10 1/8% Senior Notes due 2010 and the Company’s 6 7/8% Senior Notes due 2014, to the extent of the value of the assets securing such Indebtedness; and

•	will be effectively subordinated to all liabilities (including Trade Payables) and Preferred Stock of each Subsidiary of the Company that is not a Subsidiary Guarantor, including the Existing Phelps Dodge Notes. On the Closing Date, no Subsidiaries will be Subsidiary Guarantors.

Principal, maturity and interest

We will initially issue the 2015 notes in an aggregate principal amount of $      million and the 2017 notes in an aggregate principal amount of $      million. The 2015 notes will mature on     , 2015 and the 2017 notes will mature on     , 2017. We will issue the notes in fully registered form, without coupons, in denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

Each 2015 note we issue will bear interest at a rate of     % per annum and each 2017 note we issue will bear interest at a rate of     % per annum, in each case, beginning on     , 2007 or from the most recent date to which interest has been paid or provided for. We will pay interest semiannually to Holders of record at the close of business on the      or      immediately preceding the interest payment date on      and      of each year. We will begin paying interest to Holders on     , 2007. Interest will be calculated on the basis of a 360-day year comprised of twelve 30-day months.

Indenture may be used for future issuances

We may issue from time to time additional notes of each series having identical terms and conditions to the notes of such series we are currently offering (the “Additional Notes”). We will only be permitted to issue such Additional Notes if at the time of such issuance we are in compliance with the covenants contained in the Indenture. Any Additional Notes of a series will be part of the same issue as the notes of such series that we are currently offering and will vote on all matters with such notes.

Paying agent and registrar

We will pay the principal of, premium, if any, and interest on the notes of each series at any office of ours or any agency designated by us which is located in the Borough of Manhattan, The City of New York. We have initially designated the corporate trust office of the Trustee to act as the agent of the Company in such matters. The location of the corporate trust office is 101 Barclay Street, New York, New York 10286. We, however, reserve the right to pay interest to Holders by check mailed directly to Holders at their registered addresses.

Holders may exchange or transfer their notes at the same location given in the preceding paragraph. No service charge will be made for any registration of transfer or exchange of notes. We, however, may require Holders to pay any transfer tax or other similar governmental charge payable in connection with any such transfer or exchange.

Optional redemption

2015 notes

Except as set forth in the following two paragraphs, we may not redeem the 2015 notes prior to     , 2011. On and after this date, we may redeem the 2015 notes, in whole or in part, at our option, upon not less than 30 nor more than 60 days’ prior notice, at the following redemption prices (expressed as percentages of the principal amount thereof), plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on of the years set forth below:

Year	Redemption price

2011	%
2012	%
2013 and thereafter	100.000%

In addition, prior to     , 2010, we may, on one or more occasions, also redeem up to a maximum of 35% of the original aggregate principal amount of the 2015 notes (calculated giving effect to any issuance of Additional Notes of such series) with the Net Cash Proceeds of one or more Equity Offerings by the Company, at a redemption price equal to     % of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption:

(1) at least 65% of the aggregate principal amount of the 2015 notes (calculated giving effect to any issuance of Additional Notes of such series) remains outstanding; and

(2) any such redemption by the Company must be made within 60 days of such Equity Offering and must be made in accordance with certain procedures set forth in the Indenture.

Prior to     , 2011, we will be entitled at our option to redeem the 2015 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2015 notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to the registered address of each Holder of the 2015 notes, not less than 30 nor more than 60 days prior to the redemption date.

2017 notes

Except as set forth in the following two paragraphs, we may not redeem the 2017 notes prior to     , 2012. On and after this date, we may redeem the 2017 notes, in whole or in part, at our option, upon not less than 30 nor more than 60 days’ prior notice, at the following redemption prices (expressed as percentages of the principal amount thereof), plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on of the years set forth below:

Year	Redemption Price

2012	%
2013	%
2014	%
2015 and thereafter	100.000%

In addition, prior to     , 2010, we may, on one or more occasions, also redeem up to a maximum of 35% of the original aggregate principal amount of the 2017 notes (calculated giving effect to any issuance of Additional Notes of such series) with the Net Cash Proceeds of one or more Equity Offerings by the Company, at a redemption price equal to     % of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption:

(1) at least 65% of the aggregate principal amount of the 2017 notes (calculated giving effect to any issuance of Additional Notes of such series) remains outstanding; and

(2) any such redemption by the Company must be made within 60 days of such Equity Offering and must be made in accordance with certain procedures set forth in the Indenture.

Prior to     , 2012, we will be entitled at our option to redeem the 2017 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2017 notes plus the Applicable Premium as of, and accrued and unpaid interest if any, to the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to the registered address of each Holder of the 2017 notes, not less than 30 nor more than 60 days prior to the redemption date.

Selection

If we partially redeem notes of any series, the Trustee will select the notes of such series to be redeemed on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no note of $2,000 in original principal amount or less will be redeemed in part. If we redeem any note of any series in part only, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed. A new note of such series in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancelation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption so long as we have deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest on, the notes to be redeemed.

Guarantees

There will be no Subsidiary Guarantors on the Closing Date. Any Restricted Subsidiary of the Company that Guarantees any of the Company’s future Indebtedness (other than Indebtedness incurred pursuant to paragraph (b) of the covenant described under “— Certain covenants — Limitation on indebtedness”) will be obligated to become a Subsidiary Guarantor. See “— Certain covenants — Future subsidiary guarantors.” The Subsidiary Guarantors, if any, will jointly and severally guarantee, on a senior unsecured basis, our obligations under each series of the notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantees will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law.

Pursuant to the Indenture, (A) a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “Merger and consolidation” and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under “— Certain covenants — Limitation on sales of assets and subsidiary stock;” provided, however, that in the case of the consolidation, merger or transfer of all or substantially all the assets of such Subsidiary Guarantor, if such other Person is not the Company or a Subsidiary Guarantor, such Subsidiary Guarantor’s obligations under its Subsidiary Guarantees must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

(1) the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary; or

(2) the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

in each case other than to the Company or an Affiliate of the Company and as permitted by the Indenture and if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “— Certain covenants — Limitation on sales of assets and subsidiary stock” in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guarantees will be released from its obligations thereunder.

The Subsidiary Guarantees of a Subsidiary Guarantor also will be released:

(1) upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary;

(2) at such time as such Subsidiary Guarantor does not Guarantee any Indebtedness of the Company outstanding that would have required such Subsidiary Guarantor to enter into a Guarantee Agreement pursuant to the covenant described under “— Certain covenants — Future subsidiary guarantors;” or

(3) if we exercise our legal defeasance option or our covenant defeasance option as described under “— Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture.

Ranking

Senior indebtedness versus notes

The indebtedness evidenced by the notes and the Subsidiary Guarantees will be unsecured and will rank equally in right of payment to the Senior Indebtedness of the Company and the Subsidiary Guarantors, as the case may be. On the Closing Date, there will not be any Subsidiary Guarantors.

The notes are unsecured obligations of the Company. Secured Indebtedness and other secured obligations of the Company and its subsidiaries (including obligations with respect to the Credit Agreement, the Company’s 10 1/8% Senior Notes due 2010, the Company’s 6 7/8% Senior Notes due 2014 and Phelps Dodge’s 7.375% Notes due 2007) will be effectively senior to the notes to the extent of the value of the assets securing such Indebtedness or other obligations.

At December 31, 2006, on a pro forma basis to give effect to the Transactions, the Company would have had approximately $17,251.0 million aggregate principal amount of Senior Indebtedness (excluding intercompany Indebtedness), including $10,612.9 million of Secured Indebtedness ($10,000.0 million of which consists of Secured Indebtedness and guarantees under the Credit Agreement and $612.9 million of Secured Indebtedness consisting of certain of the existing Freeport-McMoRan notes, $631.0 million of guarantees in respect of outstanding debt securities issued by its Subsidiaries, $6,000 million of the notes and $7.1 million of other Senior Indebtedness.

Liabilities of subsidiaries versus notes

All of our operations are conducted through our subsidiaries. As of the Closing Date, none of our subsidiaries will guarantee the notes, and, as described above under “— Guarantees,” any future Subsidiary Guarantees may be released under certain circumstances. Claims of creditors of such non-guarantor subsidiaries, including trade creditors and creditors holding indebtedness or Guarantees issued by such non-guarantor subsidiaries, and claims of preferred stockholders of such non-guarantor subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor subsidiaries over the claims of our creditors, including Holders of the notes. Accordingly, the notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of our non-guarantor subsidiaries.

At December 31, 2006, on a pro forma basis to give effect to the Transactions, the total assets and total liabilities (including trade payables) of our subsidiaries were approximately $40,158.3 million and $23,495.3 million, respectively. For the year ended December 31, 2006, on a pro forma basis to give effect to the Transactions, the Company’s Subsidiaries generated 100% and 110% of the Company’s revenues and net income, respectively. Although the Indenture limits the incurrence of Indebtedness and preferred stock by certain of our subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “— Certain covenants — Limitation on indebtedness.”

Change of control

Upon the occurrence of any of the following events (each a “Change of Control”), each Holder will have the right to require the Company to purchase all or any part of such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to purchase the notes of a series pursuant to this section in the event that it has exercised its right to redeem all the notes of such series under the terms of the section titled “Optional redemption”:

(1) any “person” or “group” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than the Company or a Subsidiary of the Company, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company (for the purposes of this clause (1), such person shall be deemed to beneficially own any Voting Stock of an entity held by any other entity (the “parent entity”), if such person is the beneficial owner (as defined in this clause (1)), directly or indirectly, of more than 50% of the voting power of the Voting Stock of such parent entity);

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of the Company (together with any new directors whose election by such board of directors of the Company or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors of the Company then in office;

(3) the adoption of a plan relating to the liquidation or dissolution of the Company; or

(4) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company to another Person, and, in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving Person or transferee that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving Person or transferee.

In the event that at the time of such Change of Control the terms of the Bank Indebtedness restrict or prohibit the repurchase of notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, the Company shall:

(1) repay in full all Bank Indebtedness or, if doing so will allow the purchase of notes, offer to repay in full all Bank Indebtedness and repay the Bank Indebtedness of each lender who has accepted such offer; or

(2) obtain the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the notes as provided for in the immediately following paragraph.

The Company must first comply with the covenant described above before it will be required to purchase notes in the event of a Change of Control, provided, however, that the Company’s failure to comply with the covenant described in the preceding sentence or to make a Change of Control Offer because of any such failure shall constitute a default described in clause (4) under “— Defaults” below (and not under clause (2) thereof). As a result of the foregoing, a holder of the notes may not be able to compel the Company to purchase the notes unless the Company is able at the time to refinance all Indebtedness outstanding under the Credit Agreement or obtain requisite consents under the Credit Agreement.

Within 30 days following any Change of Control (except as provided in the proviso in the first paragraph of this “Change of control” section), the Company shall mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase all or a portion of such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its notes purchased.

The Company will not be required to make a Change of Control Offer with respect to a series of notes upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes of such series validly tendered and not withdrawn under such Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

The Change of Control purchase feature is a result of negotiations between the Company and the underwriters. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. Restrictions on the ability of the Company to Incur additional Indebtedness are contained in the covenants described under “— Certain covenants — Limitation on indebtedness,” “— Limitation on liens” and “— Limitation on sale/leaseback transactions.” Such restrictions can only be waived with respect to a series of notes with the consent of the Holders of a majority in principal amount of the notes of such series then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

The occurrence of certain of the events which would constitute a Change of Control would constitute a default under the Credit Agreement. Future Senior Indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control or require such Senior Indebtedness to be repurchased or repaid upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to purchase the notes could cause a default under the Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the Holders upon a purchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The provisions under the Indenture relative to the Company’s obligation to make an offer to purchase the notes of a series as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the notes of such series.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of notes may require the Company to make an offer to repurchase the notes as described above.

Certain covenants

The Indenture will contain covenants including, among others, those summarized below, with respect to each series of notes.

Covenant suspension.  Following the first day (the “Suspension Date”) that:

(a) the notes of a series have an Investment Grade Rating from either or both the Rating Agencies; and

(b) no Default or Event of Default with respect to such series of notes has occurred and is continuing under the Indenture,

the Company and the Restricted Subsidiaries will not be subject to the following provisions of the Indenture with respect to such series of notes:

•	“— Limitation on indebtedness;”

•	“— Limitation on restricted payments;”

•	“— Limitation on sales of assets and subsidiary stock;” and

•	“— Future Subsidiary guarantors.”

(collectively, the “Suspended Covenants”). In addition, any Subsidiary Guarantees of the Subsidiary Guarantors in respect of such series of notes will also be suspended as of the Suspension Date. In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants with respect to a series of notes for any period of time as a result of the preceding sentence and, on any subsequent date (the “Reversion Date”), (i) a Default or Event of Default with respect to such series of notes (other than as a result of any breach of the Suspended Covenants) occurs and is continuing or (ii) both of the Rating Agencies withdraw their ratings or downgrade their ratings assigned to the notes of such series below the required Investment Grade Ratings, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events with respect to such series of notes and any Subsidiary Guarantees will be reinstated. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” Notwithstanding that the Suspended Covenants may be reinstated, no default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period. During any Suspension Period, the Company may not designate any Subsidiary as an Unrestricted Subsidiary unless the Company would have been permitted to designate such Subsidiary as an Unrestricted Subsidiary if a Suspension Period had not been in effect for any period.

On the Reversion Date, all Indebtedness Incurred during the Suspension Period will be classified to have been Incurred pursuant to paragraph (a) of the covenant described under “— Limitation on indebtedness” or one of the clauses set forth in paragraph (b) of the covenant described under “— Limitation on indebtedness” (to the extent such Indebtedness would be permitted to be Incurred thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness would not be so permitted to be Incurred pursuant to paragraph (a) or (b) of the covenant described under “— Limitation on indebtedness,” such Indebtedness will be deemed to have been outstanding on the Closing Date, so that it is classified as permitted under clause (3) of paragraph (b) of the covenant described under “— Limitation of indebtedness.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under the covenant described under “— Limitation on restricted payments” will be made as though the covenant described under “— Limitation on restricted payments” had been in effect since the Closing Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under paragraph (a) of the covenant described under “— Limitation on restricted payments” and the items specified in subclauses (4)(C)(i) through (4)(C)(iv) of paragraph (a) of the covenant described under “— Limitation on restricted payments” will increase the amount available to be made under paragraph (a) thereof. For purposes of determining compliance with paragraph (a) of the covenant described under “— Limitation of sales of assets and subsidiary stock,” the amount of Net Available Cash from all Asset Dispositions not applied in accordance with the covenant will be deemed to be reset to zero.

Limitation on indebtedness.  (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company or any Restricted Subsidiary that is a Subsidiary Guarantor may Incur Indebtedness if on the date of such Incurrence and after giving effect thereto the Consolidated Coverage Ratio would be greater than 2:1.

(b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness:

(1) Indebtedness Incurred pursuant to the Credit Facilities in an aggregate principal amount not to exceed $11,500 million less, without duplication, the aggregate amount of letters of credit issued to support Indebtedness Incurred and outstanding under clause (9) of this paragraph (b);

(2) Indebtedness of the Company owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by the Company or any Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof, (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes and (C) if a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness, is expressly subordinated to the prior payment in full in cash of all obligations of such Subsidiary Guarantor with respect to its Subsidiary Guarantees;

(3) Indebtedness (A) represented by the notes (not including any Additional Notes) and any Subsidiary Guarantees, (B) outstanding on the Closing Date (other than the Indebtedness described in clauses (1) and (2) above), (C) consisting of Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (3) (including Indebtedness that is Refinancing Indebtedness) or the foregoing paragraph (a) and (D) consisting of Guarantees of any Indebtedness permitted under clauses (1) and (2) of this paragraph (b);

(4) Indebtedness (A) in respect of performance bonds, bankers’ acceptances, letters of credit and surety or appeal bonds provided by the Company and the Restricted Subsidiaries in the ordinary course of their business, and (B) under Interest Rate Agreements, Currency

Agreements and Commodity Price Protection Agreements entered into for bona fide hedging purposes (not for speculation) of the Company in the ordinary course of business; provided, however, that such Interest Rate Agreements do not increase the Indebtedness of the Company outstanding at any time other than as a result of fluctuations in interest rates or by reason of fees, indemnities and compensation payable thereunder;

(5) Purchase Money Indebtedness and Capitalized Lease Obligations in an aggregate principal amount not in excess of the greater of $1,000 million and 2.5% of the Total Assets at any time outstanding;

(6) Indebtedness (other than Indebtedness permitted to be Incurred pursuant to the foregoing paragraph (a) or any other clause of this paragraph (b)) in an aggregate principal amount on the date of Incurrence that, when added to all other Indebtedness Incurred pursuant to this clause (6) and then outstanding, will not exceed $1,000 million;

(7) with respect to any Restricted Subsidiary that is not a Subsidiary Guarantor, Indebtedness in an aggregate principal amount that together with all other Indebtedness incurred pursuant to this clause (7) and then outstanding, will not exceed the greater of $2,500 million and 6% of Total Assets;

(8) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that (A) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (A)) and (B) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and any Restricted Subsidiaries in connection with such disposition;

(9) Indebtedness of the Company or any Restricted Subsidiary of the Company supported by a letter of credit issued pursuant to the Credit Facilities in a principal amount not in excess of the stated amount of such letter of credit;

(10) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two Business Days of its Incurrence; and

(11) Indebtedness in respect of letters of credit provided by the Company or any Restricted Subsidiary in connection with environmental assurances and reclamation in an aggregate principal amount that, when added to all other Indebtedness Incurred pursuant to this clause (11) and then outstanding, will not exceed $700.0 million.

(c) Notwithstanding the foregoing, neither the Company nor any Subsidiary Guarantor may Incur any Indebtedness pursuant to paragraph (b) above if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any

Subordinated Obligations of the Company or any Subsidiary Guarantor unless such Indebtedness will be subordinated to the notes or the applicable Subsidiary Guarantee on substantially the same terms, taken as a whole, as such Subordinated Obligations.

(d) For purposes of determining compliance with this covenant:

(1) Indebtedness Incurred pursuant to the Credit Agreement prior to or on the Closing Date shall be treated as Incurred pursuant to clause (1) of paragraph (b) above;

(2) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(3) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in this covenant, the Company, in its sole discretion, shall classify and may later reclassify such Indebtedness and only be required to include the amount of such indebtedness in one of such clauses; provided that all Indebtedness outstanding under the Credit Facilities on the Closing Date will be treated as Incurred as of the Closing Date under clause (1) of paragraph (b) above and such amounts may not later be reclassified.

(e) For purposes of determining compliance with any U.S. dollar denominated restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness Refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess, as appropriate, will be determined on the date such Refinancing Indebtedness is Incurred.

Limitation on restricted payments.  (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to:

(1) declare or pay any dividend, make any distribution on or in respect of its Capital Stock or make any similar payment (including any payment in connection with any merger or consolidation involving the Company or any Subsidiary of the Company) to the direct or indirect holders of its Capital Stock, except (x) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock or Preferred Stock) and (y) dividends or distributions payable to the Company or a Restricted Subsidiary (and, if such Restricted Subsidiary has shareholders other than the Company or other Restricted Subsidiaries, to its other shareholders on a pro rata basis);

(2) purchase, repurchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company held by Persons other than a Restricted Subsidiary or any Capital Stock of any

Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary);

(3) purchase, repurchase, redeem, retire, defease or otherwise acquire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations of the Company or any Subsidiary Guarantor (other than (a) from the Company or a Restricted Subsidiary or (b) the purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Subordinated Obligations acquired in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition); or

(4) make any Investment in an Unrestricted Subsidiary (any such dividend, distribution, payment, purchase, redemption, repurchase, defeasance, retirement, or other acquisition or investment being herein referred to as a “Restricted Payment”) if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(A) a Default will have occurred and be continuing (or would result therefrom);

(B) the Company could not Incur at least $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “— Limitation on indebtedness;” or

(C) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Closing Date would exceed the sum, without duplication, of:

(i) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter ending March 31, 2007 to the end of the most recent fiscal quarter for which financial statements are available prior to the date of such Restricted Payment (or, in case such Consolidated Net Income will be a deficit, minus 100% of such deficit);

(ii) the aggregate Net Cash Proceeds and the Fair Market Value of property or assets received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Closing Date (other than an issuance or sale to (x) a Subsidiary of the Company or (y) an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries) and 100% of any cash capital contribution received by the Company from its shareholders subsequent to the Closing Date;

(iii) the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Closing Date of any Indebtedness of the Company or its Restricted Subsidiaries which is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or the Fair Market Value of other property distributed by the Company or any Restricted Subsidiary upon such conversion or exchange);

(iv) the amount equal to the net reduction in Investments in Unrestricted Subsidiaries subsequent to the Closing Date resulting from (x) payments of dividends, repayments of the principal of loans or advances or other transfers of assets to the

Company or any Restricted Subsidiary from Unrestricted Subsidiaries or (y) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments; and

(v) the aggregate Net Cash Proceeds and the Fair Market Value of property or assets received by the Company from the sale (other than to the Company or an Affiliate of the Company (including any Restricted Subsidiary)) of the Capital Stock of any Unrestricted Subsidiary.

(b) The provisions of the foregoing paragraph (a) will not prohibit:

(1) any purchase, repurchase, redemption, retirement or other acquisition for value of Capital Stock or Subordinated Obligations of the Company or a Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale or incurrence of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries); provided, however, that:

(A) such purchase, repurchase, redemption, retirement or other acquisition for value will be excluded in the calculation of the amount of Restricted Payments; and

(B) the Net Cash Proceeds from such sale applied in the manner set forth in this clause (1) will be excluded from the calculation of amounts under clause (4)(C)(ii) of paragraph (a) above;

(2) any prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Subordinated Obligations of the Company or a Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale or incurrence of, Indebtedness of such Person that is permitted to be Incurred pursuant to paragraph (b) of the covenant described under “— Limitation on indebtedness;” provided, however, that such prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value will be excluded in the calculation of the amount of Restricted Payments;

(3) any prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under “— Limitation on sales of assets and subsidiary stock;” provided, however, that such prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value will be excluded in the calculation of the amount of Restricted Payments;

(4) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with this covenant; provided, however, that such dividends will be included in the calculation of the amount of Restricted Payments, except to the extent otherwise provided in clause (5) below;

(5) dividends on the Company’s common stock at a rate not to exceed $1.25 per share per annum (such amount to be appropriately adjusted to reflect any stock split, reverse stock split, stock dividend or similar transaction occurring after the Closing Date so that the aggregate amount of dividends permitted after such transaction is the same as the amount permitted immediately prior to such transaction); provided that at the time of declaration thereof, the Company could Incur at least $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “— Limitation on indebtedness;” and provided, further, that (A) such dividends on shares of the Company’s common stock (as adjusted as described above) outstanding on the Closing Date or issued upon conversion of or in exchange for shares of the Company’s 5 1/2% Convertible Perpetual Preferred Stock outstanding on the Closing Date will be excluded in the calculation of the amount of Restricted Payments; and (B) such dividends on shares of the Company’s common stock (as adjusted as described above) issued after the Closing Date will be included in the calculation of the amount of Restricted Payments;

(6) any purchase, repurchase, redemption, retirement or other acquisition for value of shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such common stock; provided, however, that the aggregate amount of such purchases, repurchases, redemptions, retirements and other acquisitions for value will not exceed $50.0 million in any calendar year; provided further, however, that such purchases, repurchases, redemptions, retirements and other acquisitions for value shall be excluded in the calculation of the amount of Restricted Payments;

(7) the declaration and payments of dividends on shares of the Company’s 5 1/2% Convertible Perpetual Preferred Stock outstanding on the Closing Date and on Disqualified Stock issued pursuant to the covenant described under “— Limitation on indebtedness;” provided, however, that such dividends will be excluded in the calculation of the amount of Restricted Payments;

(8) repurchases of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options; provided, however, that such Restricted Payments will be excluded in the calculation of the amount of Restricted Payments;

(9) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors); provided further, however, that such payments will be excluded in the calculation of the amount of Restricted Payments;

(10) in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the notes of each series as a result of such Change of

Control and has repurchased all notes of each series validly tendered and not withdrawn in connection with such Change of Control Offers; provided further, however, that such payments, purchases, redemptions, defeasances or other acquisitions or retirements will be included in the calculation of the amount of Restricted Payments;

(11) any Restricted Payment made to fund the Transactions on the terms described in this Prospectus, including, without limitation, the payment of any amounts in respect of appraisal rights, and the fees and expenses related thereto; provided, however, that such Restricted Payments will be excluded in the calculation of the amount of Restricted Payments; or

(12) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (12) not to exceed $1,000 million; provided that at the time of any such Restricted Payment that, together with all other Restricted Payments made pursuant to this clause (12), would exceed $200.0 million, the Company could Incur at least $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “— Limitation on indebtedness;” provided further that such Restricted Payment will be excluded in the calculation of the amount of Restricted Payments.

Limitation on sales of assets and subsidiary stock.  (a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the Fair Market Value of the shares and assets subject to such Asset Disposition;

(2) except in the case of a Permitted Asset Swap or the sale or other disposition for noncash consideration of any of the Capital Stock of PT Indocopper Investama (provided that, at the time of such sale, PT Indocopper Investama does not own any assets other than 9.36% of the Capital Stock of PT Freeport Indonesia) or up to 9.36% of the Capital Stock of PT Freeport Indonesia at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be):

(A) first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, purchase, repurchase, redeem, retire, defease or otherwise acquire for value amounts payable under or in respect of the Credit Agreement, the Existing Freeport Notes or Indebtedness (other than obligations in respect of Preferred Stock) of a Restricted Subsidiary that is not a Subsidiary Guarantor (in each case other than indebtedness owed to the Company or an Affiliate of the Company and other than obligations in respect of Disqualified Stock) within 180 days after the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(B) second, to the extent of the balance of Net Available Cash after application in accordance with clause (A), to the extent the Company or such Restricted Subsidiary elects, to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary) within 365 days from the later of such Asset Disposition or the receipt of such Net Available Cash;

(C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an Offer (as defined in paragraph (b) of this covenant below) to purchase notes of such series pursuant to and subject to the conditions set forth in paragraph (b) of this covenant; provided, however, that if the Company elects (or is required by the terms of any other Senior Indebtedness), such Offer may be made ratably to purchase such notes and other Senior Indebtedness (including the notes of the other series) of the Company; and

(D) fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C), for any general corporate purpose permitted by the terms of the Indenture;

provided, however, that in connection with any prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness pursuant to clause (A), (C) or (D) above, the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid, purchased, repurchased, redeemed, retired, defeased or otherwise acquired for value.

Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this covenant exceeds $300.0 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.

For the purposes of this covenant, the following are deemed to be cash:

•	the assumption of Indebtedness of the Company (other than obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock or Preferred Stock of a Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

•	securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

(b) In the event of an Asset Disposition that requires the purchase of a series of notes (and other Senior Indebtedness of the Company) pursuant to clause (a)(3)(C) of this covenant, the Company will be required (i) to purchase notes of such series tendered pursuant to an offer by the Company for such notes (the “Offer”) at a purchase price of 100% of their principal amount plus accrued and unpaid interest to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture and (ii) to purchase other Senior Indebtedness of the Company (including notes of the other series) on the terms and to the extent contemplated thereby (provided that in no event shall the Company offer to purchase such other Senior Indebtedness of the Company at a purchase price in excess of 100% of its principal amount (without premium), plus accrued and unpaid interest thereon. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the notes will be denominations of $2,000 principal amount or integral multiples of $1,000 in excess thereof. If the aggregate purchase price of notes of such series and other Senior Indebtedness (including notes of the other series) tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the notes (and other Senior Indebtedness), the Company will apply the remaining Net Available Cash in accordance with clause (a)(3)(D) of this covenant. The Company will not be required to make an Offer for notes of such series (and other Senior Indebtedness) pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (a)(3)(A) and (B)) is less than $150.0 million for any particular Asset Disposition (which lesser amount will be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

(c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

Limitation on Liens.  (a) The Company will not, and will not permit any Restricted Subsidiary to, (a) Incur any Indebtedness if such Indebtedness is secured by a Lien upon, or (b) directly or indirectly secure any outstanding Indebtedness by a Lien upon, any Principal Property now owned or hereafter acquired, without effectively providing that the notes shall be secured equally and ratably with such Indebtedness (or prior to, if such Indebtedness is a Subordinated Obligation), except that the foregoing restrictions shall not apply to (i) Liens securing Indebtedness Incurred to finance the construction, exploration, purchase or lease of, or repairs, improvements or additions to, any Principal Property of such Person; provided, however, that the Lien may not extend to any other Principal Property owned by such Person or any of its Subsidiaries at the time the Lien is Incurred, and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, exploration, repair, improvement, addition or commencement of full operation of the property subject to the Lien; (ii) Liens on any Principal Property at the time such Person or any of its Subsidiaries acquires the Principal Property, including any acquisition by means of a merger or consolidation with or into such Person or any Subsidiary of such Person; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further that such Liens do not extend to any other Principal Property owned by such Person or any of its Subsidiaries; (iii) Liens to secure Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; (iv) Liens existing on the Closing Date; (v) Liens on Principal Property of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further that such Liens do not extend to any other Principal Property owned by such Person or any of its Subsidiaries; (vi) Liens to secure Indebtedness permitted or, in the event that a Suspension Period is in effect, that would have been permitted if no such Suspension Period were in effect, under clauses (1), (6), (7) or (11) of paragraph (b) of the covenant set forth under “— Limitation on indebtedness;” (vii) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (i) to (iv), inclusive; (viii) Liens arising from or in connection with the conveyance of any production payment or similar obligation or instrument with respect to any mineral or natural resource ; (ix) Liens in favor of governmental bodies to secure advance or progress payments pursuant to any contract or statute and (x) Liens securing obligations under Hedging Agreements permitted under the Indenture.

(b) Notwithstanding the foregoing, the Company and any Restricted Subsidiary may, without securing the notes, Incur Indebtedness secured by a Lien in an aggregate amount which, together with all other such Indebtedness of the Company and its Restricted Subsidiaries Incurred pursuant to this paragraph (b) and all outstanding Attributable Debt in respect of Sale/Leaseback Transactions, at such time, does not exceed 3.5% of Total Assets.

SEC reports.  Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC subject to the next sentence and provide the Trustee and Holders with such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be so filed and provided at the times specified for the filings of such reports under such Sections and containing all the information, audit reports and exhibits required for such reports. If, at any time, the Company is not subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding sentence with the SEC within the time periods required unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept such filings. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, the Company will post the reports specified in the preceding sentence on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

Future subsidiary guarantors.  The Company will cause each Restricted Subsidiary that enters into a Guarantee of any of the Company’s future Indebtedness, other than Indebtedness Incurred and outstanding pursuant to paragraph (b) of the covenant described under “— Limitation on indebtedness,” to become a Subsidiary Guarantor, and, if applicable, execute and deliver to the Trustee a supplemental indenture in the form set forth in the Indenture pursuant to which such Subsidiary will Guarantee payment of the notes. Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Subsidiary Guarantor without rendering the Subsidiary Guarantee, as it relates to such Subsidiary Guarantor voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Limitation on sale/leaseback transactions.  The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless: (i) the Company or such Restricted Subsidiary would be entitled to Incur Indebtedness secured by a Lien on the property to be leased without equally and ratably securing the notes or (ii) the Company applies an amount equal to the Fair Market Value of the property sold to the retirement of long-term Indebtedness of the Company.

Merger and consolidation

(a) The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation organized and existing under the laws of the United States of America, any

State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the notes and the Indenture;

(2) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under “— Limitation on indebtedness;” and

(4) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but the predecessor Company in the case of a conveyance, transfer or lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the notes.

(b) The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to, any Person unless:

(1) except in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Capital Stock or assets or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary, in both cases, if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “— Limitation on sales of assets and subsidiary stock” in respect of such disposition, the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guarantee Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Subsidiary Guarantee;

(2) immediately after giving effect to such transaction or transactions (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3) the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guarantee Agreement, if any, complies with the Indenture.

Notwithstanding the foregoing:

(A) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company; and

(B) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction to realize tax or other benefits.

Defaults

Each of the following is an Event of Default with respect to a series of notes:

(1) a default in any payment of interest on any note of such series when due and payable continued for 30 days;

(2) a default in the payment of principal of any note of such series when due and payable at its Stated Maturity, upon required redemption or repurchase, upon declaration or otherwise;

(3) the failure by the Company or any Restricted Subsidiary to comply with its obligations under the covenant described under “— Merger and consolidation” above;

(4) the failure by the Company or any Restricted Subsidiary to comply for 30 days after notice with any of its obligations under the covenants described under “— Change of control” or “— Certain covenants” above (in each case, other than a failure to purchase such notes);

(5) the failure by the Company or any Restricted Subsidiary to comply for 60 days after notice with its other agreements contained in such series of notes or the Indenture with respect to such series of notes;

(6) the failure by the Company or any Restricted Subsidiary to pay any Indebtedness or any interest thereon within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $250.0 million or its foreign currency equivalent (the “cross acceleration provision”);

(7) certain events of bankruptcy, insolvency or reorganization of the Company, a Subsidiary Guarantor or a Significant Subsidiary (the “bankruptcy provisions”);

(8) the rendering of any judgment or decree for the payment of money in excess of $250.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers) against the Company or a Subsidiary if:

(A) an enforcement proceeding thereon is commenced by any creditor; or

(B) such judgment or decree remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the “judgment default provision”); or

(9) any Subsidiary Guarantee with respect to such series of notes ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee) or any Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee with respect to such series of notes.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clauses (4) or (5) will not constitute an Event of Default with respect to a series of notes until the Trustee notifies the Company or the Holders of at least 25% in principal amount of the outstanding notes of such series notify the Company and the Trustee of the default and the Company or the Restricted Subsidiary, as applicable, does not cure such default within the time specified in clauses (4) or (5) hereof after receipt of such notice.

If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) with respect to a series of notes occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding notes of such series by notice to the Company and the Trustee may declare the principal of and accrued but unpaid interest on all the notes of such series to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs, the principal of and interest on all the notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding notes of a series may rescind any such acceleration with respect to the notes of such series and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of a series of notes unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a note of a series may pursue any remedy with respect to the Indenture or the notes of such series unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 25% in principal amount of the outstanding notes of such series have requested the Trustee in writing to pursue the remedy;

(3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the Holders of a majority in principal amount of the outstanding notes of such series have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding notes of a series will be given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to such series. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a note of such series or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

If a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder of notes of each series to which such Default applies a notice of the Default within the earlier of 90 days after it occurs or 30 days after it is known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any note (including payments pursuant to the mandatory redemption provisions of such note), the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Holders. In addition, the Company will be required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company will also be required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Events of Default, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and waivers

Subject to certain exceptions, the Indenture may be amended with respect to the notes of a series with the written consent of the Holders of a majority in principal amount of the notes of such series then outstanding and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the notes of such series then outstanding. However, without the consent of each Holder of an outstanding note of a series affected, no amendment may, with respect to such series, among other things:

(1) reduce the amount of such notes whose Holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any such note;

(3) reduce the principal of or extend the Stated Maturity of any such note;

(4) reduce the premium payable upon the redemption of any such note or change the time at which any such note may be redeemed as described under “— Optional redemption” above;

(5) make any such note payable in money other than that stated in such note;

(6) impair the right of any Holder of such notes to receive payment of principal of, and interest (including additional interest, if any) on, such Holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes;

(7) make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions;

(8) make any change in the ranking or priority of any note of such series that would adversely affect the Holders of such notes; or

(9) make any change in, or release other than in accordance with the Indenture, any Subsidiary Guarantee that would adversely affect the Holders of such series.

Without the consent of any Holder of notes of a series, the Company, the Subsidiary Guarantors and the Trustee may amend the Indenture with respect to such series to:

•	cure any ambiguity, omission, defect or inconsistency;

•	provide for the assumption by a successor corporation of the obligations of the Company or any Subsidiary Guarantor under the Indenture;

•	provide for uncertificated notes in addition to or in place of certificated notes of such series (provided, however, that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

•	add Guarantees with respect to the notes of such series or to secure the notes of such series;

•	add to the covenants of the Company or any Subsidiary Guarantor for the benefit of the Holders of the notes of such series or to surrender any right or power conferred upon the Company or any Subsidiary Guarantor with respect to such series;

•	make any change that does not adversely affect the rights of any Holder, subject to the provisions of the Indenture;

•	provide for the issuance of Additional Notes;

•	comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA; or

•	conform the text of the Indenture to any provision of this Description of the Notes.

The consent of the Holders will not be necessary to approve the particular form of any proposed amendment. It will be sufficient if such consent approves the substance of the proposed amendment.

After an amendment becomes effective, the Company is required to mail to Holders a notice briefly describing such amendment. However, the failure to give such notice to all Holders, or any defect therein, will not impair or affect the validity of the amendment.

Neither the Company nor any Affiliate of the Company may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to all Holders and is paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Transfer and exchange

A Holder will be able to transfer or exchange notes. Upon any transfer or exchange, the registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes required by law or permitted by the Indenture. The Company will not be required to transfer or exchange any note selected for redemption or to transfer or exchange any note for a period of 15 days prior to a selection of notes to be redeemed. The notes will be issued in registered form and the Holder will be treated as the owner of such note for all purposes.

Satisfaction and discharge

When we (1) deliver to the Trustee all outstanding notes of a series for cancelation or (2) all outstanding notes of a series have, or will within 60 days, become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding notes of such series, including interest thereon to maturity or such redemption date, and if in either case we pay all other sums payable under the Indenture by us relating to such series of notes, then the Indenture shall, subject to certain exceptions, cease to be of further effect with respect to such series of notes.

Defeasance

The Company may at any time terminate all its obligations under the notes of any series and the Indenture with respect to such series (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes of such series, to replace mutilated, destroyed, lost or stolen notes of such series and to maintain a registrar and paying agent in respect of the notes of such series.

In addition, the Company may, with respect to a series of notes, at any time terminate:

(1) its obligations under “— Change of control” with respect to such series of notes and the covenants described under “— Certain covenants” with respect to such series of notes; and

(2) the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiary Guarantors and Significant Subsidiaries and the judgment default provision described under “Defaults” above and the limitations contained in clause (3) under the first paragraph of “Merger and consolidation” above (“covenant defeasance”).

The Company may exercise its legal defeasance option with respect to a series of notes notwithstanding its prior exercise of its covenant defeasance option with respect to such series. If the Company exercises its legal defeasance option with respect to a series of notes, payment of the notes of such series may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option with respect to a series of notes, payment of the notes of such series may not be accelerated because of an Event of Default with respect to such series specified in clause (4), (6), (7) (with respect only to Subsidiary Guarantors and Significant Subsidiaries), (8) (with respect only to Significant Subsidiaries) or (9) under “Defaults” above or because of the failure of the Company to comply with clause (3) under the first paragraph of “Merger and consolidation” above with respect to such series. If the Company exercises its legal defeasance option or its covenant defeasance option with respect to a series of notes, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guarantee of such series.

In order to exercise either defeasance option with respect to a series of notes, the Company must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money in an amount sufficient or U.S. Government Obligations, the principal of and interest on which will be sufficient, or a combination thereof sufficient, to pay the principal of, premium (if any) and interest on, in respect of the notes of such series to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the trustee

The Bank of New York is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the notes.

Governing law

The Indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Certain definitions

“Additional Assets” means:

(1) any property or assets (other than Indebtedness and Capital Stock) used or to be used by the Company or a Restricted Subsidiary in a Permitted Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; provided, however, that:

any such Restricted Subsidiary described in clauses (2) or (3) above is primarily engaged in a Permitted Business.

“Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after     , 2011, in the case of the 2015 notes, or     , 2012 in the case of the 2017 notes, yields for the two

published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, plus .50%.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the provisions described under “Certain covenants — Limitation on sales of assets and subsidiary stock” only, “Affiliate” shall also mean any beneficial owner of shares representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

“Applicable Premium” means with respect to a note of a series at any redemption date, the greater of (i) 1.00% of the principal amount of such note and (ii) the excess of (A) the present value at such redemption date of (1), in the case of the 2015 notes, the redemption price of such notes on     , 2011 (such redemption price being described in the first paragraph under “— Optional redemption — 2015 notes” exclusive of any accrued interest) or, in the case of the 2017 notes, the redemption price of such notes at     , 2012 (such redemption price being described in the second paragraph under “— Optional redemption — 2017 notes” exclusive of any accrued interest) plus (2) all required remaining scheduled interest payments due on such note through     , 2011, in the case of the 2015 notes, or     , 2012, in the case of the 2017 notes, (but, in each case, excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such note on such redemption date.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation, or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

(2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary other than, in the case of (1), (2) and (3) above,

(A) disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary,

(B) for purposes of the provisions described under “Certain covenants — Limitation on sales of assets and subsidiary stock” only, a disposition subject to the covenant described under “Certain covenants — Limitation on restricted payments;”

(C) a disposition of assets with a Fair Market Value of less than $300.0 million;

(D) a disposition of cash or Temporary Cash Investments; and

(E) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien).

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the applicable series of the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligations.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing:

(1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or scheduled redemption or similar payment with respect to such Preferred Stock, multiplied by the amount of such payment by

(2) the sum of all such payments.

“Bank Indebtedness” means any and all amounts payable under or in respect of the Credit Agreement and any Refinancing Indebtedness with respect thereto, as amended from time to time, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof. It is understood and agreed that Refinancing Indebtedness in respect of the Credit Agreement may be Incurred from time to time after termination of the Credit Agreement.

“Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of the Board of Directors of the Company.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty. For purposes of the covenant described under “— Certain covenants — Limitation on liens,” a Capitalized Lease Obligation will be deemed to be secured by a Lien on the property being leased.

“Closing Date” means the date of the Indenture.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodity Price Protection Agreement” means any forward contract, commodity swap, commodity option or other similar agreement or arrangement relating to, or the value of which is dependent upon or which is designed to protect such Person against, fluctuations in commodity prices.

“Comparable Treasury Issue” means, with respect to the notes of a series, the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes of such series from the redemption date to     , 2011, in the case of the 2015 notes, or from the redemption date to     , 2012, in the case of the 2017 notes, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to     , 2011, in the case of the 2015 notes, or     , 2012, in the case of the 2017 notes.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Trustee, Reference Treasury Dealer Quotations for such redemption date.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of:

(1) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are available, to

(2) Consolidated Interest Expense for such four fiscal quarters;

provided, however, that:

(A) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an incurrence of Indebtedness, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period;

(B) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(C) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Disposition for such period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(D) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Person that becomes a Restricted Subsidiary or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(E) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (C) or (D) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets or other Investment, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company and shall comply with the requirements of Rule 11-02 of Regulation S-X promulgated by the SEC.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of 12 months). If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent that such Indebtedness was incurred solely for working capital purposes.

“Consolidated Interest Expense” means, for any period, the total interest expense less interest income of the Company and its Consolidated Restricted Subsidiaries, plus, to the extent Incurred by the Company and its Consolidated Restricted Subsidiaries in such period but not included in such interest expense, without duplication:

(1) interest expense attributable to Capitalized Lease Obligations and the interest expense attributable to leases constituting part of a Sale/Leaseback Transaction;

(2) amortization of debt discount and debt issuance costs;

(3) capitalized interest;

(4) noncash interest expense;

(5) commissions, discounts and other fees and charges attributable to letters of credit and bankers’ acceptance financing;

(6) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary;

(7) net payments pursuant to Interest Rate Agreements (including amortization of fees);

(8) dividends in respect of all Disqualified Stock of the Company and all Preferred Stock of any of the Subsidiaries of the Company, to the extent held by Persons other than the Company or a Restricted Subsidiary;

(9) interest Incurred in connection with Investments in discontinued operations; and

(10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

“Consolidated Net Income” means, for any period, the net income of the Company and its Consolidated Subsidiaries for such period; provided, however, that there shall not be included in such Consolidated Net Income:

(1) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A) subject to the limitations contained in clause (4) below, the Company’s equity in the net income of any such person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution made to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B) the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(2) any net income (or loss) of any Person acquired by the Company or a Subsidiary of the Company in a pooling of interests transaction (or any transaction accounted for in a manner similar to a pooling of interests) for any period prior to the date of such acquisition;

(3) any net income (or loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company; provided, however, that Section 6.08(a) under the Credit Agreement as in effect on the date of the Indenture or any substantially equivalent provision shall not be deemed to be such a restriction, except that:

(A) subject to the limitations contained in clause (4) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution made to another Restricted Subsidiary, to the limitation contained in this clause); and

(B) the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4) any gain (or loss) realized upon the sale or other disposition of any asset of the Company or its Consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(5) any extraordinary, unusual or non-recurring gain or loss;

(6) the cumulative effect of a change in accounting principles;

(7) any non-cash gain or loss attributable to any Commodity Price Protection Agreement until such time as it is settled, at which time the net gain or loss shall be included;

(8) accruals and reserves that are established within twelve months after the Closing Date and that are so required to be established as a result of the Transactions in accordance with GAAP;

(9) any increase in amortization, depletion or depreciation, increase in cost of goods sold attributable to metal inventories or any one-time non-cash charges resulting from purchase accounting in connection with the Transactions or any acquisition that is consummated after the Closing Date;

(10) any non-cash impairment charges resulting from the application of Statement of Financial Accounting Standards No. 142 and No. 144 and any amortization of intangibles pursuant to Statement of Financial Accounting Standards No. 141;

(11) any net after-tax income or loss from discontinued operations and any net after-tax gain or loss on disposal of discontinued operations;

(12) any non-cash compensation expense realized from grants of stock appreciation or similar rights, stock options, restricted stock, restricted stock units or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries; and

(13) any premiums, fees and expenses (and any amortization thereof) paid in connection with the Transactions.

in each case, for such period. Notwithstanding the foregoing, for the purpose of the covenant described under “— Certain covenants — Limitation on restricted payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(4)(C)(iv) thereof.

“Consolidation” means the consolidation of the accounts of each of the Restricted Subsidiaries, with those of the Company in accordance with GAAP consistently applied; provided, however, that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an investment. The term “Consolidated” has a correlative meaning.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Credit Agreement” means collectively (i) the amended and restated credit agreement dated as of March   , 2007, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), refinanced, restructured or otherwise modified from time to time, among the Company, PT Freeport Indonesia, the lenders party thereto, the issuing banks party thereto, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and security agent and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as syndication agent, and (ii) the credit agreement dated as of March   , 2007, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), refinanced, restructured or otherwise modified from time to time, among the Company, the lenders party thereto, the issuing banks party thereto, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and security agent and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as syndication agent (in each case, except to the extent that any such amendment, restatement, supplement, waiver, replacement, refinancing, restructuring or other modification thereto would be prohibited by the terms of the indenture, unless otherwise agreed to by the Holders of at least a majority in aggregate principal amount of notes at the time outstanding).

“Credit Facilities” means (1) one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other lenders providing for revolving credit loans, term loans, receivables financing or letters of credit, and (2) any notes, bonds or other instruments issued and sold in a public offering, Rule 144A, or other private transaction (together with any related indentures, note purchase agreements or similar agreements), in each case as to clause (1) and (2), as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Currency Agreement” means with respect to any Person any foreign exchange contract, currency swap agreements or other similar agreement or arrangement to which such Person is a party or of which it is a beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary; provided, however, that any such conversion or exchange shall be deemed an Incurrence of Indebtedness or Disqualified Stock, as applicable); or

(3) is redeemable at the option of the holder thereof, in whole or in part,

in the case of each of clauses (1), (2) and (3), on or prior to the first anniversary of the Stated Maturity of the notes of a series; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the first anniversary of the Stated Maturity of the notes of such series shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions of the covenants described under “— Change of control” and “— Certain covenants — Limitation on sale of assets and subsidiary stock.”

“EBITDA” for any period means the Consolidated Net Income for such period, plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:

(1) provision for taxes based on income, profits or capital of the Company and its Consolidated Restricted Subsidiaries;

(2) Consolidated Interest Expense;

(3) depreciation expense of the Company and its Consolidated Restricted Subsidiaries;

(4) amortization expense of the Company and its Consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid cash item that was paid in a prior period);

(5) minority interest expense consisting of subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary, except to the extent of dividends declared or paid on such equity interests held by third parties,

(6) any reasonable expenses or charges related to any Equity Offering, investment, acquisition, recapitalization or Indebtedness permitted to be incurred under the Indenture or in connection with the Transactions, and

(7) all other noncash charges of the Company and its Consolidated Restricted Subsidiaries (excluding any such noncash charge to the extent it represents an accrual of or reserve for cash expenditures in any future period) less all noncash items of income (other than accrual of revenue in the ordinary course of business) of the Company and its Restricted Subsidiaries in each case, for such period, in each case, for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and noncash charges of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Equity Offering” means a primary offering of Capital Stock other than (i) Disqualified Stock, (ii) Preferred Stock or (iii) public offerings with respect to the Company’s common stock registered on Form S-8.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Freeport Notes” means the 10 1/8% Senior Notes due 2010 issued by the Company under the Indenture dated as of January 29, 2003, between the Company and The Bank of New York, as trustee; the 7% Convertible Senior Notes due 2011 issued by the Company under the Indenture dated as of February 11, 2003, between the Company and The Bank of New York, as trustee; and the 6 7/8% Senior Notes due 2014 issued by the Company under the Indenture dated as of February 3, 2004, between the Company and The Bank of New York, as trustee.

“Existing Phelps Dodge Notes” means the 7.375% Notes due 2007, the 8.75% Notes due 2011, the 9.50% Notes due 2031, the 6.125% Notes due 2034 and the 7.125% Debentures due 2027, in each case, issued by Phelps Dodge Corporation under the Indenture dated September 27, 1997, between Phelps Dodge Corporation and First Union National Bank, as trustee.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of such Board of Directors; provided, however, that for purposes of clause (a)(4)(C) under “— Certain covenants — Limitation on restricted payments,” if the Fair Market Value of the property or assets in question is so determined to be in excess of $300.0 million, such determination must be confirmed by an Independent Qualified Party.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2) statements and pronouncements of the Financial Accounting Standards Board;

(3) such other statements by such other entities as approved by a significant segment of the accounting profession; and

(4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for the primary purpose of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

“Guarantee Agreement” means a supplemental indenture, in a form reasonably satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company’s obligations with respect to a series of the notes on the terms provided for in the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Price Protection Agreement entered into in the ordinary course of business and not for speculation.

“Holder” means the Person in whose name a note is registered on the Registrar’s books.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary. The term

“Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “— Certain covenants — Limitation on indebtedness”:

(1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms; and

(3) the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or the making of a mandatory offer to purchase such Indebtedness will not be deemed to be the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination, without duplication:

(1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto);

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services;

(5) all Capitalized Lease Obligations and all Attributable Debt of such Person;

(6) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of:

(A) the Fair Market Value of such asset at such date of determination and

(B) the amount of such Indebtedness of such other Persons;

(8) Hedging Obligations of such Person; and

(9) all obligations of the type referred to in clauses (1) through (8) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

“Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement to which such Person is party or of which it is a beneficiary.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its fair market value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “— Certain covenants — Limitation on restricted payments”:

(1) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less

(B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

“Legal Holiday” means a Saturday, Sunday or other day on which banking institutions are not required by law or regulation to be open in the State of New York.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other noncash form) therefrom, in each case net of:

(1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition or any distribution of the proceeds thereof by a Restricted Subsidiary to the Company or another Restricted Subsidiary;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4) appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed by two Officers.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash between the Company or any of its Restricted Subsidiaries and another Person; provided, that any cash received must be applied in accordance with the “Limitation on asset sales” covenant.

“Permitted Business” means any business engaged in by the Company or any Restricted Subsidiary on the Closing Date and any Related Business.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“principal” of a note means the principal of the note plus the premium, if any, payable on the note which is due or overdue or is to become due at the relevant time.

“Principal Property” means any mineral property, concentrator, smelter, refinery, rod mill or, to the extent no Suspension Period is in effect, any other asset or property, in each case, located within the United States of America or its territories or possessions, and owned by the Company or any Restricted Subsidiary except any such assets or properties which the Board of Directors by resolution declares is not of material importance to the business of the Company and its Restricted Subsidiaries, taken as a whole.

“Purchase Money Indebtedness” means Indebtedness:

(1) consisting of the deferred purchase price of an asset, conditional sale obligations, obligations under any title retention agreement and other purchase money obligations, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed, and

(2) Incurred to finance the construction, exploration, development, acquisition or lease of, or repairs, improvement or addition to, any asset by the Company or a Restricted Subsidiary of such asset, including the Capital Stock of a Person that becomes a Restricted Subsidiary;

provided, however, that such Indebtedness is incurred within 180 days after the acquisition by the Company or such Restricted Subsidiary of such asset.

“Quotation Agent” means the Reference Treasury Dealer selected by the Trustee after consultation with the Company.

“Rating Agencies” means Moody’s and S&P or if S&P or Moody’s or both shall not make a rating on the notes of a series publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors) which shall be substituted for S&P or Moody’s or both, as the case may be, with respect to such series of notes.

“Reference Treasury Dealer” means J. P. Morgan Securities, Inc. and its successors and assigns, Merrill Lynch, Pierce, Fenner & Smith Incorporated and its successors and assigns and one other nationally recognized investment banking firms selected by the Company that are primary U.S. Government securities dealers.

“Reference Treasury Dealer Quotations” means with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding such redemption date.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, replace, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that is Incurred to Refinance (including pursuant to any defeasance or discharge mechanism) any Indebtedness of the Company or any Restricted Subsidiary existing on the Closing Date or Incurred in compliance with the Indenture (including Indebtedness of the Company that Refinances Refinancing Indebtedness); provided, however, that:

(1) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding, or, if greater, the committed amount, of the Indebtedness being Refinanced, plus an amount necessary to pay any fees and expenses, including premiums, related to such Refinancing; and

(4) if the Indebtedness being Refinanced is subordinated in right of payment to the notes of a series, such Refinancing Indebtedness is subordinated in right of payment to the notes of such series on substantially the same terms, taken as a whole, as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include:

(A) Indebtedness of a Restricted Subsidiary that Refinances Indebtedness of the Company; or

(B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Related Business” means any business related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the Closing Date.

“Related Business Asset” means assets (other than cash) used or useful in a Related Business, provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if the assets consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. or any successor to the rating agency business thereof.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries. The term Sale/Leaseback Transaction shall not include arrangements with governmental bodies entered into for the purpose of financing the purchase price or the cost of constructing or improving the property subject thereto.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Company secured by a Lien.

“Senior Indebtedness” of any Person means the principal of, premium (if any) and accrued and unpaid interest on (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization of such Person, regardless of whether or not a claim for post-filing interest is allowed in such proceedings), and fees and other amounts owing in respect of, Bank Indebtedness and all other Indebtedness of such Person whether outstanding on the Closing Date or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are subordinated in right of payment to the notes of a series or the Subsidiary Guarantee with respect to a series of notes of such Person; provided, however, that Senior Indebtedness of such Person shall not include:

(1) any obligation of such Person to the Company or any Subsidiary of the Company;

(2) any liability for Federal, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

(4) any Indebtedness or obligation of such Person (and any accrued and unpaid interest in respect thereof) that by its terms is subordinate or junior in any respect to any other Indebtedness or obligation of such Person, including any Subordinated Obligations of such Person;

(5) any obligations with respect to any Capital Stock; or

(6) any Indebtedness Incurred in violation of the Indenture.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Obligation” means any indebtedness of a Person (whether outstanding on the Closing Date or thereafter Incurred) that is subordinate or junior in right of payment to the notes of a series or a Subsidiary Guarantee of such Person, as the cash may be, pursuant to a written agreement.

“Subsidiary” of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or Controlled, directly or indirectly, by:

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or

(3) one or more Subsidiaries of such Person.

“Subsidiary Guarantee” means each Guarantee of the obligations with respect to the notes issued by a Subsidiary of the Company pursuant to the terms of the Indenture.

“Subsidiary Guarantor” means any Subsidiary that has issued a Subsidiary Guarantee.

“Temporary Cash Investments” means any of the following:

(1) any investment in direct obligations of the United States of America or any agency thereof or obligations Guaranteed by the United States of America or any agency thereof;

(2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $250,000,000 (or the foreign currency equivalent thereof) and whose long-term debt is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act);

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

(5) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or “A” by Moody’s;

(6) investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (5) above; and

(7) instruments equivalent to those referred to in clauses (1) through (6) above denominated in any foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Closing Date.

“Total Assets” means the total assets of the Company and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of the Company.

“Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either:

(A) the Subsidiary to be so designated has total Consolidated assets of $1,000 or less; or

(B) if such Subsidiary has Consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “— Certain covenants — Limitation on restricted payments.”

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) the Company could incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “— Certain covenants — Limitation on indebtedness”; and

(y) no Default shall have occurred and be continuing.

Any such designation of a Subsidiary as a Restricted Subsidiary or Unrestricted Subsidiary by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency, as published in The Wall Street Journal in the “Exchange Rate” column under the heading “Currency Trading” on the date two Business Days prior to such determination.

Except as described under “— Certain covenants — limitation on indebtedness,” whenever it is necessary to determine whether the Company has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Subsidiary” means a Restricted Subsidiary of the Company, all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

Book-entry, delivery and form

The certificates representing the notes will be issued in fully registered form without interest coupons. Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with the Depository Trust Company (“DTC”), Euroclear or Clearstream (collectively, the “participants”) or persons who hold interests through such participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, Euroclear or Clearstream or their nominees (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, Euroclear or Clearstream, or their nominees, are the registered owner or holder of a Global Note, DTC, Euroclear or Clearstream or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Note for all purposes under the indenture and the notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with the applicable procedures of DTC, Euroclear or Clearstream, as the case may be, in addition to those provided for under the indenture.

Payments of the principal of, and interest on, a Global Note will be made to DTC, Euroclear or Clearstream, or their nominees, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Freeport-McMoRan expects that DTC, Euroclear or Clearstream or their nominees, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC, Euroclear or Clearstream or their nominees, as the case may be. Freeport-McMoRan also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Freeport-McMoRan understands that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC, Euroclear and Clearstream were created to hold securities for their participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include:

•	securities brokers and dealers;

•	banks, trust companies; and

•	clearing corporations and certain other organizations.

Indirect access to the DTC, Euroclear and Clearstream systems are available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (indirect participants).

Although DTC, Euroclear and Clearstream are expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among their respective participants, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC, Euroclear or Clearstream, as the case may be, are at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary for such Global Notes is not appointed by Freeport-McMoRan within 90 days, Freeport-McMoRan will issue certificated notes in exchange for the Global Notes. Holders of an interest in a Global Note may receive certificated notes, at the option of Freeport-McMoRan, in accordance with the rules and procedures of DTC, Euroclear or Clearstream, as the case may be, in addition to those provided for under the indenture. Beneficial interests in Global Notes held by any direct or indirect participant may also be exchanged for certificated notes upon request to DTC, Euroclear or Clearstream, by such direct participant (for itself or on behalf of an indirect participant), to the Trustee in accordance with their respective customary procedures.

The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that Freeport-McMoRan believes to be reliable, but Freeport-McMoRan takes no responsibility for the accuracy thereof.

Material United States federal tax considerations

The following sets forth the material U.S. federal income tax consequences of ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated or proposed thereunder, administrative pronouncements and judicial decisions, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. This discussion only applies to notes that meet all of the following conditions:

•	they are purchased by those initial holders who purchase notes at the “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money; and

•	they are held as capital assets within the meaning of Section 1221 of the Code (generally, for investment).

This discussion does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as:

•	tax-exempt organizations;

•	regulated investment companies;

•	real estate investment trusts;

•	traders in securities that elect the mark-to-market method of accounting for their securities;

•	certain former citizens and long-term residents of the United States;

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding notes as part of a hedge, straddle or other integrated transaction for U.S. federal income tax purposes, or persons deemed to sell the notes under the constructive sale provisions of the Code;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

•	persons subject to the alternative minimum tax.

Persons considering the purchase of notes are urged to consult their own tax advisors with regard to the application of the U.S. federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax consequences to U.S. holders

As used herein, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Payments of interest

The notes will be issued without original issue discount for U.S. federal income tax purposes. Accordingly, interest paid on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of accounting for U.S. federal income tax purposes.

Potential contingent payment debt treatment

In certain circumstances, we may be obligated to pay U.S. Holders amounts in excess of the stated interest and principal payable on the notes. For example, in the event of a Change of Control, we would generally be required to repurchase the notes at 101 percent of their principal amount plus accrued and unpaid interest. The obligation to make these payments may implicate the provisions of the Treasury regulations relating to “contingent payment debt instruments.” If the notes were deemed to be contingent payment debt instruments, U.S. Holders would generally be required to treat any gain recognized on the sale or other disposition of the notes as ordinary income rather than as capital gain. Furthermore, U.S. Holders would be required to accrue interest income on a constant yield basis at an assumed yield determined at the time of issuance of the notes (which is not expected to differ significantly from the interest rate on the notes), with adjustments to such accruals when any contingent payments are made that differ from the payments calculated based on the assumed yield. The Company does not believe that the notes should be treated as contingent payment debt instruments, and does not intend to treat them as such. However, there is no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position. U.S. Holders of the notes are urged to consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

Sale, exchange, redemption or other disposition of the notes

Upon the sale, exchange, redemption or other taxable disposition of a note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or other taxable disposition and the holder’s adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are treated as interest as described under “Payments of Interest” above.

Gain or loss realized on the sale, exchange, redemption or other taxable disposition of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange, redemption or other taxable disposition the note has been held by the holder for more than one year. The deductibility of capital losses is subject to limitations under the Code.

Backup withholding and information reporting

Information returns will be filed with the IRS in connection with payments on the notes and the proceeds from a sale or other disposition of the notes. A U.S. Holder will be subject to U.S. backup withholding, currently at a rate of 28 percent, on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Tax consequences to non-U.S. holders

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	a nonresident individual;

•	a foreign corporation; or

•	a foreign estate or trust.

“Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition of a note and who is not otherwise a resident of the United States for U.S. federal income tax purposes. Such a holder is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange, redemption or other disposition of a note.

Payments on the notes

Subject to the discussion below concerning backup withholding, payments of principal, interest and premium on the notes by the Company or any paying agent to any Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that, in the case of interest,

•	the holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership; and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner, as discussed below.

If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest on the notes to such Non-U.S. Holder will be subject to a 30 percent U.S. federal withholding tax, unless the Non-U.S. Holder provides the Company with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty.

Certification requirement

Interest on a note will not be exempt from withholding tax unless the beneficial owner of that note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person. Special certification rules apply to notes that are held through foreign intermediaries.

If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if interest on the note is effectively connected with the conduct of this trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be taxed in the same manner as a U.S. Holder (see “— Tax consequences to U.S. holders” above), subject to an applicable income tax treaty providing otherwise, except that the holder will be required to provide to the Company a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These holders should consult their own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a branch profits tax at a rate of 30 percent (or a lower treaty rate).

Sale, exchange or other disposition of the notes

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder of a note will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of such note, unless the gain is effectively connected with the conduct by the holder of a trade or business in the United States, subject to an applicable income tax treaty providing otherwise.

Backup withholding and information reporting

Information returns will be filed with the IRS in connection with payments on the notes. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a United States person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the notes and the Non-U.S. Holder may be subject to U.S. backup withholding, currently at a rate of 28 percent, on payments on the notes or on the proceeds from a sale or other disposition of the notes. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Underwriting

Subject to the terms and conditions in the underwriting agreement between us and the underwriters, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

	Principal amount of	Principal amount of
Underwriter	2015 notes	2017 notes

J.P. Morgan Securities Inc.	$	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated
HSBC Securities (USA) Inc.
Scotia Capital (USA) Inc.
UBS Securities LLC

Total	$	$

The underwriting agreement provides that the underwriters will purchase all of the notes if any of them are purchased.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to           percent of the principal amount of the notes. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to           percent of the principal amount of the notes to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

In the underwriting agreement, we have agreed that:

•	We will not offer or sell any of our debt securities or preferred equity securities (other than the notes or any debt or preferred equity securities that are convertible into common equity of Freeport-McMoRan) for a period of 90 days after the date of this prospectus supplement without the prior consent of J.P. Morgan Securities Inc.

•	We will pay our expenses related to the offering, which we estimate will be $5 million.

•	We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

The notes of each series are new issues of securities, and there is currently no established trading market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

In connection with the offering of the notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State before the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes included in this offering in, from or otherwise involving the United Kingdom.

Certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. Under our new senior credit facilities, JPMorgan Chase Bank, N.A. will act as the sole administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as sole syndication agent, and J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as joint bookrunners and joint lead arrangers. In addition, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as financial advisors to us in connection with the acquisition, for which they will receive customary fees. Affiliates of the underwriters have agreed to provide us with interim financing in the amount of $6.0 billion in the event this offering is not consummated.

Legal matters

The validity of the notes being offered by Freeport-McMoRan will be passed upon by Davis Polk & Wardwell, New York, New York. Certain other legal matters will be passed upon for Freeport-McMoRan by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., New Orleans, Louisiana. Certain legal matters will be passed upon for the underwriters by Cravath, Swaine & Moore LLP, New York, New York.

Experts

Freeport-McMoRan

The consolidated financial statements of Freeport-McMoRan incorporated by reference in Freeport-McMoRan’s annual report on Form 10-K for the year ended December 31, 2006 (including schedules appearing therein), and Freeport-McMoRan management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated by reference therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Phelps Dodge

The audited financial statements of Phelps Dodge and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to Phelps Dodge’s annual report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

Reserves

The information regarding Freeport-McMoRan’s ore reserves as of December 31, 2006, that is either in this document or incorporated by reference to Freeport-McMoRan’s annual report on

Form 10-K for the year ended December 31, 2006, has been verified by Independent Mining Consultants, Inc. This reserve information has been included in this prospectus supplement and incorporated by reference upon the authority of Independent Mining Consultants, Inc. as experts in mining, geology and reserve determination.

Where you can find more information

Freeport-McMoRan and Phelps Dodge file reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following location of the Securities and Exchange Commission:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, like Freeport-McMoRan and Phelps Dodge, who file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

The Securities and Exchange Commission allows Freeport-McMoRan to incorporate by reference information into this document. This means that Freeport-McMoRan can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

This prospectus supplement incorporates by reference the documents listed below and any future filings that Phelps Dodge or Freeport-McMoRan make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information in the documents or filings that is deemed to have been furnished and not filed) until all the securities offered under this prospectus supplement are sold.

Freeport-McMoRan Securities and
Exchange Commission filings	Period or date filed

Annual Report on Form 10-K	Fiscal year ended December 31, 2006
Current Reports on Form 8-K	February 5, 2007 and March 1, 2007
Proxy Statement on Schedule 14A	Filed on March 22, 2006

Phelps Dodge Securities and
Exchange Commission filings	Period or date filed

Annual Report on Form 10-K	Fiscal year ended December 31, 2006

Freeport-McMoRan has supplied all information contained or incorporated by reference in this document relating to Freeport-McMoRan, and Phelps Dodge has supplied all such information relating to Phelps Dodge.

Documents incorporated by reference are available from Freeport-McMoRan and Phelps Dodge without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

Freeport-McMoRan Copper & Gold Inc. 1615 Poydras Street New Orleans, Louisiana 70112 Attention: Investor Relations Telephone: (504) 582-4000	Phelps Dodge Corporation One North Central Avenue Phoenix, Arizona 85004-4414 Attention: Corporate Secretary Telephone: (602) 366-8100

You will not be charged for any of these documents that you request. If you request any documents that have been incorporated by reference from Freeport-McMoRan or Phelps Dodge, Freeport-McMoRan or Phelps Dodge will mail them to you by first class mail, or another equally prompt means, as soon as practicable after it receives your request.

Neither Freeport-McMoRan nor Phelps Dodge has authorized anyone to give any information or make any representation about the transactions or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Prospectus

Freeport-McMoRan Copper & Gold Inc.

Common stock, Preferred stock, Debt securities,
Warrants, Purchase contracts and units

We may offer from time to time common stock, preferred stock, debt securities, warrants, purchase contracts or units. In addition, certain selling securityholders to be identified in a prospectus supplement may offer and sell these securities from time to time, in amounts, at prices and on terms that will be determined at the time the securities are offered. We urge you to read this prospectus and the accompanying prospectus supplement, together with the documents we incorporate by reference, which will describe the specific terms of these securities, carefully before you make your investment decision.

Our common stock is listed on the New York Stock Exchange under the trading symbol “FCX.”

Investing in these securities involves certain risks. See “Risk Factors” in the applicable Prospectus Supplement and in our most recent annual report on Form 10-K, which is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is March 1, 2007

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus. The terms “Freeport-McMoRan,” “we,” “us” and “our” refer to Freeport-McMoRan Copper & Gold Inc. and all entities owned or controlled by Freeport-McMoRan Copper & Gold Inc.

About this prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where you can find more information.”

We have filed or incorporated by reference exhibits to the registration statement of which this prospectus forms a part. You should read the exhibits carefully for provisions that may be important to you.

Freeport-McMoRan Copper & Gold Inc.

Freeport-McMoRan Copper & Gold Inc., or Freeport-McMoRan, is one of the world’s largest producers of copper and gold. Freeport-McMoRan’s Grasberg minerals district in Papua, Indonesia, contains the world’s single largest copper reserve and the world’s single largest gold reserve. On November 19, 2006, Freeport-McMoRan and Phelps Dodge Corporation, or Phelps Dodge, announced that they had signed a merger agreement pursuant to which Freeport-McMoRan will acquire Phelps Dodge for approximately $25.9 billion in cash and stock, based on Freeport-McMoRan’s closing stock price on November 17, 2006 (“the transaction”), creating one of the world’s largest publicly traded copper companies and one of North America’s largest mining companies. Phelps Dodge is one of the world’s leading producers of copper and molybdenum. Phelps Dodge has mines in operation or under development in North and South America, and Africa, including the Tenke Fungurume development project in the Democratic Republic of Congo.

Freeport-McMoRan’s principal executive offices are located at 1615 Poydras Street, New Orleans, Louisiana, and our telephone number at that address is (504) 582-4000. We maintain a website at http://www.fcx.com, where general information about us is available. We are not incorporating the contents of our website into this prospectus.

Use of proceeds

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including working capital, acquisitions, retirement of debt and other business opportunities. In the case of a sale by a selling securityholder, we will not receive any of the proceeds from such sale.

Ratio of earnings to fixed charges

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

Years ended December 31,	2006		2005		2004		2003		2002

Ratio of earnings to fixed charges	32.8	x	15.7	x	4.7	x	3.9	x	3.4	x
Ratio of earnings to fixed charges and preferred stock dividends	14.2	x	8.1	x	2.8	x	3.0	x	2.5	x

For the ratio of earnings to fixed charges calculation, earnings consist of pre-tax income from continuing operations before minority interests in consolidated subsidiaries, income or loss from equity investees and fixed charges. Fixed charges include interest and that portion of rent deemed representative of interest. For the ratio of earnings to fixed charges and preferred stock dividends calculation, we assumed that our preferred stock dividend requirements were equal to the pre-tax earnings that would be required to cover those dividend requirements. We computed those pre-tax earnings using actual tax rates for each year.

Description of securities

This prospectus contains a summary of the securities that Freeport-McMoRan or certain selling securityholders to be identified in a prospectus supplement may sell. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms of the securities being offered.

Description of Freeport-McMoRan capital stock

The following summary of the terms of the capital stock of Freeport-McMoRan is not meant to be complete and is qualified by reference to the relevant provisions of the General Corporation Law of the State of Delaware and the Freeport-McMoRan certificate of incorporation and bylaws. Copies of the Freeport-McMoRan certificate of incorporation and bylaws are incorporated herein by reference and will be sent to you at no charge upon request. See “Where you can find more information” below.

Authorized capital stock

Prior to completion of the transaction. Under the Freeport-McMoRan certificate of incorporation, Freeport-McMoRan authorized capital stock consists of 423,600,000 shares of Class B common stock, $0.10 par value per share, and 50,000,000 shares of preferred stock, $0.10 par value per share. As of December 31, 2006, 23,222,782 shares of the Class B common stock, were authorized for issuance upon conversion of the preferred shares, 229,068 shares were authorized for issuance upon conversion of the 7% Convertible Senior Notes due 2011, 5,659,123 shares were authorized for issuance upon exercise of employee stock options (of which 466,935 were exercisable) and 531,573 shares were authorized for issuance upon the vesting of employee restricted stock units. In addition, as of December 31, 2006, Freeport-McMoRan also had 142,593 stock appreciation rights outstanding (of which 126,203 were exercisable) that will be settled in cash upon exercise and 67,180 shares of phantom stock outstanding that will be settled in cash. As of December 31, 2006, there were issued and outstanding:

•	196,964,996 shares of Class B common stock (not counting the 112,961,136 shares held in Freeport-McMoRan’s treasury); and

•	1,099,985 shares of 5 1/2% Convertible Perpetual Preferred Stock.

If approved by the shareholders at a special meeting on March 14, 2007, the Freeport-McMoRan certificate of incorporation will be amended to increase the authorized number of shares of Freeport-McMoRan capital stock to 750,000,000 and to increase the authorized number of shares of Class B common stock to 700,000,000. If the proposal to amend the Freeport-McMoRan certificate of incorporation is approved by the shareholders, the “Class B common stock” will be renamed “common stock” and the provisions and references to the previously designated classes of preferred stock (other than the Series A Participating Cumulative Preferred Stock and the 5 1/2% Convertible Perpetual Preferred Stock), of which no shares are outstanding, will be deleted.

In 2002, Freeport-McMoRan amended its certificate of incorporation to reclassify its Class A common stock and Class B common stock into a single class designated as Class B common stock. As a result, Freeport-McMoRan does not have any Class A common stock. If the proposal to amend the Freeport-McMoRan certificate of incorporation is approved by the shareholders, all references to “Class B common stock” in the Freeport-McMoRan certificate of incorporation will be amended to refer only to “common stock” and, in addition, the provisions and references to the previously designated classes of preferred stock (other than the Series A Participating Cumulative Preferred Stock as discussed below in “—The Freeport-McMoRan rights agreement” and the 5 1/2% Convertible Perpetual Preferred Stock), of which no shares are outstanding, will be deleted.

Description of common stock

Common stock outstanding. The issued and outstanding shares of common stock are, and the shares of common stock that we may issue in the future will be, validly issued, fully paid and nonassessable. The outstanding shares of common stock are, and the shares of common stock issued and delivered pursuant to the merger agreement will be, duly authorized, validly issued, fully paid and nonassessable, and not subject to any preemptive or other similar right.

Voting rights. Holders of common stock are entitled to elect all of the authorized number of members of the Freeport-McMoRan board of directors, excluding those directors that holders of the 5 1/2% Convertible Perpetual Preferred Stock have the exclusive right to elect if Freeport-McMoRan fails to make specified dividend payments and the rights of holders of any subsequently issued shares of preferred stock. Each share of common stock has one vote. With respect to all other matters submitted to a vote of Freeport-McMoRan shareholders, except as required by law, the holders of the common stock vote together as a single class, and record holders have one vote per share.

Dividend rights; rights upon liquidation. Holders of the common stock will share ratably in any cash dividend that may from time to time be declared with respect to the common stock by the Freeport-McMoRan board of directors. In the event of a voluntary or involuntary liquidation, dissolution or winding up of Freeport-McMoRan, prior to any distributions to the holders of the common stock, the holders of the Freeport-McMoRan preferred stock will receive any payments to which they are entitled. Subsequent to those payments, the holders of the common stock will share ratably, according to the number of shares held by them, in Freeport-McMoRan’s remaining assets, if any.

Other rights. Shares of common stock are not redeemable and have no subscription, conversion or preemptive rights.

Transfer agent. The transfer agent and registrar for the common stock is Mellon Investor Services LLC.

NYSE. Our common stock is listed on the New York Stock Exchange under the symbol “FCX.”

Preferred stock

We may issue shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. The issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of common stock.

The Freeport-McMoRan rights agreement

The Freeport-McMoRan Rights Agreement is designed to deter abusive takeover tactics and to encourage prospective acquirors to negotiate with the Freeport-McMoRan board of directors rather than attempt to acquire the company in a manner or on terms that the board deems unacceptable. Under the Freeport-McMoRan Rights Agreement, each outstanding share of common stock includes an associated preferred stock purchase right. If the rights become exercisable, each right will entitle its holder to purchase one one-hundredth (1/100) of a share of Freeport-McMoRan Series A Participating Cumulative Preferred Stock at an exercise price of $60 per unit, subject to adjustment. The rights trade with all outstanding shares of the common stock. The rights will separate from the common stock and become exercisable upon the earlier of:

•	the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20 percent or more of outstanding Freeport-McMoRan common stock, referred to as an acquiring person; or

•	the tenth business day, or any later date as determined by the Freeport-McMoRan board of directors prior to the time that any person or group becomes an acquiring person, following the commencement of or announcement of an intention to make a tender offer or exchange offer that, if consummated, would result in the person or group becoming an acquiring person.

Term of rights. The rights will expire on May 16, 2010, unless Freeport-McMoRan extends this date or redeems or exchanges the rights as described below.

Exercise after someone becomes an acquiring person. After any person or group becomes an acquiring person, each holder of a right will be entitled to receive upon exercise that number of shares of the common stock having a market value of two times the exercise price of the right. However, this right will not apply to an acquiring person, whose rights will be void.

Upon the occurrence of certain events after someone becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to receive, upon exercise of the right, common stock of the acquiring company having a market value equal to two times the exercise price of the right. These rights will arise only if after a person or group becomes an acquiring person:

•	Freeport-McMoRan is acquired in a merger or other business combination; or

•	Freeport-McMoRan sells or otherwise transfers 50 percent or more of its assets or earning power.

Adjustment. The exercise price, the number of rights outstanding and the number of preferred shares issuable upon exercise of the rights are subject to adjustment from time to time to prevent certain types of dilution. Freeport-McMoRan will not issue fractional preferred stock shares. Instead, Freeport-McMoRan will make a cash adjustment based on the market price of the preferred stock prior to the date of exercise.

Rights, preferences and limitations of rights. Preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will entitle the holder to receive a preferential quarterly dividend payment of the greater of $1.00 or 100 times the dividend declared per share of the common stock. In the event of liquidation, the holders of each share of preferred stock will be entitled to a preferential liquidation payment of the greater of $0.10 per share or 100 times the payment made per share of the common stock. Each share of Freeport-McMoRan preferred stock will entitle the holder to 100 votes and will vote together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which the common stock is exchanged, each share of the preferred stock will entitle the holder to receive 100 times the amount received per share of the common stock. These rights are protected by customary antidilution provisions. Because of the nature of the Freeport-McMoRan preferred stock’s dividend, liquidation and voting rights, the value of each one one-hundredth interest in a share of preferred stock should approximate the value of one share of the common stock.

Exchange and redemption. After a person or group becomes an acquiring person, Freeport-McMoRan may exchange the rights, in whole or in part, at an exchange ratio, subject to adjustment, of one share of common stock, or one one-hundredth of a share of preferred stock, per right. Freeport-McMoRan generally may not make an exchange after any person or group becomes the beneficial owner of 50 percent or more of the common stock.

Freeport-McMoRan may redeem the rights in whole, but not in part, at a price of $0.01 per right, subject to adjustment, at any time prior to any person or group becoming an acquiring person. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the Freeport-McMoRan board of directors in its sole discretion may establish. Once redeemed, the rights will terminate immediately, and the only right of the rights holders will be to receive the cash redemption price.

Amendments. Freeport-McMoRan may amend the terms of the rights without the consent of the rights holders, including an amendment to lower the thresholds described above. However, after any person or group becomes an acquiring person, Freeport-McMoRan may not amend the terms of the rights in any way that adversely affects the interests of the rights holders.

Description of debt securities

The debt securities will be our direct unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and The Bank of New York, as trustee. Senior debt securities will be issued under senior indentures. Subordinated debt securities will be issued under a subordinated indenture. Each of the senior indentures and the subordinated indenture is referred to as an indenture. The material terms of any indenture will be set forth in the applicable prospectus supplement.

Description of warrants

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

Description of purchase contracts

We may issue purchase contracts for the purchase or sale of:

•	debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

Description of units

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities.

Forms of securities

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Registered global securities

We may issue the registered debt securities, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Freeport-McMoRan, the trustees, the warrant agents, the unit agents or any other agent of Freeport-McMoRan, agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

Plan of distribution

Freeport-McMoRan and/or the selling securityholders, if applicable, may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The prospectus supplement will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and the proceeds to be received by Freeport-McMoRan, if any;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If we and/or the selling securityholders, if applicable, use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

We and/or the selling securityholders, if applicable, may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We and/or the selling securityholders, if applicable, may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from Freeport-McMoRan at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Underwriters and agents may be entitled under agreements entered into with Freeport-McMoRan and/or the selling securityholders, if applicable, to indemnification by Freeport-McMoRan and/or the selling securityholders, if applicable, against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for Freeport-McMoRan and its affiliates in the ordinary course of business.

Each series of securities will be a new issue of securities and will have no established trading market other than the common stock, which is listed on the New York Stock Exchange. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

Where you can find more information

Freeport-McMoRan files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following location of the Securities and Exchange Commission:
Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers like Freeport-McMoRan who file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

The Securities and Exchange Commission allows Freeport-McMoRan to incorporate by reference information into this document. This means that Freeport-McMoRan can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

This prospectus incorporates by reference the documents listed below and any future filings that Freeport-McMoRan makes with the Securities and Exchange Commission under Section 13(a),

13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than information in the documents or filings that is deemed to have been furnished and not filed) until all the securities offered under this prospectus are sold.

Freeport-McMoRan Securities and
Exchange Commission Filings	Period or date filed

Annual Report on Form 10-K	Fiscal year ended December 31, 2006
Current Reports on Form 8-K	February 5, 2007 and March 1, 2007
Proxy Statement on Schedule 14A	Filed on March 22, 2006
Registration Statements on Form 8-A	Filed on June 29, 1995 and May 16, 2000

Phelps Dodge Securities and Exchange Commission Filing	Period or date filed

Annual Report on Form 10-K	Fiscal year ended December 31, 2006

Documents incorporated by reference are available from Freeport-McMoRan without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone at the following address:

Freeport-McMoRan Copper & Gold Inc.
1615 Poydras Street
New Orleans, Louisiana 70112
Attention: Investor Relations
Telephone: (504) 582-4000

Information concerning forward-looking statements

This prospectus and Freeport-McMoRan’s financial statements and other documents incorporated by reference in this prospectus contain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Act of 1995. When used in this document, the words “anticipates,” “may,” “can,” “plans,” “feels,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Freeport-McMoRan or Phelps Dodge, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Some other risks and uncertainties include, but are not limited to:

•	macroeconomic conditions and general industry conditions, such as the competitive environment of the mining industry;

•	unanticipated mining, milling and other processing problems;

•	accidents that lead to personal injury or property damage;

•	persistent commodity price reductions;

•	changes in political, social or economic circumstances in areas where we operate or plan to operate;

•	expropriation;

•	variances in ore grades;

•	labor relations;

•	adverse weather conditions and natural disasters, such as earthquakes;

•	the speculative nature of mineral exploration;

•	fluctuations in interest rates and other adverse financial market conditions;

•	regulatory and litigation matters and risks;

•	changes in tax and other laws;

•	the risk that a condition to closing of the transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and

•	other risks to consummation of the transaction.

The actual results or performance by Freeport-McMoRan or Phelps Dodge, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Freeport-McMoRan or Phelps Dodge, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Legal opinions

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell, New York, New York.

Experts

Freeport-McMoRan

The consolidated financial statements of Freeport-McMoRan incorporated by reference in Freeport-McMoRan’s annual report on Form 10-K for the year ended December 31, 2006 (including schedules appearing therein), and Freeport-McMoRan management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated by reference therein, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Phelps Dodge

The financial statements of Phelps Dodge and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this document by reference to Phelps Dodge’s Annual Report on Form 10-K for the year ended December 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

Reserves

The information regarding Freeport-McMoRan’s reserves as of December 31, 2006, that is either in this document or incorporated by reference to Freeport-McMoRan’s annual report on Form 10-K for the year ended December 31, 2006, has been verified by Independent Mining Consultants, Inc. This reserve information has been included in this document and incorporated by reference upon the authority of Independent Mining Consultants, Inc. as experts in mining, geology and reserve determination.